As filed with the Securities and Exchange Commission on July 29, 2022
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Unity Software Inc.
(Exact Name of Registrant As Specified in Its Charter)
Delaware	7372	27-0334803
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
30 3rd Street
San Francisco, California 94103
(415) 539-3162
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
John Riccitiello
President and Chief Executive Officer
Unity Software Inc.
30 3rd Street
San Francisco, California 94103
(415) 539-3162
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
David P. Slotkin Emily K. Beers Morrison & Foerster LLP 2100 L Street, NW Suite 900 Washington, D.C. 20037 Tel: (202) 887-1500	Eric T. McCrath Morrison & Foerster LLP 425 Market Street San Francisco, CA 94105 Tel: (415) 268-7000	Tomer Bar-Zeev Chief Executive Officer ironSource Ltd. 121 Menachem Begin Street Tel Aviv 6701203, Israel Tel: + 972-747990001	Joshua G. Kiernan Michael J. Rosenberg Latham & Watkins LLP 99 Bishopsgate London EC2M 3XF United Kingdom Tel: (+44) (20) 7710-1000	Joshua M. Dubofsky Max Schleusener Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Tel: (212) 906-1200
Hanan Haviv Yuval Meiadr Herzog Fox & Neeman Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972 (3) 692 2020	Dan Shamgar Talya Gerstler Jonathan M. Nathan Elad Ziv Meitar | Law Offices 16 Abba Hillel Road Ramat Gan, 5250608, Israel Tel: +972 (3) 610-3100
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this Registration Statement is declared effective.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION, DATED JULY 29, 2022

JOINT LETTER TO STOCKHOLDERS OF UNITY SOFTWARE INC.
AND SHAREHOLDERS OF IRONSOURCE LTD.
Dear Unity Stockholders and ironSource Shareholders:
On July 13, 2022, Unity Software Inc., which is referred to as “Unity,” Ursa Aroma Merger Subsidiary Ltd., a direct wholly owned subsidiary of Unity, which is referred to as “Merger Sub,” and ironSource Ltd., which is referred to as “ironSource,” entered into an Agreement and Plan of Merger, which, as it may be amended from time to time, is referred to as the “merger agreement.” Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into ironSource, which is referred to as the “merger,” with ironSource continuing in existence as the surviving corporation and as a direct wholly owned subsidiary of Unity.
Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each outstanding Class A ordinary share, no par value, of ironSource, which are referred to as “ironSource Class A ordinary shares” and each outstanding Class B ordinary share, no par value, of ironSource, which are referred to as “ironSource Class B ordinary shares” and, together with the ironSource Class A ordinary shares, are referred to as “ironSource ordinary shares” (subject to certain exceptions set forth in the merger agreement) will be converted into the right to receive 0.1089, which number is referred to as the “exchange ratio,” of a share of common stock, par value $0.000005 per share, of Unity, which is referred to as “Unity common stock,” rounded up or down to the nearest whole share for any fractional shares of Unity common stock resulting from the calculation. Unity stockholders will continue to own their existing shares of Unity common stock.
The exchange ratio is fixed and will not be adjusted for changes in the market price of either Unity common stock or ironSource ordinary shares prior to the effective time of the merger. As a result, the number of shares of Unity common stock that ironSource shareholders will receive as consideration in the merger is fixed and will not change. However, the market value of the consideration payable to ironSource shareholders in the merger will fluctuate with the market price of Unity common stock Unity common stock is traded on the New York Stock Exchange, which is referred to as “NYSE,” under the symbol “U.” ironSource Class A ordinary shares are traded on the New York Stock Exchange under the symbol “IS.”
Based on the closing price of Unity common stock on NYSE of $37.57 on July 28, 2022, the latest practicable trading day prior to the date of the accompanying joint proxy statement/prospectus, the implied value of the consideration payable to ironSource shareholders in the merger was approximately $4.09 per ironSource ordinary share.
Based on the number of shares of Unity common stock and ironSource ordinary shares outstanding as of July 15, 2022, the latest practicable date prior to the date of the accompanying joint proxy statement/prospectus, it is expected that Unity will issue approximately 111.4 million shares of Unity common stock in the merger, after which current Unity stockholders would own approximately 72.8% of the outstanding shares of Unity common stock and former ironSource shareholders would own approximately 27.2% of the outstanding shares of Unity common stock. At closing of the merger, on a fully diluted basis, current Unity stockholders are expected to own approximately 73.5% of the outstanding shares of Unity common stock and former ironSource shareholders are expected to own approximately 26.5% of the outstanding shares of Unity common stock.
The Unity board of directors (which we refer to as the “Unity board”) has determined that the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of Unity common stock in connection with the merger, are fair to, and in the best interests of, Unity and the Unity stockholders, adopted and approved the merger agreement and the transactions contemplated thereby, including the issuance of shares of Unity common stock in connection with the merger, and recommended that the Unity stockholders approve the issuance of shares of Unity common stock in connection with the merger. The Unity board unanimously recommends that Unity stockholders vote “FOR” the Unity issuance proposal and “FOR” the Unity adjournment proposal, each as described in the accompanying joint proxy statement/prospectus.
The ironSource board of directors (which we refer to as the “ironSource board”) has determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, ironSource and the ironSource shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that Unity will be unable to fulfill the obligations of ironSource to its creditors, adopted and approved the merger agreement and the transactions contemplated thereby, including the merger, directed that the merger agreement be submitted to the ironSource shareholders for approval and recommended that the ironSource shareholders approve the merger agreement and the transactions contemplated thereby, including the merger. The ironSource board (excluding directors who may be deemed to have a personal interest, as defined under the Companies Law concerning the merger) unanimously recommends that ironSource shareholders vote “FOR” the ironSource merger proposal, as described in the accompanying joint proxy statement/prospectus.
Unity will hold a special meeting of its stockholders and ironSource will hold a special general meeting of its shareholders (at which class meetings of the ironSource Class A ordinary shares and the ironSource Class B ordinary shares, as well as a combined meeting of those two classes, will all take place) to consider certain matters relating to the merger. Unity and ironSource cannot complete the merger unless, among other things, Unity stockholders approve the issuance of shares of Unity common stock in connection with the merger and ironSource shareholders approve the merger agreement.
Your vote is very important. To ensure your representation at Unity’s special meeting or ironSource’s special general meeting (including the ironSource class and combined meetings to be held as part of that special general meeting), as applicable, please complete and return the applicable enclosed proxy card or submit your proxy by phone or the Internet. Please vote promptly whether or not you expect to virtually attend Unity’s special meeting or ironSource’s special general meeting. Submitting a proxy now will not prevent you from being able to vote at the Unity special meeting or the ironSource special general meeting.
The accompanying joint proxy statement/prospectus is also being delivered to ironSource shareholders as Unity’s prospectus for its offering of shares of Unity common stock to ironSource shareholders in connection with the merger.
The obligations of Unity and ironSource to complete the merger are subject to the satisfaction or waiver of the conditions set forth in the merger agreement, a copy of which is included as part of the accompanying joint proxy statement/prospectus. The accompanying joint proxy statement/prospectus provides you with detailed information about the merger. It also contains or incorporates by reference information about Unity and ironSource and certain related matters. You are encouraged to read the accompanying joint proxy statement/prospectus carefully and in its entirety. In particular, you should carefully read the section titled “Risk Factors” beginning on page 41 of the accompanying joint proxy statement/prospectus for a discussion of risks you should consider in evaluating the merger and the issuance of shares of Unity common stock in connection with the merger and how they will affect you.
Sincerely,	Sincerely,

John Riccitiello	Tomer Bar-Zeev
President and Chief Executive Officer	Chief Executive Officer
Unity Software Inc.	ironSource Ltd.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying joint proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.
The accompanying joint proxy statement/prospectus is dated   , 2022 and is first being mailed to Unity stockholders and ironSource shareholders on or about    , 2022.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD VIRTUALLY VIA THE INTERNET ON    , 2022
Notice is hereby given that a special meeting of stockholders of Unity Software Inc. (which we refer to as “Unity”) will be held on    , 2022 at    a.m., Pacific Time, virtually via a live interactive audio webcast on the Internet (which we refer to as the “Unity special meeting”). You will be able to vote and submit your questions at www.U2022SM.com during the meeting. We are holding the Unity special meeting for the following purposes, which are more fully described in the accompanying joint proxy statement/prospectus:
•
to approve the issuance of shares of Unity common stock (which we refer to as the “Unity issuance proposal”) in connection with the merger contemplated by the Agreement and Plan of Merger, dated July 13, 2022 (which, as it may be amended from time to time, we refer to as the “merger agreement”), by and among Unity, ironSource Ltd. (which we refer to as “ironSource”) and Ursa Aroma Merger Subsidiary Ltd. (which we refer to as “Merger Sub”), a direct wholly owned subsidiary of Unity; and

•
to approve the adjournment of the Unity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Unity issuance proposal at the time of the Unity special meeting (which we refer to as the “Unity adjournment proposal”).

Unity stockholder approval of the Unity issuance proposal is required to complete the merger as contemplated by the merger agreement. Unity stockholders will also be asked to approve the Unity adjournment proposal. Unity will transact no other business at the Unity special meeting. The record date for the Unity special meeting has been set as    , 2022. Only Unity stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Unity special meeting or any adjournments and postponements of the Unity special meeting. For additional information regarding the Unity special meeting, see the section titled “The Unity Special Meeting” in the accompanying joint proxy statement/prospectus.
The Unity board unanimously recommends that you vote “FOR” the Unity issuance proposal and “FOR” the Unity adjournment proposal.
The Unity proposals are described in more detail in the accompanying joint proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
PLEASE VOTE AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO VIRTUALLY ATTEND THE UNITY SPECIAL MEETING. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING JOINT PROXY STATEMENT/PROSPECTUS.
Your vote is very important. Approval of the Unity issuance proposal by the Unity stockholders is a condition to the merger and requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on such proposal. Unity stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their votes by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card.
BY ORDER OF THE BOARD OF DIRECTORS,

Nora Go
Assistant Corporate Secretary
Unity Software Inc.
San Francisco, California

IRONSOURCE LTD.
121 Menachem Begin Street, Tel Aviv 6701203, Israel

, 2022
NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS
(AT WHICH THE CLASS AND COMBINED MEETINGS DESCRIBED BELOW WILL TAKE PLACE)
TO BE HELD ON    , 2022
To the shareholders of ironSource Ltd.:
NOTICE IS HEREBY GIVEN that a special general meeting of shareholders, (which we refer to as the “ironSource special general meeting”, or the “ironSource meeting”) of ironSource Ltd. (referred to as “ironSource” or the “Company”), will be held on   , 2022 at (Israel time), at the Company’s executive offices at 121 Menachem Begin Street, Tel Aviv, Israel.
At the ironSource meeting, separate class meetings of holders of Class A ordinary shares, no par value, of the Company and holders of Class B ordinary shares, no par value, of the Company (which we refer to as “ironSource Class A ordinary shares” and “ironSource Class B ordinary shares,” respectively, and, collectively, as “ironSource ordinary shares”), respectively, as well as a combined meeting of holders of ironSource ordinary shares, will take place, at which shareholders will be asked to consider and vote on the following proposal, which is more fully described in the accompanying joint proxy statement/prospectus:
to approve, pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (which, together with the regulations promulgated thereunder, we refer to as the “Companies Law”), the merger contemplated by the Agreement and Plan of Merger, dated July 13, 2022 (which, as it may be amended from time to time, we refer to as the “merger agreement”), by and among ironSource, Unity Software Inc., a Delaware corporation (which we refer to as “Unity”) and Ursa Aroma Merger Subsidiary Ltd. (which we refer to as “Merger Sub”), a company formed under the laws of the State of Israel and a wholly owned subsidiary of Unity, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ironSource, with ironSource surviving and becoming a direct wholly owned subsidiary of Unity (which we refer to as the “merger”); (ii) the merger agreement; (iii) the consideration to be received by ironSource’s shareholders in the merger, other than holders of “Cancelled Shares”(as defined in the merger agreement), consisting of 0.1089 of a share of Unity common stock, par value $0.000005 per share (which we refer to as “Unity common stock”) subject to the withholding of any applicable taxes, each ironSource Class A ordinary share and each ironSource Class B ordinary share, held as of immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex A. We refer to this proposal as the “ironSource merger proposal.”
Under ironSource’s articles of association, as amended, and the Companies Law, the approval of the ironSource merger proposal requires the affirmative vote of the holders of a majority of the voting power represented at a special general meeting in person or by proxy and voting thereon (excluding abstentions and broker non-votes) of each of (x) the ironSource Class A ordinary shares, voting as a separate class, (y) the ironSource Class B ordinary shares, voting as a separate class, and (z) the ironSource Class A ordinary shares and ironSource Class B ordinary shares, voting together as a single class. In the foregoing combined class meeting (referred to in sub-section (z)), the participating ironSource Class A ordinary shares and ironSource Class B ordinary shares will be entitled to one vote and five votes, respectively, per share. Each of the foregoing three majorities needed for approval of the ironSource merger proposal must be achieved after excluding any votes on account of ironSource ordinary shares held by (a) Unity, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Unity or Merger Sub, (b) a person or entity acting on behalf of Unity, Merger Sub or a person or entity described in clause (a) above, or (c) a family member of, or an entity controlled by, Unity, Merger Sub or any of the foregoing, on the ironSource merger proposal.
Unless explicitly described otherwise, when used in this notice, the accompanying cover letter or joint proxy statement/prospectus, each of the terms “ironSource general meeting”, “ironSource Meeting” or “ironSource special general meeting” shall be deemed a reference to all of the class and combined meetings taking place on the same occasion in accordance with sub-sections (x), (y) and (z) above, collectively.
In addition to excluding votes by persons or entities affiliated with Unity or Merger Sub (as described above), the separate meetings for approval of on the ironSource merger proposal by each of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, and by the combined meeting of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, will seek—to the extent required under Sections 268, 270(4) and 275(a) of the Companies Law for any such meeting (due to a potential personal interest of certain shareholders of ironSource in the approval of the proposal by the class or combined classes of shares)—the fulfillment of either of the following conditions as part of the vote that is held:
•
the majority vote obtained in favor of the ironSource merger proposal also includes a majority of the shares held by shareholders who are not deemed to have a personal interest (as defined under the Companies Law) in the approval of the proposal that are voted at the applicable ironSource meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by such non-conflicted shareholders (as described in the immediately preceding bullet-point) voted against the ironSource merger proposal does not exceed 2% of the aggregate voting power in ironSource (on a per class or combined class basis).

For purposes of the foregoing conditions, a “personal interest” (i) includes an interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting power or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of ironSource. In determining whether a vote cast by proxy is disinterested, the conflict of interest/“personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.
The foregoing additional special voting conditions will be sought for each of the votes at the ironSource Meeting pursuant to Sections 270(4) and 275(a) of the Companies Law, which requires that either of those conditions be met in the case of an extraordinary transaction to which a company is a party and in which a controlling shareholder has a personal interest.
Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company) including, with respect to the ironSource merger proposal, a person who holds 25% or more of the voting rights at the general meeting of ironSource if there is no other person who holds more than 50% of the voting rights of ironSource. For these purposes, two or more persons holding voting rights in a company, each of whom has a personal interest in the approval of the transaction being brought for approval of a company’s shareholders are considered to be joint holders. A person is presumed to be a controlling shareholder if he, she or it holds or controls, by himself, herself or itself, or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.
In connection with the merger, (i) certain members of the ironSource board, as of the time of approval of the merger (namely, Tomer Bar-Zeev, Arnon Harish and Eyal Milrad) who serve as executive officers of ironSource, as well as certain other employees who are also shareholders of ironSource, disclosed their potential personal interest in the merger (in their capacity as employees of ironSource), and advised that they expect to enter into new employment terms with Unity, which are expected to be discussed between them and Unity after the execution of the merger agreement, and (ii) ironSource’s Chief Executive Officer is further expected to serve as a director on the Unity board after the merger. The aggregate voting rights of the ironSource shareholders who are deemed to have a personal interest in the merger by virtue of the foregoing are expected to exceed 25% of the total voting rights in the combined meeting of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, and may also exceed 25% of the total voting rights in the separate class meetings of the ironSource Class A ordinary shares and ironSource Class B ordinary shares. In light of those personal interests, the ironSource merger proposal was also approved by the audit committee of ironSource’s board, prior to being approved by the ironSource board.
Only holders of record of ironSource Class A ordinary shares and/or ironSource Class B ordinary shares at the close of business on    , 2022 (including shares held through a bank, broker or other nominee that is a shareholder of record of ironSource) are entitled to attend and vote at the ironSource special general meeting or any adjournment or postponement thereof.
Whether or not you plan to attend the ironSource special general meeting, it is important that your ironSource ordinary shares be represented and voted at the meeting. Accordingly, after reading this notice of special general meeting of shareholders and the accompanying joint proxy statement/prospectus, please complete and submit each proxy or voting instruction form that you receive as follows:
(i)
If you hold your shares in “street name” through a broker, bank or other nominee on the New York Stock Exchange, please vote in accordance with the instructions on the nominee’s voting instruction form(s), which may include instructions about voting by telephone or over the Internet (at www.proxyvote.com). If you hold your shares in “street name,” you may also vote your shares in person at the ironSource meeting, but you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the meeting, including a proof of ownership form as of the record date.

(ii)
If your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card(s), once it/they become available, to grant your voting proxy or proxies directly to Ms. Dalia Litay, the General Counsel of ironSource, or to vote in person at the ironSource meeting. If you mail your proxy card(s) in the self-addressed, stamped envelope(s) to be enclosed with the proxy statement, it or they must be received by ironSource’s transfer agent not later than 11:59 p.m., Eastern Standard Time, on    , 2022, to be validly included in the applicable tallies of ironSource ordinary shares voted at the meeting. Alternatively, if you are delivering or mailing your proxy or proxies to ironSource’s offices in Israel (to the address given above), it or they must be received by    a.m. (Israel time), on    , 2022.

In connection with the ironSource meeting, ironSource is sending to its shareholders of record as of the record date the accompanying joint proxy statement/prospectus, which describes, among other matters, the proposal to be voted upon at the ironSource meeting, the merger, the merger agreement, Unity and its business, and the Unity common stock to be received in the merger. ironSource is also sending proxy card(s), and banks, brokers and nominees are sending voting instruction forms, enabling shareholders to submit their votes on the ironSource merger proposal. Each ironSource shareholder will receive one proxy card for each class of ironSource ordinary shares held—whether ironSource Class A ordinary shares and/or ironSource Class B ordinary shares. Please complete and submit each such proxy card to ensure that all of your ironSource ordinary shares are counted towards the applicable vote tallies needed for the separate class meetings’ and combined meeting’s approvals of the ironSource merger proposal.
ironSource will also furnish to the SEC copies of this notice, and the accompanying cover letter, joint proxy statement/prospectus and form of proxy card, as exhibits to a Report of Foreign Private Issuer on Form 6-K, and Unity will be filing each of the foregoing documents with the SEC under cover of a registration statement on Form S-4.

You may also direct any questions about the merger to, and request additional copies of this document, and the accompanying cover letter, joint proxy statement/prospectus and form of proxy card, from ironSource’s proxy solicitor at:

Banks and Brokerage Firms Call:
Shareholders Call Toll Free:
E-mail:
This communication is not a substitution for the joint proxy statement/prospectus or for any other documents that ironSource may furnish to, or Unity may file with, the SEC, or that ironSource may send to its shareholders in connection with, the proposed merger. SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO OR FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Shareholders will be able to obtain free copies of the joint proxy statement/prospectus, and any other documents furnished by ironSource to, or filed by Unity with, the SEC (when available), at the SEC’s website at www.sec.gov. Copies of documents furnished by ironSource may also be obtained for free at ironSource’s investor relations website, www.is.com/investors/, or by submitting a request to ironSource’s investor relations department, at ir@is.com, or by calling +972-74-799-0001. The contents of ironSource’s website are not deemed to be incorporated by reference into this notice or the joint proxy statement/prospectus.
In accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, any ironSource shareholder possessing at least 1% of the outstanding voting rights of ironSource for any of the (x) ironSource Class A ordinary shares, as a separate class, (y) ironSource Class B ordinary shares, as a separate class, or (z) combined ironSource share capital (with ironSource Class A ordinary shares and ironSource Class B ordinary shares entitled to one vote and five votes, respectively, per share), as applicable, may submit to the Company a proposed additional agenda item for consideration at the applicable ironSource meeting no later than    , 2022, provided that such proposal is appropriate for consideration by ironSource’s shareholders at the meeting. Such proposal should be submitted in writing to the Company at the following address: ironSource Ltd., 121 Menachem Begin Street, Tel Aviv 6701203, Israel, Attn: Dalia Litay, General Counsel. If the ironSource board determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, ironSource will publish a revised agenda for the relevant general meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of furnishing a Report of Foreign Private Issuer on Form 6-K to the SEC; however, the record date for the meeting will not change as a result.
We currently know of no other business to be transacted at the ironSource special general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the proxy card will vote upon such matters in accordance with their best judgment.
OUR BOARD OF DIRECTORS (EXCLUDING DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST IN THE MERGER, AS DEFINED UNDER THE COMPANIES LAW) UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE IRONSOURCE MERGER PROPOSAL.
Sincerely,

Tomer Bar-Zeev
Chairman of the Board of Directors and Chief Executive Officer

REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates by reference important business and financial information about Unity Software Inc. (which we refer to as “Unity”) and ironSource Ltd. (which we refer to as “ironSource”) from other documents that are not included in or delivered with this joint proxy statement/prospectus, including documents that Unity and ironSource have filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). For a listing of documents incorporated by reference herein, see the sections titled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 204 and 205, respectively. This information is available for you to review free of charge through the SEC’s website at www.sec.gov.
You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or other information concerning Unity or ironSource, without charge, upon written or oral request to the Unity’s or ironSource’s principal executive offices. The respective addresses and phone numbers of such principal offices are listed below.
For Unity Stockholders: Unity Software Inc. 30 3rd Street San Francisco, California 94103 Attention: Corporate Secretary Telephone: (415) 539-3162	For ironSource Shareholders: ironSource Ltd. 121 Menachem Begin Street Tel Aviv 6701203, Israel Attention: Investor Relations Telephone: +972-74-799-0001
To obtain timely delivery of these documents before the Unity special meeting, Unity stockholders must request the information no later than    , 2022 (which is five business days before the date of the Unity special meeting).
To obtain timely delivery of these documents before the ironSource special general meeting, ironSource shareholders must request the information no later than    , 2022 (which is five business days before the date of the ironSource special general meeting).
In addition, if you have questions about the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact    , the proxy solicitor for Unity, or    , the proxy solicitor for ironSource. You will not be charged for any of these documents that you request.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Unity (File No. 333-    ), constitutes a prospectus of Unity under Section 5 of the U.S. Securities Act of 1933, as amended (which we refer to as the “Securities Act”) with respect to the shares of common stock of Unity, par value $0.000005 per share (which we refer to as “Unity common stock”), to be issued to ironSource shareholders pursuant to the Agreement and Plan of Merger, dated July 13, 2022 (which, as it may be amended from time to time, we refer to as the “merger agreement”), by and among Unity, ironSource and Ursa Aroma Merger Subsidiary Ltd. (which we refer to as “Merger Sub”), a direct wholly owned subsidiary of Unity.
This document also constitutes a notice of meeting and proxy statement of Unity under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”).
Unity has supplied all information contained or incorporated by reference herein relating to Unity, and ironSource has supplied all information contained or incorporated by reference herein relating to ironSource. Unity and ironSource have both contributed to the information relating to the merger and the merger agreement contained in this joint proxy statement/prospectus.
You should rely only on the information contained or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the merger. Unity and ironSource have not authorized anyone to provide you with information that is different from that contained or incorporated by reference herein. This joint proxy statement/prospectus is dated    , 2022, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Unity stockholders and ironSource shareholders, nor the issuance by Unity of Unity common stock pursuant to the merger agreement, will create any implication to the contrary.
All currency amounts referenced in this joint proxy statement/prospectus are in U.S. dollars.

i

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE UNITY SPECIAL MEETING
The following are answers to certain questions that you may have regarding the merger, the merger agreement, the transactions contemplated thereby and the Unity special meeting. Unity urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this document.
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because Unity and ironSource have entered into the merger agreement, pursuant to which, on the terms and subject to the conditions included in the merger agreement, Merger Sub, a direct wholly owned subsidiary of Unity, will merge with and into ironSource with ironSource continuing in existence as the surviving company and a direct wholly owned subsidiary of Unity (the “merger”). Your vote is required in connection with the merger and Unity and ironSource are sending these materials to their respective security holders to help them decide how to vote their shares with respect to the issuance of shares of Unity common stock in connection with the merger, in the case of Unity, the approval of the merger and merger agreement, in the case of ironSource, and other important matters. The merger agreement, which governs the terms of the merger, is attached to this joint proxy statement/prospectus as Annex A.

The issuance of shares of Unity common stock in connection with the merger (which we refer to as the “Unity issuance proposal”) must be approved by the Unity stockholders in accordance with the rules of the New York Stock Exchange (which we refer to as the “NYSE”), in order for the merger to be consummated. Unity is holding a special meeting of its stockholders (which we refer to as the “Unity special meeting”) to obtain this approval. Unity stockholders will also be asked to vote on a proposal to approve the adjournment of the Unity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Unity issuance proposal at the time of the Unity special meeting. Your vote is very important. We encourage you to submit a proxy to have your shares of Unity common stock voted as soon as possible.
Q:	When and where will the Unity special meeting take place?
A:
The Unity special meeting will be held virtually at    a.m., Pacific Time, on    , 2022, via a live interactive audio webcast on the Internet. You will be able to vote and submit your questions at www.U2022SM.com during the Unity special meeting. There will not be a physical location for the Unity special meeting. The virtual nature of the Unity special meeting is generally designed to enable participation of and access by more of Unity stockholders while decreasing the cost of conducting the Unity special meeting. Unity stockholders will be able to virtually attend and vote at the Unity special meeting by visiting www.U2022SM.com, which is referred to as the “Unity special meeting website.” To attend the Unity special meeting, you must pre-register at www.U2022SM.com by    a.m., Pacific Time, on    , 2022. For additional information on how to pre-register for the Unity special meeting, see the section titled “The Unity Special Meeting—Pre-Registering for the Unity Special Meeting.”

Even if you plan to virtually attend the Unity special meeting, Unity recommends that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to virtually attend the Unity special meeting.
Q:	What matters will be considered at the Unity special meeting?
A:	The Unity stockholders are being asked to consider and vote on:
•	a proposal to approve the issuance of shares of Unity common stock in connection with the merger (which we refer to as the “Unity issuance proposal”); and
•
a proposal to approve the adjournment of the Unity special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the Unity issuance proposal at the time of the Unity special meeting (which we refer to as the “Unity adjournment proposal”).

Q:	Is my vote important?
A:
Yes. Your vote is very important. The merger cannot be completed unless the Unity issuance proposal is approved by the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on such proposal. Only Unity stockholders as of the close of business on the Unity record date (as defined below) are entitled to vote at the Unity special meeting. Unity stockholders will also be asked to approve the Unity adjournment proposal, which is not a condition to the merger. The Unity board unanimously recommends that Unity stockholders vote “FOR” the approval of the Unity issuance proposal and the Unity adjournment proposal.
Q:	What is a “broker non-vote”?
A:
Under NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently expected to be voted on at the Unity special meeting are “non-routine” matters.

A “broker non-vote” occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the Unity special meeting are “non-routine” matters for which brokers do not have discretionary authority to vote, Unity does not expect there to be any broker non-votes at the Unity special meeting.
Q:	If my shares of Unity common stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?
A:
If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” You are not considered the “record holder” of those shares. If this is the case, this joint proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. If you hold your shares in “street name,” you must provide your broker, bank or other nominee with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee cannot vote your shares on any of the proposals to be considered at the Unity special meeting.

Brokers, banks or other nominees do not have discretionary authority to vote on the proposals to be considered at the Unity special meeting.
Q:	What Unity stockholder vote is required for the approval of the Unity issuance proposal and the Unity adjournment proposal?
A:
The Unity issuance proposal. Approval of the Unity issuance proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on such proposal. Abstentions will have the same effect as votes “AGAINST” the proposal.

The Unity adjournment proposal. Approval of the Unity adjournment proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on such proposal. Abstentions will have the same effect as votes “AGAINST” the proposal. Approval of this proposal is not a condition to completion of the merger.
Q:	Who will count the votes?
A:	The votes at the Unity special meeting will be counted by , which will serve as an independent inspector of elections.
Q:	What will ironSource shareholders receive if the merger is completed?
A:
As a result of the merger, each ironSource ordinary share issued and outstanding immediately prior to the effective time of the merger (subject to certain exceptions set forth in the merger agreement) will be converted into the right to receive 0.1089 of a share of Unity common stock (which we refer to as the

“exchange ratio”), rounded up or down to the nearest whole share for any fractional shares of Unity common stock resulting from the calculation and subject to the withholding of any applicable taxes (which we refer to as the “merger consideration”). ironSource shareholders will not receive any cash in the merger. For information regarding the treatment of ironSource equity awards, please see the “Questions and Answers About the Merger and the ironSource Special General Meeting” section below.
For additional information regarding the merger consideration, see the sections titled “The Merger— Consideration to ironSource Shareholders” and “The Merger Agreement—Effect of the Merger on ironSource Ordinary Shares; Merger Consideration” beginning on pages 78 and 128, respectively.
Q:	What equity stake will ironSource shareholders hold in Unity immediately following the merger?
A:
Based on the number of shares of Unity common stock and ironSource ordinary shares outstanding as of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, it is expected that Unity will issue approximately 111.4 million shares of Unity common stock in the merger, after which current Unity stockholders would own approximately 72.8% of the outstanding shares of Unity common stock and former ironSource shareholders would own approximately 27.2% of the outstanding shares of Unity common stock. At closing of the merger, on a fully diluted basis, current Unity stockholders are expected to own approximately 73.5% of the outstanding shares of Unity common stock and former ironSource shareholders are expected to own approximately 26.5% of the outstanding shares of Unity common stock. The exact equity stake of ironSource shareholders in Unity immediately following the effective time of the merger will depend on the number of shares of Unity common stock, ironSource ordinary shares and eligible ironSource equity awards issued and outstanding immediately prior to the effective time of the merger, as provided in the section titled “The Merger Agreement—Effect of the Merger on ironSource Ordinary Shares; Merger Consideration” beginning on page 128.

Q:	Will there be any changes to the Unity board and management following the merger?
A:
In connection with the merger, prior to the closing of the merger, (a) Unity will take all necessary corporate action so that, upon and after the closing of the merger, the size of the Unity board will be increased by three members (to a total of thirteen members), (b) Unity will designate three individuals, one of whom will be the Chief Executive Officer of ironSource and the other two of whom will be members of the ironSource board as of the date of the merger agreement and selected by ironSource upon prior consultation with Unity, (c) Unity will designate such three individuals to be appointed to the Unity board to fill the vacancies created by such increase (which we refer to as the “ironSource Nominees”) and (d) Unity will appoint the ironSource Nominees to the Unity board, in different classes, with such appointments effective upon the closing of the merger. Immediately following the effective time of the merger, all ten current Unity directors, Roelof Botha, Egon Durban, David Helgason, Alyssa Henry, Michelle K. Lee, John Riccitiello, Barry Schuler, Robynne Sisco, Mary Schmidt Campbell, Ph.D and Keisha Smith-Jeremie, are expected to continue as directors of Unity.

Following the closing of the merger, Tomer Bar-Zeev, ironSource’s Chairman and Chief Executive Officer, along with other members of ironSource’s senior management team, will take on key roles in Unity's executive management team. John Riccitiello will continue to serve as Unity’s Chief Executive Officer and Unity will continue to be headquartered in San Francisco, California.
Q:	How does the Unity board recommend that I vote?
A:
The Unity board unanimously recommends that Unity stockholders vote “FOR” the Unity issuance proposal and “FOR” the Unity adjournment proposal. For additional information regarding how the Unity board recommends that Unity stockholders vote, see the section titled “The Merger—Recommendation of the Unity Board of Directors and Unity’s Reasons for the Merger” beginning on page 90.

Q:	Why are the Unity stockholders being asked to vote on the Unity adjournment proposal?
A:
In the event that there are not sufficient votes to approve the Unity issuance proposal at the Unity special meeting, Unity will seek the Unity stockholders’ approval of an adjournment of the Unity special meeting to solicit additional proxies to approve the Unity issuance proposal at a later Unity special meeting.

Q:	If the Unity special meeting is adjourned or postponed, do I need to send new proxies?
A:
At any subsequent reconvening of the Unity special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Unity special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent reconvening of the Unity special meeting.

Q:	Who is entitled to vote at the Unity special meeting?
A:
The Unity board has fixed    , 2022 as the record date for the Unity special meeting (which we refer to as the “Unity record date”). All stockholders of record of Unity common stock as of the close of business on the Unity record date are entitled to receive notice of, and to vote at, the Unity special meeting, provided that those shares remain outstanding on the date of the Unity special meeting. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, there were 298,106,454 shares of Unity common stock outstanding. Attendance at the virtual Unity special meeting is not required to vote. Instructions on how to vote your shares without attending the virtual Unity special meeting are provided below.

Q:	How many votes do I have?
A:	Each Unity stockholder of record is entitled to one vote for each share of Unity common stock held of record by the stockholder as of the close of business on the Unity record date.
Q:	Are there any voting agreements in relation to the merger?
A:	ironSource Voting Agreements
Concurrently with the execution of the merger agreement, certain ironSource shareholders entered into Voting Agreements with Unity (the “ironSource Voting Agreements”). Pursuant to the ironSource Voting Agreements, each ironSource shareholder who executed such agreement has agreed, among other things, to vote or cause to be voted certain issued and outstanding ironSource ordinary shares beneficially owned thereby which are specified in such agreement at the respective meeting of ironSource shareholders holding such shares during the term of the ironSource Voting Agreements: (i) in favor of (A) the consummation of the transactions contemplated by the merger agreement, including the merger, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement, and (C) any other transaction contemplated by the merger agreement or other matters that would reasonably be expected to facilitate the merger, including any proposal to adjourn or postpone any meeting of the ironSource shareholders to a later date if there are not sufficient votes to approve the adoption of the merger agreement; and (ii) against (A) certain alternative business combination transactions described in the merger agreement; (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of ironSource as set forth in the merger agreement or of the ironSource shareholders as set forth in the ironSource Voting Agreements; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the ironSource Voting Agreements or the merger agreement. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the ironSource ordinary shares that are subject to the ironSource Voting Agreements consist of approximately 38% of the issued and outstanding ironSource Class A ordinary shares, approximately 35% of the issued and outstanding ironSource Class B ordinary shares and approximately 36% of the issued and outstanding voting right of the combined ironSource Class A ordinary shares and Class B ordinary shares. For more information, see the section titled “Voting Agreements—ironSource Voting Agreements” and Annex D to this joint proxy statement/prospectus.
Unity Voting Agreement
In addition, concurrently with the execution of the merger agreement, certain Unity stockholders entered into a Voting Agreement with ironSource (the “Unity Voting Agreement”). Pursuant to the Unity Voting Agreement, such Unity stockholders have agreed, among other things, to vote or cause to be voted any issued and outstanding shares of Unity common stock beneficially owned by such stockholders, or that may otherwise become beneficially owned by them at every meeting of Unity stockholders during the term of the Unity Voting Agreement (i) in favor of (A) the consummation of the transactions contemplated by the merger agreement, including the issuance of shares of Unity common stock, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement, (C) any other transaction contemplated by the merger agreement, and (D) any proposal to adjourn or postpone any meeting of the Unity stockholders to a later date if there are not sufficient votes to approve the proposals necessary to consummate the transactions contemplated by the merger agreement; and (ii) against (A) certain alternative business combination transactions described in the merger agreement; (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Unity as set forth in the merger agreement or of the Unity stockholders as set forth in the Unity Voting Agreement; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the Unity Voting Agreement or the merger agreement. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the Unity stockholders subject to the Unity Voting Agreement beneficially owned approximately 29% of the issued and outstanding shares of Unity common stock.
Q:	What constitutes a quorum for the Unity special meeting?
A:	A quorum is the minimum number of stockholders necessary to hold a valid meeting.
The presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of Unity common stock entitled to vote shall constitute a quorum for the transaction of business at the Unity special meeting. If you submit a properly executed proxy card, even if you do not vote for either proposal or vote to “abstain” in respect of one or both proposals, your shares of Unity common stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Unity special meeting.
Q:	What will happen to ironSource as a result of the merger?
A:
If the merger is completed, Merger Sub, a wholly owned subsidiary of Unity, will merge with and into ironSource, with ironSource continuing in existence as the surviving company and a direct wholly owned subsidiary of Unity. Following the completion of the proposed merger, the registration of ironSource Class A ordinary shares and ironSource’s reporting obligations under the Exchange Act will be terminated. ironSource Class A ordinary shares will no longer be publicly traded and will be delisted from the NYSE. ironSource shareholders are expected to be able to continue to trade their ironSource Class A ordinary shares on the NYSE until the closing date of the merger.

Q:	Where will the Unity common stock that ironSource shareholders receive in the merger be publicly traded?
A:	Assuming the merger is completed, the shares of Unity common stock that ironSource shareholders receive in the merger will be listed and traded on the NYSE.
Q:	What happens if the merger is not completed?
A:
If the ironSource merger proposal is not approved by ironSource shareholders or if the Unity issuance proposal is not approved by Unity stockholders or if the merger is not completed for any other reason, ironSource shareholders will not receive any merger consideration in connection with the merger, and their ironSource ordinary shares will remain outstanding. ironSource will remain an independent public company and ironSource Class A ordinary shares will continue to be listed and traded on the NYSE. Additionally, if the ironSource merger proposal is not approved by ironSource shareholders or if the merger is not completed for any other reason, Unity will not issue shares of Unity common stock to ironSource shareholders, regardless of whether the Unity issuance proposal is approved. If the merger agreement is terminated under specified circumstances, either ironSource or Unity (depending on the circumstances) may be required to pay the other party a termination fee or other termination-related payment. For a more detailed discussion of the termination fees, see “The Merger Agreement—Termination” beginning on page 156.

Q:	What is a proxy and how can I vote my shares via the Unity special meeting website?
A:	A proxy is a legal designation of another person to vote the stock you own.
Shares of Unity common stock held directly in your name as the stockholder of record as of the close of business on the Unity record date may be voted at the Unity special meeting via the Unity special meeting website. To vote your shares at the Unity special meeting, you must pre-register for the Unity special meeting at www.U2022SM.com by    a.m., Pacific Time, on    , 2022. For additional information on how to preregister for the Unity special meeting, see the section titled “The Unity Special Meeting—Pre-Registering for the Unity Special Meeting.” If you choose to virtually attend the Unity special meeting and vote your shares via the Unity special meeting website, you will need the 16-digit control number included on your proxy card. If you are a beneficial owner of Unity common stock but not the stockholder of record of such shares of Unity common stock, you have the right to direct your broker, bank, or other nominee as to how to vote your shares if you follow the instructions you receive from your broker, bank, or nominee. You can also choose to vote your shares before the Unity special meeting via the Unity special meeting website, in each case by using the 16-digit control number, which is in the instructions accompanying your proxy materials, if your broker, bank, or nominee makes those instructions available.
Q:	How can I vote my shares without attending the Unity special meeting?
A:
If you are a stockholder of record of Unity common stock as of the close of business on the Unity record date, you can vote by proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner who holds shares in “street name”, you must vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Phone and Internet voting may be available to beneficial owners. Please refer to the vote instruction form provided by your broker, bank or other nominee.

Q:	What is the difference between holding shares as a holder of record and as a beneficial owner who holds shares in “street name”?
A:
If your shares of Unity common stock are registered directly in your name with Unity’s transfer agent, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name” and access to proxy materials is being provided to you by your broker, bank or other nominee.

Q:	What should I do if I receive more than one set of voting materials?
A:
You may receive more than one set of voting materials relating to the Unity special meeting if you hold shares of Unity common stock in “street name” or if you hold shares of Unity common stock directly in your name as a stockholder of record or shareholder of record, as applicable, or otherwise or if you hold shares of Unity common stock in more than one brokerage account.

Holders of record. For shares of Unity common stock held directly, complete, sign, date and return each proxy card (or cast your vote by phone or the Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of Unity common stock are voted.
Shares in “street name”. For shares of Unity common stock held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee to vote your shares.
Q:	I hold shares of both Unity common stock and ironSource ordinary shares. Do I need to vote separately for each company?
A:
Yes. You will need to separately follow the applicable procedures described in this joint proxy statement/prospectus both with respect to the voting of shares of Unity common stock and with respect to the voting of ironSource ordinary shares in order to effectively vote the shares you hold in each company.

Q:	If a holder of shares gives a proxy, how will the shares of Unity common stock covered by the proxy be voted?
A:
If you provide a proxy, regardless of whether you provide that proxy by phone, the Internet or by completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Unity common stock in the way that you indicate when providing your proxy in respect of the shares you hold. When completing the phone or Internet processes or the proxy card, you may specify whether your shares of Unity common stock should be voted for or against, or abstain from voting on, all, some or none of the specific items of business to come before the Unity special meeting.

Q:	How will my shares be voted if I return a blank proxy?
A:
If you sign, date and return your proxy and do not indicate how you want your shares of Unity common stock to be voted, then your shares of Unity common stock will be voted “FOR” the Unity issuance proposal and “FOR” the approval of the Unity adjournment proposal, in accordance with the recommendation of the Unity board.

Q:	Can I change my vote after I have submitted my proxy?
A:
Yes. If you are a stockholder of record of Unity common stock as of the close of business on the Unity record date, whether you vote by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Unity special meeting in one of the following ways:

•	submit a new proxy card bearing a later date;
•	vote again by phone or the Internet at a later time;
•	give written notice of your revocation to Unity’s corporate secretary at 30 3rd Street, San Francisco, California 94103 stating that you are revoking your proxy; or
•	vote at the virtual Unity special meeting. Please note that your attendance at the virtual Unity special meeting will not alone serve to revoke your proxy.
If you are a beneficial owner of Unity common stock holding shares in “street name” as of the close of business on the Unity record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:	Where can I find the voting results of the Unity special meeting?
A:
Within four business days following certification of the final voting results, Unity intends to file the final voting results (or, if the final voting results have not yet been certified, the preliminary results) of the Unity special meeting with the SEC in a Current Report on Form 8-K.

Q:	If I do not favor the merger as a Unity stockholder what are my rights?
A:	Under Delaware law, Unity stockholders are not entitled to appraisal rights in connection with the issuance of shares of Unity common stock as contemplated by the merger agreement.
Q:	Are there any risks that I should consider as a Unity stockholder in deciding how to vote?
A:
Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” beginning on page 41. You also should read and carefully consider the risk factors of Unity contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.

Q:	What happens if I sell my shares before the special meetings?
A:
The record date for Unity stockholders entitled to vote at the Unity special meeting is earlier than the date of the Unity special meeting. If you transfer your shares of Unity common stock after the Unity record date but before the Unity special meeting, you will, unless special arrangements are made, retain your right to vote at the Unity special meeting.

Q:	When is the merger expected to be completed?
A:
Unity and ironSource are working to complete the merger as quickly as possible. Subject to the satisfaction or waiver of the conditions described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 154, including the approval of the ironSource merger proposal by ironSource shareholders at the ironSource special general meeting and the approval of the Unity issuance proposal by Unity stockholders at the Unity special meeting, the transaction is expected to be completed in the fourth quarter of 2022. However, neither Unity nor ironSource can predict the actual date on which the merger will be completed, nor can the parties assure that the merger will be completed, because completion is subject to conditions beyond either Unity’s or ironSource’s control.

Q:	What is “householding”?
A:
Unity has adopted a procedure called “householding,” which the SEC has approved. Under this procedure, Unity delivers a single copy of the notice and proxy materials to multiple Unity stockholders who share the same address, unless Unity has received contrary instructions from one or more of such stockholders. This procedure reduces printing costs, mailing costs and fees. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, Unity will deliver promptly a separate copy of the notice and proxy materials to any Unity stockholder at a shared address to which Unity delivered a single copy of any of these materials. “Street name” Unity stockholders may contact their broker, bank, or other nominee to request information about householding.

Q:	Who will solicit and pay the cost of soliciting proxies?
A:
Unity has engaged    , which is referred to as “   ,” to assist in the solicitation of proxies for the Unity special meeting. Unity estimates that it will pay     a fee of approximately $   , plus reimbursement for certain out-of-pocket fees and expenses. Unity has agreed to indemnify     against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Unity also may reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Unity common stock. Unity directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What should I do now?
A:
You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or Internet as soon as possible so that your shares of Unity common stock will be voted in accordance with your instructions.

Q:	Who can answer my questions about the Unity special meeting or the transactions contemplated by the merger agreement?
A:
If you have questions about the Unity special meeting or the information contained in this joint proxy statement/prospectus, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you should contact:

Telephone:
Email:
Q:	Where can I find more information about Unity, ironSource and the merger?
A:
You can find out more information about Unity, ironSource and the merger by reading this joint proxy statement/prospectus and, with respect to Unity and ironSource, from various sources described in the sections titled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 204 and 205, respectively.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE
IRONSOURCE SPECIAL GENERAL MEETING
The following are answers to certain questions that you may have regarding the merger, the merger agreement, the transactions contemplated thereby and the ironSource special general meeting. ironSource urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference into, this document.
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
ironSource and Unity have entered into a merger agreement pursuant to which Merger Sub will merge with and into ironSource, subject to certain conditions. Upon the completion of the merger, ironSource will become a direct wholly owned subsidiary of Unity. ironSource is holding a special general meeting of its shareholders, or the ironSource special general meeting, in order to obtain shareholder approval (including separate class approvals at meetings of each of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, and the approval of a combined meeting of those classes, all to be held at the ironSource special general meeting) of the merger agreement, the transactions contemplated under the merger agreement, including the merger, and the merger consideration payable to ironSource’s shareholders.

Unless explicitly described otherwise, when we refer to the “ironSource special general meeting,” we are referring collectively to all of the class and combined meetings of ironSource’s shareholders required for approval of the merger, which will all take place on the same occasion.
We cannot complete the merger unless ironSource shareholders approve the ironSource merger proposal at the ironSource special general meeting. We have included in this joint proxy statement/prospectus important information about the merger, the merger agreement and the ironSource special general meeting. You should read this information carefully and in its entirety. We have attached a copy of the merger agreement as Annex A to this joint proxy statement/prospectus. The enclosed voting materials allow you to vote your shares without personally attending the ironSource special general meeting. Your vote is very important and we encourage you to vote by proxy or voting instruction form as soon as possible.
Q:	When and where will the ironSource special general meeting be held?
A:
The ironSource special general meeting is scheduled to be held at the principal executive offices of ironSource, located at 121 Menachem Begin Street, Tel Aviv 6701203, Israel, at    ,     (Israel time), on    , 2022.

Q:	Who is entitled to vote at the ironSource special general meeting?
A:
ironSource has fixed    , 2022 as the record date for the ironSource special general meeting (referred to as the “ironSource record date”). If you were an IronSource shareholder at the close of business on the ironSource record date, you are entitled to vote on matters that come before the ironSource special general meeting.

Q:	What matters will be considered at the ironSource special general meeting?
A:
You will be asked to consider and vote on a proposal to approve the merger of ironSource with a wholly owned subsidiary of Unity, including approval of the merger agreement, the merger, the merger consideration (as described below), and all other transactions and arrangements contemplated under the merger agreement. We refer to this proposal as the ironSource merger proposal.

We do not currently expect there to be any other matters on the agenda at the ironSource special general meeting; however, if any other matter is properly presented at that meeting, including the adjournment or postponement thereof, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.
Q:	What will I receive in the merger?
A:
Upon the completion of the merger, you will be entitled to receive the merger consideration, consisting of 0.1089 of a share of Unity common stock, rounded up or down to the nearest whole share for any fractional shares of Unity common stock resulting from the calculation and subject to the withholding of any applicable taxes, for each ironSource Class A ordinary share, and for each ironSource Class B ordinary share held immediately prior to the effective time of the merger. We refer to that ratio of 0.1089 to 1 as the exchange ratio. You will not receive any cash.
Q:	How will I receive the merger consideration to which I am entitled?
A:
If you are a holder of certificates that represent eligible ironSource ordinary shares (which we refer to as “ironSource ordinary share certificates”), a notice advising you of the effectiveness of the merger and a letter of transmittal and instructions for the surrender of your ironSource ordinary share certificates will be mailed to you as soon as practicable after the effective time of the merger. After receiving proper documentation from you, an exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Unity common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (ii) a check in the amount equal to the cash payable in lieu of any dividends or other distributions on the shares of Unity common stock issuable to you as merger consideration.

If you are a holder of book-entry shares representing eligible ironSource ordinary shares (which we refer to as “ironSource book-entry shares”) held through a broker, bank or other nominee that is a member institution of the Depository Trust Company (which we refer to as “DTC”), an exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date the merger consideration, which will comprise of cash in lieu of any dividends or other distributions on the shares of Unity common stock issuable as merger consideration, in each case, that DTC has the right to receive, and DTC or its nominees will credit to your account at your broker, bank or other nominee, your applicable portions of that merger consideration and dividends or other distributions.
If you are a shareholder of record of ironSource book-entry shares which are not held through DTC, the exchange agent will deliver to you, as soon as practicable after the effective time of the merger, (i) a notice advising you of the effectiveness of the merger, (ii) a statement reflecting the aggregate whole number of shares of Unity common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (iii) a check in the amount equal to the cash payable in lieu of any dividends or other distributions on the shares of Unity common stock issuable to you as merger consideration.
No interest will be paid or accrued on any amount payable for ironSource ordinary shares eligible to receive the merger consideration pursuant to the merger agreement.
For additional information on the exchange of ironSource ordinary shares for the merger consideration, see the section titled “The Merger Agreement—Payment for Securities; Exchange” beginning on page 130.
In general all ironSource shareholders will be subject to, Israeli withholding tax at the rate of 25% and 23% (for corporations) on the merger consideration payable under the merger agreement, unless the ironSource shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the Israel Tax Authority (the “ITA”) at least three business days prior to the date that is 365 days following the date of the closing of the merger. However, ironSource, with the assistance of Unity, has submitted an application for a ruling from the ITA confirming that (i) the exchange of ironSource ordinary shares for the merger consideration as a tax free reorganization pursuant to Section 103K of the of the Israeli Income Tax Ordinance [New Version], 5721-1961, as amended (the “ITO”), and (ii) as such, no withholding is required, all subject to the conditions to be detailed in such ruling. No assurance can be given that the tax ruling will be obtained before the closing or at all, or that, if obtained, such tax ruling will be granted under the conditions requested by ironSource and fully exempt holders of ironSource ordinary shares from Israeli tax withholding on the receipt of merger consideration.
For additional information on withholding of taxes in Israel, including certain procedures that would be applicable with respect to any such Israeli tax withholding, see the section titled “Material Israeli Tax Consequences of the Merger” beginning on page 126.

Q:	What is the recommendation of the ironSource board?
A:
The ironSource board (excluding directors who may be deemed to have a personal interest, as defined under the Companies Law, concerning the merger) unanimously recommends that you vote “FOR” the ironSource merger proposal.

Q:	What votes of ironSource shareholders are required to complete the merger?
A:
The approval of the ironSource merger proposal requires three different class-related or combined at special general meetings under ironSource’s articles of association, as amended, and the Companies Law. Each of those votes will take place and each of those meetings will be held at the ironSource special general meeting. The affirmative vote of the holders of a majority of the voting power represented at the ironSource special general meeting in person or by proxy and voting thereon, excluding abstentions and broker non-votes, of each of the following constitute the foregoing required class-related or combined approvals:

(1)	the ironSource Class A ordinary shares, voting as a separate class at a separate meeting;
(2)	the ironSource Class B ordinary shares, voting as a separate class at a separate meeting, and
(3)	the ironSource Class A ordinary shares and ironSource Class B ordinary shares, voting together as a single class at a combined meeting.
In the foregoing combined vote of the ironSource Class A ordinary shares and ironSource Class B ordinary shares (i.e., approval (3) above), each ironSource Class A ordinary share is entitled to one vote, whereas each ironSource Class B ordinary share is entitled to five votes.
As described further below, each shareholder of record of ironSource will receive a separate proxy card in respect of each of (i) all ironSource Class A ordinary shares, and (ii) all ironSource Class B ordinary shares, held by such shareholder. The vote that you submit in respect of your ironSource Class A ordinary shares or ironSource Class B ordinary shares will be counted, as well, towards the tally for the combined class meeting. Therefore, in order to ensure that your ironSource ordinary shares (Class A and Class B) are voted in the relevant class meeting(s) and in the combined meeting at the ironSource special general meeting, please complete, execute and return each proxy card that you receive—for your ironSource Class A ordinary shares and your ironSource Class B ordinary shares. Because voting instruction forms relate only to shares held in “street name”, and all ironSource Class B ordinary shares convert automatically into ironSource Class A ordinary shares upon transfer to “street name”, any voting instruction form that you receive from your bank, broker or other nominee relates only to your ironSource Class A ordinary shares.
Each of the foregoing three majorities required for approval of the merger must be achieved after excluding any votes of shares of ironSource held by (a) Unity, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Unity or Merger Sub; (b) a person or entity acting on behalf of Unity, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by Unity, Merger Sub or any of the foregoing. Each of (a), (b) and (c) above are referred to as a “Unity Affiliate.” In order for your vote to be counted in respect of the ironSource merger proposal, you must affirm on each proxy card and voting instruction form that you receive that you are not a Unity Affiliate (by indicating “FOR” in Item 1A of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the relevant tallies in respect of the votes on the ironSource merger proposal.
In addition to excluding votes by persons or entities affiliated with Unity or Merger Sub (as described above), the separate votes on the ironSource merger proposal by each of the meetings of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, and by the combined vote at the combined meeting of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, will seek—to the extent required under Sections 268, 270(4) and 275(a) of the Companies Law for any such vote (due to a potential personal interest of certain shareholders of ironSource in the approval of the proposal by the relevant class or combined classes of shares)—the fulfillment of either of the following conditions:

•
the majority voted in favor of the proposal, which includes a majority of the shares held by shareholders who are not deemed to have a personal interest (as defined under the Companies Law) in the approval of the ironSource merger proposal that are voted at the applicable ironSource meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by non-conflicted shareholders (as described in the previous bullet-point) voted against the ironSource merger proposal does not exceed 2% of the aggregate voting power in ironSource (on a per class or combined class basis).

For purposes of the foregoing conditions, a “personal interest” (i) includes an interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendant, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of ironSource. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.
The foregoing additional special voting conditions will be sought for the votes at the ironSource Meeting pursuant and to the extent required under Sections 270(4) and 275(a) of the Companies Law, which requires that either of those conditions be met in the case of an extraordinary transaction to which a company is a party and in which a controlling shareholder has a personal interest.
Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company) including, with respect to the ironSource merger proposal, a person who holds 25% or more of the voting rights at the general meeting of ironSource if there is no other person who holds more than 50% of the voting rights of ironSource. For these purposes, two or more persons holding voting power in a company, each of whom has a personal interest in the approval of the transaction being brought for approval of a company’s shareholders are considered to be joint holders. A person is presumed to be a controlling shareholder if he, she or it holds or controls, by himself, herself or itself, or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.
In connection with the merger, (i) certain members of the ironSource board as of the time of approval of the merger (namely, Tomer Bar-Zeev, Arnon Harish and Eyal Milrad) who serve as executive officers of ironSource, as well as certain other employees who are also shareholders of ironSource, disclosed their potential personal interest in the merger (in their capacity as employees of ironSource), and advised that they are expected to enter into new employment terms with Unity, which are expected to be discussed between them and Unity after execution of the merger agreement, and (ii) ironSource’s Chief Executive Officer is further expected to serve as a director on the Unity board after the merger. The aggregate voting power of the ironSource shareholders who are deemed to have a personal interest in the merger by virtue of the foregoing is expected to exceed 25% of the total voting rights in the combined meeting of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, and may also exceed 25% of the total voting rights in the separate class meetings of the Class A ordinary shares and ironSource Class B ordinary shares. In light of those personal interests, the ironSource merger proposal was also approved by the audit committee of ironSource’s board, prior to being approved by the ironSource board.
In order to ensure that your vote is counted in respect of all three votes on the ironSource merger proposal, please confirm in writing by indicating “FOR” in Item 1B on each proxy card and voting instruction form that you receive that you lack a personal interest in the approval of the proposal (or else check the box “AGAINST” under Item 1B if you possess such a personal interest).
Q:	What is the quorum required for holding the ironSource special general meeting?
A:
Pursuant to ironSource’s articles of association, the quorum required for the ironSource special general meeting—in order to hold each of the two separate class meetings and the combined meetings required for approval of the merger at the ironSource special general meeting—is two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the relevant class of ironSource ordinary shares (Class A or Class B), or, in the case of the combined Class A and Class B meeting, the combined voting power of the ironSource ordinary shares (Class A and Class B), after taking into account the relative voting power of each class (one vote, and five votes, per share, respectively).
Q:	Am I entitled to appraisal rights?
A:	No. Under Israeli law, holders of ironSource ordinary shares are not entitled to statutory appraisal rights in connection with the merger.
Q:	Will I be able to continue to trade my ironSource Class A ordinary shares on the NYSE following the ironSource special general meeting?
A:
ironSource shareholders are expected to be able to continue to trade their ironSource Class A ordinary shares on the NYSE until the closing date of the merger. ironSource Class A ordinary shares will no longer be publicly traded and will be delisted from the NYSE upon the closing of the merger.

Q:	Will the shares of Unity common stock issued in the merger receive a dividend?
A:
After the completion of the merger, the shares of Unity common stock issued in connection with the merger will carry with them the right to receive the same dividends (if any) on shares of Unity common stock as the shares of Unity common stock held by all other holders of such shares for any dividend the record date for which occurs after the merger is completed.

Q:	What effects will the proposed merger have on ironSource?
A:
As a result of the proposed merger, ironSource will cease to be a publicly-traded company and will become a direct wholly owned subsidiary of Unity. Following the completion of the proposed merger, the registration of ironSource Class A ordinary shares and ironSource’s reporting obligations under the Exchange Act will be terminated upon notification to the SEC. In addition, upon completion of the proposed merger, ironSource Class A ordinary shares will no longer be listed on any stock exchange, including the NYSE.

However, Unity common stock will remain registered under the Exchange Act and will (including shares of Unity common stock issued to ironSource shareholders as merger consideration) be listed for trading on the NYSE and (except for shares of Unity common stock held by deemed “affiliates” of Unity under the Securities Act) will be freely tradable on the NYSE.
Q:	What happens if the merger is not completed?
A:
If the merger agreement is not approved by ironSource’s shareholders or if the merger is not completed for any other reason, ironSource shareholders will not receive any merger consideration for their ironSource ordinary shares. Instead, ironSource will remain a public company and ironSource Class A ordinary shares will continue to be listed and traded on the NYSE. Under certain circumstances related to the termination of the merger agreement, as specified therein, either ironSource or Unity (depending on the circumstances) may be required to pay to the other party a termination fee or other termination-related fees. Please see “The Merger Agreement—Termination—Termination Fees” for a summary description of these circumstances.

Q:	What are the material Israeli income tax consequences of the merger to ironSource shareholders?
A:
Generally, the exchange of ironSource ordinary shares for the merger consideration would be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders of ironSource. However, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, ironSource, with the assistance of Unity, has submitted an application for a ruling from the ITA confirming that (i) the exchange of ironSource ordinary shares for the merger consideration as a tax free reorganization pursuant to Section 103K of the ITO, and (ii) as such, no withholding is required, all subject to the conditions to be detailed in such ruling. Obtaining the 103K tax ruling is ironSource’s closing condition to the consummation of the merger.

This joint proxy statement/prospectus contains a discussion of the material Israeli income tax consequences of the merger and the ownership and disposition of Unity common stock received in the merger. This discussion does not address any non-Israel tax consequences. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the merger and of the ownership and disposition of Unity common stock received in the merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.
For a more detailed discussion, see the section titled “Material Israeli Tax Consequences of the Merger.”
Q:	What will happen to outstanding ironSource options and restricted share units (“RSUs”)?
A:	It depends on the status of the service provider and the option or RSU, as applicable.
ironSource Options
At the effective time, each option to purchase ironSource ordinary shares (referred to as an “ironSource option”) that is outstanding and unexercised immediately prior to the effective time and held by any person who is and continues to be an officer, director, employee or contractor of ironSource or any of its subsidiaries immediately prior to and immediately following the effective time (referred to as a “Continuing Service Provider”), whether vested or unvested, will, without any action on the part of Unity, ironSource or the holder thereof, cease to represent a right to acquire ironSource ordinary shares and will be assumed by Unity and converted into an option to purchase a number of shares of Unity common stock (referred to as a “Converted Option”), which will be subject to, the same terms and conditions (including status of vesting and vesting schedule) as applied to the respective ironSource option immediately prior to the effective time, except that such Converted Option will (a) represents an option to acquire a number of shares of Unity common stock, rounded down to the nearest whole number of shares, equal to the product obtained by multiplying (i) the number of ironSource ordinary shares subject to such ironSource option immediately prior to the effective time, by (ii) the exchange ratio, and (b) have an exercise price per share of Unity common stock equal to the quotient obtained by dividing (i) the per share exercise price for ironSource ordinary shares subject to the corresponding ironSource option immediately prior to the effective time by (ii) the exchange ratio, rounded up to the nearest whole cent; provided, that such exercise price and number of shares of Unity common stock subject to such Converted Option that is intended to qualify as incentive stock options under Section 422 of the Code will be determined consistent with the applicable requirements of the Code.
At the effective time, each ironSource option that is outstanding and held by any individual who is not a Continuing Service Provider of ironSource will, (a) if such ironSource option is vested (taking into account any acceleration of vesting as a result of the consummation of the merger) and unexercised immediately prior to the effective time, in each case, without any action on the part of Unity, ironSource or any other person, be cancelled, with the holder of such ironSource option becoming entitled to receive at the effective time, in full satisfaction of the rights of such holder with respect thereto, the merger consideration in respect of a number of ironSource ordinary shares equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the per share cash equivalent consideration over the per share exercise price of such ironSource option, multiplied by (ii) the number of ironSource ordinary shares subject to such ironSource option, by (b) the per share cash equivalent consideration, less a number of shares of Unity common stock having a value equal to any applicable tax withholding obligations, or (b) if such ironSource option (i) is unvested (taking into account any acceleration of vesting as a result of the consummation of the merger) immediately prior to the effective time or (ii) has an exercise per share equal to or greater than the per share cash equivalent consideration, be cancelled immediately prior to the effective time for no consideration.
Notwithstanding the foregoing, certain ironSource options may be settled in cash or ironSource ordinary shares by ironSource immediately prior to the closing of the merger.
ironSource RSUs
At the effective time, each restricted stock unit award relating to ironSource ordinary shares (referred to as an “ironSource RSU”) that is outstanding and unvested immediately prior to the effective time and each ironSource RSU that is outstanding and vested immediately prior to the effective time (taking into account any acceleration of vesting as a result of the consummation of the merger) but has not been settled prior to the effective time, and, in each case, held by any person who is a Continuing Service Provider of ironSource will, without any action on the part of Unity, ironSource or the holder thereof, be assumed and converted automatically into an award of restricted stock units with respect to a number of shares of Unity common stock (referred to as a “Converted RSU Award”), with such Converted RSU Award subject to substantially the same terms and conditions applicable to the respective ironSource RSUs, except that the number of shares of Unity common stock subject to such Converted RSU Award will equal to the product obtained by multiplying (i) the total number of ironSource ordinary shares subject to such ironSource RSU immediately prior to the effective time by (ii) the exchange ratio, with any fractional shares rounded up to the nearest whole share.
At the effective time, each ironSource RSU that is outstanding and held by any individual who is not a Continuing Service Provider of ironSource will (a) if such ironSource RSU is vested immediately prior to the effective time (taking into account any acceleration of vesting as a result of the consummation of the merger) but has not been settled prior to the effective time, without any action on the part of Unity, ironSource or the holder thereof, be cancelled, with the holder of such ironSource RSU becoming entitled to receive at the effective time (or such later date required by Section 409A of the Code), in full satisfaction of the rights of such holder with respect thereto, the merger consideration in respect of each ironSource ordinary share subject to such ironSource RSU immediately prior to the effective time, less a number of shares of Unity common stock having a value equal to any applicable tax withholding obligations, and (b) if such ironSource RSU is unvested (taking into account any acceleration of vesting as a result of the consummation of the merger) as of immediately prior to the effective time, be cancelled immediately prior to the effective time for no consideration.
With respect to options and RSUs granted under Section 102 of the ITO, Unity shall deposit with the trustee appointed by ironSource the Converted Options and Converted RSU Awards or any other merger consideration, in accordance with the terms and conditions of Section 102 of the ITO and an applicable tax ruling, if obtained.
For additional information regarding the treatment of ironSource equity awards, see the section titled “The Merger Agreement—Treatment of ironSource Equity Awards in the Merger” beginning on page 129.
Q:	What will happen to the ironSource 2021 Employee Share Purchase Plan?
A:	The ironSource 2021 Employee Share Purchase Plan (the “ironSource ESPP”) will be terminated prior to the effective time of the merger.
For additional information regarding the treatment of the ironSource ESPP, see the section titled “The Merger—Treatment of the ironSource ESPP” on page 126.
Q:	How can I vote?
A:
Beneficial Owners: If you hold your ironSource shares in “street name” through a broker, bank or other nominee on the NYSE, please vote in accordance with the instructions on the nominee’s voting instruction form. If you receive a physical voting instruction form, you may complete it and mail it in the self-addressed envelope that is enclosed. If you received an email copy of the voting instruction form, or if you otherwise desire to submit voting instructions by telephone or over the Internet (at www.proxyvote.com), please follow the directions that you received. The deadline for receipt of your voting instructions will be 11:59 p.m. Eastern Standard Time on    , 2022.

You will be receiving separate voting instruction forms for each account in which you hold your ironSource Class A ordinary shares. Please complete and submit voting instructions with respect to each such account in order to ensure that all of your shares are voted at the ironSource special general meeting.
Alternatively, if you wish to attend the ironSource special general meeting and vote in person, you must obtain a “legal proxy” from the bank, broker or other nominee that holds your shares, giving you the right to vote the shares at the ironSource special general meeting. In that case, you must also bring a statement from your bank, broker or other nominee that shows that you owned ironSource Class A ordinary shares as of the ironSource record date. If you hold ironSource Class A ordinary shares in multiple “street name” accounts, you will need to obtain a legal proxy with respect to the shares in each such separate account in order to vote all such shares in person at the meeting.

Shareholders of Record: If you (including through a trustee) are a shareholder of record, that is, if your shares are registered directly in your name (or in the name of a trustee on your behalf) with ironSource’s transfer agent, American Stock Transfer & Trust Company (the “ironSource transfer agent”), these proxy materials are being sent directly to you (or to such trustee) by the ironSource transfer agent. You can vote your shares by attending the ironSource special general meeting or by completing and signing one or more proxy cards.
If you hold both ironSource Class A ordinary shares and ironSource Class B ordinary shares that are registered in your name, you will be receiving one proxy card for each such class of shares, and you will need to complete, sign and submit each such proxy card in order to ensure that your shares are voted in each of the three separate votes that are being held with respect to the ironSource merger proposal at the ironSource special general meeting—i.e., the votes of: (i) the ironSource Class A ordinary shares as a separate class; (ii) the ironSource Class B ordinary shares as a separate class; and (iii) the ironSource Class A and Class B ordinary shares, voting together as a single class, at a ratio of 1:5 votes per share, respectively.
The proxy card(s) that have been mailed to you, and that can be completed, signed and returned in the envelope(s) that were enclosed with them, provide the primary means for authorizing the voting of your ironSource ordinary shares. If you have lost or misplaced the proxy card(s) mailed to you, you may print a copy of those proxy card(s) from the Investor Relations page on ironSource’s website at https://investors.is.com/, and may complete and sign those proxy card(s) (indicating the name of the registered shareholder) and return it or them, to our Investor Relations team via e-mail to ir@is.com We reserve the right to require further identifying information from you if you submit your proxy card(s) in that manner.
All votes from shareholders of record should be received by ironSource’s transfer agent by 11:59 p.m., Eastern Standard Time, on    , 2022 (or such earlier deadline as may be indicated on the proxy card), or received at ironSource’s Israeli offices by     (Israel time), on    , 2022, in order to be counted towards the tallies of ironSource Class A ordinary shares, ironSource Class B ordinary shares, and the combined tally of ironSource Class A ordinary shares and ironSource Class B ordinary shares, being voted at the ironSource special general meeting.
Q:	What happens if I do not indicate how to vote on the proxy card or voting instruction form?
A:
If you are a shareholder of record and provide specific instructions (by marking a box on your proxy card) with regard to the ironSource merger proposal, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions, your shares will not be voted on the ironSource merger proposal, unless you provide both the required confirmation under Item 1A of the proxy card that you are not a Unity Affiliate and the required confirmation under Item 1B of the proxy card that you lack a personal interest in the approval of the ironSource merger proposal (in which case your proxy card will be voted “FOR” the ironSource merger proposal, as recommended by the ironSource board).

If you are a beneficial owner and return your voting instruction form but do not specify voting instructions for the ironSource merger proposal, your bank, broker or other nominee will not be permitted to cast a vote with respect to the ironSource merger proposal (commonly referred to as a “broker non-vote”). Banks, brokers or other nominees that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The ironSource merger proposal for the ironSource special general meeting will not be treated as a routine proposal, because, among other things, a merger is not a routine matter, and, furthermore, our proxy statement is prepared in compliance with the Companies Law rather than the rules applicable to domestic U.S. reporting companies. Therefore, in that circumstance, the shares held by you will be included in determining the presence of a quorum at the meeting, but will not be considered “present” for the purpose of voting on the ironSource merger proposal. Such shares therefore have no impact on the outcome of the votes on the ironSource merger proposal. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on this important matter.

Q:	If my ironSource shares are held in “street name” by my bank, broker or other nominee, will my broker vote my shares for me?
A:
Your bank, broker or other nominee will not be able to vote your ironSource shares without instructions from you. You should instruct your bank, broker or other nominee to vote your shares by following the directions provided by your bank, broker or other nominee. Without instructions and without returning your voting instruction form, your shares will not be counted as present or voted at the ironSource special general meeting.

Q:	Do ironSource’s executive officers and directors have any interest in the merger?
A:
Yes. When considering the recommendation of the ironSource board that ironSource’s shareholders vote in favor of the approval of the ironSource merger proposal, ironSource shareholders should be aware that ironSource’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of ironSource shareholders generally. These interests include:

•
each of Tomer Bar-Zeev, ironSource’s Chairman and Chief Executive Officer, Arnon Harish, ironSource’s President, and Eyal Milrad ironSource’s Chief Strategy Officer, is anticipated to agree with Unity on new employment terms for his employment, post-merger;

•	Tomer Bar-Zeev, ironSource’s Chief Executive Officer is expected to be appointed to the Unity board upon consummation of the merger; and
•
the former and current directors and officers of ironSource will be entitled to continued indemnification and the continuation of directors’ and officers’ liability insurance for a period of seven years after the merger.

In addition, it is noted that outstanding ironSource options and ironSource RSUs that are held by ironSource’s executive officers and directors—just like ironSource options and ironSource RSUs held by other employees or service providers—will be entitled to receive the merger consideration to the extent described under “What will happen to outstanding ironSource options and restricted share units (RSUs)?” above.
Further, directors and officers of ironSource who are Continuing Service Providers (like all other Continuing Service Providers) will be entitled, for the initial 12-month period after the closing of the merger, to at least as favorable employment terms at Unity as were in effect for them at ironSource prior to the merger, including wage rate or base salary, severance rights and employee benefits (including cash bonus opportunities, retirement, health and welfare benefits, but excluding equity incentive compensation and change in control or retention bonuses), and will furthermore be credited, under Unity’s employee benefit plans, for their years of service accumulated under the corresponding ironSource employee benefit plans.
For detailed information, please see “The Merger—Interests of Certain of IronSource’s Directors and Executive Officers in the Merger.”
Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction form?
A:
Beneficial Owners: If your ironSource shares are held on the NYSE in a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the relevant directions from your broker, bank or other nominee, and must do so prior to the deadline for submitting voting instructions (i.e., by 11:59 p.m. Eastern Standard Time on    , 2022).

Shareholders of Record: Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the ironSource special general meeting. Shares represented by any proxy in the enclosed form (including a proxy serving as revocation of an earlier proxy), or shares that are subject to a written revocation, if the proxy or revocation is properly executed and received by our transfer agent by 11:59 p.m. Eastern Standard Time on    , 2022, or at ironSource’s Israeli offices by     (Israel time), on    , 2022, will be voted (or not voted, as appropriate) as indicated therein with respect to the ironSource merger proposal and as determined by the Board concerning any other matter that may be presented to the ironSource special general meeting, as described above.

Q:	If I purchased my ironSource Class A ordinary shares after the ironSource record date, may I vote these shares at the ironSource special general meeting?
A:
No. A shareholder is not entitled to vote shares purchased after the ironSource record date because the shareholder was not the record holder of those shares on the record date. Only the holder as of the ironSource record date may vote shares. However, such shareholder’s ironSource Class A ordinary shares (and, if the holder also holds them, ironSource Class B ordinary shares), if held as of the effective time of the merger, will be automatically converted into and represent the right to receive the per share merger consideration, consisting of 0.1089 of a share of Unity common stock per ironSource Class A ordinary share (and, if applicable, per ironSource Class B ordinary share) rounded up or down to the nearest whole share for any fractional shares of Unity common stock resulting from the calculation and, subject to the withholding of any applicable taxes.

Q:	What happens if I sell my ironSource shares before the ironSource special general meeting?
A:
The ironSource record date for the ironSource special general meeting is earlier than the date of the ironSource special general meeting and the date that the merger is expected to be completed. If you transfer your ironSource ordinary shares after the ironSource record date but before the ironSource special general meeting, you will retain your right to vote at the ironSource special general meeting, but will have transferred the right to receive the merger consideration with respect to such ironSource ordinary shares. In order to receive the merger consideration, you must hold your ironSource ordinary shares through the completion of the merger.

Q:	Should I send in my ironSource share certificates now? When can I expect to receive the merger consideration for my shares?
A:	No. Please do not send your ironSource share certificates with your proxy card or voting instruction form.
Prior to the effective time of the merger, Unity will select a bank or trust company reasonably acceptable to ironSource to act as the exchange agent for the merger. If your ironSource shares are in certificated form, after the merger is completed, the exchange agent will send you a letter of transmittal with detailed instructions regarding the surrender and conversion of your ironSource share certificates for the merger consideration.
If your ironSource shares are held in book-entry form, you will not need to complete a letter of transmittal or take any other action in order to receive the merger consideration, as that consideration will automatically be issued to you upon the closing of the merger.
Q:	What are the material U.S. federal income tax consequences of the merger to ironSource shareholders?
A:
The parties intend the merger to qualify as a “reorganization” under Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended (the “Code”) and/or Section 368(a)(2)(E) of the Code. Assuming the merger so qualifies, and subject to the discussion under “The Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger” a U.S. Holder (as defined on page 162) of ironSource ordinary shares generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of ironSource ordinary shares for shares of Unity common stock pursuant to the merger. If the merger does not qualify as such a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, the receipt of Unity common stock in exchange for ironSource ordinary shares in the merger would generally constitute a taxable exchange for U.S. federal income tax purposes and the tax consequences of the merger could materially differ from those described herein.

Neither Unity nor ironSource has sought, nor do they intend to seek, nor is the closing of the merger conditioned on the receipt of, any ruling from the Internal Revenue Service (the “IRS”) or any opinion of counsel with respect to the qualification of the merger as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Furthermore, neither Unity nor ironSource or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the merger, including whether the merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code.
For a more complete description of the U.S. federal income tax consequences of the merger, see “—Material U.S. Federal Income Tax Considerations” beginning on page 162.
Q:	How can I obtain additional information about ironSource?
A:
ironSource’s Annual Report on Form 20-F for the year ended December 31, 2021, and other SEC filings may be accessed on the Internet at www.sec.gov or on the investor relations page of ironSource’s website at https://investors.is.com/. The information provided on our website is not part of this joint proxy statement/prospectus and therefore is not incorporated by reference herein. For a more detailed description of the information available, please refer to “Where You Can Find More Information.”

Q:	What should I do if I have questions about the ironSource special general meeting, the merger or this document?
A:	If you have any questions about the ironSource special general meeting, the merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:
ironSource Ltd.
121 Menachem Begin Street
Tel Aviv 6701203, Israel
Attention: Investor Relations
Telephone: +972-74-799-0001
Email: ir@is.com
If your bank, broker or other nominee holds your shares, you may also call your bank, broker or other nominee for additional information.

SUMMARY
This summary highlights selected information included in this joint proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this joint proxy statement/prospectus and its annexes carefully and in their entirety and the other documents to which Unity and ironSource refer before you decide how to vote with respect to the proposals to be considered and voted on at the Unity special meeting or ironSource special general meeting. In addition, Unity and ironSource incorporate by reference important business and financial information about Unity and ironSource into this joint proxy statement/prospectus, as further described in the sections titled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 204 and 205, respectively. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the sections titled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 204 and 205, respectively. Each item in this summary includes a page reference directing you to a more complete description of that item in this joint proxy statement/prospectus.
The Companies (page 61)
Unity Software Inc.
30 3rd Street
San Francisco, California 94103
Phone: (415) 539-3162
Unity is the world’s leading platform for creating and operating interactive, real-time 3D content. Unity’s platform provides a comprehensive set of software solutions to create, run, and monetize interactive, real-time 2D and 3D content for mobile phones, tablets, PCs, consoles, and augmented and virtual reality devices. Unity serves customers of all sizes, at every stage of maturity, from individual creators to large enterprises.
Ursa Aroma Merger Subsidiary Ltd.
c/o Unity Software Inc.
30 3rd Street
San Francisco, California 94103
Phone: (415) 539-3162
Merger Sub, an Israeli company, is a direct wholly owned subsidiary of Unity. Merger Sub is newly formed, and was organized for the purpose of entering into the merger agreement and effecting the merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger.
ironSource Ltd.
121 Menachem Begin Street
Tel Aviv 6701203, Israel
Phone: +972-747990001
ironSource is a leading business platform for the App Economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the App Economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while enabling their business expansion in the App Economy.
The Merger and the Merger Agreement (pages 78 and 127)
The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. Unity and ironSource encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.

The Unity board and the ironSource board (excluding directors who may be deemed to have a personal interest, as defined under the Companies Law, concerning the merger) each has unanimously approved and adopted the merger agreement and the transactions contemplated by the merger agreement. Pursuant to the terms and subject to the conditions included in the merger agreement, Merger Sub, a wholly owned subsidiary of Unity, will merge with and into ironSource, with ironSource continuing in existence as the surviving company and a direct wholly owned subsidiary of Unity.
Merger Consideration (page 128)
As a result of the merger, each ironSource ordinary share (subject to certain exceptions set forth in the merger agreement) will be converted into the right to receive 0.1089 of a share of Unity common stock (which we refer to as the “exchange ratio”), rounded up or down to the nearest whole share for any fractional shares of Unity common stock resulting from the calculation and subject to the withholding of any applicable taxes (which we refer to as the “merger consideration”). ironSource shareholders will not be entitled to receive any fractional shares of Unity common stock in the merger.
Risk Factors (page 41)
The merger and an investment in Unity common stock involve risks, some of which are related to the transactions contemplated by the merger agreement. You should carefully consider the information about these risks set forth under the section titled “Risk Factors” beginning on page 41, together with the other information included or incorporated by reference in this joint proxy statement/prospectus, particularly the risk factors contained in Unity’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in ironSource’s Annual Report on Form 20-F and Current Reports on Form 6-K and in other filings they each make with the SEC. ironSource shareholders should carefully consider the risks set out in that section before deciding how to vote with respect to the ironSource merger proposal being considered and voted on at the ironSource special general meeting, and Unity stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the Unity issuance proposal and the Unity adjournment proposal being considered and voted on at the Unity special meeting. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 204 and 205, respectively.
Treatment of the ironSource Equity Awards (page 129)
ironSource Options
At the effective time, each ironSource option that is outstanding and unexercised immediately prior to the effective time and held by any person who is a Continuing Service Provider, whether vested or unvested, will, without any action on the part of Unity, ironSource or the holder thereof, cease to represent a right to acquire ironSource ordinary shares and will be assumed by Unity as a Converted Option, which will be subject to, the same terms and conditions (including tax route, status of vesting and vesting schedule) as applied to the respective ironSource option immediately prior to the effective time, except that such Converted Option will (a) represent an option to acquire a number of shares of Unity common stock, rounded down to the nearest whole number of shares, equal to the product obtained by multiplying (i) the number of ironSource ordinary shares subject to such ironSource option immediately prior to the effective time, by (ii) the exchange ratio, and (b) have an exercise price per share of Unity common stock equal to the quotient obtained by dividing (i) the per share exercise price for ironSource ordinary shares subject to the corresponding ironSource option immediately prior to the effective time by (ii) the exchange ratio, rounded up to the nearest whole cent; provided, that such exercise price and number of shares of Unity common stock subject to such Converted Option that is intended to qualify as incentive stock options under Section 422 of the Code will be determined consistent with the applicable requirements of the Code.
At the effective time, each ironSource option that is outstanding and held by any individual who is not a Continuing Service Provider of ironSource will, (a) if such ironSource option is vested (taking into account any acceleration of vesting as a result of the consummation of the merger) and unexercised immediately prior to the effective time, in each case, without any action on the part of Unity, ironSource or any other person, be cancelled, with the holder of such ironSource option becoming entitled to receive at the effective time, in full satisfaction of the rights of such holder with respect thereto, the merger consideration in respect of a number of

ironSource ordinary shares equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the per share cash equivalent consideration (determined in accordance with the terms of the merger agreement) over the per share exercise price of such ironSource option, multiplied by (ii) the number of ironSource ordinary shares subject to such ironSource option, by (b) the per share cash equivalent consideration, less a number of shares of Unity common stock having a value equal to any applicable tax withholding obligations, or (b) if such ironSource option (i) is unvested (taking into account any acceleration of vesting as a result of the consummation of the merger) immediately prior to the effective time or (ii) has an exercise per share equal to or greater than the per share cash equivalent consideration, be cancelled immediately prior to the effective time for no consideration.
Notwithstanding the foregoing, certain ironSource options may be settled in cash or ironSource ordinary shares by ironSource immediately prior to the closing of the merger.
ironSource RSUs
At the effective time, each ironSource RSU that is outstanding and unvested immediately prior to the effective time and each ironSource RSU that is outstanding and vested immediately prior to the effective time (taking into account any acceleration of vesting as a result of the consummation of the merger) but has not been settled prior to the effective time, and, in each case, held by any person who is a Continuing Service Provider of ironSource will, without any action on the part of Unity, ironSource or the holder thereof, be assumed and converted automatically into a Converted RSU Award, with such Converted RSU Award subject to substantially the same terms and conditions (including tax route, status of vesting and vesting schedule) applicable to the respective ironSource RSUs, except that the number of shares of Unity common stock subject to such Converted RSU Award will equal to the product obtained by multiplying (i) the total number of ironSource ordinary shares subject to such ironSource RSU immediately prior to the effective time by (ii) the exchange ratio, with any fractional shares rounded up to the nearest whole share.
At the effective time, each ironSource RSU that is outstanding and held by any individual who is not a Continuing Service Provider of ironSource will (a) if such ironSource RSU is vested immediately prior to the effective time (taking into account any acceleration of vesting as a result of the consummation of the merger) but has not been settled prior to the effective time, without any action on the part of Unity, ironSource or the holder thereof, be cancelled, with the holder of such ironSource RSU becoming entitled to receive at the effective time (or such later date required by Section 409A of the Code), in full satisfaction of the rights of such holder with respect thereto, the merger consideration in respect of each ironSource ordinary share subject to such ironSource RSU immediately prior to the effective time, less a number of shares of Unity common stock having a value equal to any applicable tax withholding obligations, and (b) if such ironSource RSU is unvested (taking into account any acceleration of vesting as a result of the consummation of the merger) as of immediately prior to the effective time, be cancelled immediately prior to the effective time for no consideration.
With respect to options and RSUs granted under Section 102 of the ITO, Unity shall deposit with the trustee appointed by ironSource the Converted Options and Converted RSU Awards or any other merger consideration, in accordance with the terms and conditions of Section 102 of the ITO and an applicable tax ruling, if obtained.
Recommendation of the Unity Board of Directors and Unity’s Reasons for the Merger (page 90)
The Unity board unanimously recommends that you vote “FOR” the Unity issuance proposal and “FOR” the Unity adjournment proposal. For the factors considered by the Unity board in reaching this decision and additional information on the recommendation of the Unity board, see the section titled “The Merger— Recommendation of the Unity Board of Directors and Unity’s Reasons for the Merger” beginning on page 90.
Recommendation of the ironSource Board of Directors and ironSource’s Reasons for the Merger (page 94)
After careful consideration, the ironSource board has (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of ironSource and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Unity and Merger Sub in the merger agreement, no reasonable concern exists that the surviving company, as a result of the merger, will be unable to fulfill the obligations of ironSource to its creditors; (ii) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger; and (iii) resolved to direct that the merger agreement be submitted to the shareholders of ironSource for approval and adoption and recommend that the shareholders of ironSource vote in favor of the approval and adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement. Accordingly, the ironSource board recommends that ironSource shareholders vote “FOR” the ironSource merger proposal. The directors who may be deemed to have a personal interest, as defined under the Companies Law, in the merger, did not provide a vote for adopting the foregoing resolutions. For a discussion of the factors that the ironSource board considered in determining to recommend the approval and adoption of the ironSource merger proposal, see the section titled “The Merger—Recommendation of the ironSource Board of Directors and ironSource’s Reasons for the Merger” beginning on page 94.
Opinions of Financial Advisers (pages 98 and 106)
Opinion of Unity’s Financial Adviser
Unity retained Morgan Stanley & Co. LLC (“Morgan Stanley”) to act as a financial adviser to the Unity board in connection with the proposed merger. The Unity board selected Morgan Stanley to act as its financial adviser because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. At the meeting of the Unity board on July 12, 2022, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Unity.
The full text of the written opinion of Morgan Stanley, dated as of July 12, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex B and is incorporated herein by reference. The summary of the opinion of Morgan Stanley is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read the entire opinion carefully and in its entirety. Morgan Stanley’s opinion was rendered for the benefit of the Unity board, in its capacity as such, and addressed only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to Unity as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspect of the merger or related transactions, including the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or the price at which shares of Unity common stock would trade at any time in the future. The opinion was addressed to, and rendered for the benefit of, the Unity board and was not intended to, and does not, constitute advice or a recommendation to any ironSource shareholder or Unity stockholder as to how to vote or act on any matter with respect to the merger or related transactions or any other action with respect to the transactions contemplated by the merger agreement, including the merger. For a further discussion of Morgan Stanley’s opinion, see “The Merger—Opinion of Unity’s Financial Adviser,” beginning on page 98.
Opinion of ironSource’s Financial Adviser
ironSource has retained Jefferies LLC (“Jefferies”) as its financial adviser in connection with the merger. As part of this engagement, Jefferies delivered a written opinion, dated July 11, 2022, to the ironSource board as to the fairness, from a financial point of view and as of such date, to the holders of ironSource ordinary shares of the exchange ratio provided for in the merger pursuant to the merger agreement.
The full text of Jefferies’ opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex C to this joint proxy statement/prospectus and is incorporated here by reference. ironSource encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion was provided for the use and benefit of the ironSource board (in its capacity as such) in its evaluation of the exchange ratio from a financial point of view and did not address any other aspect of the merger or any other matter. Jefferies’ opinion did not address the relative merits of the merger or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to ironSource, nor did it address the underlying business decision by ironSource to engage in the merger or any term, aspect or implication of any other agreement entered into in connection with, or contemplated by or resulting from, the merger or otherwise. Jefferies’ opinion did not constitute a recommendation as to how the ironSource board or any security holder should vote or act with respect to the merger or any other matter. The summary of Jefferies’ opinion is qualified in its entirety by reference to the full text of Jefferies’ opinion. For a further discussion of Jefferies’ opinion, see “The Merger—Opinion of ironSource’s Financial Adviser,” beginning on page 106.
Special Meeting of Unity Stockholders (page 62)
Date, Time, Place and Purpose of the Unity Special Meeting
The Unity special meeting will be held on    , 2022 at   a.m., Pacific Time, via a live interactive audio webcast on the Internet. The purpose of the Unity special meeting is to consider and vote on the Unity issuance proposal and the Unity adjournment proposal. Approval of the Unity issuance proposal by Unity stockholders is a condition to the obligation of Unity and ironSource to complete the merger. Approval of the Unity adjournment proposal is not a condition to the obligation of either Unity or ironSource to complete the merger.
Unity Record Date and Outstanding Shares of Unity Common Stock
Only stockholders of record of issued and outstanding shares of Unity common stock as of the close of business on    , 2022 (which we refer to as the “Unity record date”) are entitled to notice of, and to vote at, the Unity special meeting or any subsequent reconvening of the Unity special meeting following any adjournments and postponements of the Unity special meeting.
As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, there were 298,106,454 shares of Unity common stock issued and outstanding and entitled to vote at the Unity special meeting. You may cast one vote for each share of Unity common stock that you held as of the close of business on the Unity record date.
A complete list of Unity stockholders entitled to vote at the Unity special meeting will be available for inspection at Unity’s principal office at 30 3rd Street, San Francisco, CA 94103 during regular business hours for a period of no less than 10 days before the Unity special meeting and during the Unity special meeting via the Unity special meeting website at www.U2022SM.com.
Quorum; Abstentions
A quorum of Unity stockholders is necessary for Unity to hold a valid meeting. The presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of Unity common stock entitled to vote shall constitute a quorum for the transaction of business at the Unity special meeting.
If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to abstain in respect of the proposal, your shares of Unity common stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Unity special meeting.
Executed but un-voted proxies will be voted in accordance with the recommendation of the Unity board.
Required Vote to Approve the Unity Issuance Proposal
Approval of the Unity issuance proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on such proposal. Abstentions will have the same effect as votes “AGAINST” the proposal.
The Unity issuance proposal is described in the section titled “Proposals Submitted to Unity Stockholders” beginning on page 65.
Required Vote to Approve the Unity Adjournment Proposal
Approval of the Unity adjournment proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on such proposal. Abstentions will have the same effect as votes “AGAINST” the proposal.

The Unity adjournment proposal is described in the section titled “Proposals Submitted to Unity Stockholders” beginning on page 65.
Voting by Unity Directors and Executive Officers; Unity Voting Agreement
As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, Unity directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 85,534,563 shares of Unity common stock, or approximately 29% of the total outstanding shares of Unity common stock.
Concurrently with the execution of the merger agreement, certain Unity stockholders, including certain of Unity’s directors and officers, entered into a voting agreement with ironSource, pursuant to which, among other things, and subject to the terms and conditions of the voting agreement, each party agreed to vote, or cause to be voted, all shares of Unity common stock beneficially owned by such party, (i) in favor of the consummation of the transactions contemplated by the merger agreement, all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement, such as the Unity issuance proposal and the Unity adjournment proposal, and any other transaction contemplated by the merger agreement, and (ii) against certain alternative business combination transactions described in the merger agreement, any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Unity set forth in the merger agreement or of such Unity stockholder set forth in the Unity Voting Agreement, or any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the Unity Voting Agreement or the merger agreement. The Unity Voting Agreement terminates upon certain events, including the termination of the merger agreement in accordance with its terms. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the shares of Unity common stock subject to the voting agreement represent approximately 29% of the outstanding Unity common stock. For more information, see the section titled “The Voting Agreements—Unity Voting Agreement” and Annex E to this joint proxy statement/prospectus.
Unity currently expects that all of its directors and executive officers will vote their shares “FOR” the Unity issuance proposal and “FOR” the Unity adjournment proposal.
Adjournment
If a quorum is not present or if there are not sufficient votes for the approval of the Unity issuance proposal and the Unity stockholders approve the Unity adjournment proposal, Unity expects that the Unity special meeting will be adjourned by the chairman of the Unity special meeting to solicit additional proxies. At any subsequent reconvening of the Unity special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the Unity special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent meeting.
Management of Unity after the Merger (page 123)
In connection with the merger, prior to the closing of the merger, (a) Unity will take all necessary corporate action so that, upon and after the closing of the merger, the size of the Unity board will be increased by three members (to a total of thirteen members), (b) Unity will designate three individuals, one of whom will be the Chief Executive Officer of ironSource and the other two of whom will be members of the ironSource board as of the date of the merger agreement and selected by ironSource upon prior consultation with Unity, (c) Unity will designate such ironSource Nominees and (d) Unity will appoint the ironSource Nominees to the Unity board, in different classes, with such appointments effective upon the closing of the merger. Immediately following the effective time of the merger, all ten current Unity directors, Roelof Botha, Egon Durban, David Helgason, Alyssa Henry, Michelle K. Lee, John Riccitiello, Barry Schuler, Robynne Sisco, Mary Schmidt Campbell, Ph.D and Keisha Smith-Jeremie, are expected to continue as director of Unity.
Following the closing of the merger, Tomer Bar-Zeev, ironSource’s Chairman and Chief Executive Officer, along with other members of ironSource’s senior management team, will take on key roles in Unity's executive management team. John Riccitiello will continue to serve as Unity’s Chief Executive Officer and Unity will continue to be headquartered in San Francisco, California.

Special General Meeting of ironSource Shareholders (page 67)
Date, Time, Place and Agenda
The ironSource special general meeting will be held at the principal executive offices of ironSource, located at 121 Menachem Begin Street, Tel Aviv, Israel, at     (Israel time), on    , 2022. The meeting is being held for the purpose of considering a proposal to approve the merger of ironSource with Merger Sub, a wholly owned subsidiary of Unity, including approval of the merger agreement, the merger, the merger consideration, as provided by the merger agreement, and all other transactions and arrangements contemplated under the merger agreement, in accordance with the terms of the merger agreement. We refer to this as the ironSource merger proposal.
ironSource does not currently expect there to be any other matters on the agenda at the ironSource special general meeting; however, if any other matter is properly presented at the meeting, including voting on the adjournment or postponement of the special general meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.
ironSource Record Date
ironSource has fixed    , 2022 as the record date for the ironSource special general meeting. If you were a ironSource shareholder at the close of business on the ironSource record date, you are entitled to vote on matters that come before the ironSource special general meeting. There are    ironSource Class A ordinary shares and    ironSource Class B ordinary shares entitled to be voted at the ironSource special general meeting.
Required Votes
Under ironSource’s articles of association and the Companies Law, the approval of the ironSource merger proposal requires the affirmative vote of the holders of a majority of the voting power represented at the special general meetings (which will be combined into a single meeting, the ironSource special general meeting), in person or by proxy and voting thereon (excluding abstentions and broker non-votes), of each of:
•	the ironSource Class A ordinary shares, voting as a separate class;
•	the ironSource Class B ordinary shares, voting as a separate class; and
•
the ironSource Class A ordinary shares and ironSource Class B ordinary shares, voting together as a single class, in which the ironSource Class A ordinary shares will be entitled to one vote per share and the ironSource Class B ordinary shares will be entitled to five votes per share

Each of the foregoing three majorities needed for approval of the ironSource merger proposal must be achieved after excluding the votes of any shares of ironSource held by (a) Unity, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Unity or Merger Sub; (b) a person or entity acting on behalf of Unity, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by Unity, Merger Sub or any of the foregoing) (we refer to each such person or entity described in (a) through (c) as a “Unity Affiliate”).
In order for your vote to be counted in respect of the ironSource merger proposal, you must affirm on each proxy card and voting instruction form that you receive that you are not a Unity Affiliate (by indicating “FOR” in Item 1A of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the relevant tallies in respect of the votes on the ironSource merger proposal.

In addition to excluding votes by persons or entities affiliated with Unity or Merger Sub (as described above), the separate votes on the ironSource merger proposal by the meetings of each of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, and by the combined meeting of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, will seek—to the extent required under Sections 268, 270(4) and 275(a) of the Companies Law for any such vote (due to a potential personal interest of certain shareholders of ironSource in the approval of the proposal by the relevant class or combined classes of shares)—also the fulfillment of either of the following conditions:
•
the majority voted in favor of the ironSource merger proposal also includes a majority of the shares held by shareholders who are not deemed to have a personal interest (as defined under the Companies Law) in the approval of the proposal that are voted at the applicable ironSource meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by non-conflicted shareholders (as described in the previous bullet-point) voted against the ironSource merger proposal does not exceed 2% of the aggregate voting power in ironSource (on a per class or combined class basis).

For purposes of the foregoing conditions, a “personal interest” (i) includes an interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of ironSource. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.
The foregoing additional special voting conditions will be sought for the votes at the ironSource Meeting pursuant to Sections 270(4) and 275(a) of the Companies Law, which requires that either of those conditions be met in the case of an extraordinary transaction to which a company is a party and in which a controlling shareholder has a personal interest.
Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company) including, with respect to the ironSource merger proposal, a person who holds 25% or more of the voting rights at the general meeting of ironSource if there is no other person who holds more than 50% of the voting rights of ironSource. For these purposes, two or more persons holding voting rights in a company, each of whom has a personal interest in the approval of the transaction being brought for approval of a company’s shareholders are considered to be joint holders. A person is presumed to be a controlling shareholder if he, she or it holds or controls, by himself, herself or itself, or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.
In connection with the merger, (i) certain members of the ironSource board as of the time of approval of the merger (namely, Tomer Bar-Zeev, Arnon Harish and Eyal Milrad) who serve as executive officers of ironSource, as well as certain other employees who are also shareholders of ironSource, disclosed their potential personal interest in the merger (in their capacity as employees of ironSource), and advised that they are expected to enter into new employment terms with Unity, which are expected to be discussed between them and Unity after execution of the merger agreement, and (ii) ironSource’s Chief Executive Officer is further expected to serve as a director on the Unity board after the merger. The aggregate voting power of the ironSource shareholders who are deemed to have a personal interest in the merger by virtue of the foregoing are expected to exceed 25% of the total voting rights in the combined meeting of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, and may also exceed 25% of the total voting rights in the separate class meetings of the Class A ordinary shares and ironSource Class B ordinary shares.
In order to ensure that your vote is counted in respect of all three votes on the ironSource merger proposal, please confirm in writing by indicating “FOR” in Item 1B on each proxy card and voting instruction form that you receive that you lack a personal of interest in the approval of the proposal (or else check the box “AGAINST” under Item 1B if you possess such a personal interest).

Please also see the section titled “The ironSource Special General Meeting.”
Voting by ironSource Directors and Executive Officers; ironSource Voting Agreements
As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, ironSource directors and executive officers, and their affiliates, as a group, held in the aggregate approximately 20.4%, 36.5% and 32% of the issued and outstanding ironSource Class A ordinary shares, issued and outstanding ironSource Class B ordinary shares, and voting power of the combined classes, respectively.
Concurrently with the execution of the merger agreement, certain ironSource shareholders entered into the ironSource Voting Agreements. Pursuant to the ironSource Voting Agreements each ironSource shareholder has agreed, among other things, to vote or cause to be voted certain issued and outstanding ironSource ordinary shares beneficially owned by them and specified in such agreements at every meeting of ironSource respective shareholders during the term of the ironSource Voting Agreements (i) in favor of (A) the consummation of the transactions contemplated by the merger agreement, including the merger, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement, and (C) any other transaction contemplated by the merger agreement or other matters that would reasonably be expected to facilitate the merger, including any proposal to adjourn or postpone any meeting of the ironSource shareholders to a later date if there are not sufficient votes to approve the adoption of the merger agreement; and (ii) against (A) certain alternative business combination transactions described in the merger agreement; (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of ironSource set forth in the merger agreement or of the ironSource shareholder set forth in the ironSource Voting Agreement; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the ironSource Voting Agreements or the merger agreement. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the ironSource ordinary shares that are subject to the ironSource Voting Agreements consist of approximately 38% of the issued and outstanding ironSource Class A ordinary shares, approximately 35% of the issued and outstanding ironSource Class B ordinary shares and approximately 36% of the issued and outstanding voting right of the combined ironSource Class A ordinary shares and Class B ordinary shares. For more information, see the section titled “Voting Agreements—ironSource Voting Agreements” and Annex D to this joint proxy statement/prospectus.
ironSource currently expects that all of its directors and executive officers will vote their shares “FOR” the ironSource merger proposal.
Adjournment
If within one-half hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall be adjourned to    , 2022, at the same time and place. At any such adjourned meeting, any shareholder (not in default under the ironSource articles of association) present in person or by proxy, shall constitute a quorum.
Interests of Unity Directors and Executive Officers in the Merger (page 123)
In considering the recommendation of the Unity board with respect to the Unity issuance proposal, Unity stockholders should be aware that the directors and executive officers of Unity have interests in the merger that may be different from, or in addition to, the interests of Unity stockholders generally. These interests are described in more detail in the section titled “The Merger—Interests of Unity’s Directors and Executive Officers in the Merger” beginning on page 123. The members of the Unity board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in unanimously approving the merger agreement and in determining to recommend that Unity stockholders approve the Unity issuance proposal.

Interests of ironSource Directors and Executive Officers in the Merger (page 124)
When considering the recommendation by the ironSource board to vote “FOR” the ironSource merger proposal, you should be aware that directors and executive officers of ironSource have certain interests in the merger that may be different from, or in addition to, the interests of ironSource shareholders generally, including:
Each of Tomer Bar-Zeev, ironSource’s Chairman and Chief Executive Officer, Arnon Harish, ironSource’s President, and Eyal Milrad, ironSource’s Chief Strategy Officer, is anticipated to agree with Unity on new employment terms for his employment, post-merger.
Tomer Bar-Zeev, ironSource’s Chairman and Chief Executive Officer, is expected to be appointed to the Unity board of directors upon consummation of the merger.
In addition, it is noted that the former and current directors and officers of ironSource will be entitled to continued indemnification and the continuation of directors’ and officers’ liability insurance for a period of seven years after the merger and that outstanding ironSource options and ironSource RSUs that are held by ironSource’s executive officers and directors—just like ironSource options and ironSource RSUs held by other employees or service providers—will be entitled to receive merger consideration to the extent described under the section titled “—Treatment of the ironSource Equity Awards”.
Further, directors and officers of ironSource who are Continuing Service Providers (like all other Continuing Service Providers) will be entitled, for the initial 12-month period after the closing of the merger, to at least as favorable employment terms at Unity as were in effect for them at ironSource prior to the merger, including wage rate or base salary, severance rights and employee benefits (including cash bonus opportunities, retirement, health and welfare benefits, but excluding equity incentive compensation and change in control or retention bonuses), and will furthermore be credited, under Unity’s employee benefit plans, for their years of service accumulated under the corresponding ironSource employee benefit plans.
As of the ironSource record date for the ironSource special general meeting, the directors and executive officers of ironSource held in the aggregate approximately  %,  % and  % of the issued and outstanding ironSource Class A ordinary shares, issued and outstanding ironSource Class B ordinary shares, and voting power of the combined classes, respectively.
In light of the above interests of directors and executive officers of ironSource, the ironSource merger proposal was also approved by the audit committee of ironSource’s board, prior to being approved by the ironSource board.
See “Security Ownership of Certain Beneficial Owners and Management of ironSource” and “The Merger—Interests of ironSource’s Directors and Executive Officers in the Merger.”
Listing of Shares of Unity Common Stock; Delisting and Deregistration of ironSource Ordinary Shares (page 126)
If the merger is completed, the shares of Unity common stock to be issued in the merger will be listed for trading on the NYSE, ironSource ordinary shares will be delisted from the NYSE and deregistered under the Exchange Act, and ironSource will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.
Conditions to the Completion of the Merger (page 154)
Conditions to Each Party’s Obligations
The respective obligations of each party to consummate the merger will be subject to the satisfaction on or prior to the closing date of each of the following conditions, any of which may be waived in whole or in part by Unity, Merger Sub and ironSource, as the case may be, to the extent permitted by applicable law:
•
ironSource shareholder approval and Unity stockholder approval. The Unity issuance proposal must have been approved by the requisite majority at the Unity special meeting (the “Unity stockholder approval”) and the ironSource merger proposal must have been approved by the requisite majorities of the class and combined meetings to be held at the ironSource special general meeting (the “ironSource shareholder approval”).

•
NYSE Listing. The shares of Unity common stock to be issued in the merger will have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

•
Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a part will have become effective under the Securities Act and will not be the subject of any stop order or any proceedings by the SEC seeking a stop order.

•
Government Consents. The waiting period (or extensions thereof) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) relating to the transactions contemplated by the merger agreement will have expired or been terminated.

•
No Legal Prohibition. No governmental entity of competent jurisdiction will have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the effective time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the effective time, in each case, which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the merger.

•	ISA No-Action Letter; Dual-Listing. Unity will have obtained either the ISA No-Action Letter or a Dual Listing Permit (each as defined in “The Merger Agreement” beginning on page 151).
•
Israeli Statutory Waiting Periods. At least 50 days will have elapsed after the filing of the ironSource merger proposal with the Companies Registrar of the State of Israel (referred to as the “Companies Registrar”) and at least 30 days will have elapsed after the ironSource shareholder approval and the approval by the sole shareholder of Merger Sub.

Conditions to Obligations of Unity and Merger Sub
The obligations of Unity and Merger Sub to consummate the merger will be subject to the satisfaction on or prior to the closing date of each of the following conditions, any of which may be waived in whole or in part by Unity and Merger Sub, as the case may be, to the extent permitted by applicable law:
•
Representations and Warranties of ironSource. The accuracy of representations and warranties of ironSource will be true and correct, subject in some instances to materiality or “material adverse effect” qualifiers, at and as of the effective date of the merger (other than representations that by their terms speak specifically as of another date or period of time).

•
Performance of Obligations of ironSource. The obligations, covenants and agreements of ironSource to be performed on or before the closing in accordance with the merger agreement will have been performed in all material respects.

•
No ironSource Material Adverse Effect. An ironSource material adverse effect (as defined in the merger agreement) will not have occurred on or after the date of the merger agreement that is continuing.

•
ironSource Officer’s Certificate. Unity will have received a certificate, dated as of the closing date, signed by the Chief Executive Officer or Chief Financial Officer of ironSource certifying that each of the foregoing conditions has been satisfied.

•
Israeli Tax Withholding. The receipt of a written ruling, confirmation or instruction of the ITA with respect to certain Israeli tax withholding obligations with respect to holders of ironSource ordinary shares.

Conditions to Obligations of ironSource
The obligations of ironSource to consummate the merger will be subject to the satisfaction on or prior to the closing date of each of the following conditions, any of which may be waived in whole or in part by ironSource to the extent permitted by applicable law:
•
Representations and Warranties of Unity and Merger Sub. The accuracy of the representations and warranties of Unity and Merger Sub will be true and correct, subject in some instances to materiality or “material adverse effect” qualifiers, at and as of the effective date of the merger (other than representations that by their terms speak specifically as of another date or period of time).

•
Performance of Obligations of Unity. The obligations, covenants and agreements of Unity and Merger Sub to be performed on or before the closing in accordance with the merger agreement will have been performed in all material respects.

•	No Unity Material Adverse Effect. A Unity material adverse effect (as defined in the merger agreement) will not have occurred on or after the date of the merger agreement that is continuing.
•
Unity Officer’s Certificate. ironSource will have received a certificate, dated as of the closing date, signed by the Chief Executive Officer or Chief Financial Officer of Unity certifying that each of the foregoing conditions has been satisfied.

•	Israeli Tax Ruling. ironSource will have received certain tax rulings from the ITA, as described in the merger agreement.
•	ironSource Nominees Appointment. Unity shall have complied in all respects with its obligations with respect to the ironSource nominees, as described in the merger agreement.
•
Lock Up Undertakings. If required pursuant to the merger agreement, the agreements of certain shareholders of ironSource and certain stockholders of Unity containing certain restrictions on dispositions of their respective shares of Unity common stock shall be in full force and effect and not terminated or rescinded by the signatories thereto.

For more information, see “The Merger Agreement—Conditions to the Completion of the Merger” beginning on page 154.
No Solicitation; Changes of Recommendation (page 142)
No Solicitation by ironSource
•
ironSource has agreed that, between the date of the merger agreement and the earlier of the effective time or the date, if any, on which the merger agreement is validly terminated, ironSource will not, and will cause its controlled affiliates and its and their respective directors, officers and employees not to, and will instruct its and its controlled affiliates’ respective other representatives not to, directly or indirectly:

•
solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a ironSource Acquisition Proposal (as such term is defined in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Definitions of Competing Proposals” beginning on page 146) (subject to certain exceptions contained in the merger agreement);

•
participate in any negotiations regarding, or furnish to any person any non-public information relating to, ironSource or any ironSource subsidiary in connection with an actual or potential ironSource Acquisition Proposal;

•	adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any ironSource Acquisition Proposal;
•
withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to Unity, the recommendation of the ironSource board that ironSource shareholders provide the ironSource shareholder approval;

•
if an ironSource Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such ironSource Acquisition Proposal within ten business days after the public disclosure of such ironSource Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Unity, such rejection of such ironSource Acquisition Proposal) and reaffirm the recommendation of the ironSource board that ironSource shareholders provide the ironSource shareholder approval within such ten business day period (or, if earlier, by the second business day prior to the ironSource special general meeting);

•	fail to include the recommendation of the ironSource board that ironSource shareholders provide the ironSource shareholder approval in this joint proxy statement/prospectus;
•	approve, or authorize, or cause ironSource or any ironSource subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principal, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any ironSource Acquisition Proposal (other than certain acceptable confidentiality agreements described in the merger agreement);
•
call or convene a general meeting of ironSource shareholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the transactions contemplated by the merger agreement; or

•	resolve or agree to do any of the foregoing (any act described in the third through ninth bullets above is referred to as an “ironSource Change of Recommendation”).
Exceptions to No Solicitation by ironSource
•
Notwithstanding the limitations contained in the merger agreement, prior to the ironSource shareholder approval being obtained (in each case, subject to certain limitations contained in the merger agreement):

•
if ironSource receives an unsolicited, bona fide, written ironSource Acquisition Proposal that did not result from a breach of the merger agreement, which the ironSource board determines in good faith after consultation with ironSource’s outside legal counsel and financial advisers (i) constitutes an ironSource Superior Proposal (as such term is defined in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Definitions of Competing Proposals” beginning on page 146) or (ii) would reasonably be expected to result in an ironSource Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the ironSource board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware law), then ironSource may take the following actions:

○
furnish nonpublic information with respect to ironSource and its subsidiaries to the person making such ironSource Acquisition Proposal (subject to certain confidentiality provisions described in the merger agreement)), and

○	engage in discussions or negotiations with such person with respect to such ironSource Acquisition Proposal; and
•	the ironSource board may (in each case, subject to certain limitations and notice provisions contained in the merger agreement):
○
make an ironSource Change of Recommendation in response to certain intervening material events described in the merger agreement if the ironSource board has determined in good faith after consultation with ironSource’s outside legal counsel and financial advisers that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the ironSource board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware law); provided that:

•
prior to ironSource taking any such action, ironSource will provide Unity with four business days’ prior written notice advising Unity that the ironSource board intends to effect a ironSource Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four business day period, ironSource will cause its representatives (including its executive officers) to negotiate in good faith (to the extent Unity desires to negotiate) any proposal by Unity to amend the terms and conditions of the merger agreement in a manner that would obviate the need to effect a ironSource Change of Recommendation and at the end of such four business day period the ironSource board again makes the determination to make such ironSource Change of Recommendation (after in good faith taking into account any amendments proposed by ironSource); or

○
make an ironSource Change of Recommendation and cause ironSource to terminate the merger agreement in order to enter into an acquisition agreement providing for an unsolicited ironSource Acquisition Proposal received after the date of the merger agreement (which did not result from a breach of the merger agreement and such ironSource Acquisition Proposal is not withdrawn) if the ironSource board determines in good faith after consultation with ironSource’s outside legal counsel and financial advisers that such ironSource Acquisition Proposal constitutes an ironSource Superior Proposal, but only if the ironSource board has determined in good faith after consultation with ironSource’s outside legal counsel and financial advisers that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the ironSource board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware law); provided that:
•
prior to ironSource taking any such action, ironSource will provide Unity with four business days’ prior written notice advising Unity that the ironSource board intends to take such action and specifying the material terms and conditions of the ironSource Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four business day period, ironSource will cause its representatives (including its executive officers) to negotiate in good faith (to the extent Unity desires to negotiate) any proposal by Unity to amend the terms and conditions of the merger agreement such that such ironSource Acquisition Proposal would no longer constitute a ironSource Superior Proposal and at the end of such four business day period the ironSource board again makes such ironSource Change of Recommendation (after in good faith taking into account the amendments proposed by Unity).

No Solicitation by Unity
Unity has agreed that, between the date of the merger agreement and the earlier of the effective time or the date, if any, on which the merger agreement is validly terminated, Unity will not, and will cause its controlled affiliates and its and their respective directors, officers and employees not to, and will instruct its and its controlled affiliates’ respective other representatives not to, directly or indirectly:
•
solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a Unity Acquisition Proposal ((as such term is defined in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Definitions of Competing Proposals” beginning on page 146)) (subject to certain exceptions contained in the merger agreement);

•
participate in any negotiations regarding, or furnish to any person any non-public information relating to, Unity or any Unity subsidiary in connection with an actual or potential Unity Acquisition Proposal;

•	adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Unity Acquisition Proposal;
•
withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to ironSource, the recommendation of the Unity board that Unity stockholders provide the Unity stockholder approval;

•
if a Unity Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Unity Acquisition Proposal within ten business days after the public disclosure of such Unity Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to ironSource, such rejection of such Unity Acquisition Proposal) and reaffirm the recommendation of the Unity board that Unity stockholders provide the Unity stockholder approval within such ten business day period (or, if earlier, by the second business day prior to the Unity special meeting);

•	fail to include the recommendation of the Unity board that stockholders provide the Unity stockholder approval in this joint proxy statement/prospectus;
•
approve, or authorize, or cause Unity or any Unity subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principal, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any Unity Acquisition Proposal (other than certain acceptable confidentiality agreements described in the merger agreement);

•
call or convene a general meeting of the stockholders of Unity to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the transactions contemplated by the merger agreement; or

•	resolve or agree to do any of the foregoing (any act described in the third through ninth bullets above is referred to as a “Unity Change of Recommendation”).
Exceptions to No Solicitation by Unity
•
Notwithstanding the limitations contained in the merger agreement, prior to the Unity stockholder approval being obtained (in each case, subject to certain limitations contained in the merger agreement):

•
if Unity receives an unsolicited, bona fide, written Unity Acquisition Proposal that did not result from a breach of the merger agreement, which the Unity board determines in good faith after consultation with Unity’s outside legal counsel and financial advisers (i) constitutes a Unity Superior Proposal (as such term is defined in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Definitions of Competing Proposals”) or (ii) would reasonably be expected to result in a Unity Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware law, then Unity may take the following actions:

○
furnish nonpublic information with respect to Unity and its subsidiaries to the person making such Unity Acquisition Proposal (subject to certain confidentiality provisions described in the merger agreement); and

○	engage in discussions or negotiations with such person with respect to such Unity Acquisition Proposal.
•	the Unity board may (in each case, subject to certain limitations and notice requirements contained in the merger agreement):
○
make a Unity Change of Recommendation in response to certain intervening material events described in the merger agreement if the Unity board has determined in good faith after consultation with Unity’s outside legal counsel and financial advisers that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware law; provided that:

•
prior to Unity taking any such action, Unity will provide ironSource with four business days’ prior written notice advising ironSource that the Unity board intends to effect a Unity Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four business day period, Unity will cause its representatives (including its executive officers) to negotiate in good faith (to the extent ironSource desires to negotiate) any proposal by ironSource to amend the terms and conditions of the merger agreement in a manner that would obviate the need to effect a Unity Change of Recommendation and at the end of such four business day period the Unity board again makes the determination to make such Unity Change of Recommendation (after in good faith taking into account any amendments proposed by ironSource); or

○
make a Unity Change of Recommendation and cause Unity to terminate the merger agreement in order to enter into a Unity acquisition agreement providing for an unsolicited Unity Acquisition Proposal received after the date of the merger agreement (which did not result from a breach of the merger agreement and such Unity Acquisition Proposal is not withdrawn) if the Unity board determines in good faith after consultation with Unity’s outside legal counsel and financial advisers that such Unity Acquisition Proposal constitutes a Unity Superior Proposal, but only if the Unity board has determined in good faith after consultation with Unity’s outside legal counsel and financial advisers that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware law; provided that:

•	prior to Unity taking any such action, Unity will provide ironSource with four business days’ prior written notice advising ironSource that the Unity board intends to take such action and specifying the material terms and conditions of the Unity Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four business day period, Unity will cause its representatives (including its executive officers) to negotiate in good faith (to the extent ironSource desires to negotiate) any proposal by ironSource to amend the terms and conditions of the merger agreement such that such Unity Acquisition Proposal would no longer constitute a Unity Superior Proposal and at the end of such four business day period the Unity board again makes such Unity Change of Recommendation (after in good faith taking into account the amendments proposed by ironSource).
Termination of the Merger Agreement (page 156)
The merger agreement may be terminated and the merger and the other transactions contemplated thereby may be abandoned at any time before the closing by mutual written consent of Unity and ironSource and as follows (with any termination by Unity also being an effective termination by Merger Sub):
•	By mutual written consent of ironSource and Unity.
•	By either ironSource or Unity:
○
if a governmental entity of competent jurisdiction issues a final, nonappealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement; or

○	if the closing has not occurred on or before the Outside Date (as defined in the merger agreement), subject to certain exceptions described in the merger agreement; or
○
if the required ironSource shareholder approval or the Unity stockholder approvals are not obtained at the ironSource special general meeting of shareholders or the Unity special meeting of stockholders, respectively; or

•	By ironSource:
○
in the event that (A) Unity and/or Merger Sub breaches, fails to perform or violates their respective covenants or agreements under the merger agreement or (B) any of the representations and warranties of Unity or Merger Sub set forth in the merger agreement becomes inaccurate, in either case subject to certain exceptions and qualifications described in the merger agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Unity or Merger Sub, as applicable, before the date set forth in the merger agreement, provided that ironSource will not have the right to terminate the merger agreement if ironSource is then in breach of any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would give rise to the failure of certain closing conditions set forth in the merger agreement; or

○
if (i) prior to obtaining approval of the Unity issuance proposal, the Unity board effects a Unity Change of Recommendation, or (ii) Unity has materially breached the section of the merger agreement describe under “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by Unity”; or

○
prior to obtaining approval of the ironSource merger proposal, effect an ironSource Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a ironSource Superior Proposal; provided that (x) ironSource has complied in all material respects with the terms of the section of the merger agreement described under “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by ironSource” and (y) substantially concurrently with or prior to (and as a condition to) the termination of the merger agreement, ironSource pays to Unity the ironSource Termination Fee described below under “The Merger Agreement—Termination—Termination Fees”; or

•	By Unity:
○	in the event that (A) ironSource breaches, fails to perform or violates its covenants or agreements under the merger agreement or (B) any of the representations and warranties of ironSource set forth in the merger agreement become inaccurate, in either case subject to certain exceptions and qualifications described in the merger agreement, and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside date, or if capable of being cured by the Outside Date, is not cured by ironSource before the date set forth in the merger agreement, provided that Unity will not have the right to terminate the merger agreement if Unity or Merger Sub, as applicable, is then in breach of any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would give rise to the failure of certain closing conditions set forth in the merger agreement; or
○
if (i) prior to obtaining approval of the ironSource merger proposal, the ironSource board effects an ironSource Change of Recommendation, or (ii) ironSource has materially breached the section of the merger agreement describe under “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by ironSource”; or

○
prior to obtaining approval of the Unity issuance proposal, effect a Unity Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a Unity Superior Proposal; provided that (x) Unity has complied in all material respects with the terms of the section of the merger agreement describe under “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by Unity” and (y) substantially concurrently with or prior to (and as a condition to) the termination of the merger agreement, Unity pays to ironSource the Unity Termination Fee described below under “The Merger Agreement t—Termination Fees”.

Termination Fee and Expenses (page 158)
Termination Fees Payable by Unity
If the merger agreement is terminated under specified circumstances, including because the Unity board changes its recommendation regarding the Unity issuance proposal, Unity may be required to pay ironSource a termination fee of $150.0 million.
Termination Fees Payable by ironSource
If the merger agreement is terminated under specified circumstances, including because the ironSource board changes its recommendation regarding the ironSource merger proposal, ironSource may be required to pay Unity a termination fee of $150.0 million.
Expenses
If the merger agreement is terminated because of a failure of ironSource’s shareholders or Unity’s stockholders, as applicable, to adopt and approve the proposals required to complete the merger, ironSource and Unity, as applicable, may be required to reimburse the other party for its actual transaction expenses in an amount not to exceed $20.0 million, provided that any payment of the ironSource or Unity transaction expenses shall not affect ironSource’s or Unity’s right, as the case may be, to receive any termination fee otherwise due pursuant to the merger agreement, but will reduce, on a dollar-for-dollar basis.
Appraisal Rights (page 134)
Appraisal rights, which are also sometimes known as dissenters’ rights, are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined immediately prior to the effective time of the merger in cash, instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under Delaware law, Unity stockholders are not entitled to appraisal rights in connection with the merger or the issuance of shares of Unity common stock as contemplated by the merger agreement.
Under Israeli law, holders of ironSource ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Material U.S. Federal Income Tax Consequences of the Merger (page 162)
The parties intend the merger to qualify as a “reorganization” under of Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. Assuming the merger so qualifies, and subject to the discussion under “Material U.S. Federal Income Tax Considerations,” a U.S. Holder (as defined on page 162) generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of ironSource ordinary shares for shares of Unity common stock pursuant to the merger. If the merger does not qualify as such a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, the receipt of Unity common stock in exchange for ironSource ordinary shares in the merger would generally constitute a taxable exchange for U.S. federal income tax purposes and the corresponding tax consequences of the merger could materially differ from those described herein.
Neither Unity nor ironSource has sought, nor do they intend to seek, nor is the closing of the merger conditioned on the receipt of, any ruling from the IRS or any opinion of counsel with respect to the qualification of the merger as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Furthermore, neither Unity nor ironSource or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the merger, including whether the merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. For a more complete description of the U.S. federal income tax consequences of the merger, see “Material U.S. Federal Income Tax Considerations” beginning on page 162.
Material Israeli Tax Consequences of the Merger (page 169)
Generally, the exchange of ironSource ordinary shares for the merger consideration would be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders of ironSource. However, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, ironSource, with the assistance of Unity, has submitted an application for a ruling from the ITA confirming that (i) the exchange of ironSource ordinary shares for the merger consideration as a tax free reorganization pursuant to Section 103K of the ITO, and (ii) as such, no withholding is required, all subject to the conditions to be detailed in such ruling. Obtaining the 103K tax ruling is a closing condition to the consummation of the merger.
This joint proxy statement/prospectus contains a discussion of the material Israeli income tax consequences of the merger and the ownership and disposition of Unity common stock received in the merger. This discussion does not address any non-Israel tax consequences. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the merger and of the ownership and disposition of Unity common stock received in the merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.
Accounting Treatment of the Merger (page 126)
Unity and ironSource prepare their respective financial statements in accordance with accounting principles generally accepted in the United States (which we refer to as “GAAP”). The accounting guidance for business combinations requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Unity will be treated as the acquirer for accounting purposes.
Comparison of Rights of Stockholders of Unity and Shareholders of ironSource (page 191)
The rights of ironSource shareholders who receive shares of Unity common stock in the merger will be governed by the amended and restated certificate of incorporation of Unity (which we refer to as the “Unity charter”), and the amended and restated bylaws of Unity (which we refer to as the “Unity bylaws”), which are both governed by Delaware law, rather than by the amended and restated articles of association of ironSource (which we refer to as the “ironSource articles of association”), which are governed by Israeli law. As a result, ironSource shareholders will have different rights once they become Unity stockholders due to the differences in the organizational documents of ironSource and Unity and the differences between Israeli and Delaware law. The key differences are described in the section titled “Comparison of Rights of Stockholders of Unity and Shareholders of ironSource” beginning on page 191.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined financial data was prepared using the acquisition method of accounting with Unity as the accounting acquirer. The selected unaudited pro forma condensed combined balance sheet data assumes the merger of Unity and ironSource took place on March 31, 2022. The selected unaudited pro forma condensed combined statements of operations data assumes the merger of Unity and ironSource took place on January 1, 2021.
The following selected unaudited pro forma condensed combined financial data is for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity during these periods. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section titled “Risk Factors.” The following selected unaudited pro forma condensed combined financial data should be read in conjunction with the sections titled “The Merger Agreement” and “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this joint proxy statement/prospectus.
Selected Unaudited Pro Forma Condensed Combined Statement of Operations Data (In thousands, except per share amounts)	Three months ended March 31, 2022	Year ended December 31, 2021
Revenue	509,860	1,660,432
Net loss	(186,118)	(673,574)
Net loss per share attributable to common stockholders:
Basic	(0.46)	(1.71)
Diluted	(0.46)	(1.71)
Selected Unaudited Pro Forma Condensed Combined Balance Sheet Data (in thousands)	As of March 31, 2022
Total assets	9,638,648
Total liabilities	3,199,171
Total stockholder’s equity	6,439,477

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA AND
PER SHARE FINANCIAL INFORMATION
The following tables summarize selected per share data for (i) Unity and ironSource for the three months ended March 31, 2022, in each case, on an unaudited historical basis, and audited historical financial information of Unity and ironSource for the year ended December 31, 2021, (ii) Unity for the three month ended March 31, 2022 and the year ended December 31, 2021 on an unaudited pro forma combined basis giving effect to the merger using the acquisition method of accounting and (iii) ironSource for the three months ended March, 31 2022 and the year ended December 31, 2021 on an unaudited pro forma equivalent basis based on the exchange ratio of 0.1089 of a share of Unity common stock per share for ironSource ordinary shares.
The following table reflects historical information about basic and diluted net income per share attributable to common stockholders for the three months ended March 31, 2022 and the year ended December 31, 2021, in the case of Unity and ironSource, and the book value per Unity common share and ironSource ordinary share as of March 31, 2022 in the case of Unity and ironSource, in each case, on a historical basis, and for the combined company on an unaudited pro forma condensed combined basis after giving effect to the merger. The pro forma data of the combined company assumes the merger was completed on January 1, 2021 and was derived by combining the historical consolidated financial information of Unity and ironSource. For a discussion of the assumptions and adjustments made in preparing the unaudited pro forma combined financial information presented in this document, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”
The unaudited pro forma per share data below is presented for illustrative purposes only. The pro forma adjustments to the statement of operations data are based on the assumption that the merger was completed on January 1, 2021, and the pro forma adjustments to the balance sheet data are based on the assumption that the merger was completed on March 31, 2022.
Either company’s actual historical financial condition and results of operations may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical financial condition and results of operations that would have actually been achieved or of the future results of Unity after the completion of the merger.
You should read the information below together with the historical consolidated financial statements and related notes of Unity and ironSource as of and for the applicable periods, which have been incorporated by reference into this proxy statement/prospectus, along with the information in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” and related notes included in this joint proxy statement/prospectus.
	Unity		ironSource
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent(1)
Net Income (loss) per share
Basic
Three months ended March 31, 2022	(0.60)	(0.46)	0.01	(0.05)
The year ended December 31, 2021	(1.89)	(1.71)	0.07	(0.18)
Diluted
Three months ended March 31, 2022	(0.60)	(0.46)	0.01	(0.05)
The year ended December 31, 2021	(1.89)	(1.71)	0.06	(0.18)
Book Value per Share
As of March 31, 2022	8.03	15.87	1.12	1.73
(1)	The pro forma equivalent per share information of ironSource is calculated by multiplying the pro forma combined per share information of Unity by the exchange ratio of 0.1089.

COMPARATIVE MARKET PRICES AND DIVIDEND INFORMATION
Unity’s common stock trades on the NYSE under the symbol “U.” ironSource’s Class A ordinary shares are listed on the NYSE under the symbol “IS.” The table below sets forth the closing prices per share of Unity common stock as reported on the NYSE and ironSource Class A ordinary shares as reported on the NYSE, in each case as of (i) July 12, 2022, the last full trading day before the boards of directors of Unity and ironSource approved the execution of the merger agreement by Unity and ironSource, and (ii) July 25, 2022, the latest practicable trading day before the date of this joint proxy statement/prospectus. The ironSource pro forma equivalent closing share price is equal to the closing price of a share of Unity common stock on each such date multiplied by 0.1089, which is the exchange ratio rounded up or down to the nearest cent.
	Unity Common Stock	ironSource Class A Ordinary Shares	ironSource Pro Forma Equivalent
July 12, 2022	$39.76	$2.23	$4.33
July 25, 2022	$35.54	$3.67	$3.87
The market price of Unity common stock and ironSource Class A ordinary shares will fluctuate between the date of this joint proxy statement/prospectus and the effective time of the merger.
Following the transaction, Unity common stock will continue to be listed on the NYSE and, until the completion of the merger, ironSource Class A ordinary shares will continue to be listed on the NYSE.
As of    , 2022, the record date for the Unity annual meeting, there were approximately    holders of record of Unity common stock.
As of    , 2022, the record date for the ironSource special general meeting, there were approximately    holders of record of ironSource Class A ordinary shares and    holders of record of ironSource Class B ordinary shares.
Dividends
Unity has never declared or paid any cash dividends on Unity common stock and does not anticipate paying cash dividends on Unity common stock for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
ironSource does not anticipate paying cash dividends on ironSource ordinary shares for the foreseeable future. Notwithstanding the foregoing, any determination to pay cash dividends subsequent to the merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 59, ironSource shareholders should carefully consider the following risks before deciding how to vote with respect to the ironSource merger proposal to be considered and voted on at the ironSource special general meeting, and Unity stockholders should carefully consider the following risks before deciding how to vote with respect to the Unity issuance proposal and the adjournment proposal to be considered and voted on at the Unity special meeting. In addition, ironSource shareholders and Unity stockholders should also read and consider the risks associated with each of the businesses of ironSource and Unity because these risks will also affect the combined company. These risks can be found in ironSource’s Annual Report on Form 20-F for the year ended December 31, 2021 and its subsequent Current Reports on Form 6-K and other documents it files with the SEC and in Unity’s Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and other documents it files with the SEC, in each case incorporated by reference into this joint proxy statement/prospectus. ironSource shareholders and Unity stockholders should also read and consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 204 and 205, respectively.
Risk Factors Relating to the Merger
The merger consideration is fixed and will not be adjusted. Because the market price of Unity common stock may fluctuate, ironSource shareholders cannot be sure of the market value of the stock consideration they will receive in exchange for their ironSource ordinary shares in connection with the transactions.
In connection with the merger, each ironSource ordinary share issued and outstanding immediately prior to the effective time of the merger (subject to certain exceptions set forth in the merger agreement) will be converted into the right to receive 0.1089 of a share of Unity common stock, rounded up or down to the nearest whole share for any fractional shares of Unity common stock resulting from the calculation and subject to the withholding of any applicable taxes. Accordingly, the market value of the stock consideration that ironSource shareholders will receive will vary based on the price of Unity common stock at the time ironSource shareholders receive the merger consideration. The market price of Unity common stock may decline after the date of this joint proxy/prospectus, after ironSource shareholders exchange their shares and/or after the closing of the merger.
A decline in the market price of Unity common stock could result from a variety of factors beyond Unity’s control, including, among other things, the possibility that Unity may not achieve the expected benefits of the merger with ironSource as rapidly or to the extent anticipated, ironSource’s business may not perform as anticipated following the closing of the merger, the effect of Unity’s merger with ironSource on Unity’s financial results may not meet the expectations of Unity, financial analysts or investors, or the addition and integration of ironSource’s business may be unsuccessful, may take longer or be more disruptive than anticipated, as well as numerous factors affecting Unity and its businesses that are unrelated to ironSource.
If the merger is completed, there will be a lapse of time between each of the date of this joint proxy statement/prospectus, the date on which ironSource shareholders vote to approve the ironSource merger proposal at the ironSource special general meeting, and the date on which ironSource shareholders entitled to receive the merger consideration actually receive the merger consideration. The market value of shares of Unity common stock may decline during and after these periods as a result of a variety of factors and, consequently, at the time that ironSource shareholders must decide whether to approve the ironSource merger proposal they will not know the actual market value of the merger consideration they will receive when the merger is completed. The actual value of the merger consideration received by ironSource shareholders at the completion of the merger will depend on the market value of the shares of Unity common stock at the time of the completion of the merger.
You are urged to obtain current market quotations for ironSource ordinary shares and for shares of Unity common stock in determining whether to vote in favor of the Unity issuance proposal, in the case of Unity stockholders, or the ironSource merger proposal, in the case of ironSource shareholders.

If the merger is completed, ironSource shareholders will receive Unity shares as the merger consideration and will accordingly become Unity stockholders. Unity common stock may be affected by different factors than those that affect ironSource ordinary shares, and Unity stockholders will have different rights than ironSource shareholders.
Upon consummation of the transactions, ironSource shareholders will receive Unity shares as the merger consideration and will accordingly become Unity stockholders. Unity’s business differs from that of ironSource, and Unity’s results of operations and stock price may be adversely affected by factors different from those that would affect ironSource’s results of operations and share price. Following the completion of the merger, ironSource will be part of a larger company and, as a result, decisions affecting ironSource may be made in respect of the larger combined business as a whole rather than the ironSource business individually. For a discussion of the businesses of Unity and ironSource and of some important factors to consider in connection with those businesses, see the section titled “Information About the Companies” and the documents incorporated by reference in the section titled “Where You Can Find More Information,” including, in particular, in the sections titled “Risk Factors” in each of Unity’s and ironSource’s Annual Report on Form 10-K and Form 20-F, respectively, for the year ended December 31, 2021 and Unity’s subsequently filed Quarterly Reports on Form 10-Q and ironSource’s subsequently filed Reports of Foreign Private Issuer on Form 6-K and any other SEC documents they may file.
In addition, holders of shares of Unity common stock will have rights as Unity stockholders that differ from the rights they had as ironSource shareholders before the transactions. For a comparison of the rights of Unity stockholders to the rights of ironSource shareholders, see the section titled “Comparison of Rights of Stockholders of Unity and Shareholders of ironSource.”
ironSource shareholders will be forfeiting all rights with respect to their ironSource ordinary shares other than the right to receive the merger consideration, including the right to participate directly in any earnings or future growth of ironSource.
If the merger is completed, ironSource shareholders will cease to have any equity interest in ironSource and will not participate in ironSource’s earnings or any future growth, except indirectly through ownership of Unity common stock received as part of the merger consideration.
Certain of Unity’s and ironSource’s directors and officers potentially have interests in the transaction that differ from, or are in addition to, the interests of Unity stockholders and ironSource shareholders generally.
You should be aware that some of the officers and directors of Unity and ironSource may be deemed to have interests in the merger that are different from, or in addition to, your interests as a Unity stockholder or an ironSource shareholder. These interests may include, among others, new employment terms that certain officers of ironSource are expected to agree with Unity with respect to their employment after the merger, the expected appointment of the Chief Executive Officer of ironSource to serve as a director of Unity, certain agreements governing a potential private investment in Unity common stock by affiliates of certain directors of Unity, certain agreements that certain executive officers have entered into with Unity that provide for grants of Unity equity awards following the first effective time and certain indemnification obligations. For additional information, see the sections entitled “The Merger—Interests of Unity’s Directors and Executive Officers in the Merger” and “The Merger—Interests of ironSource’s Directors and Executive Officers in the Merger” and “The Merger Agreement—Employee Matters.”
As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, ironSource directors, executive officers, and their respective affiliates, as a group, beneficially owned approximately 20.4% of the issued and outstanding ironSource Class A ordinary shares, approximately 36.5% of the issued and outstanding ironSource Class B ordinary shares, and approximately 32.0% of the issued and outstanding voting right of the combined ironSource Class A ordinary shares and Class B ordinary shares.
Certain shareholders of Unity and ironSource have entered into voting agreements with Unity and ironSource, as applicable, to vote in favor of certain proposals.
Concurrently with the execution of the merger agreement, certain ironSource shareholders entered into the ironSource Voting Agreements. Pursuant to the ironSource Voting Agreements each ironSource shareholder has agreed, among other things, to vote or cause to be voted certain issued and outstanding ironSource ordinary shares beneficially owned and specified in such agreements by them at every meeting of those respective ironSource shareholders during the term of the ironSource Voting Agreements (i) in favor of: (A) the consummation of the transactions contemplated by the merger agreement, including the merger, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement, and (C) any other transaction contemplated by the merger agreement or other matters that would reasonably be expected to facilitate the merger, including any proposal to adjourn or postpone any meeting of the ironSource shareholders to a later date if there are not sufficient votes to approve the adoption of the merger agreement; and (ii) against: (A) certain alternative business combination transactions described in the merger agreement; (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of ironSource as set forth in the merger agreement or of the ironSource shareholders as set forth in the ironSource Voting Agreements; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the ironSource Voting Agreements or the merger agreement. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the ironSource ordinary shares that are subject to the ironSource Voting Agreements consist of approximately 38% of the issued and outstanding ironSource Class A ordinary shares, approximately 35% of the issued and outstanding ironSource Class B ordinary shares and approximately 36% of the issued and outstanding voting right of the combined ironSource Class A ordinary shares and Class B ordinary shares. For more information, see the section titled “Voting Agreements—ironSource Voting Agreements” and Annex D to this joint proxy statement/prospectus.
In addition, concurrently with the execution of the merger agreement, certain Unity stockholders entered into the Unity Voting Agreement. Pursuant to the Unity Voting Agreement, such Unity stockholders have agreed, among other things, to vote or cause to be voted any issued and outstanding shares of Unity common stock beneficially owned by such stockholders, or that may otherwise become beneficially owned by them at every meeting of Unity stockholders during the term of the Unity Voting Agreement (i) in favor of: (A) the consummation of the transactions contemplated by the merger agreement, including the issuance of shares of Unity common stock, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement, (C) any other transaction contemplated by the merger agreement, and (D) any proposal to adjourn or postpone any meeting of the Unity stockholders to a later date if there are not sufficient votes to approve the proposals necessary to consummate the transactions contemplated by the merger agreement; and (ii) against: (A) certain alternative business combination transactions described in the merger agreement; (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Unity as set forth in the merger agreement or of the Unity stockholders as set forth in the Unity Voting Agreement; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the Unity Voting Agreement or the merger agreement. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the Unity stockholders subject to the Unity Voting Agreement beneficially owned approximately 29% of the issued and outstanding shares of Unity common stock. For more information, see the section titled “The Voting Agreements—Unity Voting Agreement” and Annex E to this joint proxy statement/prospectus.
ironSource and existing Unity stockholders will have a reduced ownership and voting interest in the combined company as compared to their existing ownership and voting interest in ironSource and Unity, respectively, and will exercise less influence over management of the combined company.
Currently, ironSource shareholders have the right to vote in the election of the ironSource board and the power to approve or reject any matters requiring shareholder approval under Israeli law and the ironSource articles of association. Upon completion of the merger, each ironSource shareholder who receives shares of Unity common stock in the merger will become a stockholder of Unity with a percentage ownership of Unity that is smaller than such ironSource shareholder’s current percentage ownership of ironSource. Based on the number of shares of Unity common stock and ironSource ordinary shares outstanding as of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, it is expected that Unity will issue approximately 111.4 million shares of Unity common stock in the merger, after which current Unity stockholders would own approximately 72.8% of the outstanding shares of Unity common stock and former ironSource shareholders would own approximately 27.2% of the outstanding shares of Unity common stock. At closing of the merger, on a fully diluted basis, current Unity stockholders are expected to own approximately 73.5% of the outstanding shares of Unity common stock and former ironSource shareholders are expected to own approximately 26.5% of the outstanding shares of Unity common stock.
Consequently, even if all former ironSource shareholders voted together on all matters presented to Unity stockholders from time to time, the former ironSource shareholders would exercise significantly less influence over Unity after the completion of the merger relative to their influence over ironSource prior to the completion of the merger, and thus would have a less significant impact on the approval or rejection of future Unity proposals submitted to a stockholder vote. In addition, existing Unity stockholders, as a general matter, are expected to exercise less influence over Unity after the completion of the merger relative to their influence over Unity prior to the completion of the merger.
The merger will result in changes to the Unity board and management that may affect the strategy of the combined company as compared to that of Unity and ironSource independently.
If the parties complete the merger, the composition of the Unity board and management team will change from the current board of directors and management teams of Unity. Upon completion of the merger, the Unity board will consist of thirteen members, with the current Chief Executive Officer of ironSource and two directors from the current ironSource board and ten directors from the current Unity board. The new composition of the Unity board and the management team may affect the business strategy and operating decisions of the combined company upon the completion of the merger. See “The Merger Agreement—Organizational Documents; Directors and Officers.”
Unity and ironSource will incur significant transaction and merger-related costs in connection with the merger, which may be in excess of those anticipated by Unity or ironSource.
Each of Unity and ironSource has incurred and expects to continue to incur a number of non-recurring costs associated with negotiating and completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of these non-recurring expenses will consist of transaction costs related to the merger and include, among other things, employee retention costs, fees paid to financial, legal and accounting advisors, regulatory fees, exchange fees, exchange/transfer agent fees, severance and benefit costs, proxy solicitation costs and filing fees.
Unity and ironSource will also incur transaction fees and costs and restructuring costs during and/or following the completion of the merger related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the merger and the integration of ironSource’s business, which give rise to related costs. Unity and ironSource will continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the merger and the integration of the two companies’ businesses. While Unity has assumed that certain integration and implementation expenses would be incurred in connection with the merger and the other transactions contemplated by the merger agreement, there are many factors beyond Unity’s control that could affect the total amount or the timing of those expenses. Although Unity and ironSource each expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Unity and ironSource to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. For additional information, see the risk factor entitled “The integration of ironSource into Unity may not be as successful as anticipated” below. The costs described above, as well as other unanticipated costs and expenses are difficult to estimate and could have a material adverse effect on the financial condition and operating results of Unity following the completion of the merger. Many of these costs will be borne by Unity and/or ironSource even if the merger is not completed.
Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the transactions could adversely affect each of Unity and ironSource’s business, regardless of whether the merger is completed.

The merger is subject to the receipt of approvals, consents or clearances from regulatory authorities that may impose conditions that could have an adverse effect on Unity or ironSource or, if not obtained, could prevent completion of the transactions.
Completion of the merger is conditioned upon the receipt of certain U.S. and Israeli governmental approvals. Although each party has agreed to use its respective reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained and that the other conditions to completing the merger will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger or other agreements to be entered into in connection with the merger agreement. Under the terms of the merger agreement, Unity and ironSource are not required to litigate or consent to any agreement or understanding to divest, change or otherwise dispose of any Unity assets or portion of Unity’s business, or impose any restriction on the operation of their respective business. Unity and ironSource cannot provide any assurance that these approvals will be obtained or that there will not be any adverse consequences to Unity’s or ironSource’s business resulting from the failure to obtain these governmental approvals or from conditions that could be imposed in connection with obtaining these governmental approvals.
Completion of the merger is also conditioned upon the authorization for listing of the Unity common stock to be issued in connection with the merger on the NYSE. Although Unity has agreed to use its reasonable best efforts to obtain the requisite stock exchange approval, there can be no assurance that such approval will be obtained and that the other conditions to completing the merger will be satisfied.
Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the transaction or of imposing additional costs or limitations on the combined company following completion of the merger, any of which may have an adverse effect on the combined company and may diminish the anticipated benefits of the merger. For additional information about the regulatory approvals process, see “The Merger—Regulatory Approvals Required for the Merger.”
Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the merger.
The merger is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part registering the issuance of shares of Unity common stock to ironSource shareholders in connection with the merger and the absence of any stop order or proceedings by the SEC with respect thereto; obtaining the requisite approvals of Unity stockholders and ironSource shareholders in connection with the merger; the expiration or earlier termination of any applicable waiting period (and any extension thereof) under the HSR Act and the Companies Law and other requisite regulatory approvals obtained or terminated, as applicable; approval for listing on the NYSE of the shares of Unity common stock to be issued in connection with the merger; obtaining either a no-action letter from the ISA or a dual listing permit for a registration statement with respect to the dual listing of Unity common stock on the TASE; obtaining the 103K tax ruling under the ITO; and the absence of governmental restraints or prohibitions preventing the consummation of the merger. The obligation of each of Unity and ironSource to complete the merger is also conditioned on, among other things, the accuracy of the representations and warranties made by the other party on the date of the merger agreement and on the closing date (subject to certain materiality and material adverse effect qualifiers), and the performance by the other party in all material respects of its obligations under the merger agreement. No assurance can be given that the required stockholder approvals and governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied. If all required consents and approvals are obtained and the required conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that Unity and ironSource expect to achieve if the merger were to be successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the merger, see the section titled “The Merger Agreement—Conditions to the Completion of the Merger.”
Unity and ironSource may waive one or more conditions set forth in the merger agreement without resoliciting the approval of Unity stockholders or ironSource shareholders.
Certain conditions to Unity’s and ironSource’s obligations to complete the merger and the other transactions contemplated by the merger agreement may be waived, in whole or in part, to the extent legally allowed, either unilaterally or by agreement of Unity and ironSource. In the event that any such waiver does not require re-solicitation of stockholders or shareholders, as applicable, the parties will have the discretion to complete the merger and the other transactions contemplated by the merger agreement without seeking further approval of Unity stockholders or ironSource shareholders.
Lawsuits may be filed against ironSource, Unity, Merger Sub and the members of the ironSource and/or Unity board in connection with the merger in the future. An adverse ruling in any such lawsuit could result in an injunction preventing the completion of the merger and/or substantial costs to Unity and/or ironSource.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the merger agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Unity’s and ironSource’s respective liquidity and financial condition.
One of the conditions to the closing of the merger is that no injunction by any governmental entity having jurisdiction over Unity, ironSource, or Merger Sub has been entered and continues to be in effect and no law has been adopted, in either case that restrains, enjoins or otherwise prohibits the closing of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the merger from being completed within the expected time frame or at all, which may adversely affect Unity’s, ironSource’s or the combined company’s respective business, financial position and results of operations.
There can be no assurance that any of the defendants will be successful in the outcome of any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Unity’s, ironSource’s or the combined company’s business, financial condition, results of operations and cash flows.
The merger may not be completed and the merger agreement may be terminated in accordance with its terms.
The merger is subject to a number of conditions, some of which are described above, that must be satisfied or waived prior to the closing, which are described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger.” These conditions to the closing may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.
Either Unity or ironSource may choose not to proceed with the merger by terminating the merger agreement if (i) the closing has not occurred on or before the outside date defined in the merger agreement, (ii) a governmental entity issues a final, non-appealable ruling that restrains or prohibits the consummation of the merger or the related transactions or (iii) if Unity and/or ironSource does not obtain the required approval of the Condition Precedent Proposals from its stockholders and shareholders, respectively. In addition, the parties to the merger agreement may also mutually decide to terminate the merger agreement at any time. In addition, if the merger agreement is terminated under specified circumstances, including because the ironSource board changes its recommendation regarding the ironSource merger proposal, ironSource may be required to pay Unity a termination fee of $150.0 million. If the merger agreement is terminated under other specified circumstances, including because the Unity board changes its recommendation, Unity may be required to pay ironSource a termination fee of $150.0 million. Finally, Unity and/or ironSource may elect to terminate the merger agreement in certain other circumstances as further detailed in the section titled “The Merger Agreement—Termination.”
The Unity board and the ironSource board have not requested, and do not anticipate requesting, an updated opinion from their respective financial advisers reflecting changes in circumstances that may have occurred since the signing of the merger agreement.
At the meeting of the Unity board on July 12, 2022, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Unity. Jefferies delivered a written opinion, dated July 11, 2022, to the ironSource board as to the fairness, from a financial point of view and as of such date, to the holders of ironSource ordinary shares of the exchange ratio provided for in the merger pursuant to the merger agreement.

Neither the Unity board nor the ironSource board has obtained an updated opinion from their respective financial advisers as of the date of this joint proxy statement/prospectus, and the Unity board and the ironSource board have not requested, and do not anticipate requesting, an updated opinion from their respective financial advisers reflecting changes in circumstances that may have occurred since the signing of the merger agreement. As a result, neither the Unity board nor the ironSource board will receive an updated, revised or reaffirmed opinion prior to the consummation of the merger. Changes in the operations and prospects of Unity or ironSource, general market and economic conditions and other factors that may be beyond the control of Unity or ironSource, may significantly alter the value of Unity or ironSource or the prices of the shares of Unity common stock or of the ironSource Class A ordinary shares by the time the merger is completed. The opinions of Morgan Stanley and Jefferies speak as of the date each opinion was rendered, and do not speak as of the time the merger will be completed or as of any date other than the date of each such opinion. The opinions of Morgan Stanley and Jefferies do not address the fairness, from a financial point of view, of the merger consideration or the exchange ratio, as applicable, at any time other than the time each such opinion was delivered.
For a description of the opinions that Unity and ironSource received from their respective financial advisers, see the sections titled The Merger—Opinion of Unity’s Financial Adviser” and “The Merger—Opinion of ironSource’s Financial Adviser.” A copy of the opinion of Morgan Stanley, Unity’s financial adviser, and a copy of the opinion of Jefferies, ironSource’s financial adviser, are attached as Annex B and Annex C to this proxy statement/prospectus, respectively, and are incorporated by reference herein in their entirety.
After the merger, ironSource shareholders will have a significantly lower ownership and voting interest in Unity than they currently have in ironSource, and will exercise less influence over management.
Based on the number of shares of Unity common stock and ironSource ordinary shares outstanding as of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, it is expected that Unity will issue approximately 111.4 million shares of Unity common stock in the merger, after which current Unity stockholders would own approximately 72.8% of the outstanding shares of Unity common stock and former ironSource shareholders would own approximately 27.2% of the outstanding shares of Unity common stock. At closing of the merger, on a fully diluted basis, current Unity stockholders are expected to own approximately 73.5% of the outstanding shares of Unity common stock and former ironSource shareholders are expected to own approximately 26.5% of the outstanding shares of Unity common stock. Consequently, ironSource shareholders will have substantially less influence over the management and policies of Unity than they currently have over ironSource.
The merger agreement limits the ability of ironSource and Unity, respectively, to pursue alternatives to the merger, may discourage certain other companies from making favorable alternative transaction proposals and, in specified circumstances, could require ironSource or Unity, as applicable, to pay a termination fee.
The merger agreement contains provisions that may make it more difficult for ironSource and Unity to enter into alternative transactions. The merger agreement provides restrictions, subject to certain exceptions relating to the exercise of fiduciary duties by the ironSource and/or Unity boards, respectively, with respect to ironSource’s and Unity’s ability to solicit, initiate or knowingly encourage or facilitate or participate in any negotiates regarding a proposal or inquiry that could reasonably be expected to lead to a proposal to acquire 15% or more of the respective assets or capital stock of ironSource or Unity, as applicable, or any merger, consolidation, share exchange, joint venture, recapitalization, reorganization or similar transaction in which the security holders of Unity or ironSource, as applicable hold less than 85% of the equity interests in the surviving company following such transaction. The merger agreement further provides that under specified circumstances, including after a change of recommendation by the Unity and/or ironSource board, as applicable, and a subsequent termination of the merger agreement by the other party in accordance with its terms, the terminating party may be required to pay a termination fee. For additional information, see the sections entitled “The Merger Agreement—No Solicitation; Changes of Recommendation” and “The Merger Agreement—Termination.”
Until the completion of the merger or the termination of the merger agreement pursuant to its terms, Unity and ironSource are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Unity, ironSource and/or their respective security holders.
From and after the date of the merger agreement and prior to the completion of the merger or the termination of the merger agreement pursuant to its terms, the merger agreement restricts Unity and ironSource from taking specified actions without the consent of the other party and requires that the business of ironSource and its subsidiaries be conducted in the ordinary course. These restrictions may prevent Unity or ironSource, as applicable, from taking actions during the pendency of the merger that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the merger could be exacerbated by any delays in the completion of the merger or termination of the merger agreement. See the section titled “The Merger Agreement—Interim Operations of ironSource and Unity Pending the Merger.”
Failure to complete the merger could negatively impact the price of shares of Unity common stock and the price of ironSource ordinary shares, as well as Unity’s and ironSource’s respective future businesses and financial results.
The merger agreement contains a number of conditions that must be satisfied or waived prior to the completion of the merger, which are described in the section titled “The Merger Agreement—Conditions to the Completion of the Merger.” There can be no assurance that all of the conditions to the merger will be so satisfied or waived. If these conditions are not satisfied or waived, Unity and ironSource will be unable to complete the merger.
If the merger is not completed for any reason, Unity’s and ironSource’s respective businesses and financial results may be adversely affected, including as follows:
•	Unity and ironSource may experience negative reactions from the financial markets, including negative impacts on the market price of Unity common stock and ironSource ordinary shares;
•
the manner in which industry contacts, business partners and other third parties perceive Unity and ironSource may be negatively impacted, which in turn could affect Unity’s and ironSource’s marketing operations or their ability to compete for new business or obtain renewals in the marketplace more broadly;

•
Unity and ironSource will be required to pay their respective costs relating to the merger, such as financial advisory, legal, accounting costs and associated fees and expenses, whether or not the merger is completed;

•
there may be disruptions to each company’s respective business resulting from the announcement and pendency of the merger, and any adverse changes in their relationships with their respective customers, partners, suppliers, other business partners and employees may continue or intensify; and

•
Unity and ironSource will have expended time and resources that could otherwise have been spent on Unity’s and ironSource’s existing businesses and the pursuit of other opportunities that could have been beneficial to each company.

In addition to the above risks, if the merger agreement is terminated and either party’s board of directors seeks an alternative transaction, such party’s stockholders or shareholders, as applicable, cannot be certain that such party will be able to find a party willing to engage in a transaction on more attractive terms than the merger.
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the merger.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of the professionals currently employed by Unity and ironSource. It is possible that these employees may decide not to remain with Unity or ironSource, as applicable, while the merger is pending, or with the combined company. If key employees of either company terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Unity and ironSource to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Unity and ironSource may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. Moreover, there could be disruptions to or distractions for the workforce and management, including disruptions associated with integrating employees into the combined company. No assurance can be given that the combined company will be able to attract or retain key employees of Unity and ironSource to the same extent that those companies have been able to attract or retain their own employees in the past.

The merger, and uncertainty regarding the merger, may cause customers, partners, or suppliers to delay or defer decisions concerning Unity or ironSource and adversely affect each company’s ability to effectively manage its respective business, which could adversely affect each company’s business, operating results and financial position and, following the completion of the merger, the combined company’s.
The merger will happen only if the stated conditions are met, including the approval of the Unity issuance proposal, the approval of the ironSource merger proposal and the receipt of required regulatory approvals, among other conditions. Many of the conditions are beyond the control of Unity and ironSource, and both parties also have certain rights to terminate the merger agreement. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause existing or prospective customers, partners, or suppliers to:
•	delay, defer, or cease purchasing products or services from, providing products or services to, Unity, ironSource or the combined company;
•
delay or defer other decisions concerning Unity, ironSource or the combined company, including entering into contracts with Unity or ironSource or making other decisions concerning Unity or ironSource or seek to change or cancel existing business relationships with Unity or ironSource; or

•	otherwise seek to change the terms on which they do business with Unity, ironSource or the combined company.
Any such disruptions, such as delays or deferrals of those decisions or changes in existing agreements could adversely affect the respective business, operating results and financial position of Unity and ironSource, whether or not the merger is ultimately completed, and following the completion of the merger, the combined company, including an adverse effect on the combined company’s ability to realize the anticipated synergies and other benefits of the merger. The risk, and adverse effect, of any such disruptions could be exacerbated by a delay in completion of the merger or termination of the merger agreement.
Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Unity and ironSource, which could have an adverse effect on their respective businesses and financial results.
Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Unity and ironSource, including by diverting the attention of Unity and ironSource’s respective management and employee teams, such as those involved in day-to-day operations and sales, toward the completion of the merger. In addition, Unity and ironSource have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of their respective businesses. If the merger is not completed, Unity and ironSource will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.
Unity stockholders and ironSource shareholders will not be entitled to appraisal rights in the merger.
Appraisal rights are statutory rights that, if applicable under law, enable stockholders of a corporation to dissent from an extraordinary transaction, such as a merger, and to demand that such corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to such stockholders in connection with the extraordinary transaction. Under the Delaware General Corporation Law (which we refer to as the “DGCL”), stockholders generally do not have appraisal rights if the shares of stock they hold are either listed on a national securities exchange or held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the merger agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash in lieu of fractional shares or (d) any combination of the foregoing.
Because the merger is of Merger Sub with and into ironSource and holders of Unity common stock will continue to hold their shares following completion of the merger, holders of Unity common stock are not entitled to appraisal rights in connection with the merger. Holders of ironSource are not entitled to appraisal rights in connection with the merger under Israeli law. See the section titled “No Appraisal Rights.”

If the merger does not qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, U.S. Holders of ironSource ordinary shares may recognize gain or loss for U.S. federal income tax purposes.
The parties intend the merger to qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code; however, the merger is not conditioned on the receipt of an opinion from counsel that the merger will so qualify and neither Unity nor ironSource or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the merger, including whether the merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. If the merger were to fail to qualify as a “reorganization” under Section 368(a) of the Code, U.S. Holders (as defined on page 162) of ironSource ordinary shares generally would recognize gain or loss, as applicable, equal to the difference between (i) the fair market value of the Unity common stock received by such U.S. Holder in the merger, if any, and (ii) such U.S. Holder’s adjusted tax basis in its ironSource ordinary shares. Moreover, if the merger were to be treated as “reorganization” under Section 368(a) of the Code, but not specifically under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, the U.S. federal income tax consequences to a U.S. Holder could be materially different than those described herein. See the discussion below under the heading “The Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger—General Treatment of the Merger.”
U.S. Holders of ironSource ordinary shares are urged to carefully review the section titled “The Merger—Material U.S. Federal Income Tax Considerations” for more information and to consult with their tax advisors as to the particular consequences that may apply to such U.S. Holder as a result of the merger.
If the merger is treated as a “reorganization” under Section 368(a) of the Code, but not as a “reorganization” under Section 368(a)(1)(B) and/or (a)(2)(E) of the Code, U.S. Holders of ironSource ordinary shares may be subject to adverse tax consequences.
The parties intend the merger to qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. However, while not expected to be the case, due to certain group restructuring transactions Unity intends to complete following the merger, it is possible that the merger could be treated by the IRS as an “inbound asset reorganization” under Section 368(a) of the Code subject to Section 367(b) of the Code rather than a “stock reorganization” under Section (a)(1)(B) of the Code and/or Section (a)(2)(E) of the Code. In such case, U.S. Holders of ironSource ordinary shares with an aggregate fair market value of $50,000 or more, but less than 10% (actually or constructively) of (i) the total combined voting power of all classes of ironSource ordinary shares entitled to vote and (ii) the total value of all classes of ironSource ordinary shares at the time of the merger (the “10% threshold”), would recognize gain (but not loss) with respect to the ironSource ordinary shares exchanged for Unity common stock in the merger unless the U.S. Holder instead elected to include in income (as dividend income) the “all earnings and profits amount,” as such term is defined in U.S. Treasury Regulation Section 1.367(b)-2(d), attributable to its ironSource ordinary shares. U.S. Holders owning ironSource ordinary shares with an aggregate value of $50,000 or more but less than the 10% threshold should consult their tax advisors about the possibility of making a “protective” election to include as a dividend the “all earnings and profits amount” in case (while not expected) the merger was characterized as an “inbound asset reorganization” under Section 368 of the Code subject to Section 367(b) of the Code instead of a “stock reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. U.S. Holders owning ironSource ordinary shares exceeding the 10% threshold will generally be required to include in income as a dividend the “all earnings and profits amount,” as such term is defined in U.S. Treasury Regulation Section 1.367(b)-2(d), attributable to its ironSource ordinary shares. See the discussion below under the heading “The Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger—General Treatment of the Merger.”
U.S. Holders of ironSource ordinary shares are urged to carefully review the section titled “The Merger— Material U.S. Federal Income Tax Considerations” for more information and to consult with their tax advisors as to the particular consequences that may apply to such U.S. Holder as a result of the merger.

Even if the merger qualifies as a reorganization under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, a U.S. Holder may still recognize gain as a result of the merger if ironSource is or was classified as a PFIC for any taxable year during which a U.S. Holder held ironSource ordinary shares.
Even if the merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, if ironSource was a PFIC, or “passive foreign investment company,” for any taxable year during which a U.S. Holder (as defined on page 162) owned (or is deemed to own) ironSource ordinary shares, under certain proposed Treasury Regulations, certain adverse U.S. federal income tax consequences, including recognition of gain, could apply to such U.S. Holder as a result of the merger, unless certain exceptions apply. ironSource does not believe it was a PFIC in for its taxable year ended December 31, 2021 and, based on the current and anticipated composition of its and its subsidiaries’ income, assets and operations, ironSource does not expect to be a PFIC for the taxable year ending December 31, 2022, or a short taxable year if the current taxable year ends before December 31, 2022 as a result of any group restructuring following the merger. U.S. Holders of ironSource ordinary shares should consult their tax advisors regarding the possible classification of ironSource as a PFIC and the resulting U.S. federal income tax considerations.
Additionally, the application of the PFIC rules to a U.S. Holder that received ironSource ordinary shares in exchange for shares of Thoma Bravo Advantage pursuant to the acquisition by ironSource of Thoma Bravo Advantage on June 28, 2021 may be materially different due to the status of Thoma Bravo Advantage as a potential PFIC prior to the acquisition of Thoma Bravo Advantage by ironSource and special rules that may apply PFIC taint to ironSource ordinary shares received in exchange for such Thoma Bravo Advantage shares. All U.S. Holders that received ironSource ordinary shares in exchange for shares of Thoma Bravo Advantage are urged to consult their own tax advisors regarding the application of the PFIC rules to them.
See the section titled “The Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Merger to U.S. Holders—Passive Foreign Investment Company Rules.”
Following the merger, Non-U.S. Holders of Unity common stock may be subject to U.S. federal withholding and income tax.
Distributions to Non-U.S. Holders (as defined on page 162) with respect to Unity common stock will generally be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) to the extent such distributions are dividends for U.S. federal income tax purposes and are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Dividends that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States will generally be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates and, for Non-U.S. Holders that are corporations, may be subject to an additional branch profits tax at a rate of 30% (or a lower rate specified by an applicable income tax treaty).
Additionally, and subject to the limitations and qualifications described in the section titled “The Merger—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences to Non-U.S. Holders of Unity Common Stock Following the Merger”, if Unity is a U.S. real property holding corporation, or “USRPHC,” for U.S. federal income tax purposes, a Non-U.S. Holder may be subject to U.S. federal income tax on the sale or other disposition of Unity common stock. Unity does not believe it is a USRPHC and does not anticipate becoming a USRPHC following the merger. Because the determination of whether Unity is a USRPHC depends on the fair market value of its U.S. real property interests relative to the fair market value of its other business assets and its non-U.S. real property interests, however, there can be no assurance Unity will not become a USRPHC in the future.
Non-U.S. Holders of ironSource ordinary shares are urged to carefully review the section titled “The Merger—Material U.S. Federal Income Tax Considerations” for more information and to consult with their own tax advisors as to the particular consequences that may apply to such Non-U.S. Holder as a result of the U.S. Domestication.
ironSource shareholders may be subject to Israeli capital gains tax in connection with the merger and absent receipt of a ruling or exemption, will generally be subject to Israeli tax withholding on the merger consideration.
As a consequence of the merger, holders of ironSource shares will be treated as having sold their ironSource shares in the merger. When an Israeli company is sold, regardless of whether the consideration in the sale is cash or shares, its shareholders are generally subject to Israeli taxation. The ITO, distinguishes between ‘Real Capital Gain’ and ‘Inflationary Surplus’. The Inflationary Surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.
The capital gains tax rate applicable to the Real Capital Gain is 25% for individuals, 30% for individuals who are Major Stockholders on the date of sale or on any date falling within the 12-month period preceding that date of sale and 23% for corporations. An additional tax at a rate of three percent on the Real Capital Gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. The Inflationary Surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.
Shareholders of a company, such as ironSource, the shares of which are traded on an authorized stock exchange outside Israel, or on a regulated market outside of Israel, who are non-Israeli residents, are generally exempt from Israeli capital gains tax, provided that certain conditions are met (e.g., including that the capital gain is not allocable to a permanent establishment that the non-Israeli resident shareholder maintains in Israel). In addition, such sale may be exempt from Israeli capital gain tax (or be subject to a reduced tax rate) under the provisions of an applicable tax treaty between Israel and the seller’s country of residence. In both cases, in order to benefit from the exemption or reduced tax rate, the recipient is generally required to obtain a valid certificate from ITA allowing for such exemption or reduced tax rate.
ironSource has submitted an application for a tax ruling from the ITA pursuant to Section 103K of the ITO, confirming the exchange of ironSource ordinary shares for the merger consideration as a tax free reorganization, and including the arrangement to be applied with respect to shares and equity awards that are subject to tax pursuant to Section 102 and 3(i) of the ITO, all subject to statutory or other customary conditions, obligations and restrictions regularly associated with such a ruling to be included within the ruling. No assurance can be given that the tax ruling will be obtained before the closing or at all, or that, if obtained, such rulings will be granted under the conditions requested by ironSource, or that such ruling will apply to shares and equity awards that are subject to tax pursuant to Section 102 and 3(i) of the ITO and in either of such case, one or more alternative tax ruling(s) or instructions of the ITA will be required. The 103K tax ruling, if obtained, is subject to ironSource, Unity and their equityholders’ compliance with certain requirements under Section 103K of the ITO, which include, among others, a requirement that at least one or more of the equityholders of ironSource and Unity immediately after the consummation of the merger that are deemed to be “controlling” shareholders under Section 103K of the ITO prior to the merger, continue to hold rights in Unity, which constitute at least 25% of the total rights in Unity held by all such holders in the aggregate as of the closing of the merger during the two year period commencing on the closing of the merger (the “Restrictions Period” and the “25% Requirement”, respectively). In the event that either Unity, ironSource or their equityholders fail to comply with the conditions of the 103K tax ruling, including the 25% Requirement, then the exchange of the ironSource ordinary shares for the merger consideration shall be deemed a taxable event to all the shareholders of ironSource as of the date of the consummation of the merger, unless such shareholders are otherwise exempt from tax under Israeli law or an applicable tax treaty. Certain shareholders of ironSource and certain stockholders of Unity entered into lock-up agreements restricting each such shareholder or stockholder, during the Restrictions Period, from transferring more than 70% of the Unity common stock held by such shareholder or stockholder after giving effect to the merger (the “Merger Lockup”). No assurance can be given that the applicable stockholders will comply with the Merger Lockup, or that the 25% Requirement or other conditions under the 103K tax ruling will be otherwise complied with. It should be noted that obtaining the 103K tax ruling is an ironSource closing condition for the transaction, and ironSource will not withdraw the application for such ruling without the prior written consent of Unity (not to be unreasonably withheld). To the extent ironSource wishes to withdraw the application for such ruling and subject to Unity's prior written consent (not to be unreasonably withheld), ironSource may prepare and file with the ITA, in full coordination with Unity, an application/s for a tax ruling/s (i) confirming the deferral of Israeli tax liability for any holders of ironSource shares that elect to be subject to a tax arrangement pursuant to Section 104H of the ITO, until such dates as set forth in Section 104H of the ITO (the “104H tax arrangement”) (ii) providing withholding procedures with respect to holders of ordinary shares of ironSource not otherwise covered under the 104H tax arrangement, and (iii) governing the Israeli tax treatment applicable to holders of ironSource equity awards, including restricted share units and options that are subject to tax pursuant to Section 102 and 3(i) of the ITO. There can be no assurance that such tax rulings will be granted before the closing of the merger, if at all, or that, if obtained, such tax rulings will be granted under the conditions requested by ironSource. ironSource and Unity undertook in the merger agreement to cooperate with each other with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain any of the applicable tax rulings. Unity undertook in the merger agreement, at all times following the closing of the merger, (i) to comply, and to cause its subsidiaries to comply, with all of the terms and conditions of the 103K tax ruling (including statutory requirements of Section 103K of the ITO) (or, if applicable, the 104H tax arrangement), and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such tax rulings). The final text of such applications and the final text of such tax rulings is subject to the prior written confirmation of ironSource and Unity (which confirmation not to be unreasonably withheld, conditioned or delayed), and the parties undertook in the merger agreement (i) not to object to any restrictions, conditions or obligations that are either statutorily required pursuant to Section 103K, 104H or other applicable sections of the ITO, or are otherwise regularly associated with such rulings and reasonably required by the ITA, and (ii) to use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain such tax rulings.
Whether or not a particular shareholder is actually subject to Israeli capital gains tax in connection with the merger, absent receipt by ironSource of a tax ruling from the ITA prior to closing, all ironSource shareholders will be subject to Israeli tax withholding at the rate of 25% and 23% (for corporations) on the merger consideration (unless the shareholder requests and obtains an individual certificate of exemption or a reduced tax rate from the ITA, as described below). To the extent any Israeli tax is imposed on the merger consideration there is no assurance that such tax may be creditable for U.S. federal income tax purposes.
The Israeli tax consequences of the merger to ironSource shareholders and holders of certain ironSource equity awards and shares issued subject to Section 102 or 3(i) of the ITO may vary depending upon the particular circumstances of each shareholder or holder of ironSource equity awards or ordinary shares issued subject to Section 102 or 3(i) of the ITO, as applicable, and the final tax rulings, if issued by the ITA.
The tax consequences of the merger are complex and will depend on your particular circumstances. You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you, including the consequences under any applicable, state, local, foreign or other tax laws or tax treaties.
For a more detailed description of the material Israeli tax consequences of the merger, see the section titled “Material Israeli Tax Consequences of the Merger”.
Risks Relating to the Combined Company
The integration of ironSource into Unity may not be as successful as anticipated.
The merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks, potential liabilities associated with the acquired business, and uncertainties related to design, operation and integration of ironSource’s internal control over financial reporting. The success of the merger will depend on, among other things, Unity’s ability to realize the anticipated benefits and operational scale efficiencies from combining the businesses of Unity and ironSource. This success will depend largely on Unity’s ability to successfully integrate the business of ironSource. If Unity is not able to successfully integrate ironSource’s business within the anticipated time frame, or at all, the anticipated operational scale efficiencies and other benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected. Difficulties in integrating ironSource into Unity may result in ironSource performing differently than expected, in operational challenges or in the failure to realize anticipated expense-related efficiencies. Unity’s and ironSource’s existing businesses could also be negatively impacted by the merger.
Potential difficulties that may be encountered in the integration process include, among other factors:
•	the inability to successfully integrate ironSource into Unity in a manner that permits Unity to achieve the full revenue growth or cost savings anticipated from the merger;
•	complexities associated with managing the larger, more complex, integrated business;
•	not realizing anticipated operating synergies;
•	integrating personnel from the two companies and the loss of key employees;

•	potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;
•	integrating relationships with industry contacts and business partners;
•	performance shortfalls at one or both of the companies as a result of the diversion of management’s attention caused by completing the merger and integrating ironSource’s operations into Unity; and
•	the disruption of, or the loss of momentum in, each company’s ongoing business or inconsistencies in standards, controls, procedures and policies.
In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the combined company. An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company.
The combined company may fail to realize all of the anticipated benefits of the merger or those benefits may take longer to realize than expected.
Unity believes that there are significant benefits and synergies that may be realized through leveraging the products, scale and combined enterprise customer bases of Unity and ironSource. However, the efforts to realize these benefits and synergies will be a complex process and may disrupt both companies’ existing operations if not implemented in a timely and efficient manner. The full benefits of the transactions contemplated by the merger agreement, including the anticipated sales or growth opportunities, may not be realized as expected or may not be achieved within the anticipated time frame, or at all. In addition, the combined company may incur additional or unexpected costs in order to realize these revenue synergies. Failure to achieve the anticipated benefits of the merger could adversely affect the combined company’s results of operations or cash flows, cause dilution to the earnings per share of the combined company, decrease or delay any accretive effect of the merger and negatively impact the price of the combined company.
Following completion of the merger, Unity’s success will depend, in part, on its ability to manage its expansion, which poses numerous risks and uncertainties, including the need to integrate the operations and business of ironSource into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with industry contacts and business partners.
In addition, Unity and ironSource will be required to devote significant attention and resources prior to closing of the merger to prepare for the post-closing integration and operation of the combined company, and Unity will be required post-closing to devote significant attention and resources to successfully align the business practices and operations of Unity and ironSource. This process may disrupt the businesses and, if ineffective, would limit the anticipated benefits of the merger.
The combined company may not be able to retain customers, partners or suppliers, or customers, partners or suppliers may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations.
As a result of the merger, the combined company may experience impacts on relationships with customers, partners or suppliers that may harm the combined company’s business and results of operations. Certain customers, partners or suppliers may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers, partners or suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the merger. If any customers, partners or suppliers seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed, including the effect on Unity’s ability to realize the anticipated benefits of the merger. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the merger or termination of the merger agreement.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.
Unity and ironSource are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Each company’s success until the merger and the combined company’s success after the merger will depend in part upon the ability of Unity and ironSource to retain key management personnel and other key employees. Current and prospective employees of Unity and ironSource may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of each of Unity and ironSource to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to attract or retain key management personnel and other key employees of Unity and ironSource to the same extent that Unity and ironSource have previously been able to attract or retain their own employees.
The Unity share issuance and potential future Unity share issuances may cause the market price of Unity common stock to decline.
Based on 1,023,158,214 ironSource ordinary shares issued and outstanding as of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, and the exchange ratio of 0.1089, it is expected that Unity will issue approximately 111.4 million shares of Unity common stock in the merger. Former ironSource shareholders may decide not to hold the shares of Unity common stock that they will receive in the merger, and Unity stockholders may decide to reduce their investment in Unity as a result of the changes to Unity’s investment profile as a result of the merger. Both the issuance of this amount of new shares in the merger, as well as the potential issuance and sale of any shares of Unity common stock underlying new equity awards of Unity (options and RSUs) to be issued in the merger in replacement of corresponding ironSource equity awards, and/or potential issuance of Unity common stock upon conversion of the convertible notes pursuant to the PIPE, and any subsequent sales of these issued shares may cause the market price of Unity common stock to decline.
Sales of substantial amounts of Unity shares in the open market by former ironSource shareholders could depress its stock price.
Other than shares held by persons who will be affiliates of Unity after the closing, Unity shares that are issued to ironSource shareholders, including those Unity shares issued upon the exercise of outstanding stock options or RSUs, will be freely tradable without restrictions or further registration under the Securities Act. If the merger is completed and if former ironSource shareholders and ironSource employees sell substantial amounts of Unity common stock in the public market following consummation of the merger, the market price of Unity common stock may decrease.
The market price of Unity common stock will continue to fluctuate after the merger, and may decline if the benefits of the merger do not meet the expectations of financial analysts.
Upon completion of the merger, holders of ironSource ordinary shares will become holders of shares of Unity common stock. The market price of Unity common stock has been and may continue to be volatile and may fluctuate significantly following completion of the merger, including if Unity does not achieve the perceived benefits of the merger as rapidly, or to the extent anticipated by, financial analysts or the effect of the merger on Unity’s financial results is not consistent with the expectations of financial analysts. If the price of Unity’s common stock decreases after the merger, holders of ironSource ordinary shares will lose some or all of the value of their investment in Unity common stock. In addition, the stock market has experienced significant price and volume fluctuations in recent times which, if they continue to occur, could have a material adverse effect on the market for, or liquidity of, the Unity common stock, regardless of Unity’s actual operating performance.
Unity’s and ironSource’s business relationships may be subject to disruption due to uncertainty associated with the merger.
Parties with which Unity or ironSource do business may experience uncertainty associated with the merger, including with respect to current or future business relationships with Unity or ironSource. Unity’s and ironSource’s business relationships may be subject to disruption as parties with which Unity or ironSource do business may attempt to negotiate changes in existing business relationships or consider entering into business relationships with parties other than Unity or ironSource. These disruptions could have an adverse effect on the businesses, financial condition, results of operations or prospects of each company, including an adverse effect on Unity’s ability to realize the anticipated benefits of the merger. The risk, and adverse effect, of such disruptions could be exacerbated by a delay in completion of the merger or termination of the merger agreement.
Completion of the merger may trigger change-in-control or other provisions in certain agreements to which ironSource is a party.
The completion of the merger may trigger change-in-control or other provisions in certain agreements to which ironSource is a party. If Unity and/or ironSource are unable to negotiate waivers of those provisions, the counterparties to such agreements may exercise such party’s rights and remedies under the applicable agreements, potentially terminating the agreements or seeking monetary damages. Even if Unity and/or ironSource are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company. Any of the foregoing or similar developments may have an adverse impact on the business, financial condition and results of operations of the combined company, or the ability of Unity to successfully integrate ironSource’s business.
The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from stockholders, customers, partners, suppliers, consumers and other third parties due to the combination of Unity’s and ironSource’s businesses following the merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.
The unaudited pro forma financial statements are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.
The unaudited pro forma financial statements contained in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the combination been completed on the dates indicated. The actual financial positions and results of operations of the combined company following the merger may be different, and possibly materially different, from the unaudited pro forma financial statements included in this joint proxy statement/prospectus for several reasons. The unaudited pro forma financial statements have been derived from the historical financial statements of Unity and ironSource and certain adjustments and assumptions have been made regarding the combined company after giving effect to the merger. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with complete accuracy. The unaudited pro forma condensed combined financial information reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed. The final acquisition accounting will be based upon the actual consideration transferred and the fair value of the assets and liabilities of ironSource as of the date of the completion of the combination. Accordingly, the final acquisition accounting may differ materially from the unaudited pro forma condensed combined financial information reflected in this joint proxy statement/prospectus. Moreover, the unaudited pro forma financial statements do not reflect all costs that are expected to be incurred by the combined company in connection with the merger. For example, the impact of any incremental costs incurred in integrating ironSource into Unity is not reflected in the unaudited pro forma financial statements. While presented with numeric specificity, the unaudited pro forma condensed combined financial information provided in this joint proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, the software and related industries, and economic, market and financial conditions and additional matters specific to Unity’s or ironSource’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of Unity and ironSource. Other factors may affect the combined company’s financial conditions or results of operations following the merger as well. As a result, the actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these unaudited pro forma financial statements. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of Unity’s common stock following the merger. For additional information, see the section titled “Unaudited Pro Forma Condensed Consolidated Financial Information.”

Declaration, payment and amounts of dividends, if any, distributed to stockholders of the combined company will be uncertain.
Unity does not currently pay dividends and does not currently intend to pay dividends following the merger. The Unity board will have the discretion to determine the dividend policy of the combined company, including the amount and timing of dividends, if any, that the combined company may declare from time to time, which may be impacted by a number of factors, including the combined company’s financial condition, operations, cash flow, debt financing arrangements, general business conditions, and other factors that the Unity board may deem relevant. Stockholders should be aware that they have no contractual or other legal right to dividends that have not been declared.
After the merger is completed, ironSource shareholders will become stockholders of a Delaware corporation and have their rights as stockholders governed by Unity’s organizational documents and Delaware law.
The rights of ironSource shareholders are currently governed by ironSource’s organizational documents and Israeli law. Upon consummation of the merger, ironSource shareholders will receive Unity common stock that will be governed by Unity’s organizational documents and Delaware law. As a result, there will be differences between the rights currently enjoyed by ironSource shareholders and the rights of ironSource shareholders post-merger. For a detailed discussion of the differences between rights as shareholders of ironSource and rights as a stockholder of Unity, see the section titled “Comparison of Rights of Stockholders of Unity and Shareholders of ironSource” beginning on page 191.
The Unity charter and the Unity bylaws will govern the combined company following the merger and the Unity charter provides an exclusive choice of forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.
The Unity charter provides that, unless Unity consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for (A) any derivative action or proceeding brought on behalf of Unity; (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Unity, to Unity or Unity’s stockholders; (C) any action or proceeding asserting a claim against Unity or any current or former director, officer or other employee of Unity, arising out of or pursuant to any provision of the DGCL, Unity’s charter or bylaws; (D) any action or proceeding to interpret, apply, enforce or determine the validity of Unity’s charter or bylaws (including any right, obligation, or remedy thereunder); (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (F) any action or proceeding asserting a claim against Unity or any current or former director, officer or other employee of Unity, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Under Unity’s charter, to the fullest extent permitted by law, the federal district courts of the United States of America are the exclusive forum for all claims under the federal securities laws.
Unity stockholders are deemed to have received notice of and consented to such exclusive forum clauses. This exclusive forum provision may limit the ability of a stockholder, including a former ironSource shareholder who becomes a Unity stockholder after the merger is completed, to bring a claim in a judicial forum of its choosing for disputes with the combined company or its directors, officers or other employees, which may discourage lawsuits against the combined company and its directors, officers and other employees. Stockholders who do bring a claim in the applicable Unity exclusive forum could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near such forum. In addition, a court located in Unity’s chosen forum may reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to the combined company than to its stockholders. However, enforceability of similar choice of forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that a court could find the choice of forum provisions contained in Unity’s charter to be inapplicable or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find the exclusive forum provision contained in Unity’s charter to be inapplicable or unenforceable in an action, the combined company might incur additional costs associated with resolving such action in other jurisdictions, which could have an adverse impact on the combined company’s business and financial condition.
The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.
The merger will be accounted for as an acquisition of a business by Unity in accordance with GAAP. Under the acquisition method of accounting, the assets and liabilities of ironSource and its subsidiaries will be recorded, as of completion, at their respective fair values and added to those of Unity. The reported financial condition and results of operations of Unity for periods after completion of the merger will reflect ironSource balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of ironSource and its subsidiaries for periods prior to the merger. For additional information, see the section titled “Unaudited Pro Forma Condensed Consolidated Financial Information.”
Under the acquisition method of accounting, the total purchase price will be allocated to ironSource’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values, if any, will be recorded as goodwill. To the extent the value of goodwill or intangible assets, if any, becomes impaired, the combined company may be required to incur material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and the underlying trends in the business that triggered the impairment.
Risks Relating to Unity’s Business
You should read and consider risk factors specific to Unity’s business that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of Unity’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and in Part II, Item 1A of Unity’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the sections titled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 204 and 205, respectively.
Risks Relating to ironSource’s Business
You should read and consider risk factors specific to ironSource’s business that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 3 of ironSource’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this joint proxy statement/prospectus, see the sections titled “Where You Can Find More Information” and “Information Incorporated by Reference,” beginning on pages 204 and 205, respectively.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This joint proxy statement/prospectus, and the documents to which Unity and ironSource refer you to in this joint proxy statement/prospectus, as well as oral statements made or to be made by Unity and ironSource, include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this joint proxy statement/prospectus that address activities, events or developments that Unity or ironSource expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the merger, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance and financial projections. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this joint proxy statement/prospectus. These include:
•	the risk that the merger agreement may be terminated in accordance with its terms and that the merger may not be completed;
•	the possibility that Unity stockholders may not approve the Unity issuance proposal;
•	the possibility that ironSource shareholders may not approve the ironSource merger proposal;
•
the risk that Unity or ironSource may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger;

•	the risk that the parties may not be able to satisfy the conditions to the completion of the merger in a timely manner or at all;
•	the possibility that Unity and ironSource will incur significant transaction and other costs in connection with the merger, which may be in excess of those anticipated by Unity or ironSource;
•	the risk that the combined company may be unable to achieve operational or corporate synergies or that it may take longer than expected to achieve those synergies;
•
the risk that the merger may not qualify as a “reorganization” under the meaning of Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, potentially causing ironSource shareholders to recognize gain or loss for U.S. federal income tax purposes;

•	the risk that Unity may fail to realize other benefits expected from the merger;
•	the outcome of any litigation relating to the merger;
•	the risk that the combined company may fail to attract, motivate and retain executives and other key employees following the completion of the merger;
•	the risk that any announcements relating to, or the completion of, the merger could have adverse effects on the market price of Unity common stock;
•	the risk related to disruption of management time from ongoing business operations due to the merger;
•
the risk that the merger and its announcement and/or completion could have an adverse effect on the ability of Unity, ironSource and/or the combined company to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the risk that the businesses will not be integrated successfully; and
•	the risks to their operating results and businesses generally.

Such factors are difficult to predict and in many cases may be beyond the control of Unity and ironSource. Unity’s and ironSource’s forward-looking statements are based on assumptions that Unity and ironSource believe to be reasonable but that may not prove to be accurate.
Consequently, all of the forward-looking statements Unity and ironSource make in this joint proxy statement/prospectus are qualified by the information contained or incorporated by reference herein, including the information contained under this heading and the information detailed in ironSource’s Annual Report on Form 20-F for the year ended December 31, 2021 and its subsequent Current Reports on Form 6-K and other documents it files with the SEC and in Unity’s Annual Report on Form 10-K for the year ended December 31, 2021, Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 and other documents it files with the SEC, in each case incorporated by reference into this joint proxy statement/prospectus. For additional information, see the sections titled “Risk Factors,” “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on pages 41, 204 and 205, respectively.
Unity and ironSource undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which they become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

INFORMATION ABOUT THE COMPANIES
Unity Software Inc.
30 3rd Street
San Francisco, California 94103
Phone: (415) 539-3162
Unity is the world’s leading platform for creating and operating interactive, real-time 3D content. Unity’s platform provides a comprehensive set of software solutions to create, run, and monetize interactive, real-time 2D and 3D content for mobile phones, tablets, PCs, consoles, and augmented and virtual reality devices. Unity serves customers of all sizes, at every stage of maturity, from individual creators to large enterprises.
Ursa Aroma Merger Subsidiary Ltd.
c/o Unity Software Inc.
30 3rd Street
San Francisco, California 94103
Phone: (415) 539-3162
Merger Sub, an Israeli company, is a direct wholly owned subsidiary of Unity. Merger Sub is newly formed, and was organized for the purpose of entering into the merger agreement and effecting the merger. Merger Sub has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the merger.
ironSource Ltd.
121 Menachem Begin Street
Tel Aviv 6701203, Israel
Phone: +972-747990001
ironSource is a leading business platform for the App Economy. App developers use ironSource’s platform to turn their apps into successful, scalable businesses, leveraging a comprehensive set of software solutions which help them grow and engage users, monetize content, and analyze and optimize business performance to drive more overall growth. The ironSource platform also empowers telecom operators to create a richer device experience, incorporating relevant app and service recommendations to engage users throughout the lifecycle of the device. By providing a comprehensive business platform for the core constituents of the App Economy, ironSource allows customers to focus on what they do best, creating great apps and user experiences, while enabling their business expansion in the App Economy.

THE UNITY SPECIAL MEETING
Date, Time and Place
The Unity special meeting will be held virtually via the Internet on    , 2022 at   a.m., Pacific Time. The Unity special meeting will be held solely via live webcast and there will not be a physical meeting location. Unity stockholders will be able to attend the Unity special meeting online and vote their shares electronically during the meeting by visiting the Unity special meeting website at www.U2022SM.com.
You are entitled to attend the Unity special meeting only if, at the close of business on the Unity record date,    , 2022, you were a stockholder of record of Unity with your shares registered directly in your name with Unity’s transfer agent, Computershare Trust Company, N.A., you held your shares of Unity common stock beneficially in the name of a broker, bank or other nominee as of the Unity record date, or you hold a valid proxy for the Unity special meeting.
If you were a stockholder of record of Unity at the close of business on the Unity record date and wish to attend the Unity special meeting, you will need the 16-digit control number located on your proxy card.
If a broker, bank or other nominee is the record owner of your shares of Unity common stock, you will need to obtain your specific control number and further instructions from your bank, broker or other nominee.
Purpose of the Unity Special Meeting
The purpose of the Unity special meeting is to consider and vote on:
•	the Unity issuance proposal; and
•	the Unity adjournment proposal.
Unity will transact no other business at the Unity special meeting.
Recommendation of the Unity Board of Directors
The Unity board unanimously recommends that Unity stockholders vote:
•	“FOR” the Unity issuance proposal; and
•	“FOR” the Unity adjournment proposal.
For additional information on the recommendation of the Unity board, see the section titled “The Merger—Recommendation of the Unity Board of Directors and Unity’s Reasons for the Merger.”
Unity Record Date; Who Can Vote at the Unity Special Meeting
Only holders of record of issued and outstanding shares of Unity common stock as of the close of business on    , 2022, the record date for the Unity special meeting, are entitled to notice of, and to vote at, the Unity special meeting or any adjournment or postponement of the Unity special meeting.
As of the close of business on the Unity record date, there were     shares of Unity common stock outstanding and entitled to vote at the Unity special meeting. Each share of Unity common stock is entitled to one vote on each proposal.
A complete list of Unity stockholders entitled to vote at the Unity special meeting will be available for inspection by any stockholder at Unity’s principal place of business during ordinary business hours for a period of no less than 10 days before the Unity special meeting at 30 3rd Street, San Francisco, California 94103. The list of Unity stockholders entitled to vote at the Unity special meeting will also be made available for inspection during the Unity special meeting via the Unity special meeting website at www.U2022SM.com.
Quorum
A quorum of Unity stockholders is necessary to hold a valid meeting of Unity stockholders. The presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of Unity common stock entitled to vote shall constitute a quorum for the transaction of business at the Unity special meeting. On the Unity record date, there were     shares of

Unity common stock outstanding and entitled to vote. Thus, the holders of     shares must be present virtually by remote communication or represented by proxy duly authorized at the Unity special meeting to have a quorum. Abstentions are counted as shares present and entitled to vote for the purposes of determining a quorum. If there is no quorum, the chairperson of the Unity special meeting or the holders of a majority of the voting power of the shares of Unity common stock present virtually by remote communication at the Unity special meeting or represented by proxy duly authorized may adjourn the Unity special meeting to another date.
Vote Required for Approval of the Proposals Submitted to Unity Stockholders
Approval of the Unity issuance proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on the proposal. Abstentions will have the same effect as a vote “AGAINST” such proposals.
Approval of the Unity adjournment proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on the proposal. Abstentions will have the same effect as a vote “AGAINST” such proposals.
The Unity issuance proposal and the Unity adjournment proposal are described in the section titled “Proposals Submitted to Unity Stockholders.”
Abstentions, Failures to Instruct a Broker How to Vote and Broker Non-Votes.
A quorum of Unity stockholders is necessary to hold a valid meeting. The presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of Unity common stock entitled to vote shall constitute a quorum for the transaction of business at the Unity special meeting. Abstentions are counted as shares present and entitled to vote for the purposes of determining a quorum. Assuming a quorum is present, abstentions will have the same effect as votes cast “AGAINST” the Unity issuance proposal. Assuming a quorum is present, abstentions will have the same effect as votes cast “AGAINST” the Unity adjournment proposal.
A broker non-vote is when a beneficial owner of Unity shares held in street name does not give voting instructions to his, her or its broker, bank or other securities intermediary holding his, her or its shares as to how to vote on matters deemed to be “non-routine” under NYSE rules, the broker, bank or other such agent cannot vote the shares. These un-voted shares are counted as “broker non-votes.” Because there are no discretionary (or routine) matters to be voted on at the Unity special meeting, Unity does not expect to receive any broker non-votes.
Methods of Voting
Voting in Advance of the Unity Special Meeting
Unity stockholders of record as of the Unity record date may vote their shares in advance of the Unity special meeting in three ways:
•
To vote using the proxy card that may have been delivered to you, simply complete, sign and date the proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Unity special meeting, we will vote your shares as you direct.

•
To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the Notice. Your vote must be received by 11:59 p.m. Eastern Time on    , 2022 to be counted.

•
To vote through the internet in advance of the meeting, go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the control number from your Notice. Your vote must be received by 11:59 p.m. Eastern Time on    , 2022 to be counted.

Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of Unity common stock, you may contact     , Unity’s proxy solicitor, toll-free at       , or for brokers and banks, collect at        or via email at       .

Shares held in “Street Name”
If Unity stockholders hold shares of Unity common stock in an account of a broker or other nominee and they wish to vote such shares, they must return their voting instructions to the broker or other nominee.
If Unity stockholders hold shares of Unity common stock in an account of a broker or other nominee and attend the Unity special meeting, they should bring a letter from their broker or other nominee identifying them as the beneficial owner of such shares of Unity common stock and authorizing them to vote.
If you are a “street name” stockholder, please follow the instructions from your broker, bank, or other nominee to vote by Internet, telephone, or mail before the meeting, or by Internet during the Unity special meeting, in each case by using the 16-digit control number which is in the instructions accompanying your proxy materials, if your broker, bank, or nominee makes those instructions available. If Unity stockholders hold their shares in “street name” and they fail to provide their broker or other nominee with any instructions regarding how to vote their shares of Unity common stock, such shares held by brokers and other nominees will NOT be voted, and will NOT be present for purposes of determining a quorum.
Revocation of Proxies
If you are a Unity stockholder of record, you can change your vote on any of the proposals outlined herein or revoke your proxy by:
•
notifying Unity’s corporate secretary, in writing, at Unity Software Inc., Attn: Corporate Secretary at 30 3rd Street, San Francisco, CA 94103. Such notice must be received at the above location before   p.m., Pacific Time, on    , 2022;

•	voting again using the telephone or Internet before p.m., Pacific Time, on , 2022 (your latest telephone or Internet proxy is the one that will be counted); or
•	attending and voting during the Unity special meeting. Simply logging into the Unity special meeting will not, by itself, revoke your proxy.
Unity stockholders are encouraged to change their vote by voting again using the telephone or Internet.
If you are a “street name” stockholder, you may revoke any prior voting instructions by contacting your broker, bank or other nominee or by attending the Unity special meeting and voting by Internet during the meeting by using the 16-digit control number, which is in the instructions accompanying your proxy materials, if your broker, bank, or nominee makes those instructions available.
Tabulation of Votes
Unity will appoint an inspector of election for the Unity special meeting to determine whether a quorum is present and tabulate the affirmative and negative votes, abstentions and non-broker votes, if any.
Solicitation of Proxies; Payment of Solicitation Expenses
The enclosed proxy card is being solicited by Unity and the Unity board. In addition to solicitation by mail, Unity’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.
Unity has retained      to assist in the solicitation process. Unity will pay     a fee of approximately $   , as well as reasonable and customary documented expenses. Unity also has agreed to indemnify     against various liabilities and expenses that relate to or arise out of     ’s solicitation of proxies (subject to certain exceptions).
Unity will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Unity common stock held of record by such nominee holders. Unity will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
Adjournment
In accordance with the Unity bylaws, whether or not a quorum is present, the chairperson of the Unity special meeting will have the power to adjourn the Unity special meeting from time to time. The Unity chairperson may adjourn the Unity special meeting without notice to Unity stockholders, other than announcement at the Unity special meeting, unless the adjournment is for more than thirty (30) days or if after such adjournment a new record date is fixed for the adjourned meeting, in which case notice of the adjourned meeting shall be given to each Unity stockholder of record entitled to vote at the adjourned Unity special meeting. If the Unity special meeting is adjourned, Unity stockholders who have already submitted their proxies will be able to revoke them at any time prior to their use. At any subsequent reconvening of the Unity special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Unity special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent Unity special meeting.
In addition, the merger agreement provides that Unity may adjourn or postpone the Unity special meeting (i) shall be required to adjourn the Unity special meeting (a) to the extent necessary to ensure that any supplement or amendment to this joint prospectus/proxy statement that is required to be filed and disseminated under applicable Law is provided to Unity’s stockholders or (b) if, as of the time for which the Unity special meeting is scheduled, there are insufficient shares of Unity common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business and (ii) may adjourn or postpone the Unity special meeting if, as of the time for which the Unity special meeting is scheduled, Unity reasonably determines in good faith that there are insufficient shares of Unity common stock represented (either in person or by proxy) to obtain approval of the Unity issuance proposal; provided, however, that unless otherwise agreed to by the parties to the merger agreement, the Unity special meeting shall not be adjourned or postponed to a date that is more than 30 days after the date for which the meeting was previously scheduled; and provided, further, that the Unity special meeting shall not be adjourned or postponed to a date on or after two business days prior to the Outside Date.
No Appraisal Rights
Appraisal rights, which are also sometimes known as dissenters’ rights, are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the company pay the fair value for their shares as determined immediately prior to the effective time of the merger in cash, instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under Section 262 of the DGCL, Unity stockholders are not entitled to dissenter or appraisal rights in connection with the issuance of shares of Unity common stock as contemplated by the merger agreement.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Unity special meeting, contact:

Banks and Brokers:
Email:
Results of the Unity Special Meeting
Within four business days following the Unity special meeting, Unity intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four-business day period, Unity will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.
UNITY STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/ PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE UNITY ISSUANCE PROPOSAL.
PROPOSALS SUBMITTED TO UNITY STOCKHOLDERS
Unity Issuance Proposal
Pursuant to the merger agreement, approval of the issuance of shares of Unity common stock in connection with the merger by Unity stockholders is a condition to the closing of the merger. Unity stockholders must also approve the issuance of shares of Unity common stock in connection with the merger because such approval is required under applicable NYSE rules. Specifically, NYSE Rule 312.03(c)(2) requires Unity stockholder approval if the number of shares of Unity common stock to be issued in connection with the merger is, or will be upon issuance, equal to or in excess of 20% of the number of Unity common stock outstanding before the issuance of the Unity common stock in connection with the merger. Upon consummation of the merger, each ironSource shareholder (subject to certain exceptions set forth in the merger agreement) will receive, for each eligible ironSource ordinary shares that is issued and outstanding as of immediately prior to the first effective time, the merger consideration of 0.1089 shares of Unity common stock rounded up or down to the nearest whole share for any fractional shares of Unity common stock resulting from the calculation and subject to the withholding of any applicable taxes. Unity expects to issue up to approximately 114.4 million shares of Unity common stock in connection with the merger based on the number of ironSource ordinary shares and ironSource equity awards outstanding as of July 15, 2022, the latest practicable trading day prior to the date of this joint proxy statement/prospectus. The actual number of shares of Unity common stock to be issued in connection with the merger will be determined at the effective time based on the exchange ratio of 0.1089 of a share of Unity common stock for each ironSource ordinary share and the number of ironSource ordinary shares and eligible ironSource equity awards outstanding at such time. For a summary and detailed information regarding the merger and the merger agreement, including the proposed issuance of Unity common stock to ironSource’s shareholders, see the sections entitled “The Merger” beginning on page 78 and “The Merger Agreement” beginning on page 127. Unity stockholders are asked to approve the issuance of shares of Unity common stock in connection with the merger, which is referred to as the Unity issuance proposal in this joint proxy statement/prospectus.
Approval of the Unity issuance proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on the proposal. Abstentions will have the same effect as a vote “AGAINST” such proposal. If the Unity issuance proposal is not approved, the merger will not be completed even if the other proposals herein are approved.
The Unity board unanimously recommends that Unity stockholders vote “FOR” the Unity issuance proposal.
Unity Adjournment Proposal
Unity stockholders are being asked to approve a proposal that would adjourn the Unity special meeting one or more times to another date, time, place, or format, if necessary or appropriate, to permit, among other things, further solicitation of proxies, if necessary or appropriate, to obtain additional votes in favor of the Unity issuance proposal, which is referred to as the Unity adjournment proposal in this joint proxy statement/prospectus.
If, at the Unity special meeting, the number of shares of Unity common stock present in person, by remote communication, if applicable, or represented by proxy duly authorized and voting in favor of the Unity issuance proposal is insufficient to approve such proposal, Unity intends to move to adjourn the Unity special meeting in order to enable the Unity board to solicit additional proxies for approval of the Unity issuance proposal.
Approval of the Unity adjournment proposal requires the affirmative vote of the holders of a majority of the voting power of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the Unity special meeting and entitled to vote generally on the proposal. Abstentions will have the same effect as a vote “AGAINST” such proposal. Even if the Unity adjournment proposal is not approved at the Unity special meeting, the chairperson of the Unity special meeting may adjourn the Unity special meeting pursuant to the Unity bylaws. Notice of any adjourned meeting to Unity stockholders is not required, unless the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting.
The Unity board unanimously recommends that Unity stockholders vote “FOR” the Unity adjournment proposal.
Other Business
No business may be transacted at the Unity special meeting except as set forth in the notice of the Unity special meeting.

THE IRONSOURCE SPECIAL GENERAL MEETING
General; Date; Time and Place
The ironSource Ltd. special general meeting, referred to as the ironSource special general meeting or the ironSource meeting, will be held on    , 2022 at      (Israel time), at the Company’s executive offices at 121 Menachem Begin Street, Tel Aviv, Israel, unless it is postponed or adjourned.
Purpose of the ironSource Special General Meeting
The ironSource meeting is being held for the purpose of considering a proposal to approve the merger of ironSource with Merger Sub, a wholly owned subsidiary of Unity, including approval of the merger agreement, the merger, the merger consideration, and all other transactions and arrangements contemplated under the merger agreement, in accordance with the terms of the merger agreement, which we refer to as the ironSource merger proposal.
Shareholders will also be asked to consider and, as applicable, vote upon, any other business that may properly come before the ironSource special general meeting or any adjournment or postponement of the ironSource special general meeting, including voting on the adjournment or postponement of such meetings. ironSource currently does not contemplate that any other matters will be considered at the ironSource special general meeting.
Shareholders Entitled to Vote; ironSource Record Date
Shareholders of record who held ironSource ordinary shares (Class A or Class B) at the close of business on     , 2022, or the “ironSource record date”, are entitled to vote at the ironSource special general meeting. Shareholders who, as of the ironSource record date, held ordinary shares (Class A) on the NYSE through a bank, broker or other nominee which is a shareholder of record of ironSource or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that are considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the ironSource special general meeting, but may not vote their shares in person at the meeting without obtaining, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares, and an account statement showing that they held the shares in their account as of the ironSource record date. Proxy materials for shareholders who, as of the ironSource record date, held ordinary shares (Class A or Class B) registered directly in their name (or in the name of a trustee on their behalf) with ironSource’s transfer agent, American Stock Transfer & Trust Company, or the ironSource transfer agent, are being sent directly to the shareholders (or to such trustee) by the ironSource transfer agent, and can vote their shares by attending the ironSource special general meeting or by completing and signing one or more proxy cards.
Alternatively, all of the above-described categories of shareholders as of the ironSource record date may vote their shares or direct how their shares are voted in other manners—without attending the ironSource special general meeting—as detailed below.
As of     , 2022 there were      ironSource Class A ordinary shares and      ironSource Class B ordinary shares issued and outstanding. Any ironSource Class A ordinary shares or Class B ordinary shares that are outstanding as of     , 2022 the ironSource record date for the ironSource special general meeting, are entitled to be voted at the meeting.
Shareholders who hold both ironSource Class A ordinary shares and ironSource Class B ordinary shares that are registered in their name, will be receiving one proxy card for each such class of shares, and will need to complete, sign and submit each such proxy card in order to ensure that their shares are voted in each of the three separate votes (for separate class-related meetings, to be combined into one meeting) that are being held with respect to the ironSource merger proposal at the ironSource special general meeting (i.e., the votes of): (i) the ironSource Class A ordinary shares as a separate class; (ii) the ironSource Class B ordinary shares as a separate class; and (iii) the ironSource Class A and Class B ordinary shares, voting together as a single class, with a ratio of 1:5 votes per share, respectively.

Recommendation of ironSource’s Board of Directors
After careful consideration, the ironSource board (excluding directors who may be deemed to have a personal interest in the merger, as defined under the Companies Law) has:
•
determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, ironSource and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of ironSource to its creditors;

•	approved the merger agreement, the merger, the merger consideration and the other transactions and arrangements contemplated under the merger agreement; and
•
determined to recommend that ironSource’s shareholders vote in favor the merger agreement, the merger, the merger consideration, and the other transactions and arrangements contemplated under the merger agreement.

Accordingly, the ironSource board (excluding directors who may be deemed to have a personal interest in the merger, as defined under the Companies Law) unanimously recommends that you vote FOR the ironSource merger proposal.
Quorum and Voting
Pursuant to ironSource’s articles of association, the quorum required for the ironSource special general meeting—in order to hold each of the three separate class or combined meetings required for approval of the merger—is two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the relevant class of ironSource ordinary shares (Class A or Class B), or, in the case of the combined Class A-Class B meeting, the combined voting power of the ironSource ordinary shares (Class A and Class B), after taking into account the relative voting power of each class (one vote or five votes, per share, respectively). If a quorum is not present within 30 minutes from the time appointed for any of the class or combined meetings to be held at the ironSource special general meeting, the applicable class or combined meeting will stand adjourned either (a) to the same day in the next week, at the same time and place (in which case ironSource will not be obligated to give notice to the relevant shareholders of the adjourned meeting), or (b) to such day and at such time and place as the chairperson of the ironSource special general meeting will determine (which may be earlier or later than the date pursuant to clause (a) above). At the adjourned meeting, any matter that was to be addressed during the ironSource special general meeting will be addressed, and any shareholder (not in default in payment of any sum referred to in the articles) present in person or by proxy shall constitute a quorum.
Banks, brokers and other nominees who hold ironSource Class A ordinary shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as the adoption and approval of a merger. On the ironSource merger proposal, if a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the shares will not be voted (referred to as a “broker non-vote”). Broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present.
On the ironSource merger proposal to be submitted to the shareholders for consideration at the ironSource special general meeting, only ironSource ordinary shares that are voted on the proposal will be counted toward determining whether such proposal is approved in each of the three class or combined meetings required for approval of the merger (as detailed above). ironSource ordinary shares present at the special general meeting that are not voted on the ironSource merger proposal, or ironSource ordinary shares present by proxy where the holder properly withheld authority to vote on the ironSource merger proposal (including broker non-votes), will not be counted in determining whether the proposal is approved by shareholders.
Each ordinary share is entitled to one vote on the ironSource merger proposal and any other item that comes before the ironSource special general meeting for the relevant class meeting of ironSource ordinary shares (Class A or Class B), or, in the case of the combined Class A-Class B meeting, in accordance with the relative voting power of such share (one vote, and five votes, per Class A ordinary, and Class B ordinary, shares, respectively). If two or more persons are registered as joint holders of any ordinary share, the right to attend the ironSource special general meeting will be conferred upon each of such joint owners, but the right to vote at the ironSource special general meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the special general meeting, in person or by proxy. For this purpose, seniority will be determined by the order in which the names appear in ironSource’s shareholder register.
Voting Results
The preliminary voting results will be announced at the ironSource special general meeting. The final voting results will be tallied by ironSource’s General Counsel based on the information provided by Broadridge Financial Solutions and will be published following the ironSource special general meeting in a Report of Foreign Private Issuer on Form 6-K.
Voting of Proxies and Voting Instruction Forms
Shares Held by ironSource Shareholders of Record
The proxy card(s) that will be mailed to ironSource’s shareholders of record, and that can be completed, signed and returned in the envelope(s) that will be enclosed with them, provide the primary means for authorizing the voting of ironSource ordinary shares by those shareholders. If you have lost or misplaced the proxy card(s) mailed to you, you may print a copy of those proxy card(s) from the Investor Relations page on ironSource’s website at https://investors.is.com/, and may complete and sign those proxy card(s) (indicating the name of the shareholder of record) and return it or them, to ironSource’s Investor Relations team via e-mail to ir@is.com. ironSource reserves the right to require further identifying information from you if you submit your proxy card(s) in that manner.
All votes from ironSource record shareholders should be received by the ironSource transfer agent by 11:59 p.m., Eastern Standard Time, on     , 2022 (or such earlier deadline as may be indicated on the proxy card), or received at ironSource’s Israeli offices by      (Israel time), on      , 2022, in order to be counted towards the tallies of ironSource Class A ordinary shares, ironSource Class B ordinary shares, and the combined tally of ironSource Class A ordinary shares and ironSource Class B ordinary shares, being voted at the class or combined meetings to be held at the ironSource special general meeting.
In the alternative to the foregoing voting methods, a proxy card may be presented in person to the chairperson of the ironSource special general meeting at such meeting in order to be counted towards the tally of votes at the meeting. If you are an ironSource registered shareholder and attend the ironSource special general meeting, you may vote in person, and if you so vote, your proxy will not be used.
Even if you plan to attend the ironSource special general meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares using a proxy. DO NOT enclose or return your ironSource share certificate(s) with your proxy. Properly executed proxies that do not contain voting instructions will not be voted in respect of the ironSource merger proposal (unless the required confirmation is provided under Item 1A of the proxy card that the shareholder is not a Unity Affiliate, in which case the proxy will be voted in favor of the ironSource merger proposal).
ironSource Shares Held in “Street Name” on the NYSE
If your ironSource Class A ordinary shares are held on the NYSE, either in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the voting instruction form provided by your bank, broker or other nominee, or by providing voting instructions via the Internet (at www.proxyvote.com) or via telephone (as per the directions on the enclosed voting instruction form). If you plan to attend the ironSource special general meeting and vote in person, you will be required to present a “legal proxy” from your bank, broker or other nominee, along with an account statement showing ownership of your ironSource shares as of the ironSource record date, in order to be given a ballot to vote the shares in person at the meeting.

Revoking or Changing Your Vote
Shares Held by ironSource Registered Shareholders
If you are a shareholder of record of ironSource, any proxy that you give pursuant to this solicitation may be revoked by you at any time before it is voted. Proxies may be revoked in one of three ways:
•
you can send a written notice stating that you would like to revoke your proxy, which notice must be received in our offices at least six hours prior to the time set for beginning the ironSource special general meeting (i.e., by      (Israel time), on     , 2022);

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or
•
you can attend the ironSource special general meeting, and file a written notice of revocation or make an oral notice of revocation of your proxy with the chairperson of the special general meeting and then vote in person. Your attendance at the special general meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to ironSource in advance of the ironSource special general meeting should be delivered to ironSource’s principal executive offices, located at 121 Menachem Begin Street, Tel Aviv 6701203, Israel, Attention: Dalia Litay, General Counsel, or hand-delivered to ironSource’s Chairman of the Board at or before the taking of the vote at the special general meeting.
ironSource Shares Held in “Street Name” on the NYSE
If your shares are held on the NYSE via a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee as to how to change those instructions.
The Proxy
Assaf Ben Ami, ironSource’s Chief Financial Officer and Dalia Litay, ironSource’s General Counsel, each individually, will serve as proxies for shareholders of ironSource under the enclosed form of proxy with respect to the matter to be voted upon at the ironSource special general meeting.
Required Vote for the ironSource Merger Proposal
The approval of the ironSource merger proposal requires three different class-related votes at special general meetings under ironSource’s articles of association, as amended, and the Companies Law. Those separate meetings at which those class-related votes will occur will be combined at the ironSource special general meeting. The affirmative vote of the holders of a majority of the voting power represented at the ironSource special general meeting in person or by proxy and voting thereon, excluding abstentions and broker non-votes, of each of the following constitute the foregoing required class-related approvals:
(1)	the ironSource Class A ordinary shares, voting as a separate class;
(2)	the ironSource Class B ordinary shares, voting as a separate class, and
(3)	the ironSource Class A ordinary shares and ironSource Class B ordinary shares, voting together as a single class.
In the foregoing combined class meeting of the ironSource Class A ordinary shares and ironSource Class B ordinary shares (i.e., approval (3) above), each ironSource Class A ordinary share is entitled to one vote, whereas each ironSource Class B ordinary share is entitled to five votes.
As described further below, each shareholder of record of ironSource will receive a separate proxy card in respect of each of (i) all ironSource Class A ordinary shares, and (ii) all ironSource Class B ordinary shares, held by them. In order to ensure that all of your ironSource ordinary shares (Class A and Class B) are voted in the relevant class meetings and the combined meeting at the ironSource special general meeting, please complete, execute and return each proxy card that you receive—for your ironSource Class A ordinary shares and your ironSource Class B ordinary shares, respectively. Because voting instruction forms relate only to shares held in “street name”, and all ironSource Class B ordinary shares convert automatically into ironSource Class A ordinary shares upon transfer to “street name”, any voting instruction form that you receive from your bank, broker or other nominee relates only to your ironSource Class A ordinary shares.
Each of the foregoing three majorities required for approval of the merger at the relevant class or combined meeting must be achieved after excluding any votes of shares of ironSource held by (a) Unity, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of the voting power or the right to appoint the chief executive officer or 25% or more of the directors of Unity or Merger Sub; (b) a person or entity acting on behalf of Unity, Merger Sub or a person or entity described in clause (a) above; or (c) a family member of, or an entity controlled by Unity, Merger Sub or any of the foregoing. Each of  (a), (b) and (c) above are referred to as a “Unity Affiliate.” In order for your vote to be counted in respect of the ironSource merger proposal, you must affirm on each proxy card and voting instruction form that you receive that you are not a Unity Affiliate (by indicating “FOR” in Item 1A of the proxy card or voting instruction form). If you do not so affirm, your vote will not count towards the relevant tallies in respect of the votes on the ironSource merger proposal.
In addition to excluding votes by Unity Affiliates (as described above), the separate votes on the ironSource merger proposal by each of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, and by the combined vote of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, will seek—to the extent required under Sections 268 270(4) and 275(a) of the Companies Law for any such vote (due to a potential personal interest of certain shareholders of ironSource in the approval of the proposal by the relevant class or combined classes of shares)—the fulfillment of either of the following conditions:
•
the majority voted in favor of the ironSource merger proposal, which includes a majority of the shares held by shareholders who are not deemed to have a personal interest (as defined under the Companies Law) in the approval of the proposal that are voted at the applicable ironSource meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by non-conflicted shareholders (as described in the previous bullet-point) voted against the ironSource merger proposal does not exceed 2% of the aggregate voting power in ironSource (on a per class or combined class basis).

For purposes of the foregoing conditions, a “personal interest” (i) includes an interest of any member of a shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendant, the spouse’s descendant, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of ironSource. In determining whether a vote cast by proxy is disinterested, the conflict of interest/ “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a conflict of interest/ personal interest in the matter being voted upon.
The foregoing additional special voting conditions will be sought for the votes at the ironSource Meeting pursuant to Sections 270(4) and 275(a) of the Companies Law, which requires that either of those conditions be met in the case of an extraordinary transaction to which a company is a party and in which a controlling shareholder has a personal interest.
Under Section 268 of the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or office holder of the company) including, with respect to the ironSource merger proposal, a person who holds 25% or more of the voting rights at the general meeting of ironSource if there is no other person who holds more than 50% of the voting rights of ironSource. For these purposes, two or more persons holding voting rights in a company, each of whom has a personal interest in the approval of the transaction being brought for approval of a company’s shareholders are considered to be joint holders. A person is presumed to be a controlling shareholder if he, she or it holds or controls, by himself, herself or itself, or together with others, one-half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

In connection with the merger, (i) certain members of the ironSource board as of the time of approval of the merger (namely, Tomer Bar-Zeev, Arnon Harish and Eyal Milrad) who serve as executive officers of ironSource, as well as certain other employees who are also shareholders of ironSource, disclosed their potential personal interest in the merger (in their capacity as employees of ironSource), and advised that they are expected to enter into new employment terms with Unity, which are expected to be discussed between them and Unity after execution of the merger agreement, and (ii) ironSource’s Chief Executive Officer is further expected to serve as a director on the Unity board after the merger. The aggregate voting rights of the ironSource shareholders who are deemed to have a personal interest in the merger by virtue of the foregoing are expected to exceed 25% of the total voting rights in the combined meeting of the ironSource Class A ordinary shares and ironSource Class B ordinary shares, and may also exceed 25% of the total voting rights in the separate class meetings of the Class A ordinary shares and ironSource Class B ordinary shares. In light of those personal interests, the ironSource merger proposal was also approved by the audit committee of ironSource’s board, prior to being approved by the ironSource board.
In order to ensure that your vote is counted in respect of all three votes on the ironSource merger proposal, please confirm in writing by indicating “FOR” in Item 1B on each proxy card and voting instruction form that you receive that you lack a personal interest in the approval of the proposal (or else check the box “AGAINST” under Item 1B if you possess such a personal interest).
Share Ownership of ironSource Directors and Executive Officers
As of the ironSource record date, directors and executive officers of ironSource beneficially owned, in the aggregate, approximately  %,  % and  % of the issued and outstanding ironSource Class A ordinary shares, issued and outstanding ironSource Class B ordinary shares, and voting power of the combined classes, respectively. See “Security Ownership of Certain Beneficial Owners and Management of ironSource” for more details concerning the beneficial ownership of ironSource ordinary shares by ironSource’s directors and executive officers.
Solicitation of Proxies
In addition to solicitation by mail, directors, officers and employees of ironSource may solicit proxies for the ironSource special general meeting from ironSource’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses. Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of ironSource ordinary shares held of record by those persons, and ironSource will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.
ironSource has retained      , a proxy solicitation firm, to perform various solicitation services in connection with the ironSource special general meeting of shareholders. ironSource will pay       a customary fee, plus phone and other related expenses, in connection with its solicitation services.        has engaged certain of its employees to assist us in connection with the solicitation of proxies.
Please do not send in any ironSource share certificates with your proxy cards or voting instruction forms.
Attending the ironSource Special General Meeting
Only ironSource shareholders, including joint holders, who held shares of record as of the close of business on    , 2022 and other persons holding valid proxies for the ironSource special general meeting are entitled to attend the meeting. All shareholders and their proxies should be prepared to present a valid photo identification. In addition, if you are a registered holder of ironSource ordinary shares, your name is subject to verification against the list of registered holders on the record date prior to being admitted to the ironSource special general meeting. ironSource’s shareholders who are not registered holders but hold shares on the NYSE through a bank, broker or other nominee in “street name” and wish to attend the meeting should be prepared to provide proof of beneficial ownership as of the record date, such as a recent account statement as of   , 2022, or similar evidence of ownership. A “street name” holder who wishes to vote his, her or its ironSource Class A ordinary shares at the ironSource meeting will be required to present a “legal proxy” from the bank, broker or other nominee through which the share are held. If you do not provide photo identification or the foregoing documentation, or comply with the other procedures outlined above upon request, you will not be admitted to the ironSource special general meeting.

Contact for Questions and Assistance in Voting
If you have a question about the merger or how to vote or revoke a proxy you should contact:

Banks and Brokers:
Email:
Other Matters
ironSource is not aware of any other business to be acted upon at the ironSource special general meeting. If, however, other matters are properly brought before the ironSource special general meeting or any adjournment or postponement of the ironSource special general meeting, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the special general meeting or any adjournment of postponement thereof.

PROPOSALS SUBMITTED TO IRONSOURCE SHAREHOLDERS
ironSource Merger Proposal
At the ironSource meeting, shareholders will be asked to consider and vote on the following proposal, which is more fully described elsewhere in this joint proxy statement/prospectus:
to approve, pursuant to the Companies Law, the merger agreement, including approval of: (i) the merger transaction pursuant to Sections 314 through 327 of the Companies Law, whereby Merger Sub will merge with and into ironSource, with ironSource surviving and becoming a direct wholly owned subsidiary of Unity (which we refer to as the “merger”); (ii) the merger; (iii) the consideration to be received by ironSource’s shareholders in the merger, other than holders of ‘Cancelled Shares’ (as defined in the merger agreement), consisting of 0.1089 of a share of Unity common stock subject to the withholding of any applicable taxes, for each ironSource ordinary share held as of immediately prior to the effective date of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, a copy of which is attached to the accompanying proxy statement/prospectus as Annex A. We refer to this proposal as the “ironSource merger proposal.”
We currently know of no other business to be transacted at the ironSource special general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the proxy card will vote upon such matters in accordance with their best judgment.
OUR BOARD OF DIRECTORS (EXCLUDING DIRECTORS WHO MAY BE DEEMED TO HAVE A PERSONAL INTEREST, AS DEFINED UNDER THE COMPANIES LAW CONCERNING THE MERGER) UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE IRONSOURCE MERGER PROPOSAL.

THE VOTING AGREEMENTS
Concurrently with the execution of the merger agreement, on July 13, 2022, certain ironSource shareholders entered into voting agreements with Unity (the “ironSource Voting Agreements”) with respect to any issued and outstanding ironSource ordinary shares beneficially owned by such shareholders, and certain Unity stockholders entered into a voting agreement with ironSource (the ”Unity Voting Agreement”) with respect to any issued and outstanding shares of Unity common stock beneficially owned by such stockholders. The following summary describes certain material provisions of the ironSource Voting Agreements and the Unity Voting Agreement, the forms of which are attached hereto as Annex D and Annex E, respectively, and are incorporated by reference herein in their entirety. The description of the ironSource Voting Agreements and the Unity Voting Agreement in this section and elsewhere in this joint proxy statement/prospectus are qualified in their entirety by reference to the complete text of the ironSource Voting Agreements and the Unity Voting Agreement.
ironSource Voting Agreements
Voting
Each ironSource shareholder subject to an ironSource Voting Agreement has irrevocably and unconditionally agreed that from the date of such shareholder’s applicable ironSource Voting Agreement until its date of termination, such shareholder will vote or cause to be voted at every meeting of ironSource shareholders or any class of ironSource shareholders all the Committed Covered Shares (as defined in the applicable ironSource Voting Agreement) that such shareholder beneficially owns, among other things:
(i)	in favor of:
(A)	the consummation of the transactions contemplated by the merger agreement, including the merger,
(B)	all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement, and
(C)
any other transaction contemplated by the merger agreement or other matters that would reasonably be expected to facilitate the merger, including any proposal to adjourn or postpone any meeting of the ironSource shareholders to a later date if there are not sufficient votes to approve the adoption of the merger agreement; and

(ii)	against:
(A)	certain alternative business combination transactions described in the merger agreement;
(B)
any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of ironSource as set forth in the merger agreement or of any ironSource shareholder as set forth in its ironSource Voting Agreements; or

(C)
any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the ironSource Voting Agreements or the merger agreement.

The obligations of each ironSource shareholder will not be affected by any ironSource Change of Recommendation. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the ironSource ordinary shares that are subject to the ironSource Voting Agreements consist of approximately 38% of the issued and outstanding ironSource Class A ordinary shares, approximately 35% of the issued and outstanding ironSource Class B ordinary shares and approximately 36% of the issued and outstanding voting right of the combined ironSource Class A ordinary shares and Class B ordinary shares.
Restrictions on Inconsistent Arrangements and Transfers
The ironSource Voting Agreements contain customary provisions restricting the shareholders from taking any action, directly or indirectly, that would reasonably be expected to make any of such shareholder’s representations or warranties under the ironSource Voting Agreements untrue or incorrect in any material respect during the term of such agreements.

Each shareholder has also agreed that, with limited exceptions, prior to the termination of such shareholder’s ironSource Voting Agreement, such shareholder will not transfer, directly or indirectly, any Covered Shares (as defined in the applicable ironSource Voting Agreement); provided, that, in addition to any permitted transfers under the ironSource Voting Agreements, each shareholder may transfer up to 10% of the Committed Covered Shares.
No Solicitation
Each ironSource shareholder subject to an ironSource Voting Agreement has agreed to be bound by and comply with the provisions of the merger agreement described under the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by ironSource” as if such shareholder was a direct party to the merger agreement.
Termination
The ironSource Voting Agreements will automatically terminate upon the earliest to occur of (i) the written consent of Unity, (ii) the Effective Time, (iii) the valid termination of the merger agreement in accordance with its terms, or (iv) the termination by Unity of any other voting agreement entered into in connection with the merger agreement or the merger.
Unity Voting Agreement
Voting
Each Unity stockholder subject to the Unity Voting Agreement has irrevocably and unconditionally agreed, severally and not jointly, that from the date of the Unity Voting Agreement until its date of termination, such stockholder will vote or cause to be voted at every meeting of Unity stockholders or any class of stockholders all the Covered Shares (as defined in the Unity Voting Agreement) that he, she or it beneficially owns, among other things:
(i)	in favor of:
(A)	the consummation of the transactions contemplated by the merger agreement, including the merger,
(B)	all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement,
(C)	any other transaction contemplated by the merger agreement, and
(D)	any proposal to adjourn or postpone any meeting of the Unity stockholders to a later date if there are not sufficient votes to approve the adoption of the merger agreement; and
(ii)	against:
(A)	certain alternative business combination transactions described in the merger agreement;
(B)
any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Unity as set forth in the merger agreement or of any such Unity stockholder as set forth in the Unity Voting Agreement; or

(C)
any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the Unity Voting Agreement or the merger agreement.

The obligations of each Unity stockholder will not be affected by any Unity Change of Recommendation. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the Unity stockholders subject to the Unity Voting Agreement beneficially owned approximately 29% of the issued and outstanding shares of Unity common stock.

Restrictions on Inconsistent Arrangements and Transfers
The Unity Voting Agreement contains customary provisions restricting the stockholders from taking any action, directly or indirectly, that would reasonably be expected to make any of such stockholder’s representations or warranties under the Unity Voting Agreement untrue or incorrect in any material respect during the term of such agreement.
Each stockholder has also agreed, severally and not jointly, that, with limited exceptions, prior to the termination of the Unity Voting Agreement, he, she or it will not transfer, directly or indirectly, any Covered Shares; provided, that, in addition to any permitted transfers under the Unity Voting Agreement, each stockholder may transfer up to 10% in the aggregate of the Covered Shares held by such stockholder as of the date of the Unity Voting Agreement.
No Solicitation
Each Unity stockholder subject to the Unity Voting Agreement has agreed, severally and not jointly, to be bound by and comply with the provisions of the merger agreement described under the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—No Solicitation by Unity” as if such stockholder was a direct party to the merger agreement.
Termination
The Unity Voting Agreement will automatically terminate upon the earliest to occur of (i) the written consent of ironSource, (ii) the Effective Time, (iii) the valid termination of the merger agreement in accordance with its terms, or (iv) the termination by ironSource of any other voting agreement entered into in connection with the merger agreement or the merger.

THE MERGER
This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the merger.
Transaction Structure
At the effective time of the merger, Merger Sub will merge with and into ironSource, with ironSource surviving the merger. As a result of the merger, the separate corporate existence of Merger Sub will cease and ironSource will be a direct wholly owned subsidiary of Unity.
Consideration to ironSource Shareholders
Upon consummation of the merger, each ironSource shareholder (subject to certain exceptions set forth in the merger agreement) will receive, for each eligible ironSource ordinary shares that is issued and outstanding as of immediately prior to the first effective time, the merger consideration of 0.1089 shares of Unity common stock rounded up or down to the nearest whole share for any fractional shares of Unity common stock resulting from the calculation and subject to the withholding of any applicable taxes. Unity will not issue fractional shares of Unity common stock in the merger.
Background of the Merger
The following chronology summarizes the key meetings and events that led to the signing of the merger agreement, but it does not purport to catalogue every conversation and correspondence among representatives of Unity, ironSource and their respective advisors. All dates and times referred to in the following chronology are Eastern Standard Time unless otherwise indicated.
The management and boards of directors of Unity and ironSource regularly reviewed the performance, strategy, competitive position, opportunities and prospects of their respective companies in light of the then-current business and economic environments, as well as developments in the industries in which the companies operate, and the opportunities and challenges facing participants in those industries. In addition, the management and board of directors of each company regularly reviewed and evaluated the possibility of pursuing various strategic alternatives and relationships as part of their respective companies’ ongoing efforts to strengthen their respective overall business and enhance value for their respective shareholders and customers, while taking into account economic, regulatory, competitive and other conditions. As part of these efforts, each of Unity and ironSource regularly maintained commercial relationships with various industry participants.
As a result of their respective regular evaluations and their prior business relationship, Unity’s management team was generally familiar with ironSource, its management team and its businesses, and ironSource’s management team was generally familiar with Unity, its management team and its businesses.
On March 8, 2022, Ms. Ingrid Lestiyo, Senior Vice President and General Manager, Operate Solutions of Unity met with Mr. Tomer Bar-Zeev, Co-Founder, Chairman and Chief Executive Officer of ironSource, in person at Unity’s San Francisco headquarters to discuss future opportunities of collaboration between the two companies.
On March 24, 2022, while ironSource’s management team was attending a gaming conference in San Francisco, Ms. Lestiyo met with Mr. Omer Kaplan, Co-Founder, and Chief Revenue Officer of ironSource in person at Unity’s San Francisco headquarters to discuss a potential partnership between the two companies.
On March 30, 2022, Mr. Kaplan contacted Ms. Lestiyo via email to arrange a video conference to further acquaint themselves and discuss a potential partnership between the two companies.
On April 7, 2022, Ms. Lestiyo, Mr. Luis Visoso, Senior Vice President and Chief Financial Officer of Unity, Mr. Assaf Ben Ami, Chief Financial Officer of ironSource, and Mr. Kaplan met by video conference to discuss in greater detail a potential partnership between the two companies.
In parallel with the foregoing discussions, members of ironSource’s and Unity’s management teams had numerous internal discussions to further acquaint themselves with each other in connection with a potential business combination. No discussions regarding price, exchange ratio or enterprise value of ironSource were estimated or discussed.

A video conference was held on April 22, 2022, among Messrs. Visoso, Ben Ami and Kaplan, during which the parties continued their discussion from the video conference on April 7. The parties agreed that continued exploratory discussions regarding a potential business combination would be appropriate.
On April 25, 2022, Mr. John Riccitiello, President, Chief Executive Officer and Executive Chairman of Unity met in person with Mr. Bar-Zeev at Unity’s San Francisco headquarters to discuss a potential partnership between the two companies. Mr. Bar-Zeev and Mr. Riccitiello agreed that an additional meeting among the management teams of the two companies would be appropriate in order for each team to learn, on a preliminary basis, about the business, goals and strategies of the other company and consider whether there is a basis for further discussions of a potential business combination.
In late April 2022, members of Unity’s management team and ironSource’s management team met on numerous occasions by video conference, to discuss, among other things, the background and business of their respective companies and potential opportunities to establish a collaboration between both companies. Unity’s management team and ironSource’s management team also had exploratory discussions regarding the potential strategic and financial benefits of a business combination transaction between Unity and ironSource in light of the business and market environments in which the two companies were operating.
On April 28, 2022, as part of regular evaluations of strategic alternatives, representatives of Unity’s management team discussed with representatives of Morgan Stanley & Co. LLC, which is referred to as “Morgan Stanley”, the merits of a combination with ironSource (among other potential alternatives). Morgan Stanley had been involved in Unity’s prior evaluations of strategic alternatives, including business combinations and corporate finance initiatives, and was generally familiar with the businesses of Unity and ironSource. Such discussion included a review of the strategic rationale and potential financial benefits of a combination with ironSource.
Also on April 28, 2022, representatives of Unity’s management team and ironSource’s management team met by video conference, and the parties confirmed their continued interest in exploring a potential business combination. No specific terms or conditions of a potential business combination were discussed.
On May 6, 2022, Mr. Visoso and Mr. Ben Ami met by video conference to discuss next steps in the business combination evaluation process, including the need to enter into a mutual confidentiality agreement and an overview of the due diligence review process.
On May 10, 2022, the ironSource board held their regularly scheduled quarterly meeting. At the meeting, Mr. Bar-Zeev updated the board on his views that the ironSource board should consider exploring strategic opportunities. Mr. Bar-Zeev further explained that ironSource management had engaged in exploratory conversations with respect to a potential business combination, though no discussions were advanced enough to present to the ironSource board. At this meeting, there was no discussions regarding specific terms of a potential business combination. The ironSource board held an initial discussion on the subject of potential strategic opportunities and collaborations and authorized Mr. Bar-Zeev to continue exploratory discussions.
During such time, Mr. Bar-Zeev conducted numerous discussions with individual ironSource board members regarding a possible merger transaction with Unity and potential approaches to discussions on premiums, price and exchange ratios.
On May 16, 2022, representatives of Unity’s management team and ironSource’s management team met by video conference and discussed potential next steps, including the need to sign a confidentiality agreement. Later that day, Unity circulated a draft confidentiality agreement for ironSource’s review.
On May 17, 2022, Unity and ironSource entered into a mutual non-disclosure and confidentiality agreement which allowed for confidential discussions to commence and the exchange of confidential information in connection with the parties’ respective due diligence reviews. The mutual non-disclosure and confidentiality agreement did not contain any standstill or exclusivity provisions.
From May 19, 2022 through May 20, 2022, Messrs. Riccitiello, Visoso, Bar-Zeev, Kaplan, and Ben Ami as well as Mr. Arnon Harish, Co-Founder, President and director of ironSource and Mr. Eyal Milrad, Co-Founder, Chief Strategy Officer and director of ironSource, met in person at ironSource’s headquarters in Tel Aviv. During these meetings, the participants discussed their (i) respective businesses, (ii) beliefs regarding potential synergy opportunities, (iii) strategic vision for the combined company and (iv) the due diligence review process.

On May 25, 2022, the ironSource board met and held initial discussions with ironSource’s management team, and representatives of Jefferies and Meitar Law Offices, ironSource’s outside Israeli legal counsel, which is referred to as “Meitar,” regarding a potential business combination with Unity. Mr. Bar-Zeev provided a brief description of the discussions held up until that time with Unity, the potential benefits that may be realized in a business combination with Unity and the risks involved in such a transaction. Meitar provided an explanation on the fiduciary duties of the board of directors in connection with a potential business combination and representatives of Jefferies discussed with the ironSource board the potential business combination involving ironSource and Unity, including potential transaction structures and potential strategic alternatives. The ironSource board authorized ironSource’s management team to continue in its discussions with Unity and proceed with a more thorough mutual due diligence process, with the assistance of Jefferies and Meitar, in order to evaluate a possible transaction with Unity. During this meeting, ironSource’s management team also explained that it would be interested in engaging Jefferies as ironSource’s financial adviser in connection with the potential business combination based on Jefferies’ qualifications and expertise as well as its reputation in investment banking and mergers and acquisitions, its prior involvement in ironSource’s strategic transactions (including in ironSource’s business combination with Thoma Bravo Advantage, a Special Purpose Acquisition Company, effected in June 2021) and its overall familiarity with the business of ironSource. At the ironSource board’s direction, ironSource’s management team subsequently engaged Jefferies as its financial adviser in connection with the potential business combination.
On May 25, 2022, Mr. Visoso, Mr. Ben Ami, and representatives of Morrison & Foerster LLP, Unity’s outside legal counsel, which is referred to as “Morrison Foerster”, Deloitte LLP, Unity’s tax advisors, and Meitar, met by video conference to discuss potential antitrust issues and potential tax consequences as well as due diligence matters and other deal related issues.
Between May 31 and June 29, 2022, the Chief Executive Officer of a publicly-traded software company and Mr. Riccitiello held several high level discussions where the Chief Executive Officer raised the possibility of pursuing a potential strategic transaction. No specific proposal was made for any particular type of transaction.
In early June 2022, at the request of ironSource, representatives of Jefferies met with ironSource’s management team, and discussed a potential business combination transaction with Unity.
On June 2, 2022, the Unity board held a regularly scheduled board meeting by video conference. Representatives of Cooley LLP, general corporate counsel to Unity, which is referred to as “Cooley,” also participated in the meeting. Unity’s management team provided an overview to the Unity board with respect to ironSource, its businesses and financial information, strategic rationale for a potential business combination with ironSource, and potential benefits that could result from and challenges associated with a potential business combination with ironSource. Following the discussion, the Unity board approved resolutions authorizing the creation of a special committee, which is referred to as the “Aroma Special Committee”, for administrative purposes to take the lead on behalf of the full board in working with Unity’s management and its advisors in evaluating and pursuing the potential business combination, and vested it with the authority to review the potential business combination with ironSource and to consult with Unity’s management team regarding the potential business combination. The Unity board appointed Mr. Roelof Botha, Mr. Egon Durban and Mr. Barry Schuler to serve as the members of the Aroma Special Committee.
Following such Unity board meeting, Mr. Riccitiello spoke by telephone with Mr. Bar-Zeev to update him on the developments following the Unity board meeting, noting the intention to continue progressing towards a potential business combination with ironSource.
On June 5, 2022, the Aroma Special Committee held a meeting by video conference, together with certain other members of the Unity board, representatives of Unity’s management team, representatives of Morgan Stanley and representatives of Morrison Foerster, to review the potential benefits and challenges of a potential business combination with ironSource, including potential valuation for a potential combination, potential synergies between the companies and ironSource’s financial performance, and to discuss potential terms as well as expected timeline for the potential business combination.
From June 7, 2022 through June 8, 2022, representatives of Unity’s management team and ironSource’s management team met in person at ironSource’s headquarters in Tel Aviv in order to evaluate whether a potential business combination would be feasible and to discuss the possible legal structure of such a transaction and the potential key terms of the proposed transaction. Also attending these meetings were representatives of Morgan

Stanley, representatives of Morrison Foerster and representatives of Herzog, Fox and Ne’eman, Unity’s outside Israeli legal counsel, which is referred to as “Herzog”, as well as representatives of Jefferies and representatives of Meitar. During these meetings, representatives of Unity’s management team and ironSource’s management team engaged in multiple discussions regarding their respective viewpoints on valuation of the potential business combination and on the ironSource revenue synergy model, as well as whether the consideration to be paid by Unity in a transaction would be comprised entirely of Unity stock or be comprised of a mixture of cash and Unity stock. Representatives of Unity’s management team and ironSource’s management team also discussed, among other things, employee retention matters, governance and potential post-transaction arrangements and other terms.
In the course of these meetings, Mr. Visoso initially proposed to ironSource a contemplated all or predominantly all stock transaction in which the consideration paid would result, in the case of an all-stock transaction, in a pro forma ownership percentage held by ironSource shareholders in the combined company of 22.4%. Representatives of ironSource’s management team indicated that they did not believe that the ironSource board would accept such transaction and that the premium per share relative to the trading price of ironSource ordinary shares was not compelling enough to warrant a change in ironSource’s plans to continue to operate as a standalone company. ironSource representatives countered with proposals in which the consideration paid would result in a pro forma ownership percentage held by ironSource shareholders in the combined company in the low thirties. During such time, Mr. Bar-Zeev conducted numerous discussions with individual ironSource board members regarding potential premiums, price and exchange ratios that were being considered and discussed by the ironSource and Unity management teams.
On June 7, 2022, the Aroma Special Committee held a meeting by video conference with representatives of Unity’s management team. Unity’s management team provided an overview of the ongoing negotiations with ironSource, including valuation discussions and the necessity of a vote by the stockholders of Unity. The Aroma Special Committee discussed potential transaction terms, including, among other things, the appropriate merger consideration, including a potential 26% to 26.3% pro forma ownership by ironSource’s shareholders in the combined company. The Aroma Special Committee confirmed management should continue to engage with ironSource to determine if a potential business combination could be achieved on acceptable terms.
Also on June 7, 2022, Mr. Visoso and representatives of affiliates of Silver Lake, which is referred to as “Silver Lake”, and affiliates of Sequoia Capital Operations, LLC, which is referred to as “Sequoia Capital”, which beneficially owned approximately 12% and 13%, respectively, of the issued and outstanding shares of Unity common stock as of June 7, 2022, began discussions regarding the potential financing options to fund the potential repurchase of Unity common stock following the closing of the potential business combination with ironSource.
On June 8, 2022, representatives of Unity’s and ironSource’s management team held further discussions regarding the transaction consideration. Representatives of Unity’s management team proposed a consideration that would result in a 26% pro forma ownership by ironSource’s shareholders in the combined company and representatives of ironSource’s management team countered with a consideration that would result in a 27% pro forma ownership by ironSource’s shareholders in the combined company. The parties ultimately reached an initial understanding that an all stock merger on the basis of a pro-forma ownership ratio in the combined company of 73.5% and 26.5%, with respect to Unity’s stockholders and ironSource’s shareholders, respectively, with an exchange ratio of 0.1089 (such that ironSource shareholders would receive 0.1089 of a share of Unity common stock for each ironSource ordinary share) may be an acceptable path forward for the respective management teams to take back and further discuss with their respective boards. The respective management teams agreed that any potential business combination would be subject to a mutual due diligence process and fully negotiated transaction documents, including a merger agreement and additional ancillary agreements.
On June 8, 2022, the Aroma Special Committee held a meeting by video conference with representatives of Unity’s management team, during which Unity’s management team provided an update on ongoing negotiations with ironSource, including the fact that the management teams of Unity and ironSource had agreed to proceed with the exploration of a potential business combination on the basis of an all-stock consideration transaction and with an exchange ratio that would result in an approximately 26.5% pro forma ownership by ironSource’s shareholders in the resulting combined company. The Aroma Special Committee also discussed, among other things, valuation scenarios, cost synergies of the two companies and potential integration matters.

Also on June 8, 2022, Mr. Visoso and representatives of Morgan Stanley held a meeting by video conference and discussed potential financing options and sources, including Silver Lake and Sequoia Capital, to fund the potential repurchase of Unity common stock following the closing of the potential business combination with ironSource.
On June 9, 2022, representatives of Unity’s management team, representatives of ironSource’s management team and representatives of their respective financial advisers met in-person and by video conference to discuss, among other things, key open issues and the process and timing to conclude a potential business combination, including the due diligence review process and immediate next steps. On the same day, representatives of Morrison Foerster delivered to representatives of Meitar a preliminary non-binding indication of interest, which is referred to as the “June 9 Term Sheet,” which described the proposed terms, conditions and structure for the combination of Unity and ironSource and which served as the basis for further exploring a potential combination.
On June 10, 2022, the ironSource board met and held a discussion on the main conclusions resulting from the various meetings with Unity as well as the information learned about Unity, potential synergies between the companies and Unity’s business as well as the potential business combination. At this meeting, at the invitation of the ironSource board, representatives of Jefferies reviewed with the ironSource board a preliminary analysis of the proposed business combination between Unity and ironSource. Meitar then provided a presentation on the proposed structure of the potential business combination and its main terms and conditions, including the anticipated tax consequences to shareholders and the process to be followed in considering, evaluating and consummating such a transaction. Meitar also provided a further explanation on the fiduciary duties of the board of directors in connection with a potential business combination. During the ironSource board’s discussion of the potential transaction with Unity, members of ironSource’s management team discussed long-term risks concerning the performance of ironSource’s existing business, including, among other things, the competitive environment and anticipated developments in the industry in which ironSource was operating. ironSource’s management team also explained the advantages in moving forward with a business combination with a significant company in the industry, such as Unity. The directors of the ironSource board discussed in detail the proposed business combination, the scope of the due diligence process and other strategic alternatives that may be available to ironSource. The directors of the ironSource board expressed the view that, to the extent that due diligence findings and business discussions would not yield a different conclusion, the proposed exchange ratio of 0.1089 appeared to be reasonable and that there were certain fundamental elements of the two businesses that lead the board to believe that a combination may result in the creation of a unique and successful combined business. The directors of the ironSource board authorized ironSource’s management team, together with representatives of Jefferies, Meitar and Latham & Watkins LLP, ironSource’s outside United States legal counsel, which is referred to as “Latham”, to proceed in discussions and the mutual due diligence.
Also on June 10, 2022, to facilitate the continued discussion of the June 9 Term Sheet, representatives of Meitar delivered to representatives of Morrison Foerster a revised draft of the June 9 Term Sheet, which contained various changes, including, among others, changes relating to treatment of ironSource’s existing equity awards, termination rights, termination fees, closing conditions and tax treatment of the proposed business combination.
Also on June 10, 2022, representatives of Morrison Foerster sent to representatives of Meitar a legal due diligence request list regarding ironSource.
Also on June 10, 2022, Mr. Visoso and representatives of Silver Lake discussed the potential issuance of approximately $1.0 billion of newly established convertible debt, which is referred to as the “PIPE Transaction”, to Silver Lake and Sequoia Capital to fund the potential repurchase of Unity common stock following the closing of the merger. Mr. Egon Durban, a member of the Unity board, is the Co-Chief Executive Officer and Managing Partner of Silver Lake, and Mr. Roelof Botha, a member of the Unity board, is a Managing Member of Sequoia Capital. That same day, representatives of Silver Lake submitted their initial proposal for the PIPE Transaction, which provided a 2.5% coupon and a 20% conversion rate.
On June 12, 2022, representatives of Morrison Foerster sent an initial draft of the merger agreement and voting agreement to representatives of Meitar. That afternoon, representatives of ironSource commenced confirmatory legal due diligence of Unity and sent to representatives of Morrison Foerster a legal due diligence request list. In the weeks following, representatives of Unity and ironSource conducted further financial and operational due diligence reviews of one another. Over the same period, each company’s legal, tax, financial and other advisers assisted each company with their due diligence reviews of the other company based on publicly available information on each company, information made available to them by each company in the virtual data room, information provided to them in emails communication, information provided by written due diligence questions and through extensive due diligence calls with the management team and advisers of each company.
On June 13, 2022, Unity’s management team, ironSource’s management team and representatives from Jefferies and Morgan Stanley met by video conference to discuss Unity’s views on potential revenue synergies and to review such synergy model prepared by both Unity’s and ironSource’s corporate development teams, using assumptions and model inputs agreed by the parties.
On June 13, 2022, Mr. Visoso, Mr. Ben Ami, and other representatives of Unity’s management team and ironSource’s management team met by video conference and discussed some of the matters included in the June 9 Term Sheet. During these discussions, the parties decided to focus on the merger agreement and other definitive documents and agreed that parties would not spend additional time revising or finalizing the June 9 Term Sheet.
Additionally on June 13, 2022, Unity’s management team, ironSource’s management team and representatives of Morrison Foerster, Meitar, and Latham, met by video conference to discuss the registration statement preparation process. The next day, representatives of Morrison Foerster, Meitar and Latham met by video conference to continue the discussion on the preparation of the registration statement. Over the span of a few weeks during the second half of June and early July 2022, members of both Unity’s and ironSource’s management teams, including Messrs. Riccitiello, Visoso, Bar-Zeev, Kaplan, Harish and Ben Ami held various calls and video conferences where updates on the diligence process, open matters and other general topics were discussed.
On June 15, 2022, ironSource opened its virtual data room, and on June 18, 2022, Unity opened its virtual data room. Thereafter the parties exchanged information through the facilitation of review of materials in the electronic data rooms as well as due diligence sessions held among the professional and legal teams of both parties as well as their outside counsel and financial advisers, as discussed above.
On June 17, 2022, the ironSource board met and held a thorough discussion on the potential business combination, the proposed terms and conditions and the status of the negotiations, with representatives of Jefferies and Meitar in attendance. At the request of the ironSource board, representatives of Jefferies reviewed with the ironSource board an updated preliminary financial analysis of the proposed transaction and an update regarding the ongoing due diligence process. ironSource management provided to the board a review of their preliminary due diligence conclusions as well as their observations relating to the potential benefits of the proposed business combination and the matters that will require further discussion in the subsequent weeks. Meitar provided a review on the main legal issues arising from the draft merger agreement and the proposed positions that may be taken by ironSource in their negotiations going forward including, their fiduciary duties, termination matters and considerations, the potential tax structure of the proposed business combination (including the ability to achieve a tax free transaction for Israeli and U.S. holders), the post-business combination board structure of the combined company, key closing conditions and covenants, necessary regulatory approvals and other various considerations to ensure a successful business combination. The board held a discussion on these subjects and authorized management and the advisers to continue in exploring the potential business combination. In addition, the board created an independent transaction committee of the board, consisting of Shlomo Dovrat, David Kostman and Daniel Pindur, and instructed the committee to monitor, oversee and direct the negotiation process of the potential business combination going forward and ultimately provide the board with its conclusions and recommendations.
On June 17, 2022, representatives of Meitar circulated to representatives of Morrison Foerster a revised draft of the merger agreement, which included proposed changes relating to, among other things, the tax treatment of the proposed business combination, board composition, Israeli tax rulings (including that certain stockholders of the combined company would become subject to certain transfer restrictions for two years after the closing of the proposed transaction, which is referred to as the “Lock Up”), reciprocity of representations and warranties of the parties, non-solicitation provisions, termination rights and fees and fee triggers, corporate governance and closing conditions, and a revised draft of the voting agreement, which included proposed changes relating to, among other things, shares subject to the voting agreement and transfers of shares permitted under the voting agreement. Over the course of the subsequent weeks, the parties and their respective advisors negotiated the open issues and exchanged numerous drafts of the merger agreement and the voting agreement.
Also on June 17, 2022, representatives of Morrison Foerster and representatives of Simpson Thacher & Bartlett LLP, which is referred to as “STB”, counsel for Silver Lake, held a telephonic meeting to discuss the potential PIPE Transaction.
On June 18, 2022, representatives of STB sent initial drafts of transaction documents for the PIPE Transaction, including the investment agreement and the indenture, to representatives of Morrison Foerster. Over the course of the subsequent weeks, the parties and their respective advisors negotiated the open issues and exchanged numerous drafts of the transaction documents for the PIPE Transaction.
On June 20, 2022, representatives of Unity’s management team and ironSource’s management team met by video conference to discuss the proposed structure of the transaction and tax treatment of the potential business combination. On the same day, representatives of Morrison Foerster, Herzog and Meitar met by video conference to discuss certain open issues in the merger agreement, including, among other things, the tax treatment of the potential business combination, board composition, Israeli tax rulings, the Lock Up, reciprocity of representations and warranties of the parties, non-solicitation provisions, termination rights and fees and closing conditions.
On June 20, 2022, the ironSource transaction committee held a meeting with ironSource’s management team and Meitar to discuss the main issues arising from the draft merger agreement provided by Unity as well as the main issues arising from the subsequent conversations that took place between Morrison Foerster, Meitar and Latham, including ironSource’s ability to solicit alternative proposals and the ironSource board’s ability to change its recommendation in response to an unsolicited superior proposal, the proposed termination fee and fee triggers, corporate governance matters, the post-business combination treatment of equity awards and the interim operating covenants applicable to each company. The ironSource transaction committee provided guidance and instructions on the main open issues.
On June 21, 2022 and June 22, 2022, representatives of Unity’s management team and ironSource’s management team met in person at Unity’s San Francisco headquarters to discuss the process and timeline of the potential business combination, key deliverables and certain other open issues in the merger agreement.
During the same period, numerous discussions occurred with respect to potential synergies between the companies, including their respective monetization businesses, potential ads and publishing business synergies, and the supporting documentation and models prepared by both Unity’s and ironSource’s corporate development teams, using assumptions and model inputs agreed to by the parties. Participants in these discussions included representatives of Unity’s management team and ironSource’s management team, representatives of Morgan Stanley, representatives of Jefferies, and representatives of Silver Lake.
On June 22, 2022, representatives of Unity’s management team, ironSource’s management team, Morrison Foerster, Herzog, Latham and Meitar met in person and by video conference to discuss certain open issues in the merger agreement, including, among other things, the tax treatment of the business combination, board composition, Israeli tax rulings, the Lock Up, reciprocity of representations and warranties of the parties, non-solicitation provisions, termination rights and fees, and closing conditions.
On June 23, 2022, at the Unity board’s direction, Unity’s management team entered into a written engagement letter with Morgan Stanley, formalizing Morgan Stanley’s role as its financial adviser in connection with the potential business combination based on Morgan Stanley’s qualifications and expertise, as well as its reputation in investment banking, mergers and acquisitions and corporate finance advisory, its prior experience with Unity, and its overall familiarity with the Unity and ironSource businesses. This formalized the engagement that started at the end of April.
On June 23, 2022 the ironSource transaction committee held a meeting with representatives of Meitar and on June 24, 2022 the ironSource transaction committee held an additional meeting also with the presence of ironSource’s management team as well as representatives of Latham, Meitar and Jefferies, to discuss the progress made in the negotiations of the merger agreement, receive an update on progress made in the due diligence process and further discuss the evaluation of the proposed business combination in light of the additional information learned by each team.

On June 24, 2022, the Mr. Visoso continued discussions with representatives of Silver Lake regarding the PIPE Transaction.
On June 25, 2022, after discussion with and at the direction of Unity’s management team, representatives of Morrison Foerster sent revised drafts of the PIPE Transaction documents to STB and, on June 28, 2022, STB sent revised drafts of the PIPE Transaction documents back to Morrison Foerster. The principal issues of negotiation related to registration rights and preemptive rights, whether Silver Lake would receive contractual rights to board seats and whether Silver Lake would be subject to a standstill following the closing of the PIPE Transaction.
On June 27, 2022, representatives of Morrison Foerster circulated a revised draft of the merger agreement to representatives of Meitar that included proposed changes relating to, among other things, the Israeli tax filings, the Lock Up period, non-solicitation provisions, efforts to obtain antitrust approvals, closing conditions and board composition following the consummation of the proposed business combination.
On June 29, 2022, representatives of Morrison Foerster, Latham and Meitar met by video conference to discuss certain open issues in the merger agreement, including, among other things, the Israeli tax filings, the Lock Up period, closing conditions and board composition following the consummation of the proposed business combination.
Also on June 29, 2022, representatives of Unity’s management team and ironSource’s management team met by video conference to conduct financial and commercial due diligence and to finalize financial models.
On June 30, 2022, the Unity board held a meeting by video conference, which was also attended by representatives of Unity’s management team and representatives of Morgan Stanley and Silver Lake, to discuss the potential business combination with ironSource and the PIPE Transaction. Representatives of Unity’s management team provided an overview on, among other things, the strategic rationale of the proposed business combination, financial forecasts, the proposed transaction terms, and the communications plan in connection with the proposed business combination. A representative of Unity’s legal department also reviewed for the Unity board the fiduciary duties of its members in connection with the potential combination and PIPE transaction. In addition, the Unity board discussed the potential benefits and drawbacks of the PIPE Transaction, as well as the potential conflicts of interest created by Messrs. Durban’s and Botha’s positions as board members of Unity and as, respectively, the Co-Chief Executive Officer of Silver Lake and a Managing Member of Sequoia Capital. Given these potential conflicts of interest, the Unity board authorized the formation of a special committee of the board, which is referred to as the “Unity Finance Committee,” of disinterested directors to, among other things, (i) evaluate and determine the possible terms of the PIPE Transaction; (ii) evaluate and negotiate all elements of the PIPE Transaction; (iii) to report to the Unity board its recommendations and determinations with respect to the PIPE Transaction, including whether such potential transaction should be approved by the Unity board; and (iv) determine to not pursue the PIPE Transaction and to terminate any and all discussions and negotiations in connection with the PIPE Transaction. The Unity board also resolved (i) not to recommend or approve the PIPE Transaction without a prior favorable recommendation from the Unity Finance Committee and (ii) to empower the Unity Finance Committee to select and retain legal counsel, financial advisers, accountants and other advisors as the Unity Finance Committee deemed necessary to assist in discharging its responsibilities. The Unity board appointed Mary Schmidt Campbell, David Helgason, Alyssa Henry, Keisha Smith-Jeremie, Michelle K. Lee, John Riccitiello and Robynne Sisco to serve as the members of the Unity Finance Committee, each of whom was determined by the Unity board to be not affiliated with ironSource and to not have an interest in the PIPE Transaction that is different from, or in addition to, the interests of Unity’s stockholders generally. Morgan Stanley, in its role as financial adviser to Unity and the Unity board, also provided financial advisory services to the Unity Finance Committee in connection with its review of the PIPE transaction.
On June 30, 2022, the ironSource transaction committee met with ironSource management and representatives of Jefferies, Meitar and Latham. At this meeting, at the request of the ironSource transaction committee, representatives of Jefferies reviewed with the ironSource transaction committee an updated preliminary financial analysis of the proposed business combination, including a financial analysis of various transaction structures and exchange ratios and a review of potential strategic alternatives. The meeting also included review by Meitar of the status of the negotiations of the merger agreement. At the end of the meeting, the transaction committee authorized management and its legal and financial advisers to continue negotiation of a potential business combination with Unity.

On July 2, 2022, representatives of Meitar circulated a revised draft of the merger agreement to representatives of Morrison Foerster, which included proposed changes relating to, among other things, the Israeli tax filings, the Lock Up period, closing conditions and board composition following the consummation of the proposed business combination.
From July 3, 2022 through July 12, 2022, numerous discussions occurred between representatives of Unity’s management team and ironSource’s management team with respect to, among other things, the parties’ combined businesses, the parties’ long-term projections, the communications strategy and plan, potential synergies between the companies, open issues with respect to the transaction documents, and benefits and challenges with respect to the potential transaction with ironSource. Participants in these discussions also included, at times, representatives of the parties’ respective legal and financial advisers. Around this time, Unity’s management team informed ironSource’s management team about the revenue forecast of their Operate business and its overall impact on Unity’s financial outlook.
Also during this period, representatives of Morrison Foerster, Herzog, Meitar and Latham continued to exchange and negotiate drafts of the merger agreement and voting agreements.
On July 4, 2022, representatives of Unity's management team and representatives of Silver Lake met by video conference to discuss outstanding issues in connection with the PIPE Transaction.
On July 5, 2022, the Unity Finance Committee held a meeting by video conference, together with representatives of Unity’s management team, Morgan Stanley and Goldman Sachs & Co. LLC which is referred to as “Goldman Sachs”, to discuss the terms of the potential PIPE Transaction and the benefits, considerations and potential outcomes of the PIPE Transaction.
On July 5, 2022, a meeting of the ironSource board was held with members of ironSource management as well as representatives of Jefferies, Latham and Meitar in attendance. At this meeting, at the request of the ironSource board, representatives of Jefferies reviewed with the ironSource board an updated preliminary financial analysis of the proposed business combination and provided a review of other potential strategic alternatives. ironSource management presented a comprehensive review of the business analysis of the proposed business combination, their due diligence findings and their integration goals, and Meitar and Latham provided a review of the terms and conditions of the merger agreement and the status of the negotiations on the open issues in the merger agreement as well as their legal due diligence findings. ironSource’s management team also informed the board about the revenue forecast of Unity’s Operate business and its overall impact on Unity’s financial outlook. The ironSource board discussed with members of ironSource’s management team and representatives of Jefferies the updated outlook provided by Unity and determined that the overall analysis of the proposed transaction should not be affected because, given the ironSource board’s view of the broader outlook of the combined company, the exchange ratio and premium on the trading price of the ironSource ordinary shares, represented a reasonable and attractive consideration for ironSource shareholders. Among other things, the ironSource board also discussed the progress in putting together arrangements to facilitate a tax-free transaction for Israeli and U.S. ironSource shareholders who represent the vast majority of ironSource’s shareholders, including the proposed Lock-Up agreements. At this meeting, the ironSource board formally approved the engagement of Jefferies as ironSource's financial advisor in connection with the proposed business combination with Unity, which such engagement was formalized by written agreement between ironSource and Jefferies on July 9, 2022. The ironSource board also discussed the proposed PIPE Transaction contemplated by Unity immediately after the business combination and the positive signaling such investment by Unity’s two major investors would send to the market. In this meeting, Meitar provided to the ironSource board with an updated analysis on the corporate approval process of the proposed business combination. In connection with the proposed business combination, (i) certain members of the ironSource board as of the time of approval of the merger (namely, Tomer Bar-Zeev, Arnon Harish and Eyal Milrad) who serve as executive officers of ironSource, disclosed their potential personal interest in the merger (in their capacity as future employees of ironSource), and advised that they are expected to enter into new employment terms with Unity upon consummation of the proposed transaction, however, discussions on these terms are expected to take place only after a merger agreement is signed, if at all, and (ii) ironSource’s Chief Executive Officer is further expected to serve as a director on the Unity board after the consummation of the proposed transaction. Accordingly, it was concluded that in addition to the ongoing service of the transaction committee of the board, the audit committee would separately hold a discussion to consider and evaluate the proposed merger, consistent with the requirements of the Companies Law under which a transaction of a company which is considered an extraordinary transaction and in which one or more directors have a personal interest requires prior approval by the audit committee.
During the week of July 5, 2022, the parties substantially completed their due diligence review of one another and members of their respective management teams, with the assistance of their respective legal advisers, conducted extensive negotiation sessions in an attempt to finalize the terms and conditions of the merger agreement and other ancillary documents.
On July 5, 2022, representatives of Unity’s management team and representatives of Silver Lake met by video conference to discuss the terms of the PIPE Transaction. The parties agreed, subject to necessary approvals, on a 2.0% coupon and a conversion rate of 20%.
On July 6, 2022, representatives of Unity, Silver Lake, Morrison Foerster and STB held a meeting by video conference to discuss open issues related to the PIPE Transaction and related documents, including, among other things, transfer restrictions, standstill provisions, voting agreements, merger agreement amendment rights, preemptive rights and board nomination rights. During this meeting, the parties reached agreement that Silver Lake would not be subject to a standstill, but also neither Silver Lake nor Sequoia Capital would receive contractual rights to board seats. Also on this day, representatives of STB conducted a legal due diligence call with members of Unity’s management team, representatives of Morrison Foerster and representatives of Silver Lake.
On July 8, 2022, the Unity Finance Committee held a meeting by video conference with representatives of Unity’s management team, Morgan Stanley, Morrison Foerster and Cooley, to further discuss the PIPE Transaction, the terms thereof, the economic and other benefits and considerations associated with the PIPE Transaction, governance matters related to the PIPE Transaction and the impact on the potential proposed business combination. A representative of Cooley reviewed the Unity board’s fiduciary duties in evaluating and considering a potential transaction. On the same day, representatives of Morrison Foerster sent drafts of the voting agreement and share lock up agreement to STB.
On July 9, 2022, representatives of Morrison Foerster and STB held a meeting by video conference to discuss open issues related to the investment agreement and related matters, including, among other things, transfer restrictions, registration rights, termination rights and merger agreement amendment rights.
On July 10, 2022, the Unity board held a meeting by video conference with representatives of Unity’s management team, Morgan Stanley, Morrison Foerster, Cooley and Silver Lake. At this meeting, Unity’s management team discussed with the Unity board, among other things, strategic rationale for the business combination, the results of the financial, accounting, tax and legal due diligence review of ironSource and its business, an update on the terms and conditions of the merger agreement and the potential financial impact of the business combination on Unity. Morgan Stanley provided the Unity board with a summary of the key financial terms of the potential transaction with ironSource and reviewed its preliminary financial analyses with respect to the potential transaction with ironSource.
On the same day, the Unity Finance Committee held a meeting with representatives of Unity’s management team, Morgan Stanley, Morrison Foerster and Cooley to discuss updates with respect to the PIPE Transaction, including, among other things, pricing considerations and strategic rationale.
On July 10, 2022, the ironSource transaction committee held a meeting to review and consider the status of the merger agreement and the conclusions of ironSource’s business, financial and legal due diligence. At this meeting, at the request of the ironSource transaction committee, representatives of Jefferies reviewed with the ironSource transaction committee an updated preliminary financial analysis of the proposed business combination. Meitar then provided a comprehensive review of the status of the negotiations surrounding the transaction and the members of the transaction committee expressed their endorsement of the efforts to conclude the negotiations. At the conclusion of the meeting, the transaction committee resolved unanimously to recommend to the ironSource board to approve the merger agreement and the transactions contemplated thereby, including the merger.

Also on July 10, 2022, representatives of Morrison Foerster circulated a draft of Unity’s disclosure schedules to representatives of Meitar and Latham and representatives of Meitar circulated a draft of ironSource’s disclosure schedules to representatives of Morrison Foerster. Over the course of the subsequent days, the parties and their respective advisors negotiated the open issues and exchanged numerous drafts of their respective disclosure schedules.
On July 11, 2022, STB circulated to representatives of Morrison Foerster on behalf of Silver Lake and Cleary Gottlieb Steen & Hamilton LLP, which is referred to as “Cleary”, counsel for Sequoia Capital, comments to the voting agreement, which comments included removing the prohibition on transfers of shares of Unity common stock between signing of the merger agreement and the Unity stockholder vote. After discussion with representatives of Unity’s management team, the comments were forwarded to Latham and Meitar for review on July 11, 2022.
On July 11, 2022 and July 12, 2022, representatives of Unity's management team and Silver Lake held multiple calls to discuss and finalize open issues in connection with the PIPE Transaction and the voting agreement.
From July 11, 2022 through July 13, 2022, representatives of Morrison Foerster, STB and Cleary, exchanged additional drafts of, and participated in calls regarding, the PIPE Transaction documents. Copies of the PIPE Transaction documents were also provided to Latham and Meitar for review.
On July 11, 2022, the audit committee of the ironSource board convened to discuss the merger agreement and the transactions contemplated thereby. In such meeting, the members of the committee, advised by members of the transaction committee of the ironSource board, concluded that the negotiations were not impacted by the identified potential personal interests that some members of ironSource management may have due to their roles as directors of ironSource, and that the process was conducted in a manner that served the best interests of ironSource and its shareholders. It was also noted that the discussions between ironSource directors (who are also executive officers) and Unity with respect to their future employment terms shall take place only after the signing of the merger agreement and announcement of the business combination. The audit committee then unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and formally recommended that the ironSource board do the same. In addition, on such day, a meeting of the compensation committee of the ironSource board took place to consider certain provisions of the merger agreement, including a provision concerning the D&O tail insurance policy to be purchased in connection with the merger. The compensation committee authorized the purchase of such policy in accordance with the compensation policy of ironSource, subject to further discussion and evaluation and subject to the consummation of the merger.
On July 11, 2022, the ironSource board convened a meeting in which members of ironSource management and representatives of Jefferies, Meitar and Latham participated. During this meeting, representatives of Meitar provided an additional presentation to the ironSource board of its fiduciary duties in the context of the proposed business combination. Additionally, representatives of Meitar and Latham discussed with the ironSource board the proposed terms and conditions of the merger agreement, including the open points with respect thereto that had been previously identified for the board and the resolution thereof. In the meeting, the ironSource board, with the assistance of members of ironSource’s management team, then discussed in detail the projected financial information that had been previously provided to the ironSource board and representatives of Jefferies. After this discussion, the ironSource board approved the use of the projected financial information of ironSource and Unity by Jefferies and directed Jefferies to use and rely on such projected financial information for purposes of its financial analyses and opinion. Additionally, representatives of Jefferies reviewed with the ironSource board Jefferies’ financial analysis of the exchange ratio and rendered an oral opinion, confirmed by delivery of a written opinion dated July 11, 2022, to the ironSource board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in the opinion, the exchange ratio provided for in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of ironSource ordinary shares. At the request of the ironSource board, representatives of Jefferies also provided the ironSource board with a review of other potential strategic alternatives. The ironSource board, with the assistance of representatives from Jefferies, also discussed the revenue forecast of Unity’s Operate business and its overall impact on Unity’s outlook and the potential impact on the business combination with ironSource, and noted that the revenue forecast of Unity's Operate business and its potential impact were incorporated into the financial projections for Unity and reflected in Jefferies' updated financial analysis. The ironSource transaction committee and the audit committee then provided to the board their respective recommendation to approve the merger agreement and the transactions contemplated thereby.
After further discussions with its financial and legal advisors, members of ironSource’s management team rejoined the meeting. Following careful consideration of the proposed merger exchange ratio, risks related to the terms and conditions of the merger agreement, the prospects of continuing to operate ironSource as a stand-alone publicly-held entity, and the views expressed by members of the ironSource board during the meeting, in addition to the other reasons provided herein to approve the merger agreement as well as the countervailing factors described in the section titled ‘‘The Merger—Recommendation of the ironSource Board of Directors and ironSource’s Reasons for the Merger” beginning on page 94 of this joint proxy statement/prospectus, the ironSource board unanimously (excluding Mr. Bar-Zeev, Mr. Harish and Mr. Milard who may be deemed to have a personal interest in approving the merger) (a) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, ironSource and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of ironSource to its creditors, (b) approved the merger agreement and the transactions contemplated thereby, including the merger and (c) determined to recommend that the shareholders of ironSource approve the merger agreement and the transactions contemplated thereby, including the merger.
On July 12, 2022, Unity entered into a formal written agreement with Goldman Sachs to provide financial advice to Unity in connection with the potential acquisition of ironSource, effective as of June 16, 2022.
On July 12, 2022, the Unity Finance Committee held a meeting by video conference, together with representatives of Unity’s management team, Morgan Stanley, Morrison Foerster, and Cooley. Representatives of Morrison Foerster reminded the Unity Finance Committee of their fiduciary duties and described the legal terms of the PIPE Transaction. Representatives of Unity management and Morgan Stanley then advised the Unity Finance Committee regarding the financial impact, strategic rationale and the potential benefits and challenges of the PIPE Transaction and stock buyback. After further discussion and questions, the Unity Finance Committee unanimously found that the PIPE Transaction is advisable and in the best interests of Unity and unanimously resolved to approve and recommend the PIPE transaction and the documents related thereto to the Audit Committee of the Unity board, which is referred to as the “Unity Audit Committee”, and the Unity board. Immediately following this meeting, with Mr. Botha recusing himself, the Unity Audit Committee held a meeting by video conference, together with certain other members of the Unity board and representatives of Unity’s management team, Morgan Stanley, Morrison Foerster, and Cooley, and found that the PIPE Transaction is advisable and in the best interests of Unity and unanimously approved the PIPE Transaction and the documents related thereto. That same day, the Human Capital and Compensation Committee of the Unity board also held a meeting, together with certain other members of the Unity board and representatives of Unity’s management team, Morgan Stanley, Morrison Foerster, and Cooley, and unanimously approved the assumption of ironSource’s equity awards and equity plans by Unity in connection with the potential transaction with ironSource.
Immediately following the committee meetings described above, the Unity board held a meeting by video conference, together with members of Unity’s management team and representatives of Morgan Stanley, Morrison Foerster, Cooley and Silver Lake. The Unity board discussed first the voting agreements being sought from certain members of Unity’s management team and Silver Lake and Sequoia Capital and the limitations therein on transferring shares of Unity common stock. Representatives of Morrison Foerster again reviewed the material terms of the substantially final draft of the merger agreement. The Unity board then discussed the transaction documents related to the PIPE Transaction and received the Unity Finance Committee’s recommendation to authorize and approve the PIPE Transaction. In addition, representatives of Morgan Stanley then reviewed with the Unity board its financial analysis of the exchange ratio provided for in the merger agreement, during which time one member of the Unity board left the meeting due to other obligations. Thereafter, Morgan Stanley rendered, for the benefit of the Unity board, its oral opinion, subsequently confirmed in writing, on July 12, 2022, that as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Unity, as further described in the section “—Opinion of Unity’s Financial

Adviser” beginning on page 98 of this joint proxy statement/prospectus. Following a discussion of these matters, the members of the Unity board remaining at the meeting unanimously (i) authorized and directed the officers of Unity to finalize the negotiation of the merger agreement and other transaction documents, (ii) determined that, subject to the finalization of the merger agreement and related matters, the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Unity common stock in the merger, were fair to, and in the best interests of, Unity and Unity’s stockholders, (iii) adopted and approved the merger agreement and the transactions contemplated thereby, including the merger and the issuance of Unity common stock in connection with the merger, and (iv) resolved to recommend that Unity’s stockholders approve the issuance of Unity common stock in connection with the merger. The members of the Unity board remaining also unanimously, among other things, (i) authorized and directed the officers of Unity to finalize the negotiation of the PIPE Transaction and the related documents and (ii) subject to the finalization of the PIPE Transaction documents, authorized and approved the PIPE Transaction and the related documents.
Late in the evening of July 12, 2022, and during the early morning of July 13, 2022, the parties and their respective legal advisors resolved the remaining open issues and finalized the merger agreement and the disclosure schedules. Also during the day on July 12, 2022 through the early morning of July 13, 2022, representatives of Unity, ironSource, Silver Lake and Sequoia Capital, together with their respective legal advisors, resolved the remaining open issues in, and finalized, the voting agreements and the Lock Ups.
Prior to the opening of the U.S. stock markets on July 13, 2022 and following the finalization of all transaction documents, (i) Unity and ironSource executed and delivered the merger agreement, (ii) Unity, Silver Lake and Sequoia Capital executed and delivered the investment agreement, and (iii) the relevant security holders of Unity and ironSource executed and delivered the voting agreements and the Lock Up. On July 13, 2022, prior to the opening of the U.S. stock markets, the companies issued a joint press release and presentation materials announcing entry into the transaction and held a joint investor conference call regarding the merger.
Recommendation of the Unity Board of Directors and Unity’s Reasons for the Merger
At a meeting of the Unity board held on July 12, 2022, the Unity board: (a) determined that the merger and the issuance of shares of Unity common stock in the merger as contemplated by the merger agreement, on the terms and subject to the conditions set forth in the merger agreement, is fair to, and in the best interests of, Unity and its stockholders; (b) authorized and approved the execution, delivery and performance of the merger agreement by Unity and approved the merger and the issuance of shares of Unity common stock in the merger as contemplated by the merger agreement; and (c) recommended that Unity’s stockholders approve the Unity issuance proposal. Accordingly, the Unity board unanimously recommends that Unity’s stockholders vote “FOR” the approval of the Unity issuance proposal and “FOR” the approval of the Unity adjournment proposal.
In evaluating the merger, the Unity board consulted with members of Unity’s management team and with Unity’s outside legal counsel and financial advisers and, in reaching its determinations and recommendations, the Unity board considered a number of factors.
Many of the factors considered favored the determinations and recommendations made by the Unity board, including the following (not in any relative order of importance):
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The ability of ironSource’s business to accelerate the integration of Unity’s two solutions—Create Solutions and Operate Solutions—creating a more comprehensive offering in an end-to-end platform will better support customers’ success by allowing them to more easily create, run, publish, grow, and monetize live games and RT3D content.

•
That this integration will also create a platform which uniquely transforms the creation and growth process from a siloed, linear process, to a deeply connected one, powering more customer and creator success by driving improvements in both content and growth.

•
That ironSource’s complementary products - including on-device app discovery through Aura and cross-channel user acquisition and creative optimization through Luna - will provide customers with expanded growth capabilities, at an earlier stage in their lifecycle.

•	That the addition of ironSource’s SuperSonic publishing solution to Unity’s Create business’ existing offerings will bring best-in-class games publishing products to creators.

•
That ironSource’s leading mediation platform (“LevelPlay”), when combined with Unity’s own mediation efforts, will better connect Unity’s Create and Operate businesses, creating an integrated system that further supports creators’ success.

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The highly complementary platforms and capabilities of the businesses of Unity and ironSource and the expectation that Unity and ironSource combined will be able to create the necessary scale to deliver more innovative and diversified solutions to customers.

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That the combination of Unity’s and ironSource’s networks, together with ironSource’s leading mediation product LevelPlay, will deliver increased user reach and data scale, providing improved monetization capabilities to publishers, and potential increased return on ad spend to advertisers.

•	The financial attractiveness of the ironSource business.
•
The expectation, based on estimates provided by members of Unity’s management team prior to the execution of the merger agreement, that Unity and ironSource combined are expected to be able to achieve an annual adjusted EBITDA run-rate of $1 billion by the end of 2024 and more than $300 million annual EBITDA synergies within three years of the closing of the merger.

•
The synergies Unity expects to be able to obtain as a result of the merger due to what the Unity board believes are supported by the high quality of ironSource’s assets, substantial revenue synergies, and data scale.

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The Unity board’s knowledge of, and discussions with Unity’s management and advisors regarding, Unity’s and ironSource’s respective business operations, financial condition, earnings and prospects, taking into account ironSource’s publicly-filed information and the results of Unity’s due diligence review of ironSource.

•	That the companies’ familiarity with each other’s assets, and their similar cultures, is expected to facilitate a successful integration of the companies post-closing.
•
The breadth and depth of experience and talent of the ironSource team, and their strong track record of excellence, based on assessments by members of Unity’s management team prior to the execution of the merger agreement.

•	The recommendation of the merger by Unity’s executive management team.
•
The oral opinion of Morgan Stanley, subsequently confirmed in writing, rendered to the Unity board that, as of July 12, 2022, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Unity. Such opinion is more fully described below under “—Opinion of Unity’s Financial Adviser”.

•
The endorsement and support of the merger from Silver Lake and Sequoia, the two largest Unity stockholders, and their commitment to invest an aggregate $1 billion in a private investment in public equity (the “PIPE”) in Unity in the form of convertible notes to be issued at the closing of the merger (see “—Interests of Unity’s Directors and Executive Officers in the Merger—PIPE” for more information).

•
The review, approval and recommendation of the PIPE by a committee of the Unity board consisting solely of directors disinterested in the PIPE transaction (see “The Merger—Background of the Merger” for more information).

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The Unity board’s view that the proceeds of the PIPE, together with cash on hand, would provide Unity with ample capital to engage in a stock buyback following the closing of the merger and depending on the specific facts and circumstances related to the combined company following the closing of the merger, which was viewed by the Unity board as accretive.

•
The commitments made by certain Unity stockholders, including Silver Lake, Sequoia and Unity’s Chief Executive Officer, under the Unity Stockholder Voting Agreement to vote for and otherwise support the Unity issuance proposal and the other transactions contemplated by the merger agreement.

•	That the Unity board believes the restrictions imposed on Unity’s business and operations during the pendency of the merger are reasonable and not unduly burdensome.
•
That the exchange ratio is fixed and will not fluctuate in the event that the market price of ironSource ordinary shares increases relative to the market price of Unity common stock between the date of the merger agreement and the completion of the merger.

•	The likelihood of consummation of the merger and the Unity board’s evaluation of the likely time period necessary to close the merger.
•	That the Unity stockholders will have the opportunity to vote on the Unity issuance proposal, which is a condition precedent to the merger.
•	The representations, warranties, covenants and conditions contained in the merger agreement, including the following (which are not necessarily presented in order of relative importance):
○
That there are limited circumstances in which the ironSource board may terminate the merger agreement or change its recommendation that ironSource shareholders approve the ironSource merger proposal, and if the merger agreement is terminated by Unity as a result of a change in recommendation of the ironSource board or by ironSource in order to enter into a definitive agreement with a third party providing for the consummation of an ironSource superior proposal, then in each case ironSource has agreed to pay Unity a termination fee of $150.0 million or approximately 3.4% of the transaction value. For additional information, see the section titled “The Merger Agreement—Termination” beginning on page 156.

○
That if the merger agreement is terminated by either party because ironSource shareholders have not approved the ironSource merger proposal, then ironSource has agreed to pay Unity an expense reimbursement fee not to exceed $20.0 million. For additional information, see the section titled “The Merger Agreement—Termination” beginning on page 156.

○
That Unity has the ability, in specified circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal, as further described in the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Unity: Exceptions to No Solicitation by Unity” beginning on page 145.

○
That the Unity board has the ability, in specified circumstances, to change its recommendation to Unity stockholders to vote in favor of the Unity issuance proposal or to terminate the merger agreement in order to enter into a definitive agreement with a third party providing for the consummation of a Unity superior proposal, subject to the obligation to pay ironSource a termination fee of $150.0 million, as further described in the sections titled “The Merger Agreement—No Solicitation; Changes of Recommendation—Exceptions to No Solicitation” beginning on page 146 and “The Merger Agreement—Termination—Termination Fees” beginning on page 145.

In the course of its deliberations, the Unity board also considered a variety of risks, uncertainties and other potentially negative factors, including the following (which are not necessarily presented in order of relative importance):
•	That the merger may not be completed in a timely manner or at all and the potential consequences of non-completion or delays in completion.
•
The effect that the length of time from announcement of the merger until completion of the merger could have on the market price of Unity common stock, Unity’s operating results and Unity’s relationship with Unity’s employees, stockholders, customers, suppliers, regulators and others who do business with Unity.

•
That the integration of ironSource and Unity may not be as successful as expected and that the anticipated benefits of the merger may not be realized in full or in part, including the risk that synergies and cost-savings may not be achieved or not achieved in the expected time frame.

•
That the attention of Unity’s senior management may be diverted from other strategic priorities to implement the merger and make arrangements for the integration of ironSource’s and Unity’s operations, assets and employees following the merger.

•	The adverse impact that business uncertainty pending completion of the merger could have on Unity’s and ironSource’s respective ability to attract, retain and motivate key personnel.
•
The challenges of retaining ironSource employees following completion of the merger in light of the differences between the employee compensation practices and employee leveling and title practices at ironSource and Unity, respectively.

•	The composition of the board of directors and management of the combined company and the potential for disagreement among directors and executive officers selected from two different organizations.
•	That ironSource shareholders may not approve the ironSource merger proposal or that Unity stockholders may not approve the Unity issuance proposal.
•
The risk that antitrust regulatory authorities may not approve the merger or may impose terms and conditions on their approvals that adversely affect the business and financial results of Unity following the merger.

•
That the exchange ratio is fixed and will not fluctuate in the event that the market price of Unity common stock decreases relative to the market price of ironSource ordinary shares between the date of the merger agreement and the completion of the merger.

•
That the merger agreement imposes restrictions on Unity’s ability to solicit alternative transactions and make certain acquisitions, which are described in the sections titled “The Merger Agreement—Interim Operations of ironSource and Unity Pending the Merger” and “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on pages 136 and 142, respectively.

•
That the restrictions in the merger agreement on the conduct of Unity’s business during the period between execution of the merger agreement and the consummation of the merger, including that Unity is required to conduct its business in the ordinary course in all material respects, subject to specific limitations, which could delay or prevent Unity from pursuing certain business opportunities or strategic transactions that may arise and could have a negative impact on Unity’s ability to maintain its existing business and employee relationships.

•
That there are limited circumstances in which the Unity board may terminate the merger agreement or change its recommendation that Unity stockholders approve the Unity issuance proposal, and if the merger agreement is terminated by ironSource as a result of a change in recommendation of the Unity board or by the Unity board in order to enter into a definitive agreement with a third party providing for the consummation of a Unity superior proposal, Unity has agreed to pay ironSource a termination fee of $150.0 million. For additional information, see the section titled “The Merger Agreement—Termination” beginning on page 156.

•
That if the merger agreement is terminated by either party because Unity stockholders have not approved the Unity issuance proposal, Unity has agreed to pay ironSource an expense reimbursement fee of up to $20 million. For additional information, see the section titled “The Merger Agreement—Termination” beginning on page 156.

•
The requirement that Unity must hold a stockholder vote on the approval of the Unity issuance proposal, even if the Unity board has withdrawn or changed its recommendation in favor of the Unity issuance proposal, and the inability of Unity to terminate the merger agreement in connection with an acquisition proposal (except in the limited circumstance when it qualifies as a Unity superior proposal). For additional information, see the section titled “The Merger Agreement—No Solicitation; Changes of Recommendation” beginning on page 142.

•	The ability of the ironSource board, in certain circumstances, to terminate the merger agreement or change its recommendation that ironSource’s shareholders approve the ironSource merger proposal.
•	The transaction costs to be incurred by Unity in connection with the merger and the dilution to be experienced by Unity stockholders as a result of the issuance of Unity shares in the merger.
•	The likelihood of lawsuits being brought against Unity, ironSource or their respective boards in connection with the merger.

•
The risks associated with the occurrence of events that may materially and adversely affect the financial condition, properties, assets, liabilities, business or results of operations of ironSource and its subsidiaries but that will not entitle Unity to terminate the merger agreement.

•	The potential impact on the market price of Unity common stock as a result of the issuance of the merger consideration to ironSource shareholders.
•	Various other risks described in the section titled “Risk Factors” beginning on page 41.
The Unity board considered all of these factors as a whole and unanimously concluded that they supported a determination to approve the merger agreement and the transactions contemplated thereby, including the issuance of shares of Unity common stock in connection with the merger. The foregoing discussion of the information and factors considered by the Unity board is not exhaustive. In view of the wide variety of factors considered by the Unity board in connection with its evaluation of the merger and the complexity of these matters, the Unity board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above and any other factors, individual members of the Unity board may have viewed factors differently or given different weight or merit to different factors.
In considering the recommendation of the Unity board that the Unity stockholders vote to approve the Unity issuance proposal, Unity stockholders should be aware that the directors and executive officers of Unity may have certain interests in the merger that may be different from, or in addition to, the interests of Unity stockholders generally. The Unity board was aware of these interests and considered them when approving the merger agreement and recommending that Unity stockholders vote to approve the Unity issuance proposal, which are described in the section titled “The Merger—Interests of Unity Directors and Executive Officers in the Merger” beginning on page 123.
The foregoing discussion of the information and factors considered by the Unity board is forward-looking in nature and should be read in light of the factors described in the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 59.
Recommendation of the ironSource Board of Directors and ironSource’s Reasons for the Merger
At its meeting on July 11, 2022, the ironSource board (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of ironSource and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Unity and Merger Sub in the merger agreement, no reasonable concern exists that the surviving company, as a result of the merger, will be unable to fulfill the obligations of ironSource to its creditors; (ii) approved the merger agreement and transactions contemplated by the merger agreement, including the merger; (iii) resolved to direct that the merger agreement be submitted to the shareholders of ironSource for approval and adoption and (iv) recommended that the shareholders of ironSource vote in favor of the approval and adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement. The directors who may be deemed to have a personal interest, as defined under the Companies Law, in the merger, did not provide a vote for adopting the foregoing resolutions. The ironSource board (excluding directors who may be deemed to have a personal interest, as defined under the Companies Law, concerning the merger) recommends that you vote “FOR” the ironSource merger proposal.
The ironSource board considered many factors in making its determination that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable, fair to and in the best interests of ironSource and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Unity and Merger Sub in the merger agreement, no reasonable concern exists that the surviving company, as a result of the merger, will be unable to fulfill the obligations of ironSource to its creditors. In arriving at its determination, the ironSource board consulted with and received the advice of its outside financial and legal advisors, discussed various issues with ironSource’s management and considered a variety of factors weighing positively in favor of the merger, including, but not limited to, the following:
•
The belief of the ironSource board that the company resulting from a merger of Unity and ironSource would be well positioned to achieve future growth and generate additional returns for ironSource’s shareholders, including due to the synergies ironSource expects the combined company to be able to obtain as a result of the merger. This is due to what ironSource’s board believed to be the high quality of Unity’s assets and business, while on the other hand taking into account the status of the Company’s business and the status of the industries in which it operates, including the expected developments in the competitive landscape and manner in which these industries operate.
•
When evaluating the benefits of the combined company, the ironSource board considered many of the following, which favored the determinations and recommendations of the ironSource board, in particular the fact that the combined company is expected to (not in any relative order of importance):

○	be able to combine complementary products to create a unique, end-to-end platform that allows creators to create, publish, run, monetize and grow live games and RT3D content seamlessly;
○
be able to better integrate those products into a differentiated platform offering that transforms and streamlines how live games, RT3D apps and services are made and scaled, by turning the current linear creation and growth process into a deeply connected, data-driven, and interactive one;

○
be able to better connect Unity’s Create and Operate offerings-specifically by leveraging ironSource’s Supersonic publishing solution and LevelPlay mediation product-to unlock growth opportunities for creators;

○	be able to leverage a differentiated platform offering in a competitive marketplace;
○
drive better results and performance for customers through increased user reach, and greater scale and diversity of data, including increased revenue for app developers and better return on ad spend for advertisers;

○
increase the number of successful creators, by offering critical tools like marketability testing, and cross-channel app marketing and monetization to developers at an earlier stage in their lifecycle;

○
increase the number of successful games by integrating ironSource’s Supersonic publishing solution more deeply into the game creation stage, thereby increasing access to best-in-class publishing products for long-tail developers and helping them to launch and scale successful games;

○	be able to continue investing heavily in R&D and product development to continue developing compelling and differentiated products; and
○
drive continued innovation within the game industry and in verticals outside of gaming by leveraging a shared culture of developing technologies designed to democratize the creation and growth of RT3D app and game-based businesses.

•	Current and historical market prices for ironSource shares and the fact that the merger consideration represents a premium compared with the exchange ratio of ironSource shares to Unity shares.
•
ironSource’s competitive position, strategic options and prospects, as well as the financial plan and prospects if ironSource were to remain an independent public company, and the potential impact of those factors on the trading price of ironSource Class A ordinary shares.

•
The expectation that the industries in which ironSource operates will undergo consolidation in the coming years and that ironSource should ideally be in a position to make strategic decisions based on all available options and have the ability to lead the market going forward.

•	The belief that considering all other options, Unity is compelling potential partner in terms of synergies, culture and business fit.
•
The significant elements of ironSource’s business and operating strategy that will benefit from the combination with Unity, including the fact that based on estimates prepared by each of the respective management teams prior to the execution of the merger agreement, that Unity and ironSource combined are expected to be able to achieve annual Adjusted EBITDA run-rate of $1 billion by the end of 2024 and more than $300 million annual EBITDA synergies within three years of the closing of the merger.

•
The synergies that the combined company expects to be able to obtain as a result of the merger due to what the ironSource board believes are the high quality of Unity’s assets, including substantial revenue synergies and data scale.

•
Based on a $4.4 billion valuation of ironSource in the merger, the merger consideration represented a premium of 74% to the 30 day average exchange ratio as of July 13, 2022, the date of the public announcement of the merger agreement.

•
Following the merger, ironSource shareholders will also have the opportunity as stockholders of Unity to participate in the value of the combined company, including the expected future growth and expected synergies, which the ironSource board viewed as an important opportunity for ironSource shareholders from the perspective of maximizing long-term returns, rather than being cashed out from their investment in ironSource, had the merger consideration consisted of cash.

•
The expectation that the merger of the respective businesses of the two companies will transform the combined company into a highly profitable and free cash flow positive company as a result of synergies between the companies.

•
The ironSource board’s belief that the merger consideration represents the highest consideration that Unity was willing to pay and the highest per share value reasonably obtainable for ironSource’s shareholders, in each case, as of the date of the merger agreement, with the ironSource board basing this belief on ironSource’s negotiations with Unity and a number of factors, including the fact that the exchange ratio represented a premium of 74% to the 30 day average exchange ratio as of July 13, 2022, and the fact that Unity would be required to obtain stockholder approval for the deal, due to Unity’s inability to issue more than 20% of its outstanding common stock without such approval.

•	The intention of ironSource that the merger will be tax free to Israeli shareholders pursuant to the 103K Ruling and the provisions included in the merger agreement in order to obtain such ruling.
•	The intention of ironSource and Unity that the merger qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code.
•
The ironSource board considered the financial analyses reviewed and discussed with the ironSource board by representatives of Jefferies, ironSource’s financial adviser, as well as the opinion dated July 11, 2022, of Jefferies to the ironSource board as to the fairness, from a financial point of view and as of such date, to the holders of ironSource ordinary shares of the exchange ratio provided for in the merger pursuant to the merger agreement, which opinion was based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as further described under the heading “—Opinion of ironSource’s Financial Adviser”.

•
The ironSource board considered the nature of the closing conditions included in the merger agreement, including the absence of any financing conditions or related contingencies with respect to the merger consideration, as well as the anticipation that regulatory approvals, including with HSR Act clearance, are likely to be obtained, based on the analysis performed in this respect.

•	The ironSource board considered the identity of Unity, which is a reputable company with a strong business model.
•
The ironSource board considered the terms of the merger agreement, including the parties’ respective representations, warranties and covenants, the conditions to their respective obligations to complete the merger and the ability of the respective parties to terminate the merger agreement. The ironSource board noted that the termination or “breakup” fee provisions of the merger agreement could have the effect of discouraging competing proposals for a business combination between ironSource and a third party, but that such provisions are customary for transactions of this size and type. The ironSource board considered that the amount of the termination fee, which amount is equal to $150.0 million, or approximately 3.4% of the transaction value, was within a reasonable range.

•
The ironSource board considered that the merger agreement permits ironSource and the ironSource board to respond to a competing proposal that the ironSource board determines is a superior proposal, subject to certain restrictions imposed by the merger agreement and the requirement that ironSource pay the termination fee in the event that ironSource terminates the merger agreement to accept a superior proposal, and also permits the ironSource board to change its recommendation in favor of the merger in response to certain unforeseen or unforeseeable intervening events.

•
The ironSource board’s belief, based in part on advice from its legal and financial advisers, that such termination fee is reasonable, customary and would not deter any interested third party from making, or inhibit the ironSource board from approving, an acquisition proposal that would constitute a superior proposal if such proposal were available and made in accordance with the terms and conditions of the merger agreement.

•	The ability of the ironSource board, under certain circumstances, to withhold or withdraw its recommendation that ironSource’s shareholders vote to approve the merger.
•	The process run by the Company to consider, identify and evaluate other potential merger partners and/or transactions.
•
The ironSource board considered that the merger had been approved by the audit committee of ironSource’s board (in light of certain personal interests of certain executive officers and directors of ironSource in the approval of the merger), prior to being considered by the ironSource board.

•
The ironSource board considered that the transaction will result in detailed public disclosure and a substantial period of time prior to the convening of the shareholder meeting to consider the approval and adoption of the ironSource merger proposal during which a competing proposal could be brought forth.

•
The ironSource board also considered that the affirmative vote of a majority of the voting power represented at the special general meetings in person or by proxy and voting thereon (excluding abstentions and broker non-votes) of each of (x) the ironSource Class A ordinary shares, voting as a separate class, (y) the ironSource Class B ordinary shares, voting as a separate class, and (z) the ironSource Class A ordinary shares and ironSource Class B ordinary shares, voting together as a single class, is necessary for the approval of the merger.

•	The ironSource board considered that ironSource had not received any written proposals from any other potentially interested parties as of the date of the merger agreement.
•
The ironSource board considered that the merger agreement terms enable ironSource operations to continue to be headquartered in Israel, thereby ensuring that ironSource’s employees will be able to continue to work and contribute to the growth of the combined company from their current location.

•
The ironSource board also identified and considered a number of other matters, some of which are countervailing factors and risks to ironSource and its shareholders, relating to the merger and the merger agreement, including the following:

○
the possibility that the merger may not be completed and the potential adverse consequences to ironSource if the merger is not completed, including the potential (i) loss of customers, suppliers and employees; (ii) reduction in the perceived value of ironSource; and (iii) erosion of customer and employee confidence in ironSource;

○
the limitations imposed in the merger agreement on the conduct of ironSource’s business during the pre-closing period, its ability to solicit and respond to competing proposals and the ability of the ironSource board to change or withdraw its recommendation of the merger;

○
the possibilities that certain provisions of the merger agreement, including the non-solicitation and other protective provisions such as the $150.0 million termination fee payable if the merger agreement is terminated under certain circumstances, might have the effect of deterring other potential acquirers from making competing proposals that could be more advantageous to ironSource’s shareholders;

○
the fact that historically Unity has not been a profitable company, that its performance in 2022 has been affected by various factors that led to changes in guidance, and the risk that despite the parties views on the prospects of the combined company, it will not be profitable as expected or at all;

○
the additional interests of certain members of ironSource board, as of the time of approval of the merger (namely, Tomer Bar-Zeev, Arnon Harish and Eyal Milrad) who serve as executive officers and directors of ironSource, as well as certain other employees who are also shareholders of ironSource, who disclosed their potential personal interest in the merger (in their capacity as employees of ironSource), and advised that they are expected to enter into new employment terms with Unity, which are expected to be discussed between them and Unity after execution of the merger agreement, and (ii) ironSource’s Chief Executive Officer is further expected to serve as a director on the Unity board after the merger, in each case, as described more fully in the section titled “The Merger—Interests of ironSource Directors and Executive Officers in the Merger;”
○
the risk that the parties may incur significant costs and delays related to the merger, including resulting from seeking governmental consents and regulatory approvals necessary for completion of the merger; and

○	the risks of the type and nature described under “Risk Factors” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the factors considered by the ironSource board is not intended to be exhaustive, but rather includes the material factors considered by the ironSource board. The ironSource board collectively (i) determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair to and in the best interests of ironSource and its shareholders and that, considering the financial position of the merging companies, and assuming, among other things, the accuracy of the representations and warranties of Unity and Merger Sub in the merger agreement, no reasonable concern exists that the surviving company, as a result of the merger, will be unable to fulfill the obligations of ironSource to its creditors; (ii) approved the merger agreement and the transactions contemplated by the merger agreement, including the merger; and (iii) resolved to direct that the merger agreement be submitted to the shareholders of ironSource for approval and adoption and recommend that the shareholders of ironSource vote in favor of the approval and adoption of the merger agreement, the merger and the other transactions contemplated by the merger agreement, all upon the terms and subject to the conditions set forth in the merger agreement. In view of the wide variety of factors considered by the ironSource board in connection with its evaluation of the merger and the complexity of these matters, the ironSource board did not consider it practical, and did not attempt to, quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the ironSource board. Rather, the ironSource board considered all of these factors as a whole and made its recommendation based on the totality of the information available to the ironSource board, including discussions with, and questioning of, ironSource’s management and its legal and financial advisers. In considering the factors discussed above, individual members of the ironSource board may have given different weights to different factors and the factors are not presented in any order of priority.
This explanation of the ironSource board’s reasons to recommend that ironSource’s shareholders vote in favor of the ironSource merger proposal presented in this section is forward-looking in nature and, therefore, should be read in light of the factors described in the section titled “Cautionary Statement Regarding Forward-Looking Statements”.
Opinion of Unity’s Financial Adviser
Unity retained Morgan Stanley to act as financial adviser to the Unity board in connection with the merger. The Unity board selected Morgan Stanley to act as its financial adviser because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. At the meeting of the Unity board on July 12, 2022, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing, that as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Unity.
The full text of the written opinion of Morgan Stanley, dated as of July 12, 2022, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex B and is incorporated herein by reference. The summary of the opinion of Morgan Stanley is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read the entire opinion and the summary of the opinion contained in this joint proxy statement/prospectus carefully and in their entirety. Morgan Stanley’s opinion was rendered for the benefit of the Unity board, in its capacity as such, and addressed only the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to Unity as of the date of the opinion. Morgan Stanley’s opinion did not address any other aspect of the merger or related transactions, including the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or the price at which shares of Unity common stock would trade at any time in the future. The opinion was addressed to, and rendered for the benefit of, the Unity board and was not intended to, and does not, constitute advice or a recommendation to any ironSource shareholder or Unity stockholder as to how to vote or act on any matter with respect to the merger, the merger agreement or any other transactions contemplated thereby.
In connection with rendering its opinion, Morgan Stanley, among other things:
•	reviewed certain publicly available financial statements and other business and financial information of ironSource and Unity, respectively;
•	reviewed certain internal financial statements and other financial and operating data concerning ironSource and Unity, respectively;
•	reviewed certain financial projections of ironSource prepared by the management of ironSource;
•	reviewed certain financial projections of Unity prepared by the management of Unity;
•	reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of Unity;
•
discussed the past and current operations and financial condition and the prospects of Unity, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Unity;

•
discussed the past and current operations and financial condition and the prospects of ironSource, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of ironSource;

•	reviewed the pro forma impact of the merger on Unity’s cash flow, consolidated capitalization and certain financial ratios;
•	reviewed the reported prices and trading activity for ironSource Class A ordinary shares and Unity common stock;
•
compared the financial performance of ironSource and Unity and the prices and trading activity of ironSource Class A ordinary shares and Unity common stock with that of certain other publicly traded companies comparable with ironSource and Unity, respectively, and their securities;

•	participated in certain discussions and negotiations among representatives of ironSource and Unity and their financial and legal advisors;
•	reviewed the merger agreement and certain related documents; and
•	performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.
In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Unity and ironSource, and formed a substantial basis for its opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of ironSource and Unity of the future financial performance of ironSource and Unity, respectively. Morgan Stanley relied upon, without independent verification, the assessment by the management of Unity of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of ironSource and Unity; (iii) their ability to retain key employees of ironSource and Unity, respectively; and (iv) the validity of, and risks associated with, ironSource and Unity’s existing and future technologies, intellectual property, products, services and business models. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, and that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial adviser only and relied upon, without independent verification, the assessment of Unity and ironSource and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of ironSource’s officers, directors or employees, or any class of such persons, relative to the consideration to be paid to holders of ironSource ordinary shares in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of ironSource or Unity, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, July 12, 2022. Events occurring after July 12, 2022 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.
Summary of Financial Analyses
The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion dated July 12, 2022. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. In connection with arriving at its opinion, Morgan Stanley considered all of its analyses as a whole and did not attribute any particular weight to any analysis described below. Considering any portion of such analyses and factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.
In performing the financial analyses summarized below and in arriving at its opinion, Morgan Stanley utilized and relied upon certain financial projections provided by Unity’s and ironSource’s management and referred to below. For further information regarding the financial projections, see the section titled “—Certain Unaudited Prospective Financial Information” beginning on page 115.
On July 13, 2022, Unity and ironSource entered into the merger agreement pursuant to which each ironSource ordinary share (other than ironSource excluded shares) would be exchanged for 0.1089 shares of Unity common stock. This exchange ratio represented an implied price of $4.50 per ironSource ordinary share based on Unity’s share price as of the close on July 11, 2022 and an implied price of $4.33 per ironSource ordinary share based on Unity’s share price as of the close on July 12, 2022. Based on the exchange ratio and as-of the date of the merger agreement, Morgan Stanley calculated that, if the merger had occurred on such date, Unity stockholders would own approximately 73.3% of the fully diluted shares of Unity common stock based on each of Unity’s and ironSource’s fully diluted shares, including equity awards (using the treasury method) (such information provided by the managements of Unity and ironSource), and ironSource shareholders would own the remaining approximately 26.7% of Unity common stock based on each of Unity’s and ironSource’s fully diluted shares, including equity awards (using the treasury method).
Relative Public Trading Multiples
Morgan Stanley performed a public trading comparables analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for each of Unity and ironSource with comparable publicly available consensus equity analyst research estimates for selected companies that share similar business characteristics and have certain comparable operating characteristics, including, among other things, similar revenue growth rates, profitability, scale and/or other similar operating characteristics (which companies are referred to as the comparable companies).
These companies for Unity were the following:
•	Atlassian Corporation Plc;
•	Avalara, Inc.;
•	CrowdStrike Holdings, Inc.;
•	Datadog, Inc.;
•	Elastic N.V.;
•	Matterport, Inc.;
•	Okta, Inc.;
•	UiPath Inc.;
•	Veeva Systems Inc.;
•	Wix.com Ltd.;
•	ZoomInfo Technologies Inc.; and
•	Zscaler, Inc.;
•	AppLovin Corporation;
•	Digital Turbine, Inc.;
•	The Trade Desk, Inc.; and
•	ironSource Ltd.
These companies for ironSource were the following:
•	AppLovin Corporation;
•	Digital Turbine, Inc.;
•	The Trade Desk, Inc.; and
•	Unity Software, Inc.
In the case of applying the analysis to Unity the list of comparable companies was categorized into companies comparable to Unity’s Create Solutions (as defined in Unity’s public filings) and into companies comparable to Unity’s Operate Solutions and Strategic Partnerships and Other businesses (as defined in Unity’s public filings).
For purposes of this analysis, in the case of Unity, Morgan Stanley analyzed the ratio of aggregate value, which Morgan Stanley defined as fully diluted market capitalization plus total debt, plus non-controlling interest, less cash and cash equivalents, to revenue, in each case for calendar years 2022 and 2023, of each of these comparable companies based on publicly available financial information compiled by Thomson for comparison purposes. In the case of ironSource, Morgan Stanley analyzed the ratio of (i) aggregate value to revenue and (ii) aggregate value to EBITDA, which Morgan Stanley defined as net income excluding net interest expense, income tax expense and certain other non-cash and non-recurring items, principally depreciation and amortization and stock-based compensation, in each case for calendar years 2022 and 2023, of each of these comparable companies based on publicly available financial information compiled by Thomson for comparison purposes. For the purposes of this analysis and certain other analyses described below, Morgan Stanley utilized publicly available financial information for each of Unity and ironSource available as of July 11, 2022 (the last full trading day prior to the meeting of the Unity board to approve the merger (including the Unity common stock issuance) pursuant to the merger agreement), which is referred to as the Unity street case and the ironSource street case, as applicable.
Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges, based on each of Unity’s and ironSource’s respective groups of comparable companies, of aggregate value to revenue multiples and applied these ranges of multiples to the estimated relevant metric for each of Unity and ironSource, as applicable, and selected representative ranges of aggregate value to EBITDA multiples and applied these ranges of multiples to the estimated relevant metric for ironSource, as applicable.
Based on each of Unity’s and ironSource’s fully diluted shares, including equity awards (using the treasury method), as provided by Unity and ironSource, as applicable, Morgan Stanley calculated the estimated implied exchange ratio range as set forth in the table below. Morgan Stanley calculated the high end of the exchange ratio range by dividing the highest per share price for ironSource resulting from the application of the relevant multiples described above by the lowest per share price for Unity resulting from the application of the relevant multiples described above. Morgan Stanley calculated the low end of the exchange ratio range by dividing the lowest per share price for ironSource resulting from the application of the relevant multiples described above by the highest per share price for Unity resulting from the application of the relevant multiples described above.
Public Trading Multiples	Implied Transaction Exchange Ratio Range
CY2022E AV/REVENUE
Unity street case to ironSource street case	0.055x – 0.134x
CY2023E AV/REVENUE
Unity street case to ironSource street case	0.046x – 0.142x
CY2022E AV/REVENUE (Unity) – AV/EBITDA (ironSource)
Unity street case to ironSource street case	0.054x – 0.112x
CY2023E AV/REVENUE (Unity) – AV/EBITDA (ironSource)
Unity street case to ironSource street case	0.049x – 0.122x
No company utilized in the public trading comparables analysis is identical to either Unity or ironSource. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of Unity, ironSource or Morgan Stanley. These include, among other things, the impact of competition on Unity’s or ironSource’s business and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Unity, or ironSource and the industry, and in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in and of itself a meaningful method of using comparable company data.
Relative Discounted Equity Value
Morgan Stanley performed a discounted equity value analysis, which is designed to provide insight into the potential future equity value of a company as a function of the company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value for such company’s potential future equity value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per share on a stand-alone basis for each of Unity and ironSource. To calculate the discounted equity value (i) for ironSource, Morgan Stanley utilized estimated calendar year 2024 and 2025 EBITDA from the financial projections prepared by ironSource, which Unity’s management team reviewed and directed Morgan Stanley to use in its analysis, relating to the business and operations of ironSource, which is referred to as the ironSource management case, and (ii) for Unity, Morgan Stanley utilized the estimated calendar year 2024 and 2025 revenue from the financial projections prepared by the management of Unity relating to the business and operations of Unity, which is referred to as the Unity management case. For further information regarding the financial projections, see the section titled “—Certain Unaudited Projected Financial Information” beginning on page 115.

Based upon the application of its professional judgment and experience, Morgan Stanley applied a range of EBITDA and revenue multiples (based on the range of one-year forward EBITDA and revenue multiples for the comparable companies described above under “—Relative Public Trading Multiples” beginning on page 100 and the growth profile of each of Unity and ironSource, as applicable) to these estimates and applied a discount rate of 12.9%, in the case of ironSource, and 17.0%, in the case of Unity, which rates were selected based on each company’s estimated cost of equity, which were determined by the application of the capital asset pricing model.
Based on the implied present equity values per share determined as described above for Unity relative to those determined for ironSource, Morgan Stanley calculated the following implied exchange ratio reference ranges:
Unity management case to ironSource management case	Implied Transaction Exchange Ratio Range
CY 2024E AV/Revenue (Unity) – AV/EBITDA (ironSource)	0.057x – 0.142x
CY 2025E AV/Revenue (Unity) – AV/EBITDA (ironSource)	0.061x – 0.151x
Relative Discounted Cash Flow Analysis
Morgan Stanley performed a discounted cash flow analysis, which is designed to provide an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company.
Morgan Stanley calculated the estimated present value of the stand-alone unlevered after-tax free cash flows that Unity and ironSource were each forecasted to generate during the second half of calendar year 2022 and for calendar years 2023 through 2031. For purposes of this analysis, unlevered after-tax free cash flows were calculated as EBITDA (treating stock-based compensation as an expense), less taxes, less change in net working capital and less capital expenditures and capitalized software. Financial data used in this analysis were based on the Unity management case for calendar years 2022 through 2025, and the estimates for calendar years 2026 and 2031 were developed at the direction, and approval, of the management of Unity by an extrapolation of the relevant 2025 estimates, in the case of Unity, and the ironSource management case for ironSource’s calendar years 2022 through 2027, and the estimates for ironSource’s calendar years 2028 and 2031, were developed at the direction and approval of the management of Unity by an extrapolation of the relevant calendar year 2027 estimates, in the case of ironSource.
Morgan Stanley then estimated the terminal values of ironSource at the end of the forecast period by using a range of terminal EBITDA multiples of 9.0x to 11.0x, which terminal EBITDA multiples were selected upon the application of Morgan Stanley’s professional judgment and experience. The cash flows and terminal values were then discounted to present value as of June 30, 2022 using discount rates ranging from 11.9% to 13.9%, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect a weighted average cost of capital calculation for ironSource determined by the application of the capital asset pricing model.
Morgan Stanley then estimated the terminal values of Unity at the end of the forecast period by using a range of terminal EBITDA multiples of 20.0x to 25.0x, which terminal EBITDA multiples were selected upon the application of Morgan Stanley’s professional judgment and experience. The cash flows and terminal values were then discounted to present value as of June 30, 2022 using discount rates ranging from 16.0% to 18.0%, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect a weighted average cost of capital calculation for Unity determined by the application of the capital asset pricing model.
Based on the implied per share equity value reference range for Unity relative to the per share reference range for ironSource described above, Morgan Stanley calculated the following implied exchange ratio reference range:
Relative Discounted Cash Flow	Implied Transaction Exchange Ratio Range
As of June 30, 2022	0.079x – 0.152x

Relative Contribution Analysis
Morgan Stanley compared Unity’s and ironSource’s respective percentage contributions for certain financial metrics described below to the combined company and determined the implied transaction exchange ratio range based on such contributions, in each case taking into account the current capital structure of Unity and ironSource. Morgan Stanley utilized the ironSource management case and the Unity management case, as applicable, for revenue, gross profit and EBITDA for calendar years 2023, 2024 and 2025 for each of Unity and ironSource, as applicable. Morgan Stanley calculated the high end of the exchange ratio range by taking the highest percentage contribution from ironSource for a given financial metric, adjusting for the current capital structure of Unity and ironSource, and translating such contribution into an equity ownership percentage and exchange ratio. Morgan Stanley calculated the low end of the exchange ratio range by taking the lowest percentage contribution from ironSource for a given financial metric, adjusting for the current capital structure of Unity and ironSource, and translating such contribution into an equity ownership percentage and exchange ratio.
The following table summarizes Morgan Stanley’s analysis:
ironSource Management / Unity Management Cases (2023E – 2025E)	Implied Transaction Exchange Ratio Range
Revenue	0.163x – 0.182x
Gross Profit	0.189x – 0.210x
EBITDA	0.286x – 1.658x
Other Information
Morgan Stanley observed additional factors that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data for the Unity board, including the following information described under the sections titled “—Relative Equity Research Analysts’ Future Price Targets,” “—Precedent Transaction Premia” and “—Historical Trading Ranges.”
Relative Equity Research Analysts’ Future Price Targets
Morgan Stanley reviewed public market trading price targets for Unity common stock and ironSource Class A ordinary shares prepared and published by each equity research analyst who had published price targets for both Unity and ironSource prior to July 11, 2022 (the last full trading day prior to the meeting of the Unity board to approve the merger (including the issuance of Unity common stock) pursuant to the merger agreement). These targets reflected each analyst’s estimate of the public market trading price of Unity common stock and ironSource Class A ordinary shares.
Morgan Stanley also calculated the exchange ratio implied by the analyst price targets for each analyst who had published targets for both Unity and ironSource. Morgan Stanley selected the lowest exchange ratio to derive the lowest exchange ratio implied by the analysis. Morgan Stanley selected the highest exchange ratio to derive the highest exchange ratio implied by the analysis.
The public market trading price targets published by equity research analysts who had published price targets for both Unity and ironSource do not necessarily reflect current market trading prices for Unity common stock or ironSource Class A ordinary shares, as applicable, and these estimates are subject to uncertainties, including the future financial performance of Unity and ironSource, and future financial market conditions.
12 Month Research Estimates	Implied Transaction Exchange Ratio Range
As of July 11, 2022	0.071x – 0.139x
Morgan Stanley noted the median price target for each analyst who had published targets for both Unity and ironSource resulted in an implied transaction exchange ratio of 0.103x.

Precedent Transaction Premia
Morgan Stanley performed an illustrative precedent premia analysis for ironSource by reviewing selected all-stock consideration technology and related transactions with an enterprise value of greater than $1 billion since 2014. Morgan Stanley noted the distributions of the (i) implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news) and (ii) the implied premium to average implied exchange ratio calculated by dividing the acquired company’s daily share price by the acquirer’s daily share price during the one month preceding the announcement (or the last trading day prior to share price being affected by acquisition rumors or similar merger-related news). Based on the analysis of 25th percentile and 75th percentile observed premia for such selected transactions and applying Morgan Stanley’s professional judgment and experience, Morgan Stanley selected representative ranges of premia and applied such ranges to the closing trading price as of July 11, 2022 (the last full trading day prior to the meeting of the Unity board to approve the merger (including the issuance of Unity common stock) pursuant to the merger agreement) for ironSource ordinary shares. Such application of representative ranges of premia resulted in the following implied transaction exchange ratio ranges:
Implied Transaction Exchange Ratio Range
Premium to July 11, 2022 Trading Price (25th – 75th percentile)	0.063x – 0.078x
Premium to one-month average exchange ratio preceding announcement (25th – 75th percentile)	0.062x – 0.076x
Historical Trading Ranges
Morgan Stanley noted certain trading ranges with respect to the historical share prices of ironSource Class A ordinary shares and Unity common stock. Morgan Stanley reviewed a range of closing prices of such shares for various periods ending on July 11, 2022 (the last full trading day prior to the meeting of the Unity board to approve the merger (including issuance of the Unity common stock) pursuant to the merger agreement). Morgan Stanley observed the following:
Trading Periods	Range of Trading Prices of ironSource Class A Ordinary Shares	Range of Trading Prices per Share of Unity Common Stock
Prior 10 Days	$2.30 – $2.59	$36.82 – $45.23
Prior 30 Days	$2.25 – $2.95	$32.85 – $46.81
Prior 60 Days	$2.25 – $4.74	$30.30 – $94.03
General
In connection with the review of the merger by the Unity board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses without considering all analyses as a whole would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of ironSource or Unity. In performing its analyses, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, regulatory, economic, market and financial conditions and other matters, which are beyond the control of ironSource or Unity. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.
Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the exchange ratio pursuant to the merger agreement to Unity, and in connection with the delivery of its opinion, dated July 12, 2022, to the Unity board. These analyses do not purport to be appraisals or to reflect the prices at which shares of Unity common stock or ironSource ordinary shares might actually trade.
The exchange ratio was determined by ironSource and Unity through arm’s length negotiations between ironSource and Unity and approved by the Unity board. Morgan Stanley provided advice to the Unity board during these negotiations. Morgan Stanley did not, however, recommend any specific exchange ratio to Unity or the Unity board, or that any specific exchange ratio constituted the only appropriate exchange ratio for the merger.
Morgan Stanley’s opinion and its presentation to the Unity board was one of many factors taken into consideration by the Unity board in deciding to approve the merger agreement, the issuance of Unity common stock pursuant to the merger agreement and the other transactions contemplated thereby, including the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Unity board with respect to the exchange ratio pursuant to the merger agreement, or of whether the Unity board would have been willing to agree to a different exchange ratio. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.
Morgan Stanley’s opinion was not intended to, and does not, constitute advice or a recommendation to any holder of shares of Unity common stock or ironSource ordinary shares as to how to vote or act on any matter with respect to the merger or related transactions or any other action with respect to the transactions contemplated by the merger agreement. Morgan Stanley’s opinion did not address any other aspect of the merger or related transactions, including the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or the price at which shares of Unity common stock would trade following the consummation of the merger or at any time. The Unity board selected Morgan Stanley to act as its financial adviser because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, and prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley and its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions for their own account or for the accounts of their customers, in debt or equity securities or loans of Unity, ironSource and their respective affiliates, or any other company, or any currency or commodity that may be involved in the transactions contemplated by the merger agreement or any related derivative instrument.
Under the terms of its engagement letter, Morgan Stanley provided Unity with financial advisory services and a financial opinion in connection with the merger, described in this section and attached to this joint proxy statement/prospectus as Annex B. Unity has agreed to pay Morgan Stanley for its services a fee of approximately $25 million, $22.5 million of which will be paid upon the closing of the merger, and $2.5 million of which became due and payable upon the rendering of the opinion described above. Unity has also agreed to reimburse Morgan Stanley for its reasonable expenses, including reasonable fees of outside counsel and other professional advisors incurred in connection with its engagement. In addition, Unity has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses relating to or arising out of Morgan Stanley’s engagement, including certain liabilities under the federal securities laws. In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have provided financing services to Unity and received aggregate fees of approximately $5 million to $10 million from Unity in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to Unity and ironSource and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Opinion of ironSource’s Financial Adviser
ironSource has retained Jefferies as its financial adviser in connection with the merger. In connection with this engagement, the ironSource board requested that Jefferies evaluate the fairness, from a financial point of view, to the holders of ironSource ordinary shares of the exchange ratio provided for in the merger pursuant to the merger agreement. At a meeting of the ironSource board held on July 11, 2022, Jefferies rendered an oral opinion, confirmed by delivery of a written opinion dated July 11, 2022, to the ironSource board to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken as described in its opinion, the exchange ratio provided for in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of ironSource ordinary shares.
The full text of Jefferies’ opinion, which describes the various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken by Jefferies, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. ironSource encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion was provided for the use and benefit of the ironSource board (in its capacity as such) in its evaluation of the exchange ratio from a financial point of view and did not address any other aspect of the merger or any other matter. Jefferies’ opinion did not address the relative merits of the merger or other transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to ironSource, nor did it address the underlying business decision by ironSource to engage in the merger or any term, aspect or implication of any other agreement entered into in connection with, or contemplated by or resulting from, the merger or otherwise. Jefferies’ opinion did not constitute a recommendation as to how the ironSource board or any security holder should vote or act with respect to the merger or any other matter. The following summary is qualified in its entirety by reference to the full text of Jefferies’ opinion.
In arriving at its opinion, Jefferies, among other things:
•	reviewed a draft dated July 8, 2022 of the merger agreement;
•	reviewed certain publicly available financial and other information about ironSource and Unity;
•
reviewed certain information furnished to Jefferies and approved for Jefferies’ use by ironSource management and the ironSource board, including financial forecasts and analyses, relating to the business, operations and prospects of ironSource prepared by ironSource management (the “ironSource Forecasts”);

•
reviewed certain information furnished to Jefferies and approved for Jefferies’ use by ironSource management and the ironSource board, including financial forecasts and analyses, relating to the business, operations and prospects of Unity prepared by Unity management (the “Unity Forecasts”);

•	held discussions with members of senior management of ironSource concerning the matters described in the second through fourth clauses above;
•
reviewed the share trading price history and valuation multiples for the ironSource ordinary shares and the Unity common stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	considered certain potential pro forma financial effects of the merger on ironSource and Unity utilizing the financial forecasts and estimates relating to ironSource and Unity referred to above; and
•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.
In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to Jefferies by ironSource or that was publicly available to Jefferies (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. Jefferies relied on assurances of the management of ironSource that it was not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In Jefferies’ review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did Jefferies conduct a physical inspection of any of the properties or facilities of, ironSource or Unity, and Jefferies was not furnished with and assumed no responsibility to obtain, any such evaluations, appraisals or physical inspections. Jefferies did not evaluate the solvency or fair value of ironSource, Unity or any other entity under any laws relating to bankruptcy, insolvency or similar matters.

With respect to the financial forecasts provided to and reviewed by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. However, Jefferies was advised, and Jefferies assumed, that the ironSource Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of ironSource management as to the future financial performance of ironSource and the other matters covered thereby and, at the direction of the ironSource board, Jefferies used and relied on the ironSource Forecasts in performing its analyses. Jefferies also was advised, and Jefferies assumed, that the Unity Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Unity as to the future financial performance of Unity and the other matters covered thereby and, at the direction of the ironSource board, Jefferies used and relied on the Unity Forecasts in performing its analyses. Jefferies expressed no opinion as to the ironSource Forecasts or the Unity Forecasts or the assumptions on which they were based.
Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date thereof. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies became aware after the date thereof. Jefferies relied upon the assessments of the management of ironSource as to, among other things, (i) the potential impact on ironSource and Unity of market, competitive, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the software industry and the geographic regions and local communities in which ironSource and Unity operate, and (ii) the ability of Unity to integrate the businesses of ironSource and Unity. Jefferies assumed that there would not be any developments with respect to any such matters that would have an adverse effect on ironSource, Unity or the merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to Jefferies’ analyses or opinion.
Jefferies made no independent investigation of, and Jefferies expressed no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to ironSource or Unity, and Jefferies assumed the correctness in all respects material to its analyses and opinion of all legal, regulatory, accounting and tax advice given to ironSource, the ironSource board and Unity, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting ironSource or Unity or the merger and legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement and related documents to ironSource and Unity and their respective stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the transaction to any holder of ironSource ordinary shares or Unity common stock. The ironSource board advised Jefferies that the parties intend that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Jefferies assumed that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that the final form of the merger agreement would be substantially similar to the last draft reviewed by Jefferies. Jefferies also assumed that in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the merger or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition would be imposed or occur that would have an adverse effect on ironSource, Unity or the contemplated benefits of the merger or that otherwise would be material in any respect to Jefferies’ analyses or opinion.
In addition, Jefferies was not authorized to and did not solicit any expressions of interest from any other parties with respect to the purchase or sale of all or any part of ironSource or any other alternative transaction, and Jefferies expressed no opinion as to whether any alternative transaction might result in consideration more favorable to ironSource’s shareholders than that contemplated by the merger agreement.
Jefferies’ opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to any alternative transaction or opportunity that might be available to ironSource or Unity, nor did it address the underlying business decision by ironSource or Unity to engage in the merger or the terms of the merger agreement or the documents referred to therein, including the form or structure of the merger or any term, aspect or implication of any other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from the merger or otherwise. Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of ironSource or Unity or any other party, other than the holders of ironSource ordinary shares. Jefferies expressed no view or opinion as to the price at which ironSource ordinary shares or the Unity common stock would trade or otherwise be transferrable at any time. Furthermore, Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of ironSource’s or Unity’s officers, directors or employees, or any class of such persons, in connection with the merger relative to the exchange ratio provided for in the merger pursuant to the merger agreement or otherwise. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies LLC.
In connection with rendering its opinion to the ironSource board, Jefferies performed certain financial and comparative analyses, including those described below. The following summary is not a complete description of all analyses performed and factors considered by Jefferies in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected public companies analyses summarized below, no company used as a comparison was identical or directly comparable to ironSource, Unity or the merger nor were individual multiples observed for each of the selected companies, in isolation, independently determinative of the results of Jefferies’ selected public companies analyses. These analyses necessarily involved complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies or transactions concerned.
Jefferies believes that its analyses and the summary below must be considered as a whole and in context and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Jefferies’ analyses and opinion. Jefferies did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.
The estimates of the future performance of ironSource and Unity in or underlying Jefferies’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Jefferies considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of ironSource and Unity. Estimates of the financial value of companies or businesses do not purport to be appraisals or necessarily reflect the prices at which companies, businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the implied reference ranges resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as Jefferies’ view of the actual value of ironSource, Unity or their respective businesses or securities.
The terms of the merger, including the exchange ratio, were determined through negotiations between ironSource and Unity, and the decision by ironSource to enter into the merger agreement was solely that of the ironSource board. Jefferies’ opinion and financial analyses were only one of many factors considered by the ironSource board in its evaluation of the exchange ratio and should not be viewed as determinative of the views of the ironSource board or ironSource management with respect to the merger or the exchange ratio provided for in the merger pursuant to the merger agreement.
Financial Analyses
The summary of the financial analyses described in this section titled “Financial Analyses” is a summary of the material financial analyses reviewed with the ironSource board and performed by Jefferies in connection with its analyses and opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses. The order in which the financial analyses summarized below appear does not necessarily reflect the relative importance or weight given to such analyses. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 8, 2022 and is not necessarily indicative of current or future market conditions.

For purposes of the financial analyses described below, the term “exchange ratio” means the exchange ratio provided in the merger agreement of 0.1089 of a share of Unity common stock for each outstanding ironSource Ordinary Share. The term “implied merger consideration” means $4.93 per share, based on the exchange ratio of 0.1089x and the closing price of Unity common stock of $45.23 on July 8, 2022.
ironSource Financial Analyses
Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of ironSource and the following selected publicly traded companies in the mobile technology and advertising technology industries that Jefferies considered generally relevant for purposes of analysis, based on Jefferies’ professional judgment and taking into account, among other things, business and financial profiles and market capitalizations of such companies, collectively referred to as the “ironSource selected companies”:
•	AdTheorent Holding Company, Inc.
•	AppLovin Corporation
•	Criteo S.A.
•	Digital Turbine, Inc.
•	Doubleverify Holdings, Inc.
•	Integral Ad Science Holding Corp.
•	Magnite, Inc.
•	Outbrain, Inc.
•	Perion Network Ltd.
•	PubMatic, Inc.
•	Taboola.com Ltd.
•	Tremor International Ltd
•	Viant Technology Inc.
Jefferies reviewed, among other information and to the extent publicly available, enterprise values of the ironSource selected companies, calculated as fully diluted equity values based on closing stock prices on July 8, 2022, plus total debt, preferred equity and non-controlling interests, minus cash and cash equivalents (as applicable), as a multiple of such company’s estimated revenue and estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, for the calendar years 2022 and 2023, which we refer to as 2022E Revenue, 2023E Revenue, 2022E EBITDA and 2023E EBITDA, respectively. Financial data of the ironSource selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.
The results of this analysis were as follows:
Selected Public Companies Analysis − ironSource
Financial Metric	25th Percentile	Median	75th Percentile
2022E Revenue	1.3x	2.1x	4.5x
2023E Revenue	1.1x	1.9x	3.5x
2022E EBITDA	5x	8x	12x
2023E EBITDA	4x	6x	8x
Jefferies applied a selected range of enterprise value to estimated revenue multiples of 3.0x to 4.0x and 2.5x to 3.5x, and a selected range of enterprise value to estimated EBITDA multiples of 9.0x to 13.0x and 7.0x to 10.0x, to corresponding data of ironSource based on the ironSource Forecasts for 2022E Revenue, 2023E Revenue, 2022E EBITDA and 2023E EBITDA, respectively, to determine a range of implied enterprise values for ironSource. Jefferies then subtracted ironSource’s net debt as of March 31, 2022, as provided by ironSource management, to calculate a range of implied equity values, and divided the result by the number of fully diluted shares of ironSource ordinary shares, as provided by ironSource management, to calculate a range of implied equity values per share for ironSource. This analysis indicated the reference ranges of implied equity values per share set forth in the table below, as compared to the ironSource Class A ordinary share closing price of $2.49 as of July 8, 2022 and the implied merger consideration of $4.93 per share.
Selected Public Companies Analysis – ironSource
Financial Metric	Selected Multiple Range	Implied Equity Value Per Share
2022E Revenue	3.0x – 4.0x	$2.51 – $3.20
2023E Revenue	2.5x – 3.5x	$2.57 – $3.42
2022E EBITDA	9.0x – 13.0x	$2.33 – $3.17
2023E EBITDA	7.0x – 10.0x	$2.35 – $3.16
No company utilized in the selected public companies analysis is identical to ironSource. In evaluating the selected public companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond ironSource’s and Jefferies’ control.
Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of ironSource by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that ironSource was forecasted to generate during the calendar years ending December 31, 2023 through December 31, 2027 based on the ironSource Forecasts. Terminal values of ironSource were calculated by applying to ironSource’s calendar year ending December 31, 2028 estimated adjusted EBITDA, based on the ironSource Forecasts, a range of enterprise value to adjusted EBITDA multiples of 7.0x to 11.0x, selected based on Jefferies’ professional judgment and taking into account, among other things, observed implied enterprise value to EBITDA multiples of the ironSource selected companies. The present values (as of December 31, 2022) of the unlevered free cash flows and terminal values were then calculated using a selected discount rate range of 13.1% to 14.1%, based on an estimate of ironSource’s weighted average cost of capital, to determine a range of implied enterprise values for ironSource. Jefferies then subtracted ironSource’s net debt as of March 31, 2022, as provided by ironSource management, to calculate a range of implied equity values, and divided the result by the number of fully diluted shares of ironSource ordinary shares, as provided by ironSource management, to calculate a range of implied equity values per share for ironSource. This analysis indicated a reference range of implied equity values per share of ironSource ordinary shares of $3.74 to $5.40, as compared to the ironSource Class A ordinary share closing price of $2.49 as of July 8, 2022 and the implied merger consideration of $4.93 per share.
Unity Financial Analyses
Selected Public Companies Analysis. Jefferies reviewed publicly available financial, stock market and operating information of Unity and the following selected publicly traded companies in the mobile technology and creative software industries that Jefferies considered generally relevant for purposes of analysis, based on Jefferies’ professional judgment and taking into account, among other things, business and financial profiles and market capitalizations of such companies, collectively referred to as the “Unity selected companies”:
•	Adobe, Inc.
•	ANSYS, Inc.
•	AppLovin Corporation
•	Aspen Technology, Inc.
•	Autodesk, Inc.
•	Cadence Design Systems, Inc.
•	Dassault Systemes SE
•	Digital Turbine, Inc.
•	PTC, Inc.
•	Roblox Corporation

Jefferies reviewed, among other information and to the extent publicly available, enterprise values of the Unity selected companies, calculated as fully diluted equity values based on closing stock prices on July 8, 2022, plus total debt, preferred equity and non-controlling interests, minus cash and cash equivalents (as applicable), as a multiple of such company’s estimated revenue and estimated EBITDA for the calendar years 2022 and 2023, respectively. Financial data of the Unity selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.
The results of this analysis were as follows:
Selected Public Companies Analysis – Unity
Financial Metric	25th Percentile	Median	75th Percentile
2022E Revenue	7.3x	9.2x	10.7x
2023E Revenue	6.4x	8.1x	9.7x
2022E EBITDA	20x	22x	24x
2023E EBITDA	17x	18x	22x
Jefferies applied a selected range of enterprise value to revenue multiples of 7.5x to 8.0x and 6.0x to 6.5x to corresponding data of Unity based on the Unity Forecasts for 2022E Revenue and 2023E Revenue, respectively, to determine a range of implied enterprise values for Unity. Jefferies then subtracted Unity’s net debt as of March 31, 2022, as provided by Unity management, to calculate a range of implied equity values, and divided the result by the number of fully diluted shares of Unity common stock, as provided by Unity management, to calculate a range of implied equity values per share for Unity. This analysis indicated the reference ranges of implied equity values per share set forth in the table below, as compared to the closing price of Unity common stock as of July 8, 2022 of $45.23.
Selected Public Companies Analysis – Unity
Financial Metric	Selected Multiple Range	Implied Equity Value Per Share
2022E Revenue	7.5x – 8.0x	$30.25 – $32.21
2023E Revenue	6.0x – 6.5x	$30.39 – $32.85
No company utilized in the selected public companies analysis is identical to Unity. In evaluating the selected public companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Unity’s and Jefferies’ control.
Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis of Unity by calculating the estimated present value of the standalone unlevered, after-tax free cash flows that Unity was forecasted to generate during the calendar years ending December 31, 2023 through December 31, 2027 based on the Unity Forecasts. Terminal values of Unity were calculated by applying to Unity’s calendar year ending December 31, 2028 estimated adjusted EBITDA, based on the Unity Forecasts, a range of enterprise value to adjusted EBITDA multiples of 23.0x to 27.0x, selected based on Jefferies’ professional judgment. The present values (as of December 31, 2022) of the unlevered free cash flows and terminal values were then calculated using a selected discount rate range of 12.6% to 13.6%, based on an estimate of Unity’s weighted average cost of capital, to determine a range of implied enterprise values for Unity. Jefferies then subtracted Unity’s net debt as of March 31, 2022, as provided by Unity management, to calculate a range of implied equity values, and divided the result by the number of fully diluted shares of Unity common stock, as provided by Unity management, to calculate a range of implied equity values per share for Unity. This analysis indicated a reference range of implied equity values per share of Unity common stock of $41.74 to $51.94, as compared to the closing price of Unity common stock as of July 8, 2022 of $45.23 per share.
Implied Exchange Ratio Analysis
Jefferies calculated reference ranges of implied exchange ratios, based on the selected public companies analyses and discounted cash flow analyses described above, by using the range of implied per share equity values for ironSource and the range of implied per share equity values for Unity. Jefferies calculated the range of implied exchange ratios by (i) dividing the high end of the reference ranges of per share equity values for ironSource by the low end of the reference ranges of per share equity values for Unity, and (ii) dividing the low end of the reference ranges of per share equity values for ironSource by the high end of the reference ranges of per share equity values for Unity. This analysis indicated the reference ranges of implied exchange ratios set forth in the table below, as compared to the exchange ratio provided for in the merger of 0.1089x.
Implied Exchange Ratio Analysis
Financial Metric	ironSource Implied Equity Value Per Share	Unity Implied Equity Value Per Share	Implied Exchange Ratio
Selected Public Companies Analysis
2022E EBITDA / 2022E Revenue	$2.33 – $3.17	$30.25 – $32.21	0.0725x – 0.1049x
2022E Revenue / 2022E Revenue	$2.51 – $3.20	$30.25 – $32.21	0.0779x – 0.1057x
2023E EBITDA / 2023E Revenue	$2.35 – $3.16	$30.39 – $32.85	0.0715x – 0.1041x
2023E Revenue / 2023E Revenue	$2.57 – $3.42	$30.39 – $32.85	0.0783x – 0.1124x
Discounted Cash Flow Analysis
2028E EBITDA	$3.74 – $5.40	$41.74 – $51.94	0.0721x – 0.1294x
Other Factors
Jefferies observed certain additional information that was not considered part of Jefferies’ financial analysis with respect to its opinion but was noted for informational purposes.
Illustrative Relative Contribution Analysis
Jefferies performed, for illustrative purposes, a relative contribution analysis in which Jefferies reviewed the relative contributions of ironSource and Unity on a stand-alone basis to the pro forma combined company’s estimated total net revenue, adjusted net revenue, gross profit, and adjusted EBITDA for the calendar years 2022, 2023 and 2024, respectively, based on the ironSource Forecasts and the Unity Forecasts. This analysis indicated the implied relative equity ownership percentages for ironSource and Unity in the pro forma combined company (as adjusted to reflect the capital structure of each company) set forth in the table below, as compared to the implied pro forma equity ownership percentages of 26.7% for ironSource and 73.3% for Unity, based on the exchange ratio provided for in the merger of 0.1089x.
Illustrative Relative Contribution Analysis
Financial Metric	ironSource Implied Equity Ownership Percentage	Unity Implied Equity Ownership Percentage
Total Net Revenue
2022E	38%	62%
2023E	38%	62%
2024E	36%	64%
Adjusted Net Revenue
2022E	22%	78%
2023E	22%	78%
2024E	22%	78%
Gross Profit
2022E	41%	59%
2023E	41%	59%
2024E	40%	60%
Adjusted EBITDA
2022E	N/A	N/A
2023E	85%	15%
2024E	61%	39%

Note: Adjusted Net Revenue for Unity was calculated by multiplying Unity’s Create segment revenue by 3.0 and adding Unity’s Operate segment revenue, based on a sum-of-the-parts valuation conducted by selected Wall Street analysts. Adjusted Net Revenue for ironSource was calculated by multiplying ironSource’s Publishing segment revenue (assumed to be 30% of ironSource’s Total Net Revenue) by 30% and adding ironSource’s revenue from rest of its segments. The implied equity ownership percentage of ironSource and Unity based on the relative contribution of 2022E Adjusted EBITDA was not available due to the estimated Adjusted EBITDA for Unity being negative for calendar year 2022.
Illustrative Implied Premiums Paid Analysis
Jefferies reviewed the implied premiums paid in twenty one selected stock-for-stock mergers and acquisitions transactions from January 1, 2012 through July 8, 2022 involving publicly traded U.S. companies in which the target’s shareholders owned between 20% to 30% of the pro forma combined company post-acquisition.
The 25th percentile, median and 75th percentile of the implied premiums paid to the implied exchange ratios of the target companies involved in the selected mergers and acquisitions transactions one trading day and one month prior to public announcement of such transactions, respectively, were as follows:
Illustrative Implied Premiums Paid Analysis
Premium Paid to Closing Stock Price of	25th Percentile	Median	75th Percentile
One Trading Day Prior	15%	18%	28%
One Month Prior	17%	25%	32%
Jefferies applied a selected range of implied premiums of 15% to 28% and 17% to 32% (reflecting the 25th and 75th percentile implied premiums paid derived from the analysis of the selected acquisition transactions) to the implied exchange ratio of 0.0582x, based on the closing price of ironSource Class A ordinary shares and Unity common stock on July 7, 2022 of $2.59 and $44.51 per share, respectively, one trading day prior to July 8, 2022, which, as noted above, was the date on which market data was used for Jefferies’ analysis, and to the implied exchange ratio of 0.0630x, based on the closing price of ironSource ordinary shares and Unity common stock on June 9, 2022 of $2.60 and $41.30 per share, respectively, 20 trading days or approximately one month prior to July 8, 2022. This analysis indicated a range of implied exchange ratios of 0.0672x to 0.0744x and 0.0737x to 0.0830x, respectively, as compared to the exchange ratio provided for in the merger of 0.1089x.
Miscellaneous
ironSource has agreed to pay Jefferies for its financial advisory services to ironSource in connection with the merger an aggregate fee of approximately $17.5 million, $2.0 million of which became payable upon the delivery of Jefferies’ opinion to the ironSource board and the remainder of which is payable contingent upon the consummation of the merger. In addition, ironSource agreed to reimburse Jefferies for expenses incurred in connection with Jefferies’ engagement and to indemnify Jefferies and related parties against liabilities, including liabilities under federal securities laws, arising out of or in connection with the services rendered and to be rendered by Jefferies under its engagement.
As the ironSource board was aware, Jefferies has, in the past, provided financial advisory and financing services to ironSource or its affiliates and has received aggregate fees of approximately $9.4 million from ironSource for the rendering of such services. As the ironSource board was also aware, although Jefferies has not provided financial advisory or financing services to Unity or its affiliates during the two-year period prior to the date of Jefferies’ opinion for which Jefferies and its affiliates received compensation, Jefferies and its affiliates may provide such services to ironSource or Unity and/or their respective affiliates in the future, for which services Jefferies and its affiliates would expect to receive compensation. Jefferies maintains a market in the securities of ironSource and Unity, and in the ordinary course of Jefferies’ business, Jefferies and its affiliates may trade or hold securities or financial instruments (including loans and other obligations) of ironSource or Unity and/or their respective affiliates for Jefferies’ own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities.
Jefferies was selected as ironSource’s financial adviser in connection with the merger because, among other things, Jefferies is an internationally recognized investment banking firm with substantial experience in merger and acquisition transactions and based on its familiarity with ironSource’s business and industry. Jefferies is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.
Certain Unaudited Prospective Financial Information
Information Regarding Projections
Neither Unity nor ironSource as a matter of course makes public long-term projections as to future revenues, earnings or other results given, among other reasons, the uncertainty of the underlying assumptions and estimates other than regular guidance provided in connection with earnings releases with respect to revenue, revenue growth, non-GAAP operating profit, non-GAAP operating margin, and fully diluted shares outstanding, in the case of Unity, and revenue, revenue growth, adjusted EBITDA, adjusted EBITDA margin, and fully diluted shares outstanding in the case of ironSource. However, Unity is including in this joint proxy statement/prospectus certain unaudited prospective financial information (i) for Unity’s fiscal years ending December 31, 2022 through December 31, 2025, which was then extrapolated by Unity management for the fiscal years ending December 31, 2026 through December 31, 2031 and (ii) for ironSource’s fiscal years ending December 31, 2022 through December 31, 2027, which was then extrapolated by Unity management for the fiscal years ending December 31, 2028 through December 31, 2031. Further, ironSource is including in this joint proxy statement/prospectus certain unaudited prospective financial information (i) for ironSource’s fiscal years ending December 31, 2022 through December 31, 2028 and (ii) for Unity’s fiscal years ending December 31, 2022 through December 31, 2028.
Unity Projections
The Unity projections and extrapolations provided in this section are referred to collectively as the “Unity projections.” The Unity projections for Unity were prepared by Unity management and made available to ironSource and the Unity board in connection with their respective evaluations of the merger. The Unity projections for Unity and the Unity projections for ironSource were also provided to Unity’s financial adviser, Morgan Stanley, for its use and reliance in connection with its financial analyses and opinion as described in the section titled “—Opinion of Unity’s Financial Adviser” beginning on page 98 of this joint proxy statement/prospectus. The inclusion of the Unity projections should not be regarded as an indication that any of Unity, Morgan Stanley, or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.
Unity Forward-Looking Financial Information
The Unity projections included below are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and are subject to risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. The Unity projections were, in general, prepared solely for internal use and are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that the actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial information covers multiple years into the future, such information by its nature becomes less predictive with each successive year. Unity stockholders and ironSource shareholders are urged to review the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 41 and 59, respectively, of this joint proxy statement/prospectus and those incorporated by reference described under “Information Incorporated by Reference”. The Unity projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.
The Unity projections contain certain non-GAAP financial measures. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While Unity believes that these non-GAAP financial measures provide meaningful information to help investors, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Unity’s or ironSource’s competitors and may not be directly comparable to similarly titled measures of such competitors due to potential differences in the exact method of calculation.

Unity has not provided reconciliations of the non-GAAP financial measures included in these Unity projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and the inherent difficulty in forecasting and quantifying the measures that are necessary for such reconciliation.
Neither Unity’s independent registered public accounting firm, nor any other independent accountants, have audited, compiled, examined or performed any other procedures with respect to the Unity projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. The report of Unity’s independent registered public accounting firm for the year ended December 31, 2021, incorporated by reference into this joint proxy statement/prospectus, relates to the historical consolidated financial statements of Unity. The report of the independent registered public accounting firm does not extend to the Unity projections included herein and should not be construed to do so. Furthermore, the Unity projections do not take into account any circumstances or events occurring after the dates on which they were prepared.
Readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the Unity projections set forth below. The Unity projections are not being included in this joint proxy/statement prospectus in order to influence any Unity stockholder or ironSource shareholder to make an investment decision with respect to the merger or to influence such security holders as to whether or how such holder should vote with respect to the proposals or with respect to any other matter. The inclusion of the Unity projections in this joint proxy statement/prospectus should not be regarded as an indication that the Unity projections will be necessarily predictive of actual future results, and such information should not be relied on as such. There can be no assurance that projected results or underlying assumptions will be realized, and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed. None of Unity, ironSource, or their respective officers, directors, affiliates, advisors or other representatives has made any representations regarding the ultimate performance of the combined company compared to the information included in the below unaudited prospective financial information. All of these uncertainties and contingencies are difficult to predict and many are beyond the control of Unity and/or ironSource and will be beyond the control of the combined company.
Unity stockholders and ironSource shareholders are urged to review the SEC filings of Unity and ironSource incorporated by reference into this joint proxy statement/prospectus for a description of Unity’s and ironSource’s results of operations, financial condition, liquidity and capital resources for the year ended December 31, 2021 and the quarter ended March 31, 2022.
Unity Projections for Unity
The following table presents Unity management’s financial projections for the fiscal years ending December 31, 2022 through 2025, plus extrapolations by Unity management of such estimates for the fiscal years ending December 31, 2026 through 2031.
(in millions)	Management Projections				Extrapolations
	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	$1,329	$1,670	$2,164	$2,768	$3,460	$4,290	$5,277	$6,438	$7,790	$9,347
Gross Profit	989	1,239	1,605	2,046	$2,560	3,183	3,926	4,802	5,827	7,011
Adjusted EBITDA(1)	(61)	52	245	499	692	944	1,266	1,674	2,181	2,804
Unlevered free cash flow(2)	(668)	(640)	(595)	(506)	(430)	(335)	(170)	85	452	972
(1)	Adjusted EBITDA, a non-GAAP measure, is defined as net income, before interest expense, income taxes, depreciation and amortization and excluding the impact of stock-based compensation expense.
(2)
Unlevered free cash flow, a non-GAAP measure, is defined as Adjusted EBITDA, less stock-based compensation which is treated as a cash expense, effective cash income taxes, capital expenditures and capitalized software and the impact of changes in working capital.

The unaudited prospective financial information for Unity’s fiscal years ending December 31, 2022 through December 31, 2025 was prepared by Unity management. The Unity extrapolations for Unity’s fiscal years ending December 2026 through December 31, 2031 incorporated assumptions based on the Unity projections for the fiscal year ending December 2025 and Unity management’s guidance related to Unity’s estimated long-term growth rate and margin profile. At the direction of Unity’s management, Morgan Stanley used Unity management’s financial projections and the Unity extrapolations in its analysis underlying the fairness opinion rendered to the Unity board on July 12, 2022 as described in the section titled “—Opinion of Unity’s Financial Adviser” beginning on page 98 of this joint proxy statement/prospectus.
Although presented with numerical specificity, the Unity projections were based on a number of assumptions and estimates that necessarily involve management’s judgment regarding, among other things, future performance and operating results. Unity management believes these assumptions and estimates were reasonably prepared, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, market competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 41 and 59, respectively, of this joint proxy statement/prospectus. Furthermore, the Unity projections do not take into account any of the transactions contemplated by the merger agreement, which may cause actual results to materially differ.
Unity Projections for ironSource
The following table presents ironSource’s management’s financial projections for the fiscal years ending December 31, 2022 through 2027, plus extrapolations by Unity management of such estimates for the fiscal years ending December 31, 2028 through 2031.
(in millions)	Management Projections						Extrapolations
	2022E(1)	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E
Revenue	$770	$952	$1,165	$1,401	$1,681	$2,000	$2,320	$2,621	$2,884	$3,172
Gross Profit	662	821	1,007	1,213	1,459	1,740	2,018	2,281	2,509	2,728
Adjusted EBITDA(2)	235	304	375	460	572	685	795	898	988	1,142
Unlevered free cash flow(3)	108	157	194	243	311	374	433	490	539	539
(1)
Revenue and Adjusted EBITDA used in the Unity projections for ironSource represent the middle of ironSource’s previously disclosed guidance range for 2022E performance, as set forth in a Report of Foreign Private Issuer on Form 6-K dated May 12, 2022.

(2)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation expense and certain non-recurring items.
(3)
Unlevered free cash flow, a non-GAAP measure, is defined as Adjusted EBITDA, less stock based compensation which is treated as a cash expense, effective cash income taxes, capital expenditures and capitalized software and the impact of changes in working capital. Unlevered free cash flow was calculated by Morgan Stanley based upon information provided by Unity management and derived from the ironSource projections provided to Unity. Unity management reviewed such calculated amounts and approved the use of such amounts by Morgan Stanley in its analysis.

The unaudited prospective financial information for ironSource’s fiscal years ending December 31, 2022 through December 31, 2027 was prepared by ironSource management and reviewed by Unity management. The Unity extrapolations for ironSource’s fiscal years ending December 31, 2028 through December 31, 2031 incorporated assumptions based on the Unity projections for the fiscal year ending December 2027, ironSource management’s guidance related to ironSource’s estimated long-term growth rate and margin profile, and Unity management’s assessment of such guidance. At the direction of Unity management Morgan Stanley used ironSource’s management’s financial projections and the Unity management extrapolations in its analysis underlying the fairness opinion rendered to the Unity board on July 12, 2022 as described in the section titled “—Opinion of Unity’s Financial Adviser” beginning on page 98 of this joint proxy statement/prospectus.
Although presented with numerical specificity, the Unity projections were based on a number of assumptions and estimates that necessarily involve management’s judgment regarding, among other things, future performance and operating results. Unity management believes these assumptions and estimates were reasonably prepared, but these assumptions and estimates may not be realized and are inherently subject to significant business, economic, market competitive and regulatory uncertainties and contingencies, including, among others, the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 41 and 59, respectively, of this joint proxy statement/prospectus. Furthermore, the Unity projections for ironSource do not take into account any of the transactions contemplated by the merger agreement, which may cause actual results to materially differ.
ironSource Projections
The ironSource projections provided in this section are referred to collectively as the “ironSource projections.” The ironSource projections for ironSource were prepared by ironSource management and made available to Unity and the ironSource board in connection with their respective evaluations of the merger. The ironSource projections for ironSource and the ironSource projections for Unity were also provided to ironSource’s financial adviser, Jefferies, for its use and reliance in connection with its respective financial analyses and opinion as described in the section titled “—Opinion of ironSource’s Financial Adviser” beginning on page 106 of this joint proxy statement/prospectus. The inclusion of the ironSource projections should not be regarded as an indication that any of ironSource, Jefferies, or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results.
ironSource Forward-Looking Financial Information
Prior to approval by the ironSource board of the transaction and the execution of the merger agreement, ironSource prepared certain forward-looking financial information in connection with the merger. Except as expressly provided below, the forward-looking financial information prepared by ironSource is on a standalone basis and is not intended to be added together with the forward-looking financial information provided by Unity, and adding together the forward-looking financial information for the two companies would not represent the results the combined company will achieve if the transaction is completed and does not represent forward-looking financial information for the combined company. The following forward-looking financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants or the generally accepted accounting principles in the United States, referred to as “GAAP,” with respect to forward-looking financial information.
ironSource does not, as a matter of course, make long-term projections as to future performance available to the public other than generally providing, on a quarterly basis, estimated ranges of certain expected financial results for the current or impending fiscal quarter and year in its regular earnings press releases and other investor materials, as well as providing the estimated ranges of certain expected financial results for the current and impending fiscal year in the registration statement on Form F-4 in connection with the deSPAC transaction that was consummated in June 2021. ironSource avoids making public projections for extended periods due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. As a result, ironSource does not endorse the forward-looking financial information described below as a reliable indication of future results. However, for internal purposes and in connection with evaluating the transaction, ironSource management prepared certain forward-looking financial information, referred to as the “ironSource projections,” which were made available to the ironSource board in connection with their consideration and evaluation of the transaction, to Unity in connection with its consideration and evaluation of the transaction, and to ironSource’s financial adviser, Jefferies, in connection with its financial analyses and opinion, and as a result, are included in this joint proxy statement/prospectus.
The inclusion of the ironSource projections in this joint proxy statement/prospectus should not be regarded as an indication that any of Unity, ironSource, or their respective affiliates, advisors or representatives considered the ironSource projections to be predictive of actual future events, and the ironSource projections should not be relied upon as such. This summary of the ironSource projections is not being included in this joint proxy statement/prospectus to influence your decision whether to vote in favor of any proposal. None of Unity, ironSource, or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from the ironSource projections, and none of them undertake any obligation to update or otherwise revise or reconcile the ironSource projections to reflect circumstances existing after the date the ironSource projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the ironSource projections are shown to be in error, in each case, except as may be required under applicable law.
ironSource Projections for ironSource
The ironSource projections for ironSource are based on certain financial forecasts of ironSource’s future financial and operating performance for the fiscal years ending December 31, 2022 through 2028 that were derived from Wall Street analysts’ consensus expectations then available and updated by ironSource management based on its assumptions regarding current and prospective market conditions.
In the view of ironSource management, the ironSource projections for ironSource reflected the best then currently available estimates and judgments at the time of its preparation and presented at the time of its preparation, to the best of the ironSource management’s knowledge and belief, reasonable estimates as to the future financial performance of ironSource. However, the inclusion of this information should not be regarded as an indication that ironSource, its financial adviser or any of their respective representatives or any other recipient of this information considered, or now considers, the ironSource projections to be necessarily predictive of future results. The ironSource projections described in this section titled “The Merger—ironSource Forward-Looking Financial Information—ironSource Projections” have not been updated, are not fact and, for the reasons described in the section titled “The Merger—ironSource Forward-Looking Financial Information” beginning on page 118 of this joint proxy statement/prospectus, ironSource shareholders and Unity stockholders are cautioned not to place undue reliance on this forward-looking financial information.
The following table contains selected forward-looking financial information for ironSource included in the ironSource projections for ironSource that ironSource’s management reviewed with the ironSource board on July 11, 2022 and that were provided to Jefferies and were approved for Jefferies’ use in its financial analyses and opinion summarized in the section titled “The Merger—Opinion of ironSource’s Financial Adviser” beginning on page 106 of this joint proxy statement/prospectus. These ironSource projections for ironSource (except for unlevered free cash flows) were also provided to Unity. The selected unaudited forecasted financial numbers shown in the tables below are not measures that have a standardized meaning prescribed by GAAP and may not be comparable with similar measures presented by other issuers.
(in millions)	Management Projections
	2022E(1)	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$770	$952	$1,165	$1,401	$1,681	$2,000	$2,379
Gross Profit	662	821	1,007	1,213	1,459	1,740
Adjusted EBITDA(2)	235	304	375	460	572	685	815
Unlevered free cash flow(3)		134	167	209	266	320
(1)
Revenue and Adjusted EBITDA used in the ironSource management projections represent the middle of ironSource’s previously disclosed guidance range for 2022E performance, as set forth in a Report of Foreign Private Issuer on Form 6-K dated May 12, 2022.

(2)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation expense and certain non-recurring items.
(3)
Unlevered free cash flow is defined as Adjusted EBITDA minus share based compensation, marginal income taxes, capital expenditures, capitalized software, and plus or minus (as applicable) the annual change in net working capital. Unlevered free cash flow was calculated by Jefferies based upon the ironSource projections, which values were reviewed by the management of ironSource.

ironSource Projections for Unity
The following table contains selected forward-looking financial information for Unity, based on the Unity projections for Unity prepared by Unity management, and included in the ironSource projections that ironSource’s management reviewed with the ironSource board on July 11, 2022 and that were provided to Jefferies and were approved for Jefferies’ use in its financial analyses and opinion summarized in the section titled “The Merger—Opinion of ironSource’s Financial Adviser” beginning on page 106 of this joint proxy statement/prospectus. The selected unaudited forecasted financial numbers shown in the tables below are not measures that have a standardized meaning prescribed by GAAP and may not be comparable with similar measures presented by other issuers.
(in millions)	Management Projections
	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$1,329	$1,670	$2,164	$2,768	$3,460	$4,290	$5,277
Gross Profit	989	1,239	1,605	2,046
Adjusted EBITDA(1)	(61)	52	245	499	692	944	1,266
Unlevered free cash flow(2)		(615)	(571)	(485)	(399)	(284)
(1)	Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization, excluding stock-based compensation expense and certain non-recurring items.
(2)
Unlevered free cash flow is defined as Adjusted EBITDA minus share based compensation, marginal income taxes, capital expenditures, capitalized software, and plus or minus (as applicable) the annual change in net working capital. Unlevered free cash flow was calculated by Jefferies based upon the Unity projections, which values were reviewed by the management of ironSource.

Important Information About ironSource Projections
While presented with numerical specificity, the ironSource projections were prepared based on numerous variables and assumptions known to ironSource at the time of preparation. These variables and assumptions are inherently uncertain and many are beyond the control of ironSource. Important factors that may affect actual results and cause the ironSource projections to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of ironSource (including the ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory and competitive environment, changes in technology, general business and economic conditions and other factors described or referenced under the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” beginning on pages 41 and 59 of this joint proxy statement/prospectus, respectively. Various assumptions underlying the ironSource projections may prove to not have been, or may no longer be, accurate. The ironSource projections may not be realized, and actual results may be significantly higher or lower than projected in the ironSource projections. The ironSource Projections summarized below do not give effect to the transaction. The ironSource projections also reflect assumptions as to certain business strategies or plans that are subject to change. The ironSource projections do not take into account any circumstances or events occurring after the date they were prepared, including the closing of the transaction. The ironSource projections cover multiple years, and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the ironSource projections in this joint proxy statement/prospectus should not be relied on as necessarily predictive of actual future events, and actual results may differ materially (and will differ materially if the transaction and the other transactions contemplated by the merger agreement are completed) from the ironSource projections. For all of these reasons, the forward-looking financial information described below and the assumptions upon which they are based (i) are not guarantees of future results, (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties, and readers of this joint proxy statement/prospectus are cautioned not to rely on them. As a result, actual results may differ materially from those contained in the ironSource projections and there can be no assurance that any of the ironSource projections will be realized.
The ironSource projections included in this document has been prepared by, and is the responsibility of, ironSource’s management. Neither ironSource’s registered public accounting firm, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, nor any other independent accountants, have audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the ironSource projections contained herein. Accordingly, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, does not express an opinion or any other form of assurance with respect thereto. The Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, report incorporated by reference in this joint proxy statement/prospectus relates to ironSource's previously issued financial statements. It does not extend to the ironSource projections and should not be read to do so.
EXCEPT AS MAY BE REQUIRED BY FEDERAL SECURITIES LAWS, NEITHER IRONSOURCE NOR UNITY INTENDS TO UPDATE, AND EACH EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE, OR OTHERWISE REVISE THE ABOVE UNITY PROJECTIONS AND/OR IRONSOURCE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR RESPECTIVE PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR OR NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM) OR TO REFLECT CHANGES IN GENERAL ECONOMIC OR INDUSTRY CONDITIONS.
Unity and ironSource Voting Agreements
Concurrently with the execution of the merger agreement, certain ironSource shareholders entered into the ironSource Voting Agreements. Pursuant to the ironSource Voting Agreements each ironSource shareholder has agreed, among other things, to vote or cause to be voted any issued and outstanding ironSource ordinary shares beneficially owned by them at every meeting of ironSource shareholders during the term of the ironSource Voting Agreements (i) in favor of (A) the consummation of the transactions contemplated by the merger agreement, including the merger, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement, and (C) any other transaction contemplated by the merger agreement or other matters that would reasonably be expected to facilitate the merger, including any proposal to adjourn or postpone any meeting of the ironSource shareholders to a later date if there are not sufficient votes to approve the adoption of the merger agreement; and (ii) against (A) certain alternative business combination transactions described in the merger agreement; (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of ironSource set forth in the merger agreement or of the ironSource shareholder set forth in the ironSource Voting Agreements; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the ironSource Voting Agreements or the merger agreement. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the ironSource ordinary shares that are subject to the ironSource Voting Agreements consist of approximately 38% of the issued and outstanding ironSource Class A ordinary shares, approximately 35% of the issued and outstanding ironSource Class B ordinary shares and approximately 36% of the issued and outstanding voting right of the combined ironSource Class A ordinary shares and Class B ordinary shares. For more information, see the section titled “Voting Agreements—ironSource Voting Agreements” and Annex D to this joint proxy statement/prospectus.
In addition, concurrently with the execution of the merger agreement, certain Unity stockholders entered into the Unity Voting Agreement. Pursuant to the Unity Voting Agreement, such Unity stockholders have agreed, among other things, to vote or cause to be voted any issued and outstanding shares of Unity common stock beneficially owned by such stockholders, or that may otherwise become beneficially owned by them at every meeting of Unity stockholders during the term of the Unity Voting Agreement (i) in favor of (A) the consummation of the transactions contemplated by the merger agreement, including the issuance of shares of Unity common stock, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the merger agreement, (C) any other transaction contemplated by the merger agreement, and (D) any proposal to adjourn or postpone any meeting of the Unity stockholders to a later date if there are not sufficient votes to approve the proposals necessary to consummate the transactions contemplated by the merger agreement; and (ii) against (A) certain alternative business combination transactions described in the merger agreement; (B) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Unity set forth in the merger agreement or of a Unity stockholder set forth in the Unity Voting Agreement; or (C) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the merger, the other transactions contemplated by the Unity Voting Agreement or the merger agreement. As of July 15, 2022, the latest practicable date prior to the date of this joint proxy statement/prospectus, the Unity stockholders subject to the Unity Voting Agreement beneficially owned approximately 29% of the issued and outstanding shares of Unity common stock. For more information, see the section titled “The Voting Agreements—Unity Voting Agreement” and Annex E to this joint proxy statement/prospectus.
Regulatory Approvals Required for the Merger
U.S. Antitrust
Under the HSR Act and the rules and regulations promulgated thereunder, the merger may not be completed until Unity and ironSource each file a Notification and Report Form with the U.S. Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”), and the applicable waiting period has expired or been terminated. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period, ending on a business day, following the parties’ filings of their respective HSR Act Notification and Report Forms or the early termination of that waiting period. If the parties receive initial questions and voluntary requests from the FTC or DOJ, then they can pull and refile their HSR Act notification to restart the 30-day waiting period. If the FTC or DOJ issues a request for additional information and documentary materials (which we refer to as a “Second Request”) prior to the expiration of the initial waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the Second Request, unless the waiting period is terminated earlier or the parties agree with the FTC or DOJ to delay consummation of the merger for a specified period of time.
Unity and ironSource each filed a Notification and Report Form with respect to the transaction with the FTC and DOJ on July 22, 2022. The waiting period with respect to the Notification and Report Forms filed under the HSR Act is scheduled to expire at 11:59 p.m., Eastern Time, on August 22, 2022, unless the waiting period is extended. It is expected that additional filings under the HSR Act will be made, which would also be subject to a waiting period.

At any time before or after consummation of the transaction, notwithstanding the termination or expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as either deems necessary under the applicable statutes, including seeking to enjoin the completion of the merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets, to modify or terminate existing relationships and contractual rights, or to impose a restriction, requirement or limitation on the operation of the business. At any time before or after the completion of the transactions, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state could also take such action under the antitrust laws as it deems necessary.
Given the regulatory obligations that must be met before closing, the transaction is expected to close in the fourth quarter of 2022. It is not possible to predict with certainty how long it will take to obtain expiration or termination of the applicable waiting period under the HSR Act and there can be no assurance that a challenge to the transactions on antitrust grounds will not be made, or if such a challenge is made, what the result will be. The parties’ obligation to consummate the transaction is subject to certain conditions. See the section titled “The Merger Agreement—Conditions to the Completion of the Merger.”
Other Regulatory Approvals
Israeli Companies Registrar
Each of ironSource and Merger Sub is required to file with the Companies Registrar a merger proposal setting forth specified details with respect to the merger within three days of convening an extraordinary general meeting to approve the merger.
Pursuant to the Companies Law, a notification of the merger must be sent to the secured creditors of each merging company, if any, within three days after the applicable merging company’s merger proposal was filed with the Companies Registrar and, within four business days of such filing, known substantial creditors, if any, must be informed individually by registered mail of such filing and where the ironSource merger proposal can be reviewed. Non-secured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the applicable merger proposal is submitted to the Companies Registrar and, with respect to ironSource, in one daily newspaper in New York within three business days of the date that ironSource’s merger proposal is filed with the Companies Registrar. Both merging companies will notify their respective creditors of the merger in accordance with these requirements, to the extent applicable. Both merging companies will notify the Companies Registrar of the notices given to their respective creditors.
In addition, pursuant to the Companies Law, because ironSource employs more than 50 employees, ironSource must provide to its workers union a copy of the publication placed in the Israeli newspapers or post a copy of the publication placed in the Israeli newspapers in a prominent location in the workplace within three business days after the ironSource merger proposal has been filed with the Companies Registrar.
After the shareholders vote, each of ironSource and Merger Sub must file a notice with the Israeli Companies Registrar regarding the approval of the merger by ironSource shareholders no later than three days after the date on which such approval is received.
Assuming that the shareholders of ironSource and Merger Sub approve the merger (and all the other conditions set forth in the merger agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as least 30 days have elapsed after the approval of the merger by shareholders and at least 50 days have passed from the date of the filing of the ironSource merger proposal with the Companies Registrar, the merger will become effective upon the issuance of a Certificate of Merger (as defined below) following a request to issue such certificate by ironSource and Merger Sub, and upon such request the Companies Registrar will be required to register the merger in the Companies register.
ISA Approval
Both the issuance by Unity of the merger consideration to ironSource’s Israeli shareholders and the assumption by Unity, pursuant to the merger, of ironSource RSUs and options that had been awarded to Israeli holders of ironSource securities require compliance with the Israeli Securities Law, 1968 (the “ISL”). Accordingly, Unity has obtained a no-action letter from the ISA (the “ISA No-Action Letter”) that exempts those securities issuances from, and confirms that the Israel Securities Authority will not take action against Unity in respect of, the requirements of the ISL that would otherwise require the publication of a prospectus.

ITA Rulings
In order to allow the exchange of ironSource securities for the merger consideration to be recognized as a tax free reorganization pursuant to Section 103K of the ITO, ironSource, with the assistance of Unity, has submitted an application for a tax ruling from the ITA. No assurance can be given that the tax ruling will be obtained before the closing or at all, that, if obtained, such rulings will be granted under the conditions requested by ironSource, or that such ruling will apply to shares and equity awards that are subject to tax pursuant to Section 102 and 3(i) of the ITO, and in such case another tax ruling will be required. It should be noted that obtaining the 103K tax ruling is a closing condition for the transaction, and ironSource may not withdraw the application for such ruling without the prior written consent of Unity (not to be unreasonably withheld). Upon such prior written consent, ironSource may prepare and file with the ITA, in full coordination with Unity (i) an application for a tax ruling confirming the deferral of Israeli tax liability for any holders of ironSource shares that elect to be subject to such tax arrangement, until such dates as set forth in Section 104H of the ITO, and providing withholding procedures with respect to holders of ordinary shares of ironSource not otherwise covered under the 104H tax arrangement, and (ii) an application for a tax ruling governing the Israeli tax treatment applicable to holders of ironSource equity awards, including restricted share units and options. There can be no assurance that such tax rulings will be granted before the closing of the merger, if at all, or that, if obtained, such tax rulings will be granted under the conditions requested by ironSource. For further details concerning the substance of these rulings, please see the section titled “The Merger Agreement—Tax Rulings” in this joint proxy statement/prospectus.
Management of Unity after the Merger
In connection with the merger, prior to the closing of the merger, (a) Unity will take all necessary corporate action so that, upon and after the closing of the merger, the size of the Unity board will be increased by three members (to a total of thirteen members), (b) Unity will designate three individuals, one of whom will be the Chief Executive Officer of ironSource and the other two of whom will be members of the ironSource board as of the date of the merger agreement and selected by ironSource upon prior consultation with Unity, (c) Unity will designate such ironSource Nominees and (d) Unity will appoint the ironSource Nominees to the Unity board, in different classes, with such appointments effective upon the closing of the merger. Immediately following the effective time of the merger, all ten current Unity directors, Roelof Botha, Egon Durban, David Helgason, Alyssa Henry, Michelle K. Lee, John Riccitiello, Barry Schuler, Robynne Sisco, Mary Schmidt Campbell, Ph.D and Keisha Smith-Jeremie, are expected to continue as directors of Unity.
Following the closing of the merger, Tomer Bar-Zeev, ironSource's Chairman and Chief Executive Officer, along with other members of ironSource's senior management team, will take on key roles in Unity's executive management team. John Riccitiello will continue to serve as Unity’s Chief Executive Officer and Unity will continue to be headquartered in San Francisco, California.
Interests of Unity’s Directors and Executive Officers in the Merger
In considering the recommendation of the Unity board with respect to the Unity issuance proposal and the Unity adjournment proposal, Unity stockholders should be aware that the directors and executive officers of Unity have interests in the merger that may be different from, or in addition to, the interests of Unity stockholders generally. The members of the Unity board were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, in approving the merger agreement and in determining to recommend that Unity stockholders approve the Unity issuance proposal.
PIPE
On July 13, 2022, Unity entered into an investment agreement (the “Investment Agreement”) with Silver Lake Alpine II, L.P. and Silver Lake Partners VI, L.P. (collectively, the “Silver Lake Purchasers”) and Sequoia Capital Fund, L.P. (the “Sequoia Purchaser” and, together with the Silver Lake Purchasers, the “PIPE Investors”) relating to the issuance and sale to the PIPE Investors of $1,000,000,000 in aggregate principal amount of Unity’s 2.0% Convertible Senior Notes due 2027 (the “Notes”), with $940 million of the Notes to be issued to the Silver Lake Purchasers and $60 million of the Notes to be issued to the Sequoia Purchaser. The closing of the issuance and sale of the Notes (the “PIPE Closing”) is expected to occur promptly following the closing of the merger, subject to the closing of the merger and certain customary closing conditions. The proceeds from the issuance and sale of the Notes are expected to be used following the closing of the merger to partially fund the repurchase of up to $2,500,000,000 of shares of Unity common stock in open market transactions.

The Investment Agreement may be terminated prior to the PIPE Closing (i) upon the mutual written consent of Unity and the PIPE Investors representing the majority of the purchase price for the Notes, (ii) upon the termination of the merger agreement in accordance with its terms, or (iii) by the PIPE Investors upon the failure of the PIPE Closing to occur on or prior to the Outside Date, as such date may be extended pursuant to the existing terms of the merger agreement.
The Notes will be convertible at the option of the holder at any time until the trading day prior to the maturity date. The Notes will be convertible into cash, shares of Unity common stock or a combination thereof, based on an initial conversion rate of 20.4526 shares of Unity common stock per $1,000 principal amount of the Notes (which is equal to an initial conversion price of approximately $48.89 per share), in each case subject to customary anti-dilution and other adjustments, including in connection with any make-whole adjustment (as described in the indenture for the Notes) as a result of certain extraordinary transactions.
With certain exceptions, upon a change of control of Unity or the failure of the Unity common stock to be listed on certain stock exchanges (a “Fundamental Change”), the holders of the Notes may require that Unity repurchase all or part of the principal amount of the Notes at a purchase price of par plus accrued and unpaid interest to, but excluding, the Fundamental Change repurchase date.
The Investment Agreement provides the PIPE Investors with certain registration rights for the resale of the Notes and the shares of Unity common stock issuable upon conversion of the Notes, subject to certain limitations.
As of July 15, 2022, affiliates of the Silver Lake Purchasers and affiliates of the Sequoia Purchaser beneficially owned approximately 12% and 14%, respectively (excluding any shares issuable upon conversion of the Notes), of the issued and outstanding shares of Unity common stock. Egon Durban, a member of the Unity board, is the Co-Chief Executive Officer and Managing Partner of Silver Lake, and Roelof Botha, a member of the Unity board, is a Managing Member of Sequoia Capital. A committee consisting of only members of the Unity board who were disinterested in the Investment Agreement and related documents unanimously approved, and recommended that the Audit Committee of the Unity board (the “Unity Audit Committee”) and the Unity board approve, the Investment Agreement and related transactions. The Unity Audit Committee approved the Investment Agreement and related transactions with Mr. Botha recusing himself and the Unity board approved the Investment Agreement and related transactions.
Interests of ironSource’s Directors and Executive Officers in the Merger
In considering the recommendation of the ironSource board with respect to the ironSource merger proposal, ironSource shareholders should be aware that directors and executive officers of ironSource have certain interests in the merger that may be different from, or in addition to, the interests of ironSource shareholders generally, including:
•
Each of Tomer Bar-Zeev, ironSource’s Chairman and Chief Executive Officer, Arnon Harish, ironSource’s President, and Eyal Milrad ironSource’s Chief Strategy Officer, is anticipated to agree with Unity on new employment terms for his employment, post-merger.

•	Tomer Bar-Zeev is expected to be appointed to the Unity board upon consummation of the merger.
In addition, it is noted that the former and current directors and officers of ironSource will be entitled to continued indemnification and the continuation of directors’ and officers’ liability insurance for a period of seven years after the merger and that outstanding ironSource options and ironSource RSUs that are held by ironSource’s executive officers and directors—just like ironSource options and ironSource RSUs held by other employees or service providers— will be entitled to receive merger consideration to the extent described under Treatment of the ironSource Equity Awards.
In addition, directors and officers of ironSource who are Continuing Service Providers (like all other Continuing Service Providers) will be entitled, for the initial 12-month period after the closing of the merger, to at least as favorable employment terms at Unity as were in effect for them at ironSource prior to the merger, including wage rate or base salary, severance rights and employee benefits (including cash bonus opportunities, retirement, health and welfare benefits, but excluding equity incentive compensation and change in control or retention bonuses), and will furthermore be credited, under Unity’s employee benefit plans, for their years of service accumulated under the corresponding ironSource employee benefit plans.

In light of the above-described personal interests, the ironSource merger proposal was also approved by the audit committee of ironSource’s board, prior to being approved by the ironSource board.
Treatment of the ironSource Equity Awards
ironSource Options
At the effective time, each ironSource option that is outstanding and unexercised immediately prior to the effective time and held by any person who is and continues to be a Continuing Service Provider, whether vested or unvested, will, without any action on the part of Unity, ironSource or the holder thereof, cease to represent a right to acquire ironSource ordinary shares and will be assumed by Unity and converted into a Converted Option, which will be subject to, the same terms and conditions (including status of vesting and vesting schedule) as applied to the respective ironSource option immediately prior to the effective time, except that such Converted Option will (a) represents an option to acquire a number of shares of Unity common stock, rounded down to the nearest whole number of shares, equal to the product obtained by multiplying (i) the number of ironSource ordinary shares subject to such ironSource option immediately prior to the effective time, by (ii) the exchange ratio, and (b) have an exercise price per share of Unity common stock equal to the quotient obtained by dividing (i) the per share exercise price for ironSource ordinary shares subject to the corresponding ironSource option immediately prior to the effective time by (ii) the exchange ratio, rounded up to the nearest whole cent; provided, that such exercise price and number of shares of Unity common stock subject to such Converted Option that is intended to qualify as incentive stock options under Section 422 of the Code will be determined consistent with the applicable requirements of the Code.
At the effective time, each ironSource option that is outstanding and held by any individual who is not a Continuing Service Provider of ironSource will, (a) if such ironSource option is vested (taking into account any acceleration of vesting as a result of the consummation of the merger) and unexercised immediately prior to the effective time, in each case, without any action on the part of Unity, ironSource or any other person, be cancelled, with the holder of such ironSource option becoming entitled to receive at the effective time, in full satisfaction of the rights of such holder with respect thereto, the merger consideration in respect of a number of ironSource ordinary shares equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the per share cash equivalent consideration over the per share exercise price of such ironSource option, multiplied by (ii) the number of ironSource ordinary shares subject to such ironSource option, by (b) the per share cash equivalent consideration, less a number of shares of Unity common stock having a value equal to any applicable tax withholding obligations, or (b) if such ironSource option (i) is unvested (taking into account any acceleration of vesting as a result of the consummation of the merger) immediately prior to the effective time or (ii) has an exercise per share equal to or greater than the per share cash equivalent consideration, be cancelled immediately prior to the effective time for no consideration.
Notwithstanding the foregoing, certain ironSource options may be settled in cash or ironSource ordinary shares by ironSource immediately prior to the closing of the merger.
ironSource RSUs
At the effective time, each ironSource RSU that is outstanding and unvested immediately prior to the effective time and each ironSource RSU that is outstanding and vested immediately prior to the effective time (taking into account any acceleration of vesting as a result of the consummation of the merger) but has not been settled prior to the effective time, and, in each case, held by any person who is a Continuing Service Provider of ironSource will, without any action on the part of Unity, ironSource or the holder thereof, be assumed and converted automatically into a Converted RSU Award, with such Converted RSU Award subject to substantially the same terms and conditions applicable to the respective ironSource RSUs, except that the number of shares of Unity common stock subject to such Converted RSU Award will equal to the product obtained by multiplying (i) the total number of ironSource ordinary shares subject to such ironSource RSU immediately prior to the effective time by (ii) the exchange ratio, with any fractional shares rounded up to the nearest whole share.
At the effective time, each ironSource RSU that is outstanding and held by any individual who is not a Continuing Service Provider of ironSource will (a) if such ironSource RSU is vested immediately prior to the effective time (taking into account any acceleration of vesting as a result of the consummation of the merger) but has not been settled prior to the effective time, without any action on the part of Unity, ironSource or the holder thereof, be cancelled, with the holder of such ironSource RSU becoming entitled to receive at the effective time

(or such later date required by Section 409A of the Code), in full satisfaction of the rights of such holder with respect thereto, the merger consideration in respect of each ironSource ordinary share subject to such ironSource RSU immediately prior to the effective time, less a number of shares of Unity common stock having a value equal to any applicable tax withholding obligations, and (b) if such ironSource RSU is unvested (taking into account any acceleration of vesting as a result of the consummation of the merger) as of immediately prior to the effective time, be cancelled immediately prior to the effective time for no consideration.
With respect to options and RSUs granted under Section 102 of the ITO, Unity shall deposit with the trustee appointed by ironSource the Converted Options and Converted RSU Awards or any other merger consideration, in accordance with the terms and conditions of Section 102 of the ITO and an applicable tax ruling, if obtained.
Treatment of the ironSource ESPP
The ironSource ESPP will be terminated prior to the effective time of the merger.
Material Israeli Tax Consequences of the Merger
Generally, the exchange of ironSource ordinary shares for the merger consideration would be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders of ironSource. However, certain relief and/or exemptions may be available under Israeli law or under applicable tax treaties. In addition, ironSource, with the assistance of Unity, has submitted an application for a ruling from the ITA confirming the exchange of ironSource ordinary shares for the merger consideration as a tax free reorganization pursuant to Section 103K of the ITO, all subject to the conditions to be detailed in such ruling. Obtaining the 103K tax ruling is a closing condition for the transaction.
This joint proxy statement/prospectus contains a discussion of the material Israeli income tax consequences of the merger and the ownership and disposition of Unity common stock received in the merger. This discussion does not address any non-Israel tax consequences. You should consult your own tax advisors regarding the particular Israeli income tax consequences to you of the merger and of the ownership and disposition of Unity common stock received in the merger in light of your particular circumstances, as well as the particular tax consequences to you under any other tax laws.
Accounting Treatment
Unity prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill, if any. Unity will be treated as the acquirer for accounting purposes.
Appraisal Rights
Appraisal Rights of Unity Stockholders
Under Delaware law, Unity stockholders are not entitled to appraisal rights in connection with the issuance of shares of Unity common stock as contemplated by the merger agreement.
Appraisal Rights of ironSource Shareholders
Under Israeli law, ironSource shareholders are not entitled to appraisal rights with respect to the merger or the other transactions contemplated by the merger agreement.
Listing of Unity Common Stock; Delisting and Deregistration of ironSource Class A Ordinary Shares
If the merger is completed, the shares of Unity common stock to be issued in the merger will be listed for trading on the NYSE, ironSource ordinary shares will be delisted from the NYSE and deregistered under the Exchange Act, and ironSource will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

THE MERGER AGREEMENT
This section describes the material terms of the merger agreement, which was executed on July 13, 2022. The description of the merger agreement in this section and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. Factual disclosures about Unity, ironSource, or any of their respective subsidiaries or affiliates contained in this joint proxy statement/prospectus or in Unity’s or ironSource’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Unity or ironSource, as applicable, contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Unity, Merger Sub and ironSource were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by Unity and ironSource in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Unity and ironSource delivered to each other in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since July 13, 2022. You should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Unity, ironSource or any of their respective subsidiaries or affiliates.
The Merger
Upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with Sections 314 through 327 of the Companies Law, at the effective time of the merger, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the merger) will be merged with and into ironSource (as the absorbing company (HaChevra Ha’Koletet) in the merger). As a result of the merger, the separate corporate existence of Merger Sub will cease and ironSource will continue in existence as the surviving company (in such capacity, we sometimes refer to ironSource as the “surviving company”) and will (a) become a direct wholly owned subsidiary of Unity; (b) continue to be governed by the laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and ironSource in accordance with the Companies Law.
The merger will have the effects set forth in the Companies Law and the merger agreement. Without limiting the generality of the foregoing, and subject thereto, at the effective time of the merger, by virtue of, and simultaneously with, the merger and without any further action on the part of Unity, Merger Sub, ironSource or any shareholder of ironSource, (a) all of the properties, rights, privileges, powers and franchises of ironSource and Merger Sub will vest in the surviving company; (b) all of the debts, liabilities and duties of ironSource and Merger Sub will become the debts, liabilities and duties of the surviving company; and (c) all of the rights, privileges, immunities, powers and franchises of ironSource (as the surviving company) will continue unaffected by the merger in accordance with the Companies Law. Merger Sub will cease to exist and will be stricken from the Companies Registrar, and ironSource will become a private company directly and wholly owned by Unity, all as provided under the Companies Law.

Closing
The closing of the merger will take place electronically on a remote basis at 9:00 a.m. Israel Time on the second business day after the satisfaction or, to the extent permitted by applicable law, waiver of the last of the conditions to the completion of the merger (other than any such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of such conditions at the closing), unless another date or place is agreed to in writing by ironSource and Unity. For more information on the conditions to the completion of the merger, please see the section titled “—Conditions to the Completion of the Merger”. We refer to the date on which the completion of the merger occurs as the “closing date.”
As soon as practicable after the determination of the closing date, each of ironSource and Merger Sub will and Unity will cause Merger Sub to, in coordination with each other, deliver to the Companies Registrar a notice of the proposed closing date, in which the parties will request that the Companies Registrar issue a certificate on the closing date evidencing that the merger has occurred in accordance with Section 323(5) of the Companies Law (referred to as the “Certificate of Merger”). The merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the Companies Law. We refer to the time at which the merger becomes effective as the “effective time.”
Organizational Documents; Directors and Officers
At the effective time, the articles of association of Merger Sub, as in effect immediately prior to the effective time, will be the articles of association of the surviving company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable law.
Unity, ironSource and Merger Sub have agreed to take all actions necessary so that from and after the effective time, the individuals designated by Unity no later than ten days prior to the closing date will become the officers and directors of the surviving company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the surviving company.
Effect of the Merger on ironSource Ordinary Shares; Merger Consideration
At the effective time, by virtue of the merger and without any action on the part of Unity, Merger Sub, ironSource, or any holder of any securities of Unity, Merger Sub or ironSource, each ironSource ordinary share issued and outstanding immediately prior to the effective time (other than any cancelled shares (as defined below)) will be automatically converted into the right to receive 0.1089 (referred to as the “exchange ratio”) of a fully paid and non-assessable share of Unity common stock, subject to the last sentence of the next paragraph with respect to fractional shares. We refer to the right of ironSource ordinary shareholders to receive 0.1089 of a fully-paid and non-assessable share of Unity common stock for one ironSource ordinary share as the “merger consideration.”
From and after the effective time, all ironSource ordinary shares (other than any cancelled shares) will be deemed under Israeli law to be owned by Unity, and each holder of an ironSource ordinary share immediately prior to the effective time will thereafter cease to have any rights with respect to such ironSource ordinary share, except the right to receive the applicable merger consideration upon the surrender of such ironSource ordinary share. In the event that a holder of ironSource ordinary shares converted pursuant to the merger would be entitled to receive a fraction of a share of Unity common stock (after aggregating all ironSource ordinary shares delivered by such holder), then the number of shares of Unity common stock issuable to such holder will be rounded up or down to the nearest whole share of Unity common stock for any fractional shares of Unity common stock resulting from the calculation. Notwithstanding any other provision of the merger agreement, the merger consideration will not include any cash.
Prior to the effective time, any ironSource ordinary shares owned by any direct or indirect subsidiary of ironSource (x) will be transferred to ironSource or (y) will be otherwise cancelled. Each ironSource ordinary share issued and outstanding immediately prior to the effective time that is owned or held in treasury by ironSource (dormant share (or menayah redumah) under the Companies Law) will be cancelled and will cease to exist without any conversion, and no consideration will be delivered in exchange therefor (the ironSource ordinary shares described in this paragraph are referred to collectively as the “cancelled shares”).

Each share of Unity common stock issued and outstanding immediately prior to the effective time will remain outstanding following the effective time as a share of Unity common stock.
Each ordinary share, no par value, of Merger Sub (referred to as the “Merger Sub ordinary shares”) issued and outstanding immediately prior to the effective time will be automatically converted into and become one validly issued, fully paid and non-assessable Class A ordinary share, no par value, of the surviving company (referred to as the “surviving company Class A ordinary shares”), and such surviving company Class A ordinary shares will be the only shares of the surviving company that are issued and outstanding immediately after the effective time.
The merger consideration will be adjusted appropriately, without duplication, to reflect the effect of any stock (or share) split, reverse stock (or share) split, stock (or share) dividend (including any dividend or distribution of securities convertible into ironSource ordinary shares or Unity common stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of ironSource ordinary shares or shares of Unity common stock outstanding after the date of the merger agreement and prior to the effective time.
Treatment of ironSource Equity Awards in the Merger
ironSource Options
At the effective time, each ironSource option that is outstanding and unexercised immediately prior to the effective time and held by any person who is and continues to be a Continuing Service Provider, whether vested or unvested, will, without any action on the part of Unity, ironSource or the holder thereof, cease to represent a right to acquire ironSource ordinary shares and will be assumed by Unity and converted into a Converted Option, which will be subject to, the same terms and conditions (including status of vesting and vesting schedule) as applied to the respective ironSource option immediately prior to the effective time, except that such Converted Option will (a) represents an option to acquire a number of shares of Unity common stock, rounded down to the nearest whole number of shares, equal to the product obtained by multiplying (i) the number of ironSource ordinary shares subject to such ironSource option immediately prior to the effective time, by (ii) the exchange ratio, and (b) have an exercise price per share of Unity common stock equal to the quotient obtained by dividing (i) the per share exercise price for ironSource ordinary shares subject to the corresponding ironSource option immediately prior to the effective time by (ii) the exchange ratio, rounded up to the nearest whole cent; provided, that such exercise price and number of shares of Unity common stock subject to such Converted Option that is intended to qualify as incentive stock options under Section 422 of the Code will be determined consistent with the applicable requirements of the Code.
At the effective time, each ironSource option that is outstanding and held by any individual who is not a Continuing Service Provider of ironSource will, (a) if such ironSource option is vested (taking into account any acceleration of vesting as a result of the consummation of the merger) and unexercised immediately prior to the effective time, in each case, without any action on the part of Unity, ironSource or any other person, be cancelled, with the holder of such ironSource option becoming entitled to receive at the effective time, in full satisfaction of the rights of such holder with respect thereto, the merger consideration in respect of a number of ironSource ordinary shares equal to the quotient obtained by dividing (a) the product of (i) the excess, if any, of the per share cash equivalent consideration over the per share exercise price of such ironSource option, multiplied by (ii) the number of ironSource ordinary shares subject to such ironSource option, by (b) the per share cash equivalent consideration, less a number of shares of Unity common stock having a value equal to any applicable tax withholding obligations, or (b) if such ironSource option (i) is unvested (taking into account any acceleration of vesting as a result of the consummation of the merger) immediately prior to the effective time or (ii) has an exercise per share equal to or greater than the per share cash equivalent consideration, be cancelled immediately prior to the effective time for no consideration.
Notwithstanding the foregoing, certain ironSource options may be settled in cash or ironSource ordinary shares by ironSource immediately prior to the closing of the merger.
ironSource RSUs
At the effective time, each ironSource RSU that is outstanding and unvested immediately prior to the effective time and each ironSource RSU that is outstanding and vested immediately prior to the effective time (taking into account any acceleration of vesting as a result of the consummation of the merger) but has not been settled prior to the effective time, and, in each case, held by any person who is a Continuing Service Provider of ironSource will, without any action on the part of Unity, ironSource or the holder thereof, be assumed and converted automatically into a Converted RSU Award, with such Converted RSU Award subject to substantially the same terms and conditions applicable to the respective ironSource RSUs, except that the number of shares of Unity common stock subject to such Converted RSU Award will equal to the product obtained by multiplying (i) the total number of ironSource ordinary shares subject to such ironSource RSU immediately prior to the effective time by (ii) the exchange ratio, with any fractional shares rounded up to the nearest whole share.
At the effective time, each ironSource RSU that is outstanding and held by any individual who is not a Continuing Service Provider of ironSource will (a) if such ironSource RSU is vested immediately prior to the effective time (taking into account any acceleration of vesting as a result of the consummation of the merger) but has not been settled prior to the effective time, without any action on the part of Unity, ironSource or the holder thereof, be cancelled, with the holder of such ironSource RSU becoming entitled to receive at the effective time (or such later date required by Section 409A of the Code), in full satisfaction of the rights of such holder with respect thereto, the merger consideration in respect of each ironSource ordinary share subject to such ironSource RSU immediately prior to the effective time, less a number of shares of Unity common stock having a value equal to any applicable tax withholding obligations, and (b) if such ironSource RSU is unvested (taking into account any acceleration of vesting as a result of the consummation of the merger) as of immediately prior to the effective time, be cancelled immediately prior to the effective time for no consideration.
With respect to options and RSUs granted under Section 102 of the ITO, Unity shall deposit with the trustee appointed by ironSource the assumed options and RSUs or any other merger consideration, in accordance with the terms and conditions of Section 102 and an applicable tax ruling, if obtained.
ironSource and Unity Actions
Prior to the effective time, ironSource and Unity have agreed to take all reasonable actions as are necessary for, among other things, the treatment of ironSource options and ironSource RSUs as contemplated by the merger agreement, the termination of the ironSource 2021 Employee Share Purchase Plan, and the assumption by Unity of the ironSource 2013 Share Incentive Plan and the ironSource 2021 Share Incentive Plan as well as the ironSource options and the ironSource RSUs that are outstanding immediately prior to the effective time and held by the Current Service Providers of ironSource (subject to certain exceptions set forth in the merger agreement). Substantially concurrently with the closing, Unity has agreed to prepare and file with the SEC a post-effective amendment to the registration statement of which this joint proxy statement/prospectus forms a part or a new Form S-8 registering a number of shares of Unity common stock necessary to fulfill Unity’s obligations under the assumed ironSource options and ironSource RSUs (except for (i) shares of Unity common stock issuable with respect to 102 options or 102 RSUs or 102 Shares (each as defined below under “—Withholding Taxes”) and deposited with IBI Trusts Management Ltd., the trustee nominated by ironSource as trustee for the ironSource equity plans in accordance with Section 102 under the ITO, and the rules and regulations promulgated under the merger agreement (referred to as the “Ordinance”) (referred to as the “102 Trustee”) and (ii) shares of Unity common stock issuable to persons that are not Continuing Service Providers of ironSource, all of which will be covered by the registration statement of which this joint proxy statement/prospectus forms a part). Unity has agreed to exercise reasonable best efforts to maintain the effectiveness of such registration statement for so long as any such assumed ironSource options or ironSource RSUs remains outstanding and will reserve a sufficient number of shares of Unity common stock for issuance upon exercise or settlement thereof.
Payment for Securities; Exchange
Exchange Agent
Prior to the effective time, Unity will designate a bank or trust company reasonably acceptable to ironSource to act as the exchange agent in connection with the merger (referred to as the “exchange agent”) which will designate a local Israeli sub-paying agent. At or immediately prior to the effective time, Unity will deposit with the exchange agent, with no-withholding of taxes, evidence of the number of shares of Unity common stock necessary to satisfy the payment of the merger consideration to all eligible holders of ironSource ordinary shares and any dividends or other distributions payable pursuant to the merger agreement.

Payment Procedures
Promptly after the effective time, Unity will cause the exchange agent to deliver to each eligible holder of record of ironSource ordinary shares represented by a certificate or certificates that immediately prior to the effective time of the merger represented ironSource ordinary shares (referred to as the “certificates”), a letter of transmittal and instructions for use in effecting the surrender of the certificates for payment of the merger consideration. Upon surrender of a certificate for cancellation to the exchange agent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holders of certificates will be entitled to receive, and Unity will cause the exchange agent to pay and deliver in exchange therefor, the applicable merger consideration and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Unity common stock pursuant to the merger agreement and the certificates so surrendered will be cancelled.
Eligible holders of record of ironSource ordinary shares represented by book-entry (referred to as the “book-entry shares”) will not be required to deliver a letter of transmittal to the exchange agent. Upon the effective time, such book-entry shares will automatically be entitled to receive, and Unity will cause the exchange agent to pay and deliver, the applicable merger consideration and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Unity common stock pursuant to the merger agreement and such book-entry shares will be cancelled.
No Interest
No interest will be paid or accrued for the benefit of holders of certificates or book-entry shares on the merger consideration payable in respect of such certificates or book-entry shares.
Transfer Books; No Further Ownership Rights in ironSource Ordinary Shares
At the effective time, the share transfer books of ironSource will be closed and thereafter there will be no further registration of transfers of ironSource ordinary shares on the records of ironSource. Until surrendered as contemplated by the merger agreement, each certificate and bookentry share will be deemed at any time after the effective time to represent only the right to receive the applicable merger consideration. If, after the effective time, certificates or bookentry shares are presented to Unity for any reason, they will be cancelled and exchanged as provided in the merger agreement.
Termination of Exchange Fund; No Liability
At any time following the first anniversary of the effective time, Unity will be entitled to require the exchange agent to deliver to Unity any funds (including any interest received with respect thereto) that remain undisbursed to holders of certificates or bookentry shares, and thereafter such holders will be entitled to look only to Unity as general creditors thereof with respect to the applicable merger consideration and any dividends or other distributions to which the holders thereof are entitled, without any interest thereon. Notwithstanding the foregoing, none of Unity, Merger Sub, ironSource, the surviving company or the exchange agent will be liable to any holder of a certificate or bookentry share for any merger consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
Lost, Stolen, or Destroyed Certificates
In the event that any certificates will have been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Unity, an indemnity bond, the applicable merger consideration payable in respect thereof and any dividends or other distributions on shares of Unity common stock to which the holders thereof are entitled.
Dividends and Distributions with Respect to Unity Common Stock
No dividends or other distributions with respect to Unity common stock with a record date after the effective time will be paid to the holder of any unsurrendered certificates or book-entry shares with respect to the shares of Unity common stock issuable under the merger agreement. All such dividends and other distributions will be paid by Unity to the exchange agent and, subject to applicable law, following surrender of any such certificate or bookentry share, there will be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the effective time theretofore paid with respect to such shares of Unity common stock to which such holder is entitled pursuant to the merger agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Unity common stock.
Withholding Taxes
Each of Unity, Merger Sub, ironSource, the surviving company, and the exchange agent (or anyone on its behalf, including the Israeli sub-paying agent) will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Ordinance, the Code or any other applicable state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the holder in respect of which such deduction and withholding was made.
Notwithstanding the foregoing, with respect to Israeli taxes, and in accordance with the merger agreement, including certain undertakings given by the Israeli sub-paying agent to the exchange agent in accordance with the merger agreement, the merger consideration payable or otherwise deliverable to any recipient under the merger agreement (except for holders of ironSource options, ironSource RSUs and any ironSource ordinary shares issued upon exercise of certain ironSource options or ironSource RSUs that were subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance (referred to as “102 Shares”) will be transferred by the exchange agent to, and retained by, the Israeli sub-paying agent for the sole respective benefit of each such recipient, and held in trust by the Israeli sub-paying agent for the benefit of each such recipient, for a period of 365 days from closing of the merger or an earlier date required in writing by a recipient or the ITA (referred to as the “Withholding Drop Date”), during which time the Israeli sub-paying agent will not withhold any Israeli tax from such merger consideration except as provided below.
Until no later than three business days before the Withholding Drop Date, each recipient or ironSource may obtain a certification or ruling or any other written instructions regarding tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Israeli sub-paying agent, that is applicable to the payments or other consideration to be made to any person pursuant to the merger agreement stating that no withholding, or reduced withholding, of any Israeli tax is required with respect to such payment or other consideration or providing any other instructions regarding tax withholding (referred to as a “Valid Tax Certificate”). For the avoidance of any doubt, each of the 103K tax ruling, 104H tax ruling and withholding tax ruling (each as defined below under “—Tax Rulings”), if obtained, is a valid tax certificate.
Notwithstanding anything to the contrary in the merger agreement (but subject to the foregoing), with respect to any recipient of shares of Unity common stock pursuant to the merger agreement, (i) such shares of Unity common stock will be issued in the name of the Israeli sub-paying agent to be held in trust for the relevant recipient and delivered to such recipient in compliance with the applicable withholding requirements, and (ii) to the extent that the Israeli sub-paying agent is obliged to withhold Israeli taxes, such recipient will provide the Israeli sub-paying agent with cash in the amount due with regards to such Israeli taxes, within five business days from receipt of a request from the Israeli sub-paying agent to make such payment, and in any event prior to the release of the merger consideration deliverable to such recipient, or alternatively, will present to the Israeli sub-paying agent a Valid Tax Certificate, or evidence satisfactory to the Israeli sub-paying agent that the full applicable tax amount with respect to such recipient, as reasonably determined by the Israeli sub-paying agent, has been withheld. In the event that such recipient fails to provide the Israeli sub-paying agent with the full amount in cash necessary to satisfy such Israeli taxes or such Valid Tax Certificate evidencing payment of the applicable tax amount required to be deducted with respect to such recipient within such timeframe, the Israeli sub-paying agent will be entitled to sell such recipient’s shares of Unity common stock on the open market to a person other than Unity or any affiliate of Unity and with reasonable commercial terms to the extent necessary to satisfy the amount due with regards to such Israeli taxes. Any cash proceeds from any such sale in excess of the amount of Israeli taxes due with respect to a recipient, net of any expenses, will be delivered to the applicable recipient and the Israeli taxes will be remitted to the ITA. Any costs or expenses incurred by the Israeli sub-paying agent in connection with such sale will be borne by such recipient of shares of Unity common stock. The merger agreement provides that any such recipient of Unity common stock has agreed to waive, release and absolutely and forever discharge Unity, the Israeli sub-paying agent, the exchange agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the sale of any portion of the shares of Unity common stock otherwise deliverable to such recipient in compliance with the applicable withholding requirements.
For the avoidance of doubt, but subject to the paragraph below, each recipient of Unity common stock will be treated as the beneficial owner of such Unity common stock for all tax purposes as of the effective time, including with respect to all voting and dividend rights applicable to the Unity common stock. To the extent the Israeli sub-paying agent sells any of a recipient’s Unity common stock as set forth above, (i) the Israeli sub-paying agent will be acting on behalf of the recipient, solely as an agent of the recipient, for administrative convenience, (ii) the recipient will be treated as the seller of such Unity common stock for all tax purposes, including tax reporting, and (iii) the recipient will be responsible for, and hold the Israeli sub-paying agent, the exchange agent, Unity and ironSource, and each of their respective representatives and affiliates, harmless from, any taxes arising as a result of the sale of Unity common stock.
Notwithstanding anything to the contrary in the merger agreement, if any of the withholding tax ruling, the 103K tax ruling or the 104H tax ruling is obtained and delivered to Unity, the exchange agent (or the Israeli sub-paying agent) and the trustee appointed under the 103K tax ruling or the 104H tax ruling, if any and as applicable, prior to the applicable withholding date, then the provisions of the withholding tax ruling, the 103K tax ruling or the 104H tax ruling, as the case may be, will apply and all applicable withholding procedures with respect to any recipients will be made in accordance with the provisions of such rulings, as the case may be.
Notwithstanding the above, any consideration paid or issued to a holder of ironSource options that are subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance (referred to as “102 Options”) or ironSource RSUs that are subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance (referred to as “102 RSUs”) or 102 Shares pursuant to the merger agreement, will be subject to deduction or withholding of Israeli tax under the ITO on the sixteenth day of the calendar month following the month during which the closing occurs, unless prior to the sixteenth day of the calendar month following the month during which the closing occurs, (i) with respect to 102 Shares, 102 RSUs and 102 Options, the 102 tax ruling (or the 103K tax ruling, as applicable) (each as defined below under “—Tax Rulings”) will have been obtained providing for no withholding or determining the withholding procedure, and (ii) with respect to holders of ironSource options or ironSource RSUs who are not Israeli residents, the withholding tax ruling or the 103K tax ruling provides for no withholding of Israeli tax (and if such determination is subject to fulfillment of certain requirements, such requirements will have been fulfilled). For the purpose of funding any withholding tax, if any, the exchange agent, Unity, ironSource or the 102 Trustee will be entitled to sell a recipient’s shares of Unity common stock on reasonable commercial terms to the extent necessary to satisfy the full amount due with regards to such Israeli taxes.
Any withholding made in NIS with respect to payments made under the merger agreement in dollars will be calculated based on a conversion rate on the payment date and in such manner as the exchange agent (or the Israeli sub-paying agent) reasonably determines to be in compliance with applicable tax law and any tax ruling issued by the ITA. Any currency conversion commissions will be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.
For more information see the section titled “Material Israeli Tax Consequences of the Merger” beginning on page 126
Fractional Shares
No certificate or scrip representing fractional shares of Unity common stock will be issued upon the surrender for exchange of certificates or bookentry shares. Any fractional share of Unity common stock that otherwise would be issuable pursuant to the merger agreement will be treated as provided in the last sentence of the second paragraph under “—Effect of the Merger on Ordinary Shares; Merger Consideration”.
Intended U.S. Tax Treatment
For U.S. federal income tax purposes, (i) the merger is intended to qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code and (ii) the merger agreement is intended to be a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which Unity, Merger Sub and ironSource are parties under Section 368(b) of the Code.

For more information, see “Material U.S. Federal Income Tax Considerations”.
Appraisal Rights
Appraisal rights, which are also sometimes known as dissenters’ rights, are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined immediately prior to the effective time in cash, instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.
Under Delaware law, Unity stockholders are not entitled to appraisal rights in connection with the merger or the issuance of shares of Unity common stock as contemplated by the merger agreement.
Under Israeli law, ironSource shareholders are not entitled to dissenters’ rights in connection with the merger.
Representations and Warranties
The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by ironSource, Unity and Merger Sub that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC by ironSource or Unity, as applicable, prior to the date of the merger agreement or in the disclosure letters delivered by ironSource and Unity to each other in connection with the merger agreement. These representations and warranties relate to, among other things:
•	organization, good standing and qualification to conduct business;
•	capitalization;
•	authority to enter into the merger and the binding nature of the merger agreement;
•	required shareholder approvals;
•	governmental approvals;
•	compliance with SEC filing requirements;
•	conformity with GAAP and SEC requirements of financial statements filed with the SEC;
•	the absence of undisclosed liabilities;
•	the absence of any material adverse effect (as defined below under “—Definition of Material Adverse Effect”) with respect to such party since December 31, 2021;
•	compliance with applicable laws, the absence of governmental investigations and the possession of and compliance with licenses and permits necessary for the conduct of business;
•	employee benefit plans and labor matters;
•	tax matters;
•	the absence of certain legal proceedings, investigations and governmental orders against such party and its subsidiaries;
•	intellectual property matters;
•	privacy and data protection matters;
•	real property and assets;
•	material agreements;
•	environmental matters;
•	customers, vendors, partners and advertisers;
•	insurance;
•	accuracy of information supplied by such party for inclusion in this joint proxy statement/prospectus;

•	receipt of an opinion from such party’s financial adviser;
•	inapplicability of anti-takeover agreements or plans or state takeover statutes;
•	the absence of undisclosed related party transactions; and
•	the absence of any undisclosed broker’s or finder’s fees.
Definition of “Material Adverse Event”
A “material adverse effect” means, when used with respect to Unity or ironSource, as applicable, any change, effect, development, circumstance, condition, state of facts, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of such party and its subsidiaries, taken as a whole; provided, however, that no such effects to the extent resulting or arising from the following will be deemed to constitute a material adverse effect or will be taken into account when determining whether a material adverse effect exists or has occurred:
•
any changes in Israel, United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions;

•	any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which such party and its subsidiaries operate;
•	any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world;
•	any changes after the date of the merger agreement in GAAP or the interpretation thereof;
•	any changes after the date of the merger agreement in applicable law or the interpretation thereof;
•
any failure by such party to meet any internal or published projections, estimates or expectations of revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by such party to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from the definition of a “material adverse effect” may be taken into account);

•
any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date of the merger agreement;

•
the execution and delivery of the merger agreement, the identity of such party or any of its subsidiaries, the pendency or consummation of the merger agreement, the merger and the other transactions contemplated thereby (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of the merger agreement or the transactions contemplated thereby, including any litigation arising out of or relating to the merger agreement or the transactions contemplated thereby, in each case only to the extent resulting from the execution and delivery of the merger agreement, the identity of such party or any of its subsidiaries, the pendency or consummation of the merger agreement, the merger or the transactions contemplated thereby, or the public announcement of the merger agreement and the transactions contemplated thereby, as applicable (other than with respect to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of the merger agreement, the pendency or consummation of the merger agreement, the merger and the other transactions contemplated by the merger agreement or to address the consequences of litigation);

•	any action or failure to take any action which action or failure to act is requested in writing by such party or otherwise expressly required by the merger agreement; and

•
any changes in such party’s stock price or the trading volume of such party’s stock or any change in the ratings or ratings outlook for such party or any of its subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “material adverse effect” may be taken into account);

except, in the case of matters described in the first five bullets and the seventh bullet directly above, if such effect has had a disproportionate adverse effect on such party or any of its subsidiaries relative to other companies operating in the industry in which such party and its subsidiaries operate, then only the incremental disproportionate adverse effect of such effect will be taken into account for the purpose of determining whether a “material adverse effect” exists or has occurred.
An “ironSource material adverse effect” means a material adverse effect with respect to ironSource, and a “Unity material adverse effect” means a material adverse effect with respect to Unity.
Interim Operations of ironSource and Unity Pending the Merger
Interim Operations of ironSource
ironSource has agreed that, between the date of the merger agreement and the earlier of the effective time or the date, if any, on which the merger agreement is validly terminated, subject to certain exceptions set forth in the merger agreement, (1) ironSource will, and will cause each of its subsidiaries to, conduct its business in the ordinary course of business in all material respects and (2) ironSource will, and will cause each of its subsidiaries to, use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses, (y) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (z) preserve its and their relationships with customers, suppliers, vendors, resellers, licensors, licensees, governmental entities, and other persons, in each case with whom ironSource and its subsidiaries have material business relations; and (3) ironSource will not, and will cause each of its subsidiaries not to, directly or indirectly:
•	amend, modify, waive, rescind, change or otherwise restate ironSource’s of any of its subsidiary’s articles of association, certificate of incorporation, bylaws or equivalent organizational documents;
•
authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares or other equity interests (whether in cash, assets, shares or other securities of ironSource of any of its subsidiaries) (other than dividends or distributions made by any wholly owned subsidiary to ironSource or any other wholly owned subsidiary), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its share capital or other equity interests or securities;

•
split, combine, subdivide, reduce or reclassify any of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, its share capital or other equity interests, except for (A) the acceptance of ironSource ordinary shares as payment of the exercise price of ironSource options or for withholding taxes in respect of ironSource equity awards or (B) any such transaction involving only wholly owned subsidiaries;

•
issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in ironSource of any of its subsidiaries or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” shares, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested ironSource equity award under any existing ironSource equity plan (except as otherwise provided by the express terms of any ironSource equity award), other than (A) issuances of ironSource Class A ordinary shares upon conversion of ironSource Class B ordinary shares, issuances of ironSource ordinary shares in respect of any exercise of ironSource options outstanding on the date of the merger agreement or the vesting or settlement of ironSource equity awards outstanding on the date of the merger agreement, in all cases in accordance with their respective terms as of the date of the merger agreement, (B) sales of ironSource ordinary shares pursuant to the exercise of ironSource options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of ironSource equity awards in order to satisfy tax withholding obligations, or (C) transactions solely between ironSource and a wholly owned ironSource subsidiary or solely between wholly owned ironSource subsidiaries;
•
except as required by any ironSource benefit plan as in existence as of the date of the merger agreement or entered into in accordance with the terms of the merger agreement, and except in the ordinary course of business, (A) increase the compensation or benefits payable or to become payable to current Service Providers in an amount in excess of a percentage, set forth in the merger agreement, of the aggregate cost of such compensation and benefits in effect as of the date of the merger agreement, (B) grant to its current or former Service Providers any material increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation, other than sales commissions, to any of its current or former service providers other than in connection with annual or periodic performance review, (D) establish, adopt, enter into, amend or terminate any collective bargaining agreement or ironSource benefit plan except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) or materially increase the cost to ironSource of maintaining such ironSource benefit plan or the benefits provided under the merger agreement, (E) take any action to materially amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any ironSource benefit plan, (F) terminate the employment of any employee at the level of vice president or above, other than for cause or failure to meet performance or evaluation targets, (G) hire any new employees, except for non-officer employees below the vice president level, other than in order to replace such employees who ceased to be employed and recruitment as part of existing expansion or growth plans, or (H) provide any funding for any rabbi trust or similar arrangement;

•
acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any entity, business or assets that constitute a business or division of any person, or all or substantially all of the assets of any person, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between ironSource and a wholly owned ironSource subsidiary or solely between wholly owned ironSource subsidiaries or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

•
liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of ironSource and/or any of its subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

•
make any loans, advances or capital contributions to, or investments (other than within the amount permitted under clause (vi) above) in, any other person, except for (A) loans solely among ironSource and its wholly owned ironSource subsidiaries or solely among ironSource’s wholly owned ironSource subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, and (C) credit to customers or advancement of expenses to suppliers;

•
sell, lease, license (other than sales and non-exclusive licenses in the ordinary course of business), assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any lien (other than certain liens permitted by the merger agreement), any of its material properties, rights or assets, except (A) dispositions of obsolete or worthless equipment, (B) liens to financial institutions or banks in connection with ongoing services over assets or properties that are not material to ironSource and its subsidiaries, taken as a whole and (B) pursuant to transactions solely among ironSource and its wholly owned ironSource subsidiaries or solely among wholly owned ironSource subsidiaries;

•
act, or fail to act, in each case in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material ironSource intellectual property rights;

•	assign, transfer, or dispose of any material ironSource intellectual property rights;

•
enter into or become bound by, or amend, modify, terminate or waive any material contract related to the acquisition or disposition or granting of any license with respect to material Intellectual property or material intellectual property rights of any person, or otherwise encumber any Intellectual property or intellectual property rights, other than in the ordinary course of business with respect to non-exclusive licenses;

•
(A) enter into any contract that would, if entered into prior to the date of the merger agreement, be a material contract (as defined in the merger agreement), or (B) (1) modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Material contract or (2) waive, release or assign any rights or claims under the merger agreement, in the case of clause (A) and (B), other than in the ordinary course of business, or (C) modify or amend in any material respect any employment agreement (other than for actions permitted under the fifth bullet above);

•	make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;
•
commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which ironSource or any ironSource subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any litigation or proceeding that involves only the payment of monetary damages not in excess of certain agreed minimum amounts;

•
make any material change in financial accounting policies or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable law;

•
make, change or revoke any material tax election, adopt or change any tax accounting period or material method of tax accounting, materially amend any material tax return, settle or compromise any material liability for taxes or any tax audit, claim or other proceeding relating to a material amount of taxes unless the settlement does not involve imposition of a material liability or restriction on ironSource, enter into any “closing agreement” under Section 7121 of the Code (or any similar provision of state, local or non-U.S. law);

•
redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness solely among ironSource and its wholly owned subsidiaries or solely among wholly owned subsidiaries, (B) indebtedness in an aggregate principal amount outstanding at any time incurred by ironSource or any of its subsidiaries that does not exceed certain agreed minimum amounts and (C) derivative financial instruments or arrangements in the ordinary course of business consistent with past practices and not for speculative purposes;

•	enter into any related party contract or collective bargaining agreement;
•	adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;
•
subject to certain exceptions described in the merger agreement, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by the merger agreement on or before April 13, 2023 (referred to as the “Outside Date”);

•	cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;

•
enter into a new line of business outside of the existing business of ironSource and its subsidiaries, taken as a whole, where such new line of business would be material to ironSource and its subsidiaries, taken as a whole;

•
take any action, or knowingly fail to take any action, which action or failure to act would or would reasonably be expected to prevent or impede the merger from qualifying for the intended U.S. tax treatment;

•
take any action, or knowingly fail to take any action, which action or failure to act would or would reasonably be expected to result in non-compliance with or a breach of the ruling of the ITA in accordance with the Ordinance, which provided that the transfer of certain assets of ironSource to TypeA Holdings Ltd. was not taxable to ironSource as of the date of transfer (including all restrictions and requirements therein);

•
take any action, or knowingly fail to take any action, which would result in ironSource or any of ironSource subsidiaries claiming a capital loss with respect to any aspect of the transaction entered into with Thoma Bravo Advantage on March 20, 2021; or

•	agree or authorize, in writing or otherwise, to take any of the foregoing actions.
Interim Operations of Unity
Unity has agreed that, between the date of the merger agreement and the earlier of the effective time or the date, if any, on which the merger agreement is validly terminated, subject to certain exceptions set forth in the merger agreement, (1) Unity will, and will cause each of its subsidiaries to, conduct its business in the ordinary course of business in all material respects and (2) Unity will, and will cause each of its subsidiaries to, use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses, (y) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (z) preserve its and their relationships with customers, suppliers, vendors, resellers, licensors, licensees, governmental entities, and other persons, in each case with whom Unity and its subsidiaries have material business relations; and (3) Unity will not, and will cause each of its subsidiaries not to, directly or indirectly:
•	amend, modify, waive, rescind, change or otherwise restate Unity’s of any of its subsidiary’s articles of association, certificate of incorporation, bylaws or equivalent organizational documents;
•
authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares or other equity interests (whether in cash, assets, shares or other securities of Unity of any of its subsidiaries) (other than dividends or distributions made by any wholly owned subsidiary to Unity or any other wholly owned subsidiary), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its share capital or other equity interests or securities;

•
split, combine, subdivide, reduce or reclassify any of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, its share capital or other equity interests, except for (A) the acceptance of Unity common stock as payment of the exercise price of Unity options or for withholding taxes in respect of Unity equity awards or (B) any such transaction involving only wholly owned subsidiaries;

•
issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in Unity or any of its subsidiaries, including for the avoidance of doubt, issuance of Unity preferred stock (to ensure obtainment of Dual Listing Permit, as defined below, to the extent it becomes needed), or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” shares, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Unity stock option or restricted stock unit under any existing Unity equity plan (except as otherwise provided by the express terms of any Unity equity award), other than (A) issuances of Unity common stock in respect of any exercise of Unity stock options outstanding on the date of the merger agreement or the vesting or settlement of Unity stock options or restricted stock units outstanding on the date of the merger agreement, in all cases in accordance with their respective terms as of the date of the merger agreement, (B) sales of Unity common stock pursuant to the exercise of Unity stock options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Unity stock options or restricted stock units in order to satisfy tax withholding obligations or (C) transactions solely between Unity and a wholly owned subsidiary or solely between wholly owned subsidiaries of Unity;
•
except as required by any Unity benefit plan as in existence as of the date of the merger agreement or entered into in accordance with the terms of the merger agreement, and except in the ordinary course of business, (A) increase the compensation or benefits payable or to become payable to current service providers in an amount in excess of a percentage, set forth in the merger agreement, of the aggregate cost of such compensation and benefits in effect as of the date of the merger agreement, (B) grant to its current or former service providers any material increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation, other than sales commissions, to any of its current or former service providers other than in connection with annual or periodic performance review, (D) establish, adopt, enter into, amend or terminate any collective bargaining agreement or Unity benefit plan except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) or materially increase the cost to Unity of maintaining such Unity benefit plan or the benefits provided under the merger agreement, (E) take any action to materially amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Unity benefit plan, (F) terminate the employment of any employee at the level of vice president or above, other than for cause or failure to meet performance or evaluation targets, (G) hire any new employees, except for non-officer employees below the vice president level, other than in order to replace such employees who ceased to be employed and recruitment as part of existing expansion or growth plans, or (H) provide any funding for any rabbi trust or similar arrangement;

•
acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any entity, business or assets that constitute a business or division of any person, or all or substantially all of the assets of any person, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between Unity and a wholly owned Unity subsidiary or solely between wholly owned Unity subsidiaries or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;

•
liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of Unity and/or any of its subsidiaries), or adopt any plan or resolution providing for any of the foregoing;

•
make any loans, advances or capital contributions to, or investments (other than within the amount permitted under the sixth bullet point above) in, any other person, except for (A) loans solely among Unity and its wholly owned Unity subsidiaries or solely among Unity’s wholly owned Unity subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, and (C) credit to customers or advancement of expenses to suppliers;

•
sell, lease, license (other than sales and non-exclusive licenses in the ordinary course of business), assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any lien (other than certain liens permitted by the merger agreement), any of its material properties, rights or assets, except (A) dispositions of obsolete or worthless equipment, (B) liens to financial institutions or banks in connection with ongoing services over assets or properties that are not material to Unity and its subsidiaries, taken as a whole and (B) pursuant to transactions solely among Unity and its wholly owned Unity subsidiaries or solely among wholly owned Unity subsidiaries;

•
act, or fail to act, in each case in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material Unity intellectual property rights;

•	assign, transfer, or dispose of any material Unity intellectual property rights;
•
enter into or become bound by, or amend, modify, terminate or waive any material contract related to the acquisition or disposition or granting of any license with respect to material Intellectual property or material intellectual property rights of any person, or otherwise encumber any Intellectual property or intellectual property rights, other than in the ordinary course of business with respect to non-exclusive licenses;

•
(A) enter into any contract that would, if entered into prior to the date of the merger agreement, be a material contract (as defined in the merger agreement), or (B) (1) modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any material contract or (2) waive, release or assign any rights or claims under the merger agreement, in the case of clause (A) and (B), other than in the ordinary course of business, or (C) modify or amend in any material respect any employment agreement (other than for actions permitted under the fifth bullet above);

•	make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;
•
commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which Unity or any Unity subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any litigation or proceeding that involves only the payment of monetary damages not in excess of certain agreed minimum amounts;

•
make any material change in financial accounting policies or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable law;

•
make, change or revoke any material tax election, adopt or change any tax accounting period or material method of tax accounting, materially amend any material tax return, settle or compromise any material liability for taxes or any tax audit, claim or other proceeding relating to a material amount of taxes unless the settlement does not involve imposition of a material liability or restriction on Unity, enter into any “closing agreement” under Section 7121 of the Code (or any similar provision of state, local or non-U.S. law);

•
redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any indebtedness solely among Unity and its wholly owned subsidiaries or solely among wholly owned subsidiaries and (B) indebtedness in an aggregate principal amount outstanding at any time incurred by Unity or any of its subsidiaries that does not exceed certain agreed minimum amounts, and (C) derivative financial instruments or arrangements in the ordinary course of business consistent with past practices and not for speculative purposes;

•	enter into any related party contract or collective bargaining agreement;
•	adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;
•
subject to certain exceptions described in the merger agreement, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the transactions contemplated by the merger agreement on or before the Outside Date;

•	cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;

•
enter into a new line of business outside of the existing business of Unity and its subsidiaries, taken as a whole, where such new line of business would be material to Unity and its subsidiaries, taken as a whole;

•
take any action, or knowingly fail to take any action, which action or failure to act would or would reasonably be expected to prevent or impede the merger from qualifying for the intended U.S. tax treatment;

•	except pursuant to the merger agreement, acquire, own, or have any options or other rights to acquire, any ironSource ordinary shares or other equity interests in ironSource; or
•	agree or authorize, in writing or otherwise, to take any of the foregoing actions.
No Solicitation; Changes of Recommendation
No Solicitation by ironSource
ironSource has agreed that, between the date of the merger agreement and the earlier of the effective time or the date, if any, on which the merger agreement is validly terminated, ironSource will not, and will cause its affiliates and its and their respective directors, officers and employees not to, and will instruct its and its controlled affiliates’ respective other representatives not to, directly or indirectly:
•
solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a ironSource Acquisition Proposal (as such term is defined in the section titled “—Definitions of Competing Proposals”) (provided that, if ironSource receives, prior to the ironSource shareholder approval being obtained, a bona fide written ironSource Acquisition Proposal that did not result from a breach of the merger agreement, ironSource may contact the person who has made such ironSource Acquisition Proposal solely for purposes of requesting a clarification of any ambiguous terms and conditions thereof (and not for purposes of negotiating or engaging in any discussions regarding or relating thereto) so that ironSource may inform itself about such ironSource Acquisition Proposal);

•
participate in any negotiations regarding, or furnish to any person any non-public information relating to, ironSource or any ironSource subsidiary in connection with an actual or potential ironSource Acquisition Proposal;

•	adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any ironSource Acquisition Proposal;
•
withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to Unity, the recommendation of the ironSource board that ironSource shareholders provide the ironSource shareholder approval;

•
if an ironSource Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such ironSource Acquisition Proposal within ten business days after the public disclosure of such ironSource Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Unity, such rejection of such ironSource Acquisition Proposal) and reaffirm the recommendation of the ironSource board that ironSource shareholders provide the ironSource shareholder approval within such ten business day period (or, if earlier, by the second business day prior to the ironSource special general meeting);

•	fail to include the recommendation of the ironSource board that ironSource shareholders provide the ironSource shareholder approval in this joint proxy statement/prospectus;
•
approve, or authorize, or cause ironSource or any ironSource subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principal, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any ironSource Acquisition Proposal (other than certain acceptable confidentiality agreements described in the merger agreement);

•
call or convene a general meeting of ironSource shareholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the transactions contemplated by the merger agreement; or

•	resolve or agree to do any of the foregoing (any act described in the third through ninth bullets above is referred to as an “ironSource Change of Recommendation”).
Exceptions to No Solicitation by ironSource
Notwithstanding the limitations contained in the merger agreement, prior to the ironSource shareholder approval being obtained (in each case, subject to certain limitations contained in the merger agreement):
•
if ironSource receives an unsolicited, bona fide, written ironSource Acquisition Proposal that did not result from a breach of the non-solicitation provisions set forth in the merger agreement, which the ironSource board determines in good faith after consultation with ironSource’s outside legal counsel and financial advisers (i) constitutes an ironSource Superior Proposal (as such term is defined in the section titled “—Definitions of Competing Proposals”) or (ii) would reasonably be expected to result in an ironSource Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the ironSource board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware law), then ironSource may take the following actions:

○
furnish nonpublic information with respect to ironSource and its subsidiaries to the person making such ironSource Acquisition Proposal, if, and only if, prior to so furnishing such information, ironSource receives from such person an executed confidentiality agreement and ironSource also provides Unity, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to Unity (other than information that applicable laws prohibit from being provided to Unity, in which case, to the extent permissible, ironSource will inform Unity that such information has been made available to such person and that under applicable laws such information is prohibited from being provided to Unity (provided, however, that ironSource will use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of such law)), and

○	engage in discussions or negotiations with such person with respect to such ironSource Acquisition Proposal; and
•	the ironSource board may (in each case, subject to certain limitations contained in the merger agreement):
○
make an ironSource Change of Recommendation in response to certain intervening material events described in the merger agreement if the ironSource board has determined in good faith after consultation with ironSource’s outside legal counsel and financial advisers that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the ironSource board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware law); provided that:

•
prior to ironSource taking any such action, ironSource will provide Unity with four business days’ prior written notice advising Unity that the ironSource board intends to effect an ironSource Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four business day period, ironSource will cause its representatives (including its executive officers) to negotiate in good faith (to the extent Unity desires to negotiate) any proposal by Unity to amend the terms and conditions of the merger agreement in a manner that would obviate the need to effect an ironSource Change of Recommendation and at the end of such four business day period the ironSource board again makes the determination to make such ironSource Change of Recommendation (after in good faith taking into account any amendments proposed by Unity); or
○
make an ironSource Change of Recommendation and cause ironSource to terminate the merger agreement in order to enter into an acquisition agreement providing for an unsolicited ironSource Acquisition Proposal received after the date of the merger agreement (which did not result from a breach of the merger agreement and such ironSource Acquisition Proposal is not withdrawn) if the ironSource board determines in good faith after consultation with ironSource’s outside legal counsel and financial advisers that such ironSource Acquisition Proposal constitutes an ironSource Superior Proposal, but only if the ironSource board has determined in good faith after consultation with ironSource’s outside legal counsel and financial advisers that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the ironSource board may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware law) provided that:

•
prior to ironSource taking any such action, ironSource will provide Unity with four business days’ prior written notice advising Unity that the ironSource board intends to take such action and specifying the material terms and conditions of the ironSource Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four business day period, ironSource will cause its representatives (including its executive officers) to negotiate in good faith (to the extent Unity desires to negotiate) any proposal by Unity to amend the terms and conditions of the merger agreement such that such ironSource Acquisition Proposal would no longer constitute an ironSource Superior Proposal and at the end of such four business day period the ironSource board again makes such ironSource Change of Recommendation (after in good faith taking into account the amendments proposed by Unity).

No Solicitation by Unity
Unity has agreed that, between the date of the merger agreement and the earlier of the effective time or the date, if any, on which the merger agreement is validly terminated, Unity will not, and will cause its affiliates and its and their respective directors, officers and employees not to, and will instruct its and its controlled affiliates’ respective other representatives not to, directly or indirectly:
•
solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a Unity Acquisition Proposal (as such term is defined in the section titled “—Definitions of Competing Proposals”) (provided that, if Unity receives, prior to the approval of the Unity issuance proposal at the Unity special meeting being obtained, a bona fide written Unity Acquisition Proposal that did not result from a breach of the merger agreement, Unity may contact the person who has made such Unity Acquisition Proposal solely for purposes of requesting a clarification of any ambiguous terms and conditions thereof (and not for purposes of negotiating or engaging in any discussions regarding or relating thereto) so that Unity may inform itself about such Unity Acquisition Proposal);

•
participate in any negotiations regarding, or furnish to any person any non-public information relating to, Unity or any Unity subsidiary in connection with an actual or potential Unity Acquisition Proposal;

•	adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Unity Acquisition Proposal;
•
withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to ironSource, the recommendation of the Unity board that stockholders provide the Unity stockholder approval;

•	if a Unity Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Unity Acquisition Proposal within ten business days after the public disclosure of such Unity

Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to ironSource, such rejection of such Unity Acquisition Proposal) and reaffirm the recommendation of the Unity board that stockholders provide the Unity stockholder approval within such ten business day period (or, if earlier, by the second business day prior to the Unity special meeting);
•	fail to include the recommendation of the Unity board that stockholders provide the Unity stockholder approval in this joint proxy statement/prospectus;
•
approve, or authorize, or cause Unity or any Unity subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principle, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any Unity Acquisition Proposal (subject to certain exceptions contained in the merger agreement);

•
call or convene a general meeting of the stockholders of Unity to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the transactions contemplated by the merger agreement; or

•	resolve or agree to do any of the foregoing (any act described in the third through ninth bullets above is referred to as a “Unity Change of Recommendation”).
Exceptions to No Solicitation by Unity
Notwithstanding the limitations contained in the merger agreement, prior to the Unity stockholder approval being obtained (in each case, subject to certain limitations contained in the merger agreement):
•
if Unity receives an unsolicited, bona fide, written Unity Acquisition Proposal that did not result from a breach of the non-solicitation provisions set forth in the merger agreement, which the Unity board determines in good faith after consultation with Unity’s outside legal counsel and financial advisers (i) constitutes a Unity Superior Proposal (as such term is defined in the section titled “—Definitions of Competing Proposals”) or (ii) would reasonably be expected to result in a Unity Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware law, then Unity may take the following actions:

○
furnish nonpublic information with respect to Unity and its subsidiaries to the person making such Unity Acquisition Proposal, if, and only if, prior to so furnishing such information, Unity receives from such person an executed acceptable confidentiality agreement pursuant to the merger agreement and Unity also provides ironSource, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to ironSource (other than information that applicable laws prohibit from being provided to ironSource, in which case, to the extent permissible, Unity will inform ironSource that such information has been made available to such person and that under applicable laws such information is prohibited from being provided to ironSource (provided, however, that Unity will use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of such law)); and

○	engage in discussions or negotiations with such person with respect to such Unity Acquisition Proposal.
•	the Unity board may (in each case, subject to certain limitations contained in the merger agreement):
○
make a Unity Change of Recommendation in response to certain intervening material events described in the merger agreement if the Unity board has determined in good faith after consultation with Unity’s outside legal counsel and financial advisers that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware law; provided that:

•	prior to Unity taking any such action, Unity will provide ironSource with four business days’ prior written notice advising ironSource that the Unity board intends to effect a Unity Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four business day period, Unity will cause its representatives (including its executive officers) to negotiate in good faith (to the extent ironSource desires to negotiate) any proposal by ironSource to amend the terms and conditions of the merger agreement in a manner that would obviate the need to effect a Unity Change of Recommendation and at the end of such four business day period the Unity board again makes the determination to make such Unity Change of Recommendation (after in good faith taking into account any amendments proposed by ironSource); or
○
make a Unity Change of Recommendation and cause Unity to terminate the merger agreement in order to enter into a Unity acquisition agreement providing for an unsolicited Unity Acquisition Proposal received after the date of the merger agreement (which did not result from a breach of the merger agreement and such Unity Acquisition Proposal is not withdrawn) if the Unity board determines in good faith after consultation with Unity’s outside legal counsel and financial advisers that such Unity Acquisition Proposal constitutes a Unity Superior Proposal, but only if the Unity board has determined in good faith after consultation with Unity’s outside legal counsel and financial advisers that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware law; provided that:

•
prior to Unity taking any such action, Unity will provide ironSource with four business days’ prior written notice advising ironSource that the Unity board intends to take such action and specifying the material terms and conditions of the Unity Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four business day period, Unity will cause its representatives (including its executive officers) to negotiate in good faith (to the extent ironSource desires to negotiate) any proposal by ironSource to amend the terms and conditions of the merger agreement such that such Unity Acquisition Proposal would no longer constitute a Unity Superior Proposal and at the end of such four business day period the Unity board again makes such Unity Change of Recommendation (after in good faith taking into account the amendments proposed by ironSource).

Certain Permitted Disclosures
The merger agreement will not prohibit each of ironSource, the ironSource board, Unity or the Unity board from (i) disclosing to such party’s shareholders or stockholders, as applicable, a position contemplated by Rules 14d-9 and 14e2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to such party’s shareholders or stockholders, as applicable, pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to such party’s shareholders or stockholders, as applicable, required by applicable law or stock exchange rule or listing agreement, which actions will not constitute or be deemed to constitute an ironSource Change of Recommendation or a Unity Change of Recommendation, as applicable, so long as any such disclosure (x) includes an express reaffirmation of the recommendation of such party’s board of directors with respect to the ironSource shareholder approval or the Unity stockholder approval, as applicable, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, an ironSource Change of Recommendation or a Unity Change of Recommendation, as applicable.
Definitions of Competing Proposals
An “ironSource Acquisition Proposal” and a “Unity Acquisition Proposal” means, with respect to ironSource and Unity, as applicable, any offer, proposal or indication of interest from a person (other than a proposal or offer by the other party or any of its subsidiaries) at any time relating to any transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving:
•
any acquisition or purchase by any person, directly or indirectly, of more than 15% of any class of outstanding voting or equity securities of such party (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any person beneficially owning more than 15% of any class of outstanding voting or equity securities of such party (whether by voting power or number of shares);

•
any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving such party and a person pursuant to which the equity holders of such party immediately preceding such transaction hold less than 85% of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or

•	any sale, lease, exchange, transfer or other disposition to a person of more than 15% of the consolidated assets of such party and its subsidiaries (measured by the fair market value thereof).
An “ironSource Superior Proposal” and a “Unity Superior Proposal” means, with respect to ironSource and Unity, as applicable, a bona fide, written ironSource Acquisition Proposal or Unity Acquisition Proposal, as applicable, (with references in the definition thereof to 15% and 85% being deemed to be replaced with references to 50%) by a third party, which such party’s board of directors determines in good faith after consultation with such party’s outside legal counsel and financial advisers to be more favorable to such party equity holders from a financial point of view than the merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and the merger agreement (and, if applicable, any changes to the terms of the merger agreement proposed by the other party in response to an ironSource Change of Recommendation or a Unity Change of Recommendation, as applicable, in each case pursuant to the merger agreement)).
Preparation of the Registration Statement and the Joint Proxy Statement/Prospectus
Each of Unity and ironSource has agreed to use reasonable best efforts to cause this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus forms a part to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Unity has also agreed to use its reasonable best efforts to cause the registration statement of which this joint proxy statement/prospectus forms a part to become effective under the Securities Act as soon after its filing as reasonably practicable, and promptly thereafter Unity and ironSource have agreed to mail this joint proxy statement/prospectus to ironSource shareholders and Unity stockholders, as applicable. Each of ironSource and Unity have agreed to advise the other promptly after it receives any request by the SEC for amendment of this joint proxy statement/prospectus or the registration statement of which this joint proxy statement/prospectus forms a part, or comments thereon and responses thereto or any request by the SEC for additional information, and to jointly prepare promptly any response to such comments or requests, and each of ironSource and Unity has agreed to permit the other (in each case, to the extent practicable), and their respective outside counsels, to participate in all meetings and conferences with the SEC. Unity has agreed to promptly file such responses and any amendments to the registration statement of which this joint proxy statement/prospectus forms a part with the SEC. Each of ironSource and Unity have agreed to use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the transactions contemplated by the merger agreement to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
Unity and ironSource have agreed to make all necessary filings with respect to the merger and the transactions contemplated by the merger agreement under the Securities Act and the Exchange Act and applicable blue sky laws. Each party will advise the other, promptly after it receives notice thereof, of the time when the registration statement of which this joint proxy statement/prospectus forms a part has become effective or any supplement or amendment has been filed, the issuance of any stop order, or the suspension of the qualification of the Unity common stock issuable in connection with the merger for offering or sale in any jurisdiction. Each of ironSource and Unity will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
If at any time prior to the effective time, any information relating to Unity or ironSource, or any of their respective affiliates, officers or directors, should be discovered by Unity or ironSource that should be set forth in an amendment or supplement to this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus forms a part so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by applicable law, disseminated to the shareholders of ironSource and the stockholders of Unity.
Stockholder and Shareholder Meetings
ironSource Special General Meeting
ironSource has agreed to take all action necessary in accordance with applicable laws and its Articles of Association to duly give notice of, convene and hold the ironSource special general meeting for the purpose of holding the requisite class or combined meetings to vote upon the approval of the ironSource merger proposal as soon as reasonably practicable after the date of the merger agreement (but in no event later than 40 days following the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part), and not to submit any proposal other than the ironSource merger proposal at the ironSource special general meeting (other than (i) if initiated and proposed by the ironSource board, any proposal that ironSource is required to submit under applicable law and is directly related or inherent to the merger and (ii) if initiated by an ironSource shareholder to be included, any proposal that ironSource is required to submit under applicable Law) without the prior written consent of Unity. ironSource has agreed to use its reasonable best efforts to (A) solicit from ironSource shareholders proxies in favor of the approval of the ironSource merger proposal and (B) take all other action reasonably necessary or advisable to secure approval of the ironSource merger proposal at the ironSource special general meeting, including, unless the ironSource board has validly made an ironSource Change of Recommendation in accordance with the merger agreement, by communicating to ironSource’s shareholders the recommendation of the ironSource board that shareholders approve the ironSource merger proposal at the ironSource special general meeting and including the recommendation of the ironSource board that shareholders approve the ironSource merger proposal at the ironSource special general meeting in this joint proxy statement/prospectus.
Unity Special Meeting
Unity has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Unity to duly give notice of, convene and hold the Unity special meeting for the purpose of voting upon the approval of the Unity issuance proposal as soon as reasonably practicable after the date of the merger agreement (but in no event later than 40 days following the effectiveness of the registration statement, of which this joint proxy statement/prospectus forms a part), and Unity will submit to its stockholders the Unity issuance proposal for approval at the Unity special meeting and will not submit any other proposal to Unity’s stockholders in connection with the Unity special meeting (other than the Unity adjournment proposal) without the prior written consent of ironSource. Unity has agreed to use its reasonable best efforts to (A) solicit from the Unity stockholders proxies in favor of the approval of the Unity issuance proposal and (B) take all other action reasonably necessary or advisable to secure the approval of the Unity issuance proposal at the Unity special meeting, including, unless the Unity board has validly made a Unity Change of Recommendation in accordance with the merger agreement, by communicating to Unity’s stockholders the recommendation of the Unity board that stockholders approve the Unity issuance proposal at the Unity special meeting and including the recommendation of the Unity board that stockholders approve the Unity issuance proposal at the Unity special meeting in this joint proxy statement/prospectus.
Timing of Meetings
Each of ironSource and Unity has agreed to cooperate and use their reasonable best efforts to hold the ironSource special general meeting and the Unity special meeting on the same day and at approximately the same time and, unless there has been a permitted ironSource Company Change of Recommendation or a permitted Unity Change of Recommendation, to cooperate and use their reasonable best efforts to defend against any efforts by any of ironSource’s shareholders, Unity’s stockholders or any other person to prevent approval of the ironSource merger proposal and the Unity issuance proposal from being obtained.
Reasonable Best Efforts
Subject to the terms and conditions of the merger agreement, each party has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable law to consummate the transactions contemplated by the merger agreement, including the merger, as soon as practicable after the date of the merger agreement, including:
•
preparing and filing or otherwise providing, in consultation with the other party and as promptly as practicable and advisable after the date of the merger agreement, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the transactions contemplated by the merger agreement, including the merger (including the 103K tax ruling, the 102 tax ruling, the withholding tax ruling and/or the 104H tax ruling, as and if applicable); and

•
taking all steps as may be necessary to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals.

In furtherance and not in limitation of the foregoing, each party has agreed to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by the merger agreement as promptly as practicable, and in any event within ten business days after the execution of the merger agreement (unless a later date is mutually agreed in writing between the parties), and to supply as promptly as reasonably practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable. Notwithstanding anything to the contrary in the merger agreement, none of Unity, ironSource or any of their respective subsidiaries will be required to, and Unity and ironSource may not and may not permit any of their respective subsidiaries to, without the prior written consent of Unity and ironSource, (A) litigate or consent to any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent or (B) become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (1) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of the business of ironSource, Unity or any subsidiary of any of the foregoing, (2) conduct, restrict, operate, invest or otherwise change the assets, the business or portion of the business of ironSource, Unity or any subsidiary of any of the foregoing in any manner or (3) impose any restriction, requirement or limitation on the operation of the business or portion of the business of ironSource, Unity or any subsidiary of any of the foregoing.
Each of Unity and ironSource has agreed to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations for the transactions contemplated by the merger agreement under the HSR Act or any other regulatory law and, subject to confidentiality provisions contained in the merger agreement, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including by allowing the other party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other party, (ii) promptly inform the other party of any communication received by such party from, or given by such party to, the Antitrust Division of the Department of Justice (referred to as the “DOJ”), the Federal Trade Commission or any other governmental entity, by promptly providing copies to the other party of any such written communications, and of any communication received or given in connection with any Proceeding by a private party, in each case regarding any of the transactions contemplated by the merger agreement and (iii) permit the other party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the governmental entity or any other governmental entity, and to the extent permitted by the DOJ, the governmental entity or other applicable governmental entity, give the other party the opportunity to attend and participate in any inperson meetings, substantive telephone calls or conferences with the DOJ, the governmental entity or other governmental entity or other person.
D&O Insurance and Indemnification
The merger agreement requires Unity to, and to cause the surviving company to, for seven years from and after the effective time, indemnify and hold harmless all past and present directors and officers of ironSource and ironSource subsidiaries (collectively, the “indemnified parties”) against any costs or expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified party to the fullest extent permitted by applicable law and Unity’s Articles of Association; provided that such indemnified party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgement that such Indemnified party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time (including acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the merger or any of the other transactions contemplated by the merger agreement), whether asserted or claimed prior to, at or after the effective time, in connection with such persons serving as an officer, director, employee or other fiduciary of ironSource or any ironSource subsidiary or of any other person if such service was at the request or for the benefit of ironSource or any ironSource subsidiary, to the fullest extent permitted by applicable law and Unity’s Articles of Association or the organizational documents of the applicable ironSource subsidiary (as applicable) or any indemnification agreements with such persons in existence on the date of the merger agreement and provided to Unity prior to the date of the merger agreement.
In addition, at or prior to the effective time, ironSource has agreed to use its reasonable best efforts to purchase a seven-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent or no less than the policies of directors’ and officers’ liability insurance in effect immediately prior to the closing maintained by ironSource and ironSource subsidiaries with respect to matters arising at or prior to the effective time; provided, however, that ironSource will not commit or spend on such “tail” policy, in the aggregate, more than 300% of an aggregate premium paid by ironSource prior to the closing for ironSource’s current policies of directors’ and officers’ liability insurance prior to the closing of the merger, and if the cost of such “tail” policy would otherwise exceed such amount, ironSource will be permitted to purchase only as much coverage as reasonably practicable for such amount, in accordance with the merger agreement. ironSource has agreed to in good faith consult with Unity prior to the closing with respect to the procurement of such “tail” policy, including with respect to the selection of the broker, available policy price and coverage options.
At or prior to the effective time, ironSource has agreed to use its reasonable best efforts to purchase a twelve months prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent or no less than the policies in effect immediately prior to closing of the merger of fiduciary liability insurance then maintained by ironSource and its subsidiaries with respect to matters arising at or prior to the effective time at a premium that will not exceed 100% of the annual premium. In the event that ironSource is unable to purchase such “tail” policies for twelve months after the effective time, Unity has agreed to maintain policies of fiduciary liability insurance that provides coverage for events occurring at or prior to the effective time for the indemnified parties that is substantially equivalent to ironSource’s policies in effect immediately prior to closing of the merger of fiduciary liability insurance, provided, however, that Unity will not be required pay an annual premium for such insurance in excess of such 100% of the annual premium.
Employee Matters
Effective as of the effective time and for a period of twelve months thereafter, Unity has agreed to provide to each employee of ironSource and its subsidiaries who continues to be employed by Unity or any Unity subsidiary (referred to as the “continuing employees”), (i) at least the same wage rate or base salary as in effect for such continuing employee immediately prior to closing, (ii) no less favorable severance rights than those in effect for such continuing employee immediately prior to closing, and (iii) employee benefits (including cash bonus opportunities, retirement, health and welfare benefits, but excluding equity incentive compensation and change in control or retention bonuses) that are no less favorable than those in effect for such continuing employee immediately prior to closing.
For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Unity and Unity subsidiaries providing benefits to any continuing employees after the effective time (referred to as the “New Plans”), each continuing employee will, subject to applicable law and applicable tax qualification requirements, be credited with his or her years of service with ironSource and ironSource subsidiaries and their respective predecessors before the effective time, to the same extent as such continuing employee was entitled, before the effective time, to credit for such service under any similar ironSource benefit plan in which such continuing employee participated or was eligible to participate immediately prior to the effective time; provided that the foregoing will not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each continuing employee will be immediately eligible to participate, without any waiting time, in any New Plans to the extent coverage under such New Plan is of a similar type as ironSource benefit plan in which such continuing employee participated immediately before the effective time (referred to as the “Old Plans”), and (ii)(A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any continuing employee, Unity or its applicable subsidiary will use its commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such continuing employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such continuing employee participated immediately prior to the effective time and (B) Unity and its applicable subsidiary will use commercially reasonable efforts to cause any eligible expenses incurred by such continuing employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
If, at least ten business days prior to the effective time, Unity provides written notice to ironSource directing ironSource to terminate its 401(k) plan(s), ironSource will terminate any 401(k) plans effective as of the day immediately preceding the day on which the effective time occurs (referred to as the “401(k) Termination Date”). In the event that Unity requests that such 401(k) plan(s) be terminated, ironSource will provide Unity with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of ironSource board at least one business day prior to the day on which the effective time occurs, but conditioned upon the occurrence of the closing; provided that, prior to amending or terminating ironSource’s 401(k) plan(s), ironSource will provide Unity with the form and substance of any applicable resolutions or amendments for review and approval (which approval will not be unreasonably withheld, conditioned or delayed). If ironSource 401(k) plan(s) is terminated pursuant to the merger agreement, then as soon as practicable following the 401(k) Termination Date, Unity will permit all continuing employees who were eligible to participate in ironSource’s 401(k) plan(s) immediately prior to the 401(k) Termination Date to participate in Unity’s 401(k) plan and will permit each such continuing employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan(s) to Unity’s 401(k) plan, including any outstanding participant loans, to the extent permissible under Unity’s 401(k) plan.
Related Party Contracts
Except as set forth in the merger agreement and excluding any employment or indemnification agreements made available to Unity, ironSource has agreed to cause to be settled and terminated without any consideration, effective prior to or as of the closing, any contracts or other transactions between ironSource or any of its subsidiaries, on the one hand, and any director, officer, and any record or beneficial owner of 5% or more of the number or voting power of any securities of ironSource, on the other hand, including the ironSource Shareholders Agreement, in each case, (a) whether or not such contract is entered into after the date of the merger agreement and (b) without any continuing or further liability of any party thereto.
Israeli Securities Authority Approval; Dual-Listing
As soon as practicable after the execution of the merger agreement (but in any event within no more than three business days after the date of the merger agreement), Unity has agreed to cause its Israeli counsel to prepare and file with the Israeli Securities Authority (referred to as the “ISA”) an application, in form and substance reasonably acceptable to ironSource, for, and will use reasonable best efforts to obtain a No-Action Letter from the ISA. If the ISA No-Action Letter has not been obtained by the date that is 45 days after the execution of the merger agreement, unless otherwise agreed in writing by the Unity and ironSource, Unity has agreed to prepare and use reasonable best efforts to receive a permit from the Tel Aviv Stock Exchange (referred to as the “TASE”) for a registration statement with respect to the dual listing of the Unity common stock, including all shares of Unity common stock underlying shares of Unity’s convertible securities, at the TASE and a permit from the ISA and the TASE to not to publish a prospectus, which permit would also apply to the merger consideration and which permit may be a contingent permit subject to the filing by Unity of the registration statement of which this joint proxy statement/prospectus forms a party with the SEC (referred to as the “Dual Listing Permit”).

ironSource and Unity have agreed to cooperate in connection with (i) the preparation and filing of the application for the ISA No-Action Letter, (ii) if applicable, preparation and filing of all documents pertaining to the Dual Listing Permit and (iii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA No-Action Letter or to receive the Dual Listing Permit, as applicable. Each of ironSource and Unity will promptly notify the other upon the receipt of any comments from the ISA or the TASE or any request from the ISA or the TASE, including with respect to amendments or supplements to (x) the request for the ISA No-Action Letter, or (y) the request for the Dual Listing Permit, and will provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA or the TASE, on the other hand, with respect thereto. Each of ironSource and Unity will use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA and the TASE, including with respect to the request for the ISA No-Action and Dual Listing Permit. Notwithstanding the foregoing, prior to final approval of the ISA No-Action Letter or Dual Listing Permit, as applicable, Unity will (A) provide ironSource with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), which will not be unreasonably withheld, conditioned or delayed, and (B) reasonably consider all comments reasonably proposed by ironSource. Unity will advise ironSource promptly after receipt of the ISA No-Action Letter or Dual Listing Permit, as applicable.
If despite the foregoing efforts, the Dual Listing Permit is not obtained by the date that is 90 days after the execution of the merger agreement, Unity will take reasonable best efforts to cause the offering and issuance of the merger consideration to comply with the ISL, including the preparation and filing of any other registration statement, prospectus or other document in compliance with the ISL and obtaining any necessary approval or permit from the ISA with respect to such registration statement, prospectus or other document.
In the event that the ISA No-Action Letter has not been obtained by the date that is 45 days after the execution of the merger agreement, Unity will take all necessary action in order to obtain an exemption under Section 15D of the ISL with respect to the assumption of 102 options and 102 RSUs pursuant to the merger agreement held by current Israeli employees of ironSource and its Israeli resident subsidiaries.
Tax Rulings
The 103K Tax Ruling
ironSource has filed, in full coordination with Unity and Unity’s Israeli counsel and tax advisors, an application for a tax ruling confirming the merger under the merger agreement, for Israeli tax purposes, as a tax free merger pursuant to Section 103K of the Ordinance (and confirmation that the merger will not be deemed a breach of a previous re-organization performed by ironSource in connection with which the ITA issued a tax ruling dated December 29, 2020), subject to statutory or customary conditions regularly associated with such a ruling to be included within the ruling (referred to as the “103K tax ruling”). The application for the 103K tax ruling includes a note regarding Unity’s intention to reorganize its holding structure after the closing of the merger (referred to as the “Post-Closing Reorganization”). ironSource has agreed to, in coordination and together with Unity, present to the ITA, and included in the application for the 103K tax ruling, a request for confirmation of the ITA that the Post-Closing Reorganization will not be deemed a breach of the 103K tax ruling. In any event, Unity and ironSource have agreed not to independently apply to, approach or conduct any discussions with the ITA with respect to the Post-Closing Reorganization, unless coordinated in advance and in agreement with the parties and their advisors. Unity has agreed not to require, or cause, the closing, nor the obtaining of the 103K tax ruling, to be in any way conditioned upon any such Post-Closing Reorganization or favorable tax treatment thereof and the closing is not conditioned upon, and will not be delayed for, the receipt of any ruling in respect of the Post-Closing Reorganization.
If it becomes reasonably apparent that the ITA will not approve the Post-Closing Reorganization as part of the 103K tax ruling, then ironSource will (with the prior consent of Unity, not to be unreasonably withheld, conditioned or delayed) be entitled to withdraw the applicable portion of the application to the ITA (as it relates to the Post-Closing Reorganization), and Unity will not pursue such Post-Closing Reorganization prior to the closing of the merger or, with ITA approval, following the closing of the merger. To the extent that, prior to the closing of the merger, the ITA approves the Post-Closing Reorganization subject to conditions or limitations that are reasonably likely to affect the 103K tax ruling and ironSource’s shareholders prior to or after the closing, such conditions or limitations will be subject to ironSource’s approval (not to be unreasonably withheld, conditioned or delayed). Unity undertook, at all times following the closing of the merger, (i) to comply, and to cause its subsidiaries to comply, with all of the terms and conditions of the 103K Ruling (including statutory requirements of Section 103K of the Ordinance) (or, if applicable, the 104H Tax Ruling), and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such Tax Rulings). For more information see the section titled “Material Israeli Tax Consequences of the Merger” beginning on page 126.
The 102 Tax Ruling
To the extent the 103K tax ruling does not address the tax treatment for the 102 options, 102 RSUs and 102 Shares, then as soon as reasonably practicable after the execution of the merger agreement, ironSource has agreed to instruct its legal counsel, advisors and accountants to prepare and file with the ITA, in full coordination with Unity and Unity’s Israeli counsel and tax advisors, an application for a ruling by the ITA in form and substance reasonably acceptable to Unity confirming, among other things, that the assumption and exchange of 102 options, ironSource options subject to tax in accordance with Section 3(i) of the Ordinance, and 102 RSUs for converted Unity RSUs and converted Unity stock options and the exchange of 102 Shares for shares of Unity common stock will not constitute a taxable event and tax continuity will apply to the converted Unity RSUs and converted Unity stock options and shares of Unity common stock (which ruling may be subject to customary conditions regularly associated with such a ruling) (referred to as the “102 tax ruling”).
The 104H Tax Ruling and the Withholding Tax Ruling
Notwithstanding anything to the contrary set forth in the merger agreement, ironSource has agreed not to withdraw any application filed by ironSource (or ironSource subsidiaries) with respect to the 103K tax ruling without the prior consent of Unity (not to be unreasonably withheld, conditioned or delayed). If so withdrawn, and subject to ironSource’s agreement, ironSource may instruct its legal counsels, advisors and accountants to prepare and file with the ITA, in full coordination with Unity and Unity’s Israeli counsel and tax advisors, the following rulings:
•
an application to a deferral of the Israeli tax liability of any holder of ironSource ordinary shares, if any, to such dates set forth in Section 104H of the Ordinance (referred to as the “104H tax ruling”). Any costs associated with the 104H tax ruling will be paid by ironSource and Unity prior to the closing on an equal basis; and/or

•
with respect to holders of ironSource ordinary shares (other than recipients covered under the 102 tax ruling or 104H tax ruling, if any), an application (A) exempting Unity, the exchange agent, the surviving company and their respective agents from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or (B) clearly instructing Unity, the exchange agent, the surviving company and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of ironSource ordinary shares from which tax is to be withheld (if any) and the rate or rates of withholding to be applied (referred to as the “withholding tax ruling”).

For more information, see “Material Israeli Tax Considerations”.
Registration Rights
The merger agreement requires that, at the closing of the merger, Unity and each shareholder of ironSource who is currently party to the ironSource Shareholders’ Agreement and will be, immediately after the effective time, an affiliate (as such terms is defined in Rule 12b-2 promulgated under the Exchange Act) of Unity, will enter into a Registration Rights Agreement substantially in the form attached to the merger agreement.
Unity Board Matters
The merger agreement requires that, prior to the closing of the merger, (a) Unity will take all necessary corporate action so that, upon and after the closing of the merger, the size of the Unity board will be increased by three members (to a total of thirteen members), (b) Unity will designate three individuals, one of whom will be the Chief Executive Officer of ironSource and the other two of whom will be members of the ironSource board as of the date of the merger agreement and selected by ironSource upon prior consultation with Unity,

(c) the Unity board will appoint such ironSource Nominees as directors to fill in the vacancies created by the increase in the size of the board, (d) Unity will appoint the ironSource Nominees to the Unity board, in different classes, with such appointments effective upon the closing of the merger, and (e) appoint each such ironSource Nominee that qualifies as “independent” pursuant to the requirements under the NYSE to one (and only one) committee of the Unity board of directors.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, (a) access to information and confidentiality; (b) actions to be taken by Unity with respect to the listing on the NYSE of the shares of Unity common stock to be issued in connection with the merger and actions to be taken by Unity and ironSource regarding the delisting of ironSource Class A ordinary shares from the NYSE and termination of registration of the ironSource Class A ordinary shares under the Exchange Act; (c) coordination with respect to litigation relating to the merger; (d) public announcements with respect to the transactions contemplated by the merger agreement; (e) the treatment of ironSource’s credit facilities; and (f) notification of certain events between signing of the merger agreement and closing of the merger.
Conditions to the Completion of the Merger
Conditions to Each Party’s Obligations
The respective obligations of each party to consummate the merger will be subject to the satisfaction on or prior to the closing date of each of the following conditions, any of which may be waived in whole or in part by Unity, Merger Sub and ironSource, as the case may be, to the extent permitted by applicable law:
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ironSource shareholder approval and Unity stockholder approval. The ironSource shareholder approval (by the requisite majorities at the class and combined meetings to be held at the ironSource special general meeting) and the Unity stockholder approval will have been obtained.

•
NYSE Listing. The shares of Unity common stock to be issued in the merger will have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.

•
Registration Statement. The registration statement of which this joint proxy statement/prospectus forms a party will have become effective under the Securities Act and will not be the subject of any stop order or any proceedings by the SEC seeking a stop order.

•	Government Consents. The waiting period (or extensions thereof) under the HSR Act relating to the transactions contemplated by the merger agreement will have expired or been terminated.
•
No Legal Prohibition. No governmental entity of competent jurisdiction will have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the effective time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the effective time, in each case, which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the merger.

•	ISA No-Action Letter; Dual-Listing. Unity will have obtained either the ISA No-Action Letter or a Dual Listing Permit.
•
Israeli Statutory Waiting Periods. At least 50 days will have elapsed after the filing of the ironSource merger proposal with the Companies Registrar and at least 30 days will have elapsed after the ironSource shareholder approval and the approval by the sole shareholder of Merger Sub.

Conditions to Obligations of Unity and Merger Sub
The obligations of Unity and Merger Sub to consummate the merger will be subject to the satisfaction on or prior to the closing date of each of the following conditions, any of which may be waived in whole or in part by Unity and Merger Sub, as the case may be, to the extent permitted by applicable law:
•
Representations and Warranties of ironSource. (A) Certain of the representations and warranties of ironSource related to its qualification and organization, corporate authority, the opinion of its financial adviser, takeover statues and anti-takeover laws and finders and brokers) (in each case, without giving effect to any qualification as to materiality or ironSource material adverse effect contained therein) will be true and correct in all material respects as of the date of the merger agreement and will be true and correct in all material respects as of the closing as though made as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) certain of the representations and warranties of ironSource related to its capitalization will be true and correct other than for de minimis inaccuracies as of the date of the merger agreement and will be true and correct other than for de minimis inaccuracies as of the closing as though made as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) certain of the representations and warranties of ironSource related to the absence of certain changes will be true and correct in all respects as of the date of the merger agreement and will be true and correct in all respects as of the closing as though made as of the closing; and (D) the other representations and warranties of ironSource set forth in the merger agreement (without giving effect to any qualification as to materiality or ironSource material adverse effect contained therein) will be true and correct in all respects as of the date of the merger agreement and will be true and correct in all respects as of the closing as though made as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or ironSource material adverse effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, an ironSource material adverse effect.
•
Performance of Obligations of ironSource. The obligations, covenants and agreements of ironSource to be performed on or before the closing in accordance with the merger agreement will have been performed in all material respects.

•	No ironSource Material Adverse Effect. An ironSource material adverse effect will not have occurred on or after the date of the merger agreement that is continuing.
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ironSource Officer’s Certificate. Unity will have received a certificate, dated as of the closing date, signed by the Chief Executive Officer or Chief Financial Officer of ironSource certifying that each of the foregoing conditions has been satisfied.

•
Israeli Tax Withholding. The receipt of a written ruling, confirmation or instruction of the ITA with respect to holders of ironSource ordinary shares (other than recipients covered under the 102 tax ruling), which may include or be included in the 103K tax ruling, either (i) exempting Unity, the exchange agent, the surviving company and their respective agents from any obligation to withhold Israeli tax at source from the merger consideration, or clarifying that no such obligation exists, or (ii) clearly instructing Unity, the exchange agent, the surviving company and their respective agents on how such withholding at source is to be executed.

Conditions to Obligations of ironSource
The obligations of ironSource to consummate the merger will be subject to the satisfaction on or prior to the closing date of each of the following conditions, any of which may be waived in whole or in part by ironSource to the extent permitted by applicable law:
•
Representations and Warranties of Unity and Merger Sub. (A) certain of the representations and warranties of Unity and Merger Sub related to qualification and organization, corporate authority, the opinion of its financial adviser, takeover statues and anti-takeover laws and finders and brokers) (in each case, without giving effect to any qualification as to materiality or Unity material adverse effect contained therein) will be true and correct in all material respects as of the date of the merger agreement and will be true and correct in all material respects as of the closing as though made as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) certain of the representations and warranties of Unity and Merger Sub related to capitalization will be true and correct other than for de minimis inaccuracies as of the date of the merger agreement and will be true and correct other than for de minimis inaccuracies as of the closing as though made as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) certain of the representations and warranties of Unity and Merger Sub related to the absence of certain changes and the valid issuance of the merger consideration will be true and correct in all respects as of the date of the merger agreement and will be true and correct in all respects as of the closing as though made as of the closing; and (D) the other representations and warranties of Unity and Merger Sub set forth in the merger agreement (without giving effect to any qualification as to materiality or Unity material adverse effect contained therein) will be true and correct in all respects as of the date of the merger agreement and will be true and correct in all respects as of the closing as though made as of the closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Unity material adverse effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Unity material adverse effect.
•
Performance of Obligations of Unity. The obligations, covenants and agreements of Unity and Merger Sub to be performed on or before the closing in accordance with the merger agreement will have been performed in all material respects.

•	No Unity Material Adverse Effect. A Unity material adverse effect will not have occurred on or after the date of the merger agreement that is continuing.
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Unity Officer’s Certificate. ironSource will have received a certificate, dated as of the closing date, signed by the Chief Executive Officer or Chief Financial Officer of Unity certifying that each of the foregoing conditions has been satisfied.

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Tax Ruling. Either (x) the 103K tax ruling shall have been obtained or (y) if (and only if) ironSource in its sole discretion submits an application to obtain the 104H tax ruling, the 104H tax ruling shall have been obtained.

•	ironSource Nominees Appointment. Unity shall have complied in all respects with its obligations under the section titled “—Unity Board Matters”.
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Lock Up Undertakings. If (and only if) the 103K tax ruling has been obtained, the agreements of certain shareholders of ironSource and certain stockholders of Unity containing certain restrictions on dispositions of their respective shares of Unity common stock shall be in full force and effect and not terminated or rescinded by the signatories thereto.

○
Immediately prior to the merger, certain stockholders of Unity who hold 5% or more of the outstanding shares of Unity common stock entered into an agreement pursuant to which, for a period of two years following the completion of the merger, they agreed not to transfer or dispose of more than 70% of the equity interests of Unity held by such holders (on an aggregate basis) as of the completion of the merger.

○
Immediately prior to the merger, certain shareholders of ironSource who hold 5% or more as well as members of management that hold less than 5% of the outstanding ironSource ordinary shares entered into an agreement pursuant to which, for a period of two years following the completion of the merger, they agreed not to transfer or dispose of more than 70% of the equity interests of Unity held by such holder as of immediately following the completion of the merger.

Termination
Termination Rights
The merger agreement may be terminated and the merger and the other transactions contemplated thereby may be abandoned at any time before the closing by mutual written consent of Unity and ironSource and as follows (with any termination by Unity also being an effective termination by Merger Sub):
•	By either ironSource or Unity:
○
if a governmental entity of competent jurisdiction will have issued a final, nonappealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement; or

○	if the closing has not occurred on or before the Outside Date; provided that if as of such date the conditions set forth in the fourth and fifth bullets under “—Conditions to the Completion of the

Merger—Conditions to Each Party’s Obligations” (to the extent relating to any regulatory law) will not have been satisfied or waived, but all of the other conditions set forth in the merger agreement have been satisfied or waived (or are then capable of being satisfied if the closing were to take place on such date in the case of those conditions to be satisfied at the closing), then either of Unity or ironSource may, in its sole discretion, extend the Outside Date on up to two occasions, each by three months, by providing the other party with written notice thereof on or before the then effective Outside Date (and such date, as so extended, will be the Outside Date), it being agreed that there will be no more than two extensions pursuant to this proviso in the aggregate for all parties; provided, however, that the right to terminate the merger agreement pursuant to the foregoing will not be available to any party whose action or failure to fulfill any obligation under the merger agreement has been the principal cause of the failure of the transactions contemplated by the merger agreement to be consummated by the Outside Date; or
○
if (A) approval of the ironSource merger proposal will not have been obtained upon a vote held at the ironSource special general meeting, or at any adjournment or postponement thereof or (B) approval of the Unity issuance proposal will not have been obtained upon a vote held at the Unity special meeting, or at any adjournment or postponement thereof; or

•	By ironSource:
○
in the event that (A) Unity and/or Merger Sub will have breached, failed to perform or violated their respective covenants or agreements under the merger agreement or (B) any of the representations and warranties of Unity or Merger Sub set forth in the merger agreement will have become inaccurate, in either case of clauses (A) or (B), in a manner that would give rise to the failure of a condition set forth in the first three bullets under “—Conditions to the Completion of the Merger—Conditions to Obligations of ironSource” and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Unity or Merger Sub, as applicable, before the earlier of (x) the business day immediately prior to the Outside Date and (y) the 30th calendar day following receipt of written notice from ironSource of such breach, failure to perform, violation or inaccuracy; provided that ironSource will not have the right to terminate the merger agreement if ironSource is then in breach of any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would give rise to the failure of a condition set forth in the first three bullets under “—Conditions to the Completion of the Merger—Conditions to Obligations of Unity and Merger Sub”; or

○
if (i) prior to obtaining approval of the Unity issuance proposal, the Unity board will have effected a Unity Change of Recommendation, or (ii) Unity has materially breached the section of the merger agreement describe under “—No Solicitation; Changes of Recommendation—No Solicitation by Unity”; or

○
prior to obtaining approval of the ironSource merger proposal, in order to effect a ironSource Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a ironSource Superior Proposal; provided that (x) ironSource has complied in all material respects with the terms of the section of the merger agreement described under “—No Solicitation; Changes of Recommendation—No Solicitation by ironSource” and (y) substantially concurrently with or prior to (and as a condition to) the termination of the merger agreement, ironSource pays to Unity the ironSource Termination Fee described below under “—Termination Fees”; or

•	By Unity:
○
in the event that (A) ironSource will have breached, failed to perform or violated its covenants or agreements under the merger agreement or (B) any of the representations and warranties of ironSource set forth in the merger agreement will have become inaccurate, in either case of clauses (A) or (B), in a manner that would give rise to the failure of a condition set forth in the first three bullets under “—Conditions to the Completion of the Merger—Conditions to Obligations of ironSource” and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by ironSource before the earlier of (x) the business day immediately prior to the Outside Date and (y) the 30th calendar day following receipt of written notice from Unity of such breach, failure to perform, violation or inaccuracy; provided that Unity will not have the right to terminate the merger agreement pursuant to the foregoing if Unity or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in the merger agreement, which breach would give rise to the failure of a condition set forth in the first three bullets under “—Conditions to the Completion of the Merger—Conditions to Obligations of Unity and Merger Sub”; or
○
if (i) prior to obtaining approval of the ironSource merger proposal, the ironSource board will have effected an ironSource Change of Recommendation, or (ii) ironSource has materially breached the section of the merger agreement describe under “—No Solicitation; Changes of Recommendation—No Solicitation by ironSource”; or

○
prior to obtaining approval of the Unity issuance proposal, in order to effect a Unity Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a Unity Superior Proposal; provided that (x) Unity has complied in all material respects with the terms of the section of the merger agreement describe under “—No Solicitation; Changes of Recommendation—No Solicitation by Unity” and (y) substantially concurrently with or prior to (and as a condition to) the termination of the merger agreement, Unity pays to ironSource the Unity Termination Fee described below under “—Termination Fees”.

Effect of Termination
In the event of a valid termination of the merger agreement pursuant to the provisions described in this section titled “—Termination”, the merger agreement (other than certain provisions as set forth in the merger agreement) will forthwith become null and void and there will be no liability on the part of any party to the merger agreement. However, except as otherwise expressly provided in the merger agreement, no termination of the merger agreement will relieve any party to the merger agreement of any liability to the other parties resulting from fraud (as defined in the merger agreement) or any willful breach of the merger agreement (as willful breach is defined in the merger agreement).
Termination Fees
If (A) Unity or ironSource terminates the merger agreement pursuant to the third bullet set forth under “—Termination Rights—By either ironSource or Unity”, or Unity terminates the merger agreement pursuant to the first bullet set forth under “—Termination Rights—By Unity”, (B) prior to the date of such termination (or prior to the ironSource special general meeting in the case of termination pursuant to the third bullet set forth under “—Termination Rights—By either ironSource or Unity”), an ironSource Acquisition Proposal is made to ironSource board, ironSource’s management or ironSource shareholders or otherwise becomes publicly known, or any person publicly proposes or announces an intention to make a ironSource Acquisition Proposal and (C) such ironSource Acquisition Proposal is consummated within nine months of such termination or a definitive agreement with respect to such ironSource Acquisition Proposal is entered into within nine months of such termination (and is subsequently consummated, regardless of when such consummation occurs) (in each case, only if such ironSource Acquisition Proposal is the same as the original ironSource Acquisition Proposal), then on or prior to the date such ironSource Acquisition Proposal is consummated, ironSource will pay to Unity a fee of $150.0 million in cash (referred to as the “ironSource Termination Fee”). Solely for purposes of the foregoing, the term “ironSource Acquisition Proposal” will have the meaning assigned to such term in “—No Solicitation; Changes of Recommendation—Definitions of Competing Proposals”, except that all references to “15%” and “85%” therein will be deemed to be references to “50%.”
If (x) Unity terminates the merger agreement pursuant to the second bullet set forth under “—Termination Rights—By Unity” or (y) ironSource terminates the merger agreement pursuant to the second bullet set forth under “—Termination Rights—By either ironSource or Unity” at a time when Unity would be permitted to terminate the merger agreement pursuant to the second bullet set forth under “—Termination Rights—By Unity”, within two business days after such termination, ironSource will pay to Unity ironSource Termination Fee.
If ironSource terminates the merger agreement pursuant to the third bullet set forth under “—Termination Rights—By ironSource”, substantially concurrently with or prior to (and as a condition to) such termination, ironSource will pay to Unity the ironSource Termination Fee.

In the event any amount is payable by ironSource pursuant to the fifth, sixth or seventh bullet set forth under “—Termination Rights—By either ironSource or Unity”, such amount will be paid by wire transfer of immediately available funds to an account designated in writing by Unity. For the avoidance of doubt, in no event will ironSource be obligated to pay ironSource Termination Fee on more than one occasion.
If (A) Unity or ironSource terminates the merger agreement pursuant to clause (B) of the third bullet set forth under “—Termination Rights—By either ironSource or Unity”, or ironSource terminates the merger agreement pursuant to the first bullet under “—Termination Rights—By ironSource”, (B) prior to the date of such termination (or prior to the Unity special meeting in the case of termination pursuant to clause (B) of the third bullet set forth under “—Termination Rights—By either ironSource or Unity”), a Unity Acquisition Proposal is made to the Unity board, Unity’s management or Unity’s stockholders or otherwise becomes publicly known, or any Person publicly proposes or announces an intention to make a Unity Acquisition Proposal and (C) such Unity Acquisition Proposal is consummated within nine (9) months of such termination or a definitive agreement with respect to such Unity Acquisition Proposal is entered into within nine (9) months of such termination (and is subsequently consummated, regardless of when such consummation occurs) (in each case, only if such Unity Acquisition Proposal is the same as the original Unity Acquisition Proposal), then on or prior to the date that such Unity Acquisition Proposal is consummated, Unity will pay to ironSource a fee of $150.0 million in cash (referred to as the “Unity Termination Fee”). Solely for purposes of the foregoing, the term “Unity Acquisition Proposal” will have the meaning assigned to such term in “—No Solicitation; Changes of Recommendation—Definitions of Competing Proposals”, except that all references to “15%” and “85%” therein will be deemed to be references to “50%.”
If (x) ironSource terminates the merger agreement pursuant to the second bullet set forth under “—Termination Rights—By ironSource” or (y) Unity terminates the merger agreement pursuant to the second bullet set forth under “—Termination Rights—By either ironSource or Unity” at a time when ironSource would be permitted to terminate the merger agreement pursuant to the second bullet set forth under “—Termination Rights—By ironSource”, within two business days after such termination, Unity will pay to ironSource the Unity Termination Fee.
If Unity terminates the merger agreement pursuant to the third bullet set forth under “—Termination Rights—By Unity”, substantially concurrently with or prior to (and as a condition to) such termination, Unity will pay to ironSource the Unity Termination Fee.
In the event any amount is payable by Unity pursuant to the fifth, sixth or seventh bullet set forth under “—Termination Rights—By either ironSource or Unity”, such amount will be paid by wire transfer of immediately available funds to an account designated in writing by ironSource. For the avoidance of doubt, in no event will Unity be obligated to pay the Unity Termination Fee on more than one occasion.
In the event the merger agreement is terminated by either Unity or ironSource pursuant to section (A) of the third bullet set forth under “—Termination Rights—By either ironSource or Unity”, then ironSource will pay Unity (by wire transfer of immediately available funds to an account designated in writing by Unity) the costs and expenses, including all fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Unity in connection with the merger agreement and the transactions contemplated by the merger agreement in an amount not to exceed $20,000,000 in the aggregate (referred to as the “Unity Expenses”); provided that any payment of the Unity Expenses will not affect Unity’s right to receive any ironSource Termination Fee otherwise due, but will reduce, on a dollar-for-dollar basis, any ironSource Termination Fee that becomes due and payable.
In the event the merger agreement is terminated by either Unity or ironSource pursuant to section (B) of the third bullet set forth under “—Termination Rights—By either ironSource or Unity”, then Unity will pay ironSource (by wire transfer of immediately available funds to an account designated in writing by ironSource) the costs and expenses, including all fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by ironSource in connection with the merger agreement and the transactions contemplated by the merger agreement in an amount not to exceed $20,000,000 in the aggregate (referred to as the “ironSource Expenses”); provided that any payment of ironSource Expenses will not affect ironSource’s right to receive any Unity Termination Fee otherwise due, but will reduce, on a dollar-for-dollar basis, any Unity Termination Fee that becomes due and payable.

Amendment
Subject to applicable law, the merger agreement may only be amended, modified or supplemented by an instrument in writing, signed on behalf of each of the parties.
Expenses
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such costs and expense.
Entire Agreement; No Third Party Beneficiaries
The merger agreement (including the disclosure schedules) and the Mutual Confidentiality Agreement, dated May 17, 2022, between Unity and ironSource (referred to as the “Confidentiality Agreement”), constitute the entire agreement among the parties with respect to the subject matter thereof and supersede all other prior agreements (except that the Confidentiality Agreement will be deemed amended by the merger agreement so that until the termination of the merger agreement in accordance with its terms, ironSource, Unity and Merger Sub will be permitted to take the actions contemplated by the merger agreement) and understandings, both written and oral, among the parties or any of them with respect to the subject matter thereof. Except as provided under “—D&O Insurance; Indemnification”, nothing in the merger agreement (including the disclosure schedules) or in the Confidentiality Agreement, express or implied, is intended to confer upon any person (other than the parties) any rights or remedies hereunder or thereunder.
Governing Law; Jurisdiction; Waiver of Jury Trial
The merger agreement and any dispute, controversy or claim arising out of, relating to or in connection with the merger agreement, the negotiation, execution, existence, validity, enforceability or performance of the merger agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) will be governed by and construed and enforced in accordance with the laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the laws of any other jurisdiction; except that provisions related to the internal affairs of ironSource, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the merger, and all other provisions of, or transactions contemplated by, the merger agreement that are expressly or otherwise required to be governed by the laws of the State of Israel will be governed by such laws (without limitation of any applicable reference to the laws of the State of Delaware in the merger agreement).
Each of the parties to the merger agreement irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the merger agreement or the agreements delivered in connection therewith or the transactions contemplated thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of the merger agreement or any of the transactions contemplated thereby that primarily relate to Israeli law matters, each of the parties to the merger agreement (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.
Each party to the merger agreement irrevocably waived any right to a trial by jury in respect of any litigation directly or indirectly arising of out or relating to the merger agreement, any agreements executed in connection therewith or the transactions contemplated by the merger agreement or such agreements.

Enforcement; Remedies
Unity, Merger Sub and ironSource have agreed that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of the merger agreement (including failing to take such actions as are required of it under the merger agreement to consummate the merger or the other transactions contemplated thereby) are not performed in accordance with their specific terms or are otherwise breached. Accordingly, Unity, Merger Sub and ironSource have agreed that each party will be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of the merger agreement by any other party, a decree or order of specific performance specifically enforcing the terms and provisions of the merger agreement and any further equitable relief, in each case in accordance with the rights described under “—Governing Law; Jurisdiction; Waiver of Jury Trial”, this being in addition to any other remedy to which such party is entitled under the terms of the merger agreement at law or in equity.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of the material U.S. federal income tax considerations to U.S. Holders (as defined below) of the merger and to Non-U.S. Holders (as defined below) of the ownership and disposition of Unity common stock received in the merger. The summary is based on the Code, the U.S. Treasury Regulations promulgated under the Code, and administrative rulings and court decisions in effect as of the date of this joint proxy statement/prospectus, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion is limited to U.S. Holders and Non-U.S. Holders of ironSource ordinary shares who hold their ironSource ordinary shares, and will hold their Unity common stock received in the merger, as a capital asset under Section 1221 of the Code (generally, property held for investment).
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of ironSource ordinary shares and, after the merger, Unity common stock that is, for U.S. federal income tax purposes:
(1)	a citizen or individual resident of the United States;
(2)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof, or the District of Columbia;
(3)	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
(4)
a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of ironSource ordinary shares and, after the merger, Unity common stock received in the merger that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.
This summary is not a complete description of all the tax consequences of the merger to U.S. Holders or the ownership and disposition of Unity common stock received in the merger to Non-U.S. Holders and, in particular, does not address the U.S. federal income tax considerations applicable to U.S. Holders and Non-U.S. Holders who are subject to special treatment under U.S. federal income tax law, including, without limitation:
•	partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) and partners therein;
•	financial institutions;
•	dealers in securities;
•	insurance companies;
•	tax-exempt entities or governmental organizations;
•	regulated investment companies;
•	real estate investment trusts;
•	controlled foreign corporations;
•	passive foreign investment companies;
•	holders that actually or constructively own five percent or more (by vote or value) of ironSource ordinary shares, or, following the merger, Unity common stock,
•	U.S. expatriates and former long-term residents of the United States;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•
U.S. Holders who are required to accelerate the recognition of any item of gross income with respect to ironSource ordinary shares (or, after the merger, Unity common stock) as a result of such income being recognized on an applicable financial statement;

•	tax-qualified retirement plans;
•	holders deemed to hold ironSource ordinary shares or Unity common stock under the constructive sale provisions of the Code;
•
holders who acquired ironSource ordinary shares pursuant to the exercise of an employee stock option or right or otherwise as compensation and holders who hold ironSource ordinary shares or Unity common stock as part of a hedge, straddle, conversion, or other integrated transaction).

In addition, no information is provided with respect to the tax consequences of the merger to U.S. Holders or the ownership or disposition of Unity common stock received in the merger to Non-U.S. Holders under the U.S. federal estate, gift, Medicare, and alternative minimum tax laws, or any applicable state, local, or non-U.S. tax laws.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds ironSource ordinary shares and, after the merger, Unity common stock received in the merger, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds ironSource ordinary shares and, after the merger, Unity common stock received in the merger and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the merger and the ownership and disposition of Unity common stock received in the merger in light of their specific circumstances.
The tax consequences of the merger and the ownership and disposition of Unity common stock received in the merger will depend on your specific situation. You should consult your tax advisor as to the U.S. federal income tax consequences of the merger and the ownership and disposition of Unity common stock received in the merger to you in light of your particular circumstances, as well as the applicability and effect of the alternative minimum tax and any state, local, and non-U.S. income or other tax laws and of any changes in those laws.
U.S. Federal Income Tax Consequences of the Merger
General Treatment of the Merger
The U.S. federal income tax consequences of the merger to U.S. Holders of ironSource ordinary shares will depend on whether the merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. Each of ironSource and Unity intends for the merger to qualify as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. However, the completion of the merger is not conditioned on the merger so qualifying, nor upon the receipt of an opinion of counsel or a ruling from the IRS to that effect. Neither ironSource nor Unity has requested or intends to request a ruling from the IRS or an opinion of counsel regarding the U.S. federal income tax treatment of the merger. Accordingly, even if ironSource and Unity conclude that the merger qualifies as a “reorganization” under of Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the Code, no assurance can be given that the IRS will not challenge that conclusion or that a court would not sustain such a challenge. Neither ironSource nor Unity nor any other party to the merger agreement, nor any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the merger, including whether the merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code.
While it is not expected to be the case, due to certain group planning transactions Unity intends to complete following the merger, it is possible that the merger could be treated by the IRS as an “inbound asset reorganization” under Section 368 of the Code subject to Section 367(b) of the Code rather than a “stock reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code. In such case, a U.S. Holder who owned ironSource ordinary shares that had a fair market value of less than $50,000 at the time of the merger would not recognize any gain or loss, however a U.S. Holder who owned ironSource ordinary shares that had a fair market value of $50,000 or more, but less than 10% (actually or constructively) of (i) the total combined voting power of all classes of ironSource ordinary shares entitled to vote and (ii) the total value of all classes of ironSource ordinary shares at the time of the merger (the “10% threshold”), then except as noted below would recognize gain (but not loss) with respect to the ironSource ordinary shares exchanged for Unity common stock in the merger even though such U.S. Holder has not received any cash as result of the merger. As an alternative to recognizing gain, however, such a U.S. Holder may instead elect to include in income (as dividend income) the “all earnings and profits amount,” as such term is defined in U.S. Treasury Regulation Section 1.367(b)-2(d), attributable to its ironSource ordinary shares provided certain other requirements are satisfied. ironSource is not able to estimate its “all earnings and profits amount”. U.S. Holders owning ironSource ordinary shares with an aggregate value of $50,000 or more but less than the 10% threshold should consult their tax advisors about the possibility of making a “protective” election to include the “all earnings and profits amount” in case (while not expected) the merger was treated by the IRS as an “inbound asset reorganization” under Section 368 of the Code subject to Section 367(b) of the Code instead of a “stock reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code.
Each holder of ironSource ordinary shares is urged to consult its tax advisors with respect to the qualification of the merger as a “reorganization” under Section 368(a)(1)(B) and/or Section 368(a)(2)(E) of the Code and the tax consequences to them if the merger does not so qualify.
Except with respect to the discussion below under “—Tax Consequences if the Merger Does Not Qualify as a “reorganization” Within the Meaning of Section 368(a) of the Code,” the remainder of this discussion assumes that the merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code.
U.S. Federal Income Tax Consequences of the Merger to U.S. Holders
Tax Consequences if the Merger Qualifies as a “reorganization under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code
Assuming the merger qualifies as a “reorganization” under Section 368(a)(1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, and subject to the discussion below under “—Passive Foreign Investment Company Rules,” the material U.S. federal income tax consequences of the merger to U.S. Holders are as follows:
•	a U.S. Holder who receives shares of Unity common stock in exchange for ironSource ordinary shares pursuant to the merger will not recognize gain or loss;
•	the aggregate tax basis of the shares of Unity common stock received in the merger will be the same as the aggregate tax basis of the ironSource ordinary shares exchanged therefor; and
•	the holding period of the shares of Unity common stock received in the merger will include the holding period of the ironSource ordinary shares exchanged therefor.
U.S. Holders that hold different blocks of ironSource ordinary shares (generally, ironSource ordinary shares purchased or acquired on different dates or at different prices) should consult their tax advisors as to the determination of the tax bases and holding periods of the shares of Unity common stock received in the merger.
Tax Consequences if the Merger Does Not Qualify as a “reorganization” Within the Meaning of Section 368(a) of the Code
If, notwithstanding the intent of the parties, the merger does not qualify as a “reorganization” within the meaning of Section 368(a) (including an “inbound asset reorganization within the meaning of Section 368(a) as discussed above under”—General Treatment of the Merger,” and subject to the discussion below under “—Passive Foreign Investment Company Rules”), a U.S. Holder of ironSource ordinary shares generally would recognize gain or loss with respect to its ironSource ordinary shares in an amount equal to the difference, if any, between the fair market value of the Unity common stock received by such U.S. Holder in the merger and the U.S. Holder’s adjusted tax basis in its ironSource ordinary shares surrendered in exchange therefor. Subject to the discussions below relating to PFICs, such gain or loss will be long-term capital gain or loss provided that the U.S. Holder’s holding period for its ironSource ordinary shares is more than one year at the time of the merger. Under current law, long-term capital gains recognized by U.S. Holders that are not corporations generally are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to certain limitations. A U.S. Holder’s tax basis in the Unity common stock received would generally be equal to the fair market value of such Unity common stock at the time if the merger, and the U.S. Holder’s holding period with respect to such Unity common stock received in the merger would not include the holding period of the U.S. Holder’s ironSource ordinary shares surrendered in exchange therefor.

U.S. Holders that hold different blocks of ironSource ordinary shares (generally, ironSource ordinary shares purchased or acquired on different dates or at different prices) will generally be required to calculate gain or loss separately for each block of ironSource ordinary shares. Such U.S. Holders should consult their tax advisors to determine how the above rules could apply to them.
Passive Foreign Investment Company Rules
If ironSource were characterized as a passive foreign investment company (“PFIC”) for any year during a U.S. Holder’s holding period for its ironSource ordinary shares, then certain potentially adverse rules may affect the U.S. federal income tax consequences to such U.S. Holder and result in U.S. federal income tax consequences different from those described above. A non-U.S. corporation is classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (1) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (2) at least 75% of the corporation’s gross income is passive income, in each case, as determined under the PFIC rules.
ironSource does not believe that it was a PFIC for its taxable year ended December 31, 2021 and based on the current and anticipated composition of the income, assets and operations of ironSource and its subsidiaries, ironSource does not expect to be a PFIC for the taxable year ending December 31, 2022, or a short taxable year if the current taxable year ends before December 31, 2022 as a result of any group restructuring following the merger. The determination of whether any corporation was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, because the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year, whether ironSource will be a PFIC for the taxable year during which the merger is completed will not be known as of the effective date of the merger. There can be no assurance that the IRS will not challenge any determination made by ironSource concerning its PFIC status.
If ironSource were classified as a PFIC for any taxable year during which a U.S. Holder held (or is deemed to hold) ironSource ordinary shares, such U.S. Holder may be subject to special, adverse tax rules in respect of the merger. In particular, even if the merger qualifies as a “reorganization” under Section 368(a) of the Code, Section 1291(f) of the Code requires that, to the extent provided in U.S. Treasury Regulations, a U.S. person who disposes of stock of a PFIC recognizes gain (but not loss) notwithstanding any other provision of the Code. No final U.S. Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed U.S. Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. It is difficult to predict whether, in what form and with what effective date, final U.S. Treasury Regulations under Section 1291(f) of the Code will be adopted or how any such final U.S. Treasury Regulations would apply. If finalized in their current form, those proposed U.S. Treasury Regulations may require gain recognition to U.S. Holders in connection with the merger if (1) ironSource were classified as a PFIC at any time during such U.S. Holder’s holding period for such ironSource ordinary shares; and (2) the U.S. Holder had not timely made, effective from the first taxable year of its holding period of ironSource ordinary shares during which ironSource was classified as a PFIC: (a) a valid “QEF election” or (b) a valid “mark-to-market election” with respect to such ironSource ordinary shares.
Under those proposed U.S. Treasury Regulations, the amount of gain recognized by a U.S. Holder under the preceding rules would be equal to the excess, if any, of the sum of the fair market value of Unity common stock received by such U.S. Holder in the merger over such U.S. Holder’s tax basis in the ironSource ordinary shares surrendered by such U.S. Holder in the merger. In such event, (1) any gain on the exchange of ironSource ordinary shares for Unity common stock would be allocated ratably over such U.S. Holder’s holding period for the ironSource ordinary shares; (2) the amount allocated to the current taxable year and any year prior to the first year in which ironSource was classified as a PFIC would be taxed as ordinary income in the current year; (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (4) an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each prior taxable year, which interest charge is not deductible by non-corporate U.S. holders.
Additionally, the application of the PFIC rules to a U.S. Holder that received ironSource ordinary shares in exchange for shares of Thoma Bravo Advantage pursuant to the acquisition by ironSource of Thoma Bravo

Advantage on June 28, 2021 may be materially different than described above due to the status of Thoma Bravo Advantage as a potential PFIC prior to the acquisition of Thoma Bravo Advantage by ironSource and special rules that may apply PFIC taint to ironSource ordinary shares received in exchange for such Thoma Bravo Advantage shares. All U.S. Holders that received ironSource ordinary shares in exchange for shares of Thoma Bravo Advantage are urged to consult their tax advisors regarding the application of the PFIC rules to them.
Each U.S. Holder should consult its tax advisors regarding the potential application of the PFIC rules to its disposition of ironSource ordinary shares pursuant to the merger.
Israeli Taxes and Foreign Tax Credit
The Israeli tax consequences of the merger to U.S. Holders of ironSource ordinary shares may vary depending upon the particular circumstances of each U.S. Holder, and the final tax rulings, if any issued by the Israel Tax Authority. For example, certain U.S. Holders may be entitled to relief from Israeli tax under the Convention between the Government of the State of Israel and the Government of the United States of America with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”). To the extent any Israeli tax is imposed on the merger consideration there is no assurance that such tax may be creditable for U.S. federal income tax purposes.
U.S. Holders of ironSource ordinary shares are urged to carefully review the section titled “Material Israeli Tax Consequences of the Merger—Israeli Capital Gains Tax” and “Material Israeli Tax Consequences of the Merger—Israeli Tax Withholding” for more information and to consult with their tax advisors as to the particular consequences that may apply to such U.S. Holder with respect to Israeli taxes.
U.S. Federal Income Tax Consequences of the Ownership and Disposition of Unity Common Stock to Non-U.S. Holders
Distributions with Respect to Unity Common Stock
In general, any distributions of cash or property made to a Non-U.S. Holder with respect to Unity common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty provided the Non-U.S. Holder properly certifies as to its eligibility for such reduced rate). A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of Unity’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted tax basis in the Non-U.S. Holder’s Unity common stock and, to the extent it exceeds the adjusted tax basis in the Non-U.S. Holder’s Unity common stock, as gain from the sale or exchange of such shares. Any such gain will be subject to the treatment described below under “—Sale, Exchange or other taxable disposition of Unity common stock”.
Dividends that are effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a Non-U.S. Holder generally will not be subject to U.S. withholding tax if the Non-U.S. Holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits,” subject to certain adjustments.
Sale, Exchange or Other Taxable Disposition of Unity Common Stock
In general, a Non-U.S. Holder will not be subject to U.S. federal income or, subject to the discussion under the headings “—Information Reporting and Backup Withholding” and “—Foreign Account Tax Compliance Act”, U.S. federal withholding tax on any gain realized upon the sale or other disposition of Unity common stock unless:
•
such gain is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment in the United States);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met; or

•
the Non-U.S. Holder owned, directly or under certain constructive ownership rules of the Code, more than 5% of the outstanding shares of Unity common stock at any time during the five-year period preceding the date of disposition, and Unity is, or has been during the shorter of the five-year period preceding the date of disposition or the period that the Non-U.S. Holder held Unity common stock, a “United States real property holding corporation” or “USRPHC” under the Code.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. Any gain described in the first bullet point above of a Non-U.S. Holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). A Non-U.S. Holder described in the second bullet point immediately above will be subject to tax at a flat rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on any gain recognized, which may be offset by U.S.-source capital losses recognized by the Non-U.S. Holder in the same taxable year. If the third bullet point above applies to a Non-U.S. Holder, gain recognized by such holder will be subject to U.S. federal income tax on a net income basis, at generally applicable U.S. federal income tax rates. Unity believes that it is not, and does not expect to be, a USRPHC under the Code, although no assurances can be given in this regard.
Information Reporting and Backup Withholding
Payments of distributions on Unity common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. Information returns are required to be filed with the IRS in connection with any distributions on Unity common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of Unity common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, if any, if the Non-U.S. Holder provides the required information to the IRS on a timely basis. Non-U.S. Holders should consult their own tax advisors regarding the filing of a U.S. tax return for claiming a refund of such backup withholding.
The tax consequences of the merger and the ownership and disposition of Unity common stock received in the merger will depend on your specific situation. You should consult your own tax advisor with respect to the U.S. federal income tax consequences of the merger and the ownership and disposition of Unity common stock received in the merger in light of your particular circumstances, as well as the applicability and effect of the alternative minimum tax and any state, local, and non-U.S. income or other tax laws and of any changes in those laws.
Foreign Account Tax Compliance Act
Sections 1471 through 1474 of the Code, and the U.S. Treasury Regulations and administrative guidance promulgated thereunder (“FATCA”) impose U.S. withholding on certain payments made to “foreign financial institutions” and to certain other non-U.S. entities, including intermediaries. Such withholding will generally be imposed at a 30% rate on certain payments of (i) dividends on, and (ii) subject to the discussion below regarding the proposed U.S. Treasury Regulations, gross proceeds from the sale or disposition of Unity common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Certain countries have entered into, and other countries are expected to enter into, agreements with the United States to facilitate the type of information reporting required under FATCA, which will reduce but not eliminate the risk of FATCA withholding for investors in or holding Unity common stock through financial institutions in such countries. The IRS and the U.S. Treasury Department issued proposed U.S. Treasury Regulations (the “Proposed Regulations”) that would remove gross proceeds described in (ii) above from the withholding obligation. Taxpayers may rely on the provisions of the Proposed Regulations until final regulations are issued.
Non-U.S. Holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences of FATCA to their ownership and disposition of Unity common stock in light of their particular circumstances, including the effect of any U.S. federal, state, local, or non-U.S. tax laws.
NOTHING IN THE FOREGOING IS INTENDED TO BE, OR SHOULD BE CONSTRUED AS, TAX ADVICE. THE DISCUSSION ABOVE IS NOT A COMPLETE ANALYSIS OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF IRONSOURCE ORDINARY SHARES OR UNITY COMMON STOCK RECEIVED IN EXCHANGE THEREFOR IN THE MERGER. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF UNITY COMMON STOCK RECEIVED IN THE MERGER UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER
The following description is not intended to constitute a complete analysis of all Israeli tax consequences to ironSource shareholders relating to the merger. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular person in light of his or her personal circumstances. The discussion should not be construed as legal or professional tax advice and does not cover all possible tax considerations.
Tax Rulings
ironSource has submitted an application for a tax ruling from the ITA pursuant to Section 103K of the ITO, confirming the exchange of ironSource ordinary shares for the merger consideration as a tax free reorganization, and including the arrangement to be applied with respect to shares and equity awards that are subject to tax pursuant to Section 102 and 3(i) of the ITO, all subject to statutory or other customary conditions, obligations and restrictions regularly associated with such a ruling to be included within the ruling. No assurance can be given that the tax ruling will be obtained before the closing or at all, that, if obtained, such rulings will be granted under the conditions requested by ironSource, or that such ruling will apply to shares and equity awards that are subject to tax pursuant to Section 102 and 3(i) of the ITO, and in either of such case, one or more alternative tax ruling(s) or instructions of the ITA will be required. The 103K tax ruling, if obtained, is subject to ironSource, Unity and their equityholders’ compliance with certain requirements under Section 103K of the ITO, which include, among others, a requirement that at least one or more of the equityholders of ironSource and Unity immediately after the consummation of the merger that are deemed to be “controlling” shareholders under Section 103K of the ITO prior to the merger, continue to hold rights in Unity, which constitute at least 25% of the total rights in Unity held by all such holders in the aggregate as of the closing of the merger during the two year period commencing on the closing of the merger (the “Restrictions Period” and the “25% Requirement”, respectively). In the event that either Unity, ironSource or their equityholders fail to comply with the conditions of the 103K tax ruling, including the 25% Requirement, then the exchange of the ironSource ordinary shares for the merger consideration shall be deemed a taxable event to all the shareholders of ironSource as of the date of the consummation of the merger, unless such shareholders are otherwise exempt from tax under Israeli law or an applicable tax treaty. Certain shareholders of ironSource and certain stockholders of Unity entered into the Merger Lockup. No assurance can be given that the applicable stockholders will comply with the Merger Lockup, or that the 25% Requirement or other conditions under the 103K tax ruling will be otherwise complied with. It should be noted that obtaining the 103K ruling is a closing condition for the transaction, and ironSource may not withdraw the application for such ruling without the prior written consent of Unity (not to be unreasonably withheld). To the extent ironSource wishes to withdraw the application for such ruling and subject to Unity's prior written consent (not to be unreasonably withheld), ironSource may prepare and file with the ITA, in full coordination with Unity, an application/s for a tax ruling/s (i) confirming the deferral of Israeli tax liability for any holders of ironSource shares that elect to be subject to the 104H tax arrangement (ii) providing withholding procedures with respect to holders of ordinary shares of ironSource not otherwise covered under the 104H tax arrangement, and (iii) governing the Israeli tax treatment applicable to holders of ironSource equity awards, including restricted share units and options that are subject to tax pursuant to Section 102 and 3(i) of the ITO. There can be no assurance that such tax rulings will be granted before the closing of the merger, if at all, or that, if obtained, such tax rulings will be granted under the conditions requested by ironSource. ironSource and Unity undertook in the merger agreement to cooperate with each other with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain any of the applicable tax rulings. Unity undertook in the merger agreement, at all times following the closing of the merger, (i) to comply, and to cause its subsidiaries to comply, with all of the terms and conditions of the 103K tax ruling (including statutory requirements of Section 103K of the ITO) (or, if applicable, the 104H tax ruling), and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such tax rulings). The final text of such applications and the final text of such tax rulings is subject to the prior written confirmation of ironSource and Unity (which confirmation not to be unreasonably withheld, conditioned or delayed), and the parties undertook in the merger agreement (i) not to object to any restrictions, conditions or obligations that are either statutorily required pursuant to Section 103K, 104H or other applicable sections of the ITO, or are otherwise regularly associated with such rulings and reasonably required by the ITA, and (ii) to use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable law to obtain such tax rulings.

Each of ironSource and Unity will cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the tax rulings described above. The final text of such tax ruling will be subject to the prior written confirmation of Unity and its counsel, which consent will not be unreasonably withheld, conditioned or delayed. Subject to the terms and conditions hereof, ironSource will use reasonable best efforts to promptly take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws to obtain such tax rulings, as promptly as practicable.
Israeli Capital Gains Tax
Generally, the exchange of ironSource ordinary shares for the merger consideration would be treated as a sale and subject to Israeli tax both for Israeli and non-Israeli resident shareholders of ironSource. However, certain relief and/or exemptions may be available under Israeli law.
Israeli law generally imposes capital gains tax on the real capital gain from the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or a tax treaty between Israel and the shareholder’s country of residence provides otherwise. Israeli law distinguishes between real capital gain and inflationary surplus. The inflationary surplus is the portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real capital gain is the excess of the total capital gain over the inflationary surplus. You should consult your own tax advisor as to the method you should use to determine the inflationary surplus.
Generally, the capital gains tax rate applicable to the real capital gain is 25% for individuals, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the shares sold, in which case the real capital gain will generally be taxed at a rate of 30%. If such individual is holding or is entitled to purchase, directly or indirectly, alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, at least 10% of (i) the voting power of ironSource, (ii) the right to receive ironSource’s profits or its assets upon liquidation, (iii) the right to appoint a manager/director, or (iv) the right to instruct any other person to do any of the foregoing (a “Major Stockholder”) on the date of sale or on any date falling within the 12-month period preceding that date of sale, such Major Stockholder would be subject to Israeli capital gains tax at the rate of 30%. The actual capital gains tax rates which may apply to individual ironSource shareholders on the sale of ironSource shares (which may be effectively higher or lower than the rates mentioned above) are subject also to various factors including, inter alia, the date on which the shares were purchased, whether the shares are held through a nominee company or by the shareholder, the identity of the shareholder and certain tax elections which may have been made in the past by the shareholder. In general, companies are subject to the corporate tax rate on real capital gains derived from the sale of shares at the rate of 23% in 2022. Due to certain provisions of the ITO, the actual effective capital gains tax applicable to certain companies may be different than that specified above.
Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to “business income,” currently 23% for companies and a marginal tax rate of up to 47% for individuals.
The inflationary surplus is generally exempt from tax, provided that the shares being sold were acquired after December 31, 1993.
Pursuant to Israeli tax law, and subject to certain provisions of the ITO, non-Israeli residents (individuals or corporations) will generally be exempt from Israeli capital gains tax on the sale of ironSource ordinary shares, which were acquired after the company was registered for trade on the Israeli stock exchange. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.
Other non-Israeli residents (individuals or corporations) may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty between Israel and the seller’s country of residence (subject to the receipt of a valid certificate from the ITA allowing for an exemption or a reduced tax rate). For example, under the Convention between the Government of the State of Israel and the Government of the United States of

America with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), Israeli capital gains tax would generally not apply when arising from the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who holds the shares as a capital asset and is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty. However, such exemption will not apply if (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gains from such sale, exchange or disposition may be attributed to a permanent establishment of the U.S. resident that is maintained in Israel, under certain terms, (iv) the U.S. resident holds, directly or indirectly, securities representing 10% or more of the voting rights during any part of the 12-month period preceding the effective time of the sale, exchange or disposition, subject to certain conditions; or (v) the U.S. resident, if an individual, was physically present in Israel for a period or periods aggregating to 183 days or more during the relevant taxable year.
In order to obtain an applicable withholding tax exemption for capital gains tax, certain documentation and/or declarations shall need to be provided to the ITA.
You are urged to consult with your own tax advisor regarding the applicability of these tax treaties to you and your receipt of merger consideration.
Excess Tax
Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 3% on annual income exceeding a certain threshold (NIS 663,240 for 2022), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.
Israeli Tax Withholding
Whether or not a particular ironSource shareholder is actually subject to Israeli capital gains tax in connection with the merger, absent receipt by ironSource of an applicable tax ruling from the ITA prior to closing of the merger, all ironSource shareholders will be subject to Israeli withholding tax at the rate of 25% and corporate tax for corporations (currently 23%) on the merger consideration (unless the shareholder obtains an individual certificate of exemption or a reduced tax rate from the ITA, as described below), by Unity or the exchange agent and any other person making a payment under the merger agreement. The Israeli tax withholding consequences of the merger to ironSource shareholders may vary depending upon the particular circumstances of each shareholder and the final tax rulings issued by the ITA.
As noted above, ironSource is contemplating filing application(s) for the tax ruling(s). Regardless of whether ironSource obtains the requested tax ruling(s) from the ITA, any holder of ironSource ordinary shares who believes that it is entitled to an exemption from withholding tax (or entitled to a reduced tax rate) may separately apply to the ITA to obtain a certificate of exemption from withholding or an individual tax ruling providing for no withholding or withholding at a reduced tax rate, and submit such certificate of exemption or ruling to the exchange agent prior to receiving the merger consideration and at least three business days prior to the date that is 365 days following the date of the closing of the merger. If Unity or the exchange agent receives a valid exemption certificate or tax ruling (in form and substance reasonably acceptable to Unity) prior to delivering the merger consideration and at least three business days prior to the date that is 365 days following the date of the closing of the merger, then the withholding (if any) of any amounts under the ITO from the merger consideration payable shall be made only in accordance with the provisions of such Israeli tax certificate or tax ruling.
The merger agreement contemplates that subject to the provisions of the tax ruling, with respect to any recipient of shares of Unity common stock, (i) the shares of Unity common stock shall be issued in the name of the Israeli sub-paying agent to be held in trust for the relevant recipient and delivered to such recipient in compliance with the withholding requirements under the merger agreement, and (ii) to the extent the Israeli sub-paying agent is obliged to withhold Israeli taxes, such recipient shall provide the Israeli sub-paying agent with cash in the amount due with regards to such Israeli taxes, within five business days from receipt of a request from the Israeli sub-paying agent to make such payment, and in any event prior to the release of the merger consideration deliverable to such recipient, or alternatively, shall present to the Israeli sub-paying agent a Valid Tax Certificate (as defined in the merger agreement), or evidence satisfactory to the Israeli sub-paying agent that the full applicable tax amount with respect to such recipient, as reasonably determined by the Israeli sub-paying agent, has been withheld. In the event that such recipient fails to provide the Israeli sub-paying agent with the full amount necessary to satisfy such Israeli taxes or such Valid Tax Certificate evidencing payment of the applicable tax amount required to be deducted with respect to such recipient within such timeframe, the Israeli sub-paying agent shall be entitled to sell recipient’s shares of Unity common stock on the open market to a person other than Unity or any affiliate of Unity and with reasonable commercial terms to the extent necessary to satisfy the amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli taxes due with respect to a recipient, net of any expenses, shall be delivered to the applicable recipient and the Israeli taxes shall be remitted to the ITA. Any costs or expenses incurred by the Israeli sub-paying agent in connection with such sale shall be borne by such recipient of shares of Unity common stock.
Please note that the above does not apply with respect to ironSource shareholders subject to tax pursuant to Section 102 of the ITO.
You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you, including the consequences under any applicable state, local, foreign or other tax laws.

DESCRIPTION OF UNITY CAPITAL STOCK
The following is a summary of the rights of Unity capital stock and related provisions of Unity’s amended and restated certificate of incorporation, amended and restated bylaws, the investor rights agreement and relevant provisions of the DGCL. The descriptions herein are qualified in their entirety by Unity’s amended and restated certificate of incorporation, amended and restated bylaws, and investor rights agreement, copies of which have been filed as exhibits hereto, as well as the relevant provisions of the DGCL.
General
Unity’s authorized capital stock consists of 1,100,000,000 shares, all with a par value of $0.000005 per share, of which:
•	1,000,000,000 shares are designated as common stock; and
•	100,000,000 shares are designated as preferred stock.
The rights, preferences, and privileges of the holders of Unity common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that Unity may designate and issue in the future.
Common Stock
Voting Rights
Holders of Unity common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Unity common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock Unity may issue may be entitled to elect.
Dividend Rights
Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of Unity common stock are entitled to receive ratably those dividends, if any, as may be declared by the Unity board out of legally available funds.
Liquidation Rights
In the event of Unity’s liquidation, dissolution, or winding up, the holders of Unity common stock will be entitled to share ratably in the assets legally available for distribution to stockholders after the payment of or provision for all of Unity’s debts and other liabilities, subject to the prior rights of any preferred stock then-outstanding.
No Preemptive or Similar Rights
Holders of Unity common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to Unity common stock.
Fully Paid and Non-Assessable
All outstanding shares of Unity common stock are duly authorized, validly issued, fully paid, and nonassessable.
Registration Rights
Amended and Restated Investor Rights Agreement
Unity is party to an amended and restated investor rights agreement that provides that certain holders of Unity convertible preferred stock and certain holders of Unity common stock, have certain registration rights as set forth below. The registration of shares of Unity common stock by the exercise of registration rights described below would enable the holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. Unity will pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below.
Generally, in an underwritten offering, the lead underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such holders may include. The demand, piggyback and Form S-3 registration rights described below will expire five years after the closing of Unity’s initial public offering, or with respect to any particular stockholder, at such time that such stockholder can sell all of its shares entitled to registration rights under Rule 144 of the Securities Act during any 90-day period.
Demand Registration Rights
At any time, the holders of at least 30% of the registrable securities outstanding may request that Unity register all or a portion of those shares. Unity is obligated to effect only two such registrations. Such request for registration must cover 25% of such shares or such less amount as would have an anticipated aggregate offering price of at least $15.0 million.
Piggyback Registration Rights
In the event that Unity proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, the holders of the registrable securities will be entitled to certain piggyback registration rights allowing the holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever Unity proposes to file a registration statement under the Securities Act, other than with respect to a registration relating to (i) the issuance of securities by us pursuant to a stock option, stock purchase or other similar benefit plan, (ii) an SEC Rule 145 transaction or (iii) a registration in which the only stock being registered is stock issuable upon conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration, and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering.
Form S-3 Registration Rights
At any time, the holders of at least 30% of the registrable securities outstanding can make a request that Unity register their shares on Form S-3 if Unity is qualified to file a registration statement on Form S-3 and if the anticipated aggregate price of the shares offered would equal to or exceed $5.0 million. Unity will not be required to effect more than two registrations on Form S-3 within any 12-month period.
Additional Registration Rights
The merger agreement requires that, at the closing of the merger, Unity and each shareholder of ironSource who is currently party to the ironSource Shareholders’ Agreement and will be, immediately after the effective time, an affiliate (as such terms is defined in Rule 12b-2 promulgated under the Exchange Act) of Unity, will enter into a Registration Rights Agreement substantially in the form attached to the merger agreement. In addition, the Investment Agreement provides the PIPE Investors with certain registration rights for the resale of the Notes and the shares of Unity common stock issuable upon conversion of the Notes, subject to certain limitations. For more information, see “The Merger Agreement—Registration Rights” and “The Merger—Interests of Unity’s Directors and Executive Officers in the Merger.”
Anti-Takeover Effects of Delaware Law and Unity’s Certificate of Incorporation and Bylaws
Some provisions of Delaware law, Unity’s amended and restated certificate of incorporation, and Unity’s amended and restated bylaws contain provisions that could make the following transactions more difficult: an acquisition of Unity by means of a tender offer; an acquisition of Unity by means of a proxy contest or otherwise; or the removal of Unity’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in Unity’s best interests, including transactions which provide for payment of a premium over the market price for Unity’s shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of Unity to first negotiate with the Unity board. Unity believes that the benefits of the increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure Unity outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Anti-Takeover Effects of Certain Provisions of Unity’s Certificate of Incorporation and Bylaws
Preferred Stock
The Unity board has the authority, without further action by Unity stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the Unity board. The existence of authorized but unissued shares of preferred stock would enable the Unity board to render more difficult or to discourage an attempt to obtain control of Unity by means of a merger, tender offer, proxy contest, or other means.
Stockholder Meetings
Unity’s amended and restated bylaws provide that a special meeting of stockholders may be called only by Unity’s chairperson of the board, Chief Executive Officer or President (in the absence of a Chief Executive Officer), or by a resolution adopted by a majority of the Unity board.
Requirements for Advance Notification of Stockholder Nominations and Proposals
Unity’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Unity board, or a committee of the Unity.
Prohibition of Stockholder Action by Written Consent
Unity’s amended and restated certificate of incorporation and amended and restated bylaws eliminate the right of Unity stockholders to act by written consent without a meeting of the stockholders.
Staggered Board
The Unity board is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by Unity stockholders. This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of Unity because it generally makes it more difficult for stockholders to replace a majority of the directors.
Removal of Directors
Unity’s amended and restated certificate of incorporation provides that no member of the Unity board may be removed from office by Unity stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of Unity’s outstanding voting stock then entitled to vote in the election of directors.
Stockholders Not Entitled to Cumulative Voting
Unity’s amended and restated certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of Unity common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of Unity preferred stock may be entitled to elect.
Amendment of Charter Provisions
The amendment of any of the above provisions, except for the provision making it possible for the Unity board to issue preferred stock, would require approval by holders of at least two-thirds of the total voting power of all of Unity’s outstanding voting stock.

Section 203 of the Delaware General Corporation Law
Unity is subject to Section 203 of the DGCL (“Section 203”), which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, pledge, or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;
•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
•
any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits by or through the corporation.
In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.
Choice of Forum
Unity’s amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on Unity’s behalf; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of Unity’s current or former directors, officers, or other employees to Unity or its stockholders; (iii) any action or proceeding asserting a claim against Unity or any of its current or former directors, officers or other employees arising out of or pursuant to any provision of the DGCL, Unity’s amended and restated certificate of incorporation or its amended and restated bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of Unity’s amended and restated certificate of incorporation or its amended and restated bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action or proceeding asserting a claim against Unity or any of its current or former directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. Unity’s amended and restated certificate of incorporation provides that, unless Unity consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Additionally, Unity’s amended and restated certificate of incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of Unity’s securities shall be deemed to have notice of and consented to these provisions.
The provisions of Delaware law, Unity’s amended and restated certificate of incorporation, and its amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Unity common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of Unity’s board and management. It is possible that these provisions could make it more difficult to accomplish transactions that Unity stockholders may otherwise deem to be in their best interests.
Transfer Agent and Registrar
The transfer agent and registrar for Unity common stock is Computershare Trust Company, N.A. The transfer agent and registrar’s address is 250 Royall Street, Canton, Massachusetts 02021.
Exchange Listing
Unity common stock is listed on the NYSE under the symbol “U.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined balance sheet data gives effect to the proposed merger as if it had occurred on March 31, 2022, while the unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2021 and the three months ended March 31, 2022 are presented as if the merger had occurred on January 1, 2021. The following summary unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only, to reflect merger-related pro forma adjustments, is based on available information and certain assumptions that Unity believes are reasonable, and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section titled “Risk Factors” beginning on page 41.
Introduction
On July 13, 2022, Unity, ironSource and Merger Sub entered into the merger agreement. Pursuant to the merger agreement, and subject to the satisfaction or waiver of the conditions set forth therein, the merger sub will be merged with and into ironSource, and ironSource will continue as the surviving company in the merger and as a wholly owned subsidiary of Unity. Unity and ironSource expect the transaction to close during the fourth quarter of 2022. The merger consideration is estimated to be approximately $4.1 billion, payable in shares of Unity common stock. Refer to Note 3 for additional information on the estimated merger consideration.
The unaudited pro forma condensed combined balance sheet as of March 31, 2022 gives effect to the merger as if this transaction had been completed on March 31, 2022 and combines the unaudited condensed consolidated balance sheet of Unity as of March 31, 2022 with the ironSource’s unaudited condensed consolidated balance sheet as of March 31, 2022.
The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2022 and the year ended December 31, 2021 give effect to the merger as if it had occurred on January 1, 2021, the beginning of the earliest period presented, and combines the historical results of Unity and ironSource. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2022 combines the unaudited condensed consolidated statement of operations of Unity for the three months ended March 31, 2022, and ironSource’s unaudited condensed consolidated statement of operations for the three months ended March 31, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021 combines the audited consolidated statement of operations of Unity for the year ended December 31, 2021 with ironSource’s audited consolidated statement of operations for the year ended December 31, 2021. The unaudited pro forma condensed combined financial information has been prepared pursuant to Article 11 of Regulation S-X.
The historical condensed consolidated financial statements of Unity and the historical condensed consolidated financial statements of ironSource have been adjusted in the accompanying unaudited pro forma condensed combined financial information to give effect to pro forma events that are transaction accounting adjustments which are necessary to account for the merger, in accordance with accounting principles generally accepted in the United States (which we refer to as “GAAP”). The unaudited pro forma adjustments are based upon available information and certain assumptions that our management believes are reasonable.
The unaudited pro forma condensed combined financial information should be read in conjunction with:
•	The accompanying notes to the unaudited pro forma condensed combined financial information;
•
The separate unaudited condensed consolidated financial statements of Unity as of and for the three months ended March 31, 2022 and the related notes, included in Unity’s Quarterly Report on Form 10-Q for the three months ended March 31, 2022, incorporated by reference into this joint proxy statement and prospectus;

•
The separate audited consolidated financial statements of Unity as of and for the year ended December 31, 2021 and the related notes, included in Unity’s Annual Report on Form 10-K for the year ended December 31, 2021, incorporated by reference into this joint proxy statement and prospectus;

•
The separate unaudited condensed consolidated financial information of ironSource as of and for the three months ended March 31, 2022, included in Exhibit 99.1 furnished as part of ironSource’s Report on Form 6-K for the three months ended March 31, 2022, which financial tables included therein are incorporated by reference into this joint proxy statement/prospectus;

•
The separate audited consolidated financial statements of ironSource as of and for the year ended December 31, 2021 and the related notes, included in ironSource’s Annual Report on Form 20-F for the year ended December 31, 2021, incorporated by reference into this joint proxy statement and prospectus.

Description of the Merger
Pursuant to the merger agreement, Merger Sub, a company organized under the laws of the State of Israel and a direct wholly owned subsidiary of Unity, will be merged with and into ironSource with ironSource continuing as the surviving company and a wholly owned subsidiary of Unity. As a result, each issued and outstanding ironSource Class A ordinary share and ironSource Class B ordinary shares (together, ironSource’s ordinary shares) will be converted into the right to receive 0.1089 shares of Unity common stock.
ironSource’s Equity Awards
Upon completion of the merger, each outstanding and unexercised ironSource option held by any person who is a service provider immediately prior to the effective time and continues to be a service provider immediately following the effective time with an exercise price equal to or greater than the per share cash equivalent consideration, shall, cease to represent a right to acquire ironSource ordinary shares and shall be assumed by Unity and shall be converted into an option to purchase the number of shares of Unity common stock. Each converted stock option shall continue to have the same terms and conditions as applied to the ironSource option immediately prior to the effective time. Each converted stock option shall represent (i) an option to acquire that number of whole shares of Unity multiplying (x) the number of ironSource ordinary shares subject to such ironSource option immediately prior to the effective time, by (y) the exchange ratio and (ii) have an exercise price per share of Unity common stock equal to the quotient obtained by dividing (i) the per share exercise price for the ironSource ordinary shares subject to the corresponding ironSource option immediately prior to the effective time by (ii) the exchange ratio, rounded to the nearest whole cent. Each ironSource option that is outstanding and unvested (taking into account any acceleration of vesting as a result of the consummation of the merger) immediately prior to the effective time of the merger and held by a Non-Continuing Service Provider shall be canceled immediately prior to the effective time of the merger for no consideration.
Each ironSource RSU that is outstanding and unvested immediately prior to the effective time and each ironSource RSU that is outstanding and vested immediately prior to the effective time, but has not been settled prior to the effective time, and, in each case, held by any person who is a continuing service provider shall, without any action on the part of Unity, ironSource or the holder thereof, shall be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Unity’s Common Stock under Unity’s stock plans. Each converted Unity RSU shall continue to have the same terms and conditions as applied to the ironSource RSU immediately prior to the effective time, except that the number of Unity common stock subject to each converted Unity RSU shall be equal to the product obtained by multiplying (i) the total number of ironSource ordinary shares subject to the ironSource RSU immediately prior to the effective time by (ii) the exchange ratio, with any fractional shares rounded to the nearest whole share.
Accounting for the Merger
The merger is being accounted for as a business combination using the acquisition method with Unity as the accounting acquirer in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations. Under this method of accounting, the aggregate merger consideration will be allocated to ironSource’s assets acquired and liabilities assumed based upon their estimated fair values at the date of completion of the merger. The process of valuing the net assets of ironSource immediately prior to the merger, as well as evaluating accounting policies for conformity, is preliminary. Any excess between the estimated fair value of the consideration transferred and the estimated fair value of the assets acquired, and liabilities assumed will be recorded as goodwill. Accordingly, the aggregate merger consideration allocation and related adjustments reflected in this unaudited pro forma condensed combined financial information are preliminary and subject to revision based on a final determination of the fair value of ironSource’s net assets, ironSource’s outstanding ordinary shares and closing Unity common stock price before the date of this joint proxy statement/prospectus. Refer to Note 1—Basis of Presentation below for more information.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger occurred as of the dates indicated. The unaudited pro forma condensed combined financial information also should not be considered indicative of the future results of operations or financial position of Unity.
The merger is subject to reclassification and transaction accounting adjustments that have not yet been finalized. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information as required by SEC rules. Differences between these preliminary estimates and the final reclassification and transaction accounting adjustments may be material.

UNITY UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2022
(in thousands, except per share amounts)
	Historical		Reclassification Adjustments (Note 2)	Transaction Accounting Adjustments (Note 4)	Note	Pro Forma Combined
	Unity	ironSource
Assets
Current assets:
Cash and cash equivalents	1,152,014	441,225	—	—		1,593,239
Marketable securities	656,581	—	—	—		656,581
Accounts receivable, net of allowances	332,958	267,603	—	(4,871)	4(I)	595,690
Prepaid expenses	48,734	—	10,237	—		58,971
Other current assets	33,910	59,472	(10,237)	(10,749)	4(E)	72,396
Total current assets	2,224,197	768,300	—	(15,620)		2,976,877
Property and equipment, net	110,170	28,272	—	(21,002)	4(F)	117,440
Operating lease right-of-use assets	101,486	36,292				137,778
Goodwill	1,657,817	456,354	—	1,996,707	4(A)	4,110,878
Intangible assets, net	789,144	197,727	—	1,212,142	4(B)	2,199,013
Restricted cash	10,678	3,435	—			14,113
Deferred tax assets	—	6,262	(6,262)	—		—
Investment in equity securities	—	20,000	(20,000)	—		—
Other non-current assets	53,168	35,479	26,262	(32,360)	4(C), 4(E)	82,549
Total assets	4,946,660	1,552,121	—	3,139,867		9,638,648

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	13,005	284,689	(268,788)	(4,871)	4(I)	24,035
Accrued expenses and other current liabilities	121,976	67,989	(17,958)	69,339	4(D)	241,346
Publisher payables	213,857	—	268,788			482,645
Income and other taxes payable	54,740	—	15,998			70,738
Deferred revenue	200,218	—	1,960			202,178
Operating lease liabilities	26,464	10,082		—		36,546
Total current liabilities	630,260	362,760	—	64,468		1,057,488
Convertible notes	1,704,145	—				1,704,145
Deferred tax liabilities	—	11,335	5,836	143,419	4(C)	160,590
Long-term deferred revenue	145,676	—	—	—		145,676
Long-term operating lease liabilities	94,340	30,296		—		124,636
Other long-term liabilities	10,097	2,375	(5,836)			6,636
Total liabilities	2,584,518	406,766	—	207,887		3,199,171

Stockholders’ equity:
Common stock	2	—	—	21	4(G)	23
Treasury shares, at cost	—	(67,460)	—	67,460	4(G)	—
Additional paid-in capital	3,879,589	1,071,566	—	3,075,087	4(G)	8,026,242
Accumulated other comprehensive income (loss)	(8,267)	533	—	(533)	4(G)	(8,267)
Retained earnings (accumulated deficit)	(1,509,182)	140,716	—	(210,055)	4(H)	(1,578,521)
Total stockholders’ equity	2,362,142	1,145,355	—	2,931,980		6,439,477

Total liabilities and stockholders’ equity	4,946,660	1,552,121	—	3,139,867		9,638,648
See the accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNITY UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2022
(in thousands, except per share amounts)
	Historical three months ended		Transaction Accounting Adjustments (Note 5)	Note	Pro Forma Combined
	Unity	ironSource
Revenue	320,126	189,665	69	5(A)	509,860
Cost of revenue	(93,833)	(40,087)	(10,356)	5(B)	(144,276)
Gross profit	226,293	149,578	(10,287)		365,584
Operating expenses
Research and development	(221,040)	(34,656)	3,707	5(C)	(251,989)
Sales and marketing	(103,939)	(75,289)	(22,037)	5(D)	(201,265)
General and administrative	(72,475)	(22,847)	3,024	5(E)	(92,298)
Total operating expenses	(397,454)	(132,792)	(15,306)		(545,552)
Income (loss) from operations	(171,161)	16,786	(25,593)		(179,968)
Interest expense	(1,111)	—	—		(1,111)
Interest income and other expense, net	941	(346)	—		595
Income (loss) before benefit from (provision for) income taxes	(171,331)	16,440	(25,593)		(180,484)
Benefit from (provision for) income taxes	(6,224)	(2,668)	3,258	5(F)	(5,634)
Net income (loss)	(177,555)	13,772	(22,335)		(186,118)
Other comprehensive income (loss), net of taxes
Change in foreign currency translation adjustments	19	—	—		19
Change in unrealized gains on derivatives designated as cash flow hedge	—	38	—		38
Change in unrealized losses on marketable securities	(4,428)	—	—		(4,428)
Comprehensive income	(181,964)	13,810	(22,535)		(190,489)

Basic net income (loss) per share	(0.60)	0.01			(0.46)
Weighted average shares outstanding - basic	294,341	1,018,117	111,531		405,872
Diluted net income (loss) per share	(0.60)	0.01			(0.46)
Weighted average shares outstanding - diluted	294,341	1,084,683	111,531		405,872
See the accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

UNITY UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021
(in thousands except per share amounts)
	Historical year ended		Transaction Accounting Adjustments (Note 5)	Note	Pro Forma Combined
	Unity	ironSource
Revenue	1,110,526	553,466	(3,560)	5(A)	1,660,432
Cost of revenue	(253,630)	(89,223)	(66,909)	5(B)	(409,762)
Gross profit	856,896	464,243	(70,469)		1,250,670
Operating expenses:
Research and development	(695,710)	(90,531)	8,184	5(C)	(778,057)
Sales and marketing	(344,939)	(208,707)	(99,903)	5(D)	(653,549)
General and administrative	(347,912)	(82,638)	(57,251)	5(E)	(487,801)
Total operating expenses	(1,388,561)	(381,876)	(148,970)		(1,919,407)
Income (loss) from operations	(531,665)	82,367	(219,439)		(668,737)
Interest expense	(1,131)	—	—		(1,131)
Interest income and other expense, net	1,566	(2,004)			(438)
Income (loss) before benefit from (provision for) income taxes	(531,230)	80,363	(219,439)		(670,306)
Benefit from (provision for) income taxes	(1,377)	(20,542)	18,651	5(F)	(3,268)
Net income (loss)	(532,607)	59,821	(200,788)		(673,574)
Other comprehensive income (loss), net of taxes
Change in foreign currency translation adjustments	583	—	—		583
Change in unrealized gains on derivatives designated as cash flow hedge	—	495	—		495
Change in unrealized losses on marketable securities	(1,023)	—	—		(1,023)
Comprehensive income	(533,047)	60,316	(200,788)		(673,519)
Basic net income (loss) per share	(1.89)	0.07			(1.71)
Weighted average shares outstanding - basic	282,195	832,144	111,477		393,672
Diluted net income (loss) per share	(1.89)	0.06			(1.71)
Weighted average shares outstanding - diluted	282,195	911,059	111,477		393,672
See the accompanying notes to Unaudited Pro Forma Condensed Combined Financial Statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.	Basis of Presentation
The pro forma condensed combined financial information has been prepared by Unity in accordance with Article 11 of Regulation S-X. The pro forma condensed combined financial information reflects transaction accounting adjustments management believes are necessary to present fairly Unity’s pro forma financial position and results of operations following the closing of the merger as of and for the periods indicated. The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies, or revenue enhancements that the combined company may achieve as a result of the merger, nor does it reflect the costs to integrate the operations of Unity and ironSource or the costs necessary to achieve any cost savings, operating synergies, and revenue enhancements.
The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations, with Unity as the accounting acquirer, using the fair value concepts defined in ASC Topic 820, Fair Value Measurement, and based on the historical condensed consolidated financial statements of Unity and the historical condensed consolidated financial statements of ironSource. Under ASC Topic 805, all assets acquired and liabilities assumed in a business combination are generally recognized and measured at their assumed acquisition date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of merger consideration over the fair value of assets acquired and liabilities assumed is allocated to goodwill.
The transaction accounting adjustments represent Unity management’s best estimates and are based upon currently available information and certain assumptions that Unity believes are reasonable under the circumstances. All significant intercompany balances and transactions between Unity and ironSource have been eliminated in consolidation.
Upon completion of the merger, Unity will perform a comprehensive review of ironSource’s accounting policies. As a result of the review, Unity may identify differences between the accounting policies of the two companies, which when conformed, could have a material impact on the unaudited pro forma condensed combined financial information. With the information currently available, differences in accounting policies exist in that ironSource recognized share-based compensation on an accelerated basis while Unity recognized it on a straight-line basis. In addition, certain reclassification adjustments have been made to conform ironSource’s historical financial statement presentation to Unity’s financial statement presentation.
2.	Reclassification Adjustments
The reclassification adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report Unity’s financial condition and results of operations as if the merger were completed. Certain reclassification adjustments have been made to the unaudited pro forma condensed combined financial information to conform ironSource’s historical condensed consolidated balance sheet to Unity’s financial statement presentation.
The combined company will finalize the review of accounting policies and reclassifications after the transaction closes, which could be materially different from the amounts set forth in the unaudited pro forma condensed combined financial information presented herein.

3.	Calculation of Estimated Merger Consideration and Preliminary Purchase Price Allocation
Estimated Merger Consideration
The estimated merger consideration for the purpose of this unaudited pro forma condensed combined financial information is estimated to be approximately $4.1 billion. The actual consideration will change based on fluctuations in the share price of Unity’s common stock price and the number of ordinary shares of ironSource outstanding on the closing date. The following table summarizes the preliminary estimate of the merger consideration to be transferred as a result of the merger:
(In thousands, except per share amounts)
Estimated consideration for Unity common stock issued to ironSource shareholders(1)	$3,959,935
Estimated consideration for replacement of ironSource’s outstanding equity awards(2)	$186,739
Total preliminary estimated merger consideration	$4,146,674
(1)
The consideration component of the estimated merger consideration is computed based on the total outstanding ironSource ordinary shares as of July 25, 2022, multiplied by the Exchange Ratio of 0.1089 and the closing price of Unity common stock on the NYSE on July 25, 2022 of $35.54.

(in thousands, except exchange ratio and share price)
ironSource ordinary shares outstanding as of July 25, 2022	1,023,158
Exchange ratio	0.1089
Unity stock to be issued in exchange	111,422
Unity stock price as of July 25, 2022	$35.54
Estimated consideration	$3,959,935
(2)
Estimated consideration for ironSource’s outstanding RSUs, and options (“equity awards”) to pre-combination service. ironSource’s outstanding equity awards for continuing employees will be replaced by Unity’s equity awards with similar terms. A portion of the fair value of Unity’s equity awards and options issued represents consideration transferred. The final value will be impacted by changes in the price of Unity common stock and the number of ironSource’s equity awards outstanding at the actual date of the closing of the merger.

The final purchase consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in Unity’s common stock price and ironSource’s outstanding common stock up to the closing date of the merger. A sensitivity analysis related to the fluctuation in the Unity common stock price was performed to assess the impact of a hypothetical change of 10% on the Unity stock closing price on the estimated purchase consideration and goodwill as of the closing date.
The following table shows the change in Unity common stock price, estimated merger consideration and goodwill:
	Stock price	Consideration	Goodwill
	(In thousands, except per share amounts)
Increase of 10%	$39.09	$4,561,341	$2,867,729
Decrease of 10%	$31.99	$3,732,006	$2,038,394
Preliminary Purchase Price Allocation
Under the acquisition method of accounting, the identifiable assets acquired, and liabilities assumed of ironSource will be recognized and measured at fair value as of the closing date of the merger and added to those of Unity. The determination of fair value used in the transaction adjustments presented herein are preliminary and based on management estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the merger. The costs of finite-lived intangible assets are amortized through expense over their estimated lives. The final determination of the purchase price allocation, upon the completion of the merger, will be based on ironSource’s assets acquired and liabilities assumed as of that date and will depend on a number of factors that cannot be predicted with certainty at this time. Therefore, the actual allocations will differ from the transaction accounting adjustments presented.

The following table sets forth a preliminary allocation of the estimated merger consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of ironSource based on ironSource’s unaudited condensed consolidated balance sheet as of March 31, 2022, with the excess recorded to goodwill:
(in thousands)
Total preliminary estimated merger consideration	4,146,674

Assets
Current assets:
Cash and cash equivalents	441,225
Accounts receivable, net of allowances	262,732
Prepaid expenses	10,237
Other current assets	38,486
Total current assets	752,680
Property and equipment, net	7,270
Operating lease right-of-use assets	36,292
Intangible assets, net	1,409,869
Restricted cash	3,435
Other non-current assets	29,381
Total assets	2,238,927

Liabilities
Current liabilities:
Accounts payable	11,030
Accrued expenses and other current liabilities	50,031
Publisher payables	268,788
Income and other taxes payable	15,998
Deferred revenue	1,960
Operating lease liabilities	10,082
Total current liabilities	357,889
Deferred tax liabilities	154,754
Long-term operating lease liabilities	30,296
Other long-term liabilities	2,375
Total liabilities	543,315

Less: Net assets	1,693,613

Goodwill	2,453,061
Intangible Assets
Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consist of the following:
	Preliminary Fair Value	Estimated useful life
	(in thousands)	(in years)
Developed technology	829,335	10.0
Customer relationships	518,334	5.0
Trademark	62,200	5.0
Total	1,409,869
The estimated fair values and useful lives of identifiable intangible assets are preliminary and have been performed based on management estimation and publicly available benchmarking. As discussed above, the amount that will ultimately be allocated to identifiable intangible assets and the related amount of amortization, may differ materially from this preliminary allocation. Any change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill. A hypothetical 10% change in the valuation of intangible assets would result in a change to annual amortization expense of approximately $4.7 million for the three months ended March 31, 2021 and approximately $19.9 million for the year ended December 31, 2021, assuming a useful life of 5 years for customer relationships and tradenames and 10 years for developed technology.
4.	Transaction Accounting Adjustments for Condensed Combined Balance Sheet
(A). Reflects the elimination of ironSource’s historical goodwill and the capitalization of the preliminary goodwill for the estimated merger consideration in excess of the fair value of the net assets acquired in connection with the combination:
(in thousands)
Fair value of consideration transferred in excess of preliminary fair value of assets acquired and liabilities assumed	2,453,061
Elimination of ironSource’s historical goodwill	(456,354)
Pro forma net adjustment to goodwill	1,996,707
(B). Reflects the preliminary purchase accounting adjustments for estimated intangible assets based on the acquisition method of accounting:
(in thousands)
Fair value of acquired intangible assets	1,409,869
Elimination of ironSource’s historical intangible assets, net—carrying value	(197,727)
Pro forma net adjustment to intangible assets, net	1,212,142
(C). Reflects the deferred tax impact resulting from 1) adjustments to deferred tax assets by netting off the deferred tax liabilities 2) pro forma fair value adjustments of identified intangible assets of $1,409,869 thousand based on the applicable statutory tax rate for the jurisdictions associated with the respective estimated purchase price allocation. Because the tax rates used for the pro forma condensed combined financial information are estimated, the blended rate will likely vary from the actual effective rate in periods subsequent to completion of the merger. This determination is preliminary and subject to change based upon the final determination of the fair value of the acquired assets and assumed liabilities.
(in thousands)
Adjustments to ironSource’s deferred tax assets	(6,262)
Pro forma net adjustments to non current assets	(6,262)

Adjustments to ironSource’s deferred tax assets	(2,038)
Preliminary purchase price adjustment for intangible assets step up	145,457
Pro forma net adjustments to deferred tax liability	143,419
(D). Reflects the accrual adjustment of estimated transaction costs related to the merger.
(E). Reflects the elimination of ironSource’s incentive payments to customers, which is assumed in the customer relationship intangible asset as a result of the merger.
(in thousands)
Elimination of ironSource’s incentive payments to customers from other current asset	(10,749)
Elimination of ironSource’s incentive payments to customers from other noncurrent asset	(26,098)
(F). Reflects the elimination of ironSource’s capitalized internal use software.

(G). Reflects the stock consideration component of the merger and the elimination of ironSource’s historical common stock, additional paid-in capital, accumulated other comprehensive income and treasury shares.
(in thousand)	Common Stock	Additional paid-in capital	Accumulated other comprehensive income	Treasury Shares
Elimination of historical ironSource shareholders’ equity	—	(1,071,566)	(533)	67,460
Estimated equity awards for ironSource’s equity awards attributable to pre-combination service	—	186,739	—	—
Estimated merger consideration	21	3,959,914	—	—
Pro forma net adjustment to stockholders’ equity	21	3,075,087	(533)	67,460
(H). Reflects the adjustments to retained earnings.
(in thousands)
Elimination of ironSource’s retained earnings	(140,716)
Accrual of Unity and ironSource’s transaction related cost	(69,339)
Pro forma net adjustment to retained earnings	(210,055)
(I). Reflects the adjustments to intercompany accounts receivable and accounts payable.
5. Transaction Accounting Adjustments for Condensed Combined Statements of Operations
Adjustments included in the Transaction Accounting Adjustments column in the accompanying unaudited pro forma condensed combined statements of operations the three months ended March 31, 2022 and for the year ended December 31, 2021 are as follows:
(A). Represents the adjustments in revenue to eliminate the amortization of ironSource’s incentive payments to customers and to eliminate Unity's historical revenue earned from ironSource for user acquisition.
	Three months ended March 31, 2022	Year ended December 31, 2021
	(in thousands)
Elimination of Unity's historical revenue earned from ironSource for user acquisition	(1,485)	(8,893)
Elimination of amortization of ironSource’s incentive payments to customers, which is assumed in the customer relationship intangible asset as a result of the merger	1,554	5,333
Pro forma net adjustment to revenue	69	(3,560)
(B). Reflects the adjustments in cost of revenue to eliminate historical amortization expense, to record new amortization expense based on the fair value of the identifiable acquired intangible assets, to eliminate historical stock-based compensation expense, to record new stock-based compensation expense for equity awards.
	Three months ended March 31, 2022	Year ended December 31, 2021
	(in thousands)
Elimination of ironSource’s historical amortization on intangible assets and capitalized internal use software	9,891	15,616
Elimination of ironSource’s historical stock-based compensation expense	480	1,217
Amortization of acquired intangible assets	(20,449)	(82,933)
Stock-based compensation expense after equity award replacement	(278)	(809)
Pro forma net adjustment to cost of revenue	(10,356)	(66,909)

(C). Reflects the adjustments in research and development expense to eliminate historical stock-based compensation expense and record new stock-based compensation expense for equity awards.
	Three months ended March 31, 2022	Year ended December 31, 2021
	(in thousands)
Elimination of ironSource’s historical stock-based compensation expense	8,803	24,419
Stock-based compensation expense after equity award replacement	(5,096)	(16,235)
Pro forma net adjustment to research and development expenses	3,707	8,184
(D). Reflects the adjustments in sales and marketing expense to eliminate historical amortization expense, to record new amortization expense based on the fair value of the identifiable acquired intangible assets, to eliminate historical stock-based compensation expense and record new stock-based compensation expense for equity awards, and to eliminate ironSource's historical expense incurred from Unity for user acquisition.
	Three months ended March 31, 2022	Year ended December 31, 2021
	(in thousands)
Amortization of acquired intangible assets	(28,629)	(116,107)
Elimination of ironSource’s historical amortization on intangible assets	1,771	1,678
Elimination of ironSource’s historical stock-based compensation expense	7,922	16,807
Stock-based compensation expense after equity award replacement	(4,586)	(11,174)
Elimination of ironSource's historical expense incurred from Unity for user acquisition	1,485	8,893
Pro forma net adjustment to sales and marketing expenses	(22,037)	(99,903)
(E). Reflects the adjustments in general and administrative expense to eliminate historical stock-based compensation expense and record new stock-based compensation expense for equity awards, and to record estimated transaction costs due to the merger.
	Three months ended March 31, 2022	Year ended December 31, 2021
	(in thousands)
Elimination of ironSource’s historical stock-based compensation expense	7,181	36,071
Stock-based compensation expense after equity award replacement	(4,157)	(23,983)
Transaction cost - Unity and ironSource	—	(69,339)
Pro forma net adjustment to general and administrative expenses	3,024	(57,251)
(F). Reflects the adjustment to tax provision
	Three months ended March 31, 2022	Year ended December 31, 2021
	(in thousands)
Preliminary purchase price adjustment - amortization	4,490	21,809
Tax impact due to adjustments of share-based compensation expense	(1,232)	(3,158)
Pro forma net adjustment to tax provision	3,258	18,651

(G). The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon Unity’s weighted average number of shares outstanding plus the estimated shares to be issued upon the close of the merger. The shares to be issued and assumed were approximately 111.4 million and were determined based on the ironSource shares outstanding multiplied by the exchange ratio provided in the merger agreement. The final shares to be issued will be based on the number of outstanding shares as of the date of the merger.
	Three months ended March 31, 2022	Year ended December 31, 2021
	(in thousands)
Numerator
Pro forma net loss	(186,118)	(673,574)
Pro forma net loss attributable to common stockholders, basis and diluted	(186,118)	(673,574)

Denominator
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	405,872	393,672
Net loss per share attributable to common stockholders, basic	(0.46)	(1.71)
Net loss per share attributable to common stockholders, diluted	(0.46)	(1.71)
The potential shares of common stock, including convertible preferred stock, convertible notes, stock options and unvested RSUs were excluded from the computation of diluted net loss per share because including them would have been anti-dilutive. In June 2021, ironSource consummated a recapitalization transaction with Thoma Bravo Advantage, a publicly traded special purpose acquisition company. The recapitalization event is excluded from the computation of the pro forma earnings per share because management assumed the acquisition occurred on January 1, 2021; and recapitalization would have not occurred post combination as Unity exchanged a set number of Unity stocks for 100% of ironSource's equity.
The weighted-average shares for pro forma, basic and diluted earnings per share was computed as below:
Historical Unity weighted-average shares outstanding	294,341	282,195
Weighted-average shares issued to ironSource ordinary shareholders as if the acquisition has occurred on January 1, 2021	111,531	111,477
Total	405,872	393,672

COMPARISON OF RIGHTS OF STOCKHOLDERS OF UNITY AND
SHAREHOLDERS OF IRONSOURCE
Unity is incorporated under the laws of the State of Delaware, and ironSource is incorporated under the laws of Israel. Upon completion of the merger, the certificate of incorporation and bylaws of Unity in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company. Consequently, the rights of ironSource’s shareholders who receive shares of Unity common stock as a result of the merger will be governed by the Delaware General Corporation Law (which we refer to as “DGCL”), Unity’s certificate of incorporation and Unity’s bylaws. The following discussion summarizes certain material differences between the rights of holders of ironSource ordinary shares and Unity common stock resulting from the differences in their governing documents and in the Companies Law and the DGCL.
This discussion does not purport to be a complete statement of the rights of holders of Unity common stock under the DGCL and Unity’s charter and bylaws, or the rights of holders of ironSource ordinary shares under the Companies Law and ironSource’s articles of association, and is qualified in its entirety by reference to the governing corporate documents of Unity and ironSource and applicable law. For more information, see “Where You Can Find More Information,” beginning on page 204.
Unity	ironSource
Capital Stock

Under the Unity charter, Unity is authorized to issue an aggregate of 1,100,000,000 shares of capital stock, consisting of: (1) 1,000,000,000 shares of common stock, $0.000005 par value per share, and (2) 100,000,000 shares of preferred stock, $0.000005 par value per share.
ironSource’s authorized capital consists of 10,000,000,000 Class A ordinary shares, no par value, and 1,500,000,000 Class B ordinary shares, no par value.

As of July 15, 2022, there were 298,106,454 shares of Unity common stock outstanding and no shares of Unity preferred stock outstanding.	As of July 15, 2022, there were 1,023,158,214 ordinary shares of ironSource outstanding and no preferred shares of ironSource outstanding.

Voting

Each holder of Unity common stock is entitled to one vote for each share held on every matter properly submitted to the stockholders for their vote. Holders of Unity common stock do not have cumulative voting rights.

Each ironSource Class A ordinary share is entitled to one vote per share. Each ironSource Class B ordinary share is entitled to five votes per share. Holders of the ironSource Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders except as otherwise provided in our amended and restated articles of association or as required by applicable law. Under the ironSource articles of association and the Companies Law, the holders of ironSource Class B ordinary shares will only vote as a separate class under certain circumstances, including:

 • on a proposal to convert the entire class of those shares into Class A ordinary shares on a one-for-one basis, which requires the affirmative vote of the holders of at least 65% of the outstanding Class B ordinary shares for approval;

 • amendment of the rights of the Class B ordinary shares;

Unity	ironSource
• disproportionate distributions or recapitalizations that adversely impact the Class B ordinary shares; or • differing treatment to the Class B ordinary shares in a merger or similar transaction.

Quorum

Under the Unity bylaws, at all meetings of stockholders, except where otherwise provided by statute or by the Unity charter or the Unity bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the voting power of the outstanding shares of Unity common stock entitled to vote shall constitute a quorum for the transaction of business.

The quorum required for either an annual (regular) or a special general meeting of the relevant class or combined classes of ironSource’s shareholders consists of at least two ironSource shareholders present in person or by proxy holding shares conferring in the aggregate at least one-third (33 1∕3%) of the voting power of the ironSource, provided, however, that with respect to any general meeting that was initiated by and convened pursuant to a resolution adopted by the board of directors (and not pursuant to the request of any other person) of ironSource, and, at such time of the general meeting, ironSource is a “foreign private issuer” under the U.S. securities laws, the requisite quorum shall be two or more shareholders present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power of the ironSource ordinary shares (or 25% of the voting power of applicable class of shares as related to a class meetings).

Number of Directors and Size of Board

The Unity charter provides that the number of directors will be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the board of directors. The Unity board currently consists of ten directors.

Immediately following the effective time of the merger, the Unity board will increase from ten directors to thirteen directors, ten of whom will be current members of the Unity board, one of whom will be the current Chief Executive Officer of ironSource and two of whom will be current members of the ironSource board.

Under the listing standards of the NYSE, a majority of the directors on the board of the combined company must be independent directors. Upon completion of the merger, Unity expects that at least seven of the thirteen directors on the board of the combined company will be independent directors within the meaning of the listing standards of the NYSE.

ironSource’s articles of association provide that the board of directors consist of no less than three but no more than eleven members, including any external directors required (if so required) to be appointed by the Companies Law (as discussed below).

Under ironSource’s articles of association, the directors of ironSource (except for any external director that may be elected under the Companies Law, whose term is determined in accordance with the Companies Law as discussed below) are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors. At each annual general meeting, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election, such that from the annual general meeting of 2022 and after, each year the term of office of only one class of directors will expire.

Unity	ironSource

Under the Companies Law, a public company must have at least two external directors who meet certain independence and non-affiliation criteria. In addition, although not required by Israeli law, ironSource may classify directors as “independent directors” pursuant to the Companies Law if they meet certain conditions provided in the Companies Law. Pursuant to regulations promulgated under the Companies Law, companies with shares traded on certain U.S. stock exchanges, including NYSE, may, subject to certain conditions, “opt out” from the Companies Law requirements to appoint external directors. In accordance with these regulations, ironSource has elected to “opt out” from the Companies Law requirement to appoint external directors.

Term of Directors

The Unity charter provides that the Unity board is divided into three classes, designated as Class I, Class II and Class III. A director’s term of office expires at the third succeeding annual meeting of Unity stockholders after such director’s election and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

ironSource’s articles of association provide that the ironSource board is divided into three classes, designated as Class I, Class II and Class III. A director’s term of office expires at the third succeeding annual general meeting of ironSource shareholders after such director’s election and until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Removal of Directors

As described above under “—Term of Directors,” Unity has a classified board. Under the DGCL, directors of a corporation with a classified board may generally be removed only for cause. The Unity charter and the Unity bylaws do not change this statutory rule. The Unity charter and the Unity bylaws provide that a director may be removed with cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of Unity capital stock entitled to vote at an election of directors at a Unity stockholder meeting.
ironSource’s articles of association provide that ironSource shareholders may, by a vote of 65% or more of the total voting power of ironSource, remove any director from office.

Filling Vacancies on the Board of Directors

Under the DGCL and the Unity charter, all vacancies, including vacancies resulting from newly created directorships due to an increase in the number of directors, may be filled by an affirmative majority vote of the remaining directors then in office, even if less than a quorum, or by the sole remaining director. Pursuant to the Unity charter, such vacancies may not be filled by the stockholders unless the Unity board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law. A director elected to fill a vacancy in a

In the event that one or more vacancies are created on the board of directors, however arising, including a situation in which the number of directors is less than the maximum number permitted, the continuing directors may continue to act in every matter allowed and the board of directors may appoint directors to temporarily fill any such vacancy. If determined by the board of directors, any vacancy may instead be filled by shareholder resolution.

In the event that the vacancy creates a situation where the number of directors is less than three, the

Unity	ironSource
class, including vacancies created by an increase in the number of directors, serves for the remainder of the full term of that class and until the director’s successor is duly elected and qualified or until his or her earlier death, resignation or removal.

continuing directors may only act (i) in an emergency, (ii) to fill the office of a director which has become vacant, or (iii) in order to call a general meeting of the ironSource shareholders for the purpose of electing directors to fill any and all vacancies. Each director appointed as a result of a vacancy shall hold office for the remaining period of time during which the director whose service has ended would have held office, or in case of a vacancy due to the number of directors serving being less than the maximum number, the board of directors shall determine at the time of appointment the class to which the additional director shall be assigned.

Amendment of Certificate of Incorporation/Articles of Association

Under the DGCL, to become effective, an amendment to a corporation’s charter must be approved by the board of directors and a majority of the outstanding shares of capital stock of a corporation entitled to vote.

The Unity charter provides that an amendment of the Unity charter must be approved according to the DGCL, provided that an amendment to Articles V, VI, VII and VIII of the Unity charter requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of Unity capital stock of entitled to vote generally in the election of directors, voting together as a single class.

According to the ironSource articles of association, all ironSource shareholder resolutions, including amendments to the ironSource Articles, generally require a majority of the voting power represented at the meeting and voting thereon. An amendment to the ironSource Articles also requires board approval. In addition, the affirmative vote of the holders of 65% or more of the total voting power in ironSource shall be required to amend or alter certain articles, including the election and removal of directors.

Amendment of Bylaws

Under the DGCL, a corporation’s bylaws may only be amended by its stockholders unless its charter confers the power to amend its bylaws upon its board of directors. The Unity charter provides that the Unity bylaws may be amended by the majority of the authorized number of the board of directors or Unity’s stockholders by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of Unity’s capital stock entitled to vote generally in the election of directors, voting together as a single class.

Notice of Meetings of Security holders

The Unity bylaws provide that written notice of any stockholders meeting must be given to each stockholder no less than 10 and no more than 60 days before the meeting date.
Unless otherwise required by the Companies Law and the ironSource articles of association, ironSource is not required to give notice under Section 69 of the Companies Law. A notice of general meeting shall be published by ironSource pursuant to a report or schedule filed with, or furnished to, the SEC pursuant to the Exchange Act or on its website, at least 21 days prior to the general meeting (or earlier if so permitted

Unity	ironSource

under the Companies Law) and, if so published, shall be deemed to have been duly given on the date of such publication to any shareholder. If the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the general meeting.

Right to Call Special Meeting of Security holders

The Unity bylaws provide that special meetings of the stockholders may be called by the chairperson of the Unity board, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.

Pursuant to the Companies Law, the ironSource board may, whenever it sees fit, convene a special general meeting, and, as provided in the Companies Law, it shall be obliged to do so upon (i) the demand of two directors or one-quarter of the serving directors; (ii) the demand of one or more shareholders holding at least five percent of ironSource’s issued and outstanding share capital and one percent or more of ironSource’s voting rights; or (iii) the demand of one or more shareholders holding at least five percent of ironSource’s voting rights.

Nominations and Proposals by Security holders

The Unity bylaws provide that a Unity stockholder seeking to make nominations for directorships or to introduce other business at a Unity meeting of stockholders must provide advance written notice of such proposed action to Unity’s corporate secretary and set forth the information required of such applicable proposal as set forth in Unity’s bylaws. In the case of a general meeting, notice must generally be received by Unity’s corporate secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary of the prior year’s annual meeting, in the case of an annual meeting, provided that if the prior year’s annual meeting is advanced by more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year’s annual meeting, notice must be received no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In the case of a special meeting, notice must generally be received by Unity’s corporate secretary not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting.

Pursuant to the Companies Law and the regulations thereunder, the holder(s) of at least one percent of ironSource’s voting rights may propose any matter appropriate for deliberation at a general shareholder meeting to be included on the agenda of a general shareholder meeting, including nomination of candidates for directors, generally by submitting a proposal within seven days of publicizing the convening of an ironSource shareholder meeting, or, if ironSource publishes a preliminary notice at least 21 days prior to publicizing the convening of a general shareholder meeting stating its intention to convene such meeting and the agenda thereof, within 14 days of such preliminary notice. Any such proposal must further comply with the information requirements under applicable law and the ironSource articles of association.

Unity	ironSource
Indemnification of Officers, Directors and Employees

The DGCL authorizes a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred by such person in defense or settlement of any such pending, completed or threatened action or suit by or in the right of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that, unless a court of competent jurisdiction otherwise provides, such person shall not have been adjudged to be liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination that indemnification is proper because the indemnitee has met the applicable standard of conduct. The DGCL also authorizes a Delaware corporation to pay the expenses of a director or officer in defending a proceeding in advance of the final disposition of the proceeding if certain requirements are satisfied.

The Unity charter provides that Unity will indemnify (and advance expenses to on satisfaction of certain conditions) its directors and officers to the fullest extent permitted by applicable law, through the Unity bylaws, agreements with such persons, a vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. The Unity bylaws provide that Unity will indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain exceptions and may, upon approval by Unity board, purchase insurance on behalf of such persons. Unity has also obtained policies of

The ironSource articles of association provide that ironSource may, subject and pursuant to the provisions of the Companies Law, the ISL, the Israeli Economic Competition Law, 5748-1988, or any other additionally applicable law, indemnify and insure a director or officer of ironSource for all liabilities and expenses incurred by him or her arising from or as a result of any act (or omission) carried out by him or her as a director or officer of ironSource and which is indemnifiable pursuant to applicable law, to the fullest extent permitted by law. The Companies Law provides that undertakings to indemnify a director or officer for such liabilities (but not for such legal expenses) be limited to specified foreseeable events and to reasonable maximum amounts. An undertaking in relation to exemption, indemnification and insurance of a director or officer as aforesaid will continue following the director or officer ceasing to act as such.

Unity	ironSource
directors’ and officers’ liability insurance and has entered into indemnification agreements with all of its directors. Under the indemnification agreements, Unity is generally required to indemnify, and advance expenses to, the directors to the full extent permitted by applicable law.

Security Holder Action Without a Meeting

The Unity charter provides that no action shall be taken by Unity’s stockholder’s by written consent or electronic transmission.	The Companies Law prohibits shareholder action by written consent in lieu of a meeting in public companies such as ironSource.

Exclusive Forum

The Unity charter provides that, unless Unity consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for (A) any derivative action or proceeding brought on behalf of Unity; (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of Unity, to Unity or Unity’s stockholders; (C) any action or proceeding asserting a claim against Unity or any current or former director, officer or other employee of Unity, arising out of or pursuant to any provision of the DGCL, the Unity charter or the Unity bylaws; (D) any action or proceeding to interpret, apply, enforce or determine the validity of the Unity charter or the Unity bylaws (including any right, obligation, or remedy thereunder); (E) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and (F) any action or proceeding asserting a claim against Unity or any current or former director, officer or other employee of Unity, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants, provided, that such jurisdiction shall not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act.

The Unity charter provides that, unless Unity consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America are the

The ironSource articles of association provide that unless ironSource consents in writing to the selection of an alternative forum:

(a) the federal district courts of the United States of America shall be the forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, as amended.

(b) the competent courts in Tel Aviv shall be the exclusive forum for (A) any derivative action or proceeding brought on behalf of ironSource, (B) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ironSource to ironSource or the ironSource’s shareholders, or (C) any action asserting a claim arising pursuant to any provision of the Companies Law or the ISL; and

(c) further provides that any person or entity purchasing or otherwise acquiring or holding any interest in shares of ironSource shall be deemed to have notice of and consented to the provisions outlined above.

Unity	ironSource
exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Any person or entity holding, owning or otherwise acquiring interest in Unity, including Unity common stock, is deemed to have received notice of and consented to the foregoing forum selection clause, which could limit Unity stockholders’ ability to choose the judicial forum for disputes with Unity. The enforceability of similar choice of forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in the Unity charter to be inapplicable or unenforceable.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF IRONSOURCE
The following table sets forth information regarding the beneficial ownership of ironSource Class A ordinary shares and ironSource Class B ordinary shares as of July 15, 2022 by:
•	each person known by ironSource who is the beneficial owner of 5% or more of the outstanding ironSource Class A ordinary shares or ironSource Class B ordinary shares;
•	each of ironSource’s executive officers and directors individually; and
•	all of ironSource’s executive officers and directors as a group.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. A person is a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of the security, or “investment power,” which includes the power to dispose of or to direct the disposition of the security or has the right to acquire such powers within 60 days of July 15, 2022. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ironSource Class A ordinary shares and/or ironSource Class B ordinary shares beneficially owned by them.
Except as otherwise noted herein, the number and percentage of the ironSource Class A ordinary shares and ironSource Class B ordinary shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any ironSource Class A ordinary shares or ironSource Class B ordinary shares as to which the holder has sole or shared voting power or investment power and also any ironSource Class A ordinary shares or ironSource Class B ordinary shares which the holder has the right to acquire within 60 days of through the exercise of any option, warrant or any other right. Because ironSource Class B ordinary shares are entitled to five votes each, as compared to one vote each for ironSource Class A ordinary shares, the column entitled “Percentage of Voting Power” reflects the overall voting power of a given shareholder based on the composition of his, her or its share ownership.
Unless otherwise noted below, the address of each ironSource shareholder listed below is c/o ironSource Ltd., 121 Menachem Begin Street, Tel Aviv 6701203, Israel.
	ironSource Class A Ordinary Shares		ironSource Class B Ordinary Shares		Combined Voting Power Percentage(3)
Name of Beneficial Owner(1)	Number	Percent(2)	Number	Percent(2)
Directors and Executive Officers:
Tomer Bar-Zeev(4)	30,805,662	4.5%	30,805,662	8.9%	7.7%
Orlando Bravo	*	*	*	*	*
Assaf Ben Ami	*	*	*	*	*
Tamir Carmi(5)	12,682,409	1.9%	12,682,409	3.7%	3.2%
Shlomo Dovrat(6)	36,710,809	5.4%	36,710,809	10.7%	9.2%
Arnon Harish(7)	13,253,072	1.9%	13,253,072	3.8%	3.3%
Omer Kaplan	*	*	*	*	*
David Kostman	*	*	*	*	*
Dalia Litay	*	*	*	*	*
Eyal Milrad(8)	30,181,081	4.4%	30,181,081	8.8%	7.5%
Yehoshua (Shuki) Nir	*	*	*	*	*
Tal Payne	*	*	*	*	*
Daniel Pindur	*	*	*	*	*
Marni Walden	*	*	*	*	*
All executive officers and directors as a group (14 persons)(9)	140,535,377	20.4%	128,998,620	36.5%	32.0%

	ironSource Class A Ordinary Shares		ironSource Class B Ordinary Shares		Combined Voting Power Percentage(3)
Name of Beneficial Owner(1)	Number	Percent(2)	Number	Percent(2)
Principal Shareholders:
App Investments Sárl(10)	124,888,405	18.4%	124,888,405	36.4%	31.3%
Viola Ventures, III L.P.(11)	36,710,809	5.4%	36,710,809	10.7%	9.2%
Itay Milrad(12)	29,556,500	4.3%	29,556,500	8.6%	7.4%
Roi Milrad(13)	29,556,500	4.3%	29,556,500	8.6%	7.4%
*	Less than one percent (1%) of ironSource’s outstanding Class A ordinary shares, Class B ordinary shares or combined voting power, as applicable.
(1)
Except as otherwise indicated, and subject to applicable community property laws, ironSource believes based on the information provided to us that the persons named in the table have sole voting and investment power with respect to all ironSource Class A ordinary shares and ironSource Class B ordinary shares beneficially owned by them.

(2)
Percentages of outstanding shares are based on 679,794,571 ironSource Class A ordinary shares (which excludes 6,745,955 ironSource Class A ordinary shares held by TBA that are deemed treasury shares) and 343,363,643 ironSource Class B ordinary shares, respectively, issued and outstanding as of July 15, 2022.

(3)
Because the ironSource Class B ordinary shares possess five votes per share, whereas ironSource Class A ordinary shares possess only one vote per share, but both classes of shares vote together on matters presented to our shareholders as a whole, we have provided the percentage of combined voting power for each shareholder listed in the table.

(4)
Based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022 and based on information known to us, includes 1,738,345 ironSource Class A ordinary shares and 1,738,345 ironSource Class B ordinary shares that in each case underlie options that are vested on, or will vest within 60 days of, July 15, 2022.

(5)
The beneficial ownership of this executive officer includes 1,875,721 ironSource Class A ordinary shares and 1,875,721 ironSource Class B ordinary shares that in each case underlie options that are vested on, or will vest within 60 days of, July 15, 2022.

(6)
The 36,710,809 ironSource Class A ordinary shares and 36,710,809 ironSource Class B ordinary shares reported in this row are held by Viola Ventures, III L.P. Mr. Dovrat may be deemed to share voting and dispositive power with respect to these shares by virtue of his serving as a director of the sole general partner of Viola Ventures, III L.P. Mr. Dovrat disclaims beneficial ownership over these shares except to the extent of his pecuniary interest therein.

(7)
The beneficial ownership of this executive officer includes 1,881,916 ironSource Class A ordinary shares and 1,881,916 ironSource Class B ordinary shares that in each case underlie options that are vested on, or will vest within 60 days of, July 15, 2022.

(8)
Based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022 and based on information known to us, includes 869,172 ironSource Class A ordinary shares and 869,172 ironSource Class B ordinary shares that in each case underlie options that are vested on, or will vest within 60 days of, July 15, 2022.

(9)
Comprised of (i) 130,722,630 ironSource Class A ordinary shares and 119,185,873 ironSource Class B ordinary shares, in the aggregate, held by executive officers and directors, and (ii) an additional 9,812,747 ironSource Class A ordinary shares and 9,812,747 ironSource Class B ordinary shares, in the aggregate, underlying options held by executive officers and directors that have vested or that will vest within 60 days of July 15, 2022. Please see footnotes (4) through (8) above for details concerning the beneficial ownership of those individual executive officers and directors who beneficially own more than one percent (1%) of the ironSource ordinary shares.

(10)
The beneficial ownership presented for this shareholder is based on information available to us. The shares reported in this row are held by App Investments S.a´.r.l. (“App Investments”). The majority owner of App Investments is App Holdings S.a´.r.l., which is wholly owned by Appsource Holdings Jersey Limited, which is wholly owned by CVC Capital Partners VII Associates L.P., CVC Capital Partners Investment Europe VII L.P., CVC Capital Partners VII (A), L.P. (together, “CVC Fund VII”), CVC Growth Partners Associates L.P. and CVC Growth Partners L.P. (together, “CVC Growth Fund I”). CVC Capital Partners VII Limited is the sole general partner of each of the limited partnerships comprising CVC Fund VII, and CVC Growth Partners GP Limited is the general partner of each of the limited partnerships comprising CVC Growth Fund I. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities held by App Investments. The board of directors of App Investments, composed of Stefan Moosmann, Carmen Andre´ and Thomas Morana, exercises voting and investment authority with respect to the subject ordinary shares. CVC Capital Partners VII Limited is managed by a six member board of directors. CVC Growth Partners GP Limited is managed by a four member board of directors. Each of the foregoing individuals disclaims beneficial ownership of the securities beneficially owned by CVC Capital Partners VII Limited and CVC Growth Partners GP Limited. CVC Capital Partners VII Limited and CVC Growth Partners GP Limited each have their registered address at 27 Esplanade, St Helier, Jersey JE1 1SG.

(11)
Beneficial ownership information for this shareholder is based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022. This shares reported in this line are held by Viola Ventures III, L.P. (“Viola Ventures III”). Viola Ventures GP 3 Ltd. serves as the sole general partner of Viola Ventures III. Shlomo Dovrat, Harel Beit-On and Avi Zeevi are the directors of Viola Ventures GP 3 Ltd. and in such capacity possess the voting power and dispositive power on behalf of Viola Ventures III with respect to these shares. The address for these Viola entities is 12 Abba Eban Avenue Ackerstein Towers Bldg. D Herzliya 4672530 Israel.

(12)	Beneficial ownership information for this shareholder is based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022.
(13)	Beneficial ownership information for this shareholder is based on a Schedule 13G filed by the shareholder with the SEC on February 14, 2022.

Significant Changes in Ownership
To ironSource’s knowledge, other than as disclosed in the table above, in ironSource’s other filings with the SEC and in this proxy statement/prospectus, there has been no significant change in the percentage ownership held by any major shareholder of ironSource during the past three years.
Voting Rights
No major shareholders listed above had or have voting rights with respect to their ironSource Class A ordinary shares or ironSource Class B ordinary shares that are different from the voting rights of other holders of ironSource Class A ordinary shares and ironSource Class B ordinary shares, respectively.
Change in Control Arrangements
Other than as a result of the prospective merger, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of ironSource.

LEGAL MATTERS
The validity of the shares of Unity common stock offered hereby will be passed upon for Unity by Morrison & Foerster LLP.
EXPERTS
Unity Software Inc.
The consolidated financial statements of Unity Software Inc. appearing in Unity Software Inc.’s Annual Report on Form 10-K for the year ended December 31, 2021, and the effectiveness of Unity Software Inc.’s internal control over financial reporting as of December 31, 2021, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
ironSource Ltd.
The financial statements of ironSource Ltd. incorporated in this prospectus by reference to the Annual Report on Form 20-F of ironSource Ltd. for the year ended December 31, 2021 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
HOUSEHOLDING OF PROXY MATERIALS
Unity and ironSource have adopted a procedure called “householding,” which the SEC has approved. Under this procedure, Unity and ironSource may deliver a single copy of the applicable notice and proxy materials to multiple security holders who share the same address, unless Unity or ironSource have received contrary instructions from one or more of such security holders. This procedure reduces printing costs, mailing costs, and fees. Security holders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, Unity and ironSource will promptly deliver a separate copy of the applicable notice and proxy materials to any Unity stockholder or ironSource shareholder at a shared address to which Unity or ironSource delivered a single copy of any of these materials. To receive a separate copy, or, if you are a security holder receiving multiple copies, to request that Unity or ironSource only send a single copy of the applicable notice and proxy materials, contact Unity or ironSource at:
If you are a Unity stockholder: Unity Software Inc. Attention: Investor Relations 30 3rd Street San Francisco, CA 94103 Telephone: (415) 539-3162 Email: IR@unity3d.com	If you are an ironSource shareholder: ironSource Ltd. Attention: Investor Relations 121 Menachem Begin Street Tel Aviv 6701203, Israel Phone: +972-747990001 Email: ir@is.com
“Street name” security holders may contact their broker, bank, or other nominee to request information about householding.

FUTURE STOCKHOLDER PROPOSALS
Unity Stockholder Proposals
Unity will hold an annual meeting of stockholders in 2023 (which we refer to as the “Unity 2023 annual meeting”) regardless of whether the merger has been completed.
With respect to proposals to be included in next year’s proxy materials, proposals must be submitted in writing by December 21, 2022 to Unity Software Inc., Attn: Corporate Secretary, 30 3rd Street, San Francisco, CA 94103 and comply with all applicable requirements of Rule 14a-8 promulgated under the Exchange Act.
With respect to proposals (including director nominations) to be included in next year’s proxy materials pursuant to Rule 14a-8 of the Exchange Act, Unity’s amended and restated bylaws provide that proposals must be submitted in writing between February 2, 2023 and March 4, 2023 to Unity Software Inc., Attn: Corporate Secretary, 30 3rd Street, San Francisco, CA 94103 and comply with the requirements in Unity’s amended and restated bylaws; provided, however, that if the Unity 2023 annual meeting is held before May 3, 2023 or after July 2, 2023, then the proposal must be received by Unity no earlier than 120 days prior to such annual meeting and no later than the later of (i) 90 days prior to the date of such meeting or (ii) the 10th day following the day on which public announcement of the date of such meeting is first made by Unity.
In addition to satisfying the foregoing requirements under Unity’s amended and restated bylaws, to comply with the universal proxy rules (once effective), stockholders who intend to solicit proxies in support of director nominees, other than the Unity board’s nominees, must provide notice that sets forth any additional information required by Rule 14a-19 under the Exchange Act no later than April 3, 2023.
Unity stockholders are advised to review Unity’s amended and restated bylaws, which contain additional requirements about advance notice of stockholder proposals, including director nominations.

WHERE YOU CAN FIND MORE INFORMATION
Both Unity and ironSource file annual and current reports and other business and financial information with the SEC. Unity also files quarterly reports and proxy statements with the SEC. Unity and ironSource file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You will also be able to obtain many of these documents, free of charge, from Unity at http://www.unity.com or from ironSource by accessing ironSource’s website at http://www.is.com. The information contained on the websites of the SEC, Unity and ironSource is expressly not incorporated by reference into this joint proxy statement/prospectus.
Unity has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to or incorporated by reference into the registration statement. These documents contain important information about Unity and ironSource and their financial condition.

INFORMATION INCORPORATED BY REFERENCE
The SEC allows Unity and ironSource to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about Unity and ironSource, and you should read this document together with any other documents incorporated by reference in this document.
This document incorporates by reference the following documents that have previously been filed with the SEC by Unity:
•	Unity’s Annual Report on Form 10-K for the year ended December 31, 2021;
•
the information specifically incorporated by reference into the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 from Unity’s definitive proxy statement on Schedule 14A filed on April 20, 2022;

•	Unity’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022;
•	Unity’s Current Reports on Form 8-K filed on March 22, 2022, June 6, 2022, July 13, 2022 and July 15, 2022; and
•
any description of shares of Unity common stock contained in a registration statement on Form 8-A filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

This document also incorporates by reference the following documents that have previously been filed with the SEC by ironSource:
•	ironSource’s Annual Report on Form 20-F for the year ended December 31, 2021;
•	Exhibit 99.1 furnished as part of ironSource’s Current Report on Form 6-K filed on May 12, 2022 (solely with respect to the financial tables included therein);
•	ironSource’s Current Reports on Form 6-K filed on July 13, 2022, July 15, 2022 and July 27, 2022; and
•
any description of shares of ironSource ordinary shares contained in a registration statement filed on Form 8-A pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

In addition, Unity and ironSource are incorporating by reference (i) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement on Form S-4 filed by Unity on July 29, 2022, and prior to the effectiveness of the registration statement of which this joint proxy statement/prospectus forms a part, and (ii) any documents they may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this joint proxy statement/prospectus and prior to the date of the respective special meetings of the Unity stockholders and the ironSource shareholders, provided, however, that Unity and ironSource are not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.
You may request copies of this joint proxy statement/prospectus and any of the documents incorporated by reference herein or certain other information concerning Unity or ironSource, without charge, upon written or oral request to the applicable company’s principal offices. The respective addresses and phone numbers of such principal offices are listed below.
For Unity Stockholders: Unity Software Inc. 30 3rd Street San Francisco, California 94103 Attention: Corporate Secretary Telephone: (415) 539-3162	For ironSource Shareholders: ironSource Ltd. 121 Menachem Begin Street Tel Aviv 6701203, Israel Attention: Investor Relations Telephone: +972-74-799-0001

To obtain timely delivery of these documents before the Unity special meeting, Unity stockholders must request the information no later than    , 2022 (which is five business days before the date of the Unity special meeting).
To obtain timely delivery of these documents before the ironSource special general meeting, ironSource shareholders must request the information no later than    , 2022 (which is five business days before the date of the ironSource special general meeting).
Neither Unity nor ironSource has authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER

by and among

UNITY SOFTWARE INC.,

URSA AROMA MERGER SUBSIDIARY LTD.,

and

IRONSOURCE LTD.

dated as of

July 13, 2022

Annexes

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of July 13, 2022, is by and among Unity Software Inc., a Delaware corporation (“Parent”), Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and ironSource Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”
RECITALS
WHEREAS, it is proposed that Merger Sub shall merge with and into the Company (the “Merger”), with the Company surviving the Merger (the “Surviving Company”) as a direct wholly owned Subsidiary of Parent, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), pursuant to which each Class A Ordinary Share, no par value, of the Company (“Company Class A Shares”) and each Class B Ordinary Share, no par value, of the Company (“Company Class B Shares” and, together with Company Class A Shares, the “Company Ordinary Shares”), in each case, issued and outstanding immediately prior to the Effective Time, other than Cancelled Shares, will be converted into the right to receive shares of common stock, par value $0.000005 per share, of Parent (“Parent Common Stock”);
WHEREAS, the board of directors of the Company (the “Company Board of Directors”) at a meeting duly called and held, unanimously adopted resolutions, among others, (i) resolving that this Agreement and the transactions contemplated hereby (collectively, the “Transactions”), including the Merger, are fair to, and in the best interests of, the Company and its shareholders (the “Company Shareholders”) and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving this Agreement and the Transactions (including the Parent Stockholder Voting Agreement) on the terms and subject to the conditions set forth herein, and (iii) resolving to recommend that the Company Shareholders approve and adopt this Agreement and the Transactions, including the Merger (the “Company Board Recommendation”);
WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) at a meeting duly called and held, unanimously adopted resolutions, among others, (i) resolving that the issuance of shares of Parent Common Stock pursuant to this Agreement (the “Parent Common Stock Issuance”), this Agreement and the Transactions, are fair to, and in the best interests of, Parent and Parent’s stockholders, (ii) approving the Parent Common Stock Issuance and the Company Shareholder Voting Agreement, (iii) directing that the Parent Common Stock Issuance be submitted to the holders of Parent Common Stock for approval, and (iv) resolving to recommend to the holders of Parent Common Stock to approve the Parent Common Stock Issuance (such recommendation described in this clause (iv), the “Parent Board Recommendation”);
WHEREAS, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub, have approved this Agreement and determined that this Agreement and the Transactions, including the Merger and the Parent Common Stock Issuance, are fair to, and in the best interests of, Parent and Merger Sub and their respective equityholder(s) and further, the board of directors of the Merger Sub determined that considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors;
WHEREAS, as a condition to Parent and Merger Sub entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for Parent and Merger Sub to enter into this Agreement, concurrently with the execution and delivery of this Agreement, Parent is entering into a voting agreement, in the form attached as Annex B hereto, with certain Company Shareholders pursuant to which, among other things, such Company Shareholders have agreed, subject to the terms thereof, to vote all of such Company Shareholders’ Company Ordinary Shares in accordance with the terms of such voting agreement (the “Company Shareholder Voting Agreement”);
WHEREAS, as a condition to the Company entering into this Agreement, and incurring the obligations set forth herein, and as an inducement and in consideration for the Company to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) the Company is entering into a voting agreement, in the form attached as Annex C hereto, with certain stockholders of Parent pursuant to which, among other things, such stockholders have agreed, subject to the terms thereof, to vote all of such stockholder’s shares of Parent Common Stock in accordance with the terms of such voting agreement (the “Parent Stockholder Voting Agreement”), and (ii) certain shareholders of the Company and certain stockholders of Parent are entering into agreements containing certain restrictions on dispositions of their respective Parent Common Stock (the “Lock Up Undertakings);
WHEREAS, for U.S. federal income tax purposes, the Parties hereto intend the Merger to qualify as a “reorganization” under Section 368(a) (1)(B) of the Code and/or Section 368(a)(2)(E) of the Code, and the Treasury Regulations promulgated thereunder (the “Intended U.S. Tax Treatment”), and this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.
NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
ARTICLE I

THE MERGER
Section 1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Sections 314 through 327 of the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company and shall (a) become a direct wholly owned Subsidiary of Parent; (b) continue to be governed by the Laws of the State of Israel; (c) maintain a registered office in the State of Israel; and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.
Section 1.2. Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (a) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company; (b) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company; and (c) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL. Merger Sub will cease to exist and will be stricken from the records of the Companies Registrar, and the Company will become a private company directly and wholly owned by Parent, all as provided under the ICL.
Section 1.3. The Closing. The closing of the Merger (the “Closing”) shall take place electronically on a remote basis, at 9:00 a.m., Israel Time on the second (2nd) Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver of the last of the conditions set forth in Article VII to be satisfied or waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing takes place is referred to as the “Closing Date.”
Section 1.4. Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place in accordance with Section 1.3, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the proposed date of the Closing, in which the Parties shall request that the Companies Registrar issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) on the date that the Parties shall provide notice to the Companies Registrar that the Closing has occurred, and the Parties shall deliver such notice to the Companies Registrar on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, it is the intention of the Parties that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.
Section 1.5. Governing Documents. At the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable Law.
Section 1.6. Officers and Directors. The Parties shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent no later than ten (10) days prior to the Closing Date shall become the officers and directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.
ARTICLE II

TREATMENT OF SECURITIES
Section 2.1. Treatment of Ordinary Shares.
(a) The Merger. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or any holder of any securities of Parent, Merger Sub or the Company:
(i) Each Company Ordinary Share issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) shall be automatically converted into the right to receive 0.1089 (the “Exchange Ratio”) of a fully paid and nonassessable share of Parent Common Stock, subject to the last sentence of this Section 2.1(a)(i) with respect to fractional shares (the “Merger Consideration”). From and after the Effective Time, all Company Ordinary Shares (other than any Cancelled Shares) shall be deemed under Israeli Law to be owned by Parent, and each holder of a valid certificate or certificates which immediately prior to the Effective Time represented any such Company Ordinary Shares (each, a “Certificate”) or evidenced by way of book-entry in the register of shareholders of the Company immediately prior to the Effective Time (each, a “Book-Entry Share”) shall thereafter cease to have any rights with respect to such Company Ordinary Shares, except the right to receive the applicable Merger Consideration upon the surrender of such Company Ordinary Shares in accordance with Section 2.2. In the event that a holder of Company Ordinary Shares converted pursuant to the Merger would be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares represented by the Certificates and Book-Entry Shares delivered by such holder) then the number of shares of Parent Common Stock issuable to such holder shall be rounded up or down to the nearest whole share of Parent Common Stock. Notwithstanding any other provision of this Agreement, the Merger Consideration shall not include any cash.
(ii) Prior to the Effective Time, any Company Ordinary Shares owned by any direct or indirect Subsidiary of the Company (x) shall be transferred to Company or (y) shall be otherwise cancelled. Each Company Ordinary Share issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company (dormant share (or menayah redumah) under ICL) shall be cancelled and shall cease to exist without any conversion, and no consideration shall be delivered in exchange therefor (the Company Ordinary Shares described in this Section 2.1(a)(ii), collectively, the “Cancelled Shares”).
(iii) Each ordinary share of Merger Sub issued and outstanding immediately prior to the Effective Time (the “Merger Sub Shares”) shall be automatically converted into and become one validly issued, fully paid and nonassessable Class A Ordinary Share, no par value, of the Surviving Company, and the shares of the Surviving Company into which the Merger Sub Shares are so converted shall be the only shares of the Surviving Company that are issued and outstanding immediately after the Effective Time. Following the Effective Time, each certificate evidencing ownership of shares of the Merger Sub Shares shall evidence ownership of such shares of the Surviving Company.

(b) Adjustment to Merger Consideration. The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock (or share) split, reverse stock (or share) split, stock (or share) dividend (including any dividend or distribution of securities convertible into Company Ordinary Shares or Parent Common Stock, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the number of Company Ordinary Shares or shares of Parent Common Stock outstanding after the date hereof and prior to the Effective Time. Nothing in this Section 2.1(b) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.
Section 2.2. Payment for Securities; Surrender of Certificates.
(a) Exchange Fund. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (which shall designate a local Israeli sub-paying agent) (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company Shareholders for the purpose of receiving and holding their Certificates and Book -Entry Shares and shall obtain no rights or interests in the shares represented thereby. At or immediately prior to the Effective Time, Parent shall deposit with the Exchange Agent, with no withholding of Taxes, evidence of Parent Common Stock issuable pursuant to Section 2.1(a) in book-entry form equal to the Merger Consideration and any dividends or other distributions under Section 2.2(f) (such evidence of book-entry shares of Parent Common Stock, together with any dividends or other distributions with respect thereto, the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Ordinary Shares and if and to the extent required pursuant to Section 2.4, in the Israeli sub-paying agent’s name held in trust for the applicable holders of Company Ordinary Shares. In the event the Exchange Fund shall be insufficient to pay the Merger Consideration in accordance with Section 2.1(a) and any dividends or other distributions under Section 2.2(f), Parent shall promptly deposit, with no withholding, additional shares of Parent Common Stock or, with respect to any dividends or other distributions under Section 2.2(f), funds with the Exchange Agent in an amount that is equal to the shortfall that is required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and any amounts payable in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The cash portion of the Exchange Fund (which shall only be in respect of dividends or other distributions under Section 2.2(f)), if any, shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated P-1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), and that no such investment or loss thereon shall affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article II. Any interest and other income resulting from such investments shall be paid to Parent, and Parent shall be treated as the owner of such interest and other income for all Tax purposes. It is clarified that any Merger Consideration deliverable to holders of 102 Shares shall be issued under the Company’s Equity Plans which shall be assumed by Parent at Closing and are qualified plans pursuant to Section 102 of the Ordinance and delivered to the 102 Trustee, all subject to and pursuant to the applicable provisions of Section 102 of the Ordinance and the 102 Tax Ruling, the 103K Tax Ruling or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable.
(b) Procedures for Surrender.
(i) Certificates. Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate and whose Company Ordinary Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify and (B) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) in exchange for payment of the Merger Consideration into which such Company Ordinary Shares have been converted pursuant to Section 2.1, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f). Upon surrender of a Certificate (or an affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) for cancellation to the Exchange Agent, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the applicable Merger Consideration pursuant to the provisions of this Article II, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), for each Company Ordinary Share formerly represented by such Certificate, and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof and, if required by Parent, an indemnity bond) upon compliance with such reasonable terms and conditions as shall be reflected in the exchange agreement to be agreed upon by Parent, the Company and the Exchange Agent prior to the Effective Time (with each acting reasonably). If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (x) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not required to be paid.
(ii) Book-Entry Shares. Any holder of any Book-Entry Shares and whose Company Ordinary Shares were converted pursuant to Section 2.1 into the right to receive the Merger Consideration shall not be required to deliver a Certificate (nor an affidavit of loss in lieu thereof nor an indemnity bond) or an executed letter of transmittal to the Exchange Agent to receive the Merger Consideration. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver immediately after the Effective Time the applicable Merger Consideration pursuant to the provisions of this Article II, and any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), for each Company Ordinary Share formerly represented by such Book-Entry Share, and the Book-Entry Share so exchanged shall be forthwith cancelled. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered.
(iii) No Interest. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or in respect of any Book-Entry Share.
(c) Transfer Books; No Further Ownership Rights in Company Ordinary Shares. At the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Ordinary Shares on the records of the Company. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by this Article II. If, after the Effective Time, Certificates or Book-Entry Shares are presented to Parent for any reason, they shall be cancelled and exchanged as provided in this Agreement.
(d) Termination of Exchange Fund; No Liability. At any time following the first (1st) anniversary of the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to Parent any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look only to Parent (subject to abandoned property, escheat or similar Laws) as general creditors thereof with respect to the applicable Merger Consideration and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f), payable upon due surrender of their Certificates (or affidavit of loss in lieu thereof in accordance with Section 2.2(e)) or Book-Entry Shares and compliance with the procedures in Section 2.2(b), without any interest thereon. Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Company or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.
(e) Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof and, if required by Parent, an indemnity bond, the applicable Merger Consideration payable in respect thereof pursuant to Section 2.1, and any dividends or other distributions on shares of Parent Common Stock in accordance with Section 2.2(f).
(f) Dividends or Distributions with Respect to Parent Common Stock. No dividends or other distributions with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Parent to the Exchange Agent and shall be included in the Exchange Fund, in each case, until the surrender of such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share in accordance with this Agreement. Subject to applicable Law, following surrender of any such Certificate (or affidavit of loss in lieu thereof and, if required by Parent, an indemnity bond) or Book-Entry Share, there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock to which such holder is entitled pursuant to this Agreement and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.
Section 2.3. Treatment of Company Equity Awards.
(a) Company Options.
(i) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time and held by any person who is a Service Provider immediately prior to the Effective Time and continues to be a Service Provider immediately following the Effective Time (each, a “Continuing Service Provider”), whether vested or unvested, including, for the avoidance of doubt, any Company Option with an exercise price per share equal to or greater than the Per Share Cash Equivalent Consideration, shall, without any action on the part of Parent, the Company or the holder thereof, cease to represent a right to acquire Company Ordinary Shares and shall be assumed by Parent and shall be converted into an option to purchase the number of shares of Parent Common Stock (each, a “Converted Parent Stock Option”) pursuant to this Section 2.3(a)(i). Each Converted Parent Stock Option shall be assumed based on the same tax route under which the assumed Company Option qualified (provided that with respect to 102 Options issued under Section 102, the 102 Tax Ruling has approved the tax free rollover and tax route continuity and in accordance with the provisions of such ruling), and shall continue to have, and shall be subject to, the same terms and conditions (including status of vesting and vesting schedule) as applied to the Company Option immediately prior to the Effective Time, except that each Converted Parent Stock Option shall (i) represent an option to acquire that number of whole shares of Parent Common Stock, rounded down to the nearest whole number of shares, equal to the product obtained by multiplying (x) the number of Company Ordinary Shares subject to such Company Option immediately prior to the Effective Time, by (y) the Exchange Ratio and (ii) have an exercise price per share of Parent Common Stock equal to the quotient obtained by dividing (i) the per share exercise price for the Company Ordinary Shares subject to the corresponding Company Option immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded up to the nearest whole cent; provided, that the exercise price and the number of shares of Parent Common Stock subject to such Converted Parent Stock Option shall be determined consistent with the requirements of Section 409A of the Code, and, in the case of Company Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code. The Converted Parent Stock Option, to the extent issued in exchange for Company Option that is 102 Options, shall be deposited with the 102 Trustee to be held and released in accordance with their terms, the applicable provisions of Section 102 of the Ordinance, the 102 Tax Ruling or the 103K Tax Ruling, or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable.
(ii) At the Effective Time, each Company Option that is outstanding, vested (taking into account any acceleration of vesting as a result of the consummation of the Merger) and unexercised immediately prior to the Effective Time and held by any individual who is not a Continuing Service Provider (each such individual, a “Non-Continuing Service Provider”) shall, in each case, without any action on the part of Parent, the Company or any other Person, be cancelled, with the holder of such Company Option becoming entitled to receive at the Effective Time, in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Net Share covered by such Company Option, subject to applicable withholding tax; provided that, for the avoidance of doubt, if the exercise price per share of any such Company Option is equal to or greater than the Per Share Cash Equivalent Consideration, such Company Option shall be cancelled without any payment being made in respect thereof. It is clarified that any Merger Consideration deliverable to holders of 102 Options and 102 Shares shall be issued under the Company Equity Plans which shall be assumed by Parent at Closing and are qualified plans pursuant to Section 102 of the Ordinance, and delivered to the 102 Trustee, all subject to and pursuant to the applicable provisions of Section 102 of the Ordinance and the 102 Tax Ruling, the 103K Tax Ruling or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable. The applicable taxes required to be withheld from such Merger Consideration shall be reduced by a number of shares of Parent Common Stock having a value equal to all applicable tax withholding obligations relating to such Merger Consideration, with the value of the Parent Common Stock for purposes of such deduction determined based on the Parent Trading Price.
(iii) Each Company Option that is outstanding and unvested (taking into account any acceleration of vesting as a result of the consummation of the Merger) immediately prior to the Effective Time and held by a Non-Continuing Service Provider shall be cancelled immediately prior to the Effective Time for no consideration.
(iv) Notwithstanding any other provision in this Agreement, Company Options described in Schedule 2.3(a)(iv) shall be treated as set forth in such Schedule.
(b) Company RSUs.
(i) At the Effective Time, each Company RSU that is outstanding and unvested immediately prior to the Effective Time and each Company RSU that is outstanding and vested immediately prior to the Effective Time (taking into account any acceleration of vesting as a result of the consummation of the Merger) but has not been settled prior to the Effective Time, and, in each case, held by any person who is a Continuing Service Provider shall, without any action on the part of Parent, the Company or the holder thereof, be assumed and converted automatically into a restricted stock unit with respect to a number of shares of Parent Common Stock (each, a “Converted Parent RSU”) pursuant to this Section 2.3(b)(i). Each Converted Parent RSU shall be assumed based on the same tax route under which the assumed Company RSU qualified (provided that with respect to 102 RSUs the 102 Tax Ruling has approved the tax free rollover and tax route continuity and in accordance with the provisions of such ruling) and continue to have, and shall be subject to, the same terms and conditions (including status of vesting and vesting schedule) as applied to the Company RSU immediately prior to the Effective Time, except that the number of shares of Parent Common Stock subject to each Converted Parent RSU shall be equal to the product obtained by multiplying (i) the total number of Company Ordinary Shares subject to the Company RSU immediately prior to the Effective Time by (ii) the Exchange Ratio, with any fractional shares rounded up to the nearest whole share. The Converted Parent RSU, to the extent issued in exchange for Company RSU that is 102 RSU, shall be deposited with the 102 Trustee to be held and released in accordance with their terms, the provisions of

Section 102 of the Ordinance, the 102 Tax Ruling, the 103K Tax Ruling, or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable.
(ii) At the Effective Time, each Company RSU that is outstanding and vested immediately prior to the Effective Time (taking into account any acceleration of vesting as a result of the consummation of the Merger) but has not been settled prior to the Effective Time and held by any person who is a Non-Continuing Service Provider, without any action on the part of Parent, the Company or the holder thereof, shall be cancelled, with the holder of such Company RSU becoming entitled to receive at the Effective Time (or such later date required by Section 409A of the Code), in full satisfaction of the rights of such holder with respect thereto, the Merger Consideration in respect of each Company Ordinary Share subject to such Company RSU immediately prior to the Effective Time, subject to applicable withholding tax. It is clarified that any Merger Consideration deliverable to holders of 102 RSUs shall be delivered to the 102 Trustee, all subject to and pursuant to the applicable provisions of Section 102 of the Ordinance and the 102 Tax Ruling, the 103K Tax Ruling or any other approval that may be issued by the ITA, provided such other approval was approved in writing by Parent or its advisors (not to be unreasonably withheld, conditioned or delayed) in advance, as applicable. The applicable taxes required to be withheld from such Merger Consideration, if any, shall be reduced by a number of shares of Parent Common Stock having a value equal to all applicable tax withholding obligations relating to such Merger Consideration, with the value of the Parent Common Stock for purposes of such deduction determined based on the Parent Trading Price.
(iii) Each Company RSU that is outstanding and unvested (taking into account any acceleration of vesting as a result of the consummation of the Merger) as of immediately prior to the Effective Time and held by a Non-Continuing Service Provider shall be cancelled immediately prior to the Effective Time for no consideration.
(c) Necessary Actions. Prior to the Effective Time, the Company shall pass resolutions as are necessary for the treatment of the Company Equity Awards as contemplated by this Section 2.3 and the termination of the Company ESPP. At or prior to the Effective Time, Parent shall take all reasonable actions required to be taken by Parent, including (i) the assumption of the Company Equity Plans and approval of issuance of the Merger Consideration deliverable to holders of 102 Shares, Converted Parent RSUs and Converted Parent Stock Options, (ii) filing any applicable notices with the ITA and depositing the Merger Consideration deliverable to holders of 102 Shares, the Converted Parent RSUs and Converted Parent Stock Options issued in exchange for 102 Shares, 102 Options and 102 RSUs with the 102 Trustee in accordance with the requirements and provisions of the 102 Tax Ruling or the 103K Tax Ruling, as applicable.
(d) Registration Statement. Substantially concurrently with the Closing, Parent shall prepare and file with the SEC a post-effective amendment to the Registration Statement or a new Form S-8 registering a number of shares of Parent Common Stock necessary to fulfill Parent’s obligations under this Section 2.3 (except for (i) Parent Common Stock issuable with respect to 102 Options or 102 RSUs or 102 Shares and (ii) Parent Common Stock issuable to Non-Continuing Service Providers, all of which will be covered by the Form S-4 Registration Statement). Parent will exercise reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as any Company Equity Award assumed by Parent in accordance with this Section 2.3 remains outstanding and will reserve a sufficient number of shares of Parent Common Stock for issuance upon exercise or settlement thereof.
Section 2.4. Withholding.
(a) Each of Parent, Merger Sub, the Company, the Surviving Company, and the Exchange Agent (or anyone on its behalf, including an Israeli sub-paying agent) (each a “Payor”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Ordinary Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Ordinance, the Code or any other applicable state, local or foreign Tax law. To the extent that amounts are so withheld by the applicable Payor, (i) such withheld amounts shall be timely remitted by the applicable Payor to the applicable Governmental Entity, (ii) the Payor shall provide to the payment recipient in respect of which such deduction and withholding was made satisfactory evidence regarding any such withholding, and (iii) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Ordinary Shares or Company Equity Awards in respect of which such deduction and withholding was made by such Payor.
(b) Notwithstanding Section 2.4(a), but subject to Section 2.4(f) below, with respect to Israeli Taxes, and in accordance with the undertaking of the Israeli sub-paying agent of the Exchange Agent, acting in coordination with the Exchange Agent, provided to Parent prior to the Closing Date pursuant to Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates) (the “Exchange Agent Undertaking”), the Merger Consideration payable or otherwise deliverable to any recipient hereunder (except for holders of Company Equity Awards and holders of 102 Shares) shall be transferred by the Exchange Agent to, and retained by, the Israeli sub-paying agent for the sole respective benefit of each such recipient, and held in trust by the Israeli sub-paying agent for each such recipient, for a period of 365 days from Closing (including with respect to any consideration deliverable to such recipient as a result of any adjustment pursuant to Section 2.1(b), from the date on which such consideration becomes deliverable to such recipient) or an earlier date required in writing by a recipient or the ITA (the “Withholding Drop Date”), during which time the Israeli sub-paying agent shall not withhold any Israeli Tax from such Merger Consideration except as provided below. Until no later than three (3) Business Days before the Withholding Drop Date, each recipient or the Company may obtain a certification or ruling or any other written instructions regarding Tax withholdings issued by the ITA, in form and substance reasonably acceptable to the Israeli sub-paying agent, that is applicable to the payments or other consideration to be made to any Person pursuant to this Agreement stating that no withholding, or reduced withholding, of any Israeli Tax is required with respect to such payment or other consideration or providing any other instructions regarding Tax withholding (a “Valid Tax Certificate”). For the avoidance of any doubt, each of the 103K Tax Ruling, 104H Tax Ruling and Withholding Tax Ruling, if obtained, is a Valid Tax Certificate.
(c) Notwithstanding anything to the contrary in this Agreement (but subject to clause (b) above), with respect to any recipient of shares of Parent Common Stock pursuant to this Agreement, (i) the shares of Parent Common Stock shall be issued in the name of the Israeli sub-paying agent to be held in trust for the relevant recipient and delivered to such recipient in compliance with the withholding requirements under this Section 2.4, and (ii) to the extent that the Israeli sub-paying agent is obliged to withhold Israeli Taxes, such recipient shall provide the Israeli sub-paying agent with cash in the amount due with regards to such Israeli Taxes, within five Business Days from receipt of a request from the Israeli sub-paying agent to make such payment, and in any event prior to the release of the Merger Consideration deliverable to such recipient, or alternatively, shall present to the Israeli sub-paying agent a Valid Tax Certificate, or evidence satisfactory to the Israeli sub-paying agent that the full applicable Tax amount with respect to such recipient, as reasonably determined by the Israeli sub-paying agent, has been withheld. In the event that such recipient fails to provide the Israeli sub-paying agent with the full amount in cash necessary to satisfy such Israeli Taxes or such Valid Tax Certificate evidencing payment of the applicable Tax amount required to be deducted with respect to such recipient within such timeframe, the Israeli sub-paying agent shall be entitled to sell recipient’s shares of Parent Common Stock on the open market to a person other than Parent or any Affiliate of Parent and with reasonable commercial terms to the extent necessary to satisfy the amount due with regards to such Israeli Taxes. Any cash proceeds from any such sale in excess of the amount of Israeli Taxes due with respect to a recipient, net of any expenses, shall be delivered to the applicable recipient and the Israeli Taxes shall be remitted to the ITA. Any costs or expenses incurred by the Israeli sub-paying agent in connection with such sale shall be borne by such recipient of shares of Parent Common Stock. Any such recipient of Parent Common Stock hereby waives, releases and absolutely and forever discharges Parent, the Israeli sub-paying agent, the Exchange Agent or anyone acting on their behalf from and against any and all claims for any losses in connection with the sale of any portion of the shares of Parent Common Stock otherwise deliverable to such recipient in compliance with the withholding requirements under this Section 2.4.
(d) For the avoidance of doubt, but subject to Section 2.4(e) below, each recipient of Parent Common Stock shall be treated as the beneficial owner of such Parent Common Stock for all tax purposes as of the Effective Time, including with respect to all voting and dividend rights applicable to the Parent Common Stock. To the extent the Israeli sub-paying agent sells any of a recipient’s Parent Common Stock as set forth in Section 2.4(c), (i) the Israeli sub-paying agent shall be acting on behalf of the recipient, solely as an agent of the recipient, for administrative convenience, (ii) the recipient shall be treated as the seller of such Parent Common Stock for all Tax purposes, including Tax reporting, and (iii) the recipient shall be responsible for, and hold the Israeli sub-paying agent, the Exchange Agent, Parent and the Company, and each of their respective representatives and Affiliates, harmless from, any Taxes arising as a result of the sale of Parent Common Stock.
(e) Notwithstanding anything to the contrary in this Agreement, if any of the Withholding Tax Ruling, the 103K Tax Ruling or the 104H Tax Ruling shall be obtained and delivered to Parent, the Exchange Agent, the Israeli sub-paying agent and the trustee appointed under the 103K Tax Ruling or the 104H Tax Ruling, if any and as applicable, prior to the applicable withholding date, then the provisions of the Withholding Tax Ruling, the 103K Tax Ruling or the 104H Tax Ruling, as the case may be, shall apply and all applicable withholding procedures with respect to any recipients shall be made in accordance with the provisions of such rulings, as the case may be.
(f) Notwithstanding the above, any consideration paid or issued to a holder of Company Equity Awards or 102 Shares (including the issuance of Converted Parent RSUs and Converted Parent Stock Options) pursuant to this Agreement, will be subject to deduction or withholding of Israeli Tax under the Israeli Tax Ordinance on the 16th day of the calendar month following the month during which the Closing occurs, unless prior to the 16th day of the calendar month following the month during which the Closing occurs, (i) with respect to 102 Shares, 102 RSUs and 102 Options - the 102 Tax Ruling (or the 103K Tax Ruling, as applicable) shall have been obtained providing for no withholding or determining the withholding procedure, and (ii) with respect to holders of Company Equity Awards who are not Israeli residents - the Withholding Tax Ruling or the 103K Tax Ruling provides for no withholding of Israeli Tax (and if such determination is subject to fulfillment of certain requirements, such requirements shall have been fulfilled). For the purpose of funding any withholding Tax, if any, the Exchange Agent, the Parent, the Company or 102 Trustee shall be entitled to sell recipient’s shares of Parent Common Stock on reasonable commercial terms to the extent necessary to satisfy the full amount due with regards to such Israeli Taxes.
(g) Any withholding made in NIS with respect to payments made hereunder in dollars will be calculated based on a conversion rate on the payment date and in such manner as the Exchange Agent (or the Israeli sub-paying agent) reasonably determines to be in compliance with applicable Tax law and any Tax ruling issued by the ITA. Any currency conversion commissions will be borne by the applicable consideration recipient and deducted from any consideration to be delivered to such payment recipient.
Section 2.5. Fractional Shares. No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares. Any fractional share of Parent Common Stock that otherwise would be issuable pursuant to the Merger shall be treated as provided in the last sentence of Section 2.1(a)(i).
Section 2.6. U.S. Tax Treatment. For U.S. federal income tax purposes, the Parties hereto intend the Merger to qualify for the Intended U.S. Tax Treatment, and this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” within the meaning of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3.
ARTICLE III

REPRESENTATIONS AND
WARRANTIES OF THE COMPANY
Except as disclosed in (x) any Company SEC Documents filed or furnished by the Company with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article III for which it is reasonably apparent on its face that such information is relevant to such other section), the Company represents and warrants to Parent and Merger Sub as set forth below.
Section 3.1. Qualification, Organization, etc.
(a) The Company is a corporation duly organized and validly existing under the Laws of the State of Israel, it is not a “defaulting company” as such term is defined in the ICL, and it has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not be material to the Company and the Company Subsidiaries, taken as a whole, each Company Subsidiary is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Company and the Company Subsidiaries is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or to be in good standing, except where the failure to be so qualified or, where relevant, in good standing, (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to consummate the Transactions, including the Merger, prior to the Outside Date. The Company has filed with the SEC, prior to the date hereof, a complete and accurate copy of the Articles of Association as amended to the date hereof. The Articles of Association are in full force and effect and the Company is not in violation of the Articles of Association. The Company has made available to Parent prior to the date hereof complete and accurate copies of the articles of association, certificates of incorporation, bylaws, or equivalent organizational or governing documents, of each of the Company’s “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC, each as currently in effect.
(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Company free and clear of all Liens, other than Company Permitted Liens. Section 3.1(b)(1) of the Company Disclosure Letter sets forth an accurate and complete list of each Company Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Company Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by the Company in each Company Subsidiary and (iii) the names and type of and percentage interests held by any Person other than the Company or a Company Subsidiary in each Company Subsidiary. Section 3.1(b)(2) of the Company Disclosure Letter sets forth an accurate and complete list of each Person (other than a Company Subsidiary) in which the Company or any Company Subsidiary owns an equity interest, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Person, and (ii) the type and percentage of interests held, directly or indirectly, by the Company or Company Subsidiary in such Person.
Section 3.2. Capitalization.
(a) The authorized share capital of the Company consists of 10,000,000,000 Company Class A Shares and 1,500,000,000 Company Class B Shares. As of July 10, 2022 (the “Company Capitalization Date”), (i) (A) 679,642,718 Company Class A Shares were issued and outstanding, (B) 343,363,643 Company Class B Shares were issued and outstanding, (C) no Company Class A Shares nor any Company Class B Shares were held in the Company’s treasury, (D) 6,745,955 Company Class A Shares and no Company Class B Shares were held by the Company Subsidiaries, (E) Company Options covering 53,308,450 Company Class A Shares and 48,642,180 Company Class B Shares were outstanding, with a weighted average exercise price per share of $1.83, and (F) Company RSUs covering 33,080,097 Company Class A Shares and 22,837 Company Class B Shares were outstanding; (ii) 175,061,446 Company Class A Shares and 89,834,856 Company Class B Shares were reserved for issuance pursuant to the Company Equity Plans; (iii) 24,740,547 Company Class A Shares were reserved for issuance pursuant to the Company ESPP. All the outstanding Company Ordinary Shares are, and all Company Ordinary Shares reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. The Company has sufficient authorized and unissued Company Class A Shares to effect the conversion of all outstanding Company Class B Shares into Company Class A Shares.
(b) Prior to the date hereof, the Company delivered to Parent a true and complete list, as of the Company Capitalization Date (as supplemented by the information set forth in Section 3.2(b) of the Company Disclosure Letter), of (i) each Company Equity Award, (ii) the name of the Company Equity Award holder, (iii) the number of Company Class A Shares and the number of Company Class B Shares underlying each Company Equity Award, as applicable, (iv) the date on which the Company Equity Award was granted, (v) the Company Equity Plan under which the Company Equity Award was granted, (vi) the vesting schedule with respect to the Company Equity Award, including any right of acceleration of such vesting schedule, (vii) the exercise price of each Company Equity Award, if applicable, (viii) the expiration date of each Company Equity Award, if applicable, (ix) whether such Company Equity Award constitutes an “incentive stock option” within the meaning of Section 422 of the Code, if applicable and (x) whether each such Company Equity Award is a 3(i) Option or 102 Option or 102 RSU and, for 102 Options and 102 RSUs, the date of deposit with the 102 Trustee. Accurate and complete copies of the standard grant agreement evidencing the Company Equity Awards have been made available to Parent. All Company Equity Awards have been granted in compliance with applicable Law and the terms of the Company Equity Plan. No Company Option or other stock right of the Company (as defined in U.S. Treasury Regulation 1.409A-1(l)) granted to any Person who is subject to taxation under the Code (A) has an exercise price less than the fair market value of the underlying equity as of the date such option or right was granted (as determined in accordance with Section 409A of the Code), (B) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option or rights or (C) has been made with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A of the Code).
(c) Except as set forth in Section 3.2(a) and Section 3.2(b), and other than the Company Ordinary Shares that have become outstanding after the Company Capitalization Date that were reserved for issuance as set forth in Section 3.2(a)(ii) and issued in accordance with the terms of the applicable Company Equity Plan and Company Equity Award, and other than as set forth in Section 3.2(c) of the Company Disclosure Letter, in each case as of the date hereof: (i) the Company does not have any shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Company or any Company Subsidiary is a party or is otherwise bound obligating the Company or any Company Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of or other equity interests of the Company or any Company Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary (that is not wholly owned) or any other Person. There are no outstanding obligations of the Company or any Company Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) other than the Company Shareholders Agreement, requiring the registration for sale of (including under any subscription agreements entered into by the Company or any Company Subsidiaries) or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of or other equity interests of the Company or any Company Subsidiary.
(d) Neither the Company nor any Company Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the Company Shareholders on any matter.

(e) Except as set forth in Section 3.2(e) of the Company Disclosure Letter, there are no shareholder agreements, voting trusts, registration rights agreements, subscription agreements or other similar agreements, commitments or understandings to which the Company or any Company Subsidiary is a party with respect to the shares of or other equity interests of the Company, other than the Company Shareholders Agreement.
Section 3.3. Corporate Authority.
(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Company Shareholder Approval, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement, the performance of the Company’s obligations under this Agreement, and the consummation of the Transactions have been duly and validly authorized by the Company Board of Directors and no other corporate proceedings (pursuant to the ICL, the Articles of Association or otherwise) on the part of the Company are necessary to authorize the performance of the Company’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except for the receipt of the Company Shareholder Approval and for the filing and recordation of appropriate merger documents as required by the ICL (including, the Merger Proposal).
(b) The affirmative votes of (x) the holders of a majority of the outstanding voting power of the Company (with all classes of Company Ordinary Shares voting together as a single class), (y) the holders of a majority of the outstanding Company Class A Shares and (z) the holders of a majority of the outstanding Company Class B Shares, in each case with respect to clauses (x), (y) and (z), represented at a general meeting and/or class of shareholders in person or by proxy and voting thereon, provided, that as related to subsections (x), (y) and (z), either (A) such majority includes also a majority of the voting power of the holders who do not have a “personal interest” in such approval and participated in the respective vote, or (B) the shares voted by shareholders who have no “personal interest” in such approval who vote against the transaction represented no more than 2% of the outstanding voting power of the applicable group of shares set forth in subsections (x), (y) and (z) (collectively, the “Company Shareholder Approval”), are the only votes of the holders of any class or series of the Company’s share capital necessary to approve this Agreement, the Merger and the consummation of the Transactions.
(c) On or prior to the date hereof, the Company Board of Directors at a meeting duly called and held in compliance with the requirements of ICL and the Articles of Association, unanimously adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving the Merger, this Agreement, the Parent Stockholder Voting Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make the Company Board Recommendation. None of the foregoing actions by the Company Board of Directors has been rescinded or modified in any way.
(d) This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, examinership, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (collectively, the “Enforceability Limitations”).
Section 3.4. Governmental Consents; No Violation.
(a) Other than in connection with or in compliance with (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Joint Proxy Statement and the Registration Statement with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement and the mailing of the Joint Proxy Statement, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Regulatory Laws set forth on Section 3.4(a) of the Company Disclosure Letter, (vii) the application for and receipt of the ISA No-Action Letter or receiving the Dual Listing Permit (or, if applicable, the Alternative ISA Approvals), and (viii) any applicable requirements of the NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Company of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (1) a Company Material Adverse Effect or (2) a material adverse effect on the ability of the Company to consummate the Transactions, including the Merger, prior to the Outside Date.
(b) The execution and delivery by the Company of this Agreement do not, and, subject to the receipt of the Company Shareholder Approval and except as described in Section 3.4(b) of the Company Disclosure Letter, the consummation of the Transactions and performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or result in a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under, any Material Contract or Company Permit, or result in the creation of any Lien upon any of the properties, rights or assets of the Company or any Company Subsidiary, other than Company Permitted Liens, (ii) conflict with or result in any violation of any provision of the Articles of Association or the organizational or governing documents of any Company Subsidiary or (iii) conflict with or violate any Laws applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Company Material Adverse Effect or (2) a material adverse effect on the ability of the Company to consummate the Transactions, including the Merger, prior to the Outside Date.
Section 3.5. SEC Reports and Financial Statements.
(a) Since June 28, 2021, the Company has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Company SEC Documents”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Company SEC Documents complied in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Company SEC Documents contained (or, with respect to the Company SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to the Company SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Since June 28, 2021, neither the Company nor any Company Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Company’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein). No Company Subsidiary is required to file any forms, reports or other documents with the SEC.
(b) The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with United States Generally Accepted Accounting Principles (“GAAP”) applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).
(c) The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Company’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(d) Neither the Company nor any Company Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Company or any Company Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or any Company SEC Documents.
(e) As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.
Section 3.6. Internal Controls and Procedures.
(a) Except as set forth in Section 3.6 of the Company Disclosure Letter, the Company has established and maintains, and at all times since June 28, 2021 the Company has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and which includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company that could have a material effect on the financial statements.
(b) The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.
(c) Since June 28, 2021, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board of Directors (the material circumstances of which (if any) have been made available to Parent) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a role in the preparation of financial statements or the internal accounting controls, and (iii) any claim or allegation regarding any of the foregoing. Since June 28, 2021, neither the Company nor any Company Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary or their respective internal accounting controls.
Section 3.7. No Undisclosed Liabilities. Neither the Company nor any Company Subsidiary has any liabilities of any nature that would be required by GAAP to be reflected upon or reserved against in a consolidated balance sheet of the Company and the Company Subsidiaries (or disclosed in the notes to such balance sheet), whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Company’s consolidated balance sheet (or the notes thereto) as of March 31, 2022 included in the Company SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2022 (other than any liability for any material breaches of Contracts), (c) as expressly required by this Agreement, (d) as set forth in Section 3.7 of the Company Disclosure Letter, and (e) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.8. Absence of Certain Changes or Events.
(a) From December 31, 2021 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) From December 31, 2021 through the date hereof, (i) except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the Transactions, the businesses of the Company and the Company Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Company nor any Company Subsidiary has taken any action, except as set forth in Section 3.8(b) of the Company Disclosure Letter, that, if taken after the date hereof, would constitute a breach of, or require the consent of Parent under, Section 5.1(i), (ii), (iii), (vii), (xv), (xvi), (xvii), (xix), (xxiii) or (xxvii) (to the extent clause (xxvii) relates to the foregoing clauses).
Section 3.9. Compliance with Law; Permits.
(a) Except as set forth in Section 3.9 of the Company Disclose Letter, the Company and each Company Subsidiary is and has been since January 1, 2019 in compliance with, and not in default under or in violation of, any Laws (including COVID-19 Measures, Environmental Laws and employee benefits and labor Laws) applicable to the Company or such Company Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Other than as may be triggered by this Agreement and the consummation of the Transactions, the Spin-Off Tax Ruling has been complied with since its issuance and has not otherwise been breached.
(b) The Company and the Company Subsidiaries are and have been since January 1, 2019 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Company Permit and none of the Company or any Company Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Company Permit.
(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, none of the Company or any Company Subsidiary, or, to the Company’s Knowledge, any of the Company’s or the Company Subsidiaries’

respective Representatives acting on behalf of the Company or any Company Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, or (ii) offered, authorized, provided or given any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.
(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2019, none of the Company or any Company Subsidiary has been subject to any actual, pending, or, to the Company’s Knowledge, threatened civil, criminal, or administrative Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Anti-Corruption Laws. The Company and each Company Subsidiary has established and maintains a compliance program and reasonable internal controls and procedures to promote compliance with the requirements of applicable Anti-Corruption Laws.
(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, each of the Company and the Company Subsidiaries are in compliance with, and at all times in the past three (3) years have complied with, Export Control Laws.
(f) Without limiting the foregoing, in the past three (3) years: (i) each of the Company and the Company Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals (clauses (A) and (B), collectively, “Export Approvals”), in all cases, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) each of the Company and the Company Subsidiaries is in compliance in all material respects with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Company, threatened Proceedings against the Company or any of the Company Subsidiaries with respect to such Export Approvals, and (iv) no Export Approvals for the transfer of export licenses to Parent, any of its affiliates or the Company are required. None of the Company or the Company Subsidiaries use, develop, or engage in defense articles or defense services controlled by the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130) or the Defense Export Control Law-2007.
(g) Neither the Company, the Company Subsidiaries, nor, to the Company’s Knowledge, any of the Company’s or the Company Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Company Subsidiary, respectively, is a Person with whom dealings are prohibited or restricted under any applicable Sanctions, including as a result of being: (i) located, organized, or resident in a country or territory that is the target of a comprehensive trade embargo by the United States government or the Israeli government, including, without limitations, Iran, Cuba, North Korea, Syria, the Crimea, region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic (collectively, “Sanctioned Countries”); (ii) identified on any list of Sanctions maintained by the United States, Israel, the United Kingdom, United Nation Security Council or the European Union, or (iii) owned fifty percent or more in the aggregate, or otherwise directly or indirectly controlled (where relevant under applicable Sanctions), by one or more such Persons set out in clauses (i) or (ii) of this Section 3.9(g) (collectively, “Sanctioned Persons”). Neither the Company, the Company Subsidiaries, nor, to the Company’s Knowledge, any of the Company’s or the Company Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Company Subsidiary, respectively, is engaged in dealings or transactions in or with Sanctioned Countries or Sanctioned Persons in any way that represents a material violation of applicable Sanctions or Export Control Laws.
(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, in the past three (3) years, none of the Company or the Company Subsidiaries has been, to the Knowledge of the Company, the subject of any investigation, inquiry, or Proceeding, or received any written communication from a Governmental Entity, in each case regarding non-compliance with Sanctions and Export Control Laws, and none of the Company or the Company Subsidiaries has conducted or initiated any internal investigations or filed any voluntary disclosures regarding possible violations of Sanctions and Export Control Laws.
Section 3.10. Employee Benefit Plans.
(a) Section 3.10(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, provident funds (including pension funds, managers’ insurance policies, further education funds or other similar funds), vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former Service Providers (or any dependent or beneficiary thereof) of the Company or any Company Subsidiary or any of their ERISA Affiliates and with respect to which the Company or any Company Subsidiary has or may have any obligation or liability (whether actual or contingent), but excluding any plan, program, agreement, contract, policy or arrangement mandated by applicable Law. With respect to each material Company Benefit Plan, the Company has made available to Parent correct and complete copies of, in each case, to the extent applicable, (i) all plan documents (or, in the case of any unwritten Company Benefit Plans, written description of the material terms thereof), summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence in the past three (3) years with any Governmental Entity, (v) all material related agreements, insurance contracts and other agreements which implement each such Company Benefit Plan and (vi) all material records, notices and filings concerning Internal Revenue Service or U.S. Department of Labor audits or investigations.
(b) Except as has not had and does not constitute a Company Material Adverse Effect, each of the Company Benefit Plans has been operated, administered and funded in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by the Company, the Company Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Company’s Knowledge no condition exists that is likely to cause the Company, the Company Subsidiaries or any of their ERISA Affiliates to incur any such liability. Except as has not had and does not constitute a Company Material Adverse Effect, all contributions or other amounts payable by the Company or the Company Subsidiaries pursuant to each Company Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Company’s Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that would result in a Company Material Adverse Effect.
(c) No Company Benefit Plan is, and neither the Company nor any ERISA Affiliate thereof contributes to, has at any time contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, or (iii) voluntary employee benefit association under Section 501(a)(9) of the Code. Except as has not had and does not constitute a Company Material Adverse Effect, the Company and each of its ERISA Affiliates are in compliance with (x) the applicable requirements of Section 4980B of the Code and any similar state law, and (y) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.
(d) No Company Benefit Plan provides health or welfare benefits coverage, including life insurance or medical benefits (whether or not insured), with respect to current or former Service Providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other Law.

(e) (i) Each of the Company Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or may rely on a prototype opinion letter as to its qualification and (ii) to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Parent.
(f) Except as set forth in Section 3.10(f) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any material payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current Service Provider under any Company Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Company Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, (iv) result in any breach or violation of, or default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or (v) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code.
(g) Except as does not constitute a Company Material Adverse Effect, each Company Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Company Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.
(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code and applicable guidance thereunder or an available exemption therefrom.
(i) The Company is not a party to nor does it have any material obligation under any Company Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.
Section 3.11. Labor Matters.
(a) Neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement, union memoranda of understanding, or other Contract with a labor or trade union, works council, labor organization or similar body involving any of its employees or employee representatives (a “Collective Bargaining Agreement”). Except for extension orders, which generally apply to all employees in Israel, no extension orders apply to the Company nor to any Israeli Company Subsidiary and no employee of the Company or of any Israeli Company Subsidiary benefits from any such extension orders. Neither the Company nor any Company Subsidiary is, nor has it in the past three (3) years been, subject to a strike or work stoppage and to the Company’s Knowledge there is no pending strike or work stoppage involving the Company or any Company Subsidiary. There are no labor organizations representing, and to the Company’s Knowledge there are no labor organizations purporting to represent or seeking to represent, any of the Company’s or any Company Subsidiary’s employees. There have been no organizational campaigns, petitions, or other unionization activities with respect to the formation of a collective bargaining unit made or, to the Company’s Knowledge, threatened involving employees of the Company or any Company Subsidiary.
(b) The Company and each Company Subsidiary is, and during the last five (5) years has been, in compliance with all applicable Laws relating to employment, including labor, employment, termination of employment, privacy issues, fringe benefits, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, harassment, discrimination, retaliation, payment of social security, exempt and non-exempt status, remote work, restrictive covenants, compensation and benefits, wages and hours of work, overtime, working during rest days, notices to employees, COVID-19 Measures, engagement of Service Providers, enforcement of labor laws, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, in each case except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c) No current or former employee, consultant, or independent contractor of the Company or any Company Subsidiary has violated any confidentiality or proprietary information agreement or any restrictive covenant agreements, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no Proceedings pending, and as of the date of this Agreement neither the Company nor any Company Subsidiary intends to bring any Proceedings, against any current or former employee, consultant, or independent contractor of the Company or any Company Subsidiary for alleged violations of any confidentiality or proprietary information agreement or any restrictive covenant agreements.
(d) In the last three (3) years, to the Company’s Knowledge, no material allegations of harassment, discrimination, sexual assault or sexual misconduct have been made involving any current or former employee at the level of Vice President or above. In the last three (3) years, neither the Company nor any of the Company Subsidiaries have entered into any settlement agreements or conducted any investigations related to allegations of harassment, discrimination, sexual assault or sexual misconduct by any current or former employee at the level of Vice President or above.
(e) Except as set forth in Section 3.11(e) of the Company Disclosure Letter, the Section 14 arrangement under the Israeli Severance Pay Law (5273-1963) was applied to all former and current Israeli employees of the Company of the Company Subsidiaries in accordance in all material respects with the terms of the general permit issued by the Israeli Labor Minister based on such employees full salaries and from their commencement date of employment.
Section 3.12. Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(a) Except as set forth in Section 3.12(a) of the Company Disclosure Letter, the Company and the Company Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete;
(b) The Company and the Company Subsidiaries have timely paid to the appropriate Governmental Entity all Taxes due and owing by any of them, other than Taxes contested in good faith or for which adequate reserves, in accordance with GAAP, have been established;
(c) The Company and the Company Subsidiaries have complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes;
(d) Except as set forth in Section 3.12(d) of the Company Disclosure Letter, there is no (i) claim, litigation, proceeding, or to the Knowledge of the Company, any audit, examination or investigation pending or threatened in writing with respect to any Taxes of the Company or any Company Subsidiary, or (ii) deficiency of an amount of Taxes that has been assessed by any Governmental Entity against the Company or any Company Subsidiary and that has not been fully satisfied by payment or is being contested in good faith by appropriate proceedings;
(e) Within the last two (2) years, neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code;
(f) None of the Company or any Company Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement (other than (1) any customary provisions in ordinary course commercial agreements not primarily related to Taxes, and (2) any agreement or arrangement solely among the Company and the Company Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, by contract or otherwise;
(g) Neither the Company nor any Company Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;
(h) There are no Liens for Taxes upon any property or assets of the Company or any Company Subsidiary, other than Company Permitted Liens;
(i) No claim has been made in writing by any Tax authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns of a particular type that the Company or any Company Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to such Taxes in, such jurisdiction;
(j) Neither the Company nor any Company Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes;
(k) Neither the Company nor any Company Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);
(l) Each Company Equity Plan is intended to qualify as a capital gains route plan under Section 102(b)(2) and 102(b)(3) of the Ordinance (each, a “Section 102 Plan”) and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All 102 Shares, 102 RSUs and 102 Options which were issued under any Section 102 Plan were and are currently in compliance in all respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to qualify as a Section 102 Plan, the grant of 102 Options or 102 RSUs only following the lapse of the required 30-day period from the filing of the Section 102 Plan with the ITA, receipt of all required tax rulings, the receipt of the required written consents from the holders (including the execution by each holder of 102 RSUs, 102 Options and 102 Shares of an undertaking to comply with the provisions of Section 102 of the Ordinance), the appointment of an authorized trustee to hold the Company Equity Awards and Company Ordinary Shares, and the due deposit of such 102 Options, 102 RSUs and 102 Shares with such trustee pursuant to the terms of Section 102, and applicable regulations and rules and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012;
(m) Except as set forth in Section 3.12(m) of the Company Disclosure Letter, the Company and the Company Subsidiaries comply with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder;
(n) Except as set forth in Section 3.12(n) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is subject to restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance;
(o) Except as set forth in Section 3.12(o) of the Company Disclosure Letter, neither the Company nor any of Company Subsidiary has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006. Neither the Company nor any nor any of Company Subsidiary is subject to any reporting obligations under Sections 131D and 131E of the Ordinance or any similar provision under any other local or foreign Tax law, and including with respect to VAT;

(p) The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;
(q) The Company is duly registered for the purposes of Israeli value added tax (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and, to the Company’s Knowledge, there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;
(r) Section 3.12(r) of the Company Disclosure Letter sets forth a complete and accurate list as of the date hereof of all elections to be treated or benefits claimed by the Company or any Company Subsidiary as a “Benefited Enterprise” (Mifaal Mutav), a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) or any other elections or benefits under the Law for Encouragement of Capital Investments, of 1959;
(s) Immediately following the Effective Time, Parent will directly own 100 percent of the issued and outstanding shares of the Company.
Section 3.13. Litigation; Orders. Except as set forth in Section 3.13 of the Company Disclosure Letter, there are no Proceedings pending or, to the Company’s Knowledge, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.
Section 3.14. Intellectual Property.
(a) Section 3.14(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all (i) Patents, registered Marks and other material Registered Company Intellectual Property Rights and (ii) material unregistered Marks included in the Owned Company IP. For each item of Registered Company Intellectual Property Rights, Section 3.14(a) of the Company Disclosure Letter lists (A) the record owner of such item (B) the jurisdiction in which such item is filed, registered, pending or issued, (C) the issuance, registration or application date and number of such item, and (D) for each material Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.
(b) Each material item of Registered Company Intellectual Property Rights is subsisting and to the Company’s Knowledge, each material item of Company Intellectual Property (other than applications for registrations) is valid and enforceable. No Proceeding (other than office actions in connection with the prosecution of applications) is pending or, to the Company’s Knowledge, threatened by or before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any Patents, registered Marks and other material Owned Company IP.
(c) Except as set forth in Section 3.14(c) of the Company Disclosure Letter, and except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, (i) the Company, or the applicable Company Subsidiary, is the sole and exclusive owner of all right, title and interest in and to the Owned Company IP, free and clear of all Liens (other than Company Permitted Liens), (ii) the Owned Company IP is freely transferable and assignable without restriction and without payment of any kind to any third Person and (iii) material Licensed IP is validly licensed to the Company or the applicable Company Subsidiary. As of the Closing, the Company or the applicable Company Subsidiary will own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property necessary and sufficient to conduct the Company’s business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.
(d) Except as set forth in Section 3.14(d) of the Company Disclosure Letter, no Proceedings are pending or, to the Company’s Knowledge, are threatened against the Company or any Company Subsidiary, (i) alleging that the Company or any Company Subsidiary is infringing, misappropriating, diluting, using or disclosing without authorization or otherwise violating the Intellectual Property of any Person, (ii) inviting the Company or any Company Subsidiary to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Company Offering or the conduct of the Company’s business, or (iii) challenging the legality, ownership, use, registration, validity or enforceability of any Company Intellectual Property Rights or Company Intellectual Property.
(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, neither the conduct of the Company’s business, nor any Company Offering (including the use, practice, offering, licensing, provision, sale, distribution or other exploitation of any Company Offering), (i) has been in the last three (3) years or is currently infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any Intellectual Property Rights of any third Person, (ii) has been in the last three (3) years or is currently contributing to or inducing any infringement, misappropriation or other violation of any Intellectual Property Rights of any third Person, or (iii) has in the last three (3) years constituted or currently constitutes unfair competition or trade practices under the Laws of any relevant jurisdiction.
(f) Except as set forth in Section 3.14(f) of the Company Disclosure Letter, in the last three (3) years, neither the Company nor any Company Subsidiary has instituted or threatened in writing to institute any Proceeding against any Person alleging any infringement, misappropriation, misuse, dilution, unauthorized use or disclosure or other violation of any material Company Intellectual Property Rights, Company Intellectual Property, or Company Offering. To the Company’s Knowledge, no Person is infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any material Company Intellectual Property Rights, Company Intellectual Property or Company Offering.
(g) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and each Company Subsidiary has taken commercially reasonable actions to maintain and protect all material Proprietary Information held by the Company or the applicable Company Subsidiary, and all such Proprietary Information has been maintained in confidence in accordance with procedures that are customarily used in the industry to protect Proprietary Information of like importance. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the Company’s Knowledge, in the last five (5) years, there has been no unauthorized disclosure of Company Intellectual Property, or unauthorized disclosure by the Company or any Company Subsidiary of any third party Intellectual Property.
(h) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company or the applicable Company Subsidiary has obtained, either by operation of Law or by valid assignment or transfer, exclusive ownership of all Intellectual Property or Intellectual Property Rights authored, invented, created or developed by all current or former employees or Contractors of the Company or any Company Subsidiary for the Company or such Company Subsidiary during the term of such employee’s employment or such Contractor’s engagement. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, to the Company’s Knowledge, the Company and each Company Subsidiary does not owe any compensation to any current or former employee or Contractor in connection with any Owned Company IP. All such Persons who are employed or engaged by the Company or any Israeli Company Subsidiary and who are or were involved in, or contributed to, the creation or development of any Owned Company IP have executed irrevocable waivers with respect to the right to receive compensation in connection with “service inventions” under Section 134 of the Israeli Patents Law 1967, except where the failure to do so has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. The Company and the Company Subsidiaries have, and enforce, a policy requiring each employee and Contractor who has access to Proprietary Information to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

(i) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no government funding or governmental grants from any Governmental Entity were used in the development of any Owned Company IP.
(j) Except as set forth in Section 3.14(j)(i) of the Company Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no current or former employee or Contractor who is or was involved in, or contributed to, the creation or development of any Owned Company IP, was an employee or faculty member of, or otherwise performed services for, any institution, university, college, other academic or educational institution or research center (public or private) (collectively, “Academic Institutions”), during a period of time while such employee or Contractor was performing services for Company or any Company Subsidiary. Except as set forth in Section 3.14(j)(ii) of the Company Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no former or current employee or Contractor who is or was involved in, or contributed to, the creation or development of any Owned Company IP, was employed by or has performed services for, or was subject to any regulations, guidelines and/or directive of, the Israel Defense Forces, the Israel Ministry of Defense, the Israel Prime Minister office or any other Government Entity during a period of time during which such employee or Contractor was also involved in, or contributing to, the creation or development of any Owned Company IP, or during the twelve-month period immediately prior to his or her employment or engagement with the Company or any Company Subsidiary, other than reserves duty. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, no Academic Institution, or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has provided or provides facilities, personnel or funding for the creation or development of any Owned Company IP or Company Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has claimed any right or interest in, any Owned Company IP or Company Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity owns, purports to own, has any other rights in or to, or has any option to obtain any rights in or to, any Owned Company IP or Company Offering.
(k) None of the material Source Code for any Company Software has been deposited with, licensed or provided to any Person other than employees and Contractors of the Company or any Company Subsidiary who have entered into written confidentiality Contracts with respect to such Source Code. The Company is not required to deposit, disclose or license to any Person, and has not entered into any escrow arrangements with respect to, any material Source Code for any Company Software, and to the Knowledge of the Company, no event has occurred, and no circumstance or condition exist, that (with or without notice or lapse of time) will result or could reasonably result in the disclosure or delivery to any Person of any such Source Code.
(l) No material Company Software is or has become subject to any Open Source Software license and no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any material Company Software or in any Company Offering, in each case, in a manner that would require any material Company Software or Company Offering to be licensed, distributed, or otherwise made available (a) in a form other than binary or object code (e.g., in Source Code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification of such material Company Software or Company Offering; (c) without a license fee or (d) in a form that requires or purports to require the Company to grant any Intellectual Property License with respect to Patents. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the Company and the Company Subsidiaries are and have been in compliance with the terms and conditions of each Open Source Software license to which they are subject.
(m) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, none of the Company Software and Company Offerings: (i) constitutes or contains any Contaminants, or (ii) contains defects, vulnerabilities, bugs or errors that affects the use, functionality, security or performance of such Company

Software, Company Offering or any product or system containing or used in conjunction with such Company Software or Company Offering. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, there are no warranty, indemnification requests or other claims asserted against the Company (or any Company Subsidiary) related to any Company Software or Company Offering that are unresolved.
(n) The Company and the Company Subsidiaries have taken commercially reasonable steps in accordance with customary industry standard to protect and secure its IT Systems, except where the failure to take such steps has not had and does not constitute a Company Material Adverse Effect. There has been no cyber-attack, unauthorized access to or use of (whether without authorization or in breach of an authorization) or harm to any IT Systems (or any Software, information or data stored on any IT Systems), to the Company’s Knowledge and that would be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries.
(o) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, the execution and delivery of this Agreement and the consummation of the Transactions themselves, will result in (i) the grant of an Intellectual Property License to or under any material Company Intellectual Property (or, except as a result of the terms of a Contract to which Parent, but neither the Company nor a Company Subsidiary, is a party, any Intellectual Property or Intellectual Property Rights of Parent) to any Person, or (ii) the Company, any Company Subsidiary (or, except as a result of the terms of a Contract to which Parent, but neither the Company nor a Company Subsidiary, is a party) Parent being subject to any non-compete or other material restriction on the operation or scope of their respective business.
Section 3.15. Privacy and Data Protection. Except as set forth in Section 3.15 of the Company Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance, and for the past three years have been in compliance, with all applicable Laws, written and published policies of the Company and its Subsidiaries, and Material Contracts, in each case, with respect to data privacy and security. Except as set forth in Section 3.15 of the Company Disclosure Letter, to the Knowledge of the Company, there is no current Proceeding pending against the Company or any of the Company Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other processing of any Personal Information. Except as set forth in Section 3.15 of the Company Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2021, the Company and the Company Subsidiaries have not experienced a breach of the security of Personal Information or other proprietary or confidential information within the possession or control of the Company or a Company Subsidiary.
Section 3.16. Real Property; Assets. Neither the Company nor any Company Subsidiary owns or has owned any real property. Section 3.16 of the Company Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Company or any Company Subsidiary leases, subleases or occupies any material real property (“Company Leases”). Neither the Company nor any Company Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Company Lease or any portion thereof. Each Company Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no default on the part of the Company or, if applicable, any Company Subsidiary or, to the Company’s Knowledge, the landlord thereunder exists with respect to any Company Lease, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company or a Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, each real property subject to the Company Leases, free and clear of all Liens, other than Company Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Company and the Company Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Company Permitted Liens.

Section 3.17. Material Contracts.
(a) Except for this Agreement, Section 3.17 of the Company Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 3.17(a) under which the Company or any Company Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Company or any Company Subsidiary is a party or to which any of their respective properties or assets is subject, in each case as of the date hereof other than Company Benefit Plans listed on Section 3.10(a) of the Company Disclosure Letter (all Contracts of the type described in this Section 3.17(a), whether or not set forth on Section 3.17 of the Company Disclosure Letter, being referred to herein as the “Material Contracts”):
(i) each Contract that limits, in each case in any material respect the freedom of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service, use or enforce any Intellectual Property or Intellectual Property Rights owned by or exclusively licensed to the Company or any Company Subsidiary, or hire or solicit any Person in any material manner or that otherwise has the effect of materially restricting the Company, the Company Subsidiaries or any of their respective affiliates (including Parent and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;
(ii) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Company or any Company Subsidiary of future payments in excess of such amount as set forth in Section 3.17(a)(ii) of the Company Disclosure Letter;
(iii) each Contract that gives any Person the right to acquire any material assets of the Company or any Company Subsidiary (excluding ordinary course commitments to purchase Company Offerings) after the date hereof;
(iv) each Contract that (i) provides for the authorship, invention, creation, conception or other development of any material Intellectual Property or Intellectual Property Rights (A) by the Company for any other Person or (B) for the Company by any other Person (other than by employees and Contractors in the ordinary course of business); (ii) provides for the assignment or other transfer of any ownership interest in material Intellectual Property or Intellectual Property Rights (A) to the Company from any other Person (other than by employees and Contractors in the ordinary course of business) or (B) by the Company to any other Person ; (iii) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License to any other Person by the Company (other than non-exclusive licenses in the ordinary course of business); or (iv) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License by any other Person (other than, with respect to this subsection (iv) only, (A) licenses for Open Source Software, or (B) Intellectual Property Licenses for off-the-shelf Software and other software, shrink wrap and click through software, that is commercially available on standard terms to the public generally);
(v) each Contract to provide material Source Code for any Company Offering to any third Person, including any Contract to put such Source Code in escrow with a third Person on behalf of a licensee or contracting party;
(vi) any Contract (x) granting exclusive rights to purchase, license, distribute, market, sell, support, make available or deliver any Company Offerings; or (y) otherwise contemplating an exclusive relationship between the Company and any other Person, including any exclusive supply Contract, in each case which is material to the Company and its subsidiaries taken as a whole;
(vii) each settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Company or any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);

(viii) each Contract not otherwise described in any other subsection of this Section 3.17(a) pursuant to which the Company or any Company Subsidiary is obligated to pay, or entitled to receive payments in excess of such amount as set forth in Section 3.17(a)(viii) of the Company Disclosure Letter in the twelve (12) month period following the date hereof;
(ix) each Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of such amount as set forth in Section 3.17(a)(ix) of the Company Disclosure Letter;
(x) each Contract that is a Material Customer Agreement, a Material Vendor Agreement or a Material Partner Agreement;
(xi) each Contract that grants any material right of first refusal or right of first offer or that materially limits the ability of the Company, any Company Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;
(xii) each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Company or its affiliates (including Parent and its affiliates after the Effective Time), in each case which is material to the Company and its subsidiaries taken as a whole;
(xiii) each material Company Lease;
(xiv) each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of such amount as set forth in Section 3.17(a)(xiv) of the Company Disclosure Letter or relating to any Liens on the material assets of the Company or any Company Subsidiary;
(xv) each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Company and the Company Subsidiaries is reasonably expected to be in excess of such amount as set forth in Section 3.17(a)(xv) of the Company Disclosure Letter or with a notional value in excess of such value as set forth in Section 3.17(a)(xv) of the Company Disclosure Letter;
(xvi) each Related Party Contract;
(xvii) each Collective Bargaining Agreement; and
(xviii) any Contract not otherwise described in any other subsection of this Section 3.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Company.
(b) True, correct and complete copies of each Material Contract in effect as of the date hereof have been made available to Parent or publicly filed with the SEC prior to the date hereof. None of the Company or any Company Subsidiary is in breach of or default under the terms of any Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect. To the Company’s Knowledge, as of the date hereof, no other party to any Material Contract is in breach of or default under the terms of any Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, Company Material Adverse Effect, each Material Contract is a valid, binding and enforceable obligation of the Company or the Company Subsidiary which is party thereto and, to the Company’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.
Section 3.18. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) neither the Company nor any Company Subsidiary is in violation of any Environmental Law, (b) none of the properties owned or occupied by the Company or any Company Subsidiary is contaminated with any Hazardous Substance and (c) the Company and the Company Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Company and the Company Subsidiaries are in compliance with such permits, licenses and other authorizations. As of the date hereof, no Proceeding is pending, or to the Company’s Knowledge, threatened, concerning or relating to the operations of the Company or any Company Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Law upon the Company or any Company Subsidiary.
Section 3.19. Customers; Vendors; Partners.
(a) Section 3.19(a) of the Company Disclosure Letter sets forth a list of the top ten (10) customers of the Company and the Company Subsidiaries that have a Contract with the Company or a Company Subsidiary, determined by the aggregate consideration paid to the Company or the Company Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Customer” and each such contract, a “Material Customer Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Customer that such Material Customer shall not continue as a customer of the Company or that such Material Customer intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.
(b) Section 3.19(b) of the Company Disclosure Letter sets forth a list of the top ten (10) vendors of the Company and the Company Subsidiaries, determined by the aggregate spend of the Company and the Company Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Vendor” and each Contract pursuant to which the Company or a Company Subsidiary paid those amounts to the applicable Material Vendor, a “Material Vendor Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Vendor that such Material Vendor shall not continue as a vendor to the Company or that such Material Vendor intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.
(c) Section 3.19(c) of the Company Disclosure Letter sets forth a list of the top ten (10) advertisers, publishing customers and other commercial partners that the Company or Company Subsidiaries have a revenue sharing arrangement or other similar arrangement with, in each case, determined by the aggregate revenue received by the Company and the Company Subsidiaries from such Person during the last twelve (12) months ended December 31, 2021 (each, a “Material Partner” and each Contract with each Material Partner, a “Material Partner Agreement”). As of the date hereof, neither the Company nor any Company Subsidiary has received any written notice from any Material Partner that such Material Partner shall not continue as an advertiser of the Company or that such Material Partner intends to terminate or adversely modify existing Contracts with the Company or the Company Subsidiaries.
Section 3.20. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Company and the Company Subsidiaries are in full force and effect and are valid and enforceable and, except as set forth in Section 6.4 of the Company Disclosure Letter, cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid in accordance with the agreed premium payment terms. Neither the Company nor any Company Subsidiary has received written notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 3.21. Information Supplied. The information relating to the Company and the Company Subsidiaries to the extent supplied by or on behalf the Company and the Company Subsidiaries to be contained in, or incorporated by reference in, (a) the Registration Statement will not, at the time the Registration Statement is declared effective by the SEC contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement will not at the date it is first mailed to shareholders of the Company or to stockholders of Parent or at the time of the Company Shareholders Meeting or the Parent Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 3.21, no representation or warranty is made by the Company with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement, which information or statements were not supplied by or on behalf of the Company.
Section 3.22. Opinion of Financial Advisor. The Company Board of Directors has received an opinion of Jefferies LLC to the effect that, as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations and qualifications set forth therein, the Exchange Ratio provided for in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Ordinary Shares.
Section 3.23. Takeover Statutes; Anti-Takeover Laws. Assuming the accuracy of Parent’s and Merger Sub’s representations and warranties set forth in Section 4.26, the Company Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Israeli Law (“Takeover Statute”) or any takeover or anti-takeover provision in the Articles of Association, except as set forth in 0 of the Company Disclosure Letter. The Company has no stockholder rights plan, “poison-pill”, antitakeover plan or similar device in effect to which the Company or any of its Subsidiaries is subject, party or otherwise bound.
Section 3.24. Related Party Transactions. Except as set forth in Section 3.24 of the Company Disclosure Letter, there are no Related Party Contracts in effect, nor are there any currently proposed transactions or series of related transactions or Contracts (including Related Party Contracts), that would be required to be disclosed under Item 7.B of Company’s Form 20-F that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.
Section 3.25. Finders and Brokers. Other than Jefferies LLC, neither the Company nor any Company Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Merger.
Section 3.26. No Other Representations. The Company acknowledges that none of Parent, Merger Sub or any of their respective Representatives makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company or its Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except, in each case for the representations and warranties contained in Article IV and the certificate delivered pursuant to Section 7.3(d). Without limiting the generality of the foregoing, the Company acknowledges that, except as may be expressly provided in Article IV and the certificate delivered pursuant to Section 7.3(d), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to the Company, any of its Representatives or any other Person.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB
Except as disclosed in (x) any Parent SEC Document filed or furnished by Parent with the SEC and publicly available prior to the date of this Agreement (including exhibits and other information incorporated by reference therein, but excluding any predictive, cautionary or forward looking disclosures contained under the captions “risk factors,” “forward looking statements” or any similar precautionary sections and any other disclosures contained therein that are non-specific, predictive, cautionary or forward looking in nature) or (y) the applicable section of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement (the “Parent Disclosure Letter”) (it being understood that any information set forth in one section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify (or, as applicable, a disclosure for purposes of) the representation and warranty set forth in this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in this Article IV for which it is reasonably apparent on its face that such information is relevant to such other section), Parent and Merger Sub represent and warrant to the Company as set forth below.
Section 4.1. Qualification, Organization, Etc..
(a) Each of the Parent and Merger Sub is a corporation duly organized and validly existing under the Laws of its respective jurisdiction of incorporation, and each of the Parent and Merger Sub has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not be material to the Parent and the Parent Subsidiaries, taken as a whole, each other Parent Subsidiary, is a legal entity duly organized and validly existing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each of the Parent and the Parent Subsidiaries is qualified to do business and is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification or to be in good standing, except where the failure to be so qualified or, where relevant, in good standing, (1) has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and (2) has not had and would not, either individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Parent and/or Merger Sub to consummate the Transactions, including the Merger, prior to the Outside Date. The Parent has filed with the SEC, prior to the date hereof, a complete and accurate copy of the certificate of incorporation and bylaws as amended to the date hereof (the “Parent Governing Documents”). The Parent Governing Documents are in full force and effect and the Parent is not in violation of the Parent Governing Documents. The Parent has made available to Company prior to the date hereof complete and accurate copies of the articles of association, certificates of incorporation, bylaws, or equivalent organizational or governing documents, of each of the Merger Sub and each of Parent’s “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X of the SEC, each as currently in effect.
(b) All the issued and outstanding shares of capital stock of, or other equity interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are wholly owned, directly or indirectly, by the Parent free and clear of all Liens, other than Parent Permitted Liens. Section 3.1(b)(1) of the Parent Disclosure Letter sets forth an accurate and complete list of each Parent Subsidiary, together with (i) the jurisdiction of incorporation or organization, as the case may be, of each Parent Subsidiary, (ii) the type and percentage of interests held, directly or indirectly, by the Parent in each Parent Subsidiary and (iii) the names and type of and percentage interests held by any Person other than the Parent or a Parent Subsidiary in each Parent Subsidiary. Section 4.1(b) (2) of the Parent Disclosure Letter sets forth an accurate and complete list of each Person (other than a Parent Subsidiary) in which the Parent or any Parent Subsidiary owns an equity interest, together with (i) the jurisdiction of incorporation or organization, as the case may be, of such Person, and (ii) the type and percentage of interests held, directly or indirectly, by the Parent or Parent Subsidiary in such Person.
Section 4.2. Capitalization.
(a) The authorized share capital of the Parent consists of 1,000,000,000 shares of Parent Common Stock and 100,000,000 shares of preferred stock, par value $0.000005 per share (“Parent Preferred Stock”). As of July 8, 2022 (the “Parent Capitalization Date”), (i) (A) 298,080,960 shares of Parent Common Stock were issued and outstanding, (B) no shares of Parent Common Stock were held in the Company’s treasury, (C) no shares of Parent Common Stock were held by the Parent Subsidiaries, (D) options granted under Parent Equity Plans to purchase 27,166,599 shares of Parent Common Stock were outstanding, with a weighted average exercise price per share of $17.1584, and (E) restricted stock unit awards granted under Parent Equity Plans covering 16,848,586 shares of Parent Common Stock (assuming any applicable performance goals are deemed satisfied at target) were outstanding; (ii) 42,663,285 shares of Parent Common Stock were reserved for issuance pursuant to the Parent Equity Plans; (iii) 10,741,400 shares of Parent Common Stock were reserved for issuance pursuant to Parent’s 2020 Employee Stock Purchase Plan;

and (iv) no shares of Parent Preferred Stock were issued and outstanding. All the outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock reserved for issuance as described above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.
(b) Reserved.
(c) Except as set forth in Section 4.2(a), and other than the shares of Parent Common Stock that have become outstanding after the Parent Capitalization Date that were reserved for issuance as set forth in Section 4.2(a) and issued in accordance with the terms of the applicable Parent Equity Plan and equity award agreement, and other than as set forth in Section 4.2(c) of the Parent Disclosure Letter, in each case as of the date hereof: (i) the Parent does not have any shares or other equity interests issued or outstanding and (ii) there are no outstanding subscriptions, options, warrants, puts, calls, exchangeable or convertible securities or other similar rights, agreements or commitments or any other Contract to which the Parent or any Parent Subsidiary is a party or is otherwise bound obligating the Parent or any Parent Subsidiary to (A) issue, transfer or sell, or make any payment with respect to, any shares of or other equity interests of the Parent or any Parent Subsidiary or securities convertible into, exchangeable for or exercisable for, or that correspond to, such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, put, call, exchangeable or convertible securities or other similar right, agreement or commitment, (C) redeem or otherwise acquire any such shares or other equity interests or (D) provide any amount of funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary (that is not wholly owned) or any other Person. There are no outstanding obligations of the Parent or any Parent Subsidiary (1) restricting the transfer of, (2) affecting the voting rights of, (3) requiring the repurchase, redemption or disposition of, or containing any right of first refusal, right of first offer or similar right with respect to, (4) other than the Investor Rights Agreement, requiring the registration for sale of (including under any subscription agreements entered into by the Parent or any Parent Subsidiaries) or (5) granting any preemptive or anti-dilutive rights with respect to, any shares of or other equity interests of the Parent or any Parent Subsidiary.
(d) Neither the Parent nor any Parent Subsidiary has outstanding bonds, debentures, notes or other similar obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Parent (the “Parent Stockholders”) on any matter.
(e) Except as set forth in Section 4.2(e) of the Parent Disclosure Letter, there are no stockholder agreements, voting trusts, registration rights agreements, subscription agreements or other similar agreements, commitments or understandings to which the Parent or any Parent Subsidiary is a party with respect to the shares of or other equity interests of the Parent, other than the Investor Rights Agreement.
Section 4.3. Corporate Authority.
(a) Parent and Merger Sub have all requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Parent Stockholder Approval, to consummate the Transactions, including the Merger. The execution and delivery of this Agreement, the performance of Parent’s and Merger Sub’s obligations under this Agreement, and the consummation of the Transactions have been duly and validly authorized by the Parent Board of Directors and Merger Sub’s board of directors, respectively, and no other corporate proceedings (pursuant to the ICL, the Articles of Association or otherwise) on the part of the Parent or Merger Sub are necessary to authorize the performance of Parent’s and/or Merger Sub’s obligations under this Agreement or the consummation of, and to consummate, the Transactions, except for the receipt of the Parent Stockholder Approval and approval of the Parent as the sole shareholder of Merger Sub, respectively, and for the filing and recordation of appropriate merger documents as required by the ICL (including, the Merger Proposal).
(b) The approval of the Parent Common Stock Issuance in accordance with the rules and regulations of the NYSE and the organizational documents of Parent (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of Parent’s share capital necessary to approve the Parent Common Stock Issuance. The vote or consent of Parent, as the sole stockholder of Merger Sub, is the only vote or consent of the holders of any class or series of share capital of Merger Sub necessary to approve the Merger and adopt this Agreement.

(c) On or prior to the date hereof, the Parent Board of Directors at a meeting duly called and held in compliance with the Parent Governing Documents, unanimously adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Parent and the Parent’s stockholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approving the Merger, this Agreement, the Company Stockholder Voting Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make the Parent Board Recommendation. None of the foregoing actions by the Parent Board of Directors has been rescinded or modified in any way.
(d) This Agreement has been duly and validly executed and delivered by the Parent and Merger Sub and, assuming the due authorization, execution and delivery by Company, constitutes the valid and binding agreement of the Parent and Merger Sub, enforceable against the Parent and Merger Sub in accordance with its terms, subject to the Enforceability Limitations.
Section 4.4. Governmental Consents; No Violation.
(a) Other than in connection with or in compliance with (i) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) the filing of the Joint Proxy Statement and the Registration Statement with the SEC and any amendments or supplements thereto and declaration of effectiveness of the Registration Statement and the mailing of the Joint Proxy Statement, (iii) the Securities Act, (iv) the Exchange Act, (v) applicable state securities, takeover and “blue sky” laws, (vi) the HSR Act and any other requisite clearances or approvals under any other applicable requirements of other Regulatory Laws set forth on Section 4.4(a) of the Parent Disclosure Letter, (vii) the application for and receipt of the ISA No-Action Letter or receiving the Dual Listing Permit (or, if applicable, the Alternative ISA Approvals), and (viii) any applicable requirements of the NYSE, no authorization, permit, notification to, consent or approval of, or filing with, any Governmental Entity is necessary or required, under applicable Law, for the consummation by the Parent and/or Merger Sub of the Transactions, except for such authorizations, permits, notifications, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of the Parent and/or Merger Sub to consummate the Transactions, including the Merger, prior to the Outside Date.
(b) The execution and delivery by the Parent and Merger Sub of this Agreement do not, and, subject to the receipt of the Parent Stockholder Approval and except as described in Section 4.4(a) of the Parent Disclosure Letter, the consummation of the Transactions and performance and compliance with the provisions hereof will not (i) conflict with or result in any violation or breach of, or result in a default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, modification, cancellation, first offer, first refusal or acceleration of any obligation or to the loss of a benefit under, any Material Contract or Parent Permit, or result in the creation of any Lien upon any of the properties, rights or assets of the Parent or any Parent Subsidiary, other than Parent Permitted Liens, (ii) conflict with or result in any violation of any provision of the Parent Governing Documents or the organizational or governing documents of any Parent Subsidiary or (iii) conflict with or violate any Laws applicable to the Parent or any Parent Subsidiary or any of their respective properties, rights or assets, other than in the case of clauses (i) and (iii), any such violation, breach, conflict, default, termination, modification, cancellation, acceleration, right, loss or Lien that has not had and would not reasonably be expected to have, individually or in the aggregate, (1) a Parent Material Adverse Effect or (2) a material adverse effect on the ability of the Parent and/or Merger Sub to consummate the Transactions, including the Merger, prior to the Outside Date.
Section 4.5. SEC Reports and Financial Statements.
(a) Since June 28, 2021, the Parent has timely filed or furnished all forms, statements, schedules, documents and reports required to be filed or furnished by it with the SEC (such forms, statements, schedules, documents and reports, the “Parent SEC Documents”). As of their respective filing dates or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, the Parent SEC Documents complied in all material respects with the applicable requirements of the

Sarbanes-Oxley Act, the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder and the listing and corporate governance rules and regulations of the NYSE, and none of the Parent SEC Documents contained (or, with respect to the Parent SEC Documents filed after the date hereof, will contain) any untrue statement of a material fact or omitted (or with respect to the Parent SEC Documents filed after the date hereof, will omit) to state any material fact required to be stated therein or necessary to make the statements therein, at the time and in light of the circumstances under which they were made, not misleading. Since June 28, 2021, neither the Parent nor any Parent Subsidiary has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Parent SEC Documents (including the financial statements included therein) that are not resolved, or, as of the date hereof, has received any written notice from the SEC or other Governmental Entity that such Parent SEC Documents (including the financial statements included therein) are being reviewed or investigated, and, to the Parent’s Knowledge, there is not, as of the date hereof, any investigation or review being conducted by the SEC or any other Governmental Entity of any Parent SEC Documents (including the financial statements included therein). No Parent Subsidiary is required to file any forms, reports or other documents with the SEC.
(b) The consolidated financial statements (including all related notes and schedules) of the Parent included or incorporated by reference in the Parent SEC Documents when filed or, if amended prior to the date hereof, as of the date of (and giving effect to) the last such amendment, complied in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, in each case in effect at the time of such filing, and fairly present in all material respects the consolidated financial position of the Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes) in conformity with GAAP applied on a consistent basis during the periods involved (subject, in the case of the unaudited quarterly financial statements, to normal year-end audit adjustments and any other adjustment described therein permitted by the rules and regulations of the SEC and to the absence of notes).
(c) The Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. Each required form, report and document containing financial statements that has been filed with or submitted to the SEC was accompanied by any certifications required to be filed or submitted by the Parent’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act and, at the time of filing or submission of each such certification, such certification complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither the Parent nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(d) Neither the Parent nor any Parent Subsidiary is a party to, or has any Contract to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract relating to any transaction or relationship between or among the Parent or any Parent Subsidiary, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any off-balance sheet arrangements (as defined in Item 303(a) of Regulation S-K of the SEC), in any such case, where the purpose of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Parent in the Parent’s published financial statements or any Parent SEC Documents.
(e) Reserved.
Section 4.6. Internal Controls and Procedures.
(a) Parent has established and maintains, and at all times since June 28, 2021 the Parent has maintained, disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and which includes policies and procedures that: (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Parent, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Parent and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Parent that could have a material effect on the financial statements.
(b) The Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.
(c) Since June 28, 2021, the Parent’s principal executive officer and its principal financial officer have disclosed to the Parent’s auditors and the audit committee of the Parent Board of Directors (the material circumstances of which (if any) have been made available to Company) (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting, (ii) any fraud, whether or not material, that involves management or other employees who have a role in the preparation of financial statements or the internal accounting controls, and (iii) any claim or allegation regarding any of the foregoing. Since June 28, 2021, neither the Parent nor any Parent Subsidiary has received any material, unresolved complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Parent or any Parent Subsidiary or their respective internal accounting controls.
Section 4.7. No Undisclosed Liabilities. Neither the Parent nor any Parent Subsidiary has any liabilities of any nature that would be required by GAAP to be reflected upon or reserved against in a consolidated balance sheet of the Parent and the Parent Subsidiaries (or disclosed in the notes to such balance sheet), whether or not accrued, contingent, absolute or otherwise, except (a) as and to the extent specifically disclosed, reflected or reserved against in the Parent’s consolidated balance sheet (or the notes thereto) as of March 31, 2022 included in the Parent SEC Documents filed or furnished prior to the date hereof, (b) for liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2022 (other than any liability for any material breaches of Contracts), (c) as expressly required by this Agreement, (d) as set forth in Section 4.7 of the Parent Disclosure Letter, and (e) for liabilities which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.8. Absence of Certain Changes or Events(a) From December 31, 2021 through the date hereof, there has not occurred any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) From December 31, 2021 through the date hereof, (i) except to the extent it relates to the events giving rise to and the discussion and negotiation of this Agreement and the Transactions, the businesses of the Parent and the Parent Subsidiaries have been conducted in all material respects in the ordinary course of business consistent with past practice and (ii) neither the Parent nor any Parent Subsidiary has taken any action, except as set forth in Section 4.8(a) of the Parent Disclosure Letter, that, if taken after the date hereof, would constitute a breach of, or require the consent of Company under, Section 5.2(i), (ii), (iii), (vii), (xv), (xvi), (xvii), (xix), (xxiii) or (xxvi) (to the extent clause (xxvi) relates to the foregoing clauses).
Section 4.9. Compliance with Law; Permits.
(a) Except as set forth in Section 4.9(a) of the Parent Disclosure Letter, the Parent and each Parent Subsidiary is and has been since January 1, 2019 in compliance with, and not in default under or in violation of, any Laws (including COVID-19 Measures, Environmental Laws and employee benefits and labor Laws) applicable to the Parent or such Parent Subsidiary or any of their respective properties or assets, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) The Parent and the Parent Subsidiaries are and have been since January 1, 2019 in possession of all franchises, grants, authorizations, business licenses, permits, easements, variances, exceptions, consents, certificates, approvals, registrations, clearances and orders of any Governmental Entity or pursuant to any applicable Law necessary for the Parent and the Parent Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in full force and effect, no default (with or without notice, lapse of time or both) has occurred under any such Parent Permit and none of the Parent or any Parent Subsidiary has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw or modify any such Parent Permit.
(c) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, none of the Parent or any Parent Subsidiary, or, to the Parent’s Knowledge, any of the Parent’s or the Parent Subsidiaries’ respective Representatives acting on behalf of the Parent or any Parent Subsidiary, has (i) taken any action in violation of any applicable Anti-Corruption Law, or (ii) offered, authorized, provided or given any payment or thing of value to any Person, including a “foreign official” (as defined by the FCPA), for the purpose of influencing any act or decision of such Person to unlawfully obtain or retain business or other advantage.
(d) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since January 1, 2019, none of the Parent or any Parent Subsidiary has been subject to any actual, pending, or, to the Parents’ Knowledge, threatened civil, criminal, or administrative Proceedings, or made any voluntary disclosures to any Governmental Entity, involving the Parent or any Parent Subsidiary in any way relating to applicable Anti-Corruption Laws. The Parent and each Parent Subsidiary has established and maintains a compliance program and reasonable internal controls and procedures to promote compliance with the requirements of applicable Anti-Corruption Laws.
(e) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and the Parent Subsidiaries, taken as a whole, each of the Parent and the Parent Subsidiaries are in compliance with, and at all times in the past three (3) years have complied with, Export Control Laws.
(f) Without limiting the foregoing, in the past three (3) years: (i) each of the Parent and the Parent Subsidiaries has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for Export Approvals, in all cases, except where failure to do so would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) each of the Parent and the Parent Subsidiaries is in compliance in all material respects with the terms of all applicable Export Approvals, (iii) there are no pending or, to the Knowledge of the Parent, threatened Proceedings against the Parent or any of the Parent Subsidiaries with respect to such Export Approvals, and (iv) no Export Approvals for the transfer of export licenses to Company or any of its affiliates are required. None of the Parent or the Parent Subsidiaries use, develop, or engage in defense articles or defense services controlled by the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130) or the Defense Export Control Law-2007.
(g) Neither the Parent, the Parent Subsidiaries, nor, to the Parent’s Knowledge, any of the Parent’s or the Parent Subsidiaries’ respective directors, officers or employees acting on behalf of the Company or any Parent Subsidiary, respectively, is a Person with whom dealings are prohibited or restricted under any applicable Sanctions, including as a result of being: (i) located, organized, or resident in Sanctioned Countries; or (ii) a Sanctioned Person. Neither the Parent, the Parent Subsidiaries, nor, to the Parent’s Knowledge, any of the Parent’s or the Parent Subsidiaries’ respective directors, officers or employees acting on behalf of the Parent or any Parent Subsidiary, respectively, is engaged in dealings or transactions in or with Sanctioned Countries or Sanctioned Persons in any way that represents a material violation of applicable Sanctions or Export Control Laws.
(h) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Parent and the Parent Subsidiaries, taken as a whole, in the past three (3) years, none of the Parent or the

Parent Subsidiaries has been, to the Knowledge of the Parent, the subject of any investigation, inquiry, or Proceeding, or received any written communication from a Governmental Entity, in each case regarding non-compliance with Sanctions and Export Control Laws, and none of the Parent or the Parent Subsidiaries has conducted or initiated any internal investigations or filed any voluntary disclosures regarding possible violations of Sanctions and Export Control Laws.
Section 4.10. Employee Benefits.
(a) Section 4.10(a) of the Parent Disclosure Letter sets forth a complete and accurate list of each material Parent Benefit Plan. For purposes of this Agreement, “Parent Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, employment, change-in-control, profit sharing, provident funds (including pension funds, managers’ insurance policies, further education funds or other similar funds), vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, and each insurance and other similar fringe or employee benefit plan, policy, program, agreement or arrangement, in each case, for the benefit of current or former Parent Service Providers (or any dependent or beneficiary thereof) of the Parent or any Parent Subsidiary or any of their ERISA Affiliates and with respect to which the Parent or any Parent Subsidiary has or may have any obligation or liability (whether actual or contingent), but excluding any plan, program, agreement, contract, policy or arrangement mandated by applicable Law. With respect to each material Parent Benefit Plan, the Parent has made available to Company correct and complete copies of, in each case, to the extent applicable, (i) all plan documents (or, in the case of any unwritten Parent Benefit Plans, written description of the material terms thereof), summary plan descriptions, summaries of material modifications, and amendments related to such plans and any related trust agreement, (ii) the most recent Form 5500 Annual Report, (iii) the most recent audited financial statement and actuarial valuation, (iv) all material filings and correspondence in the past three (3) years with any Governmental Entity, (v) all material related agreements, insurance contracts and other agreements which implement each such Parent Benefit Plan and (vi) all material records, notices and filings concerning Internal Revenue Service or U.S. Department of Labor audits or investigations.
(b) Except as has not had and does not constitute a Parent Material Adverse Effect, each of the Parent Benefit Plans has been operated, administered and funded in accordance with its terms and in compliance with applicable Law, including ERISA, the Code and, in each case, the regulations thereunder. No liability under Title IV of ERISA has been incurred by the Parent, the Parent Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full, and to the Parent’s Knowledge no condition exists that is likely to cause the Parent, the Parent Subsidiaries or any of their ERISA Affiliates to incur any such liability. Except as has not had and does not constitute a Parent Material Adverse Effect, all contributions or other amounts payable by the Parent or the Parent Subsidiaries pursuant to each Parent Benefit Plan in respect of current or prior plan years have been timely paid or accrued in accordance with GAAP or applicable international accounting standards. There are no pending, or to the Parent’s Knowledge, threatened claims, actions, investigations or audits (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans or any trusts related thereto that would result in a Parent Material Adverse Effect.
(c) No Parent Benefit Plan is, and neither the Parent nor any ERISA Affiliate thereof contributes to, has at any time contributed to or has any liability or obligation, whether fixed or contingent, with respect to (i) a multiemployer plan, as defined in Section 3(37) of ERISA, (ii) a single employer plan or other pension plan that is subject to Title IV of ERISA or Section 302 of ERISA or Section 412 of the Code, or (iii) voluntary employee benefit association under Section 501(a)(9) of the Code. Except as has not had and does not constitute a Parent Material Adverse Effect, the Parent and each of its ERISA Affiliates are in compliance with (x) the applicable requirements of Section 4980B of the Code and any similar state law, and (y) the applicable requirements of the Patient Protection and Affordable Care Act of 2010, as amended.
(d) No Parent Benefit Plan provides health or welfare benefits coverage, including life insurance or medical benefits (whether or not insured), with respect to current or former Parent Service Providers beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or other Law.

(e) (i) Each of the Parent Benefit Plans that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or may rely on a prototype opinion letter as to its qualification and (ii) to the Parent’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to materially and adversely affect the qualified status of any such plan. Each such favorable determination letter has been provided or made available to Company.
(f) Except as set forth in Section 4.10(f) of the Parent Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event) will, except as required by the terms of this Agreement, (i) result in any material payment (including severance and unemployment compensation, forgiveness of Indebtedness or otherwise) becoming due to any current Parent Service Provider under any Parent Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Parent Benefit Plan, (iii) result in any acceleration of the time of payment, funding or vesting of any such benefits, or (iv) result in any breach or violation of, or default under or limit the Parent’s right to amend, modify, terminate or transfer the assets of, any Parent Benefit Plan.
(g) Except as does not constitute a Parent Material Adverse Effect, each Parent Benefit Plan, if any, which is maintained outside of the United States (i) has been operated in conformance with the applicable statutes or governmental regulations and rulings relating to such plans in the jurisdictions in which such Parent Benefit Plan is present or operates and, to the extent relevant, the United States, (ii) that is intended to qualify for special tax treatment meet all requirements for such treatment and (iii) that is intended to be funded or book-reserved are fully funded or book reserved, as appropriate, based upon reasonable actuarial assumptions.
(h) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each Parent Benefit Plan has been maintained and operated in documentary and operational compliance with Section 409A of the Code and applicable guidance thereunder or an available exemption therefrom.
(i) The Parent is not a party to nor does it have any material obligation under any Parent Benefit Plan to compensate any Person for excise Taxes payable pursuant to Section 4999 of the Code or for additional Taxes payable pursuant to Section 409A of the Code.
Section 4.11. Labor Matters.
(a) Neither the Parent nor any Parent Subsidiary is a party to, or bound by, any Collective Bargaining Agreement. Except for extension orders, which generally apply to all employees in Israel, no extension orders apply to any Israeli Parent Subsidiary and no employee of any Israeli Parent Subsidiary benefits from any such extension orders. Neither the Parent nor any Parent Subsidiary is, nor has it in the past three (3) years been, subject to a strike or work stoppage and to the Parent’s Knowledge there is no pending strike or work stoppage involving the Parent or any Parent Subsidiary. There are no labor organizations representing, and to the Parent’s Knowledge there are no labor organizations purporting to represent or seeking to represent, any of the Parent’s or any Parent Subsidiary’s employees. There have been no organizational campaigns, petitions, or other unionization activities with respect to the formation of a collective bargaining unit made or, to the Parent’s Knowledge, threatened involving employees of the Parent or any Parent Subsidiary.
(b) The Parent and each Parent Subsidiary is, and during the last five (5) years has been, in compliance with all applicable Laws relating to employment, including labor, employment, termination of employment, privacy issues, fringe benefits, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, mass layoffs, worker classification, harassment, discrimination, retaliation, payment of social security, exempt and non-exempt status, remote work, restrictive covenants, compensation and benefits, wages and hours of work, overtime, working during rest days, notices to employees, COVID-19 Measures, engagement of Parent Service Providers, enforcement of labor laws, and with respect to any Parent Israeli Subsidiary, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951, and the Worker Adjustment and Retraining Notification Act of 1988, as amended, in each case except where such non-compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c) No current or former employee, consultant, or independent contractor of the Parent or any Parent Subsidiary has violated any confidentiality or proprietary information agreement or any restrictive covenant agreements, except for such violations that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no Proceedings pending, and as of the date of this Agreement neither the Parent nor any Parent Subsidiary intends to bring any Proceedings, against any current or former employee, consultant, or independent contractor of the Parent or any Parent Subsidiary for alleged violations of any confidentiality or proprietary information agreement or any restrictive covenant agreements.
(d) In the last three (3) years, to the Parent’s Knowledge, no material allegations of harassment, discrimination, sexual assault or sexual misconduct have been made involving any current or former employee at the level of Vice President or above. In the last three (3) years, neither the Company nor any of the Company Subsidiaries have entered into any settlement agreements or conducted any investigations related to allegations of harassment, discrimination, sexual assault or sexual misconduct by any current or former employee at the level of Vice President or above.
(e) Except as set forth in Section 4.11(e) of the Parent Disclosure Letter, the Section 14 arrangement under the Israeli Severance Pay Law (5273-1963) was applied to all former and current Israeli employees of the Parent Subsidiaries in accordance in all material respects with the terms of the general permit issued by the Israeli Labor Minister based on such employees full salaries and from their commencement date of employment.
Section 4.12. Tax Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(a) Except as set forth in Section 4.12(a) of the Parent Disclosure Letter, the Parent and the Parent Subsidiaries have timely filed (taking into account any extension of time within which to file) all Tax Returns that are required to be filed by or with respect to any of them and all such Tax Returns are true, correct and complete;
(b) The Parent and the Parent Subsidiaries have timely paid to the appropriate Governmental Entity all Taxes due and owing by any of them, other than Taxes contested in good faith or for which adequate reserves, in accordance with GAAP, have been established;
(c) The Parent and the Parent Subsidiaries have complied with all applicable Laws relating to the payment, withholding, collection and remittance of Taxes;
(d) Except as set forth in Section 4.12(d) of the Parent Disclosure Letter, there is no (i) claim, litigation, proceeding, or to the Knowledge of the Parent, any audit, examination or investigation pending or threatened in writing with respect to any Taxes of the Parent or any Parent Subsidiary, or (ii) deficiency of an amount of Taxes that has been assessed by any Governmental Entity against the Parent or any Parent Subsidiary and that has not been fully satisfied by payment or is being contested in good faith by appropriate proceedings;
(e) Within the last two (2) years, neither the Parent nor any Parent Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355(a) of the Code;
(f) None of the Parent or any Parent Subsidiary (i) is a party to or bound by, or has any obligation under, any Tax allocation, sharing, indemnity, or reimbursement agreement (other than (1) any customary provisions in ordinary course commercial agreements not primarily related to Taxes, and (2) any agreement or arrangement solely among the Parent and the Parent Subsidiaries) or (ii) has any liability for Taxes of any Person (other than the Parent or any Parent Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or non-U.S. Law) or as transferee or successor, by contract or otherwise;
(g) Neither the Parent nor any Parent Subsidiary is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;
(h) There are no Liens for Taxes upon any property or assets of the Parent or any Parent Subsidiary, other than Parent Permitted Liens;
(i) No claim has been made in writing by any Tax authority in a jurisdiction where the Parent or any Parent Subsidiary has not filed Tax Returns of a particular type that the Parent or any Parent Subsidiary is or may be subject to Tax by, or required to file Tax Returns with respect to such Taxes in, such jurisdiction;
(j) Neither the Parent nor any Parent Subsidiary is bound with respect to the current or any future taxable period by any closing agreement (within the meaning of Section 7121(a) of the Code or any similar or analogous provision of state, local or non-U.S. Law) or other ruling or written agreement with a Tax authority, in each case, with respect to Taxes;
(k) Neither the Parent nor any Parent Subsidiary has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of state, local or non-U.S. Law);
(l) Each Parent Equity Plan according to which an Israeli resident received stock based compensation is intended to qualify as a capital gains route plan under Section 102(b)(2) and 102(b)(3) of the Ordinance and has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA;
(m) Except as set forth in Section 4.12(m) of the Parent Disclosure Letter, all Israeli Parent Subsidiaries comply with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder;
(n) Except as set forth in Section 4.12(n) of the Parent Disclosure Letter, neither the Parent nor any Parent Subsidiary is subject to restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made in connection with the provisions of Part E2 of the Ordinance;
(o) Except as set forth in Section 4.12(o) of the Parent Disclosure Letter, no Israeli Parent Subsidiary has undertaken or is engaged in any transaction that will require special reporting in accordance with Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Tax Planning Requiring Reporting), 2006. No Israeli Parent Subsidiary is subject to any reporting obligations under Sections 131D and 131E of the Ordinance or any similar provision under any other local or foreign Tax law, and including with respect to VAT;
(p) The Israeli Parent Subsidiary is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;
(q) The Israeli Parent Subsidiary is duly registered for the purposes of Israeli value added tax (“VAT”). The Israeli Parent Subsidiary (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and, to the Parent’s Knowledge, there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax authority all output VAT which it is required to collect and remit under any applicable Law, and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

(r) Section 4.12(r) of the Parent Disclosure Letter sets forth a complete and accurate list as of the date hereof of all elections to be treated or benefits claimed by the Israeli Parent Subsidiary as a “Benefited Enterprise” (Mifaal Mutav), a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) or any other elections or benefits under the Law for Encouragement of Capital Investments, of 1959;
(s) The Parent and its Subsidiaries have met or made sure that the intermediaries have met the Mandatory Disclosure Rules in the countries that introduced them, including DAC6 in the EU, DOTAS in the UK, and similar rules;
(t) Neither Parent nor any Parent Subsidiary (including Merger Sub) is aware of the existence of any fact, or has taken or agreed to take any action, could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;
(u) Immediately following the Effective Time, Parent will directly own 100 percent of the issued and outstanding shares of the Company;
(v) To the Knowledge of Parent, (i) none of the individual Sequoia Capital (“Sequoia”) funds and or entities that own Parent Common Stock have ownership of 5% or more of the total outstanding shares of Parent, (ii) no subset of the Sequoia entities described in clause (i) are controlled by a “group”, such that a “group” could be deemed to hold 5% or more of the outstanding shares of Parent, and (iii) each Sequoia entity described in clause (i) is able to make investment decisions independently. For purposes of this Section 4.12(v), “group” includes any person or group that controls the decisions of the Sequoia entities;
(w) To the Knowledge of Parent, (i) none of the individual Morgan Stanley Investment Management (“MISM”) asset management entities that own Parent stock have ownership of 5% or more of the total outstanding shares of Parent, (ii) no subset of the MISM entities described in clause (i) are controlled by a “group”, such that a “group” could be deemed to hold 5% or more of the outstanding shares of Parent, and (iii) each MISM entity described in clause (i) is able to make investment decisions independently. For purposes of this Section 4.12(w), “group” includes any person or group that controls the decisions of the MISM entities.
Section 4.13. Litigation. Except as set forth in Section 4.13 of the Parent Disclosure Letter, there are no Proceedings pending or, to the Parent’s Knowledge, threatened against the Parent or any Parent Subsidiary or any of their respective properties, rights or assets by or before, and there are no orders, judgments or decrees of or settlement agreements with, any Governmental Entity, that are or would reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole.
Section 4.14. Intellectual Property.
(a) Section 4.14(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of all (i) Patents, registered Marks and other material Registered Parent Intellectual Property Rights and (ii) material unregistered Marks included in the Owned Parent IP. For each item of Registered Parent Intellectual Property Rights, Section 4.14(a) of the Parent Disclosure Letter lists (A) the record owner of such item (B) the jurisdiction in which such item is filed, registered, pending or issued, (C) the issuance, registration or application date and number of such item, and (D) for each material Domain Name registration, the applicable Domain Name registrar, the name of the registrant and the expiration date for the registration.
(b) Each material item of Registered Parent Intellectual Property Rights is subsisting and to the Parent’s Knowledge, each material item of Parent Intellectual Property (other than applications for registrations) is valid and enforceable. No Proceeding (other than office actions in connection with the prosecution of applications) is pending or, to the Parent’s Knowledge, threatened by or before any Governmental Entity, that challenges the legality, validity, enforceability, registration, use or ownership of any Patents, registered Marks and other material Owned Parent IP.
(c) Except as set forth in Section 4.14(c) of the Parent Disclosure Letter, and except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, (i) the Parent, or the applicable Parent Subsidiary, is the sole and exclusive owner of all right, title and interest in and to the Owned Parent IP, free and clear of all Liens

(other than Parent Permitted Liens), (ii) the Owned Parent IP is freely transferable and assignable without restriction and without payment of any kind to any third Person and (iii) material Parent Licensed IP is validly licensed to the Parent or the applicable Parent Subsidiary. As of the Closing, the Parent or the applicable Parent Subsidiary will own, license, sublicense or otherwise possess legally enforceable rights to use all Intellectual Property necessary and sufficient to conduct the Parent’s business, except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole.
(d) Except as set forth in Section 4.14(d) of the Parent Disclosure Letter, no Proceedings are pending or, to the Parent’s Knowledge, are threatened against the Parent or any Parent Subsidiary, (i) alleging that the Parent or any Parent Subsidiary is infringing, misappropriating, diluting, using or disclosing without authorization or otherwise violating the Intellectual Property of any Person, (ii) inviting the Parent or any Parent Subsidiary to take a license under any Intellectual Property Rights or consider the applicability of any Intellectual Property Rights to any Parent Offering or the conduct of the Parent’s business, or (iii) challenging the legality, ownership, use, registration, validity or enforceability of any Parent Intellectual Property Rights or Parent Intellectual Property.
(e) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, neither the conduct of the Parent’s business, nor any Parent Offering (including the use, practice, offering, licensing, provision, sale, distribution or other exploitation of any Parent Offering), (i) has been in the last three (3) years or is currently infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any Intellectual Property Rights of any third Person, (ii) has been in the last three (3) years or is currently contributing to or inducing any infringement, misappropriation or other violation of any Intellectual Property Rights of any third Person, or (iii) has in the last three (3) years constituted or currently constitutes unfair competition or trade practices under the Laws of any relevant jurisdiction.
(f) Except as set forth in Section 4.14(f) of the Parent Disclosure Letter, in the last three (3) years, neither the Parent nor any Parent Subsidiary has instituted or threatened in writing to institute any Proceeding against any Person alleging any infringement, misappropriation, misuse, dilution, unauthorized use or disclosure or other violation of any material Parent Intellectual Property Rights, Parent Intellectual Property, or Parent Offering. To the Parent’s Knowledge, no Person is infringing, misappropriating, misusing, diluting, using or disclosing without authorization, or otherwise violating any material Parent Intellectual Property Rights, Parent Intellectual Property or Parent Offering.
(g) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the Parent and each Parent Subsidiary has taken commercially reasonable actions to maintain and protect all material Proprietary Information held by the Parent or the applicable Parent Subsidiary, and all such Proprietary Information has been maintained in confidence in accordance with procedures that are customarily used in the industry to protect Proprietary Information of like importance. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, to the Parent’s Knowledge, in the last five (5) years, there has been no unauthorized disclosure of Parent Intellectual Property, or unauthorized disclosure by the Parent or any Parent Subsidiary of any third party Intellectual Property.
(h) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the Parent or the applicable Parent Subsidiary has obtained, either by operation of Law or by valid assignment or transfer, exclusive ownership of all Intellectual Property or Intellectual Property Rights authored, invented, created or developed by all current or former employees or Parent Contractors of the Parent or any Parent Subsidiary for the Parent or such Parent Subsidiary during the term of such employee’s employment or such Parent Contractor’s engagement. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, to the Parent’s Knowledge, the Parent and each Parent Subsidiary does not owe any compensation to any current or former employee or Parent Contractor in connection with any Owned Parent IP. The Parent and the Parent Subsidiaries have, and enforce, a policy requiring each employee and Parent Contractor who has access to

Proprietary Information to execute a confidentiality agreement that obligates such Person to maintain the confidentiality thereof, except where the failure to enforce such policy has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole.
(i) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no government funding or governmental grants from any Governmental Entity were used in the development of any Owned Parent IP.
(j) Except as set forth in Section 4.14(j) of the Parent Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no current or former employee or Parent Contractor who is or was involved in, or contributed to, the creation or development of any Owned Parent IP, was an employee or faculty member of, or otherwise performed services for, any Academic Institution, during a period of time while such employee or Parent Contractor was performing services for Parent or any Parent Subsidiary. Except as set forth in Section 3.14(j)(ii) of the Parent Disclosure Letter, and except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no former or current employee or Parent Contractor of any Israeli Parent Subsidiary who is or was involved in, or contributed to, the creation or development of any Owned Parent IP, was employed by or has performed services for, or was subject to any regulations, guidelines and/or directive of, the Israel Defense Forces, the Israel Ministry of Defense, the Israel Prime Minister office or any other Government Entity during a period of time during which such employee or Parent Contractor was also involved in, or contributing to, the creation or development of any Owned Parent IP, or during the twelve-month period immediately prior to his or her employment or engagement with any Israeli Parent Subsidiary, other than reserves duty. Except as would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, no Academic Institution, or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has provided or provides facilities, personnel or funding for the creation or development of any Owned Parent IP or Parent Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity has claimed any right or interest in, any Owned Parent IP or Parent Offering and no Academic Institution or the Israel Ministry of Defense, the Israel Prime Minister office or any other Governmental Entity owns, purports to own, has any other rights in or to, or has any option to obtain any rights in or to, any Owned Parent IP or Parent Offering.
(k) None of the material Source Code for any Parent Software has been deposited with, licensed or provided to any Person other than employees and Parent Contractors of the Parent or any Parent Subsidiary who have entered into written confidentiality Contracts with respect to such Source Code. The Parent is not required to deposit, disclose or license to any Person, and has not entered into any escrow arrangements with respect to, any material Source Code for any Parent Software, and to the Knowledge of the Parent, no event has occurred, and no circumstance or condition exist, that (with or without notice or lapse of time) will result or could reasonably result in the disclosure or delivery to any Person of any such Source Code.
(l) No material Parent Software is or has become subject to any Open Source Software license and no Open Source Software is or has been included, incorporated or embedded in, linked to, combined or distributed with or used in the delivery or provision of any material Parent Software or in any Parent Offering, in each case, in a manner that would require any material Parent Software or Parent Offering to be licensed, distributed, or otherwise made available (a) in a form other than binary or object code (e.g., in Source Code form); (b) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification of such material Parent Software or Parent Offering; (c) without a license fee or (d) in a form that requires or purports to require the Parent to grant any Intellectual Property License with respect to Patents. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the Parent and the Parent Subsidiaries are and have been in compliance with the terms and conditions of each Open Source Software license to which they are subject.
(m) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, none of the Parent Software and Parent Offerings: (i) constitutes or contains any Contaminants, or (ii) contains defects, vulnerabilities, bugs or errors that affects the use, functionality, security or performance of such Parent Software, Parent Offering or any product or system containing or used in conjunction with such Parent Software or Parent Offering. Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, there are no warranty, indemnification requests or other claims asserted against the Parent (or any Parent Subsidiary) related to any Parent Software or Parent Offering that are unresolved.
(n) The Parent and the Parent Subsidiaries have taken commercially reasonable steps in accordance with customary industry standard to protect and secure its IT Systems, except where the failure to take such steps has not had and does not constitute a Parent Material Adverse Effect. There has been no cyber-attack, unauthorized access to or use of (whether without authorization or in breach of an authorization) or harm to any IT Systems (or any Software, information or data stored on any IT Systems), to the Parent’s Knowledge and that would be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries.
(o) Except as has not been and would not reasonably be expected to be, individually or in the aggregate, material to the Parent and the Parent Subsidiaries, taken as a whole, the execution and delivery of this Agreement and the consummation of the Transactions themselves, will result in (i) the grant of an Intellectual Property License to or under any material Parent Intellectual Property (or, except as a result of the terms of a Contract to which Company, but neither the Parent nor a Parent Subsidiary, is a party, any Intellectual Property or Intellectual Property Rights of Company) to any Person, or (ii) the Parent, any Parent Subsidiary (or, except as a result of the terms of a Contract to which Company, but neither the Parent nor a Parent Subsidiary, is a party) Company being subject to any non-compete or other material restriction on the operation or scope of their respective business.
Section 4.15. Privacy and Data Protection. Except as set forth in Section 4.15 of the Parent Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent and the Parent Subsidiaries are in compliance, and for the past three years have been in compliance, with all applicable Laws, written and published policies of the Parent and its Subsidiaries, and Parent Material Contracts, in each case, with respect to data privacy and security. Except as set forth in Section 4.15 of the Parent Disclosure Letter, to the Knowledge of the Parent, there is no current Proceeding pending against the Parent or any of the Parent Subsidiaries, including by any Governmental Authority, with respect to their collection, retention, storage, security, disclosure, transfer, disposal, use, or other processing of any Parent Personal Information. Except as set forth in Section 4.15 of the Parent Disclosure Letter and except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, since December 31, 2021, the Parent and the Parent Subsidiaries have not experienced a breach of the security of Parent Personal Information or other proprietary or confidential information within the possession or control of the Parent or a Parent Subsidiary.
Section 4.16. Real Property; Assets. Neither the Parent nor any Parent Subsidiary owns or has owned any real property. Section 4.16 of the Parent Disclosure Letter sets forth a list, as of the date hereof, of any Contract pursuant to which the Parent or any Parent Subsidiary leases, subleases or occupies any material real property (“Parent Leases”). Neither the Parent nor any Parent Subsidiary has subleased, licensed or otherwise granted any Person the right to use or occupy any real property subject to a Parent Lease or any portion thereof. Each Parent Lease is valid, binding and in full force and effect, subject to the Enforceability Limitations, and no default on the part of the Parent or, if applicable, any Parent Subsidiary or, to the Parent’s Knowledge, the landlord thereunder exists with respect to any Parent Lease, except in each case, as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. The Parent or a Parent Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Parent Lease, each real property subject to the Parent Leases, free and clear of all Liens, other than Parent Permitted Liens. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent or a Parent Subsidiary has good and marketable title to, or a valid and binding leasehold or other interest in, all tangible personal property necessary for the conduct of the business of the Parent and the Parent Subsidiaries, taken as a whole, as currently conducted, free and clear of all Liens, other than Parent Permitted Liens.

Section 4.17. Material Contracts.
(a) Except for this Agreement, Section 4.17(a) of the Parent Disclosure Letter contains a complete and correct list, as of the date hereof, of each Contract described below in this Section 4.17(a) under which the Parent or any Parent Subsidiary has any current or future rights, responsibilities, obligations or liabilities (in each case, whether contingent or otherwise) or to which the Parent or any Parent Subsidiary is a party or to which any of their respective properties or assets is subject, in each case as of the date hereof other than Parent Benefit Plans listed on Section 4.10(a) of the Parent Disclosure Letter (all Contracts of the type described in this Section 4.17(a), whether or not set forth on Section 4.17(a) of the Parent Disclosure Letter, being referred to herein as the “Parent Material Contracts”):
(i) each Contract that limits, in each case in any material respect the freedom of the Parent, any Parent Subsidiary or any of their respective affiliates (including Company and its affiliates after the Effective Time) to compete or engage in any line of business or geographic region or with any Person or sell, supply or distribute any product or service, use or enforce any Intellectual Property or Intellectual Property Rights owned by or exclusively licensed to the Parent or any Parent Subsidiary, or hire or solicit any Person in any material manner or that otherwise has the effect of materially restricting the Parent, the Parent Subsidiaries or any of their respective affiliates (including Company and its affiliates after the Effective Time) from the development, marketing or distribution of products and services, in each case, in any geographic area;
(ii) each acquisition or divestiture Contract that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that would reasonably be expected to result in the receipt or making by the Parent or any Parent Subsidiary of future payments in excess of such amount as set forth in Section 4.17(a)(ii) of the Parent Disclosure Letter;
(iii) each Contract that gives any Person the right to acquire any material assets of the Parent or any Parent Subsidiary (excluding ordinary course commitments to purchase Parent Offerings) after the date hereof;
(iv) each Contract that (i) provides for the authorship, invention, creation, conception or other development of any material Intellectual Property or Intellectual Property Rights (A) by the Parent for any other Person or (B) for the Parent by any other Person (other than by employees and Parent Contractors in the ordinary course of business); (ii) provides for the assignment or other transfer of any ownership interest in material Intellectual Property or Intellectual Property Rights (A) to the Parent from any other Person (other than by employees and Parent Contractors in the ordinary course of business) or (B) by the Parent to any other Person; (iii) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License to any other Person by the Parent (other than non-exclusive licenses in the ordinary course of business); or (iv) includes any grant of an Intellectual Property License with respect to a Patent or any material Intellectual Property License by any other Person (other than, with respect to this subsection (iv) only, (A) licenses for Open Source Software, or (B) Intellectual Property Licenses for off-the-shelf Software and other software, shrink wrap and click through software, that is commercially available on standard terms to the public generally);
(v) each Contract to provide material Source Code for any Parent Offering to any third Person, including any Contract to put such Source Code in escrow with a third Person on behalf of a licensee or contracting party;
(vi) any Contract (x) granting exclusive rights to purchase, license, distribute, market, sell, support, make available or deliver any Parent Offerings; or (y) otherwise contemplating an exclusive relationship between the Parent and any other Person, including any exclusive supply Contract, in each case which is material to the Parent and its subsidiaries taken as a whole;
(vii) each settlement agreement or similar Contract restricting in any material respect the operations or conduct of the Parent or any Parent Subsidiary or any of their respective affiliates (including Parent and its affiliates after the Effective Time);

(viii) each Contract not otherwise described in any other subsection of this Section 4.17(a) pursuant to which the Parent or any Parent Subsidiary is obligated to pay, or entitled to receive payments in excess of such amount as set forth in Section 4.17(a)(viii) of the Parent Disclosure Letter in the twelve (12) month period following the date hereof;
(ix) each Contract that obligates the Company or any Company Subsidiary to make any capital investment or capital expenditure outside the ordinary course of business and in excess of such amount as set forth in Section 4.17(a)(ix) of the Parent Disclosure Letter;
(x) each Contract that is a Material Parent Customer Agreement, a Material Parent Vendor Agreement or a Material Parent Partner Agreement;
(xi) each Contract that grants any material right of first refusal or right of first offer or that materially limits the ability of the Parent, any Parent Subsidiary or any of their respective affiliates (including Company and its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any businesses or material assets;
(xii) each Contract that contains any exclusivity rights or “most favored nations” provisions or minimum use, supply or display requirements that are binding on the Parent or its affiliates (including Company and its affiliates after the Effective Time), in each case which is material to the Parent and its subsidiaries taken as a whole;
(xiii) each material Parent Lease;
(xiv) each Contract relating to outstanding or potential Indebtedness (or commitments in respect thereof) of the Parent or any Parent Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in an amount in excess of such amount as set forth in Section 4.17(a)(xiv) of the Parent Disclosure Letter or relating to any Liens on the material assets of the Parent or any Parent Subsidiary;
(xv) each Contract involving derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements) for which the aggregate exposure (or aggregate value) to the Parent and the Parent Subsidiaries is reasonably expected to be in excess of such amount as set forth in Section 4.17(a) (xv) of the Parent Disclosure Letter or with a notional value in excess of such value as set forth in Section 4.17(a)(xv) of the Parent Disclosure Letter;
(xvi) each Parent Related Party Contract;
(xvii) each Collective Bargaining Agreement; and
(xviii) any Contract not otherwise described in any other subsection of this Section 4.17(a) that would constitute a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to the Parent.
(b) True, correct and complete copies of each Parent Material Contract in effect as of the date hereof have been made available to Company or publicly filed with the SEC prior to the date hereof. None of the Parent or any Parent Subsidiary is in breach of or default under the terms of any Parent Material Contract, except as has not had and would not reasonably be expected to have, individually or in the aggregate, Parent Material Adverse Effect. To the Parent’s Knowledge, as of the date hereof, no other party to any Parent Material Contract is in breach of or default under the terms of any Parent Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, Parent Material Adverse Effect, each Parent Material Contract is a valid, binding and enforceable obligation of the Parent or the Parent Subsidiary which is party thereto and, to the Parent’s Knowledge, of each other party thereto, and is in full force and effect, subject to the Enforceability Limitations.
Section 4.18. Environmental Matters. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) neither the Parent nor any Parent Subsidiary is in violation of any Environmental Law, (b) none of the properties owned or occupied by the Parent or any Parent Subsidiary is contaminated with any Hazardous Substance and (c) the Parent and the Parent

Subsidiaries have all permits, licenses and other authorizations required under any Environmental Law and the Parent and the Parent Subsidiaries are in compliance with such permits, licenses and other authorizations. As of the date hereof, no Proceeding is pending, or to the Parent’s Knowledge, threatened, concerning or relating to the operations of the Parent or any Parent Subsidiary that seeks to impose, or that is reasonably likely to result in the imposition of, any material liability arising under any Environmental Law upon the Parent or any Parent Subsidiary.
Section 4.19. Customers; Vendors; Advertisers.
(a) Section 4.19(a) of the Parent Disclosure Letter sets forth a list of the top ten (10) customers of the Parent and the Parent Subsidiaries that have a Contract with the Parent or a Parent Subsidiary, determined by the aggregate consideration paid to the Parent or the Parent Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Parent Customer” and each such contract, a “Material Parent Customer Agreement”). As of the date hereof, neither the Parent nor any Parent Subsidiary has received any written notice from any Material Parent Customer that such Material Parent Customer shall not continue as a customer of the Parent or that such Material Parent Customer intends to terminate or adversely modify existing Contracts with the Parent or the Parent Subsidiaries.
(b) Section 4.19(b) of the Parent Disclosure Letter sets forth a list of the top ten (10) vendors of the Parent and the Parent Subsidiaries, determined by the aggregate spend of the Parent and the Parent Subsidiaries during the last twelve (12) months ended December 31, 2021 (each, a “Material Parent Vendor” and each Contract pursuant to which the Parent or a Parent Subsidiary paid those amounts to the applicable Material Parent Vendor, a “Material Parent Vendor Agreement”). As of the date hereof, neither the Parent nor any Parent Subsidiary has received any written notice from any Material Parent Vendor that such Material Parent Vendor shall not continue as a vendor to the Parent or that such Material Parent Vendor intends to terminate or adversely modify existing Contracts with the Parent or the Parent Subsidiaries.
(c) Section 4.19(c) of the Parent Disclosure Letter sets forth a list of the top ten (10) advertisers, publishing customers and other commercial partners that the Parent or Parent Subsidiaries have a revenue sharing arrangement or other similar arrangement with, in each case, determined by the aggregate revenue received by the Parent and the Parent Subsidiaries from such Person during the last twelve (12) months ended December 31, 2021 (each, a “Material Parent Partner” and each Contract with each Material Parent Partner, a “Material Parent Partner Agreement”). As of the date hereof, neither the Parent nor any Parent Subsidiary has received any written notice from any Material Parent Partner that such Material Parent Partner shall not continue as an advertiser of the Parent or that such Material Parent Partner intends to terminate or adversely modify existing Contracts with the Parent or the Parent Subsidiaries. Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) all current insurance policies and insurance Contracts of the Parent and the Parent Subsidiaries are in full force and effect and are valid and enforceable and cover against the risks as are customary for companies of similar size in the same or similar lines of business and (b) all premiums due thereunder have been paid in accordance with the agreed premium payment terms. Neither the Parent nor any Parent Subsidiary has received written notice of cancellation or termination with respect to any current third-party insurance policies or insurance Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 4.20. Information Supplied. The information relating to the Parent and the Parent Subsidiaries to the extent supplied by or on behalf the Parent and the Parent Subsidiaries to be contained in, or incorporated by reference in, (a) the Registration Statement will not, at the time the Registration Statement is declared effective by the SEC contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement will not at the date it is first mailed to shareholders of the Company or to stockholders of Parent or at the time of the Company Shareholders Meeting or the Parent Stockholders Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading. The Joint Proxy Statement and the Registration Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Notwithstanding the foregoing provisions of this Section 4.20, no representation or warranty is made by the Parent with respect to information or statements made or incorporated by reference in the Registration Statement or the Joint Proxy Statement, which information or statements were not supplied by or on behalf of the Parent.
Section 4.21. Opinion of Financial Advisor. The Parent Board of Directors has received the oral opinion of Morgan Stanley & Co. LLC, to be confirmed by the delivery of its written opinion dated July 13, 2022, to the effect that, as of such date and based upon and subject to the various assumptions made, procedures followed, and limitations, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio pursuant to this Agreement is fair from a financial point of view to Parent (it being understood and agreed that such opinion is for the benefit of the Parent Board of Directors and may not be relied upon by the Company).
Section 4.22. Takeover Statutes. The Parent Board of Directors has taken all action necessary to render inapplicable to this Agreement and the Transactions any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Delaware Law or any takeover or anti-takeover provision in the Parent Governing Documents. The Parent has no stockholder rights plan, “poison-pill”, antitakeover plan or similar device in effect to which the Parent or any of its Subsidiaries is subject, party or otherwise bound.
Section 4.23. Related Party Transactions. Except as set forth in Section 4.23 of the Parent Disclosure Letter, there are no Parent Related Party Contracts in effect, nor are there any currently proposed transactions or series of related transactions or Contracts (including Parent Related Party Contracts), that would be required to be disclosed under Item 404 of Regulation S-K that have not been otherwise disclosed in the Parent SEC Documents filed prior to the date hereof.
Section 4.24. Valid Issuance. The Parent Common Stock to be issued as Merger Consideration pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by any Company Shareholder) will be free of restrictions on transfer. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Parent or any of its Subsidiaries. Parent Common Stock constitutes the only class of equity securities of the Parent or its Subsidiaries registered or required to be registered under the Exchange Act.
Section 4.25. Finders and Brokers. Other than Morgan Stanley & Co. LLC, neither Parent nor any Parent Subsidiary has employed or engaged any investment banker, broker or finder in connection with the Transactions who is entitled to any fee or any commission in connection with this Agreement or upon or as a result of the consummation of the Merger.
Section 4.26. Stock Ownership. Expect pursuant to this Agreement, neither Parent nor any Parent Subsidiary owns, or has any options or other rights to acquire, any Company Ordinary Shares or other interests in the Company.
Section 4.27. No Merger Sub Activity. Merger Sub was formed solely for purposes of the Transactions. Since its date of formation, Merger Sub has not engaged in any activities other than in connection with this Agreement and the Transactions.
Section 4.28. No Other Representations. Each of Parent and Merger Sub acknowledges that none of the Company or any of its Representatives makes, and each of Parent and Merger Sub acknowledges that it has not relied upon or otherwise been induced by, any express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent, Merger Sub or their respective Representatives in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives in certain “data rooms” or management presentations in expectation of the Transactions or the accuracy or completeness of any of the foregoing, except in each case for the representations and warranties contained in Article III and the certificate delivered pursuant to Section 7.2(d). Without limiting the generality of the foregoing, each of Parent and Merger Sub acknowledges that, except as may be expressly provided in Article III and the certificate delivered pursuant to Section 7.2(d), no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospective information that may have been made available, directly or indirectly, to Parent, Merger Sub, any of their respective Representatives or any other Person.
Section 4.29. CFIUS. In the United States, neither Parent nor any Parent Subsidiary produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies” within the meaning of Section 721 of the Defense Production Act of 1950, as amended, including all implementing regulations thereof, other than critical technologies that are eligible, pursuant to the license exception described at 31 C.F.R. § 800.401(e)(6)(ii), for export, reexport, transfer (in-country), or retransfer to a non-government end user located in a country not listed in Country Group D:1, E:1, or E:2 of Supplement No. 1 to 15 C.F.R. Part 740.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
PENDING THE MERGER
Section 5.1. Conduct of Business by the Company Pending the Closing. The Company agrees that between the date hereof and the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except (a) as set forth in Section 5.1 of the Company Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by applicable Law, (d) for any actions reasonably and in good faith taken (or failures to take action reasonably and in good faith) in response to COVID-19 or any COVID-19 Measures, or (e) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), the Company (1) shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business in all material respects, (2) shall, and shall cause each Company Subsidiary to, use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses, (y) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (z) preserve its and their relationships with customers, suppliers, vendors, resellers, licensors, licensees, Governmental Entities, and other Persons, in each case with whom the Company and the Company Subsidiaries have material business relations; and (3) shall not, and shall cause each Company Subsidiary not to, directly or indirectly:
(i) amend, modify, waive, rescind, change or otherwise restate the Company’s or any Company Subsidiary’s articles of association, certificate of incorporation, bylaws or equivalent organizational documents;
(ii) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares or other equity interests (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary) (other than dividends or distributions made by any wholly owned Company Subsidiary to the Company or any wholly owned Company Subsidiary), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its share capital or other equity interests or securities;
(iii) split, combine, subdivide, reduce or reclassify any of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, its share capital or other equity interests, except for (A) the acceptance of Company Ordinary Shares as payment of the exercise price of Company Options or for withholding Taxes in respect of Company Equity Awards or (B) any such transaction involving only wholly owned Company Subsidiaries;
(iv) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” shares, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Company Equity Award under any existing Company Equity Plan (except as otherwise provided by the express terms of any Company Equity Award), other than (A) issuances of Company Class A Shares upon conversion of Company Class B Shares, issuances of Company Ordinary Shares in respect of any exercise of Company Options outstanding on the date hereof or the vesting or settlement of Company Equity Awards outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) sales of Company Ordinary Shares pursuant to the exercise of Company Options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Company Equity Awards in order to satisfy Tax withholding obligations, or (C) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries;
(v) except as required by any Company Benefit Plan as in existence as of the date hereof or entered into in accordance with the terms of this Agreement, and except in the ordinary course of business, (A) increase the compensation or benefits payable or to become payable to current Service Providers in an amount in excess of a percentage, set forth in the Company Disclosure Letter, of the aggregate cost of such compensation and benefits in effect as of the date hereof, (B) grant to its current or former Service Providers any material increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation, other than sales commissions, to any of its current or former Service Providers other than in connection with annual or periodic performance review, (D) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Company Benefit Plan except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) or materially increase the cost to the Company of maintaining such Company Benefit Plan or the benefits provided thereunder, (E) take any action to materially amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, (F) terminate the employment of any employee at the level of vice president or above, other than for cause or failure to meet performance or evaluation targets, (G) hire any new employees, except for non-officer employees below the vice president level, other than in order to replace such employees who ceased to be employed and recruitment as part of existing expansion or growth plans, or (H) provide any funding for any rabbi trust or similar arrangement;
(vi) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between the Company and a wholly owned Company Subsidiary or solely between wholly owned Company Subsidiaries or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;
(vii) liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Company and/or the Company Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;
(viii) make any loans, advances or capital contributions to, or investments (other than within the amount permitted under clause (vi) above) in, any other Person, except for (A) loans solely among the Company and its wholly owned Company Subsidiaries or solely among the Company’s wholly owned Company Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, and (C) credit to customers or advancement of expenses to suppliers;
(ix) sell, lease, license (other than sales and non-exclusive licenses in the ordinary course of business), assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Company Permitted Liens), any of its material properties, rights or assets, except (A) dispositions of obsolete or worthless equipment, (B) Liens to financial institutions or banks in connection with ongoing services over assets or properties that are not material to the Company and its Subsidiaries, taken as a whole and (B) pursuant to transactions solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries;

(x) act, or fail to act, in each case in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material Company Intellectual Property Rights;
(xi) assign, transfer, or dispose of any material Company Intellectual Property Rights;
(xii) enter into or become bound by, or amend, modify, terminate or waive any material Contract related to the acquisition or disposition or granting of any license with respect to material Intellectual Property or material Intellectual Property Rights of any Person, or otherwise encumber any Intellectual Property or Intellectual Property Rights, other than in the ordinary course of business with respect to non-exclusive licenses;
(xiii) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Material Contract, or (B) (1) modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Material Contract or (2) waive, release or assign any rights or claims thereunder, in the case of clause (A) and (B), other than in the ordinary course of business, or (C) modify or amend, in any material respect any employment agreement (other than for actions permitted under clause (v) above);
(xiv) make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;
(xv) commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Company or any Company Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any litigation or proceeding that involves only the payment of monetary damages not in excess of the amounts set forth in the Company Disclosure Letter;
(xvi) make any material change in financial accounting policies or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;
(xvii) make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, materially amend any material Tax Return, settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes unless the settlement does not involve imposition of a material liability or restriction on the Company, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law);
(xviii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness solely among the Company and its wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries and (B) Indebtedness in an aggregate principal amount outstanding at any time incurred by the Company or any of the Company Subsidiaries that does not exceed such amount set forth in the Company Disclosure Letter, and (C) derivative financial instruments or arrangements in the ordinary course of business consistent with past practices and not for speculative purposes;
(xix) enter into any Related Party Contract or Collective Bargaining Agreement;
(xx) adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;
(xxi) subject to Section 6.2, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the Transactions on or before the Outside Date;

(xxii) cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;
(xxiii) enter into a new line of business outside of the existing business of the Company and the Company Subsidiaries, taken as a whole, where such new line of business would be material to the Company and the Company Subsidiaries, taken as a whole;
(xxiv) take any action, or knowingly fail to take any action, which action or failure to act could or could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;
(xxv) take any action, or knowingly fail to take any action, which action or failure to act could or could reasonably be expected to result in non-compliance with or a breach by the Company or a Company Subsidiary of the Spin-Off Tax Ruling;
(xxvi) take any action, or knowingly fail to take any action, which would result in the Company or any of the Company Subsidiaries claiming a capital loss with respect to any aspect of the transaction entered into with Thoma Bravo Advantage on March 20, 2021; or
(xxvii) agree or authorize, in writing or otherwise, to take any of the foregoing actions.
Section 5.2. Conduct of Business by Parent Pending the Closing. Parent agrees that between the date hereof and the earlier of the date of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except (a) as set forth in Section 5.2 of the Parent Disclosure Letter, (b) as specifically permitted or required by this Agreement, (c) as required by applicable Law, (d) for any actions reasonably and in good faith taken (or failures to take action reasonably and in good faith) in response to COVID-19 or any COVID-19 Measures, or (e) as consented to in writing by the Company (such consent not to be unreasonably withheld, conditioned or delayed), Parent (1) shall, and shall cause each Parent Subsidiary to, conduct its business in the ordinary course of business in all material respects, (2) shall, and shall cause each Parent Subsidiary to, use reasonable best efforts to (x) preserve intact its and their present business organizations, goodwill and ongoing businesses, (y) keep available the services of its and their present officers and other key employees (other than where termination of such services is for cause) and (z) preserve its and their relationships with customers, suppliers, vendors, resellers, licensors, licensees, Governmental Entities, and other Persons, in each case with whom the Parent and the Parent Subsidiaries have material business relations; and (3) shall not, and shall cause each Parent Subsidiary not to, directly or indirectly
(i) amend, modify, waive, rescind, change or otherwise restate the Parent’s or any Parent Subsidiary’s certificate of incorporation, bylaws or equivalent organizational documents;
(ii) authorize, declare, set aside, make or pay any dividends on or make any distribution with respect to its outstanding shares or other equity interests (whether in cash, assets, shares or other securities of the Parent or any Parent Subsidiary) (other than dividends or distributions made by any wholly owned Parent Subsidiary to the Parent or any wholly owned Parent Subsidiary), or enter into any agreement or arrangement with respect to voting or registration, or file any registration statement with the SEC with respect to any, of its share capital or other equity interests or securities;
(iii) split, combine, subdivide, reduce or reclassify any of its share capital or other equity interests, or redeem, purchase or otherwise acquire any of its share capital or other equity interests, or issue or authorize the issuance of any of its share capital or other equity interests or any other securities in respect of, in lieu of or in substitution for, its share capital or other equity interests, except for (A) the acceptance of Parent Common Stock as payment of the exercise price of Parent stock options or for withholding Taxes in respect of Parent stock option or restricted stock units or (B) any such transaction involving only wholly owned Parent Subsidiaries;
(iv) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares, voting securities or other equity interest in the Parent or any Parent Subsidiary, including for the avoidance of doubt, issuance of Parent Preferred Stock (to ensure obtainment of Dual Listing Permit, to the extent it becomes needed), or any securities convertible into or exchangeable or exercisable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares, voting securities or equity interest or any “phantom” shares, “phantom” share rights, share appreciation rights or share based performance units or take any action to cause to be exercisable or vested any otherwise unexercisable or unvested Parent stock option or restricted stock unit under any existing Parent Equity Plan (except as otherwise provided by the express terms of any Parent equity award), other than (A) issuances of Parent Common Stock in respect of any exercise of Parent stock options outstanding on the date hereof or the vesting or settlement of Parent stock options or restricted stock units outstanding on the date hereof, in all cases in accordance with their respective terms as of the date hereof, (B) sales of Parent Common Stock pursuant to the exercise of Parent stock options if necessary to effectuate an optionee direction upon exercise or pursuant to the settlement of Parent stock options or restricted stock units in order to satisfy Tax withholding obligations, or (C) transactions solely between the Parent and a wholly owned Parent Subsidiary or solely between wholly owned Parent Subsidiaries;
(v) except as required by any Parent Benefit Plan as in existence as of the date hereof or entered into in accordance with the terms of this Agreement, and except in the ordinary course of business, (A) increase the compensation or benefits payable or to become payable to current Parent Service Providers in an amount in excess of a percentage, set forth in the Parent Disclosure Letter, of the aggregate cost of such compensation and benefits in effect as of the date hereof, (B) grant to its current or former Parent Service Providers any material increase in severance or termination pay, (C) pay or award, or commit to pay or award, any bonuses, retention or incentive compensation, other than sales commissions, to any of its current or former Parent Service Providers other than in connection with annual or periodic performance review, (D) establish, adopt, enter into, amend or terminate any Collective Bargaining Agreement or Parent Benefit Plan except for any amendments to health and welfare plans in the ordinary course of business consistent with past practice that do not contravene the other covenants set forth in this clause (v) or materially increase the cost to the Parent of maintaining such Parent Benefit Plan or the benefits provided thereunder, (E) take any action to materially amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Parent Benefit Plan, (F) terminate the employment of any employee at the level of vice president or above, other than for cause or failure to meet performance or evaluation targets, (G) hire any new employees, except for non-officer employees below the vice president level, other than in order to replace such employees who ceased to be employed and recruitment as part of existing expansion or growth plans, or (H) provide any funding for any rabbi trust or similar arrangement;
(vi) acquire (including by merger, consolidation or acquisition of stock or assets or any other means) or authorize or announce an intention to so acquire, or enter into any agreements providing for any acquisitions of, any entity, business or assets that constitute a business or division of any Person, or all or substantially all of the assets of any Person, or otherwise engage in any mergers, consolidations or business combinations, except for (A) transactions solely between the Parent and a wholly owned Parent Subsidiary or solely between wholly owned Parent Subsidiaries or (B) acquisitions of supplies or equipment in the ordinary course of business consistent with past practice;
(vii) liquidate (completely or partially), dissolve, restructure, recapitalize or effect any other reorganization (including any restructuring, recapitalization or reorganization between or among any of the Parent and/or the Parent Subsidiaries), or adopt any plan or resolution providing for any of the foregoing;
(viii) make any loans, advances or capital contributions to, or investments (other than within the amount permitted under clause Section 5.2(vi) above) in, any other Person, except for (A) loans solely among the Parent and its wholly owned Parent Subsidiaries or solely among the Parent’s wholly owned Parent Subsidiaries, (B) advances for reimbursable employee expenses in the ordinary course of business, and (C) credit to customers or advancement of expenses to suppliers;
(ix) sell, lease, license (other than sales and non-exclusive licenses in the ordinary course of business), assign, abandon, permit to lapse, transfer, exchange, swap or otherwise dispose of, or subject to any Lien (other than Parent Permitted Liens), any of its material properties, rights or assets, except (A) dispositions of obsolete or worthless equipment, (B) Liens to financial institutions or banks in connection with ongoing services over assets or properties that are not material to the Parent and its Subsidiaries, taken as a whole and (B) pursuant to transactions solely among the Parent and its wholly owned Parent Subsidiaries or solely among wholly owned Parent Subsidiaries;

(x) act, or fail to act, in each case in any manner that would reasonably be expected to result in any loss, lapse, abandonment, invalidity or unenforceability of any material Parent Intellectual Property Rights;
(xi) assign, transfer, or dispose of any material Parent Intellectual Property Rights;
(xii) enter into or become bound by, or amend, modify, terminate or waive any material Contract related to the acquisition or disposition or granting of any license with respect to material Intellectual Property or material Intellectual Property Rights of any Person, or otherwise encumber any Intellectual Property or Intellectual Property Rights, other than in the ordinary course of business with respect to non-exclusive licenses;
(xiii) (A) enter into any Contract that would, if entered into prior to the date hereof, be a Parent Material Contract, or (B) (1) modify, amend, extend or voluntarily terminate (other than non-renewals occurring in the ordinary course of business consistent with past practice) any Parent Material Contract or (2) waive, release or assign any rights or claims thereunder, in the case of clause (A) and (B), other than in the ordinary course of business, or (C) modify or amend, in any material respect, any employment agreement (other than for actions permitted under clause (v) above);
(xiv) make any capital expenditure or expenditures, enter into agreements or arrangements providing for capital expenditure or expenditures or otherwise commit to do so;
(xv) commence (other than any collection action in the ordinary course of business consistent with past practice), waive, release, assign, compromise or settle any litigation, investigation or proceeding (for the avoidance of doubt, including with respect to matters in which the Parent or any Parent Subsidiary is a plaintiff, or in which any of their officers or directors in their capacities as such are parties), other than the compromise or settlement of any litigation or proceeding that involves only the payment of monetary damages not in excess of the amounts set forth in the Parent Disclosure Letter;
(xvi) make any material change in financial accounting policies or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or applicable Law;
(xvii) make, change or revoke any material Tax election, adopt or change any Tax accounting period or material method of Tax accounting, materially amend any material Tax Return, settle or compromise any material liability for Taxes or any Tax audit, claim or other proceeding relating to a material amount of Taxes unless the settlement does not involve imposition of a material liability or restriction on the Parent, enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law);
(xviii) redeem, repurchase, prepay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, hedges, forward contracts and option agreements), or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness solely among the Parent and its wholly owned Parent Subsidiaries or solely among wholly owned Parent Subsidiaries and (B) Indebtedness in an aggregate principal amount outstanding at any time incurred by the Parent or any of the Parent Subsidiaries that does not exceed such amount as listed the Parent Disclosure Letter, and (C) derivative financial instruments or arrangements in the ordinary course of business consistent with past practices and not for speculative purposes;
(xix) enter into any Parent Related Party Contract or Collective Bargaining Agreement;
(xx) adopt or otherwise implement any stockholder rights plan, “poison-pill” or other comparable agreement;
(xxi) subject to Section 6.2, take or cause to be taken any action that would reasonably be expected to materially delay, impede or prevent the consummation of the Transactions on or before the Outside Date;

(xxii) cancel or fail to use commercially reasonable efforts to replace or renew any material insurance policies;
(xxiii) enter into a new line of business outside of the existing business of the Parent and the Parent Subsidiaries, taken as a whole, where such new line of business would be material to the Parent and the Parent Subsidiaries, taken as a whole;
(xxiv) take any action, or knowingly fail to take any action, which action or failure to act could or could reasonably be expected to prevent or impede the Merger from qualifying for the Intended U.S. Tax Treatment;
(xxv) except pursuant to this Agreement, acquire, own, or have any options or other rights to acquire, any Company Ordinary Shares or other equity interests in the Company; or
(xxvi) agree or authorize, in writing or otherwise, to take any of the foregoing actions.
Section 5.3. No Solicitation by the Company.
(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, the Company agrees that it shall not, and it shall cause the Company’s controlled affiliates and its and their respective directors, officers and employees not to, and the Company shall instruct its and its controlled affiliates’ respective other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a Company Acquisition Proposal (provided that, if the Company receives, prior to the Company Shareholder Approval being obtained, a bona fide written Company Acquisition Proposal that did not result from a breach of this Section 5.3, the Company may contact the person who has made such Company Acquisition Proposal solely for purposes of requesting a clarification of any ambiguous terms and conditions thereof (and not for purposes of negotiating or engaging in any discussions regarding or relating thereto) so that the Company may inform itself about such Company Acquisition Proposal); (ii) participate in any negotiations regarding, or furnish to any person any non-public information relating to, the Company or any Company Subsidiary in connection with an actual or potential Company Acquisition Proposal; (iii) adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Company Acquisition Proposal; (iv) withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation; (v) if a Company Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Company Acquisition Proposal within ten (10) Business Days after the public disclosure of such Company Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to Parent, such rejection of such Company Acquisition Proposal) and reaffirm the Company Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Company Shareholders Meeting); (vi) fail to include the Company Board Recommendation in the Joint Proxy Statement; (vii) approve, or authorize, or cause the Company or any Company Subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principal, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.3) (a “Company Acquisition Agreement”); (viii) call or convene a general meeting of the Company Shareholders to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions or (ix) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi), (vii), (viii) and/or (ix), a “Company Change of Recommendation”). The Company shall, and it shall cause the Company’s controlled affiliates and its and their respective directors, officers and employees to, and the Company shall instruct its and its controlled affiliates’ respective other Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons (or provision of any non-public information to any persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal. Promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), the Company shall (A) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of an acquisition of the Company or any portion thereof within the six months prior to the date hereof (the “Company Outstanding Confidentiality Agreements”) promptly destroy or return to the Company all nonpublic information heretofore furnished by the Company or any of its Representatives to such person or any of its Representatives in accordance with the terms of such Company Outstanding Confidentiality Agreement and (B) terminate access to any physical or electronic data rooms relating to an acquisition of the Company or any portion thereof by such person and its Representatives. The Company shall enforce, and not waive, terminate or modify without Parent’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law), the Company may, with prior written notice to Parent, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 5.3) to make, on a confidential basis to the Company Board of Directors, a Company Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Company Acquisition Proposal to Parent, in each case as contemplated by this Section 5.3. For purposes of this Section 5.3, the term “person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Parent Subsidiary or any of their Representatives. For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.3 by any of the Company’s affiliates or any of their respective Representatives shall be a breach of this Section 5.3 by the Company.
(b) Notwithstanding the limitations set forth in Section 5.3(a), if the Company receives, prior to the Company Shareholder Approval being obtained, an unsolicited, bona fide, written Company Acquisition Proposal that did not result from a breach of this Section 5.3, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors (i) constitutes a Company Superior Proposal or (ii) would reasonably be expected to result in a Company Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law), then the Company may take the following actions: (x) furnish nonpublic information with respect to the Company and its Subsidiaries to the person making such Company Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from such person an executed Acceptable Confidentiality Agreement and the Company also provides Parent, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to Parent (other than information that applicable Laws prohibit from being provided to Parent, in which case, to the extent permissible, the Company shall inform Parent that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to Parent (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)), and (y) engage in discussions or negotiations with such person with respect to such Company Acquisition Proposal.
(c) The Company shall promptly (and in any event within forty-eight (48) hours) notify Parent of the Company’s or any of its affiliates or its or their respective Representatives’ receipt of any Company Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to a Company Acquisition Proposal, or any inquiry or request for nonpublic information relating to the Company or any Company Subsidiary by any person who has made or would reasonably be expected to make any Company Acquisition Proposal. Such notice shall indicate the identity of the person making the Company Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by the Company or, if such

Company Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall keep Parent reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Company Acquisition Proposal or proposals or inquiries that would reasonably be expected to lead to a Company Acquisition Proposal and keep Parent reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) as to the nature of any information requested of the Company with respect thereto and promptly (and in any event within forty-eight (48) hours) provide to Parent copies of all written materials received or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting the Company’s other obligations under this Section 5.3, the Company shall promptly (and in any event within forty-eight (48) hours) provide to Parent any material nonpublic information concerning the Company provided to any other person in connection with any Company Acquisition Proposal that was not previously provided to Parent (other than information that applicable Laws prohibit from being provided to Parent, in which case, to the extent permissible, the Company shall inform Parent that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to Parent (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)). Without limiting the foregoing, the Company shall promptly (and in any event within twenty-four (24) hours after such determination) inform Parent in writing if the Company determines to begin providing information or to engage in discussions or negotiations concerning a Company Acquisition Proposal pursuant to Section 5.3(b). The Company agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.3.
(d) Notwithstanding anything in this Section 5.3 to the contrary, but subject to Section 5.3(e), at any time prior to the Company Shareholder Approval being obtained, the Company Board of Directors may (i) make a Company Change of Recommendation (only of the type contemplated by Section 5.3(a)(iv) or Section 5.3(a)(vi)) in response to a Company Intervening Event if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisors that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law) or (ii) make a Company Change of Recommendation and cause the Company to terminate this Agreement pursuant to and in accordance with Section 8.1(c)(iii) in order to enter into a Company Acquisition Agreement providing for an unsolicited Company Acquisition Proposal received after the date of this Agreement (which did not result from a breach of this Section 5.3 and such Company Acquisition Proposal is not withdrawn) if the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors that such Company Acquisition Proposal constitutes a Company Superior Proposal, but only if the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisors that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided that notwithstanding anything to the contrary herein, neither the Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 8.1.
(e) Prior to the Company taking any action permitted (i) under Section 5.3(d)(i), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Company Board of Directors intends to effect a Company Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Company Change of Recommendation and at the end of such four (4) Business Day period the Company Board of Directors again makes the determination under Section 5.3(d)(i) (after in good faith taking into account any amendments proposed by Parent), or (ii) under Section 5.3(d)(ii), the Company shall provide Parent with four (4) Business Days’ prior written notice advising Parent that the Company Board of Directors intends to take such action and specifying the material terms and conditions of the Company Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four (4) Business Day period, the Company shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent Parent desires to negotiate) any proposal by Parent to amend the terms and conditions of this Agreement such that such Company Acquisition Proposal would no longer constitute a Company Superior Proposal and at the end of such four (4) Business Day period the Company Board of Directors again makes the determination under Section 5.3(d)(ii) (after in good faith taking into account the amendments proposed by Parent). With respect to Section 5.3(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Company Acquisition Proposal (including any revision to the amount, form or mix of consideration the Company Shareholders would receive as a result of the Company Acquisition Proposal), the Company shall notify Parent of each such amendment, revision or change in compliance with Section 5.3(c) and the applicable four (4) Business Day period shall be extended until at least three (3) Business Days after the time that Parent receives notification from the Company of each such amendment, revision or change, and the Company Board of Directors shall not take any such action permitted under Section 5.3(d)(ii) prior to the end of any such period as so extended in accordance with the terms of this Section 5.3(e); and (iii) in each of (i) and (ii), the Company shall be entitled to postpone the Company Shareholders Meeting as required in order to meet the time period reflected herein.
(f) Nothing in this Agreement shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the Company Shareholders required by applicable Law or stock exchange rule or listing agreement, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Company Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Company Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Company Change of Recommendation. For the avoidance of doubt, this Section 5.3(f) shall not permit the Company Board of Directors to make (or otherwise modify the definition of) a Company Change of Recommendation except to the extent expressly permitted by Section 5.3(d) and Section 5.3(e).
Section 5.4. No Solicitation by Parent.
(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, Parent agrees that it shall not, and it shall cause Parent’s controlled affiliates and its and their respective directors, officers and employees not to, and Parent shall instruct its and its controlled affiliates’ respective other Representatives not to, directly or indirectly: (i) solicit, initiate or knowingly encourage or facilitate (including by way of providing non-public information) any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, which constitutes or would reasonably be expected to lead to a Parent Acquisition Proposal (provided that, if Parent receives, prior to the Parent Stockholder Approval being obtained, a bona fide written Parent Acquisition Proposal that did not result from a breach of this Section 5.4, Parent may contact the person who has made such Parent Acquisition Proposal solely for purposes of requesting a clarification of any ambiguous terms and conditions thereof (and not for purposes of negotiating or engaging in any discussions regarding or relating thereto) so that Parent may inform itself about such Parent Acquisition Proposal); (ii) participate in any negotiations regarding, or furnish to any person any non-public information relating to, Parent or any Parent Subsidiary in connection with an actual or potential Parent Acquisition Proposal; (iii) adopt, approve, endorse or recommend, or propose to adopt, approve, endorse or recommend, any Parent Acquisition Proposal; (iv) withdraw, change, amend, modify or qualify, or propose to withdraw, change, amend, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation; (v) if a Parent Acquisition Proposal has been publicly disclosed, fail to publicly recommend against any such Parent Acquisition Proposal within ten (10) Business Days after the public disclosure of such Parent Acquisition Proposal (or subsequently withdraw, change, amend, modify or qualify, in a manner adverse to the Company, such rejection of such Parent Acquisition Proposal) and reaffirm the Parent Board Recommendation within such ten (10) Business Day period (or, if earlier, by the second (2nd) Business Day prior to the Parent Stockholders Meeting); (vi) fail to include the Parent Board Recommendation in the Joint Proxy Statement; (vii) approve, or authorize, or cause Parent or any Parent Subsidiary to enter into, any merger agreement, acquisition agreement, letter of intent, memorandum of understanding, agreement in principal, option agreement, joint venture agreement, partnership agreement or similar agreement or document providing for, any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 5.4) (a “Parent Acquisition Agreement”); (viii) call or convene a general meeting of the stockholders of Parent to consider a proposal that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions or (ix) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v), (vi), (vii), (viii) and/or (ix), a “Parent Change of Recommendation”). Parent shall, and it shall cause Parent’s controlled affiliates and its and their respective directors, officers and employees to, and Parent shall instruct its and its controlled affiliates’ respective other Representatives to, immediately cease any solicitation, encouragement, discussions or negotiations with any persons (or provision of any non-public information to any persons) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Acquisition Proposal. Promptly after the date hereof (and in any event within two (2) Business Days following the date hereof), Parent shall (A) request in writing that each person that has heretofore executed a confidentiality agreement in connection with its consideration of an acquisition of Parent or any portion thereof within the six months prior to the date hereof (the “Parent Outstanding Confidentiality Agreements”) promptly destroy or return to Parent all nonpublic information heretofore furnished by Parent or any of its Representatives to such person or any of its Representatives in accordance with the terms of such Parent Outstanding Confidentiality Agreements and (B) terminate access to any physical or electronic data rooms relating to an acquisition of Parent or any portion thereof by such person and its Representatives. Parent shall enforce, and not waive, terminate or modify without the Company’s prior written consent, any confidentiality, standstill or similar provision in any confidentiality, standstill or other agreement; provided that, if the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel that the failure to waive a particular standstill provision would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law, Parent may, with prior written notice to the Company, waive such standstill solely to the extent necessary to permit the applicable person (if it has not been solicited in violation of this Section 5.4) to make, on a confidential basis to the Parent Board of Directors, a Parent Acquisition Proposal, conditioned upon such person agreeing to disclosure of such Parent Acquisition Proposal to the Company, in each case as contemplated by this Section 5.4. For purposes of this Section 5.4, the term “person” means any Person or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to Parent, the Company or any Company Subsidiary or any of their Representatives. For the avoidance of doubt, any violation of the restrictions set forth in this Section 5.4 by any of Parent’s affiliates or any of their respective Representatives shall be a breach of this Section 5.4 by Parent.
(b) Notwithstanding the limitations set forth in Section 5.4(a), if Parent receives, prior to the Parent Stockholder Approval being obtained, an unsolicited, bona fide, written Parent Acquisition Proposal that did not result from a breach of this Section 5.4, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel and financial advisors (i) constitutes a Parent Superior Proposal or (ii) would reasonably be expected to result in a Parent Superior Proposal and, in each case, that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law, then Parent may take the following actions: (x) furnish nonpublic information with respect to Parent and its Subsidiaries to the person making such Parent Acquisition Proposal, if, and only if, prior to so furnishing such information, Parent receives from such person an executed Acceptable Confidentiality Agreement and Parent also provides the Company, prior to or substantially concurrently with the time such information is provided or made available to such person, any nonpublic information furnished to such other person that was not previously furnished to the Company (other than information that applicable Laws prohibit from being provided to the Company, in which case, to the extent permissible, Parent shall inform the Company that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to the

Company (provided, however, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)), and (y) engage in discussions or negotiations with such person with respect to such Parent Acquisition Proposal.
(c) Parent shall promptly (and in any event within forty-eight (48) hours) notify the Company of Parent’s or any of its affiliates or its or their respective Representatives’ receipt of any Parent Acquisition Proposal, any proposals or inquiries that would reasonably be expected to lead to a Parent Acquisition Proposal, or any inquiry or request for nonpublic information relating to Parent or any Parent Subsidiary by any person who has made or would reasonably be expected to make any Parent Acquisition Proposal. Such notice shall indicate the identity of the person making the Parent Acquisition Proposal, inquiry or request, and the material terms and conditions of any such proposal or offer or the nature of the information requested pursuant to such inquiry or request, including unredacted copies of all written requests, proposals or offers, including proposed agreements received by Parent or, if such Parent Acquisition Proposal is not in writing, a reasonably detailed written description of the material terms and conditions thereof. Without limiting Parent’s other obligations under this Section 5.4, Parent shall keep the Company reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) of the status and material terms (including any amendments or proposed amendments to such material terms) of any such Parent Acquisition Proposal or proposals or inquiries that would reasonably be expected to lead to a Parent Acquisition Proposal and keep the Company reasonably informed on a prompt and timely basis (and in any event within forty-eight (48) hours) as to the nature of any information requested of Parent with respect thereto and promptly (and in any event within forty-eight (48) hours) provide to the Company copies of all written materials received or, if such information or communication is not in writing, a reasonably detailed written description of the material contents thereof. Without limiting Parent’s other obligations under this Section 5.4, Parent shall promptly (and in any event within forty-eight (48) hours) provide to the Company any material nonpublic information concerning Parent provided to any other person in connection with any Parent Acquisition Proposal that was not previously provided to the Company (other than information that applicable Laws prohibit from being provided to the Company, in which case, to the extent permissible, Parent shall inform the Company that such information has been made available to such person and that under applicable Laws such information is prohibited from being provided to the Company (provided, however, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable disclosure of such information not in violation of and solely if permitted under such Law)). Without limiting the foregoing, Parent shall promptly (and in any event within twenty-four (24) hours after such determination) inform the Company in writing if Parent determines to begin providing information or to engage in discussions or negotiations concerning a Parent Acquisition Proposal pursuant to Section 5.4(b). Parent agrees that it will not, directly or indirectly, enter into any agreement with any person which directly or indirectly prohibits Parent from providing any information to the Company in accordance with, or otherwise complying with, this Section 5.4.
(d) Notwithstanding anything in this Section 5.4 to the contrary, but subject to Section 5.4(e), at any time prior to the Parent Shareholder Approval being obtained, the Parent Board of Directors may (i) make a Parent Change of Recommendation (only of the type contemplated by Section 5.4(a)(iv) or Section 5.4(a)(vi)) in response to a Parent Intervening Event if the Parent Board of Directors has determined in good faith after consultation with Parent’s outside legal counsel and financial advisors that the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law or (ii) make a Parent Change of Recommendation and cause Parent to terminate this Agreement pursuant to and in accordance with Section 8.1(d)(iii) in order to enter into a Parent Acquisition Agreement providing for an unsolicited Parent Acquisition Proposal received after the date of this Agreement (which did not result from a breach of this Section 5.4 and such Parent Acquisition Proposal is not withdrawn) if the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel and financial advisors that such Parent Acquisition Proposal constitutes a Parent Superior Proposal, but only if the Parent Board of Directors has determined in good faith after consultation with Parent’s outside legal counsel and financial advisors that failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Delaware Law; provided that notwithstanding anything to the contrary herein, neither Parent nor any Parent Subsidiary shall enter into any Parent Acquisition Agreement unless this Agreement has been validly terminated in accordance with Section 8.1.
(e) Prior to Parent taking any action permitted (i) under Section 5.4(d)(i), Parent shall provide the Company with four (4) Business Days’ prior written notice advising the Company that the Parent Board of Directors intends to effect a Parent Change of Recommendation and specifying, in reasonable detail, the reasons therefor, and during such four (4) Business Day period, Parent shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent the Company desires to negotiate) any proposal by the Company to amend the terms and conditions of this Agreement in a manner that would obviate the need to effect a Parent Change of Recommendation and at the end of such four (4) Business Day period the Parent Board of Directors again makes the determination under Section 5.4(d)(i) (after in good faith taking into account any amendments proposed by the Company) or (ii) under Section 5.4(d)(ii), Parent shall provide the Company with four (4) Business Days’ prior written notice advising the Company that the Parent Board of Directors intends to take such action and specifying the material terms and conditions of the Parent Acquisition Proposal, including a copy of any proposed definitive documentation, and during such four (4) Business Day period, Parent shall cause its Representatives (including its executive officers) to negotiate in good faith (to the extent the Company desires to negotiate) any proposal by the Company to amend the terms and conditions of this Agreement such that such Parent Acquisition Proposal would no longer constitute a Parent Superior Proposal and at the end of such four (4) Business Day period the Parent Board of Directors again makes the determination under Section 5.4(d)(ii) (after in good faith taking into account the amendments proposed by the Company). With respect to Section 5.4(e)(ii), if there are any material amendments, revisions or changes to the terms of any such Parent Acquisition Proposal (including any revision to the amount, form or mix of consideration the Parent stockholders would receive as a result of the Parent Acquisition Proposal), Parent shall notify the Company of each such amendment, revision or change in compliance with Section 5.4(c) and the applicable four (4) Business Day period shall be extended until at least three (3) Business Days after the time that the Company receives notification from Parent of each such amendment, revision or change, and the Parent Board of Directors shall not take any such action permitted under Section 5.4(d)(ii) prior to the end of any such period as so extended in accordance with the terms of this Section 5.4(e); and (iii) in each of (i) and (ii), Parent shall be entitled to postpone the Parent Stockholders Meeting as required in order to meet the time period reflected herein.
(f) Nothing in this Agreement shall prohibit Parent or the Parent Board of Directors from (i) disclosing to the Parent stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) making any “stop, look and listen” communication to the Parent stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or (iii) making any disclosure to the Parent stockholders required by applicable Law or stock exchange rule or listing agreement, which actions, in the case of clauses (i)-(iii), shall not constitute or be deemed to constitute a Parent Change of Recommendation so long as any such disclosure (x) includes an express reaffirmation of the Parent Board Recommendation, without any amendment, withdrawal, alteration, modification or qualification thereof and (y) does not include any statement that constitutes, and does not otherwise constitute, a Parent Change of Recommendation. For the avoidance of doubt, this Section 5.4(f) shall not permit the Parent Board of Directors to make (or otherwise modify the definition of) a Parent Change of Recommendation except to the extent expressly permitted by Section 5.4(d) and Section 5.4(e).
Section 5.5. Preparation of the Registration Statement and the Joint Proxy Statement; Company Shareholders Meeting and Parent Stockholders Meeting
(a) Parent and the Company will promptly furnish to the other Party such data and information relating to it, its respective Subsidiaries and the holders of its share capital, as the Company or Parent, as applicable, may reasonably request for the purpose of including such data and information in the Registration Statement or the Joint Proxy Statement, and, in each case, any amendments or supplements thereto.
(b) Parent and the Company shall promptly prepare, and Parent shall file with the SEC, a registration statement on Form S-4 (together with any supplements or amendments thereto, the “Registration Statement”) to register the Parent Common Stock to be issued pursuant to the Merger with the SEC as promptly as practicable and in any event no later than 30 days following the date hereof. The Registration

Statement shall include a joint proxy statement to be used for the Company Shareholders Meeting and Parent Stockholders Meeting and a prospectus with respect to the issuance of Parent Common Stock pursuant to the Merger (the “Joint Proxy Statement”). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable, and promptly thereafter Parent and the Company shall mail the Joint Proxy Statement to the Company Shareholders and the stockholders of the Parent. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information, and, without limitation of and in accordance with Section 6.20, Parent and the Company shall jointly prepare promptly any response to such comments or requests, and each of the Company and Parent agrees to permit the other (in each case, to the extent practicable), and their respective outside counsels, to participate in all meetings and conferences with the SEC. Parent shall promptly file such response and any amendments to the Registration Statements with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (A) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (B) include in such document or response all comments reasonably and promptly proposed by the other and (C) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed. The foregoing obligations of (x) the Company in clause (C) shall not apply in connection with and to the extent relating to any disclosure regarding a Company Change of Recommendation made in compliance with the terms of Section 5.3, and (y) Parent in clause (C) shall not apply in connection with and to the extent relating to any disclosure regarding a Parent Change of Recommendation made in compliance with the terms of Section 5.4.
(c) Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each party shall advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of the Company and the stockholders of Parent.
(e) The Company shall take all action necessary in accordance with applicable Laws and the Articles of Association to duly give notice of, convene and hold a general meeting of the Company Shareholders, a class meeting of the Company Class A Shares and a class meeting of the Company Class B Shares for the purpose of voting upon the approval of this Agreement and the applicable Transactions (unless explicitly provided otherwise, the Company Shareholders general meeting together with the Company Class A meeting and the Company Class B meeting, as each such meeting may be adjourned or postponed as provided below, are referred collectively herein as the “Company Shareholders Meeting”) as soon as reasonably practicable after the date hereof (but in no event later than forty (40) days following the effectiveness of the Registration Statement), and the Company shall submit to the Company Shareholders, the holders of Company Class A Shares and the holders of Company Class B Shares, as applicable, this Agreement, the Merger and the Transactions (which may include compensation related matters and, if applicable and required by Law, board nomination for Parent Board of Directors) for approval at the Company Shareholders Meeting and shall not submit any other proposal to the Company Shareholders in connection with the Company Shareholders Meeting (other than (i) if initiated and proposed by the Company Board of Directors, any proposal that the Company is required to submit under applicable Law and is directly related or inherent to the Merger and (ii) if initiated by a Company Shareholder to be included, any proposal that the Company is required to submit under applicable Law) without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed. The Company shall use its reasonable best efforts to (A) solicit from the Company Shareholders proxies in favor of the approval of this Agreement and the Transactions, including the Merger and (B) take all other action reasonably necessary or advisable to secure the Company Shareholder Approval, including, unless the Company Board of Directors has validly made a Company Change of Recommendation in accordance with Section 5.3, by communicating to the Company’s shareholders the Company Board Recommendation and including the Company Board Recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone any Company Shareholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to the Company’s shareholders or (B) if, as of the time for which the Company Shareholders Meeting is scheduled, there are insufficient Company Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Shareholders Meeting and (ii) may adjourn or postpone the Company Shareholders Meeting if, as of the time for which the Company Shareholders Meeting is scheduled, the Company reasonably determines in good faith that there are insufficient Company Ordinary Shares represented (either in person or by proxy) to obtain the Company Shareholder Approval; provided, however, that unless otherwise agreed to by the parties, the Company Shareholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Company Shareholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Shareholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Company Shareholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date. The Company shall otherwise keep Parent reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to the Company’s shareholders with respect thereto.
(f) Parent shall take all action necessary in accordance with applicable Laws and the organizational documents of Parent to duly give notice of, convene and hold a meeting of Parent’s stockholders for the purpose of voting upon the approval of the Parent Common Stock Issuance (as it may be adjourned or postponed as provided below, the “Parent Stockholders Meeting”) as soon as reasonably practicable after the date hereof (but in no event later than forty (40) days following the effectiveness of the Registration Statement), and Parent shall submit to its stockholders the Parent Common Stock Issuance for approval at the Parent Stockholders Meeting and shall not submit any other proposal to Parent’s stockholders in connection with the Parent Stockholders Meeting (other than a customary proposal regarding adjournment of the Parent Stockholders Meeting or in accordance with Section 5.5(f) of the Parent Disclosure Letter) without the prior written consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Parent shall use its reasonable best efforts to (A) solicit from the Parent stockholders proxies in favor of the approval of the Parent Common Stock Issuance and (B) take all other action reasonably necessary or advisable to secure the Parent Stockholder Approval, including, unless the Parent Board of Directors has validly made a Parent Change of Recommendation in accordance with Section 5.4, by communicating to Parent’s stockholders the Parent Board Recommendation and including the Parent Board Recommendation in the Joint Proxy Statement. Notwithstanding anything to the contrary contained in this Agreement, Parent (i) shall be required to adjourn or postpone the Parent Stockholders Meeting (A) to the extent necessary to ensure that any supplement or amendment to the Joint Proxy Statement that is required to be filed and disseminated under applicable Law is provided to Parent’s stockholders or (B) if, as of the time for which the Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone the Parent Stockholders Meeting if, as of the time for which the Parent Stockholders Meeting is scheduled, Parent reasonably determines in good faith that there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to obtain the Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than thirty (30) days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided, further, that the Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date. Parent shall otherwise keep the Company reasonably informed on a reasonably current basis regarding the status of the solicitation and any material oral or written communications from or to Parent’s stockholders with respect thereto.
(g) The parties shall cooperate and use their reasonable best efforts to hold the Company Shareholders Meeting and the Parent Stockholders Meeting on the same day and at approximately the same time. Unless there has been a Company Change of Recommendation or a Parent Change of Recommendation, as expressly permitted by Section 5.3 or Section 5.4, respectively, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s shareholders, Parent’s stockholders or any other Person to prevent the Company Shareholder Approval and Parent Stockholder Approval from being obtained.
(h) Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Section 8.1, the Company and Parent agree that (i) their respective obligations to call, give notice of, convene and hold the Company Shareholders Meeting and Parent Stockholders Meeting, as applicable, pursuant to this Section 5.5 shall not be affected by the making of a Company Change of Recommendation or a Parent Change of Recommendation, as applicable, (ii) the Company’s obligations pursuant to this Section 5.5 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Acquisition Proposal or other proposal (including, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event and (iii) Parent’s obligations pursuant to this Section 5.5 shall not be affected by the commencement, announcement, disclosure, or communication to Parent of any Parent Acquisition Proposal or other proposal (including, a Parent Superior Proposal) or the occurrence or disclosure of any Parent Intervening Event; provided that, (x) Parent shall comply with any reasonable request of the Company to amend or supplement the Joint Proxy Statement to the extent related to (i) a Company Change of Recommendation, (ii) a statement of the reason of the Company Board of Directors for making such a Company Change of Recommendation, and (iii) additional information reasonably related to the foregoing Company Change of Recommendation, and (y) the Company shall comply with any reasonable request of Parent to amend or supplement the Joint Proxy Statement to the extent related to (i) a Parent Change of Recommendation, (ii) a statement of the reason of the Parent Board of Directors for making such a Parent Change of Recommendation, and (iii) additional information reasonably related to the foregoing Parent Change of Recommendation.
ARTICLE VI

ADDITIONAL AGREEMENTS
Section 6.1. Access; Confidentiality; Notice of Certain Events.
(a) From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, the Company shall, and shall cause each Company Subsidiary to, afford to Parent and Parent’s Representatives reasonable access during normal business hours (and upon reasonable advance notice), so long as any such access does not unreasonably interfere with the Company’s business, to all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as Parent may reasonably request (including information for purposes of transition and integration planning). Notwithstanding the foregoing, the Company shall not be required by this Section 6.1(a) to provide Parent or Parent’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business consistent with past practice (provided, however, that, at Parent’s written request, the Company shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such prohibition), (ii) the access or disclosure of which would violate applicable Law (provided, however, that the Company shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such Law) or (iii) the access or disclosure of which would cause the loss of any attorney client, attorney work product or other legal privilege (provided, however, that the Company shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney client, attorney work product or other legal privilege).
(b) From the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, Parent shall, and shall cause each Parent Subsidiary to, afford to the Company and the Company’s Representatives reasonable access during normal business hours (and upon reasonable advance notice), so long as any such access does not unreasonably interfere with Parent’s business, to all information (financial or otherwise) concerning its business, properties, offices, Contracts and personnel as the Company may reasonably request (including information for purposes of transition and integration planning). Notwithstanding the foregoing, Parent shall not be required by this Section 6.1(b) to provide the Company or the Company’s Representatives with access to or to disclose information (i) that is prohibited from being disclosed pursuant to the terms of a confidentiality agreement with a third party entered into prior to the date hereof or after the date hereof in the ordinary course of business consistent with past practice (provided, however, that, at the Company’s written request, Parent shall use its commercially reasonable efforts (x) to obtain the required consent of such third party to such access or disclosure or (y) to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such prohibition), (ii) the access or disclosure of which would violate applicable Law (provided, however, that Parent shall use its commercially reasonable efforts to make appropriate substitute arrangements to permit reasonable access or disclosure not in violation of such Law) or (iii) the access or disclosure of which would cause the loss of any attorney client, attorney work product or other legal privilege (provided, however, that Parent shall use its commercially reasonable efforts to allow for such access or disclosure to the maximum extent that such access or disclosure would not jeopardize attorney client, attorney work product or other legal privilege).
(c) Each of the Company and Parent will hold, and will instruct its Representatives to hold, any nonpublic information in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.
(d) The Company shall give as soon as practicable written notice to Parent (i) of any notice or other communication received by the Company from any Governmental Entity in connection with this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement, the Transactions, including the Merger, or the transactions contemplated by the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, and (ii) of any Proceeding commenced or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries, directors or officers or otherwise relating to, involving or affecting the Company or any of its Subsidiaries, directors or officers, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement or the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to Parent and Merger Sub.

(e) Parent shall give as soon as practicable written notice to the Company (i) of any notice or other communication received by Parent from any Governmental Entity in connection with this Agreement, the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, the Transactions, including the Merger, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement, and (ii) of any Proceeding commenced or, to Parent’s Knowledge, threatened against Parent or any of the Parent Subsidiaries, directors or officers or otherwise relating to, involving or affecting Parent or any of its Subsidiaries, directors or officers, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.1(e)shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date hereof or otherwise limit or affect the remedies available hereunder to the Company.
Section 6.2. Reasonable Best Efforts.
(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the Transactions, including the Merger, as soon as practicable after the date hereof, including: (i) preparing and filing or otherwise providing, in consultation with the other Party and as promptly as practicable and advisable after the date hereof, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Transactions, including the Merger (including the 103K Tax Ruling, the 102 Tax Ruling, the Withholding Tax Ruling and/or the 104H Tax Ruling, as and if applicable); and (ii) taking all steps as may be necessary, subject to the limitations in this Section 6.2, to obtain all such waiting period expirations or terminations, consents, clearances, waivers, licenses, registrations, permits, authorizations, orders and approvals. In furtherance and not in limitation of the foregoing, each Party agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as practicable, and in any event within ten (10) Business Days after the execution of this Agreement (unless a later date is mutually agreed in writing between the Parties), and to supply as promptly as reasonably practicable and advisable any additional information and documentary materials that may be requested pursuant to the HSR Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable. Notwithstanding anything to the contrary in this Agreement, none of Parent, Merger Sub, the Company or any of their respective Subsidiaries shall be required to, and Parent, Merger Sub and the Company may not and may not permit any of their respective Subsidiaries to, without the prior written consent of Parent and the Company, (A) litigate or consent to any administrative or judicial action or proceeding or any decree, judgement, injunction or other order, whether temporary, preliminary or permanent or (B) become subject to, consent to or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (1) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub or any Subsidiary of any of the foregoing, (2) conduct, restrict, operate, invest or otherwise change the assets, the business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub or any Subsidiary of any of the foregoing in any manner or (3) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, the Surviving Company, Parent, Merger Sub or any Subsidiary of any of the foregoing.
(b) Each of Parent and the Company shall, in connection with and without limiting the efforts referenced in Section 6.2(a) to obtain all waiting period expirations or terminations, consents, clearances, waivers, licenses, orders, registrations, approvals, permits and authorizations for the Transactions under the HSR Act or any other Regulatory Law, (i) cooperate in all respects and consult with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including by allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and reasonably considering in good faith comments of the other Party,

(ii) promptly inform the other Party of any communication received by such Party from, or given by such Party to, the Antitrust Division of the Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or any other Governmental Entity, by promptly providing copies to the other Party of any such written communications, and of any communication received or given in connection with any Proceeding by a private party, in each case regarding any of the Transactions and (iii) permit the other Party to review in advance any communication that it gives to, and consult with each other in advance of any meeting, substantive telephone call or conference with, the DOJ, the FTC or any other Governmental Entity, and to the extent permitted by the DOJ, the FTC or other applicable Governmental Entity, give the other Party the opportunity to attend and participate in any in-person meetings, substantive telephone calls or conferences with the DOJ, the FTC or other Governmental Entity or other Person; provided, however, that materials required to be provided pursuant to the foregoing clauses (i)-(iii) may be redacted (A) to remove references concerning the valuation of Parent, Company or any of their respective Subsidiaries, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns; provided, further, that each of Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 6.2(b) as “Antitrust Counsel Only Material” which such material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent on the one hand or the Company on the other) or its legal counsel. Parent and the Company shall consult with and cooperate in good faith to jointly devise and control the strategy for all filings, submissions, and communications in connection with any notification or filings pursuant to the HSR Act or other applicable Regulatory Laws, so long as such strategy complies with the terms and conditions of this Agreement. Parent and the Company further agree that Parent will withdraw and refile its HSR Act notification form pursuant to 16 C.F.R. § 803.12 if necessary to avoid the issuance of a request for additional information or documentary material pursuant to 18 U.S.C. § 18a(e)(1) and 16 C.F.R. § 803.20.
(c) In connection with and without limiting the foregoing, in the event that Parent requests the Company to do so, the Company shall give any notices to third parties required under Contracts, and the Company shall use, and cause each of the Company Subsidiaries to use, its reasonable best efforts to obtain any third party consents to any Contracts that are necessary, proper or advisable to consummate the Transactions, including the Merger. Notwithstanding anything to the contrary herein, none of Parent, the Company or any of their respective Subsidiaries shall be required to pay any consent or other similar fee, payment or consideration, make any other concession or provide any additional security (including a guaranty), to obtain such third party consents (except, in the case of the Company, if requested by Parent and subject to the occurrence of the Closing).
(d) From the date of this Agreement until the Closing, no Party nor any of such Party’s Subsidiaries shall acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or any equity in, or by any other manner, any assets or Person, if the execution and delivery of a definitive agreement relating to, or the consummation of, such acquisition would reasonably be expected to: (i) impose any delay in obtaining, or increase the risk of not obtaining, any waiver, permit, approval, clearance or consent under the HSR Act or any Regulatory Law or which is otherwise required to satisfy the conditions set forth in Section 7.1(d) or Section 7.1(e), (ii) materially increase the risk of a Governmental Entity seeking or entering an order, injunction, decree or ruling prohibiting the consummation of the Transactions, (iii) materially increase the risk of not being able to remove any such order, injunction, decree or ruling on appeal or otherwise, or (iv) otherwise prevent or delay the consummation of the Transactions.
Section 6.3. Publicity. So long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective Subsidiaries, shall issue or cause the publication of any press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this Agreement or the Company Shareholder Voting Agreement or Parent Stockholder Voting Agreement without the prior written consent of the other Party, unless the Company or Parent, as the case may be, determines, after consultation with outside counsel, that it is required by applicable Law or Governmental Entity or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of such press release or other public announcement or disclosure with respect to the Merger, the other Transactions or this

Agreement or the Company Shareholder Voting Agreement or Parent Stockholder Voting Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or other announcement or disclosure in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto; provided, however, that the Parties shall not be required by this Section 6.3 to provide any such review or comment to the other Party relating to (a) any dispute between the Parties relating to this Agreement, or (b) a public announcement or press release issued in connection with the receipt and existence of a Company Acquisition Proposal or Parent Acquisition Proposal and matters related thereto or a Company Change of Recommendation or Parent Change of Recommendation other than as set forth in Section 5.3 or Section 5.4, as applicable; provided, further, that each Party and their respective Subsidiaries and Representatives may make statements that are consistent with previous press releases, public disclosures or public statements made by Parent or the Company in compliance with this Section 6.3 or make statements regarding the actual or expected financial impact (including earnings guidance) of the Merger, this Agreement, the Company Shareholder Voting Agreement, the Parent Stockholder Voting Agreement or the Transactions or transactions contemplated by such voting agreements, on such Party.
Section 6.4. D&O Insurance and Indemnification.
(a) For seven (7) years from and after the Effective Time, Parent shall, and shall cause the Surviving Company to, indemnify and hold harmless all past and present directors and officers of the Company and the Company Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including advancing attorneys’ fees and expenses prior to the final disposition of any actual or threatened claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law and the Articles of Association; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction determines in a final, nonappealable judgement that such Indemnified Party is not ultimately entitled), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, investigation, suit or proceeding in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions), whether asserted or claimed prior to, at or after the Effective Time, in connection with such Persons serving as an officer, director, employee or other fiduciary of the Company or any Company Subsidiary or of any other Person if such service was at the request or for the benefit of the Company or any Company Subsidiary, to the fullest extent permitted by applicable Law and the Articles of Association or the organizational documents of the applicable Company Subsidiary (as applicable) or any indemnification agreements with such Persons in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement. Notwithstanding anything herein to the contrary, if any Indemnified Party notifies the Surviving Company on or prior to the seventh (7th) anniversary of the Effective Time of a matter in respect of which such Person intends in good faith to seek indemnification pursuant to this Section 6.4, the provisions of this Section 6.4 shall continue in effect with respect to such matter until the final disposition of all claims, actions, investigations, suits and proceedings relating thereto. Without limitation of the foregoing, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and any Subsidiaries of the Company under any and all indemnification agreements entered into prior to the date hereof between the Company or any Subsidiaries of the Company and any of their respective current or former directors and officers (to the extent provided to Parent prior to the date hereof).
(b) Without limitation of the foregoing, for seven (7) years after the Effective Time, Parent shall cause to be maintained in effect the provisions in (i) the Articles of Association and (ii) any indemnification agreement of the Company or a Company Subsidiary with any Indemnified Party in existence on the date of this Agreement and provided to Parent prior to the date of this Agreement, except to the extent that such agreement provides for an earlier termination, in each case, regarding elimination of liability, indemnification of officers, directors and employees and advancement of expenses that are in existence on the date hereof, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions).
(c) At or prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a seven (7)-year prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent or no less than the policies in effect immediately prior to Closing (as set forth in Section 6.4 of the Company Disclosure Letter), of directors’ and officers’ liability insurance then maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time; provided, however, that the Company shall not commit or spend on such “tail” policy, in the aggregate, more than three hundred percent (300%) of the Aggregate Premium paid by the Company prior to Closing for the Company’s then current policies of directors’ and officers’ liability insurance prior to the Closing (such three hundred percent (300%) the “Base Amount”), and if the cost of such “tail” policy would otherwise exceed the Base Amount, the Company shall be permitted to purchase only as much coverage as reasonably practicable for the Base Amount. The Company shall in good faith consult with Parent prior to the Closing with respect to the procurement of such “tail” policies, including with respect to the selection of the broker, available policy price and coverage options. In the event the Company is unable to purchase such “tail” policies, for seven (7) years after the Effective Time, Parent shall maintain policies of directors’ and officers’ liability insurance that provides coverage for events occurring at or prior to the Effective Time for the Indemnified Parties that is substantially equivalent to the Company’s policies in effect immediately prior to Closing, of directors’ and officers’ liability insurance; provided, however, that Parent shall not be required to pay an annual premium for such insurance in excess of the Base Amount, but in such case shall purchase as much coverage as is reasonably available for the Base Amount.
At or prior to the Effective Time, the Company shall use its reasonable best efforts to purchase a 12 months prepaid “tail” policy on terms and conditions providing coverage retentions, limits and other material terms substantially equivalent or no less than the policies in effect immediately prior to Closing (as set forth in Section 6.4 of the Company Disclosure Letter), of fiduciary liability insurance then maintained by the Company and the Company Subsidiaries with respect to matters arising at or prior to the Effective Time at a premium that shall not exceed 100% of the annual premium. In the event that the Company is unable to purchase such “tail” policies for twelve months after the Effective Time, Parent shall maintain policies of fiduciary liability insurance that provides coverage for events occurring at or prior to the Effective Time for the Indemnified Parties that is substantially equivalent to the Company’s policies in effect immediately prior to Closing of fiduciary liability insurance, provided, however, that Parent shall not be required pay an annual premium for such insurance in excess of such 100% of the annual premium.
“Aggregate Premium” shall mean as set forth on Section 6.4 of the Company Disclosure Letter.
(d) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.4. The rights and obligations under this Section 6.4 shall survive consummation of the Merger and shall not be terminated or amended in a manner that is adverse to any Indemnified Party without the written consent of such Indemnified Party. The Parties acknowledge and agree that the Indemnified Parties shall be third party beneficiaries of this Section 6.4, each of whom may enforce the provisions thereof. Subject to applicable Law, the rights of the Indemnified Parties (and other persons who are beneficiaries under the tail policy (and their heirs and representatives)) under this Section 6.4 shall be in addition to, and not in substitution for, any other rights that such persons may have under the articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries (to the extent provided to Parent prior to the date hereof), or applicable Law (whether at law or in equity).
Section 6.5. Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute and no takeover or anti-takeover provision in the Articles of Association, if any, is or becomes applicable to the Merger or any of the other Transactions and (b) if any such

Takeover Statute or any takeover or anti-takeover provision in the Articles of Association is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute or takeover or anti-takeover provision in the Articles of Association on the Merger and the other Transactions. No Company Change of Recommendation shall change, or be deemed to change, or permit the Company or the Company Board of Directors to change, in any manner or respect, the approval of the Company Board of Directors for purposes of causing any Takeover Statute or any takeover or anti-takeover provision in the Articles of Association, if any, to be inapplicable to the Merger or any of the other Transactions.
Section 6.6. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement. For the avoidance of doubt, any violation of the obligations of Merger Sub under this Agreement shall also be deemed to be a breach of this Agreement by Parent.
Section 6.7. Employee Matters.
(a) Effective as of the Effective Time and for a period of twelve (12) months thereafter, Parent shall provide to each employee of the Company and Company Subsidiary who continues to be employed by Parent or any Parent Subsidiary (the “Continuing Employees”), (i) at least the same wage rate or base salary as in effect for such Continuing Employee immediately prior to Closing, (ii) no less favorable severance rights than those in effect for such Continuing Employee immediately prior to Closing, and (iii) employee benefits (including cash bonus opportunities, retirement, health and welfare benefits, but excluding equity incentive compensation and change in control or retention bonuses) that are no less favorable than those in effect for such Continuing Employee immediately prior to Closing; provided that for the avoidance of doubt, any compensation, equity opportunities or benefits grants, increases or amendments made in violation of Section 5.1(iv) and Section 5.1(v) during the period between the date hereof and the Closing shall not be taken into account for purposes of this Section 6.7(a).
(b) For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and Parent Subsidiaries providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall, subject to applicable Law and applicable Tax qualification requirements, be credited with his or her years of service with the Company and the Company Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any New Plans to the extent coverage under such New Plan is of a similar type as the Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii)(A) for purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent or its applicable Subsidiary shall use its commercially reasonable efforts to cause all preexisting condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, unless such conditions would not have been waived under the Old Plan in which such Continuing Employee participated immediately prior to the Effective Time and (B) Parent and its applicable Subsidiary shall use commercially reasonable efforts to cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.
(c) If, at least ten (10) Business Days prior to the Effective Time, Parent provides written notice to the Company directing the Company to terminate its 401(k) plan(s), the Company shall terminate any 401(k) plans effective as of the day immediately preceding the day on which the Effective Time occurs (the

“401(k) Termination Date”). In the event that Parent requests that such 401(k) plan(s) be terminated, the Company shall provide Parent with evidence that such 401(k) plan(s) have been terminated pursuant to resolution of the Company Board of Directors at least one (1) Business Day prior to the day on which the Effective Time occurs, but conditioned upon the occurrence of the Closing; provided that, prior to amending or terminating the Company’s 401(k) plan(s), the Company shall provide Parent with the form and substance of any applicable resolutions or amendments for review and approval (which approval shall not be unreasonably withheld, conditioned or delayed). If the Company 401(k) plan(s) is terminated pursuant to this Section 6.7(c), then as soon as practicable following the 401(k) Termination Date, Parent shall permit all Continuing Employees who were eligible to participate in the Company’s 401(k) plan(s) immediately prior to the 401(k) Termination Date to participate in Parent’s 401(k) plan and shall permit each such Continuing Employee to elect to transfer his or her account balance when distributed from the terminated Company 401(k) plan(s) to Parent’s 401(k) plan, including any outstanding participant loans, to the extent permissible under Parent’s 401(k) plan.
(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent or any affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise under applicable Law or in a written agreement between Parent, the Company or any affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Benefit Plan or employee benefit plan of Parent or Merger Sub or (ii) create any third party rights in any current or former service provider of the Company or its affiliates (or any beneficiaries or dependents thereof).]
Section 6.8. Rule 16b-3. Prior to the Effective Time, the Company and Parent shall, as applicable, take all such steps as may be reasonably necessary or advisable to cause any dispositions of Company equity securities (including derivative securities) and acquisitions of Parent equity securities pursuant to the Transactions by each individual who is a director or officer of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 6.9. Stockholder Litigation.
(a) The Company shall provide Parent prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any Company Shareholder or purported shareholder of the Company against the Company, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement, the Parent Stockholder Voting Agreement or the Company Shareholder Voting Agreement, and shall keep Parent informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. The Company shall give Parent the opportunity to participate (at Parent’s expense) in (but not control) the defense or settlement of any such litigation and reasonably cooperate with Parent in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without Parent’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that Parent may, in its sole discretion, withhold such consent to any settlement which does not include (for any litigation in which Parent is defendant) a full release of Parent and its affiliates (including the Surviving Company and its Subsidiaries) or which imposes an injunction or other equitable relief on the Company, Parent or any of their affiliates (including the Surviving Company and its Subsidiaries). In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9(a) and Section 5.1 or Section 6.2, the provisions of this Section 6.9(a) shall control.
(b) Parent shall provide the Company prompt notice (and in any event within forty-eight (48) hours) of any litigation brought by any stockholder of Parent or purported stockholder of Parent against Parent, any of its Subsidiaries and/or any of their respective directors or officers relating to the Merger or any of the other Transactions or this Agreement, the Company Shareholder Voting Agreement or the Parent Stockholder Voting Agreement, and shall keep the Company informed on a prompt (and in any event within forty-eight (48) hours of any material development or update) and timely basis with respect to the status thereof. Parent shall give the Company the opportunity to participate (at the Company’s expense) in (but not control) the defense or settlement of any such litigation and reasonably cooperate with the Company in conducting the defense or settlement of such litigation, and no such settlement shall be agreed without the Company’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed, except that the Company may, in its sole discretion, withhold such consent to any settlement which does not include (for any litigation in which Company is a defendant) a full release of the Company and its affiliates or which imposes an injunction or other equitable relief on Parent, the Company or their affiliates. In the event of, and to the extent of, any conflict or overlap between the provisions of this Section 6.9(b) and Section 5.2 or Section 6.2, the provisions of this Section 6.9(b) shall control.
Section 6.10. Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions necessary to delist the Company Class A Shares from the NYSE and terminate its registration under the Exchange Act as promptly as practicable after the Effective Time; provided that such delisting and termination shall not be effective until the Effective Time.
Section 6.11. Director Resignations. The Company shall use its reasonable best efforts to cause to be delivered to Parent resignations executed by each director of the Company in office as of immediately prior to the Effective Time and effective upon the Effective Time.
Section 6.12. Stock Exchange Listing. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance at or prior to the Effective Time.
Section 6.13. Treatment of Company Indebtedness. If, after consultation with the Company, Parent requests at least fifteen (15) Business Days prior to the Closing Date, the Company shall (and shall cause the Company Subsidiaries to) deliver all notices and take all other actions required to facilitate on or prior to the Effective Time the termination of all commitments outstanding under Indebtedness of the Company for borrowed money, the repayment in full of all obligations outstanding thereunder, the release of all Liens securing such obligations, and the release of all guarantees in connection therewith, in each case effective as of or substantially concurrently with the Effective Time. In furtherance and not in limitation of the foregoing, the Company shall, and shall cause the Company Subsidiaries to, (A) use reasonable best efforts to deliver to Parent at least five (5) Business Days prior to the Closing Date, a draft payoff letter with respect to such outstanding Indebtedness for borrowed money requested by Parent to be repaid (the “Payoff Letter”) and draft related release documentation, (B) use reasonable best efforts to deliver to Parent at least two (2) Business Days prior to the Closing Date, an executed Payoff Letter and (C) deliver to Parent on the Closing Date executed related release documentation, in each case, in form and substance customary for transactions of this type, from the agent on behalf of the Persons to whom such Indebtedness is owed, which Payoff Letter shall include the payoff amount and provide that all guarantees and Liens granted in connection therewith relating to the assets, rights and properties of the Company and the Company Subsidiaries securing such Indebtedness shall, upon the payment of the amount set forth in the Payoff Letter be released and terminated.
Section 6.14. Related Party Contracts. Except as set forth on Section 6.14 of the Company Disclosure Letter and excluding any employment or indemnification agreements made available to Parent, the Company shall cause to be settled and terminated without any consideration, effective prior to or as of the Closing, all Related Party Contracts, in each case, (a) whether or not such Contract is entered into after the date hereof and (b) without any continuing or further liability of any party thereto.
Section 6.15. Voting Agreement.
(a) The Company shall instruct its transfer agent not to register the transfer of any Covered Shares (as defined in the Company Shareholder Voting Agreement) made or attempted to be made in violation of the Company Shareholder Voting Agreement.
(b) Parent shall instruct its transfer agent not to register the transfer of any Covered Shares (as defined in the Parent Stockholder Voting Agreement) made or attempted to be made in violation of the Parent Stockholder Voting Agreement.

Section 6.16. Control of the Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.
Section 6.17. Merger Proposal; Certificate of Merger.
(a) Subject to the ICL, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as applicable, take the following actions within the timeframes set forth in this Section 6.17(a); provided, however, that any such actions or the timeframes for taking such actions shall be subject to any amendment in the corresponding applicable provisions of the ICL (and, in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.17(a) accordingly):
(i) as promptly as practicable following the date hereof, cause a merger proposal (in the Hebrew language) in a form reasonably satisfactory to Parent and the Company (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL;
(ii) within three days after calling of the Company Shareholders Meeting in accordance with the terms of this Agreement, deliver and file the Merger Proposal with the Companies Registrar in accordance with Section 317(a) of the ICL;
(iii) following the date on which the Merger Proposal is submitted to the Companies Registrar (the “Merger Proposal Submission Date”), to the extent applicable with respect to each of the Company and Merger Sub:
(A) publish a notice to their respective creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered office, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, (x) in two daily Hebrew newspapers on the Merger Proposal Submission Date, and (y) in a popular newspaper in New York within three business days after the Merger Proposal Submission Date as may be required by applicable Law;
(B) within three days after the Merger Proposal Submission Date, cause a copy of the Merger Proposal to be delivered to their respective secured creditors, if any;
(C) within three business days after the Merger Proposal Submission Date, send to the Company’s and Merger Sub’s “employees committee” (Va’ad Ovdim), if any, or display in a prominent place at the Company’s and, if applicable, Merger Sub’s, premises a copy of the notice published in a daily Hebrew newspaper in accordance with clause (iii)(A)(x) of this Section 6.17(a); and
(D) within four business days after the Merger Proposal Submission Date, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub (or, with respect to Merger Sub, Parent), as applicable, is aware of, which shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were identified in the notice referred to in clause (iii)(A) of this Section 6.17(a);
(iv) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding clause (iii), but in any event no more than three business days following the date on which the notice referred to in clause (iii)(B) above was sent to their respective secured creditors, if any, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to such respective creditors, if any, under Section 318 of the ICL;
(v) not later than three days after (A) the date on which the Company Shareholder Approval is obtained, the Company shall inform the Companies Registrar of such approval, and (B) the date on which the sole shareholder of Merger Sub approves the Merger, Merger Sub shall inform the Companies Registrar of such approval, in each case in accordance with Section 317(b) of ICL; and

(vi) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall (and Parent shall cause Merger Sub to), as promptly as practicable after the determination of the date on which the Closing is expected to take place in accordance with Section 1.3, in coordination with each other, deliver to the Companies Registrar a notice of the proposed date of the Closing (which shall be the date on which the Merger shall be declared effective) and the subsequent notice of the occurrence of the Closing, including a final affidavit signed by an authorized officer of Company and Merger Sub, as applicable, stating that no shareholder or creditor of the Company or Merger Sub, as applicable, nor any antitrust authority has objected to the Merger. For the avoidance of doubt, it is the intention of the Parties and the Parties shall request that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date.
(b) Solely for purposes of Section 6.17(a), “business day” shall have the meaning set forth in the Merger Regulations 2000 promulgated under the ICL.
(c) Promptly following the date hereof, the sole shareholder of Merger Sub shall approve the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing).
Section 6.18. Israeli Securities Authority Approval; Dual-Listing.
(a) As soon as practicable after the execution of this Agreement (but in any event within no more than three (3) Business Days after the date hereof), Parent shall cause its Israeli counsel to prepare and file with the Israeli Securities Authority (the “ISA”) an application, in form and substance reasonably acceptable to the Company, for, and shall use reasonable best efforts to obtain a No-Action Letter from the ISA. If the ISA No-Action Letter has not been obtained by the date that is forty five (45) days after the execution of this Agreement, unless otherwise agreed in writing by the Parent and the Company, Parent shall prepare and use reasonable best efforts to receive a permit from the Tel Aviv Stock Exchange (“TASE”) for a registration statement with respect to the dual listing of the Parent Common Stock, including all shares of Parent Common Stock underlying shares of Parent’s convertible securities, at the TASE and a permit from the ISA and the TASE to not publish a prospectus, which permit would also apply to the Merger Consideration and which permit may be a contingent permit subject to the filing by Parent of the Registration Statement with the SEC in accordance with the provisions of Section 5.5 (collectively, the “Dual Listing Permit”).
(b) The Company and Parent shall cooperate in connection with (i) the preparation and filing of the application for the ISA No-Action Letter, (ii) if applicable, preparation and filing of all documents pertaining to the Dual Listing Permit and (iii) the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the ISA No-Action Letter or to receive the Dual Listing Permit, as applicable. Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the ISA or the TASE or any request from the ISA or the TASE, including with respect to amendments or supplements to (x) the request for the ISA No-Action Letter, or (y) the request for the Dual Listing Permit, and shall provide the other with copies of all correspondence between it and its Representatives, on the one hand, and the ISA or the TASE, on the other hand, with respect thereto. Each of the Company and Parent shall use its reasonable best efforts to respond as soon as reasonably practicable to any comments from the ISA and the TASE, including with respect to the request for the ISA No-Action and Dual Listing Permit. Notwithstanding the foregoing, prior to final approval of the ISA No-Action Letter or Dual Listing Permit, as applicable, Parent shall (A) provide the Company with an opportunity to review and comment on such document or response (including the proposed final version of such document or response), which shall not be unreasonably withheld, conditioned or delayed, and (B) reasonably consider all comments reasonably proposed by the Company. Parent shall advise the Company promptly after receipt of the ISA No-Action Letter or Dual Listing Permit, as applicable.
(c) If despite the foregoing efforts, the Dual Listing Permit is not obtained by the date that is ninety (90) days after the execution of this Agreement, Parent shall take reasonable best efforts to cause the offering and issuance of the Merger Consideration to comply with the Israeli Securities Law, including the preparation and filing of any other registration statement, prospectus or other document in compliance with the Israeli Securities Law and obtaining any necessary approval or permit from the ISA with respect to such registration statement, prospectus or other document (the “Alternative ISA Approvals”).

(d) In the event that the ISA No-Action Letter has not been obtained by the date that is forty five (45) days after the execution of this Agreement, Parent shall take all necessary action in order to obtain an exemption under Section 15D of the Israeli Securities Law with respect to the assumption of the 102 Options and 102 RSUs under Section 2.3 hereof held by current Israeli employees of the Company and its Israeli resident subsidiaries.
Section 6.19. Tax Rulings.
(a) Promptly following the execution of this Agreement, the Company shall instruct its legal counsels, advisors and accountants, to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, an application for a tax ruling confirming the Merger under this Agreement, for Israeli tax purposes, as a tax free merger pursuant to Section 103K of the Ordinance (and confirmation that such Merger shall not be deemed a breach of a previous re-organization performed by the Company in connection with which the ITA issued the Spin-Off Tax Ruling), subject to statutory or customary terms and conditions regularly associated with such a ruling to be included within the ruling (the “103K Tax Ruling”). To the extent Parent will request the 103K Tax Ruling to address the potential post-Closing reorganization set forth on Section 6.19(a) of the Parent Disclosure Letter (the “Post-Closing Reorganization”), Parent and its advisors shall provide to the Company and its tax advisors information requested by the Company with the respect to the proposed Post-Closing Reorganization and shall include in the application for such ruling, in full coordination with the Company and its tax advisors, a note regarding Parent’s intention to reorganize its holding structure after Closing, and if requested by the Company or the ITA, any information and details accurately describing the Post-Closing Reorganization, in each case subject to the approval of the Company and its tax advisors which consent shall not be unreasonably withheld, conditioned or delayed. The Company will, in coordination and together with Parent, present to the ITA, and include in the application for the 103K Tax Ruling, a request for confirmation of the ITA that the Post-Closing Reorganization shall not be deemed a breach of the 103K Tax Ruling. In any event, neither Parent nor the Company shall independently apply to, approach or conduct any discussions with the ITA with respect to the Post-Closing Reorganization, unless coordinated in advance and in agreement with the Parties and their advisors. Parent shall not require, or cause, the Closing, nor the obtaining of the 103K Tax Ruling, to be in any way conditioned upon any such Post-Closing Reorganization or favorable tax treatment thereof. The Closing hereunder is not conditioned upon, and shall not be delayed for, the receipt of any ruling in respect of the Post-Closing Reorganization. If it becomes reasonably apparent that the ITA will not approve the Post-Closing Reorganization as part of the 103K Tax Ruling, that the Closing would or would reasonably likely be delayed, or that the inclusion of the Post-Closing Reorganization will include conditions or limitations that are reasonably likely to negatively affect the 103K Tax Ruling and the Company’s shareholders, then the Company will (with the prior consent of Parent, not to be unreasonably withheld, conditioned or delayed) be entitled to withdraw the applicable portion of the application to the ITA (as it relates to the Post-Closing Reorganization), and Parent shall not pursue such Post-Closing Reorganization prior to the Closing or, without ITA approval (which approval shall include written confirmation that such approval and the Post-Closing Reorganization does not negatively affect the 103K Tax Ruling), after the Closing. To the extent that prior to Closing the ITA approves the Post-Closing Reorganization subject to conditions or limitations that are reasonably likely to affect the 103K Tax Ruling and the Company’s shareholders prior to or after the Closing, such conditions or limitations shall be subject to the Company’s approval (not to be unreasonably withheld, conditioned or delayed).
(b) To the extent the 103K Tax Ruling does not address the tax treatment for the 102 Options, 102 RSUs and/or 102 Shares, then as soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its legal counsel, advisors and accountants to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, an application for a ruling by the ITA in form and substance reasonably acceptable to Parent confirming, among other things, that the assumption and exchange of 102 Options, 3(i) Options and 102 RSUs for Converted Parent RSUs and Converted Parent Stock Options and the exchange of 102 Shares for shares of Parent Common Stock shall not constitute a taxable event and Tax continuity shall apply to the Converted Parent RSUs and Converted Parent Stock Options and shares of Parent Common Stock (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “102 Tax Ruling”).

(c) Notwithstanding anything to the contrary set forth in Section 6.19(a), the Company shall not withdraw any application filed by the Company (or the Company Subsidiaries) with respect to the 103K Tax Ruling without the prior consent of Parent (not to be unreasonably withheld, conditioned or delayed). If so withdrawn, and subject to the Company’s agreement, the Company may instruct its legal counsels, advisors and accountants to prepare and file with the ITA, in full coordination with Parent and Parent’s Israeli counsel and tax advisors, the following rulings:
(i) an application to a deferral of the Israeli Tax liability of any holder of Company Ordinary Shares, if any, to such dates set forth in Section 104H of the Ordinance (the “104H Tax Ruling”). Any costs associated with the 104H Tax Ruling shall be paid by the Company and Parent prior to the Closing on an equal basis; and/or
(ii) with respect to holders of Company Ordinary Shares (other than recipients covered under the 102 Tax Ruling or 104H Tax Ruling, if any), an application (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Ordinary Shares from which Tax is to be withheld (if any) and the rate or rates of withholding to be applied (the “Withholding Tax Ruling” and, together with the 103K Tax Ruling, 102 Tax Ruling and the 104H Tax Ruling, if any, the “Tax Rulings”).
(d) The process of the Tax Rulings will be led by the Company and its tax advisors, with full coordination and cooperation with Parent. The Company, Parent and their respective Israeli counsels and Tax advisors shall cooperate with each other with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain any of the applicable Tax Rulings, and any costs associated with the application for such Tax Rulings shall be paid by the Company and Parent prior to the Closing on an equal basis. No application to the ITA with respect to the Tax Rulings shall be made unless the Company, Parent and their respective Israeli counsels and Tax advisors review, reasonably and timely comment on and approve the draft application for such rulings which approval shall not be unreasonably withheld, conditioned or delayed. The Company shall inform the Parent and its Israeli tax advisors in advance of any discussion or meeting with the ITA and the Company, Parent and their respective Israeli tax advisors shall be allowed to participate in all discussions and meetings with the ITA relating to such rulings. Should Parent’s counsel or tax advisors not attend any meeting or discussion with the ITA, the counsel of Company shall provide the Israeli counsel and tax advisors of Parent with a written update of any meeting or discussion with the ITA relating to such Tax Rulings within two (2) Business Days of such meeting or discussion. The final text of the submissions to the ITA and the final text of the Tax Rulings shall be subject to the prior written confirmation of the Company, Parent and their respective Israeli legal counsels and Tax advisors (which confirmation shall not be unreasonably withheld, conditioned or delayed), it being agreed that in connection therewith, the Parties shall not object to any restrictions, conditions or obligations that are either statutorily required pursuant to Section 103K, 104H or other applicable sections of the Ordinance, or are otherwise regularly associated with such rulings and reasonably required by the ITA. The Parties shall use reasonable best efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to obtain the Tax Rulings, as promptly as practicable, including by signing the Tax Rulings at the request of the ITA. Parent hereby undertakes, at all times following the Closing, (i) to comply, and to cause its Subsidiaries to comply, with all of the terms and conditions of the 103K Tax Ruling (including statutory requirements of Section 103K of the Ordinance) (or, if applicable, the 104H Tax Ruling), and (ii) to refrain from taking or failing to take such actions, which actions or omissions would or would be reasonably expected to breach, jeopardize or adversely change the effectiveness of, and/or the favorable tax treatment prescribed under, such Tax Rulings).

Section 6.20. U.S. Tax Matters.
(a) For U.S. federal income tax purposes, (i) the Parties hereto intend that the Merger qualifies for the Intended U.S. Tax Treatment and (ii) this Agreement is intended to be, and is hereby adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to which the Parent, Merger Sub and the Company are parties under Section 368(b) of the Code.
(b) Each of the Parties hereto shall use reasonable best efforts to cause the Merger to qualify for the Intended U.S. Tax Treatment, and no such Party shall take or knowingly fail to take any action which action or inaction would reasonably be expected to prevent or impede the Intended U.S. Tax Treatment. Each of the Parties hereto shall report the Merger on their Tax Returns consistent with the Intended U.S. Tax Treatment and shall not take any position inconsistent with the Intended U.S. Tax Treatment unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.
(c) The Parties shall reasonably cooperate with each other and their respective tax counsel to document and support the Intended U.S. Tax Treatment by taking the actions described on Section 6.20(c) of the Company Disclosure Letter.
Section 6.21. Registration Rights. At the Closing, Parent and each shareholder of the Company who is currently party to the Company Shareholders Agreement and shall be, immediately after the Effective Time, an affiliate (as such terms is defined in Rule 12b-2 promulgated under the Exchange Act)) of Parent, shall enter into a Registration Rights Agreement substantially in the form attached hereto as Annex D.
Section 6.22. Parent Board Matters. Prior to the Closing, Parent shall take all necessary corporate action so that upon and after the Closing, the size of the Parent Board of Directors is increased by three (3) members to a total of thirteen (13) members. Prior to the Closing, Parent shall designate three individuals ((x) one of whom shall be the Chief Executive Officer of the Company and (y) the other two of whom shall be members of the Company Board of Directors as of the date hereof (each of whom qualify as “independent” pursuant to the requirements under the NYSE) and selected by the Company upon prior consultation with Parent; provided in all cases subject to such individual not being a bad actor as defined in SEC Rule 506(c)) (the “Designees”), and Parent shall (a) appoint the Designees to the Parent Board of Directors to fill the vacancies on the Parent Board of Directors created by such increase (effective upon the Closing), (b) allow the Designees to hold office in accordance with Parent’s Organizational Documents on the same terms as other members of the Parent Board of Directors, (c) designate each such Designee in a different class of the Parent Board of Directors (effective upon the Closing), (d) appoint each Designee that qualifies as “independent” pursuant to the requirements under the NYSE to one (and only one) committee of the Parent Board of Directors (effective upon the Closing), and (e) execute an indemnification agreement in Parent’s standard form of director indemnification agreement with each Designee (effective upon the Closing).
ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER
Section 7.1. Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:
(a) Company Shareholder Approval and Parent Stockholder Approval. The Company Shareholder Approval and the Parent Stockholder Approval shall have been obtained.
(b) NYSE Listing. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on the NYSE (or any successor inter-dealer quotation system or stock exchange thereto) subject to official notice of issuance.
(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by the SEC seeking a stop order.
(d) Government Consents. The waiting period (or extensions thereof) under the HSR Act relating to the Transactions shall have expired or been terminated.

(e) No Legal Prohibition. No Governmental Entity of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect as of immediately prior to the Effective Time or (ii) issued or granted any order or injunction (whether temporary, preliminary or permanent) that is in effect as of immediately prior to the Effective Time, in each case, which has the effect of restraining, enjoining or otherwise prohibiting the consummation of the Merger.
(f) ISA No-Action Letter; Dual-Listing. Parent shall have obtained either the ISA No-Action Letter or a Dual Listing Permit.
(g) Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval and the approval by the sole shareholder of Merger Sub.
Section 7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived in whole or in part by Parent and Merger Sub, as the case may be, to the extent permitted by applicable Law:
(a) Representations and Warranties. (A) The representations and warranties of the Company set forth in Section 3.1(a) (other than the last sentence thereof) (Qualification, Organization, etc.), the first sentence of Section 3.1(b) (Qualification, Organization, etc.), Section 3.3 (Corporate Authority), Section 3.22 (Opinion of Financial Advisor), Section 3.23 (Takeover Statues; Anti-Takeover Laws) and Section 3.25 (Finders and Brokers) (in each case, without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) the representations and warranties of the Company set forth in Section 3.2(a) (Capitalization), Section 3.2(c) (Capitalization), Section 3.2(d) (Capitalization) and Section 3.2(e) (Capitalization) shall be true and correct other than for de minimis inaccuracies as of the date hereof and shall be true and correct other than for de minimis inaccuracies as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) the representations and warranties of the Company set forth in Section 3.8(a) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing; and (D) the other representations and warranties of the Company set forth in this Agreement (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Company Material Adverse Effect contained therein) have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b) Performance of Obligations of the Company. The obligations, covenants and agreements of the Company to be performed on or before the Closing in accordance with this Agreement shall have been performed in all material respects.
(c) No Company Material Adverse Effect. A Company Material Adverse Effect shall not have occurred on or after the date of this Agreement that is continuing.
(d) Company Officer’s Certificate. Parent shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of the Company certifying that each of the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) has been satisfied.
(e) Israeli Tax Withholding. The receipt of a written ruling, confirmation or instruction of the ITA with respect to holders of Company Ordinary Shares (other than recipients covered under the 102 Tax Ruling), which may include or be included in the 103K Tax Ruling, either (i) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at source from the Merger Consideration, or clarifying that no such obligation exists, or (ii) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at source is to be executed.
Section 7.3. Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:
(a) Representations and Warranties. (A) The representations and warranties of Parent and Merger Sub set forth in Section 4.1(a)(other than the last sentence thereof) (Qualification, Organization, etc.), the first sentence of Section 4.1(b) (Qualification, Organization, etc.), Section 4.3 (Corporate Authority), Section 4.21 (Opinion of Financial Advisor), Section 4.22 (Takeover Statues; Anti-Takeover Laws) and Section 4.25 (Finders and Brokers) (in each case, without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all material respects as of the date hereof and shall be true and correct in all material respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (B) the representations and warranties of Parent and Merger Sub set forth in Section 4.2(a) (Capitalization), Section 4.2(c) (Capitalization), Section 4.2(d) (Capitalization) and Section 4.2(e) (Capitalization) shall be true and correct other than for de minimis inaccuracies as of the date hereof and shall be true and correct other than for de minimis inaccuracies as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date); (C) the representations and warranties of Parent and Merger Sub set forth in Section 4.8(a) (Absence of Certain Changes) and Section 4.24 (Valid Issuance), shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing; and (D) the other representations and warranties of Parent and Merger Sub set forth in this Agreement (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein) shall be true and correct in all respects as of the date hereof and shall be true and correct in all respects as of the Closing as though made as of the Closing (except representations and warranties that by their terms speak specifically as of another date, in which case as of such date), except, with respect to this clause (D), where any failures of any such representations and warranties to be so true and correct (without giving effect to any qualification as to materiality or Parent Material Adverse Effect contained therein,) have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b) Performance of Obligations of Parent. The obligations, covenants and agreements of Parent and Merger Sub to be performed on or before the Closing in accordance with this Agreement shall have been performed in all material respects.
(c) No Parent Material Adverse Effect. A Parent Material Adverse Effect shall not have occurred on or after the date of this Agreement that is continuing.
(d) Parent Officer’s Certificate. The Company shall have received a certificate, dated as of the Closing Date, signed by the chief executive officer or chief financial officer of Parent certifying that each of the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) has been satisfied.
(e) Tax Ruling. Either (x) the 103K Tax Ruling shall have been obtained or (y) if (and only if) the Company in its sole discretion submits an application to obtain the 104H Tax Ruling, the 104H Tax Ruling shall have been obtained.
(f) Board Appointments. Parent shall have complied in all respects with its obligations under Section 6.22.
(g) Lock Up Undertakings. If (and only if) the 103K Tax Ruling has been obtained, the Lock Up Undertakings shall be in full force and effect and not terminated or rescinded by the signatories thereto.

ARTICLE VIII

TERMINATION
Section 8.1. Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time before the Closing, as follows (with any termination by Parent also being an effective termination by Merger Sub):
(a) by mutual written consent of Parent and the Company; or
(b) by either the Company or Parent:
(i) if a Governmental Entity of competent jurisdiction shall have issued a final, non-appealable order, injunction, decree or ruling in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the Transactions; or
(ii) if the Closing has not occurred on or before April 13, 2023 (the “Outside Date”); provided that if as of such date the conditions set forth in Section 7.1(d) or Section 7.1(e) (to the extent relating to any Regulatory Law) shall not have been satisfied or waived, but all of the other conditions set forth in Article VII have been satisfied or waived (or are then capable of being satisfied if the Closing were to take place on such date in the case of those conditions to be satisfied at the Closing), then either of Parent or the Company may, in its sole discretion, extend the Outside Date on up to two occasions, each by three (3) months, by providing the other Party with written notice thereof on or before the then effective Outside Date (and such date, as so extended, shall be the Outside Date), it being agreed that there shall be no more than two extensions pursuant to this proviso in the aggregate for all Parties; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party whose action or failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Transactions to be consummated by the Outside Date; or
(iii) if (A) the Company Shareholder Approval shall not have been obtained upon a vote held at a duly held Company Shareholders Meeting, or at any adjournment or postponement thereof or (B) the Parent Stockholder Approval shall not have been obtained upon a vote held at a duly held Parent Stockholders Meeting, or at any adjournment or postponement thereof; or
(c) by the Company:
(i) in the event that (A) Parent and/or Merger Sub shall have breached, failed to perform or violated their respective covenants or agreements under this Agreement or (B) any of the representations and warranties of Parent or Merger Sub set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B), in a manner that would give rise to the failure of a condition set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by Parent or Merger Sub, as applicable, before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from the Company of such breach, failure to perform, violation or inaccuracy; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c); or
(ii) if (i) prior to obtaining the Parent Stockholder Approval, the Parent Board of Directors shall have effected a Parent Change of Recommendation, or (ii) Parent has materially breached Section 5.4; or
(iii) prior to obtaining the Company Shareholder Approval, in order to effect a Company Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a Company Superior Proposal; provided that (x) the Company has complied in all material respects with the terms of Section 5.3 and (y) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, the Company pays to Parent the Company Termination Fee; or

(d) by Parent:
(i) in the event that (A) the Company shall have breached, failed to perform or violated its covenants or agreements under this Agreement or (B) any of the representations and warranties of the Company set forth in this Agreement shall have become inaccurate, in either case of clauses (A) or (B), in a manner that would give rise to the failure of a condition set forth in Section 7.2(a), Section 7.2(b) or Section 7.2(c) and such breach, failure to perform, violation or inaccuracy is not capable of being cured by the Outside Date or, if capable of being cured by the Outside Date, is not cured by the Company before the earlier of (x) the Business Day immediately prior to the Outside Date and (y) the thirtieth (30th) calendar day following receipt of written notice from Parent of such breach, failure to perform, violation or inaccuracy; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Merger Sub is then in breach of any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in Section 7.3(a), Section 7.3(b) or Section 7.3(c); or
(ii) if (i) prior to obtaining the Company Shareholder Approval, the Company Board of Directors shall have effected a Change of Recommendation, or (ii) the Company has materially breached Section 5.3; or
(iii) prior to obtaining the Parent Stockholder Approval, in order to effect a Parent Change of Recommendation and substantially concurrently enter into a definitive agreement providing for a Parent Superior Proposal; provided that (x) Parent has complied in all material respects with the terms of Section 5.4 and (y) substantially concurrently with or prior to (and as a condition to) the termination of this Agreement, Parent pays to the Company the Parent Termination Fee.
Section 8.2. Effect of Termination.
(a) Written notice of termination pursuant to Section 8.1 shall be given to the non-terminating Party, specifying the provisions hereof pursuant to which such termination is made. In the event of the valid termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become null and void and there shall be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, this Section 8.2 and Section 9.3 through Section 9.12 shall survive such termination; provided that nothing herein shall relieve any Party from liability for fraud or willful breach of this Agreement prior to such termination. For purposes of this Agreement, “fraud” shall mean intentional common law fraud under Delaware law with respect to the making of a representation or warranty contained in this Agreement (or any certificate delivered pursuant to this Agreement) with the actual knowledge that such representation or warranty was false when made, and “willful breach” shall mean an action or omission taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and actually knows would, or would reasonably be expected to, be or cause a material breach of this Agreement.
(b) Termination Fee.
(i) If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(A), or Parent terminates this Agreement pursuant to Section 8.1(d)(i), (B) prior to the date of such termination (or prior to the Company Shareholders Meeting in the case of termination pursuant to Section 8.1(b)(iii)(A)), a Company Acquisition Proposal is made to the Company Board of Directors, the Company’s management or the Company Shareholders or otherwise becomes publicly known, or any Person publicly proposes or announces an intention to make a Company Acquisition Proposal and (C) such Company Acquisition Proposal is consummated within nine (9) months of such termination or a definitive agreement with respect to such Company Acquisition Proposal is entered into within nine (9) months of such termination (and is subsequently consummated, regardless of when such consummation occurs) (in each case, only if such Company Acquisition Proposal is the same as the original Company Acquisition Proposal), then on or prior to the date such Company Acquisition Proposal is consummated, the Company shall pay to Parent a fee of $150,000,000 in cash (the “Company Termination Fee”). Solely for purposes of this Section 8.2(b)(i), the term “Company Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “fifteen percent (15%)” and “eighty five percent (85%)” therein shall be deemed to be references to “fifty percent (50%).”

(ii) If (x) Parent terminates this Agreement pursuant to Section 8.1(d)(ii) or (y) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(d)(ii), within two (2) Business Days after such termination, the Company shall pay to Parent the Company Termination Fee.
(iii) If the Company terminates this Agreement pursuant to Section 8.1(c)(iii), substantially concurrently with or prior to (and as a condition to) such termination, the Company shall pay to Parent the Company Termination Fee.
(iv) In the event any amount is payable by the Company pursuant to Section 8.2(b)(i), Section 8.2(b)(ii) or Section 8.2(b)(iii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by Parent. For the avoidance of doubt, in no event shall the Company be obligated to pay the Company Termination Fee on more than one occasion.
(v) If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iii)(B), or the Company terminates this Agreement pursuant to Section 8.1(c)(i), (B) prior to the date of such termination (or prior to the Parent Stockholders Meeting in the case of termination pursuant to Section 8.1(b)(iii)(B)), a Parent Acquisition Proposal is made to the Parent Board of Directors, Parent’s management or Parent’s stockholders or otherwise becomes publicly known, or any Person publicly proposes or announces an intention to make a Parent Acquisition Proposal and (C) such Parent Acquisition Proposal is consummated within nine (9) months of such termination or a definitive agreement with respect to such Parent Acquisition Proposal is entered into within nine (9) months of such termination (and is subsequently consummated, regardless of when such consummation occurs) (in each case, only if such Parent Acquisition Proposal is the same as the original Parent Acquisition Proposal), then on or prior to the date that such Parent Acquisition Proposal is consummated, Parent shall pay to the Company a fee of $150,000,000 in cash (the “Parent Termination Fee”). Solely for purposes of this Section 8.2(b)(v), the term “Parent Acquisition Proposal” shall have the meaning assigned to such term in Annex A, except that all references to “fifteen percent (15%)” and “eighty five percent (85%)” therein shall be deemed to be references to “fifty percent (50%).”
(vi) If (x) the Company terminates this Agreement pursuant to Section 8.1(c)(ii) or (y) Parent terminates this Agreement pursuant to Section 8.1(b)(ii) at a time when the Company would be permitted to terminate this Agreement pursuant to Section 8.1(c)(ii), within two (2) Business Days after such termination, Parent shall pay to the Company the Parent Termination Fee.
(vii) If Parent terminates this Agreement pursuant to Section 8.1(d)(iii), substantially concurrently with or prior to (and as a condition to) such termination, Parent shall pay to the Company the Parent Termination Fee.
(viii) In the event any amount is payable by Parent pursuant to Section 8.2(b)(v), Section 8.2(b)(vi) or Section 8.2(b)(vii), such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. For the avoidance of doubt, in no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.
(c) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii)(A), then the Company shall pay Parent (by wire transfer of immediately available funds to an account designated in writing by Parent) the costs and expenses, including all fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by Parent in connection with this Agreement and the Transactions in an amount not to exceed $20,000,000 in the aggregate (the “Parent Expenses”); provided that any payment of the Parent Expenses shall not affect Parent’s right to receive any Company Termination Fee otherwise due under Section 8.2(b), but shall reduce, on a dollar-for-dollar basis, any Company Termination Fee that becomes due and payable under Section 8.2(b).
(d) In the event this Agreement is terminated by either Parent or the Company pursuant to Section 8.1(b)(iii)(B), then Parent shall pay the Company (by wire transfer of immediately available funds to an account designated in writing by the Company) the costs and expenses, including all fees and expenses of counsel, accountants, investment bankers, experts and consultants, incurred by the Company in connection with this Agreement and the Transactions in an amount not to exceed $20,000,000 in the aggregate (the “Company

Expenses”); provided that any payment of the Company Expenses shall not affect the Company’s right to receive any Parent Termination Fee otherwise due under Section 8.2(b), but shall reduce, on a dollar-for-dollar basis, any Parent Termination Fee that becomes due and payable under Section 8.2(b).
(e) The Parties agree that the agreements contained in this Section 8.2 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to Section 8.2, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in Section 8.2 and the specific performance remedies set forth in Section 9.12 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and its Subsidiaries and any of their respective former, current or future directors, officers, stockholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of Parent and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, stockholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or willful breach of any covenant, agreement or obligation; and (ii) Parent and its Subsidiaries against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or affiliates for any loss suffered as a result of the failure of the Merger to be consummated, except in the case of fraud or willful breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or willful breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, general or limited partners, shareholders, managers, members, Representatives or affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or willful breach of any covenant, agreement or obligation. For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance of the Company’s obligations to consummate the Merger in accordance with Section 9.12(b) and the payment of the Company Termination Fee or the Parent Expenses under this Section 8.2, under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of such performance requiring the Company to consummate the Merger and to pay the Company Termination Fee (if entitled under this Section 8.2). For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the Parent’s and Merger Sub’s obligations to consummate the Merger in accordance with Section 9.12(b) and the payment of the Parent Termination Fee and the Company Expenses under this Section 8.2, under no circumstances shall the Company be permitted or entitled to receive both a grant of such performance requiring the Parent or the Merger Sub to consummate the Merger and to pay the Parent Termination Fee (if entitled under this Section 8.2).
ARTICLE IX

MISCELLANEOUS
Section 9.1. Amendment and Modification; Waiver.
(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented by written agreement of each of the Parties. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of the other Parties, as applicable, (ii) waive any inaccuracies in the representations and warranties made by the other Parties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for their respective benefit contained herein. Any agreement on the part of Parent, Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. No failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.
Section 9.2. Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time.
Section 9.3. Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such costs and expenses.
Section 9.4. Notices. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by internationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving Party, otherwise upon the following Business Day after receipt of proof of delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted; (d) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:
if to Parent or Merger Sub, to:
Unity Software Inc.
30 3rd Street
San Francisco, CA 94103-3104
Email: Unity M&A legal team
Attention: malegal@unity.com
with a copy (which shall not constitute notice) to:
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Email:	emccrath@mofo.com
dslotkin@mofo.com
jsulzbach@mofo.com
Attention:	Eric McCrath
David Slotkin
Joseph Sulzbach

and

Herzog, Fox and Neeman
Herzog Tower
6 Yitzhak Sadeh Street
Tel Aviv, Israel 6777506
Email:	havivh@herzoglaw.co.il
meidary@herzoglaw.co.il
Attention:	Hanan Haviv, Adv.
Yuval Meidar, Adv.

if to the Company, to:
ironSource Ltd.
121 Menachem Begin Street
Tel -Aviv, Israel 6701203
Email: legal@is.com
Attention: Dalia Litay, GC
with a copy (which shall not constitute notice) to:
Meitar Law Offices
16 Abba Hillel Road, Ramat Gan 5250608, Israel
Email: dshamgar@meitar.com; gtalya@meitar.com
Attention: Dan Shamgar, Adv.; Talya Gerstler, Adv.
Latham & Watkins LLP
28 HaArba’a Street
North Tower, 34th floor
Tel Aviv 6473925
Israel
Email:	joshua.kiernan@lw.com; joshua.dubofsky@lw.com;
max.schleusener@lw.com
Attention: Joshua Kiernan; Joshua Dubofsky; Max Schleusener
Section 9.5. Interpretation.
(a) All article, section, subsection, annex, schedule and exhibit references used in this Agreement are to articles, sections and subsections of, and annexes, schedules and exhibits to, this Agreement unless otherwise specified. The annexes, exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated in this Agreement for all purposes.
(b) If a term is defined as one part of speech (such as a noun), it has a corresponding meaning when used as another part of speech (such as a verb). The word “or” is not exclusive, and shall be interpreted as “and/or”. Words of the masculine, feminine or neuter gender shall mean and include the correlative words of other genders, and words in the singular shall include the plural, and vice versa. The words “include,” “includes” or “including” mean “including without limitation,” and the words “hereof,” “hereby,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole and not any particular section or article in which such words appear. The words “shall” and “will” have the same meaning. The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.
(c) A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto.
(d) References to any Person include references to such Person’s successors and permitted assigns.
(e) Whenever this Agreement refers to a number of days, such number refers to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(f) Headings of the articles and sections of this Agreement and the table of contents, schedules, annexes and exhibits are for convenience of the Parties only and shall be given no substantive or interpretative effect whatsoever.
(g) Each Party acknowledges that it and its counsel have been given an equal opportunity to negotiate the terms and conditions of this Agreement and that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party or any similar rule operating against the drafter of an agreement are not applicable to the construction or interpretation of this Agreement.
(h) An accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.
(i) All monetary figures shall be in United States dollars unless otherwise specified.
(j) The phrases “furnished,” “provided,” “delivered,” “made available” and similar terms when used with respect to information, materials or documents:
(i) in respect of the Company or any Company Subsidiary, mean that such information, materials or documents have been (x) posted (in a form fully visible to Parent and its Representatives) to the electronic data site established by the Company captioned “Ultra VDR 2022,” hosted by Intralinks, at least three (3) Business Days prior to the date of this Agreement or (y) made publicly available in the Company SEC Documents at least three (3) Business Days prior to the date of this Agreement; and
(ii) in respect of Parent or any Parent Subsidiary, mean that such information, materials or documents have been (x) posted (in a form fully visible to the Company and its Representatives) to the electronic data site established by Parent captioned “Aroma,” hosted by Datasite, at least three (3) Business Days prior to the date of this Agreement or (y) made publicly available in the Parent SEC Documents at least three (3) Business Days prior to the date of this Agreement.
Section 9.6. Counterparts. This Agreement may be executed in multiple counterparts (including by an electronic signature, electronic scan or electronic transmission in portable document format (.pdf), including (but not limited to) DocuSign, delivered by electronic mail), each of which will be deemed an original but all of which together will be considered one and the same agreement and will become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
Section 9.7. Entire Agreement; Third Party Beneficiaries.
(a) This Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, the Company, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.
(b) Except as provided in Section 6.4, nothing in this Agreement (including the Company Disclosure Letter and the Parent Disclosure Letter) or in the Confidentiality Agreement, express or implied, is intended to confer upon any Person (other than the Parties) any rights or remedies hereunder or thereunder.
Section 9.8. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the Merger is fulfilled to the extent possible.
Section 9.9. Governing Law; Jurisdiction.
(a) This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws (without limitation of the reference to the laws of the State of Delaware in Section 5.3).
(b) Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the Transactions that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.9(b) in the manner provided for notices in Section 9.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.
Section 9.10. Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
Section 9.11. Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.
Section 9.12. Enforcement; Remedies.
(a) Except as otherwise expressly provided herein, any remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger or the other Transactions) are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.9, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity.
(c) The Parties’ rights in this Section 9.12 are an integral part of the Transactions and each Party hereby waives any objections to any remedy referred to in this Section 9.12 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For the avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.12, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.
UNITY SOFTWARE INC.

By	/s/ Luis Visoso
Name:	Luis Visoso
Title:	Senior Vice President and Chief Financial Officer
URSA AROMA MERGER SUBSIDIARY LTD.

By	/s/ Luis Visoso
Name:	Luis Visoso
Title:	Senior Vice President and
Chief Financial Officer
IRONSOURCE LTD.

By	/s/ Assaf Ben Ami
Name:	Assaf Ben Ami
Title:	CFO
[Signature Page to Agreement and Plan of Merger]

Annex A

Certain Definitions
For the purposes of this Agreement, the term:
“102 Options” means Company Options subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.
“102 RSUs” means Company RSUs subject to tax in accordance with Section 102(b)(2) or 102(b)(3) of the Ordinance.
“102 Shares” means Company Ordinary Shares issued upon exercise of 102 Options or vesting of 102 RSUs and deposited with the 102 Trustee.
“102 Trustee” means IBI Trusts Management Ltd., the trustee nominated by the Company as trustee for the Company Equity Plans in accordance with Section 102.
“3(i) Options” means Company Options subject to Tax in accordance with Section 3(i) of the Ordinance.
“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into after the date hereof that contains terms that (i) are no less favorable to the Company or Parent, whichever is party thereto, than those contained in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a “standstill” or similar provision or otherwise prevent the counterparty from publicly disclosing any Company Acquisition Proposal or Parent Acquisition Proposal (as applicable)) and (ii) do not in any way restrict the Company (or its Representatives) or Parent (or its Representatives), whichever is party thereto, from complying with its disclosure obligations under this Agreement.
“Anti-Corruption Law” means any applicable Law related to combating bribery and corruption, including legislation implementing the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions or the U.N. Convention Against Corruption, the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the U.K. Bribery Act 2010, and the Israeli Penal Law-1977, the European Union Money Laundering Directives and member states’ implementing legislation, the UK Proceeds of Crime Act 2002, the U.S. Bank Secrecy Act, USA Patriot Act and other U.S. legislation relating to money laundering and proceeds of crime, the Israeli Prohibition on Money Laundering Law, 2000 Prohibition of Financing of Terrorism Law, 5765-2005 and Combating Criminal Organizations Law, 5763-2003.
“Articles of Association” means the Amended and Restated Articles of Association of the Company, as in effect on the date hereof.
“Business Day” means each day that is not a Friday, Saturday, Sunday or other day on which the Federal Reserve Bank of San Francisco or banking corporations in Israel (pursuant to the directives of the Bank of Israel) are authorized or required by applicable Law to be closed.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Acquisition Proposal” means any offer, proposal or indication of interest from a Person (other than a proposal or offer by Parent or any Parent Subsidiary) at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of the Company (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company and a Person pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a Person of more than fifteen percent (15%) of the consolidated assets of the Company and the Company Subsidiaries (measured by the fair market value thereof).
“Company Equity Awards” means the Company Options and the Company RSUs.

“Company Equity Plans” means (i) the Company’s 2013 Share Incentive Plan, as amended and restated from time to time, and (ii) the Company’s 2021 Share Incentive Plan, as amended and restated from time to time.
“Company ESPP” means the Company’s 2021 Employee Share Purchase Plan.
“Company Intellectual Property” means any Intellectual Property owned, used or practiced, or held for use or practice, by the Company or the Company Subsidiaries, including any Intellectual Property incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Company or any Company Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Company Offering.
“Company Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by the Company or the Company Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Company or any Company Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Company Offering.
“Company Intervening Event” means any Effect occurring or arising after the date hereof that materially affects the business, assets or operations of the Company or the Company Subsidiaries and was not known by or reasonably foreseeable by the Company or the Company Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute a Company Intervening Event: (A) the receipt, existence or terms of a Company Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Company Ordinary Shares, the Parent Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that the Company meets or exceeds (or that Parent fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (provided that the underlying causes of any such Effects may be taken into account in determining whether a Company Intervening Event has occurred to the extent not otherwise excluded by this definition), (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (D) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (E) natural disasters, epidemics or pandemics (including the existence and impact of COVID-19).
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Company Material Adverse Effect or shall be taken into account when determining whether a Company Material Adverse Effect exists or has occurred: (a) any changes in Israel, United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which the Company and the Company Subsidiaries operate; (c) any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by the Company to meet any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of Parent or any Parent Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Merger and the other Transactions or to address the consequences of litigation); (i) any action or failure to take any action which action or failure to act is requested in writing by Parent or otherwise expressly required by this Agreement (other than pursuant to Section 5.1); and (j) any changes in the Company’s share price or the trading volume of the Company’s shares or any change in the ratings or ratings outlook for the Company or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Company Material Adverse Effect” may be taken into account); provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on the Company or any Company Subsidiary relative to other companies operating in the industry in which the Company and the Company Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Company Material Adverse Effect exists or has occurred.
“Company Permitted Liens” means any Lien (i) for Taxes not yet due or that are being contested in good faith by appropriate proceedings; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and by appropriate proceedings; (iii) is specifically disclosed on the most recent consolidated balance sheet of the Company or the notes thereto included in the Company SEC Documents as of the date hereof; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a real property lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property in the ordinary course of business consistent with past practice; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any Company Subsidiary; (ix) that has arisen in the ordinary course of business consistent with past practice and does not adversely affect the value, ownership, use or operation of the property subject thereto; and (x) Liens described on Annex A of the Company Disclosure Letter.
“Company Option” means each option to purchase Company Ordinary Shares granted under any Company Equity Plan that is outstanding and unexercised immediately prior to the Effective Time.
“Company Offerings” means any material products or services marketed, offered, licensed, provided, sold, distributed or otherwise made available by or on behalf of the Company or any of the Company Subsidiaries, and any products or services currently being developed (or already developed) by or for the Company or any of the Company Subsidiaries.
“Company RSU” means each restricted stock unit award relating to Company Ordinary Shares granted under any Company Equity Plan that is outstanding immediately prior to the Effective Time.
“Company Shareholders Agreement” means the Second Amended and Restated Shareholders Rights Agreement, dated March 20, 2021, by and among the Company, the shareholders listed on Schedule A thereto, and the persons listed on Schedule B thereto.
“Company Software” means all Software owned or purported to be owned by or developed (or currently being developed) by or for, or exclusively licensed to, the Company or the Company Subsidiaries.
“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to fifty percent (50%)) by a third party, which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisors to be more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by Parent pursuant to Section 5.3)).
“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated May 17, 2022, between Parent and the Company, as may be amended.
“Contaminant” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “corruptant,” “worm,” “malware,” “spyware,” or “trackware” (as such terms are commonly understood in the software industry) or any other code designed, intended to, or that does have any of the following functions: (a) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, any computer, tablet computer, handheld device or other device, or (b) damaging or destroying any data or file without a user’s consent.
“Contract” means any written or oral agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, permit, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other commitment or undertaking of any nature.
“Contractor” means any consultant, independent contractor, or service provider (whether engaged directly or indirectly) of the Company or any of the Company Subsidiaries.
“COVID-19” means SARS-CoV-2 or COVID-19 and any evolutions or mutations thereof or related or associated epidemics, pandemics, or disease outbreaks, or any escalation or worsening of any of the foregoing (including subsequent waves).
“COVID-19 Measures” means any public health, quarantine, “shelter in place,” “stay at home,” social distancing, shut down, furlough, closure, sequester, safety or similar law, requirement, directive or mandate promulgated by any Governmental Entity, in each case in connection with or in response to COVID-19.
“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.
“Environmental Law” means any applicable Laws which (a) regulate or relate to the protection or clean-up of the environment; the use, treatment, storage, transportation, handling, disposal or release of Hazardous Substances; the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or the health and safety of persons or property, including protection of the health and safety of employees; or (b) impose liability or responsibility with respect to any of the foregoing, including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), or any other Law of similar effect.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
“Export Control Laws” means (i) economic or financial sanctions or trade embargoes imposed, administered, or enforced by applicable Governmental Entities (“Sanctions”), including those by the United States government through the United States Treasury Department’s Office of Foreign Assets Control (“OFAC”) or the United States Department of State, the United Nations Security Council, the European Union or its

Member States, Israel (including the Israeli Ministry of Finance and the Israeli Ministry of Defense), or the United Kingdom, (ii) applicable trade, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the United States government, including the Arms Export Control Act (22 U.S.C. § 1778), the International Emergency Economic Powers Act (50 U.S.C. §§ 1701 1706), the Export Controls Act of 2018 (22 U.S.C. § 2751 et seq.), the Export Control Reform Act of 2018, Section 999 of the Code, Title 19 of the U.S. Code, the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), the Export Administration Regulations (15 C.F.R. Parts 730-774), the U.S. customs regulations at 19 C.F.R. Chapter 1, and the Foreign Trade Regulations (15 C.F.R. Part 30), (iii) applicable trade, export control, import, and antiboycott laws and regulations imposed, administered, or enforced by the United Kingdom, including the Export Control Act 2002 and the Export Control Order 2008 (each as amended), (iv) applicable trade, export control, encryption control, import, and antiboycott laws and regulations imposed, administered, or enforced by Israel, including the Israel Defense Export Control Law – 2007 and all regulations and orders promulgated thereunder, including all orders and procedures of the Israeli Ministry of Defense, the Israeli Defense Export Controls Agency and the Israeli Ministry of Economy, the Law Governing the Control of Commodities and Services – 1957, the Import and Export Ordinance-1979, the Import and Export Order (Control of Dual-Purpose Goods, Services and Technology Exports) – 2006, Import and Export Order (Control of Chemical, Biological and Nuclear-Sector Exports)-2004, the Israel Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended, the Control of Products and Services Declaration (Engagement in Means of Encryption)-1998 and Trading With The Enemy Ordinance, 1939, and (v) all applicable trade, export control, import, and antiboycott laws and regulations imposed, administered or enforced by any other country in which the Company or the Company Subsidiaries conduct their business.
“Governmental Entity” means (a) any supranational, national, federal, state, county, municipal, local, or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing, or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department, or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition (including patent and trademark offices and self-regulatory organizations).
“Hazardous Substances” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores, and mycotoxins.
“HSR Act” means the United States Hart -Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Indebtedness” means, with respect to any Person, (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or similar instruments; (c) all Indebtedness of others secured by any Lien on owned or acquired property, whether or not the Indebtedness secured thereby has been assumed; (d) all guarantees (or any other arrangement having the economic effect of a guarantee) of Indebtedness of others; (e) all finance and capital lease obligations and all synthetic lease obligations (not including operating leases); (f) all obligations, contingent or otherwise, of such Person as an account party in respect of financial guaranties, letters of credit, letters of guaranty, surety bonds and other similar instruments; (g) all securitization transactions; (h) all obligations representing the deferred and unpaid purchase price of property (other than trade payables incurred in the ordinary course of business consistent with past practice); (i) all obligations, contingent or otherwise, in respect of bankers’ acceptances (in each case solely to the extent funds have been drawn and are payable thereunder); and (j) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).
“Intellectual Property” means any (a) technology, formulae, algorithms, procedures, processes, methods, subroutines, systems, techniques, ideas, know-how, trade secrets, concepts, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice); (b) technical, engineering, manufacturing, product, marketing, servicing, business, financial, supplier, personnel and other information, research, and materials; (c) Proprietary Information and confidential information (including customer, subscriber and supplier lists, customer and supplier contact and registration information, customer correspondence and customer purchasing histories, and business and marketing plans and proposals); (d) specifications, designs, industrial designs, models, diagrams, devices, prototypes, schematics and development tools; (e) Software, websites, content, images, logos, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter; (f) databases and other compilations and collections of data or information (“Databases”); (g) Marks; (h) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”); and (i) tangible embodiments of any of the foregoing, in any form or media whether or not specifically listed in this definition.
“Intellectual Property License” means any license, sublicense, right, covenant, right or obligation of non-assertion, concurrent use agreement, settlement agreement, pre-rights declaration, co-existence agreement, agreement not to enforce or prosecute, permission, immunity, consent, release or waiver under or with respect to any Intellectual Property or Intellectual Property Rights.
“Intellectual Property Rights” means any rights in Intellectual Property (anywhere in the world, whether statutory, common Law or otherwise) including (a) Patents; (b) Copyrights; (c) other rights with respect to Software, including registrations of these rights and applications to register these rights; (d) industrial design rights and registrations of these rights and applications to register these rights; (e) rights with respect to Marks, and all registrations for Marks and applications to register Marks; (f) rights with respect to Domain Names, including registrations for Domain Names; (g) trade secret rights and rights with respect to Proprietary Information, including rights to limit the use or disclosure of Proprietary Information by any Person; (h) rights with respect to Databases, including registrations of these rights and applications to register these rights; (i) rights of publicity and personality, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials; (j) rights in or relating to applications, registrations, combinations, revisions, divisions, continuations, continuations-in-part, renewals, reissues, reversions, reexaminations, or extensions of any of the foregoing; (k) all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including for any past or ongoing infringement, misuse or misappropriation; and (l) any rights equivalent or similar to any of the foregoing.
“Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, dated May 7, 2019, by and among Parent and the other parties thereto.
“ISA No-Action Letter” shall mean a letter from the ISA confirming that the ISA shall not initiate proceedings in connection with the requirements of the Israeli Securities Law concerning the publication of a prospectus in respect of the Merger Consideration to be issued to Israeli shareholders of the Company or applicable holders of the Company’s securities to whom the Israeli Securities Law applies, including, to the extent applicable, any holders of Company Options and Company RSUs.
“Israeli Securities Law” shall mean the Israeli Securities Law, 1968.
“ITA” shall mean the Israel Tax Authority.
“IT Systems” means all computer, information technology and data processing systems, facilities, firmware, middleware, routers, hubs, switches, and services, including all Software, hardware, networks, communications facilities, platforms and related systems and services owned, leased or licensed by the Company or any Company Subsidiary and otherwise used in the operation of the Company’s business.
“Knowledge” will be deemed to be, as the case may be, the actual knowledge of (a) the individuals set forth on Section 1.1(a) of the Parent Disclosure Letter with respect to Parent or Merger Sub and (b) the individuals set forth on Section 1.1(a) of the Company Disclosure Letter with respect to the Company, in each case of (a) and (b), after reasonable inquiry of those employees of such Party and its Subsidiaries who would reasonably be expected to have actual knowledge of the matter in question.
“Law” means any law (including common law), statute, requirement, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity.
“Licensed IP” means all Company Intellectual Property Rights and Company Intellectual Property that are not Owned Company IP.

“Lien” means any lien, pledge, hypothecation, mortgage, deed of trust, security interest, conditional or installment sale agreement, encumbrance, covenant, charge, claim, option, right of first refusal, easement, right of way, encroachment, occupancy right, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset), whether voluntarily incurred or arising by operation of Law.
“Marks” means trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing.
“Net Share” means, with respect to a Company Option, the quotient obtained by dividing (a) the product of (i) the excess, if any, of the Per Share Cash Equivalent Consideration over the per share exercise price of such Company Option, multiplied by (ii) the number of Company Ordinary Shares subject to such Company Option, by (b) the Per Share Cash Equivalent Consideration.
“NYSE” means the New York Stock Exchange.
“Open Source Software” means any Software or other Intellectual Property that is subject to or licensed, provided or distributed under any open source license, including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.
“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version] 5721—1961, as amended, and the rules and regulations promulgated thereunder.
“Patents” means patents and patent applications, utility models and applications for utility models, inventor’s certificates and applications for inventor’s certificates, and invention disclosure statements.
“Parent Equity Plans” means (i) Parent’s 2009 Stock Plan, (ii) Parent’s 2019 Stock Plan, (iii) Parent’s 2020 Equity Incentive and (iv) Parent’s 2020 Employee Stock Purchase Plan, in each case, as amended from time to time.
“Parent Permitted Liens” means any Lien (i) for Taxes not yet due or that are being contested in good faith by appropriate proceedings; (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising by operation of Law in the ordinary course of business for amounts not yet delinquent or that are being contested in good faith and by appropriate proceedings; (iii) is specifically disclosed on the most recent consolidated balance sheet of Parent or the notes thereto included in the Parent SEC Documents as of the date hereof; (iv) which is a statutory or common law Lien to secure landlords, lessors or renters under leases or rental agreements; (v) which is imposed on the underlying fee interest in real property subject to a real property lease; (vi) that arises as a result of a non-exclusive license or other non-exclusive grant of rights under Intellectual Property in the ordinary course of business consistent with past practice; (vii) that arises from pledges or deposits to secure obligations pursuant to workers’ compensation Laws, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, in each case in the ordinary course of business consistent with past practice; (viii) which is an immaterial defect, imperfection or irregularity in title, charge, easement, covenant and right of way of record or zoning, building and other similar restriction, in each case, that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by Parent or any Parent Subsidiary; (ix) that has arisen in the ordinary course of business consistent with past practice and does not adversely affect the value, ownership, use or operation of the property subject thereto; and (x) Liens described on Annex A of the Parent Disclosure Letter.
“Owned Company IP” means all Registered Company Intellectual Property Rights and all other Company Intellectual Property Rights and Company Intellectual Property owned or purported to be owned by, or subject to an obligation to be assigned to, the Company or any Company Subsidiary.
“Owned Parent IP” means all Registered Parent Intellectual Property Rights and all other Parent Intellectual Property Rights and Parent Intellectual Property owned or purported to be owned by, or subject to an obligation to be assigned to, the Parent or any Parent Subsidiary.
“Parent Acquisition Proposal” means any offer, proposal or indication of interest from a Person at any time relating to any transaction or series of related transactions (other than the Transactions) involving: (a) any acquisition or purchase by any Person, directly or indirectly, of more than fifteen percent (15%) of any class of outstanding voting or equity securities of Parent (whether by voting power or number of shares), or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning more than fifteen percent (15%) of any class of outstanding voting or equity securities of Parent (whether by voting power or number of shares); (b) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving Parent and a Person pursuant to which the stockholders of Parent immediately preceding such transaction hold less than eighty five percent (85%) of the equity interests in the surviving, resulting or ultimate parent entity of such transaction (whether by voting power or number of shares); or (c) any sale, lease, exchange, transfer or other disposition to a Person of more than fifteen percent (15%) of the consolidated assets of Parent and its Subsidiaries (measured by the fair market value thereof).
“Parent Contractor” means any consultant, independent contractor, or service provider (whether engaged directly or indirectly) of the Parent or any of the Parent Subsidiaries.
“Parent Intellectual Property” means any Intellectual Property owned, used or practiced, or held for use or practice, by the Parent or the Parent Subsidiaries, including any Intellectual Property incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Parent or any Parent Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Parent Offering.
“Parent Intellectual Property Rights” means any Intellectual Property Rights that are owned, used or practiced, or held for use or practice, by the Parent or the Parent Subsidiaries, including any Intellectual Property Rights incorporated into, embodied in or otherwise used or practiced, or held for use or practice, in connection with (or planned by the Parent or any Parent Subsidiary to be incorporated into or otherwise used or practiced, or held for use or practice, in connection with) any Parent Offering.
“Parent Intervening Event” means any Effect occurring or arising after the date hereof that materially affects the business, assets or operations of Parent or the Parent Subsidiaries and was not known by or reasonably foreseeable by Parent or the Parent Board of Directors as of or prior to the date hereof; provided, however, that in no event shall the following events, changes or developments constitute a Parent Intervening Event: (A) the receipt, existence or terms of a Parent Acquisition Proposal or any inquiry or communications relating thereto or any matter relating thereto or consequence thereof, (B) changes in the market price or trading volume of the Company Ordinary Shares, the Parent Common Stock or any other securities of the Company, Parent or their respective Subsidiaries, or any change in credit rating or the fact that Parent meets or exceeds (or that Company fails to meet or exceed) internal or published estimates, projections, forecasts or predictions for any period (provided that the underlying causes of any such Effects may be taken into account in determining whether a Parent Intervening Event has occurred to the extent not otherwise excluded by this definition), (C) changes in general economic, political or financial conditions or markets (including changes in interest rates, exchange rates, stock, bond and/or debt prices), (D) changes in GAAP, other applicable accounting rules or applicable Law or, in any such case, changes in the interpretation thereof, or (E) natural disasters, epidemics or pandemics (including the existence and impact of COVID-19).
“Parent Licensed IP” means all Parent Intellectual Property Rights and Parent Intellectual Property that are not Owned Parent IP.
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the financial condition, business or operations of Parent and the Parent Subsidiaries, taken as a whole; provided, however, that no Effects to the extent resulting or arising from the following shall be deemed to constitute a Parent Material Adverse Effect or shall be taken into account when determining whether a Parent Material Adverse Effect exists or has occurred: (a) any changes in Israel, United States or other jurisdiction, regional, global or international economic conditions, including any changes affecting financial, credit, foreign exchange or capital market conditions; (b) any changes in conditions, practices, guidelines, policies, requirements or standards in any industry or market in which Parent and the Parent Subsidiaries operate; (c) any changes in political, geopolitical, regulatory or legislative conditions in Israel, the United States or any other country or region of the world; (d) any changes after the date hereof in GAAP or the interpretation thereof; (e) any changes after the date hereof in applicable Law or the interpretation thereof; (f) any failure by Parent to meet any internal or published projections, estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account); (g) any acts of terrorism or sabotage, war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, weather conditions, natural disasters, epidemics or pandemics (including the COVID-19 pandemic) or other force majeure events, including any material worsening of such conditions threatened or existing as of the date hereof; (h) the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions (including the effect thereof on the relationships with current or prospective customers, suppliers, distributors, partners, financing sources, employees or sales representatives), or the public announcement of this Agreement or the Transactions, including any litigation arising out of or relating to this Agreement or the Transactions, in each case only to the extent resulting from the execution and delivery of this Agreement, the identity of the Company or any Company Subsidiary, the pendency or consummation of this Agreement, the Merger and the other Transactions, or the public announcement of this Agreement and the Transactions, as applicable (provided that this clause (h) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address, as applicable, the consequences resulting from the execution and delivery of this Agreement, the pendency or consummation of this Agreement, the Merger and the other Transactions or to address the consequences of litigation); (i) any action or failure to take any action which action or failure to act is requested in writing by the Company or otherwise expressly required by this Agreement; and (j) any changes in Parent’s stock price or the trading volume of Parent’s stock or any change in the ratings or ratings outlook for Parent or any of its Subsidiaries (it being understood that the facts or occurrences giving rise or contributing to such changes that are not otherwise excluded from this definition of a “Parent Material Adverse Effect” may be taken into account); provided that with respect to the exceptions set forth in clauses (a), (b), (c), (d), (e) and (g), if such Effect has had a disproportionate adverse effect on Parent or any Parent Subsidiary relative to other companies operating in the industry in which Parent and the Parent Subsidiaries operate, then only the incremental disproportionate adverse effect of such Effect shall be taken into account for the purpose of determining whether a Parent Material Adverse Effect exists or has occurred.
“Parent Offerings” means any material products or services marketed, offered, licensed, provided, sold, distributed or otherwise made available by or on behalf of the Parent or any of the Parent Subsidiaries, and any products or services currently being developed (or already developed) by or for the Parent or any of the Parent Subsidiaries.
“Parent Personal Information” means (i) all information defined or described by the Parent or a Parent Subsidiary or defined under any Privacy Law as “personal data,” “personal information,” “personally identifiable information” or other similar term, and (ii) all information regarding or capable of being associated with an identified or identifiable individual or device, including (a) name, physical address, telephone number, email address, username, financial account number, government-issued identifier, medical, health or insurance information, gender, date of birth, educational or employment information and records, religious or political views or affiliations, marital or other status, photograph, face geometry or other biometric information, and any other information used or intended to be used to identify, contact or precisely locate an individual or device; (b) any information regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages, video or other content visited or viewed); and (c) Internet Protocol addresses and other persistent identifiers. Personal Information may relate to any individual, including a user of Internet and device applications who views or interacts with the Parent Offerings and a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.
“Parent Related Party Contract” means any Contracts or other transactions between the Parent or any Parent Subsidiaries, on the one hand, and any director, officer, and any record or beneficial owner of five percent (5%) or more of the number or voting power of any securities of the Parent, on the other hand, including the Investor Rights Agreement.
“Parent Service Provider” means any officer, director, employee or Parent Contractor of the Parent or any Parent Subsidiary.

“Parent Subsidiaries” means the Subsidiaries of Parent.
“Parent Software” means all Software owned or purported to be owned by or developed (or currently being developed) by or for, or exclusively licensed to, the Parent or the Parent Subsidiaries.
“Parent Superior Proposal” means a bona fide, written Parent Acquisition Proposal (with references in the definition thereof to fifteen percent (15%) and eighty-five percent (85%) being deemed to be replaced with references to fifty percent (50%)) by a third party, which the Parent Board of Directors determines in good faith after consultation with Parent’s outside legal counsel and financial advisors to be more favorable to the stockholders of Parent from a financial point of view than the Merger, taking into account all relevant factors (including all the terms and conditions of such proposal or offer (including the transaction consideration, conditionality, timing, certainty of financing and/or regulatory approvals and likelihood of consummation) and this Agreement (and, if applicable, any changes to the terms of this Agreement proposed by the Company pursuant to Section 5.4)).
“Parent Trading Price” means the volume weighted average closing sale price of one (1) share of Parent Common Stock as reported on NYSE for the ten (10) consecutive trading days ending on the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events).
“Per Share Cash Equivalent Consideration” means the sum (rounded to the nearest cent) of the product obtained by multiplying (i) the Exchange Ratio by (ii) the Parent Trading Price.
“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Entity or other entity or organization.
“Personal Information” means (i) all information defined or described by the Company or a Company Subsidiary or defined under any Privacy Law as “personal data,” “personal information,” “personally identifiable information” or other similar term, and (ii) all information regarding or capable of being associated with an identified or identifiable individual or device, including (a) name, physical address, telephone number, email address, username, financial account number, government-issued identifier, medical, health or insurance information, gender, date of birth, educational or employment information and records, religious or political views or affiliations, marital or other status, photograph, face geometry or other biometric information, and any other information used or intended to be used to identify, contact or precisely locate an individual or device; (b) any information regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages, video or other content visited or viewed); and (c) Internet Protocol addresses and other persistent identifiers. Personal Information may relate to any individual, including a user of Internet and device applications who views or interacts with the Company Offerings and a current, prospective or former customer, employee or vendor of any Person. Personal Information includes information in any form, including paper, electronic and other forms.
“Privacy Law” means, to the extent applicable to the Company or a Company Subsidiary, (i) any Law or guidance issued by any Governmental Entity relating to the privacy, security or Processing of Personal Information, (ii) the Payment Card Industry Data Security Standard, (iii) any self-regulatory guidelines or rules relating to the Processing of Personal Information, and (iv) any Law relating to call or electronic monitoring or recording or outbound calling, text messaging, faxing or email marketing.
“Proceedings” means all actions, suits, hearings, arbitrations, litigations, mediations, audits, investigations, examinations or other similar proceedings, in each case, by or before any Governmental Entity.
“Proprietary Information” means information and materials not generally known to the public, including trade secrets and other confidential and proprietary information.
“Process” means any operation performed on Personal Information, including collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, storage, transmission, transfer (including cross-border transfer), protection, disclosure, destruction or disposal. “Processing”, “Processed” and words of similar import have the same meaning.
“Registered Company Intellectual Property Rights” means (a) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, Copyright registrations, applications for

Copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by the Company or any Company Subsidiary, and (b) any other applications, registrations, recordings and filings filed by or on behalf of the Company or any Company Subsidiary (or otherwise authorized by or in the name of the Company or any Company Subsidiary) with respect to any Company Intellectual Property Rights.
“Registered Parent Intellectual Property Rights” means (a) all issued Patents, pending Patent applications, Mark registrations, applications for Mark registrations, Copyright registrations, applications for Copyright registrations, industrial design registrations, applications for industrial design registrations and Domain Name registrations owned or purported to be owned, by the Parent or any Parent Subsidiary, and (b) any other applications, registrations, recordings and filings filed by or on behalf of the Parent or any Parent Subsidiary (or otherwise authorized by or in the name of the Parent or any Parent Subsidiary) with respect to any Parent Intellectual Property Rights.
“Regulatory Laws” means any applicable supranational, national, federal, state, county, local or foreign antitrust, competition, trade regulation, or foreign investment Laws that are designed or intended to prohibit, restrict or regulate (a) actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, the Sherman Act, the Clayton Act and the Federal Trade Commission Act, in each case, as amended, and other similar antitrust, competition or trade regulation laws of any jurisdiction other than the United States or (b) investments by entities that are deemed a foreign entity for purposes of any applicable Law or regulation.
“Related Party Contract” means any Contracts or other transactions between the Company or any Company Subsidiaries, on the one hand, and any director, officer, and any record or beneficial owner of five percent (5%) or more of the number or voting power of any securities of the Company, on the other hand, including the Company Shareholders Agreement.
“Representatives” means, when used with respect to any Person, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives of such Person and its Subsidiaries.
“SEC” means the United States Securities and Exchange Commission.
“Section 102” means Section 102 of the Ordinance.
“Securities Act” means the United States Securities Act of 1933, as amended.
“Service Provider” means any officer, director, employee or Contractor of the Company or any Company Subsidiary.
“Spin-Off Tax Ruling” means the ruling of the ITA dated December 29, 2020 in connection with the transfer of certain assets of the Company to TypeA Holdings Ltd..
“Software” means all (a) computer programs, including all software implementations of algorithms, code, programs, applications, APIs, models, methodologies and implementations thereof (including mobile phone applications, HTML code, firmware and other software embedded in hardware devices), whether in Source Code or object code or machine readable form; (b) Databases, data and metadata; (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, information and know-how related to any of the foregoing, including user manuals and other training documentation.
“Source Code” means computer Software and code, in form other than object code or machine readable form, including related programmer comments and annotations, help text, data and data structures, instructions and procedural, object-oriented and other code, which may be printed out or displayed in human readable form.
“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other entity, whether incorporated or unincorporated, of which (i) such first Person directly or indirectly owns at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is a general partner or managing member.

“Tax” or “Taxes” means any U.S. federal, state, local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, occupation, environmental, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, including any interest, penalty, additions to tax and any additional amounts imposed with respect thereto, whether disputed or not.
“Tax Return” means any report, return, certificate, claim for refund, election, estimated Tax filing or declaration filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Treasury Regulations” means the U.S. Treasury regulations promulgated under the Code.
Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:
Term	Section
102 Tax Ruling	Section 6.19(b)
103K Tax Ruling	Section 6.19(a)
104H Tax Ruling	Section 6.19(c)
401(k) Termination Date	Section 6.7(c)
Academic Institutions	Section 3.14(j)
Agreement	Preamble
Alternative ISA Approvals	Section 6.18(c)
Base Amount	Section 6.4(c)
Book-Entry Share	Section 2.1(a)(i)
Cancelled Shares	Section 2.1(a)(ii)
Certificate	Section 2.1(a)(i)
Certificate of Merger	Section 1.4
Closing	Section 1.3
Closing Date	Section 1.3
Collective Bargaining Agreement	Section 3.11(a)
Companies Registrar	Section 1.4
Company	Preamble
Company Acquisition Agreement	Section 5.3(a)
Company Benefit Plan	Section 3.10(a)
Company Board of Directors	Recitals
Company Board Recommendation	Recitals
Company Capitalization Date	Section 3.2(a)
Company Change of Recommendation	Section 5.3(a)
Company Class A Shares	Recitals
Company Class B Shares	Recitals
Company Disclosure Letter	Article III
Company Expenses	Section 8.2(d)
Company Leases	Section 3.16
Company Ordinary Shares	Recitals
Company Outstanding Confidentiality Agreements	Section 5.3(a)
Company Permits	Section 3.9(b)
Company SEC Documents	Section 3.5(a)
Company Shareholder Approval	Section 3.3(b)
Company Shareholder Voting Agreement	Recitals
Company Shareholders Meeting	Section 5.5(e)
Company Shareholders	Recitals
Company Termination Fee	Section 8.2(b)(i)

Term	Section
Continuing Employees	Section 6.7(a)
Continuing Service Provider	Section 2.3(a)(i)
Converted Parent RSU	Section 2.3(b)(i)
Converted Parent Stock Option	Section 2.3(a)(i)
Databases	Annex A
DOJ	Section 6.2(b)
Domain Names	Annex A
Dual Listing Permit	Section 6.18(a)
Effective Time	Section 1.4
Enforceability Limitations	Section 3.3(d)
Exchange Agent	Section 2.2(a)
Exchange Agent Undertaking	Section 2.4(b)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)(i)
Export Approvals	Section 3.9(f)
FCPA	Annex A
FTC	Section 6.2(b)
GAAP	Section 3.5(b)
ICL	Recitals
Indemnified Parties	Section 6.4(a)
Intended U.S. Tax Treatment	Preamble
ISA	Section 6.18(a)
Joint Proxy Statement	Section 5.5(b)
Merger	Recitals
Material Contracts	Section 3.17(a)
Material Customer	Section 3.19(a)
Material Customer Agreement	Section 3.19(a)
Material Partner	Section 3.19(c)
Material Partner Agreement	Section 3.19(c)
Material Vendor	Section 3.19(b)
Material Vendor Agreement	Section 3.19(b)
Merger Consideration	Section 2.1(a)(i)
Merger Proposal Submission Date	Section 6.17(a)(i)
Merger Proposal	Section 6.17(a)(i)
Merger Sub	Preamble
Merger Sub Shares	Section 2.1(a)(iii)
New Plans	Section 6.7(b)
Non-Continuing Service Provider	Section 2.3(a)(ii)
OFAC	Annex A
Old Plans	Section 6.7(b)
Outside Date	Section 8.1(b)(ii)
Parent	Preamble
Parent Acquisition Agreement	Section 5.4(a)
Parent Board of Directors	Recitals
Parent Board Recommendation	Recitals
Parent Change of Recommendation	Section 5.4(a)
Parent Common Stock	Recitals
Parent Common Stock Issuance	Recitals
Parent Disclosure Letter	Article IV
Parent Expenses	Section 8.2(c)

Term	Section
Parent Outstanding Confidentiality Agreements	Section 5.4(a)
Parent Stockholder Voting Agreement	Recitals
Parent Stockholders Meeting	Section 5.5(f)
Parent Termination Fee	Section 8.2(b)(v)
Parties	Preamble
Party	Preamble
Payoff Letter	Section 6.13
Payor	Section 2.4(a)
Registration Statement	Section 5.5(b)
Sanctioned Countries	Section 3.9(g)
Sanctioned Persons	Section 3.9(g)
Sanctions	Annex A
Sarbanes-Oxley Act	Section 3.5(a)
Section 102 Plan	Section 3.12(l)
Surviving Company	Recitals
Takeover Statute	Section 3.23
TASE	Section 6.18(a)
Tax Rulings	Section 6.19(c)(ii)
Transactions	Recitals
Valid Tax Certificate	Section 2.4(b)
VAT	Section 3.12(q)
Withholding Drop Date	Section 2.4(b)
Withholding Tax Ruling	Section 6.19(c)(ii)

Annex B
FORM OF COMPANY SHAREHOLDER VOTING AGREEMENT
THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 13, 2022, by and among Unity Software Inc., a Delaware corporation (“Parent”), and [•] (the “Shareholder”). Parent and the Shareholder are each sometimes referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, concurrently with the execution hereof, ironSource Ltd. (the “Company”), Parent and Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company;
WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of Class A Ordinary Shares and/or Class B Ordinary Shares of the Company, each with no par value (collectively, “Company Ordinary Shares” or “Shares”), set forth on Schedule A (all such Company Ordinary Shares, together with any Company Ordinary Shares that are hereafter issued to the Shareholder in connection with an Adjustment prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as the “Covered Shares”), provided, however, that, when used with respect to voting or consenting by or in the name of the Shareholder or any other Person acting on the Shareholder’s behalf hereunder with respect to Shares, the term “Covered Shares” shall only include the securities that are entitled to be voted (in a particular general or class vote of the shareholders), or for which the Shareholder or any other Person acting on the Shareholder’s behalf is entitled to consent (in a particular general or class vote of the shareholders), with respect thereto (which, for the avoidance of doubt, shall not include unissued Company Ordinary Shares that are subject to future issuance upon the exercise of options to acquire Company Ordinary Shares), and nothing herein shall affirmatively require (and the Shareholder undertakes no obligation or makes no representation or warranty related to) the conversion, exercise or exchange of any security into securities entitled to be voted (in a particular general or class vote of the shareholders), or for which the Shareholder is entitled to consent or act (in a particular general or class vote of the shareholders), with respect thereto; and
WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as a material inducement and in consideration therefor, the Shareholder has entered into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:
1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:
“Adjustment” means any stock (or share) split (including a reverse stock (or share) split), stock (or share) dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock (or share capital) of the Company.
“Adverse Proposal” means: (i) any Company Acquisition Proposal; (ii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of the Company set forth in the Merger Agreement or of the Shareholder contained in this Agreement; or (iii) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by this Agreement or the Merger Agreement.
“Affiliates” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person; provided, that other than with respect to Section 9.18, no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder or any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder.

“Committed Covered Shares” shall mean those Covered Shares that are set forth in Schedule B as such Covered Shares are defined in relation to the specific shareholder meetings, shareholder votes and/or class votes.
“Expiration Time” shall mean the earlier to occur of (a) the Effective Time, and (b) the valid termination of the Merger Agreement in accordance with its terms.
“Transfer” shall mean any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement), or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any Covered Shares) with respect to any Covered Shares (other than as set forth in this Agreement); or (iii) any agreement or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii); provided, however, that Transfer shall not include: (1) with respect to any Company Options held by the Shareholder that expire on or prior to the termination of this Agreement, any transfer, sale or other disposition of any Covered Shares to the Company as payment for the (i) exercise price of such Company Options and (ii) taxes applicable to the exercise of such Company Options or (2) with respect to any Company RSUs granted to the Shareholder, (i) any transfer for the net settlement of such Company RSUs settled in Covered Shares (to pay any tax withholding obligations) or (ii) any transfer for receipt upon settlement of such Company RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by the Shareholder as a result of such settlement, (3) a Transfer pursuant to any 10b5-1 plan of a Shareholder that was entered into prior to the date hereof or (4) any indirect Transfer of limited partner interests in any Shareholder or any investment fund affiliated with any Shareholder; provided, that such transfer does not result in any Person (other than the Person that directly or indirectly ultimately controls such Shareholder as of the date hereof) directly or indirectly ultimately controlling the general partner or controlling entity of such limited partnership or investment fund.
2. No Transfer; No Inconsistent Arrangements.
2.1 From the date hereof until the date on which the Company Shareholder Approval shall have been obtained, the Shareholder agrees not to Transfer any Covered Shares; provided, however, that the Shareholder may, (x)(i) if the Shareholder is an individual, (a) Transfer any Covered Shares to any members of the Shareholder’s immediate family, or to a trust solely for the benefit of the Shareholder or any member of the Shareholder’s immediate family (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), or to a partnership, limited liability company or other entity of which the Shareholder and/or any member of the Shareholder’s immediate family are the legal and beneficial owners of all of the outstanding equity securities of such entity or similar interest and the Shareholder controls all of the voting power of such entity, (b) Transfer any Covered Shares by operation of law, such as pursuant to a qualified domestic order, divorce settlement or divorce decree and (c) Transfer any Covered Shares by will or under the laws of intestacy upon the death of the Shareholder, (ii) if the Shareholder is a corporate entity, limited liability company, or partnership, Transfer any Covered Shares to any other Person which directly or indirectly controls, is controlled by or is under common control with such Shareholder; but in the case of each of the foregoing clauses (i) and (ii), only if all of the representations and warranties of the Shareholder would be true and correct upon such Transfer and the transferees agree in writing to be bound by the obligations set forth herein with respect to such Covered Shares (including obligations set forth in Section 3 with respect to Committed Covered Shares to the extent such Covered Shares are also Committed Covered Shares) as if they were the Shareholder hereunder, with Parent named as an express third-party beneficiary of such agreements; (iii) release the Covered Shares from any pledge, lien or encumbrance existing on the date hereof so long as such release would not prohibit, limit, otherwise conflict with or impede (in any respect) the Shareholder’s compliance with its obligations pursuant to this Agreement; and (iv) pledge, lien or encumber any portion of the Covered Shares so long as such pledge, lien or encumbrance would not prohibit, limit, otherwise conflict with or impede (in any respect) the Shareholder’s compliance with its obligations pursuant to this Agreement (any such Transfer, a “Permitted Transfer”); (y) if any involuntary Transfer of any of the Shareholder’s Covered Shares shall occur (including a sale by the Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement (including obligations set forth in Section 3 with respect to Committed Covered Shares to the extent such Covered Shares are also Committed Covered Shares), which shall continue in full force and effect in accordance with the terms and conditions hereof until the Expiration Time. Notwithstanding the foregoing, each Shareholder may Transfer, in one or more Transfers and in addition to any Transfers described in the preceding clauses (x) and (y), up to ten (10%) of the Committed Covered Shares. Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio. Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Shares that are not Covered Shares.
2.2 From the date hereof until the Expiration Time, the Shareholder shall not, directly or indirectly, take any action that would reasonably be expected to make any of the Shareholder’s representations or warranties under this Agreement untrue or incorrect in any material respect.
2.3 Nothing in this Agreement shall obligate the Shareholder to exercise any option or any other right to acquire any Company Ordinary Shares.
3. Agreement to Vote.
3.1 Agreement to Vote. From the date hereof until the Expiration Time, the Shareholder irrevocably and unconditionally agrees that, at every meeting of the shareholders or of any class of shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders or any class of shareholders of the Company, the Shareholder shall, in each case, to the fullest extent that the Shareholder’s Committed Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Committed Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Committed Covered Shares (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, and (C) any other transaction contemplated by the Merger Agreement or other matters that would reasonably be expected to facilitate the Merger, including any proposal to adjourn or postpone such meeting of the Company’s shareholders to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against any Adverse Proposal. The obligations of the Shareholder in this Section 3 shall not be affected by any Company Change of Recommendation. The Shareholder shall retain at all times the right to vote the Committed Covered Shares in the Shareholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3.1 that are at any time or from time to time presented for consideration to the Company’s shareholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3.1 apply to any Committed Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Committed Covered Shares over which the applicable Shareholder exercises direct or indirect voting control (if any). Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Shares that are not Covered Shares.
4. Additional Covenants.
4.1 No Solicitation. The Shareholder agrees to be bound by and comply with the provisions of Section 5.4 of the Merger Agreement, as if it was a direct party thereto, and such provisions are incorporated hereto mutatis mutandis; with it being understood that each Shareholder shall be entitled to take any action that would be permitted by Section 5.4 of the Merger Agreement; provided, that any reference to affiliates in Section 5.4 of the Merger Agreement shall be deemed to have the same meaning as the definition of “Affiliates” hereunder.
4.2 Waiver of Certain Actions. The Shareholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors or the Parent Board of Directors or of any Person in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing agreement and waiver shall not apply to any claim, derivative or otherwise, under or related to this Agreement.
4.3 Notice of Certain Events. The Shareholder agrees to notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Shareholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, the Shareholder shall notify Parent of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof as Covered Shares (and, for the avoidance of doubt, such After-Acquired Shares shall not be considered as Covered Shares). The Parent shall notify the Shareholder of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Company set forth in Section 6.
5. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to Parent that:
5.1 Due Organization; Authority.
(a) If the Shareholder is not an individual, (i) the Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) the Shareholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder, and (iv) no other proceedings on the part of the Shareholder are necessary to authorize the execution, delivery and performance of this Agreement by the Shareholder or to consummate the transactions contemplated hereby. If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.
(b) This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Limitations.
5.2 Ownership of the Covered Shares; Voting Power. The Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Covered Shares and has good and marketable title to all of the Covered Shares free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest, or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Covered Shares (collectively, “Liens”), other than those created by this Agreement or those imposed by applicable securities Law or for such Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement (collectively, “Permitted Liens”). As of the date hereof, the Shareholder has not entered into any agreement to Transfer any of the Covered Shares. The Shareholder has full voting power with respect to all of the Covered Shares, and full power of disposition with respect to the Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Covered Shares. None of the Covered Shares are subject to any shareholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of the Covered Shares, except as expressly provided herein (including Permitted Liens).

5.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Shareholder nor the consummation of the transactions contemplated hereby nor compliance by the Shareholder with any provisions herein will (a) if the Shareholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the organizational documents of the Shareholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Shareholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Shareholder is a party or by which the Shareholder or any of the Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Lien created by Parent or Merger Sub or the Permitted Liens) on any asset of the Shareholder or (e) violate any Law applicable to the Shareholder or by which any of the Covered Shares are bound, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.
5.4 No Proceedings. As of the date hereof, there is no Proceeding pending against or, to the knowledge of the Shareholder, threatened against the Shareholder or any of the Shareholder’s properties or assets (including any of the Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.
5.5 Acknowledgment of the Terms and Conditions. The Shareholder has been represented by or had opportunity to be represented by independent counsel, and to the extent the Shareholder is not an individual, such Shareholder’s authorized officers have carefully read and fully understood this Agreement and the Merger Agreement.
5.6 No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.
6. Representations and Warranties of Parent. Parent represents and warrants to the Shareholder that:
6.1 Due Organization; Authority. Parent is duly organized, validly existing and in good standing under the Laws of Delaware. Parent has the requisite power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Parent and performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement by Parent or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of each Shareholder, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.
6.2 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent nor the consummation of the transactions contemplated hereby nor compliance by Parent with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Parent Governing Documents, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of Parent, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which Parent is a party or by which Parent may be bound, (d) result in the creation or imposition of any Lien on any asset of Parent or (e) violate any Law applicable to Parent, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by Parent of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay Parent’s ability to perform its obligations hereunder.
6.3 No Proceedings. There is no Proceeding pending against or, to the knowledge of Parent, threatened against Parent that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by Parent of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay Parent’s ability to perform its obligations hereunder.
7. Termination. Unless earlier terminated by the written consent of the Parent (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the Expiration Time. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 7 shall relieve any Party from liability for fraud or any willful breach of this Agreement prior to termination hereof and (ii) the provisions of this Section 7 and Section 9 shall survive any termination of this Agreement. In the event that the Parent terminates any other voting agreement entered into in connection with the Merger Agreement or the Merger, this Agreement shall automatically terminate.
8. Reliance. The Shareholder understands and acknowledges that that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.
9. Miscellaneous.
9.1 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
9.2 Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.2 shall be void.
9.3 Amendments and Waivers. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.
9.4 Specific Performance; Injunctive Relief. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.6, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity. The Parties’ rights in this

Section 9.4 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 9.4 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.4, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
9.5 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.4 of the Merger Agreement, addressed as follows: (i) if to the Parent, to its address or email address set forth in Section 9.4 of the Merger Agreement, and (ii) if to the Shareholder, to the Shareholder’s address or email address set forth on a signature page hereto, or to such other address or email address as such Party may hereafter specify for the purpose by notice to each other Party hereto.
9.6 Applicable Law; Jurisdiction of Disputes. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the transactions contemplated hereby that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.6 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.
9.7 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS

CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.
9.8 Entire Agreement. This Agreement, together with the Merger Agreement contains the entire understanding of the Parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the Parties with respect to such subject matter.
9.9 Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
9.10 Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, that no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with the Shareholder of any of its Affiliates shall be deemed or treated as an Affiliate of the Shareholder. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
9.11 Capacity as Shareholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. The Shareholder signs solely in his, her or its capacity as the record and beneficial owner of the Covered Shares. Nothing herein shall limit or affect any actions taken by a Shareholder or any officer, director, employee, affiliate or representative of a Shareholder solely in his or her capacity as an officer or director of the Company, including without limitation, exercising his or her fiduciary duties in connection thereto.
9.12 Adjustments. After the date of this Agreement and prior to the termination of this Agreement in accordance with Section 7, in the event of an Adjustment, the term “Covered Shares” and “Committed Covered Shares” shall each be deemed to refer to and include any stock (or share) and any securities into which or for which any or all of such stock (or share) and securities may be changed or exchanged or which are received in such Adjustment.
9.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

9.14 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all Parties.
9.15 Further Assurances. The Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use the Shareholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform the Shareholder’s obligations under this Agreement.
9.16 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the Parties and each such Party’s respective heirs, successors and permitted assigns, except as otherwise set forth herein.
9.17 Non-Survival of Representations and Warranties. The respective representations and warranties of the Shareholder and Parent contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.
9.18 Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any Party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party hereto under this Agreement (whether in tort, contract or otherwise). The Parties acknowledge and agree that the Non-Recourse Parties are third party beneficiaries of this Section 9.18, each of whom may enforce the provisions thereof.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.
UNITY SOFTWARE INC.

By:
Name:
Title:

[•]

By:
Name:
Address:
E-mail:
[Signature Page to Voting Agreement]

SCHEDULE A
COVERED SHARES
Name of Shareholder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares
[•]	[•]	[•]

SCHEDULE B
“Committed Covered Shares” shall mean:
•	In connection with a vote at a meeting in which Class A Ordinary Shares and Class B Ordinary Shares are voting together as a single class:
Name of Shareholder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares
[•]	[•]	[•]
•	In connection with a vote at a meeting of Class A Ordinary Shares:
Name of Shareholder	Number of Class A Ordinary Shares
[•]	[•]
•	In connection with a vote at a meeting of Class B Ordinary Shares:
Name of Shareholder	Number of Class B Ordinary Shares
[•]	[•]

Annex C

FORM OF PARENT STOCKHOLDER VOTING AGREEMENT
THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 13, 2022, by and among ironSource Ltd., a company organized under the laws of the State of Israel (the “Company”), and the parties listed on Schedule A hereof (each a “Shareholder” and collectively, the “Shareholders”). Parent and the Shareholders are each sometimes referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, concurrently with the execution hereof, the Company, Unity Software Inc., a Delaware corporation (“Parent”) and Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company;
WHEREAS, as of the date hereof, each Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Common Stock of Parent, par value $0.00005 (collectively, “Parent Shares”), set forth on Schedule A (all such Parent Shares, together with any Parent Shares issued in connection with an Adjustment prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as the “Covered Shares”); and
WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as a material inducement and in consideration therefor, the Shareholders and the Company have entered into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:
10. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:
“Adjustment” means any stock (or share) split (including a reverse stock (or share) split), stock (or share) dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock (or share capital) of Parent.
“Adverse Proposal” means: (i) any Parent Acquisition Proposal, (ii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Parent set forth in the Merger Agreement or of a Shareholder contained in this Agreement; or (iii) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by this Agreement or the Merger Agreement.
“Affiliates” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person; provided, that other than with respect to Section 9.18, no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder or any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder.
“Expiration Time” shall mean the earlier to occur of (a) the Effective Time, and (b) the valid termination of the Merger Agreement in accordance with its terms.
“Transfer” shall mean any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement), or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any Covered Shares) with respect to any Covered Shares (other than as set forth in this Agreement); or (iii) any agreement or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii); provided, however, that Transfer shall not include: (1) with respect to any Parent Options held by a Shareholder that expire on or prior to the termination of this Agreement, any transfer, sale or other disposition of any Covered Shares to Parent as payment for the (i) exercise price of such Parent Options and (ii) taxes applicable to the exercise of such Company Options, (2) with respect to any Parent RSUs granted to a Shareholder, (i) any transfer for the net settlement of such Parent RSUs settled in Covered Shares (to pay any tax withholding obligations) or (ii) any transfer for receipt upon settlement of such Parent RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by a Shareholder as a result of such settlement, (3) a Transfer pursuant to any 10b5-1 plan of a Shareholder that was entered into prior to the date hereof or (4) any indirect Transfer of limited partner interests in any Shareholder or any investment fund affiliated with any Shareholder; provided, that such transfer does not result in any Person (other than the Person that directly or indirectly ultimately controls such Shareholder as of the date hereof) directly or indirectly ultimately controlling the general partner or controlling entity of such limited partnership or investment fund.
11. No Transfer; No Inconsistent Arrangements.
11.1 From the date hereof until the date on which the Parent Stockholder Approval shall have been obtained, each Shareholder, severally and not jointly, agrees not to Transfer the Covered Shares held by such Shareholder; provided, however, that (x) such Shareholder may (i) if such Shareholder is an individual, (a) Transfer any Covered Shares to any members of such Shareholder’s immediate family, or to a trust solely for the benefit of such Shareholder or any member of such Shareholder’s immediate family (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), or to a partnership, limited liability company or other entity of which such Shareholder and/or any member of such Shareholder’s immediate family are the legal and beneficial owners of all of the outstanding equity securities of such entity or similar interest and such Shareholder controls all of the voting power of such entity, (b) Transfer any Covered Shares by operation of law, such as pursuant to a qualified domestic order, divorce settlement or divorce decree and (c) Transfer any Covered Shares by will or under the laws of intestacy upon the death of such Shareholder, (ii) if such Shareholder is a corporate entity, limited liability company, or partnership, Transfer any Covered Shares to any other Person which directly or indirectly controls, is controlled by or is under common control with such Shareholder; but in the case of each of the foregoing clauses (i) and (ii), only if all of the representations and warranties of such Shareholder would be true and correct upon such Transfer and the transferees agree in writing to be bound by the obligations set forth herein with respect to such Covered Shares as if they were such Shareholder hereunder, with the Company named as an express third-party beneficiary of such agreements; (iii) release the Covered Shares from any pledge, lien or encumbrance existing on the date hereof so long as such release would not prohibit, limit, otherwise conflict with or impede (in any respect) such Shareholder’s compliance with its obligations pursuant to this Agreement; and (iv) pledge, lien or encumber any portion of the Covered Shares so long as such pledge, lien or encumbrance would not prohibit, limit, otherwise conflict with or impede (in any respect) such Shareholder’s compliance with its obligations pursuant to this Agreement (any such Transfer, a “Permitted Transfer”); (y) if any involuntary Transfer of any of such Shareholder’s Covered Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect in accordance with the terms and conditions hereof until the Expiration Time and (z) each Shareholder may Transfer, in one or more Transfers and in addition to any Transfers described in the preceding clauses (x) and (y), up to ten (10%) percent in the aggregate of the Covered Shares held by such Shareholder as of the date of this Agreement (and the restrictions on Transfer set forth in this Agreement shall not apply to any such Transfer). Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio. Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Parent Shares that are not Covered Shares.
11.2 From the date hereof until the Expiration Time, each Shareholder shall not, directly or indirectly, take any action that would reasonably be expected to make any of such Shareholder’s representations or warranties under this Agreement untrue or incorrect in any material respect.
12. Agreement to Vote.
12.1 Agreement to Vote. From the date hereof until the Expiration Time, each Shareholder, severally and not jointly, irrevocably and unconditionally agrees with the Company that, at every meeting of the shareholders or of any class of shareholders of Parent, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders or any class of shareholders of Parent, such Shareholder shall, in each case, to the fullest extent that such Shareholder’s Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Covered Shares (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, (C) any other transaction contemplated by the Merger Agreement, and (D) any proposal to adjourn or postpone such meeting of stockholders of Parent to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against any Adverse Proposal. The obligations of each Shareholder in this Section 3 shall not be affected by any Parent Change of Recommendation. Each Shareholder shall retain at all times the right to vote the Covered Shares in such Shareholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3.1 that are at any time or from time to time presented for consideration to Parent’s shareholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3.1 apply to any Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Covered Shares over which the applicable Shareholder exercises direct or indirect voting control (if any).
13. Additional Covenants.
13.1 No Solicitation. Each Shareholder, severally and not jointly, agrees to be bound by and comply with the provisions of Section 5.4 of the Merger Agreement, as if it was a direct party thereto, and such provisions are incorporated hereto mutatis mutandis; with it being understood that each Shareholder shall be entitled to take any action that would be permitted by Section 5.4 of the Merger Agreement; provided, that any reference to affiliates in Section 5.4 of the Merger Agreement shall be deemed to have the same meaning as the definition of “Affiliates” hereunder.
13.2 Waiver of Certain Actions. Each Shareholder agrees, severally and not jointly, not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors or the Parent Board of Directors or of any Person in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing agreement and waiver shall not apply to any claim, derivative or otherwise, under or related to this Agreement or related to the Lock-Up Undertaking and/or the transactions contemplated thereby or hereby.
13.3 Notice of Certain Events. Each Shareholder agrees, severally and not jointly, to notify the Company of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of such Shareholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, the applicable Shareholder shall notify the Company of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by such Shareholder on the date hereof as Covered Shares (and, for the avoidance of doubt, such After-Acquired Shares shall not be considered as Covered Shares following such Transfer unless such Transfer was a Permitted Transfer). The Company shall notify each Shareholder of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Company set forth in Section 6.
14. Representations and Warranties of the Shareholders. Each Shareholder, severally and not jointly, represents and warrants to the Company that:
14.1 Due Organization; Authority.
(a) If the Shareholder is not an individual, (i) the Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) the Shareholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder, and (iv) no other proceedings on the part of the Shareholder are necessary to authorize the execution, delivery and performance of this Agreement by the Shareholder or to consummate the transactions contemplated hereby. If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.
(b) This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Limitations.
14.2 Ownership of the Covered Shares; Voting Power. The Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Covered Shares and has good and marketable title to all of the Covered Shares free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest, or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Covered Shares (collectively, “Liens”), other than those created by this Agreement or those imposed by applicable securities Law or for such Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement (collectively, “Permitted Liens”).The Covered Shares listed on Schedule A constitute all of the Parent Shares beneficially owned by the Shareholder as of the date hereof. As of the date hereof, the Shareholder has not entered into any agreement to Transfer any of the Covered Shares. The Shareholder has full voting power with respect to all of the Covered Shares, and full power of disposition with respect to the Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Covered Shares. None of the Covered Shares are subject to any shareholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of the Covered Shares, except as expressly provided herein (including Permitted Liens) or in the Investor Rights Agreement of Parent.
14.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Shareholder nor the consummation of the transactions contemplated hereby nor compliance by the Shareholder with any provisions herein will (a) if the Shareholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the organizational documents of the Shareholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Shareholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Shareholder is a party or by which the Shareholder or any of the Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Lien created by Parent or Merger Sub or the Permitted Liens) on any asset of the Shareholder or (e) violate any Law applicable to the Shareholder or by which any of the Covered Shares are bound, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.
14.4 No Proceedings. As of the date hereof, there is no Proceeding pending against or, to the knowledge of the Shareholder, threatened against the Shareholder or any of the Shareholder’s properties or assets (including any of the Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.
14.5 Acknowledgment of the Terms and Conditions. The Shareholder has been represented by or had opportunity to be represented by independent counsel, and to the extent the Shareholder is not an individual, such Shareholder’s authorized officers have carefully read and fully understood this Agreement and the Merger Agreement.
14.6 No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.
15. Representations and Warranties of the Company. The Company represents and warrants to each Shareholder that:
15.1 Due Organization; Authority. The Company is duly organized, validly existing and in good standing under the Laws of the State of Israel. The Company has the requisite power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of each Shareholder, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.
15.2 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Company Governing Documents, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Company, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Company is a party or by which the Company may be bound, (d) result in the creation or imposition of any Lien on any asset of the Company or (e) violate any Law applicable to the Company, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Company of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Company’s ability to perform its obligations hereunder.

15.3 No Proceedings. There is no Proceeding pending against or, to the knowledge of the Company, threatened against the Company that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Company of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Company’s ability to perform its obligations hereunder.
16. Termination. Unless earlier terminated by the written consent of the Company (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the Expiration Time. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 7 shall relieve any Party from liability for fraud or any willful breach of this Agreement prior to termination hereof and (ii) the provisions of this Section 7 and Section 9 shall survive any termination of this Agreement. In the event that the Company terminates any other voting agreement entered into in connection with the Merger Agreement or the Merger, this Agreement shall automatically terminate.
17. Reliance. Each Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.
18. Miscellaneous.
18.1 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
18.2 Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.2 shall be void.
18.3 Amendments and Waivers. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.
18.4 Specific Performance; Injunctive Relief. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.6, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity. The Parties’ rights in this Section 9.4 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 9.4 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.4, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
18.5 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.4 of the Merger Agreement, addressed as follows: (i) if to the Company, to its address or email address set forth in Section 9.4 of the Merger Agreement, and (ii) if to a Shareholder, to such Shareholder’s address or email address set forth on a signature page hereto, or to such other address or email address as such Party may hereafter specify for the purpose by notice to each other Party hereto.
18.6 Applicable Law; Jurisdiction of Disputes. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the transactions contemplated hereby that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.6 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.
18.7 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

18.8 Entire Agreement. This Agreement, together with the Merger Agreement contains the entire understanding of the Parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the Parties with respect to such subject matter.
18.9 Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
18.10 Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, that no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder of any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
18.11 Capacity as Shareholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. Each Shareholder signs solely in his, her or its capacity as the record and beneficial owner of the Covered Shares. Nothing herein shall limit or affect any actions taken by any Shareholder or any officer, director, employee, affiliate or representative of any Shareholder solely in his or her capacity as an officer or director of the Company, including without limitation, exercising his or her fiduciary duties in connection thereto.
18.12 Adjustments. After the date of this Agreement and prior to the termination of this Agreement in accordance with Section 7, in the event of an Adjustment, the term “Covered Shares” shall be deemed to refer to and include any stock (or share) and any securities into which or for which any or all of such stock (or share) and securities may be changed or exchanged or which are received in such Adjustment.
18.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.
18.14 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all Parties.

18.15 Further Assurances. Each Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use such Shareholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform such Shareholder’s obligations under this Agreement.
18.16 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the Parties and each such Party’s respective heirs, successors and permitted assigns, except as otherwise set forth herein.
18.17 Non-Survival of Representations and Warranties. The respective representations and warranties of the Shareholders and the Company contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.
18.18 Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any Party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party hereto under this Agreement (whether in tort, contract or otherwise). The Parties acknowledge and agree that the Non-Recourse Parties are third party beneficiaries of this Section 9.18, each of whom may enforce the provisions thereof.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.
IRONSOURCE LTD.

By:
Name:
Title:

[•]

By:
Name:
Address:
E-mail:
[Signature Page to Voting Agreement]

SCHEDULE A

COVERED SHARES
Name of Shareholder	Number of Parent Shares
[•]	[•]

Annex D
FORM OF

REGISTRATION RIGHTS AGREEMENT

BY AND AMONG

UNITY SOFTWARE INC.

AND

THE HOLDERS

DATED AS OF [•], 2022

REGISTRATION RIGHTS AGREEMENT
This REGISTRATION RIGHTS AGREEMENT (this agreement, as it may be amended, supplemented or restated from time to time in accordance with its terms, this “Agreement”), dated as of [•], 2022, by and among Unity Software Inc., a Delaware corporation (the “Company”), and the Holders (as hereinafter defined).
ARTICLE I
DEFINITIONS
Section 1.1 Defined Terms.
As used in this Agreement, the following capitalized terms (in their singular and plural forms, as applicable) have the following meanings:
“Action” has the meaning assigned to such term in Section 6.3.
“Affiliate” of a Person means any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such other Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning assigned to such term in the introductory paragraph to this Agreement.
“Business Day” means each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the Borough of Manhattan, The City of New York are authorized or obligated by law or executive order to close.
“Closing” has the meaning assigned to such term in the Merger Agreement.
“Commission” means the United States Securities and Exchange Commission and any successor United States federal agency or governmental authority having similar powers and the staff thereof.
“Common Stock” means the common stock, par value US$0.000005 per share, of the Company or any capital stock of the Company or any successor into which such Common Stock is reclassified or reconstituted.
“Company” has the meaning assigned to such term in the introductory paragraph to this Agreement.
“Company Indemnified Person” has the meaning assigned to such term in Section 6.2.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations of the Commission thereunder.
“Holders” means the Person named on Schedule I hereto and any transferee of Registrable Securities that succeeds to the rights hereunder pursuant to Section 8.5.
“Indemnified Person” has the meaning assigned to such term in Section 6.1.
“Indemnitee” has the meaning assigned to such term in Section 6.3.
“Investor Rights Agreement” means the Amended and Restated Investor Rights Agreement, dated as of May 7, 2019, by and among the Company and the other parties thereto.
“Loss” and “Losses” have the meanings assigned to such terms in Section 6.1.
“Merger Agreement” means the Agreement and Plan of Merger, dated as of July 13, 2022, by and among the Company, Ursa Aroma Merger Subsidiary Ltd. and ironSource Ltd.
“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.
“Prospectus” means the prospectus included in any Registration Statement, all amendments and supplements to such prospectus and all material incorporated by reference in such prospectus.
“register,” “registered” and “registration” mean a registration effected by preparing and filing with the Commission a Registration Statement on an appropriate form in compliance with the Securities Act, and the declaration or order of the Commission of the effectiveness of such Registration Statement under the Securities Act.
“Registrable Securities” means (i) the shares of Common Stock issued to the Holders pursuant to the Merger Agreement, (ii) any shares of Common Stock issued or issuable with respect to any shares described in clause (i) by way of a stock dividend, stock split or combination of shares, (iii) any securities into which the shares of Common Stock described in clauses (i) or (ii) may be converted or exchanged pursuant to any merger, consolidation, sale of assets, corporate conversion, reclassification, recapitalization, share exchange, reorganization or other extraordinary transaction of the Company, and (iv) any securities issued in replacement of or exchange for any of the securities described in clauses (i), (ii) or (iii); provided, however, that any particular securities shall cease to constitute “Registrable Securities” for purposes of this Agreement to the extent that: (a) a Registration Statement with respect to the sale of such Registrable Securities shall have become effective under the Securities Act and such Registrable Securities shall have been disposed of pursuant to such effective Registration Statement, (b) such Registrable Securities shall have been distributed, sold or otherwise transferred to any Person (other than an Affiliate or a direct or indirect equity owner of such Holder) pursuant to Rule 144, Regulation S or another applicable exemption from the Securities Act, and shall no longer bear a legend restricting transfer under the Securities Act and subsequent public distribution of them shall not require registration under the Securities Act, (c) such Registrable Securities are no longer outstanding or (d) with respect to the Registrable Securities held by any Holder, together with its Affiliates, the date on which such Holder, together with its Affiliates, is permitted to sell such Registrable Securities pursuant to Rule 144 with no volume or manner of sale limitations thereunder and with no requirement for the Company to be in compliance with the current public information requirement under Rule 144(c)(1).
“Registration Statement” means any registration statement of the Company filed with, or to be filed with, the Commission under the rules and regulations promulgated under the Securities Act, including the Prospectus, amendments and supplements to such registration statement, including pre- and post-effective amendments, and all exhibits and all material incorporated by reference in such registration statement.
“Regulation S” means Regulation S (or any successor thereto) promulgated under the Securities Act.
“Rule 144” means Rule 144 (or any successor thereto) promulgated under the Securities Act.
“Rule 415” means Rule 415 (or any successor thereto) promulgated under the Securities Act.
“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations of the Commission thereunder.
“Selling Stockholder Questionnaire” means the selling stockholder questionnaire substantially in the form attached as Exhibit A hereto.
“Suspension Period” has the meaning assigned to such term in Section 4.1(a).
ARTICLE II

INTERPRETATION
Section 2.1 General Interpretive Principles. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. The name assigned to this Agreement and the Section captions used herein are for convenience of reference only and shall not be construed to affect the meaning, construction or effect hereof. Unless otherwise specified, the terms “hereof,” “herein,” “hereunder” and similar terms refer to this Agreement as a whole (including the exhibits and schedules hereto), and references herein to “Sections” refer to Sections of this Agreement. The words “include,” “includes” and “including,” when used in this Agreement, shall be deemed to be followed by the words “without limitation.”
ARTICLE III

SHELF REGISTRATION
Section 3.1 Shelf Registration. Subject to the other provisions hereof, including Article IV, as soon as reasonably practicable following the Closing, and in any event within thirty (30) days thereof, the Company shall file a Registration Statement or a prospectus supplement to an existing Registration Statement permitting the resale from time to time on a delayed or continuous basis pursuant to Rule 415 by the Holders of the Registrable Securities for which the Company has received completed Selling Stockholder Questionnaires. Subject to the other provisions hereof, including Article IV, the Company shall use its reasonable best efforts to cause such Registration Statement to become effective under the Securities Act, if applicable, as promptly as practicable after the filing thereof with the Commission and to keep such Registration Statement current and effective (including by preparing and filing with the Commission such amendments and supplements as may be necessary to keep such Registration Statement current and effective) for a period necessary for the completion of the resale of the Registrable Securities registered thereon.
Section 3.2 Registration Statement Form. The Registration Statement filed pursuant to Section 3.1 shall be filed on (a) Form S-3, if the Company is then eligible to file a Registration Statement on Form S-3 with respect to the registration of the Registrable Securities (pursuant to the General Instructions to Form S-3) (“S-3 Eligible”), which Form S-3 shall be filed as an automatically effective Registration Statement if the Company is eligible for such filing, or (b) any other appropriate form under the Securities Act for the type of offering contemplated by a Holder, if the Company is not then S-3 Eligible.
Section 3.3 Conversion to Form S-3. If the Registration Statement filed pursuant to Section 3.1 is not filed on a Form S-3 pursuant to Section 3.2(a) because the Company is not S-3 Eligible, then the Company shall use reasonable best efforts to convert any such filed Registration Statement to a Form S-3 Registration Statement as soon as reasonably practicable after the Company is eligible to use Form S-3; provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form S-3 covering the Registrable Securities has been declared effective by the Commission.
ARTICLE IV

SUSPENSION PERIODS
Section 4.1 Company Suspension Period.
(a) Notwithstanding anything to the contrary in this Agreement, if the Company determines in good faith that it would be materially detrimental to the Company and its stockholders for a Registration Statement to be filed pursuant to this Agreement or to either become effective or remain effective for as long as such Registration Statement otherwise would be required to remain effective, or to allow the Holders to sell securities pursuant to such Registration Statement, because such action would, (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Company; (ii) based on the reasonable advice of the Company’s counsel, require premature disclosure of material non-public information that the Company has a bona fide business purpose for preserving as confidential; (iii) require the inclusion or filing of pro forma financial statements, which requirement the Company is not reasonably able to comply with at such time; or (iv) render the Company unable to comply with the requirements under the Securities Act or the Exchange Act, then the Company shall have the right to defer taking action with respect to such filing, and/or to require the Holders not to sell securities pursuant to a Registration Statement or otherwise suspend the use or effectiveness of such Registration Statement, for a period of not more than fourty five (45) days (a “Suspension Period”) after the notice to the Holders is given; provided, however, that the Company may not invoke this right more than two (2) times in any twelve (12) month period; and provided further that the Company shall not register any securities for its own account or that of any other stockholder during such Suspension Period.
(b) In the event of any suspension pursuant to this Article IV, the Company shall use its reasonable best efforts to keep Holders apprised of the estimated length of the anticipated delay. Upon notice by the Company to the Holders of any determination to commence a Suspension Period, the Holders shall, except as required by applicable law, including any disclosure obligations under Section 13 of the Exchange Act, keep the fact of any such Suspension Period strictly confidential, and during any Suspension Period, promptly halt any offer, sale, trading or transfer of any Registrable Securities for the duration of the Suspension Period under the applicable Registration Statement until the Company has provided notice to the Holders that the Suspension Period has been terminated. The Company will notify the Holders promptly in writing upon the termination of the Suspension Period.
(c) The Company shall, as promptly as reasonably practicable following the termination of a

Suspension Period, prepare and file a Registration Statement or post-effective amendment or supplement to the applicable Registration Statement or prospectus, or any document incorporated therein by reference, or prepare and file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the prospectus will not include a material misstatement or omission and will be effective and useable for resale of Registrable Securities.
ARTICLE V

REGISTRATION PROCEDURES
Section 5.1 Company Obligations. Whenever the Company is required pursuant to this Agreement to register Registrable Securities, it shall:
(a) provide the Holders and their respective counsel a reasonable opportunity to review any Registration Statement or prospectus supplement to be prepared and filed pursuant to this Agreement prior to the filing thereof with the Commission and consider their comments in good faith;
(b) furnish to the Holders such number of conformed copies of such Registration Statement and of each such amendment thereto (in each case including all exhibits thereto, except that the Company shall not be obligated to furnish to any such Holder more than two copies of such exhibits), such number of copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus and each supplement thereto), and such number of the documents, if any, incorporated by reference in such Registration Statement or Prospectus, as the Holders reasonably may request;
(c) on or prior to the date on which the applicable Registration Statement becomes effective, use its reasonable best efforts to register or qualify the Registrable Securities covered by such Registration Statement under such securities or “blue sky” laws of such jurisdictions as the Holders reasonably shall request, except that the Company shall not, for any such purpose, be required to qualify generally to do business as a foreign corporation in any jurisdiction in which it is not obligated to be so qualified, or to subject itself to taxation in any such jurisdiction, or to consent to general service of process in any such jurisdiction;
(d) promptly notify the Holders, at any time when a Prospectus or Prospectus supplement relating thereto is required to be delivered under the Securities Act, upon the Company becoming aware that, or upon the occurrence of any event as a result of which, the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, which untrue statement or omission requires amendment of the Registration Statement or supplementing of the Prospectus, and, as promptly as practicable (subject to Article IV), prepare and file with the Commission and any other appropriate authorities in the applicable jurisdictions, and furnish without charge to the Holders a reasonable number of copies of, a supplement or amendment to such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that with respect to Registrable Securities registered pursuant to such Registration Statement, each Holder agrees that it shall not enter into any transaction for the sale of any Registrable Securities pursuant to such Registration Statement during the time after the furnishing of the Company’s notice that the Company is preparing a supplement to or an amendment of such Prospectus or Registration Statement and until the filing and effectiveness thereof;
(e) promptly notify the Holders of any request by the Commission or any other federal or state governmental authority for amendments or supplements to such Registration Statement or related Prospectus;
(f) promptly notify the Holders of the issuance by the Commission or any other federal or state governmental authority of any stop order suspending the effectiveness of such Registration Statement or the use of any Prospectus or the initiation of any proceedings for that purpose;
(g) use reasonable best efforts to prevent the issuance of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary or final Prospectus and, if any such order is issued, use reasonable best efforts to obtain the withdrawal of any such order at the earliest possible moment;
(h) use its reasonable best efforts to cause all Registrable Securities covered by the applicable Registration Statement to be listed or quoted on a national securities exchange or trading system and each securities exchange and trading system, if any, on which similar securities issued by the Company are then listed or quoted (which shall be the New York Stock Exchange at Closing);
(i) reasonably cooperate with the Holders to facilitate the removal or modification of any restrictive legends attached to any Registrable Securities registered hereunder; and
(j) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by the applicable Registration Statement.
Section 5.2 Holder Obligations. Each Holder agrees that it shall (and each Holder acknowledges and agrees that the Company’s obligations hereunder shall be subject to the Holder’s compliance with the following obligations) furnish to the Company a completed Selling Stockholder Questionnaire and promptly thereafter notify the Company of any changes to such information that would be required to be updated in a Registration Statement filed under this Agreement, including promptly notifying the Company if it becomes aware of any information regarding such Holder or its intended plan and method of distribution, as a result of which a Prospectus included in a Registration Statement hereunder, as then in effect, includes an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and which untrue statement or omission requires amendment of the Registration Statement or supplementing of the Prospectus.
ARTICLE VI

INDEMNIFICATION
Section 6.1 Indemnification by the Company. The Company shall indemnify and hold harmless to the fullest extent permitted by law each Holder, such Holder’s Affiliates and their respective officers, directors, managers, partners, members and representatives, and each of their respective successors and assigns, and each other Person, if any, who controls such Holder (each such Person being sometimes referred to as an “Indemnified Person”), against any and all losses, claims, damages, liabilities (joint or several) and reasonable expenses (including reasonable costs of investigations and reasonable legal expenses) (each a “Loss” and collectively “Losses”), to which such Indemnified Person may become subject, to the extent that such Losses arise out of or are based upon (A) any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement in which such Registrable Securities were included for registration under the Securities Act, including any preliminary or summary Prospectus or any final Prospectus included in such Registration Statement (or any amendment or supplement to such Registration Statement or Prospectus) or any document incorporated by reference therein, or (B) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus or any preliminary Prospectus in light of the circumstances under which they were made) not misleading; provided, however, that the Company shall have no obligation to provide any indemnification or reimbursement hereunder for any Losses arising out of or based on (i) an untrue statement or alleged untrue statement or omission or alleged omission made in such Registration Statement, preliminary Prospectus, final Prospectus, amendment or supplement, in reliance upon and in conformity with written information furnished to the Company or its representatives by or on behalf of such Holder or other Indemnified Party expressly for inclusion in such Registration Statement, preliminary Prospectus, final Prospectus, amendment or supplement (a “Holder Fault”), or (ii) in the case of a sale directly by a Holder of Registrable Securities, if the Company, in accordance with Section 5.1(d), notified such Holder that a Prospectus included an untrue statement of material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and corrected such misstatement or omission in an amended or supplemented Prospectus provided to such Holder prior to the confirmation of the sale of the Registrable Securities to the Person asserting any such Loss, and such Holder failed to deliver a copy of the amended or supplemented Prospectus at or prior to such confirmation of sale.
Section 6.2 Indemnification by the Holders. Each Holder shall, severally and not jointly, indemnify and hold harmless the Company, the Company’s controlled Affiliates and their respective officers, directors, managers, partners and representatives, and each of their respective successors and assigns (each such Person being sometimes referred to as a “Company Indemnified Person”), against Losses to which the Company or any such Persons may become subject, to the extent that such Losses (or related actions or proceedings) arise out of or are based upon any Holder Fault; provided, that in no event shall the aggregate amounts payable by any Holder by way of indemnity or contribution under this Section 6.2 or Section 6.4 exceed the proceeds from the sale of Registrable Securities pursuant to the Registration Statement or Prospectus received by such Holder (net of any selling expenses paid by such Holder), except in the case of fraudulent misrepresentation or willful misconduct by such Holder.
Section 6.3 Notice of Claims, Etc. Promptly after receipt by any Person entitled to indemnity under Section 6.1 or Section 6.2 (an “Indemnitee”) of notice of the commencement of any action or proceeding (an “Action”) involving a claim referred to in such Sections, such Indemnitee shall, if indemnification is sought against an indemnifying party, give written notice to such indemnifying party of the commencement of such Action; provided, however, that the failure of any Indemnitee to give said notice shall not relieve the indemnifying party of its obligations under Section 6.1 or Section 6.2, except to the extent that the indemnifying party is actually prejudiced by such failure. In case an Action is brought against any Indemnitee, and such Indemnitee notifies the indemnifying party of the commencement thereof, each indemnifying party shall be entitled to participate therein and, to the extent it elects to do so by written notice delivered to the Indemnitee reasonably promptly after receiving the aforesaid notice, to assume the defense thereof with counsel selected by such indemnifying party and reasonably satisfactory to such Indemnitee; provided, however, that the Company in any event shall have the right to, as the case may be, retain or assume control of the defense of any Action brought against the Company. Notwithstanding the foregoing, the Indemnitee shall have the right to employ its own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnitee, unless (i) the indemnifying party shall not have employed counsel to take charge of the defense of such Action, reasonably promptly after notice of the commencement thereof or (ii) such Indemnitee reasonably shall have concluded that there may be defenses available to it that are different from or additional to those available to the indemnifying party that, if the indemnifying party and the Indemnitee were to be represented by the same counsel, could result in a conflict of interest for such counsel or materially prejudice the prosecution of the defenses available to such Indemnitee. If any of the events specified in clauses (i) or (ii) of the preceding sentence shall have occurred or otherwise shall be applicable, then the fees and expenses of counsel for the Indemnitee shall be borne by the indemnifying party; it being understood, however, that the indemnifying party shall not, in connection with any one such claim or proceeding, or separate but substantially similar or related claims or proceedings arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate firm of attorneys (together with appropriate local counsel) at any time for all Indemnitees hereunder, or for fees and expenses that are not reasonable. Anything in this Section 6.3 to the contrary notwithstanding, an indemnifying party shall not be liable for the settlement of any action effected without its prior written consent. No indemnifying party shall, without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld or delayed), consent to entry of any judgment or enter into any settlement or compromise, with respect to any pending or threatened action or claim in respect of which the Indemnitee would be entitled to indemnification or contribution hereunder (whether or not the Indemnitee is an actual party to such action or claim), which (i) does not include as a term thereof the unconditional release of the Indemnitee from all liability in respect of such action or claim or (ii) includes an admission of fault, culpability or a failure to act by or on behalf of the Indemnitee.
Section 6.4 Contribution. If the indemnification provided for in this Article VI is unavailable or insufficient to hold harmless an Indemnitee in respect of any Losses, then each indemnifying party shall, in lieu of indemnifying such Indemnitee, contribute to the amount paid or payable by such Indemnitee as a result of such Losses in such proportion as appropriate to reflect the relative fault of the indemnifying party, on the one hand, and the Indemnitee, on the other hand, which relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such Indemnitee or indemnifying party, and such parties’ relative intent, knowledge, access to information and opportunity to correct or mitigate the damage in respect of or prevent the untrue statement or omission giving rise to such indemnification obligation. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

ARTICLE VII

REGISTRATION EXPENSES
Section 7.1 Registration Expenses. The Company shall pay all expenses incident to the Company’s performance of or compliance with this Agreement, including (i) all registration and filing fees, (ii) all fees and expenses of compliance with state securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection with “blue sky” laws qualifications of the Registrable Securities), (iii) printing, duplicating, distribution, mailing and delivery expenses, (iv) internal expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties), (v) fees and disbursements of counsel for the Company and fees and expenses of independent certified public accountants retained by the Company, (vi) the reasonable fees and expenses of any special experts retained by the Company, (vii) fees and expenses in connection with listing, if applicable, the Registrable Securities on a securities exchange, (xiii) fees and disbursements of the registrar and transfer agent of the Common Stock, and (xiv) reasonable fees and expenses of one counsel to the selling stockholders (such fees and expenses of counsel in an aggregate amount not to exceed $50,000). Notwithstanding the foregoing, in connection any offerings pursuant to a Registration Statement filed in accordance with this Agreement, each Holder shall pay (a) any fees and expenses of brokers or counsel (other than the one counsel referenced above) to such Holder and (b) any applicable transfer or similar taxes.
ARTICLE VIII

MISCELLANEOUS
Section 8.1 Notice Generally. Any notice, request, consent, approval, declaration, delivery or other communication hereunder to be made pursuant to the provisions of this Agreement shall be deemed sufficiently given or made if in writing and signed by the party making the same, and either delivered in person with receipt acknowledged or sent by registered or certified mail, return receipt requested, postage prepaid, or by electronic mail (with receipt acknowledged), addressed as follows:
(a) if to any Holder, addressed to it at the address set forth next to such Holder’s name on Schedule I attached hereto; and
(b) and if to the Company, at:
Unity Software Inc.
30 3rd Street
San Francisco, CA 94103
Attn:	Nora Go, Assistant Corporate Secretary
Email:	norag@unity3d.com
with copies to:
Morrison & Foerster LLP
425 Market Street
San Francisco, CA 94105
Attn:	Eric T. McCrath
David Slotkin
Email:	EMcCrath@mofo.com
dslotkin@mofo.com
or at such other address as may be substituted by notice given as herein provided. The giving of any notice required hereunder may be waived in writing by the party entitled to receive such notice. Every notice, request, consent, approval, declaration, delivery or other communication hereunder shall be deemed to have been duly given or served and received on the date on which personally delivered, with receipt acknowledged, delivered via electronic mail, with receipt acknowledged, or three (3) Business Days after the same shall have been deposited in the United States mail (by registered or certified mail, return receipt requested, postage prepaid), whichever is earlier.
Section 8.2 Rule 144 and Regulation S Compliance. The Company covenants that it will use reasonable best efforts to (a) timely file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder (or, if the Company is not required to file such reports, it will, upon the reasonable request of any Holder, use reasonable best efforts to make publicly available such necessary information for so long as necessary to permit sales pursuant to Rule 144 or Regulation S), and (b) take such further action as the Holders may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or Regulation S or any similar rule or regulation hereafter adopted by the Commission. Upon the reasonable request of a Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.
Section 8.3 Additional Rights. In the event the Company engages in a merger or consolidation in which the Common Stock is converted into securities of another company, appropriate arrangements will be made so that the registration rights provided under this Agreement continue to be provided to the Holders by the issuer of such securities. To the extent such new issuer, or any other company acquired by the Company in a merger or consolidation, was bound by registration rights that would conflict with the provisions of this Agreement, the Company shall modify, or cause to be modified, any such “inherited” registration rights so as not to interfere in any material respects with the rights provided under this Agreement, unless otherwise agreed by the Holders then holding a majority of the then-outstanding Registrable Securities.
Section 8.4 Limitations on Registration Rights. Notwithstanding anything to the contrary provided herein, the rights set forth in this Agreement shall be subordinate to the registration rights set forth in the Investor Rights Agreement.
Section 8.5 Successors and Assigns. Any Holder may assign its rights under this Agreement to (i) any Affiliate transferee of all or a portion of such Holder’s Registrable Securities or (ii) any non-Affiliate transferee of such Holder’s Registrable Securities; provided, that, in the case of a non-Affiliate transferee, after giving effect to such transfer, such non-Affiliate transferee beneficially owns Registrable Securities that represent not less than 1.0% of the outstanding shares of Common Stock as of the date of such transfer; and provided, further, that in each case, such transferee agrees in writing in form and substance reasonably acceptable to the Company to be bound by the terms of this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.
Section 8.6 Amendments; Waivers. This Agreement may be amended, supplemented or otherwise modified and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by the Company and Holders then holding a majority of the Registrable Securities; provided that if (x) any such modification, amendment, supplement, termination or waiver would adversely and disproportionately affect any Holder in a manner different than the Holders voting in favor thereof, for a reason other than a difference in the amount or percentage of Registrable Securities beneficially owned by such Holder, such modification, amendment, supplement, termination or waiver will also require the prior written approval of the holders of a majority of the Registrable Securities held by the Holder(s) so adversely and disproportionately affected. No provision of this Agreement affecting a party may be waived except pursuant to a writing signed by the party so waiving.
Section 8.7 Calculations of Beneficial Ownership. Any calculations of beneficial ownership for purposes of this Agreement shall be calculated in accordance with Rule 13(d) of the Exchange Act.
Section 8.8 No Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies on any persons that are not party hereto other than as expressly set forth in Article VI.
Section 8.9 Remedies. It is hereby agreed and acknowledged that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved Person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled (in addition to any other remedy to which it may be entitled in law or in equity) to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties hereto shall raise the defense that there is an adequate remedy at law.
Section 8.10 Termination of Registration Rights. This Agreement shall automatically terminate as to any Holder at such time when such Holder ceases to hold any Registrable Securities. This Agreement shall terminate automatically, and the Company shall have no further obligations hereunder, at such time when no Holder holds Registrable Securities. The rights and obligations set forth in Article VI shall survive any termination of this Agreement.
Section 8.11 Severability. Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.
Section 8.12 Headings. The headings used in this Agreement are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Agreement.
Section 8.13 Governing Law; Jurisdiction. THIS AGREEMENT SHALL BE GOVERNED EXCLUSIVELY BY, CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of New York or of the United States of America for the Southern District of New York and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 8.1, such service to become effective ten days after such mailing.
Section 8.14 Counterparts and Facsimile Execution. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This Agreement may be executed by electronic (.pdf) signatures and an electronic (.pdf) signature shall constitute an original for all purposes.
Section 8.15 Entire Agreement. This Agreement (i) embodies the entire agreement and understanding between the Company and the Holders in respect of the subject matter contained herein and (ii) supersedes all prior agreements and understandings between the parties with respect to the subject matter of this Agreement.
Section 8.16 Further Assurances. Each of the parties hereto shall execute such documents and perform such further acts as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.
Section 8.17 Authorship. The parties agree that the terms and language of this Agreement are the result of negotiations among the parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation
[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
COMPANY:

Unity Software Inc.

By:
Name:
Title:
Signature Page to Registration Rights Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.
HOLDERS:

[•]

By:
Name:	[•]
Title:	[•]
Signature Page to Registration Rights Agreement

Exhibit A
Selling Stockholder Questionnaire
[see attached]

SCHEDULE I:

HOLDER(S)
Name	Address	Number of Registrable Securities
[•]	[•]	[•]

ANNEX B
2725 Sand Hill Road Suite 200 Menlo Park, CA 94025 July 12, 2022
Board of Directors
Unity Software Inc.
30 3rd Street
San Francisco, CA 94103, USA
Members of the Board:
We understand that ironSource Ltd. (the “Company”), Unity Software Inc. (the “Buyer”), and Ursa Aroma Merger Subsidiary Ltd, a direct wholly owned subsidiary of the Buyer (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated July 12, 2022 (the “Merger Agreement”), which provides for, among other things, the merger (the “Merger”) of Merger Sub with and into the Company. Pursuant to the Merger Agreement, the Company will become a direct wholly owned subsidiary of the Buyer, and each outstanding Class A Ordinary Share, no par value, (the “Company Class A Shares”) and Class B Ordinary Share, no par value, of the Company (together with the Company Class A Shares, the “Company Ordinary Shares”), in each case, issued and outstanding immediately prior to the time at which the Merger becomes effective, other than Cancelled Shares (as defined in the Merger Agreement), will be converted into the right to receive 0.1089 of a share (the “Exchange Ratio”) of common stock, par value $0.000005 per share, of the Buyer (the “Buyer Common Stock”) (the “Consideration”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.
For purposes of the opinion set forth herein, we have:
1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;
2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;
3)	Reviewed certain financial projections of the Company prepared by the management of the Company;
4)	Reviewed certain financial projections of the Buyer prepared by the management of the Buyer;
5)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Buyer;
6)
Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)
Discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

8)	Reviewed the pro forma impact of the Merger on the Buyer’s cash flow, consolidated capitalization and certain financial ratios;
9)	Reviewed the reported prices and trading activity for the Company Class A Shares and the Buyer Common Stock;
10)
Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Class A Shares and the Buyer Common Stock with that of certain other publicly traded companies comparable with the Company and the Buyer, respectively, and their securities;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;
12)	Reviewed the Merger Agreement and certain related documents; and
13)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.
We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company and the Buyer of the future financial performance of the Company and the Buyer, respectively. We have relied upon, without independent verification, the assessment by the management of the Buyer of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) their ability to retain key employees of the Company and the Buyer, respectively; and (iv) the validity of, and risks associated with, the Company and the Buyer’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax and regulatory advisors with respect to legal, tax and regulatory matters. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Ordinary Shares in the Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.
We have acted as financial advisor to the Board of Directors of the Buyer in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Merger. In the two years prior to the date hereof, we have provided financing services for the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.
Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in the Merger, or any related derivative instrument.
This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the

Buyer and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time, and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer or the Company should vote at the shareholders’ meetings to be held in connection with the Merger.
Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.
Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Jeffrey N. Hogan
Jeffrey N. Hogan
Managing Director

ANNEX C
July 11, 2022 The Board of Directors ironSource Ltd. 121 Menachem Begin Street Tel Aviv 6701203, Israel
Members of the Board:
We understand that ironSource Ltd. (“ironSource”), Unity Software Inc. (“Unity Software”), and Ursa Aroma Merger Subsidiary Ltd., a direct wholly-owned subsidiary of Unity Software (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into ironSource (the “Merger”), with ironSource surviving the Merger as a direct wholly-owned subsidiary of Unity Software, in a transaction in which each outstanding Class A Ordinary Share, no par value, of ironSource (the “Class A Shares”) and each outstanding Class B Ordinary Share, no par value, of ironSource (the “Class B Shares” and, together with the Class A Shares, the “ironSource Ordinary Shares”), other than ironSource Ordinary Shares held in the treasury of ironSource or owned by ironSource, Unity Software or Merger Sub or any direct or indirect subsidiary of ironSource, Unity Software or Merger Sub, all of which shares will be cancelled, will be converted into the right to receive 0.1089 (the “Exchange Ratio”) of a share of common stock, par value $0.000005 per share, of Unity Software (the “Unity Software Shares”). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.
You have asked for our opinion as to whether the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of ironSource Ordinary Shares.
In arriving at our opinion, we have, among other things:
(i)	reviewed a draft dated July 8, 2022 of the Merger Agreement;
(ii)	reviewed certain publicly available financial and other information about ironSource and Unity Software;
(iii)
reviewed certain information furnished to us and approved for our use by ironSource management and the ironSource Board of Directors, including financial forecasts and analyses, relating to the business, operations and prospects of ironSource prepared by ironSource management (the “ironSource Forecasts”);

(iv)
reviewed certain information furnished to us and approved for our use by ironSource management and the ironSource Board of Directors, including financial forecasts and analyses, relating to the business, operations and prospects of Unity Software prepared by Unity Software management (the “Unity Software Forecasts”);

(v)	held discussions with members of senior management of ironSource concerning the matters described in clauses (ii) through (iv) above;
(vi)
reviewed the share trading price history and valuation multiples for the ironSource Ordinary Shares and the Unity Software Shares and compared them with those of certain publicly traded companies that we deemed relevant;

(vii)
considered certain potential pro forma financial effects of the Merger on ironSource and Unity Software utilizing the financial forecasts and estimates relating to ironSource and Unity Software referred to above; and

(viii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available to us by ironSource or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of ironSource that it is not aware of any facts or circumstances that would make any of the foregoing information incomplete, inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities (contingent, accrued, derivative, off-balance sheet or otherwise), nor did we conduct a physical inspection of any of the properties or facilities of, ironSource or Unity Software, and we have not been furnished with and assume no responsibility to obtain, any such evaluations, appraisals or physical inspections. We have not evaluated the solvency or fair value of ironSource, Unity Software or any other entity under any laws relating to bankruptcy, insolvency or similar matters.
With respect to the financial forecasts provided to and reviewed by us, we note that projecting future results of any company is inherently subject to uncertainty. However, we have been advised, and we have assumed, that the ironSource Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of ironSource management as to the future financial performance of ironSource and the other matters covered thereby and, at your direction, we have used and relied on the ironSource Forecasts in performing our analyses. We have also been advised, and we have assumed, that the Unity Software Forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Unity Software as to the future financial performance of Unity Software and the other matters covered thereby and, at your direction, we have used and relied on the Unity Software Forecasts in performing our analyses. We express no opinion as to the ironSource Forecasts or the Unity Software Forecasts or the assumptions on which they are based.
Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. We have relied upon the assessments of the management of ironSource as to, among other things, (i) the potential impact on ironSource and Unity Software of market, competitive, seasonal, macroeconomic, geopolitical and other conditions, trends and developments in and prospects for, and governmental, regulatory and legislative matters relating to or affecting, the software industry and the geographic regions and local communities in which ironSource and Unity Software operate, and (ii) the ability of Unity Software to integrate the businesses of ironSource and Unity Software. We have assumed that there will not be any developments with respect to any such matters that would have an adverse effect on ironSource, Unity Software or the Merger (including the contemplated benefits thereof) or that otherwise would be meaningful in any respect to our analyses or opinion.
We have made no independent investigation of, and we express no view or opinion as to, any legal, regulatory, accounting or tax matters affecting or relating to ironSource or Unity Software, and we have assumed the correctness in all respects material to our analyses and opinion of all legal, regulatory, accounting and tax advice given to ironSource, its Board of Directors and Unity Software, including, without limitation, with respect to changes in, or the impact of, accounting standards or tax and other laws, regulations and governmental and legislative policies affecting ironSource or Unity Software or the Merger and legal, regulatory, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement and related documents to ironSource and Unity Software and their respective stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the transaction to any holder of ironSource Ordinary Shares or Unity Software Shares. You have advised us that the parties intend that the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have assumed that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws, documents and other requirements and that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary governmental, regulatory or third-party approvals, consents, waivers and releases for the Merger or otherwise, including with respect to any divestitures or other requirements, no delay, limitation, restriction or condition will be imposed or occur that would have an adverse effect on ironSource, Unity Software or the contemplated benefits of the Merger or that otherwise would be material in any respect to our analyses or opinion.

In addition, we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the purchase or sale of all or any part of ironSource or any other alternative transaction, and we express no opinion as to whether any alternative transaction might result in consideration more favorable to ironSource’s stockholders than that contemplated by the Merger Agreement.
Our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to ironSource or Unity Software, nor does it address the underlying business decision by ironSource or Unity Software to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein, including the form or structure of the Merger or any term, aspect or implication of any other agreements, arrangements or understandings entered into in connection with, or contemplated by or resulting from the Merger or otherwise. We have not been asked to address, and our opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of ironSource or Unity Software or any other party, other than the holders of ironSource Ordinary Shares. We express no view or opinion as to the price at which ironSource Ordinary Shares or Unity Software Shares will trade or otherwise be transferrable at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation or other consideration payable to or to be received by any of ironSource’s or Unity Software’s officers, directors or employees, or any class of such persons, in connection with the Merger relative to the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement or otherwise. Our opinion has been authorized by the Fairness Committee of Jefferies LLC.
It is understood that our opinion is for the use and benefit of the Board of Directors of ironSource (in its capacity as such) in its consideration of the Merger and the Exchange Ratio. Our opinion does not constitute a recommendation as to how any holder of ironSource Ordinary Shares or Unity Software Shares should vote on the Merger or any matter related thereto.
We have been engaged by ironSource to act as financial advisor to ironSource in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Merger. We also will be reimbursed for expenses incurred. ironSource has also agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. As you are aware, we have, in the past, provided financial advisory and financing services to ironSource or its affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. As you are also aware, in the past two years we have not provided financial advisory or financing services to Unity Software or its affiliates for which we and our affiliates have received compensation. We maintain a market in the securities of ironSource and Unity Software, and in the ordinary course of our business, we and our affiliates may trade or hold securities or financial instruments (including loans and other obligations) of ironSource or Unity Software and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions or otherwise effect transactions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to ironSource, Unity Software or entities that are affiliated with ironSource or Unity Software, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with ironSource, our opinion may not be used or referred to by ironSource, or quoted or disclosed to any person in any manner, without our prior written consent.
Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of ironSource Ordinary Shares.
Very truly yours,
JEFFERIES LLC

ANNEX D
FORM OF IRONSOURCE VOTING AGREEMENTS
THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 13, 2022, by and among Unity Software Inc., a Delaware corporation (“Parent”), and [•] (the “Shareholder”). Parent and the Shareholder are each sometimes referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, concurrently with the execution hereof, ironSource Ltd. (the “Company”), Parent and Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company;
WHEREAS, as of the date hereof, the Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of Class A Ordinary Shares and/or Class B Ordinary Shares of the Company, each with no par value (collectively, “Company Ordinary Shares” or “Shares”), set forth on Schedule A (all such Company Ordinary Shares, together with any Company Ordinary Shares that are hereafter issued to the Shareholder in connection with an Adjustment prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as the “Covered Shares”), provided, however, that, when used with respect to voting or consenting by or in the name of the Shareholder or any other Person acting on the Shareholder’s behalf hereunder with respect to Shares, the term “Covered Shares” shall only include the securities that are entitled to be voted (in a particular general or class vote of the shareholders), or for which the Shareholder or any other Person acting on the Shareholder’s behalf is entitled to consent (in a particular general or class vote of the shareholders), with respect thereto (which, for the avoidance of doubt, shall not include unissued Company Ordinary Shares that are subject to future issuance upon the exercise of options to acquire Company Ordinary Shares), and nothing herein shall affirmatively require (and the Shareholder undertakes no obligation or makes no representation or warranty related to) the conversion, exercise or exchange of any security into securities entitled to be voted (in a particular general or class vote of the shareholders), or for which the Shareholder is entitled to consent or act (in a particular general or class vote of the shareholders), with respect thereto; and
WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and as a material inducement and in consideration therefor, the Shareholder has entered into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:
1. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:
“Adjustment” means any stock (or share) split (including a reverse stock (or share) split), stock (or share) dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock (or share capital) of the Company.
“Adverse Proposal” means: (i) any Company Acquisition Proposal; (ii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of the Company set forth in the Merger Agreement or of the Shareholder contained in this Agreement; or (iii) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by this Agreement or the Merger Agreement.
“Affiliates” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person; provided, that other than with respect to Section 9.18, no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder or any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder.

“Committed Covered Shares” shall mean those Covered Shares that are set forth in Schedule B as such Covered Shares are defined in relation to the specific shareholder meetings, shareholder votes and/or class votes.
“Expiration Time” shall mean the earlier to occur of (a) the Effective Time, and (b) the valid termination of the Merger Agreement in accordance with its terms.
“Transfer” shall mean any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement), or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any Covered Shares) with respect to any Covered Shares (other than as set forth in this Agreement); or (iii) any agreement or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii); provided, however, that Transfer shall not include: (1) with respect to any Company Options held by the Shareholder that expire on or prior to the termination of this Agreement, any transfer, sale or other disposition of any Covered Shares to the Company as payment for the (i) exercise price of such Company Options and (ii) taxes applicable to the exercise of such Company Options or (2) with respect to any Company RSUs granted to the Shareholder, (i) any transfer for the net settlement of such Company RSUs settled in Covered Shares (to pay any tax withholding obligations) or (ii) any transfer for receipt upon settlement of such Company RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by the Shareholder as a result of such settlement, (3) a Transfer pursuant to any 10b5-1 plan of a Shareholder that was entered into prior to the date hereof or (4) any indirect Transfer of limited partner interests in any Shareholder or any investment fund affiliated with any Shareholder; provided, that such transfer does not result in any Person (other than the Person that directly or indirectly ultimately controls such Shareholder as of the date hereof) directly or indirectly ultimately controlling the general partner or controlling entity of such limited partnership or investment fund.
2. No Transfer; No Inconsistent Arrangements.
2.1 From the date hereof until the date on which the Company Shareholder Approval shall have been obtained, the Shareholder agrees not to Transfer any Covered Shares; provided, however, that the Shareholder may, (x)(i) if the Shareholder is an individual, (a) Transfer any Covered Shares to any members of the Shareholder’s immediate family, or to a trust solely for the benefit of the Shareholder or any member of the Shareholder’s immediate family (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), or to a partnership, limited liability company or other entity of which the Shareholder and/or any member of the Shareholder’s immediate family are the legal and beneficial owners of all of the outstanding equity securities of such entity or similar interest and the Shareholder controls all of the voting power of such entity, (b) Transfer any Covered Shares by operation of law, such as pursuant to a qualified domestic order, divorce settlement or divorce decree and (c) Transfer any Covered Shares by will or under the laws of intestacy upon the death of the Shareholder, (ii) if the Shareholder is a corporate entity, limited liability company, or partnership, Transfer any Covered Shares to any other Person which directly or indirectly controls, is controlled by or is under common control with such Shareholder; but in the case of each of the foregoing clauses (i) and (ii), only if all of the representations and warranties of the Shareholder would be true and correct upon such Transfer and the transferees agree in writing to be bound by the obligations set forth herein with respect to such Covered Shares (including obligations set forth in Section 3 with respect to Committed Covered Shares to the extent such Covered Shares are also Committed Covered Shares) as if they were the Shareholder hereunder, with Parent named as an express third-party beneficiary of such agreements; (iii) release the Covered Shares from any pledge, lien or encumbrance existing on the date hereof so long as such release would not prohibit, limit, otherwise conflict with or impede (in any respect) the Shareholder’s compliance with its obligations pursuant to this Agreement; and (iv) pledge, lien or encumber any portion of the Covered Shares so long as such pledge, lien or encumbrance would not prohibit, limit, otherwise conflict with or impede (in any respect) the Shareholder’s compliance with its obligations pursuant to this Agreement (any such Transfer, a “Permitted Transfer”); (y) if any involuntary Transfer of any of the Shareholder’s Covered Shares shall occur (including a sale by the Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement (including obligations set forth in Section 3 with respect to Committed Covered Shares to the extent such Covered Shares are also Committed Covered Shares), which shall continue in full force and effect in accordance with the terms and conditions hereof until the Expiration Time. Notwithstanding the foregoing, each Shareholder may Transfer, in one or more Transfers and in addition to any Transfers described in the preceding clauses (x) and (y), up to ten (10%) of the Committed Covered Shares. Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio. Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Shares that are not Covered Shares.
2.2 From the date hereof until the Expiration Time, the Shareholder shall not, directly or indirectly, take any action that would reasonably be expected to make any of the Shareholder’s representations or warranties under this Agreement untrue or incorrect in any material respect.
2.3 Nothing in this Agreement shall obligate the Shareholder to exercise any option or any other right to acquire any Company Ordinary Shares.
3. Agreement to Vote.
3.1 Agreement to Vote. From the date hereof until the Expiration Time, the Shareholder irrevocably and unconditionally agrees that, at every meeting of the shareholders or of any class of shareholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders or any class of shareholders of the Company, the Shareholder shall, in each case, to the fullest extent that the Shareholder’s Committed Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Committed Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Committed Covered Shares (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, and (C) any other transaction contemplated by the Merger Agreement or other matters that would reasonably be expected to facilitate the Merger, including any proposal to adjourn or postpone such meeting of the Company’s shareholders to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against any Adverse Proposal. The obligations of the Shareholder in this Section 3 shall not be affected by any Company Change of Recommendation. The Shareholder shall retain at all times the right to vote the Committed Covered Shares in the Shareholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3.1 that are at any time or from time to time presented for consideration to the Company’s shareholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3.1 apply to any Committed Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Committed Covered Shares over which the applicable Shareholder exercises direct or indirect voting control (if any). Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Shares that are not Covered Shares.
4. Additional Covenants.
4.1 No Solicitation. The Shareholder agrees to be bound by and comply with the provisions of Section 5.4 of the Merger Agreement, as if it was a direct party thereto, and such provisions are incorporated hereto mutatis mutandis; with it being understood that each Shareholder shall be entitled to take any action that would be permitted by Section 5.4 of the Merger Agreement; provided, that any reference to affiliates in Section 5.4 of the Merger Agreement shall be deemed to have the same meaning as the definition of “Affiliates” hereunder.
4.2 Waiver of Certain Actions. The Shareholder agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors or the Parent Board of Directors or of any Person in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing agreement and waiver shall not apply to any claim, derivative or otherwise, under or related to this Agreement.
4.3 Notice of Certain Events. The Shareholder agrees to notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Shareholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, the Shareholder shall notify Parent of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by the Shareholder on the date hereof as Covered Shares (and, for the avoidance of doubt, such After-Acquired Shares shall not be considered as Covered Shares). The Parent shall notify the Shareholder of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Company set forth in Section 6.
5. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to Parent that:
5.1 Due Organization; Authority.
(a) If the Shareholder is not an individual, (i) the Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) the Shareholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder, and (iv) no other proceedings on the part of the Shareholder are necessary to authorize the execution, delivery and performance of this Agreement by the Shareholder or to consummate the transactions contemplated hereby. If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.
(b) This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Limitations.
5.2 Ownership of the Covered Shares; Voting Power. The Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Covered Shares and has good and marketable title to all of the Covered Shares free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest, or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Covered Shares (collectively, “Liens”), other than those created by this Agreement or those imposed by applicable securities Law or for such Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement (collectively, “Permitted Liens”). As of the date hereof, the Shareholder has not entered into any agreement to Transfer any of the Covered Shares. The Shareholder has full voting power with respect to all of the Covered Shares, and full power of disposition with respect to the Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Covered Shares. None of the Covered Shares are subject to any shareholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of the Covered Shares, except as expressly provided herein (including Permitted Liens).

5.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Shareholder nor the consummation of the transactions contemplated hereby nor compliance by the Shareholder with any provisions herein will (a) if the Shareholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the organizational documents of the Shareholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Shareholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Shareholder is a party or by which the Shareholder or any of the Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Lien created by Parent or Merger Sub or the Permitted Liens) on any asset of the Shareholder or (e) violate any Law applicable to the Shareholder or by which any of the Covered Shares are bound, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.
5.4 No Proceedings. As of the date hereof, there is no Proceeding pending against or, to the knowledge of the Shareholder, threatened against the Shareholder or any of the Shareholder’s properties or assets (including any of the Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.
5.5 Acknowledgment of the Terms and Conditions. The Shareholder has been represented by or had opportunity to be represented by independent counsel, and to the extent the Shareholder is not an individual, such Shareholder’s authorized officers have carefully read and fully understood this Agreement and the Merger Agreement.
5.6 No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.
6. Representations and Warranties of Parent. Parent represents and warrants to the Shareholder that:
6.1 Due Organization; Authority. Parent is duly organized, validly existing and in good standing under the Laws of Delaware. Parent has the requisite power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Parent and performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement by Parent or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered on behalf of Parent and, assuming the due authorization, execution and delivery of this Agreement on behalf of each Shareholder, constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, subject to the Enforceability Limitations.
6.2 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by Parent nor the consummation of the transactions contemplated hereby nor compliance by Parent with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Parent Governing Documents, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of Parent, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which Parent is a party or by which Parent may be bound, (d) result in the creation or imposition of any Lien on any asset of Parent or (e) violate any Law applicable to Parent, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by Parent of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay Parent’s ability to perform its obligations hereunder.
6.3 No Proceedings. There is no Proceeding pending against or, to the knowledge of Parent, threatened against Parent that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by Parent of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay Parent’s ability to perform its obligations hereunder.
7. Termination. Unless earlier terminated by the written consent of the Parent (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the Expiration Time. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 7 shall relieve any Party from liability for fraud or any willful breach of this Agreement prior to termination hereof and (ii) the provisions of this Section 7 and Section 9 shall survive any termination of this Agreement. In the event that the Parent terminates any other voting agreement entered into in connection with the Merger Agreement or the Merger, this Agreement shall automatically terminate.
8. Reliance. The Shareholder understands and acknowledges that that Parent and Merger Sub are entering into the Merger Agreement in reliance upon the Shareholder’s execution, delivery and performance of this Agreement.
9. Miscellaneous.
9.1 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
9.2 Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.2 shall be void.
9.3 Amendments and Waivers. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.
9.4 Specific Performance; Injunctive Relief. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.6, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity. The Parties’ rights in this

Section 9.4 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 9.4 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.4, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
9.5 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.4 of the Merger Agreement, addressed as follows: (i) if to the Parent, to its address or email address set forth in Section 9.4 of the Merger Agreement, and (ii) if to the Shareholder, to the Shareholder’s address or email address set forth on a signature page hereto, or to such other address or email address as such Party may hereafter specify for the purpose by notice to each other Party hereto.
9.6 Applicable Law; Jurisdiction of Disputes. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the transactions contemplated hereby that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.6 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.
9.7 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS

CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.
9.8 Entire Agreement. This Agreement, together with the Merger Agreement contains the entire understanding of the Parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the Parties with respect to such subject matter.
9.9 Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
9.10 Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, that no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with the Shareholder of any of its Affiliates shall be deemed or treated as an Affiliate of the Shareholder. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
9.11 Capacity as Shareholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. The Shareholder signs solely in his, her or its capacity as the record and beneficial owner of the Covered Shares. Nothing herein shall limit or affect any actions taken by a Shareholder or any officer, director, employee, affiliate or representative of a Shareholder solely in his or her capacity as an officer or director of the Company, including without limitation, exercising his or her fiduciary duties in connection thereto.
9.12 Adjustments. After the date of this Agreement and prior to the termination of this Agreement in accordance with Section 7, in the event of an Adjustment, the term “Covered Shares” and “Committed Covered Shares” shall each be deemed to refer to and include any stock (or share) and any securities into which or for which any or all of such stock (or share) and securities may be changed or exchanged or which are received in such Adjustment.
9.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

9.14 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all Parties.
9.15 Further Assurances. The Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use the Shareholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform the Shareholder’s obligations under this Agreement.
9.16 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the Parties and each such Party’s respective heirs, successors and permitted assigns, except as otherwise set forth herein.
9.17 Non-Survival of Representations and Warranties. The respective representations and warranties of the Shareholder and Parent contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.
9.18 Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any Party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party hereto under this Agreement (whether in tort, contract or otherwise). The Parties acknowledge and agree that the Non-Recourse Parties are third party beneficiaries of this Section 9.18, each of whom may enforce the provisions thereof.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.
UNITY SOFTWARE INC.

By:
Name:
Title:

[•]

By:
Name:
Address:
E-mail:
[Signature Page to Voting Agreement]

SCHEDULE A
COVERED SHARES
Name of Shareholder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares
[•]	[•]	[•]

SCHEDULE B
“Committed Covered Shares” shall mean:
•	In connection with a vote at a meeting in which Class A Ordinary Shares and Class B Ordinary Shares are voting together as a single class:
Name of Shareholder	Number of Class A Ordinary Shares	Number of Class B Ordinary Shares
[•]	[•]	[•]
•	In connection with a vote at a meeting of Class A Ordinary Shares:
Name of Shareholder	Number of Class A Ordinary Shares
[•]	[•]
•	In connection with a vote at a meeting of Class B Ordinary Shares:
Name of Shareholder	Number of Class B Ordinary Shares
[•]	[•]

ANNEX E
FORM OF UNITY VOTING AGREEMENT
THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of July 13, 2022, by and among ironSource Ltd., a company organized under the laws of the State of Israel (the “Company”), and the parties listed on Schedule A hereof (each a “Shareholder” and collectively, the “Shareholders”). Parent and the Shareholders are each sometimes referred to herein as a “Party” and collectively as the “Parties”.
RECITALS
WHEREAS, concurrently with the execution hereof, the Company, Unity Software Inc., a Delaware corporation (“Parent”) and Ursa Aroma Merger Subsidiary Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company being the surviving company;
WHEREAS, as of the date hereof, each Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of the number of shares of Common Stock of Parent, par value $0.00005 (collectively, “Parent Shares”), set forth on Schedule A (all such Parent Shares, together with any Parent Shares issued in connection with an Adjustment prior to the Expiration Time (the “After-Acquired Shares”), being referred to herein as the “Covered Shares”); and
WHEREAS, as a condition to the willingness of the Company to enter into the Merger Agreement, and as a material inducement and in consideration therefor, the Shareholders and the Company have entered into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:
10. Definitions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement. As used in this Agreement, the following terms have the meanings set forth below:
“Adjustment” means any stock (or share) split (including a reverse stock (or share) split), stock (or share) dividend or distribution, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or similar transaction with respect to the capital stock (or share capital) of Parent.
“Adverse Proposal” means: (i) any Parent Acquisition Proposal, (ii) any action, proposal or transaction that would reasonably be expected to result in a breach of any covenant, agreement, representation or warranty or any other obligation of Parent set forth in the Merger Agreement or of a Shareholder contained in this Agreement; or (iii) any other action, proposal or transaction that is intended, or would reasonably be expected, to materially impede, interfere with, be inconsistent with, delay, postpone or prevent the consummation of, or otherwise adversely affect, the Merger, the other transactions contemplated by this Agreement or the Merger Agreement.
“Affiliates” shall mean, with respect to any Person, any other Person which directly or indirectly controls or is controlled by or is under common control with such Person; provided, that other than with respect to Section 9.18, no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder or any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder.
“Expiration Time” shall mean the earlier to occur of (a) the Effective Time, and (b) the valid termination of the Merger Agreement in accordance with its terms.
“Transfer” shall mean any direct or indirect (i) sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), voluntarily or involuntarily, or entry into any contract, option or other arrangement or understanding with respect to any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer (by operation of Law or otherwise), of any Covered Shares (excluding, for the avoidance of doubt, any sale, tender, exchange, assignment, encumbrance, gift, hedge, pledge, hypothecation, disposition or other transfer pursuant to this Agreement or the Merger Agreement) or any right, title or interest therein; (ii) (x) deposit of any Covered Shares into a voting trust, (y) entry into a voting agreement with respect to any Covered Shares (other than this Agreement), or (z) grant of any irrevocable or revocable proxy, corporate representative appointment or power of attorney (or other consent or authorization with respect to any Covered Shares) with respect to any Covered Shares (other than as set forth in this Agreement); or (iii) any agreement or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i) or (ii); provided, however, that Transfer shall not include: (1) with respect to any Parent Options held by a Shareholder that expire on or prior to the termination of this Agreement, any transfer, sale or other disposition of any Covered Shares to Parent as payment for the (i) exercise price of such Parent Options and (ii) taxes applicable to the exercise of such Company Options, (2) with respect to any Parent RSUs granted to a Shareholder, (i) any transfer for the net settlement of such Parent RSUs settled in Covered Shares (to pay any tax withholding obligations) or (ii) any transfer for receipt upon settlement of such Parent RSUs, and the sale of a sufficient number of Covered Shares acquired upon settlement of such securities as would generate sales proceeds sufficient to pay the aggregate taxes payable by a Shareholder as a result of such settlement, (3) a Transfer pursuant to any 10b5-1 plan of a Shareholder that was entered into prior to the date hereof or (4) any indirect Transfer of limited partner interests in any Shareholder or any investment fund affiliated with any Shareholder; provided, that such transfer does not result in any Person (other than the Person that directly or indirectly ultimately controls such Shareholder as of the date hereof) directly or indirectly ultimately controlling the general partner or controlling entity of such limited partnership or investment fund.
11. No Transfer; No Inconsistent Arrangements.
11.1 From the date hereof until the date on which the Parent Stockholder Approval shall have been obtained, each Shareholder, severally and not jointly, agrees not to Transfer the Covered Shares held by such Shareholder; provided, however, that (x) such Shareholder may (i) if such Shareholder is an individual, (a) Transfer any Covered Shares to any members of such Shareholder’s immediate family, or to a trust solely for the benefit of such Shareholder or any member of such Shareholder’s immediate family (for purposes of this Agreement, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin), or to a partnership, limited liability company or other entity of which such Shareholder and/or any member of such Shareholder’s immediate family are the legal and beneficial owners of all of the outstanding equity securities of such entity or similar interest and such Shareholder controls all of the voting power of such entity, (b) Transfer any Covered Shares by operation of law, such as pursuant to a qualified domestic order, divorce settlement or divorce decree and (c) Transfer any Covered Shares by will or under the laws of intestacy upon the death of such Shareholder, (ii) if such Shareholder is a corporate entity, limited liability company, or partnership, Transfer any Covered Shares to any other Person which directly or indirectly controls, is controlled by or is under common control with such Shareholder; but in the case of each of the foregoing clauses (i) and (ii), only if all of the representations and warranties of such Shareholder would be true and correct upon such Transfer and the transferees agree in writing to be bound by the obligations set forth herein with respect to such Covered Shares as if they were such Shareholder hereunder, with the Company named as an express third-party beneficiary of such agreements; (iii) release the Covered Shares from any pledge, lien or encumbrance existing on the date hereof so long as such release would not prohibit, limit, otherwise conflict with or impede (in any respect) such Shareholder’s compliance with its obligations pursuant to this Agreement; and (iv) pledge, lien or encumber any portion of the Covered Shares so long as such pledge, lien or encumbrance would not prohibit, limit, otherwise conflict with or impede (in any respect) such Shareholder’s compliance with its obligations pursuant to this Agreement (any such Transfer, a “Permitted Transfer”); (y) if any involuntary Transfer of any of such Shareholder’s Covered Shares shall occur (including a sale by such Shareholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall, subject to applicable Law, take and hold such Covered Shares subject to all of the restrictions, obligations, liabilities and rights under this Agreement, which shall continue in full force and effect in accordance with the terms and conditions hereof until the Expiration Time and (z) each Shareholder may Transfer, in one or more Transfers and in addition to any Transfers described in the preceding clauses (x) and (y), up to ten (10%) percent in the aggregate of the Covered Shares held by such Shareholder as of the date of this Agreement (and the restrictions on Transfer set forth in this Agreement shall not apply to any such Transfer). Any action taken in violation of the immediately preceding sentence shall, to the fullest extent permitted by Law, be null and void ab initio. Nothing herein shall limit, restrict or impose any obligation or commitment with respect to Parent Shares that are not Covered Shares.
11.2 From the date hereof until the Expiration Time, each Shareholder shall not, directly or indirectly, take any action that would reasonably be expected to make any of such Shareholder’s representations or warranties under this Agreement untrue or incorrect in any material respect.
12. Agreement to Vote.
12.1 Agreement to Vote. From the date hereof until the Expiration Time, each Shareholder, severally and not jointly, irrevocably and unconditionally agrees with the Company that, at every meeting of the shareholders or of any class of shareholders of Parent, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the shareholders or any class of shareholders of Parent, such Shareholder shall, in each case, to the fullest extent that such Shareholder’s Covered Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Covered Shares to be counted as present thereat for the purpose of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all such Covered Shares (i) in favor of (A) the consummation of the transactions contemplated by the Merger Agreement, (B) all of the matters, actions and proposals necessary to consummate the transactions contemplated by the Merger Agreement, (C) any other transaction contemplated by the Merger Agreement, and (D) any proposal to adjourn or postpone such meeting of stockholders of Parent to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement; and (ii) against any Adverse Proposal. The obligations of each Shareholder in this Section 3 shall not be affected by any Parent Change of Recommendation. Each Shareholder shall retain at all times the right to vote the Covered Shares in such Shareholder’s sole discretion, and without any other limitation, on any matters other than those expressly set forth in this Section 3.1 that are at any time or from time to time presented for consideration to Parent’s shareholders generally. For the avoidance of doubt, the foregoing commitments in this Section 3.1 apply to any Covered Shares held by any trust, limited partnership or other entity directly or indirectly holding Covered Shares over which the applicable Shareholder exercises direct or indirect voting control (if any).
13. Additional Covenants.
13.1 No Solicitation. Each Shareholder, severally and not jointly, agrees to be bound by and comply with the provisions of Section 5.4 of the Merger Agreement, as if it was a direct party thereto, and such provisions are incorporated hereto mutatis mutandis; with it being understood that each Shareholder shall be entitled to take any action that would be permitted by Section 5.4 of the Merger Agreement; provided, that any reference to affiliates in Section 5.4 of the Merger Agreement shall be deemed to have the same meaning as the definition of “Affiliates” hereunder.
13.2 Waiver of Certain Actions. Each Shareholder agrees, severally and not jointly, not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company, any of their respective affiliates or successors or any of their respective directors, managers or officers (a) challenging the validity of, or seeking to enjoin or delay the operation of, any provision of this Agreement or the Merger Agreement (including any claim seeking to enjoin or delay the consummation of the Merger) or (b) alleging a breach of any duty of the Company Board of Directors or the Parent Board of Directors or of any Person in connection with the Merger Agreement, this Agreement or the transactions contemplated thereby or hereby; provided, that the foregoing agreement and waiver shall not apply to any claim, derivative or otherwise, under or related to this Agreement or related to the Lock-Up Undertaking and/or the transactions contemplated thereby or hereby.
13.3 Notice of Certain Events. Each Shareholder agrees, severally and not jointly, to notify the Company of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of such Shareholder set forth in Section 5. Promptly upon the acquisition of any After-Acquired Shares, the applicable Shareholder shall notify the Company of the number of After-Acquired Shares so acquired; it being understood that any such shares shall be subject to the terms of this Agreement as though owned by such Shareholder on the date hereof as Covered Shares (and, for the avoidance of doubt, such After-Acquired Shares shall not be considered as Covered Shares following such Transfer unless such Transfer was a Permitted Transfer). The Company shall notify each Shareholder of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any material breach of any of the representations and warranties of the Company set forth in Section 6.
14. Representations and Warranties of the Shareholders. Each Shareholder, severally and not jointly, represents and warrants to the Company that:
14.1 Due Organization; Authority.
(a) If the Shareholder is not an individual, (i) the Shareholder is duly organized, validly existing and in good standing (to the extent such concept is recognized under applicable Law) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) the Shareholder has the requisite power and authority to enter into and to perform its obligations under this Agreement, (iii) the execution and delivery of this Agreement by the Shareholder and the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Shareholder, and (iv) no other proceedings on the part of the Shareholder are necessary to authorize the execution, delivery and performance of this Agreement by the Shareholder or to consummate the transactions contemplated hereby. If the Shareholder is an individual, the Shareholder has the requisite legal capacity, right and authority to execute, deliver and perform the Shareholder’s obligations under this Agreement and to consummate the transactions contemplated hereby.
(b) This Agreement has been duly and validly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Enforceability Limitations.
14.2 Ownership of the Covered Shares; Voting Power. The Shareholder is the record and beneficial owner (as defined in Rule 13d-3 under the Exchange Act) of all of the Covered Shares and has good and marketable title to all of the Covered Shares free and clear of any lien, charge, pledge, security interest, claim, adverse ownership interest, or agreements, options, rights, understandings or arrangements or any other encumbrances or restrictions whatsoever on title, transfer or exercise of any rights of a shareholder in respect of the Covered Shares (collectively, “Liens”), other than those created by this Agreement or those imposed by applicable securities Law or for such Liens as would not prohibit, limit or otherwise conflict with the Shareholder’s compliance with its obligations pursuant to this Agreement (collectively, “Permitted Liens”).The Covered Shares listed on Schedule A constitute all of the Parent Shares beneficially owned by the Shareholder as of the date hereof. As of the date hereof, the Shareholder has not entered into any agreement to Transfer any of the Covered Shares. The Shareholder has full voting power with respect to all of the Covered Shares, and full power of disposition with respect to the Covered Shares, full power to issue instructions with respect to the matters set forth herein and full power to agree to all of the matters set forth in this Agreement, in each case with respect to all the Covered Shares. None of the Covered Shares are subject to any shareholders’ agreement, proxy, voting trust or other agreement, arrangement or Lien with respect to the voting of the Covered Shares, except as expressly provided herein (including Permitted Liens) or in the Investor Rights Agreement of Parent.
14.3 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Shareholder nor the consummation of the transactions contemplated hereby nor compliance by the Shareholder with any provisions herein will (a) if the Shareholder is not an individual, violate, contravene or conflict with or result in any breach of any provision of the organizational documents of the Shareholder, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Shareholder, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Shareholder is a party or by which the Shareholder or any of the Covered Shares may be bound, (d) result in the creation or imposition of any Lien (other than any Lien created by Parent or Merger Sub or the Permitted Liens) on any asset of the Shareholder or (e) violate any Law applicable to the Shareholder or by which any of the Covered Shares are bound, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.
14.4 No Proceedings. As of the date hereof, there is no Proceeding pending against or, to the knowledge of the Shareholder, threatened against the Shareholder or any of the Shareholder’s properties or assets (including any of the Covered Shares) that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Shareholder of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Shareholder’s ability to perform its obligations hereunder.
14.5 Acknowledgment of the Terms and Conditions. The Shareholder has been represented by or had opportunity to be represented by independent counsel, and to the extent the Shareholder is not an individual, such Shareholder’s authorized officers have carefully read and fully understood this Agreement and the Merger Agreement.
14.6 No Finder’s Fees. No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission in connection with this Agreement based upon the arrangements made by or on behalf of the Shareholder in his or its capacity as such.
15. Representations and Warranties of the Company. The Company represents and warrants to each Shareholder that:
15.1 Due Organization; Authority. The Company is duly organized, validly existing and in good standing under the Laws of the State of Israel. The Company has the requisite power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered on behalf of the Company and, assuming the due authorization, execution and delivery of this Agreement on behalf of each Shareholder, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Limitations.
15.2 Non-Contravention; Consents. Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby nor compliance by the Company with any provisions herein will (a) violate, contravene or conflict with or result in any breach of any provision of the Company Governing Documents, (b) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of the Company, except for compliance with the applicable requirements of the Securities Act, the Exchange Act or any other securities laws and the rules and regulations promulgated thereunder, (c) violate, conflict with, or result in a breach of or default under any provisions of, or require any consent, waiver or approval under any of the terms, conditions or provisions of any material Contract to which the Company is a party or by which the Company may be bound, (d) result in the creation or imposition of any Lien on any asset of the Company or (e) violate any Law applicable to the Company, except, in the case of each of the clauses above, as would not, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Company of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Company’s ability to perform its obligations hereunder.

15.3 No Proceedings. There is no Proceeding pending against or, to the knowledge of the Company, threatened against the Company that would, individually or in the aggregate, reasonably be expected to prevent, impair or materially delay the consummation by the Company of the transactions contemplated by this Agreement or otherwise prevent, impair or materially delay the Company’s ability to perform its obligations hereunder.
16. Termination. Unless earlier terminated by the written consent of the Company (in its sole and absolute discretion), this Agreement shall terminate automatically and shall have no further force or effect as of the Expiration Time. Upon termination of this Agreement, no Party shall have any further obligations or liabilities under this Agreement; provided, however, that (i) nothing set forth in this Section 7 shall relieve any Party from liability for fraud or any willful breach of this Agreement prior to termination hereof and (ii) the provisions of this Section 7 and Section 9 shall survive any termination of this Agreement. In the event that the Company terminates any other voting agreement entered into in connection with the Merger Agreement or the Merger, this Agreement shall automatically terminate.
17. Reliance. Each Shareholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon such Shareholder’s execution, delivery and performance of this Agreement.
18. Miscellaneous.
18.1 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.
18.2 Binding Effect and Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective permitted successors and assigns. Any assignment in violation of this Section 9.2 shall be void.
18.3 Amendments and Waivers. Any provision of this Agreement may be amended, modified, supplemented or waived if, but only if, such amendment, modification, supplement or waiver is in writing and is signed, in the case of an amendment, modification or supplement by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective. No failure or delay by any Party to assert any of its rights under this Agreement or otherwise shall constitute a waiver of such rights.
18.4 Specific Performance; Injunctive Relief. The Parties agree that irreparable injury, for which monetary damages (even if available) would not be an adequate remedy, will occur in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, a decree or order of specific performance specifically enforcing the terms and provisions of this Agreement and any further equitable relief, in each case in accordance with Section 9.6, this being in addition to any other remedy to which such Party is entitled under the terms of this Agreement at law or in equity. The Parties’ rights in this Section 9.4 are an integral part of the transactions contemplated hereby and each Party hereby waives any objections to any remedy referred to in this Section 9.4 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). For avoidance of doubt, each Party agrees that there is not an adequate remedy at Law for a breach of this Agreement by any Party. In the event any Party seeks any remedy referred to in this Section 9.4, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.
18.5 Notices. All notices, consents and other communications hereunder shall be in writing and shall be given in the manner described in Section 9.4 of the Merger Agreement, addressed as follows: (i) if to the Company, to its address or email address set forth in Section 9.4 of the Merger Agreement, and (ii) if to a Shareholder, to such Shareholder’s address or email address set forth on a signature page hereto, or to such other address or email address as such Party may hereafter specify for the purpose by notice to each other Party hereto.
18.6 Applicable Law; Jurisdiction of Disputes. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement shall be governed by and construed and enforced in accordance with the Laws of the State of Delaware, USA, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or otherwise) that would cause the application of the Laws of any other jurisdiction; except that provisions related to the internal affairs of the Company, the fiduciary and other duties of its directors, the procedures for implementing, and effects of, the Merger, and all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the Laws of the State of Israel shall be governed by such Laws. Each of the Parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding, except in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Court of Chancery of the State of Delaware, or, if (and only if) such court finds it lacks jurisdiction, the Federal court of the United States of America sitting in Delaware, and any appellate court from any thereof; (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in such courts; and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in such courts. Notwithstanding the foregoing, with respect to any action or proceeding arising out of this Agreement or any of the transactions contemplated hereby that primarily relate to Israeli Law matters, each of the parties hereto (x) consents to submit itself to the personal jurisdiction of the courts of Tel-Aviv, Israel, and (y) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court. Each of the Parties agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Each Party irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.6 in the manner provided for notices in Section 9.5. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by applicable Law.
18.7 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7.

18.8 Entire Agreement. This Agreement, together with the Merger Agreement contains the entire understanding of the Parties in respect of the subject matter hereof, and supersedes all prior negotiations and understandings between the Parties with respect to such subject matter.
18.9 Counterparts. This Agreement may be executed manually or by other electronic transmission by the Parties, in any number of counterparts, each of which shall be considered one and the same agreement and shall become effective when a counterpart hereof shall have been signed by each of the Parties and delivered to the other Parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .pdf or DocuSign format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
18.10 Interpretation. When a reference is made in this Agreement to sections, such reference shall be to a section of this Agreement, unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act; provided, that no direct or indirect portfolio companies (as such term is understood in the private equity industry) or investments of or affiliated with any Shareholder of any of its Affiliates shall be deemed or treated as an Affiliate of such Shareholder. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other things extends, and such word or phrase shall not merely mean “if.” The term “or” is not exclusive, and shall be interpreted as “and/or.” The phrases “the date of this Agreement,” “the date hereof,” “of even date herewith” and terms of similar import, shall be deemed to refer to the date set forth in the preamble to this Agreement. The headings set forth in this Agreement or any schedule delivered pursuant to this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or such schedule or any term or provision hereof or thereof. All references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person, unless otherwise indicated or the context otherwise requires. A reference to any specific Law or to any provision of any Law, whether or not followed by the phrase “as amended,” includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued thereunder or pursuant thereto) as of such date. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
18.11 Capacity as Shareholder. No person executing this Agreement who is or becomes an officer or director of the Company makes any agreement or understanding herein in his or her capacity as such officer or director. Each Shareholder signs solely in his, her or its capacity as the record and beneficial owner of the Covered Shares. Nothing herein shall limit or affect any actions taken by any Shareholder or any officer, director, employee, affiliate or representative of any Shareholder solely in his or her capacity as an officer or director of the Company, including without limitation, exercising his or her fiduciary duties in connection thereto.
18.12 Adjustments. After the date of this Agreement and prior to the termination of this Agreement in accordance with Section 7, in the event of an Adjustment, the term “Covered Shares” shall be deemed to refer to and include any stock (or share) and any securities into which or for which any or all of such stock (or share) and securities may be changed or exchanged or which are received in such Adjustment.
18.13 Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.
18.14 No Agreement Until Executed. This Agreement shall not be effective unless and until (i) the Merger Agreement is executed and delivered by all parties thereto and (ii) this Agreement is executed and delivered by all Parties.

18.15 Further Assurances. Each Shareholder will execute and deliver, or cause to be executed and delivered, all further documents and instruments and use such Shareholder’s reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law, to perform such Shareholder’s obligations under this Agreement.
18.16 No Third Party Beneficiaries. Nothing in this Agreement shall confer any rights upon any Person other than the Parties and each such Party’s respective heirs, successors and permitted assigns, except as otherwise set forth herein.
18.17 Non-Survival of Representations and Warranties. The respective representations and warranties of the Shareholders and the Company contained herein shall not survive the closing of the transactions contemplated hereby and by the Merger Agreement.
18.18 Non-Recourse. Notwithstanding anything herein to the contrary, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or to the extent related to this Agreement may only be brought against the entities that are expressly named as Parties hereto and their respective successors and assigns. Except as set forth in the immediately preceding sentence, no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any Party hereto, and no past, present or future director, officer, manager, employee, incorporator, member, partner, stockholder, equityholder, controlling person, Affiliate, agent, attorney, advisor or representative of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of any Party hereto under this Agreement (whether in tort, contract or otherwise). The Parties acknowledge and agree that the Non-Recourse Parties are third party beneficiaries of this Section 9.18, each of whom may enforce the provisions thereof.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have executed this Voting Agreement as of the date first above written.
IRONSOURCE LTD.

By:
Name:
Title:

[•]

By:
Name:
Address:
E-mail:
[Signature Page to Voting Agreement]

SCHEDULE A

COVERED SHARES
Name of Shareholder	Number of Parent Shares
[•]	[•]

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Officers and Directors
Section 145 of the Delaware General Corporation Law (the “DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Unity’s amended and restated certificate of incorporation permits indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and Unity’s amended and restated bylaws provide that it will indemnify its directors and officers and permit it to indemnify its employees and other agents, in each case to the maximum extent permitted by the DGCL.
Unity has entered into indemnification agreements with its directors and officers, whereby it has agreed to indemnify its directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of Unity, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Unity.
Unity maintains insurance policies that indemnifies its directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.
Item 21.	Exhibits
A list of the exhibits included as part of this registration statement is set forth in the Exhibit Index that immediately precedes such exhibits and is incorporated herein by reference.
Item 22.	Undertakings
The undersigned registrant hereby undertakes as follows:
(i) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;
(b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(ii) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(iii) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(iv) That, for the purpose of determining liability under the Securities Act of 1933, as amended, to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(v) That, for the purpose of determining liability of the registrant under the Securities Act of 1933, as amended, to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned Registrant hereby undertakes as follows: That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
The Registrant undertakes that every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the

Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 29th day of July, 2022.
UNITY SOFTWARE INC.

By:	/s/ John Riccitiello
John Riccitiello
President and Chief Executive Officer
(Principal Executive Officer)
POWER OF ATTORNEY
KNOW BY ALL THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints John Riccitiello, Luis Visoso, Nora Go, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated below.
Signature	Title	Date

/s/ John Riccitiello	President, Chief Executive Officer, and Executive Chairman of the Board of Directors (Principal Executive Officer)	July 29, 2022
John Riccitiello

/s/ Luis Visoso	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 29, 2022
Luis Visoso

/s/ Roelof Botha	Director	July 29, 2022
Roelof Botha

/s/ Mary Schmidt Campbell	Director	July 29, 2022
Mary Schmidt Campbell, Ph.D.

/s/ Egon Durban	Director	July 29, 2022
Egon Durban

/s/ David Helgason	Director	July 29, 2022
David Helgason

/s/ Alyssa Henry	Director	July 29, 2022
Alyssa Henry

Signature	Title	Date

/s/ Keisha Smith-Jeremie	Director	July 29, 2022
Keisha Smith-Jeremie

/s/ Michele K. Lee	Director	July 29, 2022
Michele K. Lee

/s/ Barry Schuler	Director	July 29, 2022
Barry Schuler

/s/ Robynne Sisco	Director	July 29, 2022
Robynne Sisco

EXHIBIT INDEX
Exhibit Index	Description of Document
2.1+**
Agreement and Plan of Merger, dated as of July 13, 2022, by and among Unity Software Inc., Ursa Aroma Merger Subsidiary Ltd. and ironSource Ltd., attached as Annex A to the joint proxy statement/prospectus included in this registration statement.

2.2
Asset Purchase Agreement, dated November 7, 2021, by and among Unity Software Inc., Weta Digital Limited, Film Property Trust, Weta holdings LLC, Joseph Letteri, and Weta Principal Fund LLC (Incorporated by reference to Exhibit 10.1 to Unity’s Current Report on Form 8-K, filed November 9, 2021).

3.1	Amended and Restated Certificate of Incorporation of the Registrant (Incorporated by reference to Exhibit 3.1 to Unity’s Current Report on Form 8-K, filed September 22, 2020).
3.2	Amended and Restated Bylaws of the Registrant (Incorporated by reference to Exhibit 3.4 to Unity’s Registration Statement on Form S-1/A, filed September 9, 2020).
4.1	Specimen common stock certificate of the Registrant (Incorporated by reference to Exhibit 4.1 to Unity’s Registration Statement on Form S-1/A, filed September 9, 2020).
4.2
Amended and Restated Investor Rights Agreement by and among the Registrant and certain of its stockholders, dated May 7, 2019 (Incorporated by reference to Exhibit 4.2 to Unity’s Registration Statement on Form S-1, filed August 24, 2020).

4.3
Description of Registrant’s Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (Incorporated by reference to Exhibit 4.3 to Unity’s Annual Report on Form 10-K, filed on March 5, 2021).

4.4
Indenture, dated as of November 19, 2021, by and between Unity Software Inc. And U.S. Bank National Association, as Trustee (Incorporated by reference to Exhibit 4.1 to Unity’s Current Report on Form 8-K, filed November 19, 2021)

4.5
Form of Global Note, representing Unity Software Inc.’s 0% Convertible Senior Notes due 2026 (included as Exhibit A to the Indenture filed as Exhibit 4.4) (Incorporated by reference to Exhibit 4.2 to Unity’s Current Report on Form 8-K, filed November 19, 2021).

5.1*	Opinion of Morrison & Foerster LLP as to legality of securities offered under this prospectus.
9.1**
Form of Voting Agreement, dated as of July 13, 2022, by and among Unity and certain shareholders of ironSource party thereto, attached as Annex D to the joint proxy statement/prospectus included in this registration statement.

9.2**
Form of Voting Agreement, dated as of July 13, 2022, by and among ironSource and certain stockholders of Unity party thereto, attached as Annex E to the joint proxy statement/prospectus included in this registration statement.

10.1	Unity Software Inc. 2009 Stock Plan and related form agreements (Incorporated by reference to Exhibit 10.1 to Unity’s Quarterly Report on Form 10-Q, filed November 13, 2020).
10.2	Unity Software Inc. 2019 Stock Plan and related form agreements (Incorporated by reference to Exhibit 10.2 to Unity’s Quarterly Report on Form 10-Q, filed November 13, 2020).
10.3	Unity Software Inc. 2020 Equity Incentive Plan and related form agreements (Incorporated by reference to Exhibit 10.3 to Unity’s Annual Report on Form 10-K, filed February 22, 2022).
10.4	Unity Software Inc. 2020 Employee Stock Purchase Plan (Incorporated by reference to Exhibit 10.5 to Unity’s Registration Statement on Form S-1/A, filed September 9, 2020).
10.5
Form of Indemnification Agreement between the Registrant and each of its directors and executive officers (Incorporated by reference to Exhibit 10.1 to Unity’s Registration Statement on Form S-1/A, filed September 9, 2020).

10.6	Non-Employee Director Compensation Policy (Incorporated by Reference to Exhibit 10.6 to Unity’s Annual Report on Form 10-K, filed March 5, 2021).
10.7
Form of Confirmatory Offer Letter between Unity Technologies SF and each of Clive Downie, Ralph Hauwert, Ruth Ann Keene, Ingrid Lestiyo (Incorporated by reference to Exhibit 10.12 to Unity’s Registration Statement on Form S-1, filed August 24, 2020).

10.8	Unity Software Inc. Cash Incentive Bonus Plan (Incorporated by reference to Exhibit 10.16 to Unity’s Registration Statement on Form S-1, filed August 24, 2020).

Exhibit Index	Description of Document
10.9
Office Lease, dated November 25, 2015, by and between 26 Third Street (SF) Owner, LLC, and Unity Technologies SF, as amended by (i) the First Amendment to Office Lease, dated January 23, 2017, by and between 26 Third Street (SF) Owner, LLC, and Unity Technologies SF, and (ii) the Second Amendment to Office Lease, dated August 1, 2018, by and between 26 Third Street (SF) Owner, LLC, and Unity Technologies SF (Incorporated by reference to Exhibit 10.7 to Unity’s Registration Statement on Form S-1, filed August 24, 2020).

10.10
Commercial Lease Agreement, dated September 1, 2015, by and between PFA Ejendomme A/S and Unity Technologies ApS (Incorporated by reference to Exhibit 10.8 to Unity’s Registration Statement on Form S-1, filed August 24, 2020).

10.11	Form of Capped Call Transactions (Incorporated by reference to Exhibit 10.1 to Unity’s Current Report on Form 8-K, filed November 19, 2021).
10.12
Offer Letter Agreement, dated October 21, 2014, by and between Unity Software Inc. and John Riccitiello (Incorporated by reference to Exhibit 10.10 to Unity’s Registration Statement on Form S-1, filed August 24, 2020).

10.13	Unity Software Inc. G&A Executive Severance Plan (Incorporated by reference to Exhibit 10.14 to Unity’s Registration Statement on Form S-1, filed August 24, 2020).
10.14	Unity Software Inc. Senior Executive Severance Plan (Incorporated by reference to Exhibit 10.15 to Unity’s Registration Statement on Form S-1, filed August 24, 2020).
10.15
Offer letter and addendum, dated January 8, 2021, by and between Unity Technologies SF and Marc Whitten (Incorporated by reference to Exhibit 10.1 to Unity’s Quarterly Report on Form 10-Q, filed May 12, 2021).

10.16	Offer Letter, dated March 15, 2021, by and between Unity Technologies SF and Luis Felipe Visoso (Incorporated by reference to Exhibit 10.1 to Unity’s Current Report on Form 8-K, filed March 17, 2021).
10.17
Separation Agreement, dated March 24, 2021, by and between the Unity Technologies SF and Kimberly Jabal (Incorporated by reference to Exhibit 10.17 to Unity’s Current Report on Form 8-K, filed March 30, 2021).

10.18
Investment Agreement, dated as of July 13, 2022, by and between Unity, Silver Lake Alpine II, L.P., Silver Lake Partners VI, L.P. and Sequoia Capital Fund, L.P. (Incorporated by reference to Exhibit 10.3 to Unity’s Current Report on Form 8-K, filed July 15, 2022).

10.19**	Offer Letter, dated December 28, 2021, by and between Unity Technologies SF and Carol Carpenter.
21.1	Subsidiaries of the Registrant (Incorporated by reference to Exhibit 21.1 to Unity’s Annual Report on Form 10-K, filed February 22, 2022).
23.1**	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2**	Consent of Kesselman & Kesselman, Certified Public Accountants (Isr.) a member firm of PricewaterhouseCoopers International Limited
23.3*	Consent of Morrison & Foerster LLP (included in exhibit 5.1)
24.1**	Powers of Attorney (included on signature page).
99.1**	Consent of Morgan Stanley & Co. LLC
99.2**	Consent of Jefferies LLC
99.4*	Form of Proxy Card of Unity Software Inc.
99.5*	Form of Proxy Card of ironSource Ltd.
99.6**	Consent of Tomer Bar-Zeev to become director of Unity Software Inc.
99.7*	Consent of to become director of Unity Software Inc.
99.8*	Consent of to become director of Unity Software Inc.
107**	Filing Fee Table
*	To be filed by Amendment.
**	Filed herewith.
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Unity Software Inc. has omitted certain schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K and agrees to furnish supplementally to the SEC a copy of any omitted schedule or exhibit upon request by the SEC.